9/12

06018274

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME: Brampton Equal Weight Oil and Gas Income Fund

*CURRENT ADDRESS: Suite 2930 P.O. Box 793
Bay Wellington Tower, BCE Place
181 Bay Street
Toronto, Ontario
M5J 2T3
Canada

**FORMER NAME:

**NEW ADDRESS:

PROCESSED
NOV 13 2006
THOMSON
FINANCIAL

FILE NO. 82- 35036 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☐
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☑
DEF 14A (PROXY)	☐		

OICF/BY: [signature]

DAT: 11/8/06

BROMPTON
EQUAL WEIGHT OIL & GAS
INCOME FUND

BROMPTON EQUAL WEIGHT OIL & GAS INCOME FUND ANNOUNCES DISTRIBUTION

Toronto, January 19, 2005 (TSX: OGF.UN) – Brompton Equal Weight Oil & Gas Income Fund is pleased to announce that a distribution in the amount of $0.101 per unit will be paid on February 14, 2005 to unitholders of record at the close of business on January 31, 2005.

The Fund's Distribution Reinvestment Plan allows unitholders to automatically reinvest monthly distributions in additional units of the Fund. This feature provides unitholders with an excellent opportunity to benefit from reinvesting distributions in additional units. Please contact your investment advisor to enroll in the Plan.

For additional information, including the Fund's portfolio, please visit our website at www.bromptongroup.com.

Donald W. C. Lillie
President
Brompton Energy Trust Management Limited
(416) 642-6003

2

BROMPTON
EQUAL WEIGHT OIL & GAS
INCOME FUND

BROMPTON EQUAL WEIGHT OIL & GAS INCOME FUND ANNOUNCES DISTRIBUTION

Toronto, February 17, 2005 (TSX: OGF.UN) – Brompton Equal Weight Oil & Gas Income Fund is pleased to announce that a distribution in the amount of $0.102 per unit will be paid on March 14, 2005 to unitholders of record at the close of business on February 28, 2005.

The Fund's Distribution Reinvestment Plan allows unitholders to automatically reinvest monthly distributions in additional units of the Fund. This feature provides unitholders with an excellent opportunity to benefit from reinvesting distributions in additional units. Please contact your investment advisor to enroll in the Plan.

For additional information, including the Fund's portfolio, please visit our website at www.bromptongroup.com.

Donald W. C. Lillie
President
Brompton Energy Trust Management Limited
(416) 642-6003

BROMPTON
EQUAL WEIGHT OIL & GAS
INCOME FUND

BROMPTON EQUAL WEIGHT OIL & GAS INCOME FUND ANNOUNCES DISTRIBUTION

Toronto, March 18, 2005 (TSX: OGF.UN) – Brompton Equal Weight Oil & Gas Income Fund is pleased to announce that a distribution in the amount of $0.102 per unit will be paid on April 14, 2005 to unitholders of record at the close of business on March 31, 2005.

The Fund's Distribution Reinvestment Plan allows unitholders to automatically reinvest monthly distributions in additional units of the Fund. This feature provides unitholders with an excellent opportunity to benefit from reinvesting distributions in additional units. Please contact your investment advisor to enroll in the Plan.

For additional information, including the Fund's portfolio, please visit our website at www.bromptongroup.com.

Donald W. C. Lillie
President
Brompton Energy Trust Management Limited
(416) 642-6003

BROMPTON EQUAL WEIGHT OIL & GAS INCOME FUND

The Fund

Brompton Equal Weight Oil & Gas Income Fund is a closed-end investment trust that trades on the Toronto Stock Exchange under the symbol OGF.UN. The Fund commenced operations on October 7, 2004, when it issued 40 million units at $10 per unit through an initial public offering. An additional 1.7 million units were issued on October 18, 2004 through the exercise of the over-allotment option, bringing gross proceeds from the offering to $417 million. The Fund is managed by Brompton Energy Trust Management Limited. The Fund's investment objectives are to provide investors with the benefits of high monthly cash distributions and low management fees together with the opportunity for capital appreciation by investing in an equally weighted portfolio of oil and gas income trusts on a passive basis.

The portfolio comprised at the time of investment an approximate equal dollar amount of securities of each oil and gas income trust listed on the TSX that pays a regular distribution and has a float capitalization of at least $500 million. The portfolio is rebalanced quarterly to eliminate any oil and gas income trust whose float capitalization falls below $350 million or otherwise does not qualify for investment and to include any newly qualifying oil and gas income trusts.

Management's Discussion and Analysis

The following information provides an analysis of the operations and financial position of the Fund and it should be read in conjunction with the financial statements and accompanying notes.

Distributions

The Fund made $0.294 per unit in distributions in 2004, including $0.093 per unit distribution to unitholders of record at the end of October, the month in which the Fund completed its initial public offering. Average monthly distributions over the period were in line with the level of distributions initially targeted in the Fund's final prospectus. For the months during which the Fund was fully invested, the level of distributions exceeded the targeted amount.

A breakdown of the 2004 distributions for tax purposes is provided in the section titled 2004 Tax Information in this report. The component qualifying for return of capital was approximately 39%.

The Fund has a distribution reinvestment plan which allows participating unitholders to automatically reinvest monthly distributions in additional units of the Fund. For the year ended December 31, 2004, 3,867 units were issued from treasury pursuant to this plan at an average price per unit of $9.52.

Investment Portfolio

As of December 31, 2004, the Fund's investments included a total of 20 oil and gas income trusts. At the time of investment, each holding represented 5% of the market value of the portfolio.

A detailed listing of the Fund's security holdings is provided in the financial statements.

The Fund recorded unrealized gains of $3.1 million during the period from October 7, 2004 to December 31, 2004.

Net Asset Value

During the period ended December 31, 2004, the net asset value of the Fund increased by $0.08 per unit or 1% to $9.53, broken down as follows:

		Per Unit
Net investment income	$	0.29
Increase in unrealized gains on investments		0.08
Results of operations		0.37
Less: distributions		(0.29)
Increase in net asset value	$	0.08

Net Asset Value Since Inception


$10.00
$9.50
$9.00
Oct 04
Nov 04
Dec 04

Liquidity and Capital Resources

As of December 31, 2004, the Fund had borrowings of $43.6 million under its term credit facility, which represented 10% of total assets. The interest rate on these borrowings has been fixed at 4.513% until August 25, 2009 to reduce the Fund's exposure to rising interest rates over its term. In addition to the term credit facility, the Fund has $22.9 million available under a 364-day revolving credit facility, which can be borrowed at the prime rate of interest or at the banker's acceptance rate plus a fixed percentage. The revolving credit facility may be used for working capital purposes and to invest in public offerings of oil and gas trusts that qualify for inclusion in the portfolio.

To provide liquidity, units of the Fund are listed on the TSX under the symbol OGF.UN. The Fund's normal course issuer bid allows it to purchase units for cancellation when they trade below the net asset value per unit. In such situations, purchases under the issuer bid are accretive to the net asset value of the Fund. No units were purchased during the year under this bid. In addition, unitholders may redeem units of the Fund on the second last business day of November of each year beginning in 2005 at the then current net asset value.

Management Expense Ratio

The Fund has a very low management fee at 0.45% of net asset value per annum. Combined with the 0.30% service fee that is paid to investment dealers and the general and administrative expenses of the Fund, the management expense ratio for 2004 was 0.89% based on net assets and 0.78% based on total assets.

Risk Analysis

The Fund is subject to a number of risks and uncertainties which are discussed on page 95 of this report. Unitholders are encouraged to review these risks.

Outlook

The Fund's investment objectives are to provide investors with the benefits of high monthly cash distributions and low management fees together with the opportunity for capital appreciation by investing in an equally weighted portfolio of oil and gas income trusts on a passive basis. The Fund has met these objectives over the approximate three month period of operations in 2004. While we continue to believe in the long-term fundamentals of the oil and gas sectors in which the Fund invests, values of the underlying investments and consequently the net asset value of the Fund may fluctuate over time.

BROMPTON EQUAL WEIGHT OIL & GAS INCOME FUND (the "Issuer")

REPORT FOR THE YEAR ENDED December 31, 2004
(Section 114 of the *Regulation Concerning Securities* (Quebec))

Total number of options/warrants/rights to acquire shares in the capital of the Issuer granted to persons resident in Quebec in the year ended December 31, 2004:

- Nil.

Total number of shares in the capital of the Issuer issued pursuant to exemptions under Section 52 of the *Securities Act* (Quebec) upon exercise of options/warrants/rights granted to persons resident in Quebec in the year ended December 31, 2004:

- Nil.

6

Management's Responsibility Statement

The financial statements of Brompton Equal Weight Oil & Gas Income Fund (the "Fund") have been prepared by Brompton Energy Trust Management Limited (the "Manager" of the Fund) and approved by the Board of Directors of the Manager. The Manager is responsible for the information and representations contained in these financial statements and the other sections of the Annual Report.

The Manager maintains appropriate procedures to ensure that relevant and reliable financial information is produced. Statements have been prepared in accordance with accounting principles generally accepted in Canada and include certain amounts that are based on estimates and judgements. The significant accounting policies applicable to the Fund are described in Note 2 to the financial statements.

The Board of Directors of the Manager is responsible for ensuring that management fulfills its responsibilities for financial reporting and has reviewed and approved these financial statements. The Board carries out this responsibility through the Audit Committee, which is comprised of unrelated directors of the Board.

The Manager, with the approval of its Board of Directors, has appointed the external firm of PricewaterhouseCoopers LLP as the auditor of the Fund. They have audited the financial statements of the Fund in accordance with Canadian generally accepted auditing standards to enable them to express to unitholders their opinion on the financial statements. The auditors have full and unrestricted access to the Audit Committee to discuss their findings.

(Signed)

Raymond R. Pether
Chief Executive Officer
Brompton Energy Trust Management Limited
February 1, 2005

(Signed)

Mark A. Caranci
Chief Financial Officer
Brompton Energy Trust Management Limited

Auditors' Report

To the Unitholders of Brompton Equal Weight Oil & Gas Income Fund:

We have audited the statement of investments of Brompton Equal Weight Oil & Gas Income Fund (the "Fund") as at December 31, 2004 and the statement of net assets as at December 31, 2004 and the statements of operations, changes in net assets and cash flow for the period from October 7, 2004 (date of commencement of operations) to December 31, 2004. These financial statements are the responsibility of management of the Fund's Manager. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Fund as at December 31, 2004 and the results of its operations, the changes in its net assets and its cash flows for the period from October 7, 2004 (date of commencement of operations) to December 31, 2004 in accordance with Canadian generally accepted accounting principles.

(Signed)

PricewaterhouseCoopers LLP
Chartered Accountants
Toronto, Ontario
February 1, 2005

Statement of Net Assets

As at December 31	2004
Assets	
Investments, at market value (cost – $437,907,177)	$ 441,012,018
Cash and short-term investments	748,288
Distributions and interest receivable	4,260,060
Deferred financing costs (note 7)	68,595
Total assets	446,088,961
Liabilities	
Accounts payable and accrued liabilities	448,403
Distributions payable to unitholders (note 4)	4,216,457
Loans payable (note 7)	43,600,000
Total liabilities	48,264,860
Net assets representing unitholders' equity	$ 397,824,101
Units outstanding (note 3)	41,747,101
Net asset value per unit	$ 9.53

Approved on behalf of Brompton Equal Weight Oil & Gas Income Fund, by the Board of Directors of Brompton Energy Trust Management Limited, the Manager.

(Signed)

Peter A. Braaten
Director

(Signed)

James W. Davie
Director

Statement of Operations

For the period from October 7 (commencement of operations) to December 31	2004
Income	
Distributions from income funds	$ 13,578,481
Interest income	34,416
	13,612,897
Expenses	
Management fee (note 5)	439,479
Service fee (note 5)	274,860
General and administrative	232,263
Interest and bank charges (note 7)	436,262
	1,382,864
Net investment income	12,230,033
Net change in unrealized gain on investments	3,104,841
Results of operations	$ 15,334,874
Results of operations per unit [1]	$ 0.37

[1] Based on weighted average number of units outstanding for the period (note 3).

The accompanying notes are an integral part of these financial statements.

Statement of Cash Flows

For the period from October 7 (commencement of operations) to December 31	2004
Cash flows from operating activities:	
Results of operations	$ 15,334,874
Adjustments to reconcile net cash used in operations:	
Net change in unrealized gain on investments	(3,104,841)
Amortization of deferred financing costs	8,737
Increase in distributions receivable	(4,260,060)
Increase in accounts payable and accrued liabilities	448,403
Purchase of investments (note 6)	(437,907,177)
Cash used in operating activities	(429,480,064)
Cash flows from financing activities:	
Proceeds from issuance of units, net (note 3)	394,718,238
Increase in loans payable	43,600,000
Deferred financing costs paid	(77,332)
Distributions paid to unitholders (note 4)	(8,049,364)
Proceeds from distribution reinvestment plan	36,810
Cash provided by financing activities	430,228,352
Net increase in cash	748,288
Cash and short-term investments, beginning of period	—
Cash and short-term investments, end of period	$ 748,288
Supplemental information:	
Interest paid	$ 422,133

Statement of Changes in Net Assets

For the period from October 7 (commencement of operations) to December 31	2004
Net assets – beginning of period	$ —
Operations:	
Results of operations	15,334,874
Unitholder transactions:	
Proceeds from issuance of units, net (note 3)	394,718,238
Distributions to unitholders (note 4)	(12,265,821)
Proceeds from distribution reinvestment plan (note 4)	36,810
	382,489,227
Net increase in net assets	397,824,101
Net assets – end of period	$ 397,824,101
Distributions per unit	$ 0.294

The accompanying notes are an integral part of these financial statements.

Statement of Investments

As at December 31, 2004		Cost	Market Value
No. of Units	Oil & Gas		
1,489,043	Acclaim Energy Trust	$ 21,895,365	$ 21,442,219
1,019,381	Advantage Energy Income Fund	21,895,350	22,436,576
1,834,885	APF Energy Trust	21,895,361	21,504,852
1,296,424	ARC Energy Trust	21,895,355	23,205,990
1,610,949	Baytex Energy Trust	21,895,367	20,571,819
855,582	Bonavista Energy Trust	21,895,346	23,186,272
533,239	Enerplus Resources Fund	21,895,369	23,249,220
1,193,386	Focus Energy Trust	21,895,358	23,831,918
1,000,250	Harvest Energy Trust	21,895,360	22,955,738
1,466,335	NAL Oil & Gas Trust	21,895,358	19,868,839
1,366,215	Paramount Energy Trust	21,895,360	21,777,467
1,147,194	Pengrowth Energy Trust, B-units	21,895,351	21,223,089
1,359,290	Petrofund Energy Trust	21,895,357	21,218,517
565,418	Peyto Energy Trust	21,895,357	27,043,943
787,869	PrimeWest Energy Trust	21,895,350	20,973,073
1,462,195	Progress Energy Trust	21,895,361	19,768,876
1,939,602	Provident Energy Trust	21,895,362	22,053,275
980,303	Shiningbank Energy Income Fund	21,895,356	21,066,712
1,099,139	Vermilion Energy Trust	21,895,366	22,114,677
3,187,992	Viking Energy Royalty Trust	21,895,368	21,518,946
	Total	$ 437,907,177	$ 441,012,018

The accompanying notes are an integral part of these financial statements.

Notes to the Financial Statements
December 31, 2004

1. OPERATIONS

Brompton Equal Weight Oil & Gas Income Fund (the "Fund") is a closed-end investment trust created under the laws of the Province of Ontario on September 28, 2004 pursuant to a declaration of trust. The Fund commenced operations on October 7, 2004. Computershare Trust Company of Canada is the Trustee and Brompton Energy Trust Management Limited (the "Manager") is responsible for managing the affairs of the Fund. The Manager has retained Brompton Capital Advisors Inc. to acquire the portfolio and to rebalance it on an quarterly basis in accordance with the terms of the declaration of trust.

2. SIGNIFICANT ACCOUNTING POLICIES

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles and they include estimates and assumptions made by management that affect the reported amounts of assets and liabilities at the date of these financial statements and the reported amounts of income and expenses during the period. Actual results could differ from these estimates.

a) **Valuation of Investments**
The Fund's investments are presented at market value. Investments that are publicly traded are valued at their closing price. If a closing price is not available, then these investments are valued using an average of the latest bid and ask prices. Short-term investments are valued at cost which, when taken together with accrued interest income thereon, is an approximation of their market value.

b) **Investment Transactions and Income Recognition**
Investment transactions are recorded on trade date and any realized gains or losses are recognized using the average cost of the investments. Interest income is recognized on an accrual basis. Distributions from income funds are recognized on the ex-distribution date. Net realized gains (losses) on sale of investments include net realized gains or losses from foreign currency changes.

c) **Income Taxes**
The Fund qualifies as a mutual fund trust under the Income Tax Act (Canada). Provided the Fund makes distributions in each year of its net income and net realized capital gains, the Fund will not generally be liable for income tax. It is the intention of the Fund to distribute all of its net income and net realized capital gains on an annual basis. Accordingly, no income tax provision has been recorded.

d) **Foreign Exchange**
The market value of investments and other assets and liabilities that are denominated in foreign currencies are translated into Canadian dollars at the noon rate of exchange on each valuation date. Purchases and sales of investments and income derived from investments, are translated at the rate of exchange prevailing at the time of such transactions.

e) **Fair Value of Financial Instruments**
The fair value of the Fund's financial instruments, which are composed of cash, distributions receivable, accounts payable and accrued liabilities and loans payable, approximate their carrying values.

3. UNITS OF THE FUND

Authorized
The Fund is authorized to issue an unlimited number of transferable, redeemable units of beneficial interest, each of which represents an equal, undivided interest in the net assets of the Fund. Each unit entitles the holder to one vote and to participate equally with respect to any and all distributions made by the Fund. Units may be surrendered for redemption at any time during November of any year, commencing in 2005, but at least twenty business days prior to the second last business day of November ("Redemption Date"). Redemption of surrendered units will be effected at net asset value on the Redemption Date of each year and will be settled on or before the tenth business day in December.

Issued

	Number of Units	Amount
Units – beginning of period	—	—
Initial public offering, net	40,000,000	$ 378,200,000
Exercise of over-allotment option, net	1,700,000	16,107,500
Issued for services (note 5)	43,234	410,738
Units issued under the distribution reinvestment plan (note 4)	3,867	36,810
Units – end of period	41,747,101	$ 394,755,048

On October 7, 2004, the Fund completed its initial public offering of 40,000,000 units at a price of $10.00 per unit for proceeds, net of agents' fees and issuance costs, of $378,200,000.

On October 18, 2004, the Fund completed the issuance of an additional 1,700,000 units at a price of $10.00 per unit for proceeds, net of agents' fees, of $16,107,500. The issuance of these additional units was pursuant to the exercise of the over-allotment option granted to the agents in connection with the initial public offering.

During the period, the Fund issued 43,234 units to the Manager in respect of its management fee.

The Fund received approval from the Toronto Stock Exchange for a normal course issuer bid for the period from November 4, 2004 through to November 3, 2005. Pursuant to the issuer bid, the Fund may purchase up to 4,160,000 of its units for cancellation. The Fund may repurchase units when the net asset value per unit exceeds its trading price. For the period from October 7, 2004 to December 31, 2004, no such units were purchased.

The weighted average number of units outstanding from the date of commencement of operations on October 7, 2004 to December 31, 2004 was 41,491,318.

4. DISTRIBUTIONS PAYABLE TO UNITHOLDERS

Distributions, as declared by the Manager, are made on a monthly basis to unitholders of record on the last business day of each month. The distributions are payable by the tenth business day of the following month. For the period October 7, 2004 to December 31, 2004, the Fund declared total distributions of $0.2940 per unit. Pursuant to the Fund's distribution reinvestment plan, unitholders may elect to reinvest monthly distributions in additional units of the Fund which may be issued from treasury or purchased in the open market. For the period from October 7, 2004 to December 31, 2004, 3,867 units were issued from treasury by the Fund pursuant to the distribution reinvestment plan.

5. MANAGEMENT AND SERVICE FEES

Pursuant to a management agreement, the Manager provides management and administrative services to the Fund, for which it is paid a management fee equal to 0.45% per annum of the net asset value of the Fund plus applicable taxes. The management fee may be paid in cash or units at the option of the Manager. To the extent that units are issued from treasury for this purpose, they will be issued at the net asset value per unit. During 2004, the entire management fee was paid in units. The Manager is responsible for paying fees to Brompton Capital Advisors Inc. for its services to the Fund. The Fund also pays to the Manager a service fee equal to 0.30% per annum of the net asset value of the Fund. The service fee is in turn paid by the Manager to investment dealers in proportion to the number of units held by clients of each dealer at the end of each calendar quarter.

6. INVESTMENT TRANSACTIONS

Investment transactions for the period from October 7, 2004 to December 31, 2004 were as follows:

	2004
Proceeds from sale of investments	$ —
Less cost of investments sold:	
Investments at cost – beginning of period	—
Investments purchased during the period	395,370,007
Investments received in exchange for units	42,537,170
Investments at cost – end of period	(437,907,177)
Cost of investments sold during the period	—
Net realized gain on sale of investments	$ —

Brokerage commissions on investments purchased and sold during the period ended December 31, 2004 amounted to $741,699.

7. LOANS PAYABLE

Pursuant to an agreement with a Canadian chartered bank, the Fund has a 364-day renewable revolving credit facility and a term credit facility. The revolving credit facility provides for maximum borrowings of $22.9 million at either the prime rate of interest or the bankers' acceptance rate plus a fixed percentage. There were no drawings under this facility at December 31, 2004. The Fund has borrowed the maximum amount of $43.6 million under the term credit facility at a fixed rate of 4.513% for five years ending August 25, 2009. The credit facilities are secured by a first-priority security interest over all of the Fund's assets.

Costs incurred to establish the credit facilities are deferred and amortized over the term of the facilities. For the period ended December 31, 2004, the Fund has recorded amortization of these costs in the amount of $8,737.

The credit facilities are used by the Fund for the purchase of additional investments and for general Fund purposes.

BROMPTON
EQUAL WEIGHT OIL & GAS
INCOME FUND

BROMPTON EQUAL WEIGHT OIL & GAS INCOME FUND ANNOUNCES DISTRIBUTION

Toronto, April 20, 2005 (TSX: OGF.UN) – Brompton Equal Weight Oil & Gas Income Fund is pleased to announce that a distribution in the amount of $0.105 per unit will be paid on May 13, 2005 to unitholders of record at the close of business on April 29, 2005.

The Fund's Distribution Reinvestment Plan allows unitholders to automatically reinvest monthly distributions in additional units of the Fund. This feature provides unitholders with an excellent opportunity to benefit from reinvesting distributions in additional units. Please contact your investment advisor to enroll in the Plan.

For additional information, including the Fund's portfolio, please visit our website at www.bromptongroup.com.

Raymond R. Pether
Chief Executive Officer
Brompton EWI Management Limited
(416) 642-6006

BROMPTON
EQUAL WEIGHT OIL & GAS
INCOME FUND

BROMPTON EQUAL WEIGHT OIL & GAS INCOME FUND DECLARES DISTRIBUTION

Toronto, May 19, 2005 (TSX: OGF.UN) – Brompton Equal Weight Oil & Gas Income Fund is pleased to announce that a distribution in the amount of $0.105 per unit will be paid on June 14, 2005 to unitholders of record at the close of business on May 31, 2005.

The Fund's Distribution Reinvestment Plan allows unitholders to automatically reinvest monthly distributions in additional units of the Fund. This feature provides unitholders with an excellent opportunity to benefit from reinvesting distributions in additional units. Please contact your investment advisor to enroll in the Plan.

For additional information, including the Fund's portfolio, please visit our website at www.bromptongroup.com.

David Roode
Senior Vice President
Brompton Energy Trust Management Limited
(416) 642-6008

BROMPTON EQUAL WEIGHT OIL & GAS INCOME FUND

INITIAL ANNUAL INFORMATION FORM

May 19, 2005

GLOSSARY OF TERMS

In this Annual Information Form, the following terms shall have the meanings set forth below, unless otherwise indicated.

"Additional Distribution" means a Distribution that will, if necessary, be made automatically in each year to Unitholders of record on December 31 in order that the Fund will generally not be liable to pay income tax.

"BCAI" means Brompton Capital Advisors Inc.

"Business Day" means any day except Saturday, Sunday, a statutory holiday in Toronto, Ontario or any other day on which the TSX is not open for trading.

"CDS" means The Canadian Depository for Securities Limited.

"CDS Participant" means a participant in CDS.

"CRA" means the Canada Revenue Agency.

"Custodian" means The Royal Trust Company, in its capacity as custodian under the Custodian Agreement.

"Custodian Agreement" means the custodian agreement dated October 4, 2004 between the Manager, on behalf of the Fund and the Custodian, as it may be amended from time to time.

"Declaration of Trust" means the declaration of trust dated as of September 28, 2004 as it may be amended from time to time.

"Distribution(s)" means the cash and *in specie* distribution(s) which are paid by the Fund to Unitholders.

"Distribution Date" means the date on which cash Distributions are paid by the Fund, such date to be no later than the date which is the tenth Business Day after the applicable Record Date.

"Distribution Reinvestment Plan" means the Fund's distribution reinvestment plan as it may be amended from time to time as described in section 3.14 of this Annual Information Form.

"Distribution Reinvestment Plan Agency Agreement" means the distribution reinvestment plan agency agreement among the Fund, the Manager and the Trustee, in its capacity as the Plan Agent, establishing the Distribution Reinvestment Plan, as it may be amended from time to time.

"Extraordinary Resolution" means a resolution passed by the affirmative vote of at least 66 2/3% of the votes cast, either in person or by proxy, at a meeting of Unitholders called for the purpose of approving such resolution.

"Float Capitalization" means the aggregate market value of an Oil & Gas Income Trust's issued and outstanding units excluding those units held by any person who, according to publicly available information, beneficially owns or exercises control or direction over 20% or more of such Oil & Gas Income Trust's issued and outstanding units.

"Fund" means Brompton Equal Weight Oil & Gas Income Fund, a closed-end investment trust established under the laws of the Province of Ontario pursuant to the Declaration of Trust.

"Income Fund" means a trust, limited partnership or other entity structured to own, directly or indirectly: (i) debt and/or equity of an underlying company or other entity which carries on an active business; (ii) income producing real estate assets; or (iii) a royalty on revenues generated by the assets of an underlying company or other entity which carries on an active business, including consumer funds, industrial funds, oil and gas funds, power and pipeline funds, real estate investment trusts and resource funds as described in section 3.2 of this Annual Information Form.

"Investment Guidelines" means the investment guidelines to be followed by the Fund as set forth in the Declaration of Trust, as described in section 3.3 of this Annual Information Form.

"Investment Restrictions" means the investment restrictions of the Fund set forth in the Declaration of Trust restricting the investment activities of the Fund as described in section 3.5 of this Annual Information Form.

"Lender" means one or more Canadian chartered banks or other lending institution.

"Loan Facility" means the loan facility entered into between the Fund and the Lender as described in section 3.11 of this Annual Information Form

"Management Agreement" means the management agreement dated September 28, 2004 between the Manager and the Fund, as it may be amended from time to time as described in section 3.9.2 of this Annual Information Form.

"Management Fee" means the management fee payable to the Manager as described in section 3.10.1 of this Annual Information Form.

"Manager" means the manager and administrator of the Fund, Brompton Energy Trust Management Limited.

"Market Price" means the weighted average trading price on the TSX (or such other stock exchange on which the Units are listed, if the Units are no longer listed on the TSX) for the 10 trading days immediately preceding the relevant Distribution Date, plus applicable commission and brokerage charges.

"Net Asset Value" means the net asset value of the Fund, as determined by subtracting the aggregate liabilities of the Fund from the Total Assets, in each case on the date on which the calculation is being made.

"Net Asset Value per Unit" means the Net Asset Value divided by the total number of Units outstanding, in each case on the date on which the calculation is being made.

"Oil & Gas Income Trust" means an Income Fund where the principal underlying business is the conventional production and sale of oil and/or natural gas as described in section 3.2.1 of this Annual Information Form.

"Ordinary Resolution" means a resolution passed by the affirmative vote of at least 50% of the votes cast, either in person or by proxy, at a meeting of Unitholders called for the purpose of approving such resolution.

"Plan Agent" means the Trustee, in its capacity as agent under the Distribution Reinvestment Plan.

"Plan Participants" means Unitholders who are participants in the Distribution Reinvestment Plan.

"Portfolio" means the Portfolio of Oil & Gas Income Trusts, the securities of which are to be acquired and adjusted by the Fund in accordance with the Investment Guidelines, Rebalancing Criteria and the Investment Restrictions.

"Rebalancing Criteria" means the rebalancing criteria, as set forth in the Declaration of Trust, as described in section 3.4 of this Annual Information Form.

"Record Date" means the last Business Day of each calendar month prior to the Termination Date.

"Redemption Date" means the second last Business Day of November of each year commencing in November 2005.

"Redemption Payment Date" means the date on or before the tenth Business Day of December in the relevant year on which payment of the redemption price for Units redeemed in that year is made.

"Service Fee" means the fee that the Fund will pay to the Manager, who in turn will pay an equivalent amount to dealers, as described in section 3.10.2 of this Annual Information Form.

"Tax Act" means the *Income Tax Act* (Canada), as now or hereafter amended, or successor statutes, and shall include regulations promulgated thereunder.

"Termination Date" means the date the Fund is terminated, as described in section 3.8.2 of this Annual Information Form.

"Total Assets" means the aggregate value of the assets of the Fund determined in accordance with the terms of the Declaration of Trust.

"Transfer Agent and Registrar" means Computershare Trust Company of Canada, in its capacity as Transfer Agent and Registrar under the Declaration of Trust.

"Trustee" means Computershare Trust Company of Canada, in its capacity as Trustee under the Declaration of Trust.

"TSX" means the Toronto Stock Exchange.

"Unitholders" means, unless the context requires otherwise, the owners of the beneficial interest in the Units.

"Units" means the transferable, redeemable trust units of the Fund, each of which represents an equal, undivided beneficial interest in the net assets of the Fund.

"Valuation Date" means, at a minimum, Thursday of each week, or if any Thursday is not a Business Day, the immediately preceding Business Day, and the last Business Day of each month, and includes any other date on which the Manager elects, in its discretion, to calculate the Net Asset Value per Unit.

1.0 CORPORATE STRUCTURE

1.1 Name and Incorporation

Brompton Equal Weight Oil and Gas Income Fund is a closed-end investment trust established under the laws of the Province of Ontario pursuant to a Declaration of Trust dated September 28, 2004. The Fund is managed by Brompton Energy Trust Management Limited. Computershare Trust Company of Canada is the Trustee of the Fund. The Fund's principal office is 181 Bay Street, BCE Place, Bay Wellington Tower, Suite 2930, Toronto, ON M5J 2T3. The fiscal year-end of the Fund is December 31.

2.0 GENERAL DEVELOPMENT OF THE BUSINESS

The Fund closed its initial public offering on October 7, 2004 with the placement of 40,000,000 transferable, redeemable Units of the Fund at $10.00 per Unit. On October 18, 2004, a further 1,700,000 Units were issued pursuant to the over-allotment option granted to the agents of the offering resulting in gross and net proceeds of the offering of $417 million and $394.8 million respectively. The Fund was designed to provide unitholders with high monthly Distributions and low management fees together with the opportunity for capital appreciation by investing in an equally weighted diversified Portfolio of Oil & Gas Income Trusts on a passive basis.

Oil & Gas Income Trusts continued their strong growth in 2004. There were 34 equity offerings completed including 6 trust reorganizations and 28 follow-on offerings. The total capital raised was approximately $5.5 billion. This represented about 30% of all capital raised in the income trust market. The market capitalization of all oil and gas trusts at year end was over $41 billion

3.0 NARRATIVE DESCRIPTION OF THE BUSINESS

3.1 Description of the Trust Units

The Fund is authorized to issue an unlimited number of transferable, redeemable units of beneficial interest, each of which represents an equal undivided interest in the net assets of the Fund. Each Unit entitles the holder to the same rights and obligations as a holder of any other Unit and no holder of Units is entitled to any privilege, priority or preference in relation to any other holder of Units. Each holder of Units is entitled to one vote for each whole Unit held and is entitled to participate equally with respect to any and all Distributions made by the Fund, including Distributions of net income and net realized capital gains, if any. On termination or liquidation of the Fund, the holders of outstanding Units of record are entitled to receive on a *pro rata* basis all of the assets of the Fund remaining after payment of all debts, liabilities and liquidation expenses of the Fund.

Unitholders have no voting rights in respect of Oil & Gas Income Trusts held by the Fund. From time to time, BCAI will determine whether or not to exercise the voting rights attached to the Oil & Gas Income Trusts held by the Fund and, if so, how such securities will be voted.

3.2 Income Funds

Income Funds can be divided into four main categories: business income funds, real estate investment trusts, power and pipeline funds and oil and gas funds. Income Funds are trusts, limited partnerships or other entities designed to pay out a high level of distributions. They are usually structured to own debt and/or equity of an underlying company or other entity which carries on an active business. Income Funds are structured to minimize the double taxation that normally occurs through direct investment in a corporation. Distributions from Income Funds may include the following components: interest, dividends, capital gains and return of capital. The return of capital is not taxable to a Unitholder in the year of distribution, but will reduce the adjusted cost base for tax purposes of the Unitholder's trust units.

3.2.1 Oil & Gas Income Trusts

Oil & Gas Income Trusts are Income Funds where the principal underlying business is the conventional production and sale of oil and/or natural gas. These trusts pay out a large portion of the cash flow received from the production and sale of underlying crude oil and natural gas to Unitholders in a tax efficient manner. Oil & Gas Income Trusts are structured to minimize double taxation that may occur with normal operating oil and gas companies. By having a trust or partnership own equity and debt securities of an operating business, income tax can be minimized at the operating company level. Distributions from Oil & Gas Income Trusts typically include the following characterizations for tax purposes: interest, business income, dividends and return of capital. The return of capital is not taxable to a unitholder in the year of distribution, but will reduce the adjusted cost base for tax purposes of the Unitholders' trust units. The tax efficiency of an investment in an Oil & Gas Income Trust means investors have been willing to pay higher prices for investments in Oil & Gas Income Trusts compared to investments in traditional common shares of an oil and gas company. This valuation difference has prompted many oil and gas companies to convert to the Income Trust structure. At the same time, the distribution stream from an investment in an Oil & Gas Income Trust gives investors a high level of current income and the potential for capital gains.

The amount of distributions paid on a unit of an Oil & Gas Income Trust will vary from time to time based on production levels, commodity prices, royalty rates, operating and general administrative expenses, debt service charges and deductions, including holdbacks for future capital spending. As a result of distributing a large percentage of their cash flow to unit holders, Oil & Gas Income Trusts are generally constrained in their ability to generate new reserves and production from exploration and, to a lesser extent, development drilling. Therefore, typically the majority of growth and reserve replacement of Oil & Gas Income Trusts is derived through acquisition of producing assets or companies with proven oil and natural gas reserves, funded through the issuance of additional units or through the use of leverage. Consequently, Oil & Gas Income Trusts are considered to be less exposed to drilling risk faced by traditional oil and natural gas exploration and production companies. However, they are still exposed to risks associated with the business of the production and sale of oil and natural gas, including the risks of depletion of reserves, reduced commodity prices, reservoir performance, increasing operating costs and leverage.

Oil & Gas Income Trusts may engage in hedging programs to reduce their sensitivity to short-term movements in oil and gas spot prices. Oil & Gas Income Trusts that utilize hedging programs may enter into forward contracts ranging in maturity from less than one month to several years. The forward contracts specify that a price, or price range, established at the time the contract is entered into will be paid on delivery of the oil or gas at some point in the future.

3.3 Investment Guidelines

The Fund will adhere to the following guidelines regarding the investments in the Portfolio:

(a) each Oil & Gas Income Trust will:

(i) operate principally as a conventional producer of oil and/or gas;

(ii) have a minimum Float Capitalization of at least $500 million at the time of investment, subject to the Rebalancing Criteria;

(iii) currently pay a regular distribution; and

(iv) be listed for trading on the TSX;

(b) at the time of acquisition the Portfolio will be equally weighted based on the Total Assets of the Fund divided by the number of Oil & Gas Income Trusts included in the Portfolio; and

(c) notwithstanding (a) and (b) above, the Portfolio shall at all times comprise, at a minimum, the 15 largest Oil & Gas Income Trusts measured on the basis of Float Capitalization.

Although it is the Manager's expectation that, throughout the life of the Fund, the Fund will adhere rigorously to the Investment Guidelines, in exceptional circumstances, the Manager may exercise is discretion to exclude or remove from the Portfolio any Oil & Gas Income Trust where the Manager considers that facts unrelated to the business of such Fund may have a material adverse effect on the market price or value of such Oil & Gas Income Trust's securities.

3.4 Rebalancing Criteria

The Portfolio will be rebalanced quarterly to adjust for changes in the market value of investments, to add any Oil & Gas Income Trusts which at the time of rebalancing newly qualify for inclusion and to remove any Oil & Gas Income Trusts having a Float Capitalization of less than $500 million or that otherwise no longer meet the Investment Guidelines or Investment Restrictions. Between rebalancing dates, the Fund may, at the discretion of the Manager, invest amounts available for working capital purposes under the Loan Facility in initial public offerings of new Oil & Gas Income Trusts that qualify for inclusion in the Portfolio. In order to rebalance the Portfolio or to determine the amount that may be invested in any initial public offerings of new Oil & Gas Income Trusts that qualify for inclusion in the Portfolio between rebalancing dates, the Manager will calculate the market value of the Portfolio as at the applicable rebalancing date and divide such market value by the number of Oil & Gas Income Trusts which are then eligible to be included in the Portfolio. Rebalancing transactions will be completed as soon as practicable thereafter. As a result of changes in market prices of the Oil & Gas Income Trusts in the Portfolio and possible investment in initial public offerings of new Oil & Gas Income Trusts between rebalancing dates, it is not expected that the Oil & Gas Income Trusts included in the Portfolio will be exactly equally weighted at any given time.

3.5 Investment Restrictions

The Fund is subject to certain Investment Restrictions which are set out in the Declaration of Trust. The Investment Restrictions may not be changed without the prior approval of Unitholders by way of an Extraordinary Resolution, unless such change or changes are necessary to ensure compliance with applicable laws, regulations or other requirements imposed from time to time by applicable regulatory authorities.

The Investment Restrictions provide that the Fund will not:

(a) invest in a Oil & Gas Income Trust unless it meets the Investment Guidelines or Rebalancing Criteria referred to above;

(b) own more than 10% of the outstanding equity securities of an issuer or purchase the securities of an issuer for the purpose of exercising control over management of that issuer;

(c) borrow money, except that:

  (i) short-term credits necessary for settlement of securities transactions are not considered borrowing; and

(ii) the Fund may borrow pursuant to the Loan Facility;

(d) make or hold any investment that would result in the Fund failing to qualify as a "unit trust" within the meaning of paragraph 108(2)(b) of the Tax Act. In order for the Fund to qualify:

(i) at all times at least 80% of the property of the Fund must consist of a combination of: shares; property that, under the terms or conditions of which or under an agreement, is convertible into, exchangeable for, or confers a right to acquire shares; bonds, debentures, mortgages, hypothecary claims, notes and other similar obligations; marketable securities; cash; real property situated in Canada and interests in real property situated in Canada; or rights to and interests in any rental or royalty computed by reference to the amount or value of production from a natural accumulation of petroleum or natural gas in Canada, from an oil or gas well in Canada or from a mineral resource in Canada;

(ii) not less than 95% of the Fund's income for each year must be derived from, or from the disposition of, investments described in (i) above; and

(iii) at no time may more than 10% of the Fund's property consist of bonds, securities or shares in the capital stock of any one corporation or debtor other than Her Majesty in right of Canada or a province or a Canadian municipality;

(e) make or hold any investment that would result in the Fund failing to qualify as a "mutual fund trust" within the meaning of the Tax Act;

(f) invest in or hold "foreign property" if the "cost amount" (as those terms are defined in the Tax Act) to the Fund of all foreign property held by it would cause the Fund to be subject to tax under Part XI of the Tax Act or would cause Units to be foreign property under the Tax Act or engage in any other transaction that would cause the Fund to be liable to tax under Part XI of the Tax Act;

(g) with the exception of securities of the Fund's own issue, purchase securities from, sell securities to, or otherwise contract for the acquisition or disposition of securities with the Manager, BCAI or any of their respective affiliates, any officer, director or shareholder of any of them, any person, trust, firm or corporation managed by the Manager, BCAI or any of their respective affiliates or any firm or corporation in which any officer, director or shareholder of the Manager or BCAI may have a material interest (which, for these purposes, includes beneficial ownership of more than 10% of the voting securities of such entity) unless, with respect to any purchase or sale of securities, either: (i) any such transaction is effected through normal market facilities, and the purchase price approximates the prevailing market price; or (ii) such purchase or sale is approved by a majority of the Manager's independent directors;

(h) invest in the securities of any non-resident corporation or trust or other non-resident entity if the Fund would be required to mark its investment in such securities to market in accordance with proposed sections 94.2 or 94.3 of the Tax Act or to include any significant amounts in income pursuant to proposed section 94.1 of the Tax Act, as set forth in the proposed amendments to the Tax Act dealing with foreign investment entities

released on October 30, 2003 (or amendments to such proposals, provisions as enacted into law or successor provisions thereto); or

(i) invest in any Oil & Gas Income Trust upon the Manager becoming aware of any steps or proceedings under any federal or provincial bankruptcy or insolvency legislation taken by or against such Oil & Gas Income Trust or any announcement of any such steps.

If a percentage restriction on investment or use of assets set forth above as an Investment Restriction is adhered to at the time of the transaction, later changes to the market value of the Oil & Gas Income Trust included in the Portfolio or Total Assets will not be considered a violation of the Investment Restrictions or require the elimination of any Oil & Gas Income Trust included in the Portfolio. If the Fund receives from an issuer subscription rights to purchase securities of that issuer, and if the Fund exercises those subscription rights at a time when the Fund's holdings of securities of that issuer would otherwise exceed the limits set forth above, the exercise of those rights will not constitute a violation of the Investment Restrictions if, prior to the receipt of securities of that issuer on exercise of these rights, the Fund has sold at least as many securities of the same class and value as would result in the restriction being complied with. Notwithstanding the foregoing, the restrictions in paragraphs (d), (e), (f) and (i) above must be complied with at all times and may necessitate the selling of Oil & Gas Income Trusts included in the Portfolio from time to time.

3.5.2 *Securities Lending*
In order to generate additional returns, the Fund may lend Oil & Gas Income Trusts included in the Portfolio to securities borrowers acceptable to the Fund pursuant to the terms of a securities lending agreement between the Fund and such borrower (a "Securities Lending Agreement"). Under a Securities Lending Agreement: (i) the borrower will pay to the Fund a negotiated securities lending fee and will make compensation payments to the Fund equal to any distributions received by the borrower on the securities borrowed; (ii) the securities loans must qualify as "securities lending arrangements" for the purposes of the Tax Act; and (iii) the Fund will receive collateral security. The Fund did not conduct any securities lending in 2004.

3.5.3 *Non-Resident Unitholders*
At no time may (i) non-residents of Canada, (ii) partnerships that are not Canadian partnerships, or (iii) a combination of non-residents and such partnerships (all as defined in the Tax Act) be the beneficial owners of a majority of the Units and the Trustee shall inform the Transfer Agent and Registrar of this restriction. The Trustee may require declarations as to the jurisdictions in which beneficial owners of Units are resident and, if a partnership, its status as a Canadian partnership. If the Trustee becomes aware, as a result of requiring such declarations as to beneficial ownership or otherwise, that the beneficial owners of 40% of the Units then outstanding are, or may be, non-residents and/or partnerships that are not Canadian partnerships, or that such a situation is imminent, the Trustee may make a public announcement thereof. If the Trustee determines that a majority of the Units are beneficially held by non-residents and/or partnerships that are not Canadian partnerships, the Trustee may send a notice to such non-resident Unitholders, chosen in inverse order to the order of acquisition or in such manner as the Trustee may consider equitable and practicable, requiring them to sell their Units or a portion thereof within a specified period of not less than 30 days. If the Unitholders receiving such notice have not sold the specified number of Units or provided the Trustee with satisfactory evidence that they are not non-residents and/or partnerships that are not Canadian partnerships within such period, the Trustee may on behalf of such Unitholders sell such Units and, in the interim, shall suspend the voting and distribution rights attached to such Units. Upon such sale, the affected holders shall cease to be beneficial holders of Units and their rights shall be limited to receiving the net proceeds of sale of such Units.

3.6 Monthly Distributions

Unitholders of record at the close of business on the last Business Day of each month are entitled to receive a monthly cash Distribution payable on or about the tenth Business Day of the subsequent month. Unitholders are entitled to participate equally in respect of each Trust Unit held with respect to any and all Distributions made by the Fund. The Fund includes in each monthly Distribution one-third of the quarterly distribution expected to be received from those Oil & Gas Income Trusts included in the Portfolio who pay Distributions on a quarterly basis.

It is expected that monthly cash Distributions from the Fund will primarily be derived from distributions received on the Oil & Gas Income Trusts included in the Portfolio less estimated expenses and estimated taxes payable by the Fund, if any. The level of Distributions paid by the Fund to Unitholders will depend upon the distributions received from the Oil & Gas Income Trusts included in the Portfolio and therefore is expected to fluctuate from month to month.

Many of the issuers of the securities in which the Fund invests are entitled to tax deductions relating to the nature of their assets, with the result that their cash distributions are anticipated to exceed the amount required to be included in the income of the recipients. As a result, cash Distributions received by Unitholders from the Fund in a year are generally expected to exceed the amount required to be included in their income for tax purposes. The proportion of the Distributions characterized as a return of capital will be affected by net capital gains realized by the Fund. To the extent that the Fund receives distributions from Oil & Gas Income Trusts included in the Portfolio as a return of capital that reduce the adjusted cost base of such securities to the Fund, the Fund may realize a capital gain if such securities are sold, including on rebalancing. In addition, the Fund may realize a capital gain on sales, including rebalancing, if the securities of the Oil & Gas Income Trusts sold have appreciated in value. Such capital gains will reduce the proportion of the Distributions characterized as a return of capital.

The Fund will be subject to tax under Part I of the Tax Act on the amount of its income for tax purposes for the year, including net realized taxable capital gains, less the portion thereof that it claims in respect of the amounts paid or payable to Unitholders in the year. Provided the Fund makes Distributions in each year of its net income and net realized capital gains, and provided the Fund deducts in computing its income the full amount available for deduction in each year, the Fund will not generally be liable for income tax under Part I of the Tax Act. In order to ensure this result, the Declaration of Trust provides that an Additional Distribution will, if necessary, be automatically payable in each year to Unitholders of record on December 31. The Additional Distribution may be necessary where the Fund realizes income for tax purposes which is in excess of the monthly Distributions paid or made payable to Unitholders during the year. In the event that the Fund does not have cash in an amount sufficient to pay the full amount of the Additional Distribution, such Additional Distribution may, at the option of the Trustee, be satisfied by the issuance of additional Units having a value equal to the cash shortfall. Following such issue of additional Units, the outstanding Units of the Fund will be automatically consolidated on a basis such that the number of consolidated Units (before giving effect to any redemption of Units on such date) is equal to the number of Units outstanding immediately preceding the Additional Distribution, except in the case of a non-resident Unitholder if tax was required to be withheld in respect of the Distribution.

Each Unitholder will be mailed annually, on or about March 31, the information necessary to enable such Unitholder to complete an income tax return with respect to amounts paid or payable by the Fund to the Unitholder in the preceding taxation year of the Fund.

3.7 Valuation, Total Assets and Net Asset Value

The Net Asset Value per Unit on any Valuation Date is calculated by dividing the Net Asset Value on such Valuation Date by the total number of Units outstanding on such Valuation Date. The Manager will calculate the Net Asset Value per Unit as at the close of business on each Valuation Date. The Valuation

Date will, at a minimum, be Thursday of each week, or if any Thursday is not a Business Day, the immediately preceding Business Day, and the last Business Day of each month, and includes any other date on which the Manager elects, in its discretion, to calculate the Net Asset Value per Unit. The Fund will make available to the financial press for publication on a weekly basis the Net Asset Value per Unit. For the purposes of calculating the redemption price, the value of any security which is held by the Fund and is listed or traded upon a stock exchange is equal to the weighted average trading price of such security over the last three Business Days of the month in which the Redemption Date occurs.

The Net Asset Value per Unit is calculated in Canadian dollars.

3.8 The Trustee

Computershare Trust Company of Canada is the Trustee of the Fund. The Trustee is responsible for certain aspects of the administration of the Fund as described in the Declaration of Trust. The Trustee or any successor Trustee may resign upon 90 days' written notice to the Manager or may be removed by an Extraordinary Resolution passed at a meeting of Unitholders called for such purpose. Any such resignation or removal shall become effective only on the appointment of a successor Trustee. If, after notice of resignation has been received from the Trustee, no successor has been appointed within 90 days of such notice, the Trustee, the Manager or any Unitholder may apply to a court of competent jurisdiction for the appointment of a successor Trustee.

The Declaration of Trust provides that the Trustee will not be liable in carrying out its duties under the Declaration of Trust except in cases where the Trustee fails to act honestly and in good faith with a view to the best interests of the Unitholders or to exercise the degree of care, diligence and skill that a reasonably prudent trustee would exercise in comparable circumstances. In addition, the Declaration of Trust contains other customary provisions limiting the liability of the Trustee and indemnifying the Trustee in respect of certain liabilities incurred by it in carrying out its duties.

The address of the Trustee is 100 University Avenue, 11th Floor, Toronto, Ontario M5J 2Y1. The Trustee is entitled to receive fees from the Fund and to be reimbursed by the Fund for all expenses which are reasonably incurred by the Trustee in connection with the activities of the Fund.

3.8.1 *Modification of Declaration of Trust and Meetings of Unitholders*

Except as provided below, the Declaration of Trust may be amended by an Ordinary Resolution approved at a meeting of Unitholders duly convened and held in accordance with the provisions in that regard contained in the Declaration of Trust, or by the written consent in lieu of a meeting if there is only one Unitholder. Not less than 21 days notice will be given for any meeting of Unitholders. The quorum for any meeting of Unitholders is two or more Unitholders present in person or represented by proxy holding not less than five percent of the Units then outstanding. If no quorum is present at such meeting within one-half hour after the time fixed for the holding of such meeting, the meeting if convened upon the request of a Unitholder shall be dissolved but in any other case, the meeting shall be adjourned for not less than 14 days and the Unitholders present in person or represented by proxy at such adjourned meeting form the necessary quorum. At any such meetings, each Unitholder will be entitled to one vote for each whole Unit held.

The following may only be undertaken with the approval of Unitholders by an Ordinary Resolution passed at a meeting called for the purpose of considering such Ordinary Resolution, provided that Unitholders holding at least 10% of the Units outstanding on the record date of the meeting vote in favour of such Ordinary Resolution:

(i) any termination of the Management Agreement other than where the Manager has been removed by the Trustee pursuant to the Declaration of Trust or the Management Agreement or the Manager has resigned;

(ii) the liquidation, dissolution or termination of the Fund;

(iii) an amendment to the Declaration of Trust to permit the redemption or retraction of Units at the option of the Unitholder or the Fund, other than as currently provided for in the Declaration of Trust;

(iv) the sale of all or substantially all of the assets of the Fund other than in the ordinary course; and

(v) any amendment to i to iv above except as outlined below.

The following may only be undertaken with the approval of Unitholders by an Extraordinary Resolution:

(i) the termination of the Trustee or any one of its affiliates as the trustee of the Fund;

(ii) any change in the Investment Guidelines, Rebalancing Criteria or Investment Restrictions, unless such changes are necessary to ensure compliance with applicable laws, regulations or other requirements imposed by applicable regulatory authorities from time to time;

(iii) any material change in the Management Agreement, other than its termination;

(iv) any increase in the Management Fee;

(v) any amendment, modification or variation in the provisions or rights attaching to the Units;

(vi) any issue of Units for net proceeds per Unit less than the most recently calculated Net Asset Value per Unit prior to the date of the setting of the subscription price by the Fund;

(vii) any change in the frequency of calculating Net Asset Value per Unit to less often than weekly; and

(vii) any amendment to i to vii above except as outlined below.

The Trustee is entitled to amend the Declaration of Trust without the consent of, or notice to, the Unitholders, to:

(i) ensure compliance with applicable laws, regulations or requirements of any governmental authority having jurisdiction over the Fund;

(ii) maintain the status of the Fund as a "unit trust", "mutual fund trust" and a "registered investment" under the Tax Act;

(iii) make changes or corrections which counsel for the Fund advise are necessary or desirable for the correction of typographical mistakes or are required for the purpose of curing any ambiguity or defective or inconsistent provisions or omissions or manifest error; or

(iv) provide added protection for Unitholders upon the advice of counsel to the Fund,

but only if such amendments do not in the opinion of the Manager adversely affect the pecuniary value of the interest of the Unitholders or restrict any protection for the Trustee or the Manager or increase their respective responsibilities.

The holders of not less than 10% of the then outstanding Units may requisition the Trustee to call a meeting of Unitholders for the purpose stated in the requisition.

The Fund does not intend to hold annual meetings of Unitholders, however, the Fund has undertaken to the TSX to hold annual meetings of Unitholders if so instructed by the TSX. To date, the TSX has not instructed the Fund to hold annual meetings of Unitholders.

3.8.2 *Termination of the Fund*

The Fund does not have a fixed termination date but may be terminated at any time upon not less than 90 days written notice to the Manager from the Trustee with the approval of Unitholders by an Ordinary Resolution and passed at a duly convened meeting of Unitholders called for the purpose of considering such Ordinary Resolution, provided that Unitholders holding at least 10% of the Units outstanding on the record date of the meeting vote in favour of such Ordinary Resolution. Prior to the Termination Date, the Manager will convert the Portfolio to cash to the extent practicable and will satisfy or make appropriate provision for all liabilities of the Fund. The Manager may, in its discretion and upon not less than 30 days' notice to the Unitholders, extend the Termination Date by a period of up to 180 days if the Manager will be unable to convert all of the Portfolio to cash prior to the original Termination Date and the Manager determines that it would be in the best interests of the Unitholders to do so. The Fund will distribute to Unitholders their *pro rata* portions of the remaining assets of the Fund which will include cash and, to the extent liquidation of certain assets is not practicable or the Manager considers such liquidation not to be appropriate prior to the Termination Date, such unliquidated assets *in specie* rather than in cash, subject to compliance with any securities or other laws applicable to such Distributions. Following such distribution, the Fund will be dissolved.

The Fund will also be terminated in the event of the resignation of the Manager if a replacement Manager has not been appointed within 120 days of the date upon which the Manager gives notice to the Trustee of its resignation. Such termination shall occur on the date which is 60 days following the last day of the aforementioned 120 day period.

3.9 The Manager and the Management Agreement

3.9.1 *The Manager*

Brompton Energy Trust Management Limited was incorporated pursuant to the *Business Corporations Act* (Ontario) on August 17, 2004. Its head office is at Suite 2930, Bay Wellington Tower, BCE Place, 181 Bay Street, Toronto, Ontario M5J 2T3. The Manager was organized for the purpose of managing and administering closed-end investments including the Fund. The Manager is a wholly owned subsidiary of Brompton Management Limited and a member of the Brompton Group of companies.

3.9.2 *Management Agreement*

Pursuant to the Management Agreement, the Manager has exclusive authority to manage the business and affairs of the Fund and to make all decisions regarding the business of the Fund and has authority to bind

the Fund. The Manager may, pursuant to the terms of the Management Agreement, delegate certain of its powers to third parties at no additional cost to the Fund where, in the discretion of the Manager, it would be in the best interests of the Fund and the Unitholders to do so. The Manager engaged BCAI, a wholly-owned subsidiary of Brompton Limited, to invest the net proceeds of the offering, together with amounts borrowed under the Loan Facility, to purchase Oil & Gas Income Trusts to comprise the Portfolio and to maintain the Portfolio in accordance with the Investment Guidelines, Rebalancing Criteria and Investment Restrictions. The Manager is responsible for paying the fees of BCAI out of the Management Fee.

The Manager is required to exercise its powers and perform its duties honestly, in good faith and in the best interests of the Unitholders and to exercise the care, diligence and skill that a reasonably prudent and qualified manager would exercise in comparable circumstances. The Management Agreement provides that the Manager will not be liable in any way for any default, failure or defect of the Portfolio if it has satisfied the duties and the standard of care, diligence and skill set forth above. The Manager will incur liability, however, in cases of wilful misconduct, bad faith, negligence or disregard of its duties or standard of care, diligence and skill or material breach or default of the Manager's obligations under the Management Agreement. Among other restrictions imposed on the Manager, it may not dissolve the Fund or wind up the Fund's affairs except in accordance with the provisions of the Declaration of Trust.

Under the terms of the Management Agreement, the Manager is responsible for providing, or causing to be provided, management and administrative services and facilities to the Fund, including, without limitation:

(a) monitoring the performance of persons appointed to maintain the Portfolio in accordance with the Investment Guidelines, Rebalancing Criteria and Investment Restrictions, as well as managing relationships with the Custodian, Registrar and Transfer Agent, auditors, legal counsel and other organizations or professionals serving the Fund;

(b) monitoring the suitability of the Investment Guidelines and preparing for adoption by the Unitholders of any amendments to the Investment Guidelines, Rebalancing Criteria and Investment Restrictions which the Manager believes are in the best interests of the Fund and Unitholders;

(c) the authorization and payment on behalf of the Fund of expenses incurred on behalf of the Fund and the negotiation of contracts with third party providers of services (including, but not limited to, custodians, transfer agents, legal counsel, auditors and printers);

(d) the provision of office space, telephone service, office equipment, facilities, supplies and executive, secretarial and clerical services;

(e) the preparation of accounting, management and other reports, including quarterly and annual reports to Unitholders, financial statements, tax reporting to Unitholders and income tax returns;

(f) keeping and maintaining the books and records of the Fund and the supervision of compliance by the Fund with record keeping requirements under applicable regulatory regimes;

(g) the calculation of the amount, and the determination of the frequency, of Distributions by the Fund;

(h) communications and correspondence with Unitholders and the preparation of notices of Distributions to Unitholders; .

(i) establishing and monitoring the Distribution Reinvestment Plan, and amending, modifying, suspending or terminating the Distribution Reinvestment Plan in a manner which the Manager believes is in the best interests of Unitholders;

(j) ensuring that the Net Asset Value per Unit is calculated and published;

(k) general investor relations and responding to investors' inquiries in respect of the Fund;

(l) dealing with banks and custodians, including the maintenance of bank records and the negotiation and securing of bank financing or refinancing;

(m) the setting of debt levels of the Fund, subject to the Investment Restrictions;

(n) liquidating the Portfolio in an orderly manner, to the extent necessary, and using the proceeds therefrom to reduce indebtedness of the Fund or for any other reason where the Fund requires cash to meet its obligations;

(o) obtaining such insurance as the Manager considers appropriate for the Fund;

(p) arranging for the provision of services by CDS for the administration of the Book-Entry Only System with respect to the Units;

(q) reviewing fees and expenses charged to the Fund and ensuring the timely payment thereof; and

(r) ensuring:

    (i) that the Fund complies with all regulatory requirements and applicable stock exchange listing requirements;

    (ii) the preparation and delivery of the Fund's reports to, and dealing with, relevant securities regulatory authorities and any similar organization of any government or any stock exchange to which the Fund is obligated to report;

    (iii) the organization of meetings of Unitholders; and

    (iv) the provision of such other managerial and administrative services as may be reasonably required for the ongoing business and administration of the Fund.

In consideration for these services, the Fund pays to the Manager the Management Fee and reimburses the Manager for all reasonable costs and expenses incurred by the Manager on behalf of the Fund. The Manager, BCAI and each of their directors, officers, employees, consultants and agents are indemnified and will be reimbursed by the Fund to the fullest extent permitted by law against all liabilities and expenses (including judgments, fines, penalties, interest, amounts paid in settlement with the approval of the Fund and counsel fees and disbursements on a solicitor and client basis) reasonably incurred in connection with providing services to the Fund described herein or a director, officer, employee, consultant or agent thereof, including in connection with any civil, criminal, administrative, investigative or other action, suit or proceeding to which any such person may hereafter be made a party by reason of being or having been the Manager, the portfolio manager or a director, officer, employee, consultant or

agent thereof, except for liabilities and expenses resulting from the person's willful misconduct, bad faith, negligence, disregard of their duties or standard of care, diligence and skill or material breach or default of their obligations under the Management Agreement.

The Management Agreement may be terminated at any time by the Fund on 90 days' written notice with the approval of the Unitholders by an Ordinary Resolution passed at a duly convened meeting of Unitholders called for the purpose of considering such Ordinary Resolution provided that Unitholders holding at least 10% of the Units outstanding on the record date of the meeting vote in favour of such Ordinary Resolution. The Management Agreement may be terminated by the Fund at any time on 30 days' written notice to the Manager in the event of the persistent failure of the Manager to perform its duties and discharge its obligations under the Management Agreement, or the continuing malfeasance or misfeasance of the Manager in the performance of its duties under the Management Agreement. The Management Agreement may be terminated immediately by the Fund in the event of the commission by the Manager of any fraudulent act and shall be automatically terminated if the Manager becomes bankrupt, insolvent or makes a general assignment for the benefit of its creditors. The Manager may assign the Management Agreement to an affiliate of the Manager at any time. The Manager may resign upon 120 days' notice. If no new manager is appointed within such 120-day period, the Fund will be terminated. Other than fees and expenses payable to the Manager pursuant to the Management Agreement up to and including the date of termination, no additional payments will be required to be made to the Manager as a result of any termination.

The services of the Manager and the officers and directors of the Manager are not exclusive to the Fund. The Manager and its affiliates and associates (as defined in the *Securities Act* (Ontario)) may, at any time, engage in any other activity including the administration of any other fund or trust.

3.10 Fees and Expenses Payable by the Fund

3.10.1 *Management Fee*
The Manager receives an annual Management Fee equal to 0.45% per annum of the Net Asset Value, calculated and payable monthly in arrears, plus applicable taxes. The Manager is responsible for paying the fees payable to BCAI out of the Management Fee.

The Management Fee may be paid in cash or Units at the option of the Manager. To the extent that Units are issued from treasury for this purpose, Units are issued at their Net Asset Value per Unit. Units that are distributed in this respect will be distributed in accordance with exemptions from applicable securities laws in a manner determined by the Manager. Such distributions will be made in accordance with any applicable securities laws including without limitation private placement rules, the *Securities Act* (Ontario) and the rules of the TSX. The distribution of Units to the Manager as payment of the Management Fee will have the effect of providing additional cash flow for the distributions to Unitholders of the Fund. and increasing the number of issued and outstanding Units once the distribution is made. The Fund has reserved 2,000,000 Units to be issued from treasury to the Manager as payment of the Management Fee for a period of 10 years from the date of closing the offering. At the end of the 10 year period from the date of closing the offering or upon issuance of all of the Units reserved for payment to the Manager, the TSX may require that a meeting of Unitholders be held to approve a further allotment of Units for this purpose.

3.10.2 *Service Fee*
The Fund pays to the Manager a Service Fee (calculated quarterly and paid as soon as practicable after the end of each calendar quarter) equal to 0.30% per annum of the Net Asset Value of the Fund represented by the Units held at the end of the relevant quarter by clients of dealers, plus applicable taxes. The Service Fee is applied by the Manager to pay a service fee in an equivalent aggregate amount, plus applicable

taxes, to dealers based on the number of Units held by clients of such dealers at the end of the relevant quarter.

3.10.3 *Ongoing Expenses*
The Fund pays all expenses incurred in connection with the operation and administration of the Fund, including, without limitation, the Trustee's fees, the Management Fee, the Service Fee, custodial fees, legal, audit and valuation fees and expenses, fees of the independent directors of the Manager, expenses of the directors of the Manager, premiums for directors' and officers' insurance coverage for the directors and officers of the Manager, Unitholder reporting costs, registrar, transfer and distribution agency costs, printing and mailing costs, listing fees and expenses and other administrative expenses and costs incurred in connection with the Fund's continuous public filing requirements and investor relations, taxes, brokerage commissions, costs and expenses relating to the issue of Units, costs and expenses of preparing financial and other reports, costs and expenses arising as a result of complying with all applicable laws, regulations and policies and all amounts paid by the Fund on account of the indebtedness of the Fund, but excluding the fees payable to BCAI. Such expenses also include expenses of any action, suit or other proceedings in which or in relation to which the Manager, BCAI, the Custodian or the Trustee and/or any of their respective officers, directors, employees, consultants or agents is entitled to indemnity by the Fund.

3.11 Loan Facility
The Fund entered into the Loan Facility with a Lender in order to provide the Fund with the ability to utilize leverage to enhance the Fund's total return. The Lender is at arm's length to the Fund, the Trustee, and the Manager and their respective affiliates and associates.

A portion of the Loan Facility, not to exceed 10% of the Total Assets determined at the time of borrowing, may be used by the Fund to purchase additional securities of Oil & Gas Income Trusts included in the Portfolio. In the event that the total amount borrowed by the Fund under this portion of the Loan Facility at any time exceeds 20% of the Total Assets, the Manager will sell securities of Oil & Gas Income Trusts held by the Fund in an orderly manner and use the proceeds therefrom to reduce indebtedness so that the amount borrowed by the Fund under this portion of the Loan Facility does not exceed 20% of Total Assets. In addition to the prior portion of the Loan Facility, the Fund may borrow up to 5% of the Total Assets determined at the time of borrowing for working capital purposes and to invest in public offerings of Oil & Gas Income Trusts that qualify for inclusion in the Portfolio. Any amount borrowed for the purpose of investing in public offerings of Oil & Gas Income Trusts will be repaid at the time of rebalancing.

Pursuant to the Loan Facility, the Fund has a 364-day renewable revolving operating line of credit ("Revolver") and a five year non-revolving term credit facility ("Term Credit Facility"). The Revolver provides for maximum borrowings of $22.9 million at either the prime rate of interest or the bankers' acceptance rate plus a fixed percentage. At December 31, 2004, the Fund had no amounts outstanding under this facility. The Fund has borrowed the maximum amount of $43.6 million under the Term Credit Facility at a fixed rate of 4.513% for 5 years. The credit facilities are secured by a first priority security interest over all of the Fund's assets.

3.12 Redemption of Units
Units may be surrendered for redemption in November of any year, commencing in November 2005, but must be surrendered at least 20 Business Days prior to the Redemption Date. Units surrendered for redemption will be redeemed on the Redemption Date at a redemption price per Unit equal to 100% of the Net Asset Value on the Redemption Date less any costs of funding the redemption, including commissions. For the purposes of calculating this Net Asset Value, the value of the units of the Oil & Gas Income Trusts comprising the Portfolio is equal to the weighted average trading price of such units over

the last three Business Days of the month in which the Redemption Date occurs. Payment of the redemption price will be made on or before the tenth Business Day of December, subject to the Manager's right to suspend redemptions in certain circumstances.

A Unitholder who desires to exercise redemption privileges must do so by causing the CDS Participant through which he or she holds his or her Units to deliver to CDS at its office in the City of Toronto on behalf of the Unitholder, a written notice of the Unitholder's intention to redeem Units by no later than 5:00 p.m. on the day which is 20 Business Days prior to a Redemption Date. A Unitholder who desires to redeem Units should ensure that the CDS Participant is provided with notice of his or her intention to exercise his or her redemption right sufficiently in advance of the Redemption Date deadline so as to permit the CDS Participant to deliver a notice to CDS by 5:00 p.m. on the day which is 20 Business Days prior to the Redemption Date.

By causing a CDS Participant to deliver to CDS a notice of the Unitholder's intention to redeem Units, the Unitholder shall be deemed to have irrevocably surrendered his or her Units for redemption and appointed such CDS Participant to act as his or her exclusive settlement agent with respect to the exercise of such redemption privilege and the receipt of payment in connection with the settlement of obligations arising from such exercise.

Any redemption notice that CDS determines to be incomplete, not in proper form or not duly executed shall, for all purposes, be void and of no effect and the redemption privilege to which it relates shall be considered, for all purposes, not to have been exercised thereby. A failure by a CDS Participant to exercise redemption privileges or to give effect to the settlement thereof in accordance with a Unitholder's instructions will not give rise to any obligations or liability on the part of the Fund or the Manager to the CDS Participant or the Unitholder.

The Manager may direct the Trustee to suspend the redemption of Units or payment of redemption proceeds (a) for the whole or any part of a period during which normal trading is suspended on one or more stock exchanges, options exchanges or futures exchanges on which more than 50% of the Oil & Gas Income Trusts included in the Portfolio (by value) are listed and traded; or (b) for any period not exceeding 120 days during which the Manager determines that conditions exist which render impractical the sale of assets of the Fund or which impair the ability of the Manager to determine the value of the assets of the Fund. The suspension may apply to all requests for redemption received prior to the suspension, but as for which payment has not been made, as well as to all requests received while the suspension is in effect. In such circumstances all Unitholders shall have, and shall be advised that they have, the right to withdraw their requests for redemption. The suspension shall terminate in any event on the first Business Day on which the condition giving rise to the suspension has ceased to exist provided that no other condition under which a suspension is authorized then exists. To the extent not inconsistent with official rules and regulations promulgated by any government body having jurisdiction over the Fund, any declaration of suspension made by the Manager shall be conclusive.

3.13 Issuer Bid

The Fund implemented a normal course issuer bid program whereby the Fund was entitled to purchase up to 4,160,000 Units for cancellation for the period from November 4, 2004 to November 3, 2005. At the end of this period, the Fund plans to apply to the TSX to extend the issuer bid for another 12 months. Units can only be purchased by the Fund when the Net Asset Value per Unit exceeds the market price. During 2004, no Units were purchased for cancellation.

3.14 Distribution Reinvestment Plan

The Fund has adopted the Distribution Reinvestment Plan so that, at the election of each such Unitholder, all Distributions shall be automatically reinvested on each Unitholder's behalf pursuant to the Distribution Reinvestment Plan in accordance with the provisions of the Distribution Reinvestment Plan Agency Agreement. Notwithstanding the Distribution Reinvestment Plan, all Distributions to non-resident Unitholders will be paid in cash and will not be reinvested.

Distributions due to the Plan Participants are applied, on behalf of Plan Participants, to purchase additional Units. Such purchases are either made from the Fund or in the market. If the weighted average trading price on the TSX (or such other stock exchange on which the Units are listed, if the Units are no longer listed on the TSX) for the 10 trading days immediately preceding the relevant Distribution Date (the "Market Price") is less than the Net Asset Value per Unit on the Distribution Date, the Plan Agent shall apply the Distributions either to purchase Units in the market or from treasury.,Purchases in the market will be made by the Plan Agent on an orderly basis during the 6 trading day period following the Distribution Date and the price paid for those Units will not exceed 115% of the Market Price of the Units on the relevant Distribution Date. On the expiry of that period, the unused part, if any, of the Distributions attributable to the Plan Participants will be used to purchase Units from the Fund at the Net Asset Value per Unit on the relevant Distribution Date.

If the Market Price is equal to or greater than the Net Asset Value per Unit on the Distribution Date, the Plan Agent shall apply the Distributions to purchase Units from the Fund through the issue of new Units at the higher of (i) the Net Asset Value per Unit on the relevant Distribution Date and (ii) 95% of the Market Price on the relevant Distribution Date.

If the Units are thinly traded, purchases in the market under the Distribution Reinvestment Plan may significantly affect the market price. Depending on market conditions, direct reinvestment of cash Distributions by Unitholders in the market may be more, or less, advantageous than the reinvestment arrangements under the Distribution Reinvestment Plan. The Units purchased in the market or from the Fund will be allocated on a pro rata basis to the Plan Participants. The Plan Agent will furnish to each Plan Participant a report of the Units purchased for the Plan Participant's account in respect of each Distribution and the cumulative total purchased for that account. The Plan Agent's charges for administering the Distribution Reinvestment Plan and all brokerage fees and commissions in connection with purchases in the market pursuant to the Distribution Reinvestment Plan will be paid by the Fund. The automatic reinvestment of Distributions under the Distribution Reinvestment Plan will not relieve participants of any income tax applicable to those Distributions.

A Unitholder may elect to participate in the Distribution Reinvestment Plan by notifying CDS in writing via the applicable CDS Participant, which will then appropriately instruct the Plan Agent, no later than two Business Days prior to the Record Date in respect of each Distribution in which the Unitholder intends to participate. That notice, if actually received by the Plan Agent no later than the close of business on the Business Day immediately preceding the Record Date, will have effect for the distribution to be made on the following Distribution Date. Unless the Plan Agent is provided written notice of a Unitholder's intention to participate in the Distribution Reinvestment Plan in such manner, Distributions to Unitholders will be made in cash. The Manager may terminate the Reinvestment Plan in its sole discretion on not less than 30 days notice to the Plan Participants. The Manager may also amend, modify or suspend the Distribution Reinvestment Plan at any time in its sole discretion, provided that it gives notice of that amendment, modification or suspension to Unitholders. The Fund is not required to issue Units into any jurisdiction where that issuance would be illegal.

During 2004, 3,867 Units were issued pursuant to the Distribution Reinvestment Plan.

3.15 Auditors, Custodian, Registrar, Transfer Agent and Distribution Agent

The auditors of the Fund are PricewaterhouseCoopers LLP, Chartered Accountants, Suite 3000, Royal Trust Tower, Toronto-Dominion Centre, Toronto, Ontario M5K 1G8.

The Royal Trust Company is the Custodian of the Fund's assets. The Custodian may employ sub-custodians as considered appropriate in the circumstances. Subject to certain exemptions as set out in the Custodian Agreement, the Custodian is not responsible for any ongoing assessment, adequacy or monitoring of or any liability for any loan or credit facility or any liability for holding or control of any property of the Fund pledged to a counterparty and not directly held by the Custodian. The address of the Custodian is 77 King Street West, Toronto, Ontario M5W 1P9.

Computershare Trust Company of Canada has been appointed the Registrar, Transfer Agent and distribution agent for the Units. The register and transfer ledger will be kept by the Trustee at its principal stock and bond transfer offices located in Toronto.

3.16 Risk Factors

There are many risks associated with an investment in the Units, some of which are outlined below.

Volatility of Oil & Gas Prices

The operational results and financial condition of the Oil & Gas Income Trusts comprising the Portfolio will be dependent upon the prices received for oil and gas production. Oil and gas prices have fluctuated widely during recent years and are affected by supply and demand factors, political events, weather and general economic conditions, among other things. Any decline in oil and gas prices could have an adverse effect on the distributions received from the Oil & Gas Income Trusts comprising the Portfolio and the value of such Oil & Gas Income Trusts.

Reserve Estimates

The reserve and recovery estimates for the Oil & Gas Income Trusts comprising the Portfolio are only estimates and the actual production and ultimate reserves may be greater or less than the estimates provided.

Fluctuations in Distributions and the Value of the Oil & Gas Income Trusts

The value of the Units will vary according to the value of the Oil & Gas Income Trusts included in the Portfolio, which will depend, in part, upon the performance of such Oil & Gas Income Trusts. The amount of Distributions available for payment to Unitholders will depend on the amount of distributions paid by the Oil & Gas Income Trusts included in the Portfolio. Some of the issuers included in the Portfolio have limited operating histories or limited histories as operating as an Income Fund. The amounts which such issuers have been distributing may not be sustainable and the forecast distributions of such issuers may not be realized. The value of the Portfolio will be influenced by factors which are not within the control of the Fund, including the financial performance of the respective issuers, operational risks relating to the specific business activities of respective issuers, risks associated with investments in the quality of assets owned by respective issuers, commodity prices, exchange rates, interest rates, environmental risks, political risks, issues relating to government regulation and other financial market conditions.

Interest Rate Fluctuations

It is anticipated that the market price for the Units at any given time will be affected by the level of interest rates prevailing at such time. A rise in interest rates may have a negative effect on the market price of the Units. Unitholders who wish to redeem or sell their Units may, therefore, be exposed to the risk that the redemption price of the Units will be negatively affected by interest rate fluctuations.

Trading Levels
Units may trade in the market at a discount to the Net Asset Value per Unit and there can be no assurance that the Units will trade at a price equal to the Net Asset Value per Unit.

Illiquid Securities
There is no assurance that an adequate market will exist for the Oil & Gas Income Trusts included in the Portfolio to permit purchases and sales in accordance with the Rebalancing Criteria in a short time frame. Further, if the market for a specific Oil & Gas Income Trust held or required to be in the Portfolio pursuant to the Investment Guidelines or which the Fund must dispose of pursuant to the Rebalancing Criteria is particularly illiquid, the Fund may be unable to acquire or sell the required amount of securities of such Oil & Gas Income Trust without affecting the market price of such securities in a manner that is disadvantageous to the Fund. The Fund cannot predict whether the Oil & Gas Income Trusts held by it will trade at a discount to, a premium to, or at their respective net asset values. In addition, if the Manager is unable, or determines that it is inappropriate to dispose of some or all of the Oil & Gas Income Trusts held by the Fund prior to a termination of the Fund, Unitholders may, subject to applicable laws, receive distributions of securities *in specie* upon the termination of the Fund, for which there may be an illiquid market or which may be subject to resale restrictions of indefinite duration.

Taxation of the Fund
While the Fund intends to operate so that it will generally not be liable to pay income tax, the information available to the Fund relating to the characterization, for tax purposes, of the distributions received by the Fund in any year from issuers of securities held in the Portfolio may be insufficient as at December 31 of that year to ensure that the Fund will make sufficient distributions to ensure that it will not be liable to pay income tax in respect of that year.

CRA has expressed a view that, in certain circumstances, the interest on money borrowed to invest in an income fund that may be deducted may be reduced on a *pro rata* basis in respect of distributions from the income fund that are a return of capital and which are not reinvested for an income earning purpose. The Fund's counsel is of the view that, while the ability to deduct interest depends on the facts, based on the jurisprudence, CRA's view should not affect the Fund's ability to deduct interest on money borrowed to acquire units of income funds included in the Portfolio. If CRA's view were to apply to the Fund, part of the interest payable by the Fund in connection with money borrowed to acquire certain securities held in the Portfolio could be non-deductible, increasing the net income of the Fund for tax purposes and the taxable component of Distributions to Unitholders. Income of the Fund which is not distributed to Unitholders would be subject to non-refundable income tax in the Fund.

Tax Proposals Respecting Deductions
On October 31, 2003 the federal Department of Finance announced a tax proposal relating to the deductibility of losses under the Tax Act. Under this tax proposal, a taxpayer will be considered to have a loss from a business or property for a taxation year only if, in that year, it is reasonable to expect that the taxpayer will realize a cumulative profit from the business or property during the time that the taxpayer has carried on, or can reasonably be expected to carry on, the business or has held, or can reasonably be expected to hold, the property. Profit, for this purpose, does not include capital gains or capital losses. If such tax proposal were to apply to the Fund, deductions that would otherwise reduce the Fund's taxable income could be denied, with after-tax returns to Unitholders reduced as a result. The Manager expects the Fund to realize cumulative profit from each of the securities in the Portfolio and, accordingly, this tax proposal, if enacted in the form proposed, should not adversely affect losses, if any, realized by the Fund. On February 23, 2005, the Minister of Finance (Canada) announced that an alternative proposal to replace the tax proposal of October 31, 2003, would be released for comment at an early opportunity.

Status as a Mutual Fund Trust for Tax Purposes
Currently, a trust will not be considered to be a mutual fund trust if it is established or maintained primarily for the benefit of non-residents unless all or substantially all of its property is property other than taxable Canadian property as defined in the Tax Act. On September 16, 2004, the Minister of Finance (Canada) released draft amendments to the Tax Act. Under the draft amendments, a trust would lose its status as a mutual fund trust if the aggregate fair market value of all units issued by the trust held by one or more non-resident persons or partnerships that are not Canadian partnerships (or any combination thereof) is more than 50% of the aggregate fair market value of all of the units issued by the trust where more than 10% (based on fair market value) of the trust's property is taxable Canadian property or certain other types of property. If the draft amendments are enacted as proposed, and if, at any time, more than 50% of the aggregate fair market value of the Units of the Fund were held by non-residents and partnerships other than Canadian partnerships (or any combination thereof), the Fund would thereafter cease to be a mutual fund trust. The draft amendments do not currently provide any means of rectifying a loss of mutual fund trust status. On December 6, 2004, the Minister of Finance (Canada) tabled a Notice of Ways and Means Motion which did not include these draft amendments, and it is expected that further discussions will take place before a decision is made concerning whether the draft amendments will be enacted. On February 23, 2005, the Minister proposed that the limit in respect of foreign property that may be held by registered pension plans and other deferred plans be eliminated for 2005 and subsequent tax years.

Changes in Legislation
There can be no assurance that certain laws applicable to the Fund, including income tax laws, government incentive programs and the treatment of mutual fund trusts under the Tax Act will not be changed in a manner which adversely affects the distributions received by the Fund.

Use of Leverage
The Fund is utilizing leverage in order to increase its monthly Distributions to Unitholders. The use of leverage may result in capital losses or a decrease in Distributions to Unitholders. The interest expense and banking fees incurred in respect of the Loan Facility may exceed the incremental capital gains, if any, and income generated by the incremental investment in Oil & Gas Income Trusts to be included in the Portfolio with the borrowed funds. There can be no assurance that the borrowing strategy employed by the Fund will enhance returns.

Loss of Investment
An investment in the Fund is appropriate only for investors who have the capacity to absorb a loss of some or all of their investment and who can withstand the effect of a Distribution not being made in any period.

Unitholder Liability
On December 16, 2004, the *Trust Beneficiaries' Liability Act 2004* (Ontario) came into force. The statute provides that holders of units of a trust are not, as beneficiaries, liable for any act, default, obligation or liability of the trust if, when the act of default occurs or the liability arises, (i) the trust is a reporting issuer under the Securities Act (Ontario), and (ii) the trust is governed by the laws of Ontario. The Fund is a reporting issuer under the Securities Act (Ontario) and is governed by the laws of Ontario by virtue of the provisions of the Declaration of Trust.

As a result of the foregoing, it is considered that there no longer is a risk of any personal liability to Unitholders of the Fund. In the event that a Unitholder should be required to satisfy any obligation of the Fund, such Unitholder will be entitled to reimbursement from any available assets of the Fund. Pursuant to the Declaration of Trust, the Fund will indemnify and hold harmless each Unitholder from any costs, damages, liabilities, expenses, charges and losses suffered by a Unitholder resulting from or arising out of

such Unitholder not having limited liability. The Declaration of Trust provides that the Trustee and the Manager shall use reasonable means to cause to be inserted in each written agreement, undertaking and obligation signed by or on behalf of the Fund a provision to the effect that such agreement, undertaking or obligation will not be binding upon Unitholders personally. The Loan Facility and any other documents relating to the borrowing of money by the Fund contain such a provision.

Securities Lending
The Fund may engage in securities lending. Although the Fund will receive collateral for the loans and such collateral will be marked-to-market, the Fund will be exposed to the risk of loss should the borrower default on its obligation to return the borrowed securities and the collateral be insufficient to reconstitute the Portfolio of loaned securities.

Conflicts of Interest
The Manager and BCAI and their directors and officers engage in the promotion, management or investment management of one or more funds or trusts which invest primarily in Income Funds. Although none of the directors or officers of the Manager or BCAI will devote his or her full time to the business and affairs of the Fund, each director and officer of the Manager or BCAI will devote as much time as is necessary to supervise the management of (in the case of the directors) or to manage the business and affairs of (in the case of officers) the Fund, the Manager and BCAI, as applicable.

Status of the Fund
As the Fund is not a mutual fund as defined under Canadian securities laws, the Fund is not subject to the Canadian policies and regulations that apply to open-end mutual funds. It is intended that the Fund will, however, be a mutual fund trust for purposes of the Tax Act.

4.0 SELECTED FINANCIAL INFORMATION

The following table sets forth selected financial information of the Fund for the period from October 7, 2004 to December 31, 2004. The following summary of selected audited financial information is derived from, and should be read in conjunction with, and is qualified in its entirety by reference to the Fund's 2004 audited financial statements, including the notes thereto:

4.1 Selected Annual and Quarterly Information

	2004*
Income:	
Total	$ 13,612,897
Per Trust Unit	0.33
Net investment income	12,230,033
Net investment income per Trust Unit	0.29
Results of operations	15,334,874
Results of operations per Trust Unit	0.37
Net assets	397,824,101
Distributions paid to Unitholders	12,265,821
Distributions paid per Trust Unit	0.294

* for the period from October 17, 2004 to December 31, 2004.

5.0 MANAGEMENT'S DISCUSSION AND ANALYSIS

The Management's Discussion and Analysis for the period ended December 31, 2004 is contained in the 2004 Annual Report of the Fund and is herein incorporated by reference.

6.0 MARKET FOR SECURITIES

The Units are listed for trading on the TSX under the symbol OGF.UN.

7.0 DIRECTORS AND OFFICERS OF THE MANAGER

The Board of Directors of the Manager consists of a minimum of one and a maximum of nine directors. The Board of Directors of the Manager currently comprised of five members. Directors are appointed to serve on the Board of Directors of the Manager until such time as they retire or are removed and their successors are appointed. The directors and officers of the Manager collectively have extensive experience in the analysis and understanding of the risks associated with many of the businesses underlying the securities that comprise the Fund.

Name & Municipality of Residence	Position with the Manager	Principal Occupation	Holdings*	% Holdings
Peter A. Braaten Toronto, Ontario	Chairman of the Board	Chairman, Brompton Limited from November 2000; President, 2M Energy Corp. from July 1999 to November 2000; President, Morrison Middlefield Resources Limited from August 1993 to July 1999.	106,278	0.25%
James W. Davie (1)(2)(3) Toronto, Ontario	Director	Corporate Director from June 2002; Managing Director, Investment Banking, RBC Dominion Securities Inc. from 1979 to June 2002	-	-
Donald L. Lenz Toronto, Ontario	Director	Managing Director, Newport Partners Inc. from July 2002; Vice-President and Director of the Corporate and Investment Banking Division of RBC Dominion Securities Inc. from 1986 to 1999; 1976 to 1986, Vice-President Corporate Finance with Goldman Sachs & Co. in New York; 1969: A.E. Ames & Co. Incorporated, initially with the money market department and subsequently as Vice-President, Fixed Income Sales and Trading.	-	-
Ken S. Woolner (1)(2)(3) Calgary, Alberta	Lead Director	Executive Chairman, White Fire Energy Ltd since April 2005; President & Chief Executive Officer, Lightning Energy Ltd. from December 2001 to April 2005; President & CEO, Velvet Exploration Ltd. from April 1997 to July 2001.	-	-
Arthur R. A. Scace (1)(2)(3) Toronto, Ontario	Director	Counsel, McCarthy Tétrault LLP from November 2003; Partner, McCarthy Tétrault from 1972 to November 2003.	-	-
Raymond R. Pether Toronto, Ontario	President & Chief Executive Officer	President, Brompton Limited from April 2001; President & CEO, Western Facilities Fund from June 1998 to April 2001; Chief Operating Officer, Morrison Middlefield Resources Limited from January 1994 to June 1998.	-	-
Christopher S.L. Hoffmann Toronto, Ontario	Executive Vice President	Executive Vice President, Brompton Limited from October 2004; Legal Counsel, McCarthy Tetrault LLP from November 1989 to October 2004.	-	-
Mark A. Caranci Toronto, Ontario	Chief Financial Officer	Chief Financial Officer, Brompton Limited from April 2001; CFO, Western Facilities Fund from December 2000 to April 2001; Vice President, Finance 2M Energy Corp. from August 1999 to November 2000; Vice President Finance, Morrison Middlefield Resources Limited from January 1997 to August 1999.	-	-

Moyra E. MacKay Toronto, Ontario	Vice President & Corporate Secretary	Vice President & Corporate Secretary, Brompton Limited from May 2000; Vice President, 2M Energy Corp. from August 1999 to May 2000; Vice President, Morrison Middlefield Resources Limited from August 1998 to August 1999; Vice President, Middlefield International Limited from June 1996 to August 1998.	-	-
David E. Roode Toronto, Ontario	Senior Vice President	Vice President, Brompton Limited from September 2002; Analyst, Middlefield Group from 1998 to 2001.	-	-
Craig T. Kikuchi Toronto, Ontario	Vice President, Finance	Vice President, Brompton Limited from August 2004; Controller, Brompton Limited from February 2002 to August 2004; PricewaterhouseCoopers LLP from September 1996 to January 2002.	-	-
Imran Pervaiz Oakville, Ontario	Controller	Controller, Brompton Limited from April 2004; Manager, PricewaterhouseCoopers LLP from October 2002 to April 2004; Accountant, Ontario Securities Commission from January 2001 to October 2002; Financial Analyst, Nortel Networks from June 2000 to January 2001; Senior Staff Accountant, KPMG LLP from September 1996 to June 2000.	-	-
Lorne Zeiler Toronto, Ontario	Vice President	Vice President, Brompton Limited from September 2004; Senior Financial Analyst, Assante Advisory Services from 2003 to 2004; Senior Relationship Manager, Scotiabank from 1998 to 2003.	130	0.0003%
Jessica Leung Toronto, Ontario	Controller	Controller, Brompton Limited since February 2005; Manager, Ernst & Young LLP from October 2000 to January 2005.	-	-
Total			106,408	0.25%

* Includes Units held directly, indirectly or over which control or direction is exercised at May 17, 2005.

(1) Member of the Audit Committee
(2) Member of the Corporate Governance Committee
(3) Unrelated Director

7.1 *Remuneration of Directors and Officers*

The officers and directors of the Manager, other than the non-management directors of the Manager, will receive their remuneration from the Manager. The fees of the non-management directors of the Manager, expenses of the directors of the Manager and the premiums for directors' and officers' insurance coverage for the directors and officers of the Manager are paid by the Fund.

8.0 FORWARD LOOKING INFORMATION

Some of the statements contained herein including, without limitation, financial and business prospects and financial outlooks, may be forward-looking statements which reflect management's expectations regarding future plans and intentions, growth, results of operations, performance and business prospects and opportunities. Words such as "may", "will" "should", "could", "anticipate", "believe", "expect", "intend", "plan", "potential", "continue" and similar expressions have been used to identify these forward-looking statements. These statements reflect management's current beliefs and are based on information currently available to management. Forward-looking statements involve significant risk and uncertainties. A number of factors could cause actual results to differ materially from the results

discussed in the forward-looking statements including, but not limited to, changes in general economic and market conditions and other risk factors. Although the forward-looking statements contained herein are based upon what management believes to be reasonable assumptions, we cannot assure that actual results will be consistent with these forward looking statements. Investors should not place undue reliance on forward-looking statements. These forward-looking statements are made as of the date hereof and we assume no obligation to update or revise them to reflect new events or circumstances.

CERTAIN HISTORICAL INFORMATION CONTAINED IN THIS ANNUAL INFORMATION FORM HAS BEEN PROVIDED BY, OR DERIVED FROM INFORMATION PROVIDED BY, CERTAIN THIRD PARTIES. ALTHOUGH THE FUND HAS NO KNOWLEDGE THAT WOULD INDICATE THAT ANY SUCH INFORMATION IS UNTRUE OR NCOMPLETE, THE FUND ASSUMES NO RESPONSIBILITY FOR THE ACCURACY AND COMPLETENESS OF SUCH INFORMATION OR THE FAILURE BY SUCH THIRD PARTIES TO DISCLOSE EVENTS WHICH MAY HAVE OCCURRED OR MAY AFFECT THE COMPLETENESS OR ACCURACY OF SUCH INFORMATION BUT WHICH IS UNKNOWN TO THE FUND.

9.0 ADDITIONAL INFORMATION

Additional financial information is provided in the Fund's Financial Statements for the fiscal year ended December 31, 2004.

The Fund will provide to any person, upon request:

(a) when the securities of the Fund are in the course of a distribution pursuant to a short form prospectus or a preliminary short form prospectus has been filed in respect of a distribution of its securities,

(i) one copy of the Annual Information Form of the Fund (the "AIF"), together with one copy of any document, or the pertinent pages of any document, incorporated by reference in the AIF,

(ii) one copy of the comparative financial statements of the Fund for its most recently completed financial year together with the accompanying report of the auditor and one copy of any interim financial statements of the Fund subsequent to the financial statements for its most recently completed financial year,

(iii) one copy of the information circular of the Fund in respect of its most recent annual meeting of shareholders that involved the election of directors or one copy of any annual filing prepared in lieu of that information circular, as appropriate, and

(iv) one copy of any other documents that are incorporated by reference into the shortform prospectus or the preliminary prospectus and are not required to be provided under (i) to (iii) above; or

(b) at any other time, one copy of any other documents referred to in (1)(a)(i), (ii) and (iii) above, provided the Fund may require the payment of a reasonable charge if the request is made by a person who is not a Unitholder of the Fund.

Requests should be addressed to the Corporate Secretary of the Manager at:

Brompton Energy Trust Management Limited
Suite 2930, Box 793, BCE Place
Bay Wellington Tower, 181 Bay Street
Toronto, ON M5J 2T3

BROMPTON
EQUAL WEIGHT OIL & GAS
INCOME FUND

BROMPTON EQUAL WEIGHT OIL & GAS INCOME FUND DECLARES DISTRIBUTION

Toronto, June 20, 2005 (TSX: OGF.UN) – Brompton Equal Weight Oil & Gas Income Fund is pleased to announce that a distribution in the amount of $0.105 per unit will be paid on July 15, 2005 to unitholders of record at the close of business on June 30, 2005.

The Fund's Distribution Reinvestment Plan allows unitholders to automatically reinvest monthly distributions in additional units of the Fund. This feature provides unitholders with an excellent opportunity to benefit from reinvesting distributions in additional units. Please contact your investment advisor to enroll in the Plan.

For additional information, including the Fund's portfolio, please visit our website at www.bromptongroup.com.

David Roode
Senior Vice President
Brompton Energy Trust Management Limited
(416) 642-6008

BROMPTON
EQUAL WEIGHT OIL & GAS
INCOME FUND

BROMPTON EQUAL WEIGHT OIL & GAS INCOME FUND DECLARES DISTRIBUTION

Toronto, July 19, 2005 (TSX: OGF.UN) – Brompton Equal Weight Oil & Gas Income Fund is pleased to announce that a distribution in the amount of $0.105 per unit will be paid on August 15, 2005 to unitholders of record at the close of business on July 29, 2005.

The Fund's Distribution Reinvestment Plan allows unitholders to automatically reinvest monthly distributions in additional units of the Fund. This feature provides unitholders with an excellent opportunity to benefit from reinvesting distributions in additional units. Please contact your investment advisor to enroll in the Plan.

For additional information, including the Fund's portfolio, please visit our website at www.bromptongroup.com.

David E. Roode
Senior Vice President
Brompton Energy Trust Management Limited
(416) 642-6008

BROMPTON
EQUAL WEIGHT OIL & GAS
INCOME FUND

BROMPTON EQUAL WEIGHT OIL & GAS INCOME FUND DECLARES DISTRIBUTION

Toronto, August 19, 2005 (TSX: OGF.UN) – Brompton Equal Weight Oil & Gas Income Fund is pleased to announce that a distribution in the amount of $0.105 per unit will be paid on September 15, 2005 to unitholders of record at the close of business on August 31, 2005.

The Fund's Distribution Reinvestment Plan allows unitholders to automatically reinvest monthly distributions in additional units of the Fund. This feature provides unitholders with an excellent opportunity to benefit from reinvesting distributions in additional units. Please contact your investment advisor to enroll in the Plan.

For additional information, including the Fund's portfolio, please visit our website at www.bromptongroup.com.

David E. Roode
Senior Vice President
Brompton Energy Trust Management Limited
(416) 642-6008

Computershare

RECEIVED
2005 SEP 12 A 9:21
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Computershare Trust Company of Canada
530 – 8th Ave., SW Suite 600
Calgary, Alberta T2P 3S8
Telephone: (403) 267-6800
Fax: (403) 267-6529
www.computershare.com

Canada
Australia
Channel Islands
Hong Kong
Germany
Ireland
New Zealand
Philippines
South Africa
United Kingdom
USA

NOTICE OF MEETING

September 9, 2005

To: Alberta Securities Commission
British Columbia Securities Commission
Manitoba Securities Commission
Office of the Administrator, New Brunswick
Securities Commission of Newfoundland and Labrador
Nova Scotia Securities Commission
Ontario Securities Commission
Registrar of Securities, Prince Edward Island
L'Autorite des marches financiers
Securities Division, Saskatchewan Financial Services Commission
Securities Registry, Government of the Northwest Territories
Registrar of Securities, Government of the Yukon Territory
The Toronto Stock Exchange

Dear Sirs:

Subject: Brompton Equal Weight Oil & Gas Income Fund (the "Corporation")

We advise the following with respect to the upcoming Special Meeting of Unitholders for the subject Corporation:

1.	Meeting Type	:	Special Meeting
2.	Security Description of Voting Issue	:	Trust Units
3.	CUSIP Number	:	11220Y106
4.	ISIN Number	:	CA11220Y1060
5.	Record Date	:	September 26, 2005
6.	Meeting Date	:	October 26, 2005
7.	Meeting Location	:	Toronto, ON

We are providing this confirmation to you in our capacity as agent for the Corporation.

Yours truly,

COMPUTERSHARE TRUST COMPANY OF CANADA

("Signed by")

Jodie Hansen
Assistant Trust Officer
Corporate Trust
Ph: (403) 267-6889
Fax: (403) 267-6598

BROMPTON
EQUAL WEIGHT OIL & GAS
INCOME FUND

BROMPTON EQUAL WEIGHT OIL & GAS INCOME FUND DECLARES DISTRIBUTION

Toronto, September 20, 2005 (TSX: OGF.UN) – Brompton Equal Weight Oil & Gas Income Fund is pleased to announce that a distribution in the amount of $0.105 per unit will be paid on October 17, 2005 to unitholders of record at the close of business on September 30, 2005.

The Fund's Distribution Reinvestment Plan allows unitholders to automatically reinvest monthly distributions in additional units of the Fund. This feature provides unitholders with an excellent opportunity to benefit from reinvesting distributions in additional units. Please contact your investment advisor to enroll in the Plan.

For additional information, including the Fund's portfolio, please visit our website at www.bromptongroup.com.

David E. Roode
Senior Vice President
Brompton Energy Trust Management Limited
(416) 642-6008

BROMPTON
FUNDS

BROMPTON FUNDS ANNOUNCES PROPOSED FUND MERGER AND UNITHOLDER MEETINGS

Toronto, September 29, 2005 (VIP.UN; MVP.UN; BSR.UN; EWI.UN; BWI.UN; OGF.UN; FAC.UN) - Brompton Funds has announced that it is holding unitholder meetings on October 26, 2005 for Brompton VIP Income Trust, Brompton MVP Income Fund, Brompton Stable Income Fund, Brompton Equal Weight Income Fund, Business Trust Equal Weight Income Fund, Brompton Equal Weight Oil & Gas Income Fund and Flaherty & Crumrine Investment Grade Preferred Fund (the "Funds").

Among the items unitholders will be asked to consider is the proposed merger of Brompton VIP Income Trust ("**VIP**") and Brompton MVP Income Fund ("**MVP**") into a single trust (the "**Continuing Trust**"), which, if approved, is expected to occur on or about January 1, 2006. The merger is being proposed to provide unitholders of these Funds with the opportunity to hold an investment in an entity that has a larger market capitalization, potential increased liquidity and a lower management expense ratio. The merger will be effected by a tax-deferred "rollover" using an exchange ratio based on the relative net asset values of VIP and MVP on December 31, 2005. By way of example, if the exchange were based on the September 15, 2005 net asset value for each fund, each VIP unitholder would have one unit of the Continuing Trust for each unit held and each MVP unitholder would receive 1.0676 units of the Continuing Trust for each unit held. The Continuing Trust will adopt the investment strategy of MVP, which utilizes an active asset and sector allocation strategy to invest in a diversified portfolio of income trusts and high-yield debt across a broad range of industries and geographic areas. VIP and MVP currently pay out distributions at the same annualized rate of $1.00 per unit. The Continuing Trust anticipates that it will continue to pay distributions at this rate.

Unitholders will also be asked to consider certain amendments to the declaration of trust of each of the Funds at the meetings. Based on a review of recent changes to the regulations applying to closed-end investment funds and after assessing the experience to date in administering the Funds and changes in industry practices, certain amendments are being proposed to conform to current regulatory requirements and industry practices, to provide greater flexibility and certainty in the administration of the Funds and to reduce administrative costs. Among the amendments proposed is a change in the annual redemption date for each Fund to November or December of each year and a change to the notice provision for the Funds to 20 business days prior to the redemption date. The proposed merger and trust amendments are subject to unitholder approval and, in the case of the merger, regulatory approvals.

The meetings of unitholders will be held on October 26, 2005 at Stikeman Elliott LLP, 199 Bay Street, 51st Floor, Toronto Ontario, M5L 1B9 and details regarding the proposed merger and the trust amendments will be contained in a joint management information circular which will be mailed to unitholders in early October. The circular will also be posted on Brompton's website. The record date for the special meetings is September 26, 2005. Unitholders are encouraged to complete voting instruction forms in order that their units can be voted at the meetings.

For further information, please contact your financial advisor or visit our website at www.bromptongroup.com.

David E. Roode
Senior Vice-President
416-642-6008

BROMPTON VIP INCOME TRUST
BROMPTON MVP INCOME FUND
BROMPTON STABLE INCOME FUND
BROMPTON EQUAL WEIGHT INCOME FUND
BUSINESS TRUST EQUAL WEIGHT INCOME FUND
BROMPTON EQUAL WEIGHT OIL & GAS INCOME FUND and
FLAHERTY & CRUMRINE INVESTMENT GRADE PREFERRED FUND

(individually a "Fund" and collectively the "Funds")

NOTICE OF SPECIAL MEETINGS OF UNITHOLDERS

NOTICE IS HEREBY GIVEN THAT special meetings (collectively, the "**Meetings**", or individually, a "**Meeting**") of the holders of trust units of each of Brompton VIP Income Trust ("**VIP**"), Brompton MVP Income Fund ("**MVP**"), Brompton Stable Income Fund ("**Stable**"), Brompton Equal Weight Income Fund ("**EWI**"), Business Trust Equal Weight Income Fund ("**BWI**"), Brompton Equal Weight Oil & Gas Income Fund ("**OGF**") and Flaherty & Crumrine Investment Grade Preferred Fund ("**FAC**") will be held Wednesday, October 26th, 2005 at 9:00 a.m. (Toronto time) at the offices of Stikeman Elliott LLP, 199 Bay Street, 51st Floor, Toronto Ontario, M5L 1B9 for the following purposes:

VIP and MVP

1. Merger of VIP and MVP. To consider and, if deemed advisable, to pass an extraordinary resolution approving the proposed merger of VIP and MVP, and all matters ancillary to, or necessary to implement, such merger, as more fully described in the joint management information circular (the "**Circular**") accompanying this notice of special meetings (the "**Notice**").

All Funds

2. Declaration of Trust Amendments. To consider and, if deemed advisable, to pass resolutions approving certain amendments to the declaration of trust of each Fund intended to allow for more efficient management of each Fund and to provide other benefits to Unitholders, as more fully described in the Circular.

Other Business.

3. To transact any other business which may properly come before the Meetings.

The specific details of the matters proposed to be put before the Meetings are set forth in the Circular accompanying this Notice.

UNITHOLDERS OF ANY OF THE FUNDS ARE INVITED TO ATTEND THE MEETINGS. UNITHOLDERS WHO ARE UNABLE TO ATTEND IN PERSON ARE REQUESTED TO DATE AND SIGN THE ENCLOSED FORM OF PROXY OR PROXIES AND TO RETURN IT OR THEM TO COMPUTERSHARE TRUST COMPANY OF CANADA, 100 UNIVERSITY AVENUE, 9TH FLOOR, TORONTO ONTARIO M5J 2Y1. IN ORDER TO BE VALID AND ACTED UPON AT THE MEETINGS, FORMS OF PROXY MUST BE RETURNED NOT LESS THAN 24 HOURS BEFORE THE TIME FOR HOLDING THE MEETINGS OR ANY ADJOURNMENT(S) THEREOF.

Dated at Toronto, Ontario this 27th day of September, 2005.

BY ORDER OF THE BOARD OF DIRECTORS OF EACH OF Brompton VIP Management Limited, the manager of Brompton VIP Income Trust, Brompton MVP Management Limited, the manager of Brompton MVP Income Fund, Brompton SI Fund Management Limited, the manager of Brompton Stable Income Fund, Brompton EWI Management Limited, the manager of Brompton Equal Weight Income Fund, Brompton Business Trust Management Limited, the manager of Business Trust Equal Weight Income Fund, Brompton Energy Trust Management Limited, the manager of Brompton Equal Weight Oil & Gas Income Fund and Brompton Preferred Management Limited, the manager of Flaherty & Crumrine Investment Grade Preferred Fund

By: *Signed: Raymond R. Pether*

Raymond R. Pether

President and Chief Executive Officer

20

NOTICE OF SPECIAL MEETINGS AND

JOINT MANAGEMENT INFORMATION CIRCULAR

OF THE UNITHOLDERS

OF

BROMPTON VIP INCOME TRUST
BROMPTON MVP INCOME FUND
BROMPTON STABLE INCOME FUND
BROMPTON EQUAL WEIGHT INCOME FUND
BUSINESS TRUST EQUAL WEIGHT INCOME FUND
BROMPTON EQUAL WEIGHT OIL & GAS INCOME FUND and
FLAHERTY & CRUMRINE INVESTMENT GRADE PREFERRED FUND

TO BE HELD ON

OCTOBER 26, 2005

BROMPTON VIP INCOME TRUST
BROMPTON MVP INCOME FUND
BROMPTON STABLE INCOME FUND
BROMPTON EQUAL WEIGHT INCOME FUND
BUSINESS TRUST EQUAL WEIGHT INCOME FUND
BROMPTON EQUAL WEIGHT OIL & GAS INCOME FUND and
FLAHERTY & CRUMRINE INVESTMENT GRADE PREFERRED FUND

September 27, 2005

Dear Unitholders,

The attached notice of special meetings and joint management information circular are being sent to you in connection with the upcoming special meetings of unitholders of the following funds of the Brompton Group (each, a "**Fund**" and collectively, the "**Funds**"):

Brompton VIP Income Trust
Brompton MVP Income Fund
Brompton Stable Income Fund
Brompton Equal Weight Income Fund
Business Trust Equal Weight Income Fund
Brompton Equal Weight Oil & Gas Income Fund
Flaherty & Crumrine Investment Grade Preferred Fund

As a holder of units (a "**Unitholder**") of any one or more of these Funds, you are invited to attend a special meeting of the Unitholders of the Fund (each, a "**Meeting**" and collectively, the "**Meetings**"), to be held on Wednesday, October 26th, 2005 at 9:00 a.m. (Toronto time) at the offices of Stikeman Elliott LLP, 199 Bay Street, 51st Floor, Toronto Ontario, M5L 1B9.

The purpose of these Meetings is to consider certain amendments to the declaration of trust for each Fund. The proposed amendments are intended to allow for more efficient management of each Fund and to provide other benefits to Unitholders, as more fully described in the attached joint management information circular accompanying this letter (the "**Circular**").

Additionally, if you are a Unitholder of Brompton VIP Income Trust or Brompton MVP Income Fund, you will be asked to vote on an extraordinary resolution authorizing the merger (the "**Merger**") of these Funds. As described more fully in the Circular, the Merger will be effected on a tax-deferred "rollover" basis and is being proposed to provide Unitholders of these Funds with the opportunity to hold an investment in an entity that has a larger market capitalization, potential increased liquidity and a lower management expense ratio.

The Notice and Circular accompanying this letter both contain important information about these proposals. We urge you to read these carefully and hope that we can count on your support at the Meetings.

BY ORDER OF THE BOARD OF DIRECTORS OF EACH OF Brompton VIP Management Limited, the manager of Brompton VIP Income Trust, Brompton MVP Management Limited, the manager of Brompton MVP Income Fund, Brompton SI Fund Management Limited, the manager of Brompton Stable Income Fund, Brompton EWI Management Limited, the manager of Brompton Equal Weight Income Fund, Brompton Business Trust Management Limited, the manager of Business Trust Equal Weight Income Fund, Brompton Energy Trust Management Limited, the manager of Brompton Equal Weight Oil & Gas Income Fund and Brompton Preferred Management Limited, the manager of Flaherty & Crumrine Investment Grade Preferred Fund

By:

Raymond R. Pether
President and Chief Executive Officer

BROMPTON VIP INCOME TRUST
BROMPTON MVP INCOME FUND
BROMPTON STABLE INCOME FUND
BROMPTON EQUAL WEIGHT INCOME FUND
BUSINESS TRUST EQUAL WEIGHT INCOME FUND
BROMPTON EQUAL WEIGHT OIL & GAS INCOME FUND and
FLAHERTY & CRUMRINE INVESTMENT GRADE PREFERRED FUND
(individually a "Fund" and collectively the "Funds")

NOTICE OF SPECIAL MEETINGS OF UNITHOLDERS

NOTICE IS HEREBY GIVEN THAT special meetings (collectively, the "**Meetings**", or individually, a "**Meeting**") of the holders of trust units of each of Brompton VIP Income Trust ("**VIP**"), Brompton MVP Income Fund ("**MVP**"), Brompton Stable Income Fund ("**Stable**"), Brompton Equal Weight Income Fund ("**EWI**"), Business Trust Equal Weight Income Fund ("**BWI**"), Brompton Equal Weight Oil & Gas Income Fund ("**OGF**") and Flaherty & Crumrine Investment Grade Preferred Fund ("**FAC**") will be held Wednesday, October 26th, 2005 at 9:00 a.m. (Toronto time) at the offices of Stikeman Elliott LLP, 199 Bay Street, 51st Floor, Toronto Ontario, M5L 1B9 for the following purposes:

VIP and MVP

1. Merger of VIP and MVP. To consider and, if deemed advisable, to pass an extraordinary resolution approving the proposed merger of VIP and MVP, and all matters ancillary to, or necessary to implement, such merger, as more fully described in the joint management information circular (the "**Circular**") accompanying this notice of special meetings (the "**Notice**").

All Funds

2. Declaration of Trust Amendments. To consider and, if deemed advisable, to pass resolutions approving certain amendments to the declaration of trust of each Fund intended to allow for more efficient management of each Fund and to provide other benefits to Unitholders, as more fully described in the Circular.

Other Business.

3. To transact any other business which may properly come before the Meetings.

The specific details of the matters proposed to be put before the Meetings are set forth in the Circular accompanying this Notice.

UNITHOLDERS OF ANY OF THE FUNDS ARE INVITED TO ATTEND THE MEETINGS. UNITHOLDERS WHO ARE UNABLE TO ATTEND IN PERSON ARE REQUESTED TO DATE AND SIGN THE ENCLOSED FORM OF PROXY OR PROXIES AND TO RETURN IT OR THEM TO COMPUTERSHARE TRUST COMPANY OF CANADA, 100 UNIVERSITY AVENUE, 9TH FLOOR, TORONTO ONTARIO M5J 2Y1. IN ORDER TO BE VALID AND ACTED UPON AT THE MEETINGS, FORMS OF PROXY MUST BE RETURNED NOT LESS THAN 24 HOURS BEFORE THE TIME FOR HOLDING THE MEETINGS OR ANY ADJOURNMENT(S) THEREOF.

Dated at Toronto, Ontario this 27th day of September, 2005.

BY ORDER OF THE BOARD OF DIRECTORS OF EACH OF Brompton VIP Management Limited, the manager of Brompton VIP Income Trust, Brompton MVP Management Limited, the manager of Brompton MVP Income Fund, Brompton SI Fund Management Limited, the manager of Brompton Stable Income Fund, Brompton EWI Management Limited, the manager of Brompton Equal Weight Income Fund, Brompton Business Trust Management Limited, the manager of Business Trust Equal Weight Income Fund, Brompton Energy Trust Management Limited, the manager of Brompton Equal Weight Oil & Gas Income Fund and Brompton Preferred Management Limited, the manager of Flaherty & Crumrine Investment Grade Preferred Fund

By:

Raymond R. Pether
President and Chief Executive Officer

BROMPTON VIP INCOME TRUST
BROMPTON MVP INCOME FUND
BROMPTON STABLE INCOME FUND
BROMPTON EQUAL WEIGHT INCOME FUND
BUSINESS TRUST EQUAL WEIGHT INCOME FUND
BROMPTON EQUAL WEIGHT OIL & GAS INCOME FUND and
FLAHERTY & CRUMRINE INVESTMENT GRADE PREFERRED FUND

(individually a "Fund" and collectively the "Funds")

JOINT MANAGEMENT INFORMATION CIRCULAR

GENERAL PROXY INFORMATION

Solicitation of Proxies

This joint management information circular (the "**Circular**") is furnished in connection with the solicitation of proxies to be used at a special meeting (each, a "**Meeting**" and collectively, the "**Meetings**") of the holders (the "**Unitholders**") of units (the "**Units**") of each Fund or at any adjournment thereof. The Meetings will be held Wednesday, October 26th, 2005 at 9:00 a.m. (Toronto time) at the offices of Stikeman Elliott LLP, 199 Bay Street, 51st Floor, Toronto Ontario, M5L 1B9 for the purposes set forth in the notice of meeting accompanying this Circular (the "**Notice**"). While it is expected that the solicitation will be primarily by mail, proxies may be solicited personally or by telephone by directors, officers and employees of the managers of the Funds at nominal cost. The Funds may also engage the services of a proxy solicitation company to provide solicitation services in connection with the Meetings. The cost of the solicitation of proxies for a Fund will be borne by that Fund. The information contained in this Circular is given as of the date hereof, unless otherwise specifically stated.

If you have any questions about the information contained in this Circular or require assistance in completing the applicable form or forms of proxy, please contact Moyra MacKay, Corporate Secretary at (416) 642-6007.

Appointment of Proxies

Unitholders of any of the Funds who wish to vote their Units should complete, execute and deliver by regular mail the applicable attached form of proxy or proxies to Computershare Trust Company of Canada ("**Computershare**"), 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1, not less than 24 hours before the time for the holding of the Meetings or any adjournment(s) thereof. The record date for the Meetings has been established as September 26th, 2005 (the "**Record Date**"). Each Unitholder is entitled to one vote at the respective Meeting(s) for each Unit of such Fund registered in the Unitholder's name at the close of business on the Record Date. Only Unitholders of record of any of the Funds as at the Record Date are entitled to receive notice of, and to vote in person or by proxy at, the respective Meeting(s).

The individuals named in the accompanying forms of proxy are officers of the Manager of the Fund to which the proxy relates. **You have the right to appoint a person (who need not be a Unitholder) other than the persons named in the accompanying form of proxy to represent you at the respective Meeting by inserting such person's name in the blank space provided in the form of proxy delivered with the Circular and deliver the completed proxy as set forth above.**

Revocability of Proxies

You may revoke a proxy given for use at a Meeting at any time prior to its use. In addition to revocation in any other manner permitted by law, you may revoke a proxy before it is used by depositing an instrument in writing executed by you or your attorney authorized in writing, or, where the Unitholder is a corporation, by a duly authorized officer or attorney of the corporation, with (i) Computershare, at any time up to and including the last business day preceding the day of the applicable Meeting, or any adjournment thereof, at which the proxy is to be used, or (ii) the Chairman of the applicable Meeting on the day of the Meeting or any adjournment thereof, prior to the commencement of the Meeting.

Book-Entry System

The Units of each of the Funds are held in book-entry form through The Canadian Depository for Securities Limited ("**CDS**"). CDS is a limited purpose corporation organized as a "clearing corporation" under the applicable provincial securities regulatory authorities. CDS is owned or controlled by its participants ("**CDS Participants**") and was created to hold securities for CDS Participants and to facilitate the clearance and settlement of securities transactions between CDS Participants through electronic book entries, thereby eliminating the need for physical movement of certificates. CDS Participants include securities brokers and dealers, banks, trust companies, and clearing corporations. Indirect access to the CDS system is also available to others such as bankers, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a CDS Participant, either directly or indirectly ("**Indirect Participants**").

Non-Registered Holders

As a result of the Funds issuing their Units in book-entry form only, CDS is the sole registered Unitholder of each of the Funds. Only registered Unitholders or the persons they appoint as proxies are permitted to vote at the respective Meetings. All of the beneficial holders of Units of any of the Funds (the "**Non-Registered Holders**") hold their Units through either CDS Participants or Indirect Participants (collectively, "**Intermediaries**"). In accordance with National Instrument 54-101 of the Canadian Securities Administrators, copies of the Notice, this Circular, and forms of proxy (together, the "**meeting materials**") have been delivered to CDS and the Intermediaries for onward distribution to Non-Registered Holders. Intermediaries are required to forward the meeting materials to each Non-Registered Holder unless a Non-Registered Holder has waived its right to receive them. Generally, Non-Registered Holders who have not waived the right to receive meeting materials will be given voting instruction forms which, if the Non-Registered Holder desires to vote or be appointed a proxy, must be completed and signed by the Non-Registered Holder in accordance with the directions on the voting instruction forms (which may in some cases permit the completion of the voting instruction form by telephone or the Internet). The purpose of this procedure is to permit Non-Registered Holders to direct the voting of the Units they beneficially own. If a Non-Registered Holder who receives a voting instruction form(s) wishes to vote at the Meetings *in person* (or have another person attend the Meetings and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should strike out the names of the persons named as proxy on the voting instruction form(s) and insert the Non-Registered Holder's (or such other person's) name in the space provided and otherwise follow the instructions on the form(s). **Non-Registered Holders should carefully follow the instructions of their Intermediaries.**

Exercise of Discretion by Proxy

The Units represented by proxy(ies) which are hereby solicited (if properly executed and deposited) will be voted at the applicable Meeting and, where you specify a choice with respect to any matter to be acted upon, such Units will be voted in accordance with the specification so made. **In the absence of such specification, Units will be voted FOR of the proposed resolutions of the Unitholders of the applicable Fund(s) at the applicable Meeting(s). The accompanying forms of proxy also confer discretionary authority upon the persons named in the proxies with respect to amendments to or variations of the matters set out in the Notice and with respect to other matters that may properly come before the Meetings.** As of the date of this Circular, none of the Managers know of any such amendments, variations or other matters that may properly come before the Meetings. However, if any such amendments, variations or other matters are properly brought before the Meetings, the persons named in the accompanying form of proxy will vote on such matters in accordance with their best judgment.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference into this Circular from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated by reference herein may be obtained on request without charge from Brompton Funds, Suite 2930, P.O. Box 793, Bay Wellington Tower, BCE Place, 181 Bay Street, Toronto, Ontario M5J 2T3.

The following documents filed with the various provincial securities commissions or similar authorities in Canada, are specifically incorporated into and form an integral part of this Circular:

- the annual information form of each Fund dated May 19, 2005;
- the comparative financial statements, together with the accompanying report of the auditors, for the fiscal year ended December 31, 2004 of each of VIP and MVP; and
- management's discussion and analysis of financial condition and results of operations of each of VIP and MVP for the fiscal year ended December 31, 2004.

INFORMATION CONCERNING THE FUNDS

Each Fund is a closed-end investment trust established under the laws of the Province of Ontario pursuant to a declaration of trust. The trustee of each Fund, other than FAC, is Computershare Trust Company of Canada and the trustee of FAC is Brompton Preferred Management Limited (collectively, the "**Trustee**"). Each Fund is managed by a management company (each, a "**Manager**" and collectively, the "**Managers**") pursuant to a management agreement and the authority delegated to each Manager by the Trustee of each Fund pursuant to its respective declaration of trust (each, a "**Declaration of Trust**"). The following chart sets out the date of establishment and the date of the initial pubic offering of each Fund, the name of the Manager, and the number of Units outstanding, closing trading price and net asset value per Unit for each Fund as of September 15, 2005:

DETAILS FOR EACH FUND

Name of Fund	Date Established:	Date of Initial Public Offering	Manager	Number of Units outstanding as at September 15, 2005	Closing Unit price on September 15, 2005 ($)	Net Asset Value per Unit as at September 15, 2005 ($)
Brompton VIP Income Trust ("VIP")	October 25, 2001	February 19, 2002	Brompton VIP Management Limited	8,075,197	14.35	14.93
Brompton MVP Income Fund ("MVP")	May 22, 2002	July 17, 2002	Brompton MVP Management Limited	3,974,352	15.05	15.94
Brompton Stable Income Fund ("Stable")	October 1, 2002	December 9, 2002	Brompton SI Fund Management Limited	6,596,407	14.12	14.64
Brompton Equal Weight Income Fund (EWI")	May 26, 2003	July 16, 2003	Brompton EWI Management Limited	31,588,034	13.06	13.60
Business Trust Equal Weight Income Fund ("BWI")	September 25, 2003	October 22, 2003	Brompton Business Trust Management Limited	5,113,136	11.95	12.03
Brompton Equal Weight Oil & Gas Income Fund ("OGF")	September 28, 2004	October 7, 2004	Brompton Energy Trust Management Limited	41,870,918	11.80	12.17
Flaherty & Crumrine Investment Grade Preferred Fund ("FAC")	April 28, 2004	May 17, 2004	Brompton Preferred Management Limited	7,405,349	23.25 (as at September 16, 2005)	23.67 (as at September 16, 2005)

PARTICULARS OF MATTERS TO BE ACTED UPON AT THE MEETINGS

1. Merger of VIP and MVP

Unitholders of VIP (collectively referred to herein as the "**VIP Unitholders**" and individually as a "**VIP Unitholder**") and unitholders of MVP (collectively referred to herein as the "**MVP Unitholders**" and individually as a "**MVP Unitholder**") are being asked to approve the merger of VIP and MVP (the "**Merger**") into a single trust (the "**Continuing Trust**"), which, if approved, is expected to occur on or about January 1, 2006 (the "**Effective Date**"). VIP Unitholders will continue as, and MVP Unitholders will become, unitholders of, the

Continuing Trust. The Merger will enable VIP Unitholders and MVP Unitholders to have the opportunity to hold an investment in an entity that has a larger market capitalization, potential increased liquidity and a lower management expense ratio. The Merger will be effected on a tax-deferred "rollover" basis at an exchange ratio based on the relative net asset values of VIP and MVP.

Historical Performance

VIP completed its initial public offering on February 19, 2002 issuing 9,875,000 Units and raising gross proceeds of $98,750,000 (including Units issued pursuant to the over-allotment option). As at September 15, 2005, there were 8,075,197 Units of VIP issued and outstanding having a market capitalization of $115.9 million. The net asset value per Unit and the closing trading price of Units of VIP as at such date were $14.93 and $14.35, respectively. The closing trading prices and volume of trading of Units of VIP since inception are set forth in the chart below. Reference is made to the documents incorporated by reference herein, which provide additional information relating to VIP, including the net asset value and distribution history.

Brompton VIP Income Trust


Monthly VIP'U-T BROMPTON VIP INCOME TRUST
Closing Price
14.00
13.00
12.00
11.00
10.00
Volume
0.5M
0.4M
0.3M
0.2M
0.1M
Apr-02
Aug-02
Jan-03
May-03
Oct-03
Feb-04
Jun-04
Oct-04
Feb-05
Jun-05
Sep-05

(Source: Thomson Financial)

MVP completed its initial public offering on July 17, 2002 issuing 8,200,000 Units and raising gross proceeds of $82,000,000 (including Units issued pursuant to the over-allotment option). As at September 15, 2005, there were 3,974,352 Units of MVP issued and outstanding having a market capitalization of $59.8 million. The net asset value per Unit and the closing trading price of Units of MVP as at such date were $15.94 and $15.05, respectively. The closing trading prices and volume of trading of Units of MVP since inception are set forth in the chart below. Reference is made to the documents incorporated by reference herein, which provide additional information relating to MVP, including the net asset value and distribution history.

Brompton MVP Income Fund


Monthly MVP'U-T BROMPTON MVP INCOME FUND
Closing Price
14.00
13.00
12.00
11.00
10.00
Volume
0.5M
0.4M
0.3M
0.2M
0.1M
Sep-02
Jan-03
May-03
Sep-03
Jan-04
May-04
Sep-04
Jan-05
May-05
Sep-05

(Source: Thomson Financial)

Reasons for the Merger

The Merger is being proposed to enable VIP Unitholders and MVP Unitholders to hold Continuing Trust Units which will have a market capitalization, based on current prices and units outstanding, of over $175 million. This is expected to reduce the operating costs of the Continuing Trust on a per unit basis and increase ongoing liquidity of the Continuing Trust Units on the Toronto Stock Exchange (the "**TSX**"). Under a merged trust, administrative cost savings will be realized through eliminating the duplication of certain third party costs including transfer agent fees, audit fees, legal fees, exchange listing fees, printing fees and mailing and reporting costs. Any net cost savings will benefit Continuing Trust Unitholders.

If approved, the Merger will be effected on a tax-deferred "rollover" basis. This will allow MVP Unitholders to defer any capital gain on their Units which for an original investor in MVP would represent, based on available tax information, approximately 40% of the net asset value as at August 31, 2005. Also if the Merger is approved, VIP Unitholders and MVP Unitholders, regardless of how they vote, will be entitled to redeem their investment and receive 100% of the net asset value per Unit of the Continuing Trust on or prior to the Effective Date of the Merger.

Impact of the Merger on the Portfolio and the Loan Facilities

Pursuant to the Merger, the investment portfolios for VIP and MVP will be consolidated. The Continuing Trust will adopt the investment strategy of MVP, which utilizes an active asset and sector allocation strategy to invest in a diversified portfolio of income trusts and high-yield debt across a broad range of industries and geographic areas. The investment focus will be on business funds with smaller weightings in real estate investment trusts, oil and gas funds, power and pipeline funds, high-yield debt and special situations. At this time, the portfolio manager does not expect to significantly alter the investment portfolio of the Continuing Trust. VIP and MVP currently pay out distributions at the same annualized rate of $1.00 per unit. The Continuing Trust anticipates that it will continue to pay distributions at this rate. See "Risk Factors".

As of the date of this Circular, with no adjustment to the existing debt levels of VIP and MVP, the Continuing Trust would have debt representing approximately 16% of its total assets. The Continuing Trust will maintain the ability to borrow up to 25% of total assets, which currently exists in both VIP and MVP.

Recommendation of the Manager

The boards of directors of the Manager of each of VIP and MVP have unanimously determined that the Merger is in the best interests of VIP Unitholders and MVP Unitholders. In reaching their conclusion, the boards of directors considered, among other things, the reasons set forth above under "Merger of VIP and MVP – Reasons for the Merger". The full text of the form of extraordinary resolution to be passed by VIP Unitholders and MVP Unitholders approving the Merger and the amendments to the Declarations of Trust governing each of VIP and MVP that are necessary to give effect to the Merger, as described below under "Procedure for the Merger to Become Effective", are annexed hereto as Appendices "A" and "B", respectively.

The Board of Directors of each of the Managers of VIP and MVP unanimously recommend that:

- **the VIP Unitholders vote FOR the extraordinary resolution set forth in the attached Appendix "A ", approving the Merger (the "VIP Merger Resolution"); and**
- **the MVP Unitholders vote FOR the extraordinary resolution set forth in the attached Appendix "B ", approving the Merger (the "MVP Merger Resolution").**

The VIP Merger Resolution requires the approval of not less than two-thirds of the votes cast by VIP Unitholders present in person or by proxy at the Meeting and the MVP Merger Resolution requires the approval of not less than two-thirds of the votes cast by MVP Unitholders present in person or by proxy at the Meeting, respectively.

It is the intention of the persons named in the enclosed forms of proxy relating to the Merger, if not expressly directed to the contrary in such proxies, to vote such proxies FOR the extraordinary resolutions set forth in the attached Appendices "A" and "B ", respectively.

Procedure for the Merger to Become Effective

If the Merger is implemented, VIP Unitholders will continue as, and MVP Unitholders will become, Continuing Trust Unitholders. Subject to the fulfillment of the conditions to the Merger described under "Merger of VIP and MVP – Conditions to the Merger", it is anticipated that the Merger will become effective on the Effective Date with VIP being the Continuing Trust. The following events will occur in order to give effect to the Merger:

- The Declaration of Trust for VIP (being the Continuing Trust) will be amended as required in order to implement the Merger.
- The Declaration of Trust for MVP will be amended as required in order to implement the Merger.
- The Exchange Ratio will be calculated based on the relative net asset value of each of VIP and MVP as at the close of trading on the TSX on the day prior to the Effective Date.
- On the Effective Date, MVP will transfer all of its property and liabilities to VIP in consideration for the issue to MVP of an appropriate number of VIP Units based on the Exchange Ratio.
- On the Effective Date, all of the MVP Units will be automatically redeemed and each MVP Unitholder will receive Continuing Trust Units equal in number to the number of MVP Units held by such MVP Unitholder multiplied by the Exchange Ratio.
- All tax elections and tax returns in connection with the Merger will be prepared and filed by VIP and MVP.
- Following the Merger, VIP will change its name to "Brompton VIP Income Fund", and will continue trading under the symbol "VIP.UN".

Basis of Exchange

Units of MVP will be exchanged for Continuing Trust Units at an exchange ratio (the "**Exchange Ratio**") calculated based on the relative net asset value of each of VIP and MVP as at the close of trading on the TSX on the business day prior to the Effective Date, which net asset values will be calculated in accordance with the provisions of the Declaration of Trust relating to each of VIP and MVP. Unitholders of VIP will continue to hold the same number of Units of the Continuing Trust. By way of illustration, if on the day prior to the Effective Date the net asset value of VIP was $14.93 per VIP Unit and the net asset value of MVP was $15.94 per MVP Unit, then on the Merger, each VIP Unit would be equal to 1.0 Continuing Trust Unit and each MVP Unit would be exchanged for 1.0676 Continuing Trust Units (being $15.94 divided by $14.93).

No fractional Continuing Trust Units will be issued upon the Merger and such fractional interests shall not entitle the owner thereof to exercise any rights as a Unitholder of the Continuing Trust.

Exchange of Units

If the Merger is approved, VIP Unitholders and MVP Unitholders are not required to take any action in order to be recognized as Continuing Trust Unitholders and to be in a position to trade Continuing Trust Units following the Merger.

On the Effective Date, each VIP Unit held by VIP Unitholders will equal one Continuing Trust Unit and each MVP Unit held by MVP Unitholders will automatically be exchanged for that number of Continuing Trust Units as calculated by reference to the Exchange Ratio. Registration of such beneficial interests in Continuing Trust Units will be made only through the book-based system administered by CDS. On the Effective Date, the Trustee will deliver to CDS a certificate evidencing the aggregate number of Continuing Trust Units held by the Continuing Trust Unitholders on the Merger.

Conditions to the Merger

The currently outstanding VIP Units and MVP Units are listed and posted for trading on the TSX. An application to the TSX has been made for approval of the listing of the VIP Units (which will be the Continuing Trust Units following the Merger) which are to be issued in connection with the Merger and such units will, subject to such approval and the fulfillment of the TSX's requirements, be listed and posted for trading on the TSX following completion of the Merger. Following the Effective Date, the MVP Units will be delisted from the TSX.

Failure to Meet the Conditions to the Merger

There is no assurance that the conditions to the Merger will be satisfied on a timely basis, if at all. If the conditions to the Merger are not satisfied prior to the Effective Date, VIP and MVP will not merge but will continue as separate trusts.

Tax Considerations

If approved, the Merger will be effected on a tax-deferred "rollover" basis. The disposition by MVP Unitholders of MVP Units in exchange for units of the Continuing Trust (the "**Continuing Trust Units**") will generally not result in capital gains or losses for MVP Unitholders and VIP Unitholders will not be subject to any material Canadian federal income tax consequences as a result of the Merger. MVP Unitholders will be deemed to acquire the Continuing Trust Units at a cost equal to the "cost amount" (as such term is defined in the Income Tax Act) of his or her Units of MVP. Following the Merger, the normal tax rules applicable to VIP Unitholders and MVP Unitholders will continue to apply to the Continuing Trust and to the Continuing Trust Unitholders, including former MVP Unitholders.

ADDITIONAL INFORMATION REGARDING THE CONTINUING TRUST

Except as described herein, the attributes of the Continuing Trust will be the same in all material respects as the attributes of VIP.

Investment Objectives

The investment objectives of the Continuing Trust will be substantially the same as MVP, which are to:

- provide the Continuing Trust Unitholders with a high level of income through receipt of monthly cash distribution(s) (the "**Distributions**"); and
- preserve the net asset value of the Continuing Trust.

The Manager

Brompton VIP Management Limited will be the manager of the Continuing Trust (the "**Manager**") on the same terms and conditions as are currently in place for VIP and MVP, including the payment to the Manager of an annual fee equal to 0.85% per annum of net asset value of the Continuing Trust, calculated and payable monthly in arrears plus applicable taxes. The Manager is responsible for fees payable to the Advisor (defined below). As is the case with VIP and MVP, the Continuing Trust will be responsible for all of its service and operating expenses.

The Advisor

MFC Global Investment Management will continue to be the advisor of the Continuing Trust (the "**Advisor**") to implement the investment strategy subject to the investment restrictions and to select and manage the Continuing Trust Investments.

Voting Rights in Respect of Continuing Trust Investments

The Continuing Trust Unitholders will have no voting rights in respect of the fund investments acquired and managed by the Advisor on behalf of the Continuing Trust. From time to time, the Advisor will determine whether or not to exercise the voting rights attached to the Continuing Trust investments and, if so, how such securities will be voted.

Continuing Trust Units

The Continuing Trust is authorized to issue an unlimited number of transferable, redeemable units of beneficial interest, each of which represents an equal, undivided interest in the net assets of the Continuing Trust. Fractions of Continuing Trust Units may be issued which will have the same rights, restrictions, conditions and limitations attaching to whole Continuing Trust Units in the proportion which they bear to a whole Continuing Trust Unit, except fractional Continuing Trust Units will not have the right to vote.

All Continuing Trust Units have equal rights and privileges. Each whole Continuing Trust Unit is entitled to one vote at all meetings of Continuing Trust Unitholders and is entitled to participate equally with respect to any and all distributions made by the Continuing Trust, including distributions of net income and net realized capital gains, if any. On termination or liquidation of the Continuing Trust, the holders of outstanding Continuing Trust Units of record are entitled to receive on a *pro rata* basis, all of the assets of the Continuing Trust remaining after payment of all debts, liabilities and liquidation expenses of the Continuing Trust. Continuing Trust Units are issued only as fully paid and are non-assessable.

Continuing Trust Distributions

Continuing Trust Unitholders are entitled to participate equally in respect of each Continuing Trust Unit held with respect to any and all distributions made by the Continuing Trust. Distributions by the Continuing Trust are expected to be paid on or before the tenth business day of the month to the Continuing Trust Unitholders of record at the close of business on the last business day of the preceding month. The Continuing Trust may make other distributions at any time in addition to monthly distributions, if the Manager considers it appropriate.

The distributions received by the Continuing Trust from issuers whose securities are included in the portfolio may vary from month to month and certain of these issuers may pay distributions less frequently than monthly, with the result that the monthly cash available for distribution to Continuing Trust Unitholders could

vary substantially and there can be no assurance that the Continuing Trust will make any distributions in any particular month or months.

The Continuing Trust is subject to tax under Part I of the *Income Tax Act* (Canada) (the "**Tax Act**") on the amount of its income for tax purposes for the year, including net realized taxable capital gains, less the portion thereof that it claims in respect of the amounts paid or payable to the Continuing Trust Unitholders in the year. Provided the Continuing Trust makes distributions in each year of its net income and net realized capital gains, and provided the Continuing Trust deducts in computing its income the full amount available for deduction in each year, the Continuing Trust will not generally be liable for income tax under Part I of the Tax Act. In order to ensure this result, the Declaration of Trust provides that an Additional Distribution will, if necessary, be automatically payable in each year to the Continuing Trust Unitholders of record on December 31 (the "**Additional Distribution**"). The Additional Distribution may be necessary where the Continuing Trust realizes income for tax purposes which is in excess of the monthly Distributions paid or made payable to the Continuing Trust Unitholders during the year. In the event that the Continuing Trust does not have cash in an amount sufficient to pay the full amount of the Additional Distribution, such Additional Distribution may, at the option of the Trustee, be satisfied by the issuance of additional Continuing Trust Units having a value equal to the cash shortfall. Following such issue of additional Continuing Trust Units, the outstanding Continuing Trust Units will be automatically consolidated on a basis such that the number of consolidated Continuing Trust Units (before giving effect to any redemption of Continuing Trust Units on such date) is equal to the number of Continuing Trust Units outstanding immediately preceding the Additional Distribution Date, except in the case of a non-resident Continuing Trust Unitholder if tax was required to be withheld in respect of the Distribution, in which case the consolidation will result in such Continuing Trust Unitholder holding that number of Continuing Trust Units equal to (i) the number of Continuing Trust Units held by such Continuing Trust Unitholder prior to the Distribution plus the number of Continuing Trust Units received by such Continuing Trust Unitholder in connection with the Distribution (net of withholding taxes) multiplied by (ii) the fraction obtained by dividing the aggregate number of Continuing Trust Units outstanding prior to the Distribution by the aggregate number of Continuing Trust Units that would be outstanding following the Distribution and before the consolidation, if no withholding were required in respect of any part of the distribution payable to any Continuing Trust Unitholder.

On or before each March 31, the information necessary to enable such Continuing Trust Unitholder to complete an income tax return with respect to amounts paid or payable by the Continuing Trust to the Continuing Trust Unitholder in the preceding taxation year of the Continuing Trust will be made available to Continuing Trust Unitholders.

Termination of the Continuing Trust

The Continuing Trust will be terminated upon not less than 90 days written notice to the Manager from the Trustee that an ordinary resolution calling for the termination of the Continuing Trust has been approved at a duly convened meeting of Continuing Trust Unitholders, provided that Continuing Trust Unitholders voting in favour of such ordinary resolution represent Continuing Trust Units equal to at least 10% of the Continuing Trust Units outstanding on the record date of the meeting held to approve such ordinary resolution. In addition, the Manager of VIP is proposing at the Meeting that Unitholders approve an amendment to the termination provisions to allow the Manager to terminate the Continuing Trust without Unitholder approval, if, in the Manager's opinion, it would be in the best interests of the Unitholders. Prior to the date the Continuing Trust is terminated (the "**Termination Date**"), the Manager will instruct the Advisor to convert the Continuing Trust Investments to cash to the extent practicable and will satisfy or make appropriate provision for all liabilities of the Continuing Trust. The Manager may, in its discretion and upon not less than 30 days notice to the Continuing Trust Unitholders, extend the Termination Date by a period of up to 180 days if the Advisor advises the Manager that the Advisor will be unable to convert all of the Continuing Trust Investments to cash prior to the original Termination Date and the Manager determines that it would be in the best interests of the Continuing Trust Unitholders to do so. The Continuing Trust will distribute to Continuing Trust Unitholders their *pro rata* portions of the remaining assets of the Continuing Trust which will include cash and, to the extent liquidation of certain assets is not practicable or the Advisor considers such liquidation not to be appropriate prior to the Termination Date, such unliquidated assets *in specie* rather than in cash, subject to compliance with any securities or other laws applicable to such Distributions. Following such Distribution and wind-up, the Continuing Trust will be

dissolved. The Continuing Trust will also be terminated in the event of the resignation of the Manager if a replacement manager has not been appointed within 120 days of the date upon which the Manager gives notice to the Trustee of its resignation. Such termination shall occur on the date which is 60 days following the end of the aforementioned 120-day period.

Meetings of Continuing Trust Unitholders

A meeting of Continuing Trust Unitholders may be convened by the Trustee at any time and must be convened if requisitioned by the beneficial holders of not less than 10% of the Continuing Trust Units then outstanding by a written requisition specifying the purpose of the meeting. The Continuing Trust does not intend to hold annual meetings of the Continuing Trust Unitholders.

Risk Factors

The risk factors which VIP Unitholders and MVP Unitholders should be aware of relating to an investment in the Continuing Trust are set out in the annual information forms of VIP and MVP dated May 19, 2005, the contents of which annual information forms are specifically incorporated by reference herein.

2. Amendments to the Declaration of Trust for each Fund

As a result of recent changes to the regulations applying to closed-end investment funds, the managers of various Brompton Funds reviewed the Declarations of Trust governing the Funds. Based on these reviews and after assessing the experience to date of the Managers in administering the Funds and changes in industry practices, the Managers are proposing to Unitholders amendments to certain portions of the Declarations of Trust (i) to conform to current regulatory requirements and industry practices, and (ii) to provide greater flexibility and certainty in the administration of the Funds and to reduce administrative costs. The Manager of MVP is also recommending that MVP Unitholders pass these resolutions in the event that the Merger is not approved. The text of the resolutions which the Unitholders of each Fund are being asked to consider is set forth in the appendices to the Circular.

A. Amendments to Allow for More Efficient Management of the Funds

Amendment to Financial Statement Requirements for all Funds

The Declarations of Trust for all Funds currently provide that quarterly and annual financial statements shall be provided to Unitholders. In order to reduce administrative costs associated with the preparation and mailing of such financial statements, and to bring the Declarations of Trust into conformity with current rules and regulations regarding investment funds (which do not require the Funds to prepare or provide to Unitholders financial statements for the first and third quarters), Unitholders of all Funds will be asked to consider and, if thought fit, to pass a resolution amending the requirement so that the Funds will only be required to provide Unitholders with such financial statements and other continuous disclosure documents as may be required by applicable law.

Amendment Regarding the Calling of Unitholder Meetings for all Funds

Currently, the Declarations of Trust for all of the Funds provide specific requirements regarding the provision of notices of Unitholder meetings, with respect to both the timing and the form of such notices. In order to bring the Declarations of Trust into conformity with applicable laws and regulations, including the recent enactment of rules relating to communicating with Non-Registered Unitholders, and in order to avoid requiring further amendments to the Declarations of Trust if the applicable rules and regulations should change at a later date, Unitholders will be asked to consider and, if thought fit, to pass a resolution amending the Declarations of Trust to provide that the Funds will call Unitholder meetings in accordance with applicable law.

Amendment to Amendment Provisions for all Funds

The Declarations of Trust for all Funds currently permit certain amendments to be made to the Declarations of Trust without approval of or notice to Unitholders, provided that that the Fund obtains an opinion from its counsel that such amendments are necessary or advisable for the correction of typographical

mistakes or to cure ambiguities or defective or inconsistent provisions or omissions, or manifest errors. The Managers believe that it is unnecessary to require an opinion of counsel as to these matters, as there is no detrimental effect on Unitholders if a Declaration of Trust is amended to cure these types of mistakes. Therefore, Unitholders will be asked to consider and, if thought fit, to pass a resolution deleting from the Declarations of Trust of all Funds the requirement to obtain an opinion from counsel on these matters. In addition, Unitholders will be asked to consider and, if thought fit, to pass a resolution adding to each of the Declarations of Trust the ability of the Trustee to amend such Declarations of Trust without the consent of, or notice to, Unitholders in order to bring the declaration of Trust into conformity with applicable laws, rules and policies of Canadian securities regulators or with current practice within the securities or investment fund industries, provided that such amendments do not, in the opinion of the Manager, adversely affect Unitholders.

Amendment to Certificate Requirements for all Funds

The Declarations of Trust for all Funds currently sets out lengthy requirements as to the form and content of Unit certificates. In order to simplify the Declarations of Trust and to allow the Funds the flexibility to adapt the form and content of their Unit certificates to changing legal requirements, Unitholders of all Funds will be asked to consider and, if thought fit, to pass a resolution deleting the specific form and content requirement for Unit certificates from each Declaration of Trust and substituting therefor the requirement that Unit certificates be in such form as may be approved from time to time by the Manager of the Fund, subject to applicable law.

Amendment to Repurchase Language for all Funds

Currently, the Declarations of Trust for all Funds provides that the Fund may purchase Units of such Fund for cancellation, not to exceed certain specified limits within a 12-month period. In order to make the language regarding this purchase of Units consistent throughout all of the Declarations of Trust, and to conform to applicable laws, Unitholders of all Funds will be asked to consider and, if thought fit, to pass a resolution amending the provision in each Declaration of Trust to provide that each Fund may purchase Units subject to applicable law and stock exchange requirements.

Amendment to Notice Provisions for Notice of Subdivision or Consolidation of Units for all Funds

Currently, none of the Declarations of Trust provide that Units of a Fund may be consolidated or subdivided upon notice to Unitholders. In order to bring the Funds into conformity with other investment funds currently in the market, Unitholders of each of the Funds will be asked to consider and, if thought fit, to pass a resolution to amend each of the Declarations of Trust to allow each Fund to subdivide or consolidate its Units provided that notice of any such consolidation or subdivision is first disseminated to the public by press release.

Amendment to Method of Provision of Tax Information to Unitholders for all Funds except OGF

Currently, the Declarations of Trust for all Funds except OGF provide that the Fund shall mail to each Unitholder annually the information necessary to enable such Unitholder to complete an income tax return with respect to amounts paid or payable by the Fund to such Unitholder in the preceding taxation year. However, the current procedure followed by the Funds is that the tax information is provided by each Fund to CDS, and CDS then sends such tax information to CDS Participants who are responsible for mailing such information to Unitholders. Therefore, in order to bring the Declarations of Trust for all Funds except OGF (which already contemplates this current procedure) into conformity with current practice, Unitholders of all Funds except OGF will be asked to consider and, if thought fit, to pass a resolution amending the Declarations of Trust for such Funds to provide that the Funds will make such tax information available to Unitholders.

Amendment to Manager's Ability to Terminate a Fund for all Funds except FAC and to Method of Notice of Termination for all Funds

Currently, only the Declaration of Trust for FAC provides the Manager with the ability to terminate the Fund without Unitholder approval if, in the Manager's opinion, it would be in the best interests of the Unitholders to terminate the Fund. The Managers of the Funds believe that the ability to terminate the applicable Fund is reasonable and in the best interests of the Unitholders, as it eliminates the costs associated with Unitholder approval. Therefore, Unitholders of each Fund except FAC will be asked to consider and, if thought fit, to pass a resolution adding to the Declarations of Trust for each Fund other than FAC the ability to terminate

the Fund if, in the Manager's opinion, it would be in the Unitholders' best interests. In addition, the Declarations of Trust for all of the Funds currently provide that a Fund may be terminated with the approval of the Unitholders of such Fund, provided that, among other things, notice of approval of such ordinary resolution is published in a national newspaper. In order to reduce administrative costs to the Funds, Unitholders of the Funds will be asked to consider and, if thought fit, to approve a resolution amending the Declarations of Trust of each of the Funds to allow such notice to be provided by press release rather than publication in a national newspaper.

Amendment to Allow the Portfolio Manager of FAC to be Paid its Fee in Units

Currently, the Declaration of Trust for FAC does not contemplate the payment of the fee to the Portfolio Manager in Units of FAC. In order to be consistent with other Brompton Funds, Unitholders of FAC will be asked to consider and, if thought fit, to pass a resolution amending the Declaration of Trust of FAC to give the Trustee the ability to pay the Portfolio Manager of FAC in Units of FAC, at the Portfolio Manager's option. Any such Units will be issued based on the net asset value per Unit as at the last day of the applicable month. Currently, there are 118,613 Units reserved for issuance to the Manager and, if this resolution is approved, the Portfolio Manager, on a combined basis.

To be effective, the resolutions to make the various amendments described above must be passed by a simple majority of the votes cast thereon by Unitholders of each of the Funds at the applicable Meeting. The board of directors of the Manager of each of the Funds unanimously recommends that Unitholders of each of the Funds vote in favour of these resolutions. The persons designated in the applicable form of proxy, unless instructed otherwise, intend to vote FOR these resolutions.

B. Amendments Relating to Redemptions

Amendment to Redemption Dates and Redemption Notice Periods for all Funds except OGF

The redemption dates for the various Funds currently range from March to December of each year. The Managers of each of the Funds believe that the redemption process would be streamlined and administrative costs would be reduced if the redemption dates for the Funds occurred in either November or December of each year. Accordingly, Unitholders will be asked to consider and, if thought fit, to pass a resolution to change the redemption date for Stable, BWI and FAC to the second last business day of November and in the case of VIP, MVP and EWI to change the redemption date to the second last business day in December. The Declaration of Trust of EWI will also be amended to provide that the month in which the annual rebalancing will occur will be in January of each year.

In addition, currently the Declarations of Trust for each of VIP, MVP and Stable provide that Unitholders of such Funds must deliver notices of redemption to their CDS Participant at least five business days prior to the redemption date for the particular Fund, while the Declarations of Trust for each of EWI, BWI and FAC provide that Unitholders of such Funds must deliver notices of redemption to their CDS Participant, in the case of EWI, at least 7 business days and, in the case of BWI and FAC, at least 15 business days prior to the redemption date, respectively. In more recent Funds, the redemption notice period is at least 20 business days prior to the redemption date. In order to provide consistency amongst the Funds and to allow the Managers of the Funds an appropriate amount of time to process the redemption notices and liquidate the necessary portfolio securities to fund such redemptions in an orderly manner, the Managers of each of the Funds believe that the appropriate redemption notice period is 20 business days prior to the redemption date. Unitholders of the Funds will also be asked to change the redemption notice period to 20 business days prior to the redemption date. Unitholders should also note that in connection with the proposal to amend the Declaration of Trust to change the redemption date, the notice period for such redemption date occurring on November 29, 2005 will be 10 business days prior to the redemption date.

Amendment to Redemption Amount for each of VIP, MVP, Stable, EWI and BWI

Currently, the Declarations of Trust of each of VIP, MVP, Stable, EWI and BWI provide that the entitlement of a Unitholder to a redemption price in respect of Units properly surrendered for redemption is

equal to the net asset value per Unit of such Fund determined in accordance with the provisions of the applicable Declaration of Trust. In order to bring these Declarations of Trust into conformity with other Brompton Funds, Unitholders of each of VIP, MVP, Stable, EWI and BWI will be asked to consider and, if thought fit, to pass a resolution to amend the redemption amount so as to exclude from such amount any costs associated with the redemption, including brokerage costs. The Managers of these Funds believe that it is more appropriate for such costs to be borne by the redeeming Unitholder as opposed to the Fund and, in turn, the remaining Unitholders.

To be effective, the resolutions to make the various amendments described above must be passed by a two-thirds majority of the votes cast thereon by Unitholders of the Funds at the applicable Meeting. The board of directors of Brompton VIP Management Limited, Brompton MVP Management Limited, Brompton SI Fund Management Limited, Brompton EWI Management Limited, Brompton Business Trust Management Limited and Brompton Preferred Management Limited unanimously recommend that Unitholders of VIP, MVP, Stable, EWI, BWI and FAC vote in favour of these resolutions. The persons designated in the applicable form of proxy, unless instructed otherwise, intend to vote FOR these resolutions.

C. Amendments Relating to Investment Guidelines and Investment Restrictions

Amendment to Foreign Property Restrictions for all Funds except FAC

Currently, the Declarations of Trust for all Funds except FAC provide an investment restriction on the amount of "foreign property" that the Fund may own. This provision was included in the Declarations of Trust for these Funds in order to comply with certain foreign property rules under the *Income Tax Act* (Canada). However, the foreign property rule has since been repealed and, therefore, this investment restriction is no longer required. In order to bring the Declarations of Trust into conformity with existing law, the Unitholders of each of the Funds, except FAC, will be asked to consider and, if thought fit, to pass an extraordinary resolution deleting the foreign property investment restriction from their respective Declarations of Trust.

Amendment to Investment Restrictions for all Funds

Currently, none of the Declarations of Trust provide an investment restriction prohibiting the Funds from purchasing the securities of an issuer if, as a result of such purchase, the Fund would be required to make a formal takeover bid for such issuer, for the purposes of applicable securities laws. The Managers of the Funds believe it would be in the best interests of the Unitholders of the Funds to add this investment restriction to the Declarations of Trust, in order to allow the Managers to avoid unintentionally triggering takeover bid requirements and Unitholders of each of the Funds will be asked to consider and, if thought fit, to pass an extraordinary resolution adding such investment restriction.

Amendment to Investment Guidelines for EWI

Currently, the Declaration of Trust for EWI does not allow the Manager of EWI discretion to exclude or remove from the portfolio of EWI any investment where the Manager considers that facts unrelated to the business of such investment may have a material adverse effect on the market price or value of such investment's securities. The Manager of EWI believes that such discretion is important in the context of passively-managed funds such as EWI to allow the Manager the ability to exclude from the portfolio investments that, through the application of the Fund's investment guidelines, would automatically be included in the portfolio but which are considered by the Manager to have been adversely impacted by facts unrelated to the business of such investment. This discretion is provided in the Declaration of Trust for all other Brompton passively-managed Funds. Therefore, Unitholders of EWI will be asked to consider and, if thought fit, to pass an extraordinary resolution amending the Declaration of Trust of EWI to provide to the Manager the discretion described above. In addition, the Declaration of Trust for EWI provides that rebalancing transactions will be effected as soon as practicable during the month of August of each year, but in any event no later than August 15. The Manager of EWI believes that Unitholders of EWI would benefit if it were provided with greater flexibility to achieve optimal trading results and liquidity for the portfolio of EWI if the Declaration of Trust of EWI were amended to provide that rebalancing transactions will occur as soon as reasonably practicable.

Amendment to Investment Guidelines for each of EWI, BWI and OGF to Provide for Market Capitalization Threshold and, in the case of EWI and BWI, a Maximum Number of Investments

The current investment guidelines for each of EWI and BWI provide specific criteria for inclusion in their respective portfolios, but do not provide a maximum number of income funds which may be included in the respective Fund's portfolio. The criteria for inclusion are based in part on a minimum float capitalization of $200 million with respect to EWI, $150 million with respect to BWI and $500 million with respect to OGF. Based on the Managers' experience in operating the Funds, the application of float capitalization when compared to market capitalization does not materially affect the composition of the portfolio. The Manager of each of EWI, BWI and OGF proposes to change the minimum threshold from a float capitalization test to a market capitalization test in order to reduce the administrative costs associated with calculating each issuer's float capitalization (which involves determining securities held by persons beneficially owning or exercising control or direction over 20% or more of an issuer's outstanding securities).

In addition, due to the number of income funds which have come into existence and the number of income funds which have increased their float capitalizations, the number of income funds comprising the portfolio of EWI was 131 as at September 15, 2005 (up from 69 at inception), and the number of income funds comprising the portfolio of BWI was 72 as at September 15, 2005 (up from 37 at inception). The Manager of each of EWI and BWI believes that these numbers will continue to increase with the continued growth of the income fund sector. Accordingly, the Manager of each of EWI and BWI believe that it would be in the best interest of EWI Unitholders and BWI Unitholders to limit the number of income funds that each Fund may invest in. This limit on the number of income funds in which each of EWI and BWI may invest is intended to decrease costs of these Funds associated with rebalancing and redemption of Units, while continuing to maintain a highly diversified and liquid portfolio. Therefore, Unitholders of EWI will be asked to consider and, if thought fit, to pass an extraordinary resolution limiting the number of income funds that EWI may invest in to an aggregate of the largest 100 income funds (based on market capitalization) that otherwise meet the investment criteria applicable to EWI, and Unitholders of BWI will be asked to consider and, if thought fit, to pass an extraordinary resolution limiting the number of income funds that BWI may invest in to an aggregate of the largest 75 income funds (based on market capitalization) that otherwise meet the investment criteria applicable to BWI.

Amendment to Investment Restrictions of FAC

Currently, the investment restrictions contained in the Declaration of Trust of FAC prohibit borrowing or employing other forms of leverage for investment purposes in an aggregate amount that would exceed 25% of the total assets of FAC at the time the borrowing or other transaction is entered into. Unitholders of FAC will be asked to consider, and if thought fit, to pass an extraordinary resolution to amend the investment restrictions of FAC to increase the aggregate amount permitted to be borrowed to up to 35% of the total assets at the time the borrowing or other transaction is entered into. The increased borrowing ability is being proposed in order that net investment income may be maintained at a level which will support the current annual distribution rate based on current market conditions and interest rate levels. This will also make the leverage restrictions on FAC consistent with those of Flaherty & Crumrine Investment Grade Fixed Income Fund, which is managed by an affiliate of the FAC Manager.

To be effective, the resolutions to make the various amendments described above must be passed by a two-thirds majority of the votes cast thereon by Unitholders of the applicable Funds at the applicable Meeting. The board of directors of the Manager of each of the Funds unanimously recommend that Unitholders of each of the Funds, vote in favour of these resolutions. The persons designated in the applicable form of proxy, unless instructed otherwise, intend to vote FOR these resolutions.

PRINCIPAL HOLDERS OF UNITS

The number of Units of each Fund that were issued and outstanding as at September 15, 2005 are set out under the heading "Information Concerning the Funds". To the knowledge of the directors and officers of each of the Managers, in respect of the particular Fund of which it is the Manager, no person or corporation beneficially owns, directly or indirectly, or exercises control or direction over Units of any Fund carrying more than 10% of the votes attached to all of the issued and outstanding Units of each such Fund.

QUORUM FOR THE TRANSACTION OF BUSINESS

Pursuant to the Declaration of Trust of each Fund, the quorum for any meeting of Unitholders called to consider a matter requiring the approval of Unitholders by an Ordinary Resolution is two or more Unitholders present in person or represented by proxy holding not less than five percent (5%) of the Units then outstanding. Unless the meeting was requisitioned by Unitholders, if no quorum is present at such meeting when called, the meeting shall be adjourned for not less than 14 days and the Unitholders present in person or represented by proxy at such adjourned meeting will form the necessary quorum. It is intended that if a quorum is not present for any Meeting as at the appropriate time on October 26, 2005, that such Meeting will be adjourned to the same time on November 9, 2005 and any proxy properly submitted prior to the time called for the Meeting will, unless revoked in the manner described above, be effective at the adjourned meeting.

INTERESTS OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as otherwise disclosed herein, neither the Trustee, any Manager, nor any director or officer of any Manager, nor any other insider of the Trust, the Trustee or any Manager, nor any associate or affiliate of any one of them, has or has had, at any time since the inception of a Fund, any material interest, direct or indirect, in any transaction or proposed transaction that has materially affected or would materially affect a Fund.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Except as otherwise disclosed herein, neither the Trustee, any Manager, nor any of the directors or officers of the Manager, nor any associate or affiliate of any of them, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on each Meeting.

MANAGEMENT CONTRACTS

For descriptions of the management agreements and investment advisor or portfolio management (as applicable) agreements relating to each Fund, please see the applicable Fund's annual information form dated May 19, 2005 incorporated by reference herein.

AUDITORS, CUSTODIAN, AND TRANSFER AGENT

The auditor of each of the Funds is PricewaterhouseCoopers LLP, Chartered Accountants, Suite 3000, Royal Trust Tower, Toronto-Dominion Centre, Toronto, Ontario M5K 1G8.

Computershare Trust Company of Canada has been appointed the registrar and transfer agent for each of the Funds other than FAC, for which Computershare Investor Services Inc. has been appointed the registrar and transfer agent.

Royal Trust Company, as custodian, has been appointed the custodian of each of the Funds' assets pursuant to custodian agreements. The address of the custodian is 77 King Street West, 11th Floor, Toronto, Ontario M5W 1P9.

ADDITIONAL INFORMATION

The Managers of the Funds will provide, without charge to a Unitholder of any such Fund, a copy of the Funds' 2004 Annual Report to Unitholders containing the comparative financial statements for 2004 together with the Auditors' Reports thereon and Management's Discussion and Analysis, interim financial statements for subsequent periods and a copy of this Circular upon request.

Any request for these documents should be made care of the respective Fund for which information is being requested to Brompton Funds, Suite 2930, P.O. Box 793, Bay Wellington Tower, BCE Place, 181 Bay Street, Toronto, Ontario M5J 2T3. If you wish, this information may be accessed on SEDAR at www.sedar.com. Additional information can also be obtained on the Brompton website at www.bromptongroup.com.

APPROVAL OF THE MANAGERS AND CERTIFICATE

Each Manager has approved the contents and the sending of this Circular in respect of the contents of this Circular that relate to the Fund managed by such Manager.

DATED at Toronto, Ontario this 27th day of September, 2005.

BY ORDER OF THE BOARD OF DIRECTORS OF EACH OF Brompton VIP Management Limited, the manager of Brompton VIP Income Trust, Brompton MVP Management Limited, the manager of Brompton MVP Income Fund, Brompton SI Fund Management Limited, the manager of Brompton Stable Income Fund, Brompton EWI Management Limited, the manager of Brompton Equal Weight Income Fund, Brompton Business Trust Management Limited, the manager of Business Trust Equal Weight Income Fund, Brompton Energy Trust Management Limited, the manager of Brompton Equal Weight Oil & Gas Income Fund and Brompton Preferred Management Limited, the manager of Flaherty & Crumrine Investment Grade Preferred Fund

By:

Raymond R. Pether
President and Chief Executive Officer

APPENDIX "A"

RESOLUTIONS PERTAINING TO BROMPTON VIP INCOME TRUST

A. *THE MERGER*

BE IT RESOLVED that the merger (the "**Merger**") of Brompton VIP Income Trust ("**VIP**") and Brompton MVP Income Fund ("**MVP**") on the effective date, as described in the joint management information circular dated September 27, 2005 (the "**Circular**"), is hereby approved and, without limiting the generality of the foregoing:

1. the Trustee is hereby authorized to amend the Declaration of Trust of VIP to the extent necessary to permit the steps required to be taken to complete the Merger, all as described in the Circular and to execute and deliver such amendments or amendments and restatements of the Declaration of Trust to give effect to the foregoing;

2. the Manager is hereby authorized and directed to execute on behalf of VIP and to deliver and to cause and be delivered, all such documents, agreements, instruments and tax elections and designations and to do or cause to be done all such other acts and things as it shall determine to be necessary or desirable in order to carry out the intent of the foregoing resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document, agreement, instrument or tax election or designation or the doing of any such act or thing;

3. this resolution may be revoked for any reason whatsoever in the sole and absolute discretion of the Manager, without further approval of the unitholders of VIP at any time prior to the completion of the Merger; and

4. all capitalized terms not otherwise defined in this resolution have the meanings ascribed thereto in the Circular.

B. *ADMINISTRATIVE MATTERS*

BE IT RESOLVED that:

The Declaration of Trust is hereby amended as follows and the Trustee is hereby authorized to execute and deliver such amendments or amendments and restatements of the Declaration of Trust to give effect to the following:

1. Paragraph (e) of Section 11.2, "Duties of Manager" is deleted in its entirety and replaced with the following:

   "the preparation of accounting, management and other reports, including such interim and annual reports to Unitholders, financial statements, tax reporting to Unitholders and income tax returns as may be required by applicable law;"

2. Section 14.6, "Annual Financial Statements" is deleted in its entirety and replaced with the following:

   "Section 14.6. Financial Statements

   The Trust shall prepare and file such financial statements and other continuous disclosure documents as are required by applicable law."

   and Section 14.7, "Quarterly Financial Statements" is deleted in its entirety.

3. Section 14.2, "Notice of Meetings and Quorum" is amended by deleting from paragraph (a) the following:

   "Notice of all meetings of Unitholders shall be given by mail to each Unitholder at his address of record, mailed at least 21 days and not more than 50 days before the meeting and shall be published at least 21 days prior to such meeting in a national newspaper. Such notice shall set the time when, and the place where, the meeting is to be held and shall specify, in general terms, the nature of the business to be transacted thereat, together with the text of any Extraordinary Resolution to be approved but it shall not be necessary to specify in the notice the text of any Ordinary Resolution to be approved, confirmed or passed", and substituting therefor the following:

   "Notice of all meetings of Unitholders shall be given in accordance will applicable laws."

4. Section 14.3, "Voting Rights of Unitholders" is amended by deleting paragraph (e) in its entirety and substituting therefor the following:

"(e) The Trustee is entitled to amend the Declaration of Trust without the consent of, or notice to, the Unitholders, to:

(i) remove any conflicts or other inconsistencies which may exist between any terms of the Declaration of Trust and any provisions of any law, regulation or requirements of any governmental authority applicable to or affecting the Trust;

(ii) make any change or correction which is of a typographical nature or is required to cure or correct any ambiguity or defective or inconsistent provision, clerical omission, mistake or manifest error contained therein;

(iii) bring the Declaration of Trust into conformity with applicable laws, rules and policies of Canadian securities regulators or with current practice within the securities or investment fund industries, provided such amendments do not, in the opinion of the Manager, adversely affect the pecuniary value of the interest of the Unitholders or restrict any protection for the Trustee or the Manager or increase their respective responsibilities;

(iv) maintain the status of the Trust as a "mutual fund trust" and a "registered investment" for the purposes of the Income Tax Act or to respond to amendments to such Act or to the interpretation or administration thereof; or

(v) provide added protection or benefit to Unitholders."

5. Section 14.4, "Record Dates" is amended by deleting the phrase "not more than 50 days prior to the date of any meeting of Unitholders or other action".

6. Section 7.4, "Form of Certificates" and Section 7.5, "Content of Certificates" are deleted in their entirety and replaced with the following:

"Section 7.4. Unit Certificates

The Trust Unit Certificate shall be in such form and shall contain such information as is from time to time approved by the Manager, subject to applicable law."

7. Paragraph (a) of Section 9.1, "Repurchase of Trust Units" is deleted in its entirety and replaced with the following:

"Section 9.1. Repurchase of Trust Units

(a) The Trust may, in its sole discretion, from time to time purchase (in the open market or by invitation for tenders) Trust Units for cancellation, subject to applicable law and stock exchange requirements."

8. Section 6.2, "Number of Trust Units" is amended by adding as a last sentence the following:

"Once issued, the number of outstanding Trust Units may be consolidated or subdivided as the Trustee, at the direction of the Manager, shall determine provided that notice of any such consolidation or subdivision is first disseminated to the public by press release."

9. Paragraph (b) of Section 10.1, "Distributions" is hereby deleted in its entirety and replaced with the following:

"(b) With respect to any distribution by the Trust in or in respect of a taxation year, the Trust shall make available to each Unitholder annually on or before March 31 of the following year information necessary to enable such Unitholder to complete an income tax return with respect to amounts paid or payable by the Trust to the Unitholders in the preceding taxation year of the Trust."

10. Paragraph (a) of Section 17.1, "Termination of the Trust" is amended by deleting the last sentence of paragraph (a) and replacing it with the following:

"The Trust shall issue a press release regarding the passing of such Ordinary Resolution and such termination and shall do all such other acts as may be required by applicable law."

11. Section 17.1, "Termination of the Trust" is amended by adding as paragraph (h) the following:

"(h) Notwithstanding Section 17.1(a) or any other provision hereof, the Manager may, in its discretion, terminate the Trust without the approval of Unitholders if, in its opinion, it would be in the best interests of the Unitholders."

C. *REDEMPTION RELATED MATTERS*

BE IT RESOLVED that:

The Declaration of Trust is hereby amended as follows and the Trustee is hereby authorized to execute and deliver such amendments or amendments and restatements of the Declaration of Trust to give effect to the following:

1. Section 1.1, "Definitions" is amended by deleting the definition of "Redemption Date" and replacing it with the following:

" "**Redemption Date**" means the second last business day of December of each year."

2. Paragraph (a) of Section 9.2, "Redemption of Trust Units" is deleted in its entirety and replaced with the following:

"(a) Subject to the Trust's right to suspend redemptions (as described in Section 9.2(d) below), Trust Units may be surrendered for redemption in December of each year (but must be surrendered at least 20 business days prior to the Redemption Date except as provided herein). The entitlement of a redeeming Unitholder will be determined on the relevant Redemption Date."

3. Paragraph (b) of Section 9.2, "Redemption of Trust Units" is amended by deleting the words "at least five business days prior to the Redemption Date" from the second line, and substituting therefor the words "at least 20 business days prior to the Redemption Date".

4. Paragraph (b) of Section 9.2 is amended by adding, after the words "equal to the Net Asset Value per Trust Unit determined as of the Redemption Date" in the third and fourth lines, the words ", less any costs associated with the redemption, including brokerage costs".

D. *INVESTMENT GUIDELINES AND RESTRICTIONS RELATED MATTERS*

BE IT RESOLVED that:

The Declaration of Trust is hereby amended as follows and the Trustee is hereby authorized to execute and deliver such amendments or amendments and restatements of the Declaration of Trust to give effect to the following:

1. Paragraph (x) of Section 5.3(a), "Investment Restrictions" restricting the Fund's ability to invest in foreign property is deleted in its entirety;

2. The following new paragraph (x) of Section 5.3(a), "Investment Restrictions" shall be added:

"(x) purchase the securities of an issuer if, as a result of such purchase, the Trust would be required to make a take-over bid that is a "formal bid" for the purposes of the *Securities Act* (Ontario) or the equivalent provisions of applicable securities laws of any other jurisdiction."

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APPENDIX "B"

RESOLUTIONS RELATING TO BROMPTON MVP INCOME FUND

A. *THE MERGER*

BE IT RESOLVED that the merger (the "**Merger**") of Brompton VIP Income Trust ("**VIP**") and Brompton MVP Income Fund ("**MVP**") on the effective date, as described in the joint management information circular dated September 27, 2005 (the "**Circular**"), is hereby approved and, without limiting the generality of the foregoing:

1. the Trustee is hereby authorized to amend the Declaration of Trust of MVP to the extent necessary to permit the steps required to be taken to complete the Merger, all as described in the Circular and to execute and deliver such amendments or amendments and restatements of the Declaration of Trust to give effect to the foregoing;

2. the Manager is hereby authorized and directed to execute on behalf of MVP and to deliver and to cause and be delivered, all such documents, agreements, instruments and tax elections and designations and to do or cause to be done all such other acts and things as it shall determine to be necessary or desirable in order to carry out the intent of the foregoing resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document, agreement, instrument or tax election or designation or the doing of any such act or thing;

3. this resolution may be revoked for any reason whatsoever in the sole and absolute discretion of the Manager, without further approval of the unitholders of MVP at any time prior to the completion of the Merger; and

4. all capitalized terms not otherwise defined in this resolution have the meanings ascribed thereto in the Circular.

B. *ADMINISTRATIVE MATTERS*

BE IT RESOLVED that:

The Declaration of Trust is hereby amended as follows and the Trustee is hereby authorized to execute and deliver such amendments or amendments and restatements of the Declaration of Trust to give effect to the following:

1. Paragraph (e) of Section 11.2, "Duties of Manager" is deleted in its entirety and replaced with the following:

   "the preparation of accounting, management and other reports, including such interim and annual reports to Unitholders, financial statements, tax reporting to Unitholders and income tax returns as may be required by applicable law;"

2. Section 14.6, "Annual Financial Statements" is deleted in its entirety and replaced with the following:

   "Section 14.6. Financial Statements

   The Trust shall prepare and file such financial statements and other continuous disclosure documents as are required by applicable law."

   and Section 14.7, "Quarterly Financial Statements" is deleted in its entirety.

3. Section 14.2, "Notice of Meetings and Quorum" is amended by deleting from paragraph (a) the following:

   "Notice of all meetings of Unitholders shall be given by mail to each Unitholder at his address of record, mailed at least 21 days and not more than 50 days before the meeting and shall be published at least 21 days prior to such meeting in a national newspaper. Such notice shall set the time when, and the place where, the meeting is to be held and shall specify, in general terms, the nature of the business to be transacted thereat, together with the text of any Extraordinary Resolution to be approved but it shall not be necessary to specify in the notice the text of any Ordinary Resolution to be approved, confirmed or passed", and substituting therefor the following:

   "Notice of all meetings of Unitholders shall be given in accordance will applicable laws."

4. Section 14.3, "Voting Rights of Unitholders" is amended by deleting paragraph (e) in its entirety and substituting therefor the following:

"(e) The Trustee is entitled to amend the Declaration of Trust without the consent of, or notice to, the Unitholders, to:

(i) remove any conflicts or other inconsistencies which may exist between any terms of the Declaration of Trust and any provisions of any law, regulation or requirements of any governmental authority applicable to or affecting the Trust;

(ii) make any change or correction which is of a typographical nature or is required to cure or correct any ambiguity or defective or inconsistent provision, clerical omission, mistake or manifest error contained therein;

(iii) bring the Declaration of Trust into conformity with applicable laws, rules and policies of Canadian securities regulators or with current practice within the securities or investment fund industries, provided such amendments do not, in the opinion of the Manager, adversely affect the pecuniary value of the interest of the Unitholders or restrict any protection for the Trustee or the Manager or increase their respective responsibilities;

(iv) maintain the status of the Trust as a "mutual fund trust" and a "registered investment" for the purposes of the Income Tax Act or to respond to amendments to such Act or to the interpretation or administration thereof; or

(v) provide added protection or benefit to Unitholders."

5. Section 14.4, "Record Dates" is amended by deleting the phrase "not more than 50 days prior to the date of any meeting of Unitholders or other action".

6. Section 7.4, "Form of Certificates" and Section 7.5, "Content of Certificates" are deleted in their entirety and replaced with the following:

"Section 7.4. Unit Certificates

The Trust Unit Certificate shall be in such form and shall contain such information as is from time to time approved by the Manager, subject to applicable law."

7. Paragraph (a) of Section 9.1, "Repurchase of Trust Units" is deleted in its entirety and replaced with the following:

"Section 9.1. Repurchase of Trust Units

(a) the Trust may, in its sole discretion, from time to time purchase (in the open market or by invitation for tenders) Trust Units for cancellation, subject to applicable law and stock exchange requirements."

8. Section 6.2, "Number of Trust Units" is amended by adding as a last sentence the following:

"Once issued, the number of outstanding Trust Units may be consolidated or subdivided as the Trustee, at the direction of the Manager, shall determine provided that notice of any such consolidation or subdivision is first disseminated to the public by press release."

9. Paragraph (b) of Section 10.1, "Distributions" is hereby deleted in its entirety and replaced with the following:

"(b) With respect to any distribution by the Trust in or in respect of a taxation year, the Trust shall make available to each Unitholder annually on or before March 31 of the following year information necessary to enable such Unitholder to complete an income tax return with respect to amounts paid or payable by the Trust to the Unitholders in the preceding taxation year of the Trust."

10. Paragraph (a) of Section 17.1, "Termination of the Trust" is amended by deleting the last sentence of paragraph (a) and replacing it with the following:

"The Trust shall issue a press release regarding the passing of such Ordinary Resolution and such termination and shall do all such other acts as may be required by applicable law."

11. Section 17.1, "Termination of the Trust" is amended by adding as paragraph (h) the following:

"(h) Notwithstanding Section 17.1(a) or any other provision hereof, the Manager may, in its discretion, terminate the Trust without the approval of Unitholders if, in its opinion, it would be in the best interests of the Unitholders."

C. *REDEMPTION RELATED MATTERS*

BE IT RESOLVED that:

The Declaration of Trust is hereby amended as follows and the Trustee is hereby authorized to execute and deliver such amendments or amendments and restatements of the Declaration of Trust to give effect to the following:

1. Section 1.1, "Definitions" is amended by deleting the definition of "Redemption Date" and replacing it with the following:

" **"Redemption Date"** means the second last business day of December of each year."

2. Paragraph (a) of Section 9.2, "Redemption of Trust Units" is deleted in its entirety and replaced with the following:

"(a) Subject to the Trust's right to suspend redemptions (as described in Section 9.2(d) below), Trust Units may be surrendered for redemption in December of each year (but must be surrendered at least 20 business days prior to the Redemption Date except as provided herein). The entitlement of a redeeming Unitholder will be determined on the relevant Redemption Date."

3. Paragraph (b) of Section 9.2, "Redemption of Trust Units" is amended by deleting the words "at least five business days prior to the Redemption Date" from the second line, and substituting therefor the words "at least 20 business days prior to the Redemption Date".

4. Paragraph (b) of Section 9.2 is amended by adding, after the words "equal to the Net Asset Value per Trust Unit determined as of the Redemption Date" in the third and fourth lines, the words ", less any costs associated with the redemption, including brokerage costs".

D. *INVESTMENT GUIDELINES AND RESTRICTIONS RELATED MATTERS*

BE IT RESOLVED that:

The Declaration of Trust is hereby amended as follows and the Trustee is hereby authorized to execute and deliver such amendments or amendments and restatements of the Declaration of Trust to give effect to the following:

1. Paragraph (xii) of Section 5.3(a), "Investment Restrictions" restricting the Fund's ability to invest in foreign property is deleted in its entirety;

2. The following new paragraph (xii) of Section 5.3(a), "Investment Restrictions" shall be added:

"(x). purchase the securities of an issuer if, as a result of such purchase, the Trust would be required to make a take-over bid that is a "formal bid" for the purposes of the *Securities Act* (Ontario) or the equivalent provisions of applicable securities laws of any other jurisdiction."

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APPENDIX "C"

RESOLUTIONS RELATING TO BROMPTON STABLE INCOME FUND

A. *ADMINISTRATIVE MATTERS*

BE IT RESOLVED that:

The Declaration of Trust is hereby amended as follows and the Trustee is hereby authorized to execute and deliver such amendments or amendments and restatements of the Declaration of Trust to give effect to the following:

1. Paragraph (e) of Section 11.2, "Duties of Manager" is deleted in its entirety and replaced with the following:

   "the preparation of accounting, management and other reports, including such interim and annual reports to Unitholders, financial statements, tax reporting to Unitholders and income tax returns as may be required by applicable law;"

2. Section 14.6, "Annual Financial Statements" is deleted in its entirety and replaced with the following:

   "Section 14.6. Financial Statements

   The Trust shall prepare and file such financial statements and other continuous disclosure documents as are required by applicable law."

   and Section 14.7, "Quarterly Financial Statements" is deleted in its entirety.

3. Section 14.2, "Notice of Meetings and Quorum" is amended by deleting from paragraph (a) the following:

   "Notice of all meetings of Unitholders shall be given by mail to each Unitholder at his address of record, mailed at least 21 days and not more than 50 days before the meeting and shall be published at least 21 days prior to such meeting in a national newspaper. Such notice shall set the time when, and the place where, the meeting is to be held and shall specify, in general terms, the nature of the business to be transacted thereat, together with the text of any Extraordinary Resolution to be approved but it shall not be necessary to specify in the notice the text of any Ordinary Resolution to be approved, confirmed or passed", and substituting therefor the following:

   "Notice of all meetings of Unitholders shall be given in accordance will applicable laws."

4. Section 14.3, "Voting Rights of Unitholders" is amended by deleting paragraph (e) in its entirety and substituting therefor the following:

   "(e) The Trustee is entitled to amend the Declaration of Trust without the consent of, or notice to, the Unitholders, to:

   (i) remove any conflicts or other inconsistencies which may exist between any terms of the Declaration of Trust and any provisions of any law, regulation or requirements of any governmental authority applicable to or affecting the Trust;

   (ii) make any change or correction which is of a typographical nature or is required to cure or correct any ambiguity or defective or inconsistent provision, clerical omission, mistake or manifest error contained therein;

   (iii) bring the Declaration of Trust into conformity with applicable laws, rules and policies of Canadian securities regulators or with current practice within the securities or investment fund industries, provided such amendments do not, in the opinion of the Manager, adversely affect the pecuniary value of the interest of the Unitholders or restrict any protection for the Trustee or the Manager or increase their respective responsibilities;

(iv) maintain the status of the Trust as a "mutual fund trust" and a "registered investment" for the purposes of the Income Tax Act or to respond to amendments to such Act or to the interpretation or administration thereof; or

(v) provide added protection or benefit to Unitholders."

5. Section 14.4, "Record Dates" is amended by deleting the phrase "not more than 50 days prior to the date of any meeting of Unitholders or other action".

6. Section 7.4, "Form of Certificates" and Section 7.5, "Content of Certificates" are deleted in their entirety and replaced with the following:

"Section 7.4. Unit Certificates

The Trust Unit Certificate shall be in such form and shall contain such information as is from time to time approved by the Manager, subject to applicable law."

7. Paragraph (a) of Section 9.1, "Repurchase of Trust Units" is deleted in its entirety and replaced with the following:

"Section 9.1. Repurchase of Trust Units

(a) the Trust may, in its sole discretion, from time to time purchase (in the open market or by invitation for tenders) Trust Units for cancellation, subject to applicable law and stock exchange requirements."

8. Section 6.2, "Number of Trust Units" is amended by adding as a last sentence the following:

"Once issued, the number of outstanding Trust Units may be consolidated or subdivided as the Trustee, at the direction of the Manager, shall determine provided that notice of any such consolidation or subdivision is first disseminated to the public by press release."

9. Paragraph (b) of Section 10.1, "Distributions" is hereby deleted in its entirety and replaced with the following:

"(b) With respect to any distribution by the Trust in or in respect of a taxation year, the Trust shall make available to each Unitholder annually on or before March 31 of the following year information necessary to enable such Unitholder to complete an income tax return with respect to amounts paid or payable by the Trust to the Unitholders in the preceding taxation year of the Trust."

10. Paragraph (a) of Section 17.1, "Termination of the Trust" is amended by deleting the last sentence of paragraph (a) and replacing it with the following:

"The Trust shall issue a press release regarding the passing of such Ordinary Resolution and such termination and shall do all such other acts as may be required by applicable law."

11. Section 17.1, "Termination of the Trust" is amended by adding as paragraph (h) the following:

"(h) Notwithstanding Section 17.1(a) or any other provision hereof, the Manager may, in its discretion, terminate the Trust without the approval of Unitholders if, in its opinion, it would be in the best interests of the Unitholders."

B. *REDEMPTION RELATED MATTERS*

BE IT RESOLVED that:

The Declaration of Trust is hereby amended as follows and the Trustee is hereby authorized to execute and deliver such amendments or amendments and restatements of the Declaration of Trust to give effect to the following:

1. Section 1.1, "Definitions" is amended by deleting the definition of "Redemption Date" and replacing it with the following:

" "**Redemption Date**" means the second last business day of November of each year."

2. Paragraph (a) of Section 9.2, "Redemption of Trust Units" is deleted in its entirety and replaced with the following:

"(a) Subject to the Trust's right to suspend redemptions (as described in Section 9.2(d) below), Trust Units may be surrendered for redemption in November of each year (but must be surrendered at least 20 business days prior to the Redemption Date except as provided herein). The entitlement of a redeeming Unitholder will be determined on the relevant Redemption Date."

3. Paragraph (b) of Section 9.2, "Redemption of Trust Units" is amended by deleting the words "at least five business days prior to the Redemption Date" from the second line, and substituting therefor the words "at least 20 business days prior to the Redemption Date except for the Redemption Date occurring in 2005 in which case Trust Units must be surrendered at least 10 business days prior to the Redemption Date".

4. Paragraph (b) of Section 9.2 is amended by adding, after the words "equal to the Net Asset Value per Trust Unit determined as of the Redemption Date" in the third and fourth lines, the words ", less any costs associated with the redemption, including brokerage costs".

D. INVESTMENT GUIDELINES AND RESTRICTIONS RELATED MATTERS

BE IT RESOLVED that:

The Declaration of Trust is hereby amended as follows and the Trustee is hereby authorized to execute and deliver such amendments or amendments and restatements of the Declaration of Trust to give effect to the following:

1. Paragraph (xii) of Section 5.3(a), "Investment Restrictions" restricting the Fund's ability to invest in foreign property is deleted in its entirety;

2. The following new paragraph (xii) of Section 5.3(a), "Investment Restrictions" shall be added:

"(xii) purchase the securities of an issuer if, as a result of such purchase, the Trust would be required to make a take-over bid that is a "formal bid" for the purposes of the *Securities Act* (Ontario) or the equivalent provisions of applicable securities laws of any other jurisdiction."

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APPENDIX "D"

RESOLUTIONS RELATING TO BROMPTON EQUAL WEIGHT INCOME FUND

A. *ADMINISTRATIVE MATTERS*

BE IT RESOLVED that:

The Declaration of Trust is hereby amended as follows and the Trustee is hereby authorized to execute and deliver such amendments or amendments and restatements of the Declaration of Trust to give effect to the following:

1. Paragraph (e) of Section 11.2, "Duties of Manager" is deleted in its entirety and replaced with the following:

   "the preparation of accounting, management and other reports, including such interim and annual reports to Unitholders, financial statements, tax reporting to Unitholders and income tax returns as may be required by applicable law;"

2. Section 14.6, "Annual Financial Statements" is deleted in its entirety and replaced with the following:

   "Section 14.6. Financial Statements

   The Trust shall prepare and file such financial statements and other continuous disclosure documents as are required by applicable law."

   and Section 14.7, "Quarterly Financial Statements" is deleted in its entirety.

3. Section 14.2, "Notice of Meetings and Quorum" is amended by deleting from paragraph (a) the following:

   "Notice of all meetings of Unitholders shall be given by mail to each Unitholder at his address of record, mailed at least 21 days and not more than 50 days before the meeting and shall be published at least 21 days prior to such meeting in a national newspaper. Such notice shall set the time when, and the place where, the meeting is to be held and shall specify, in general terms, the nature of the business to be transacted thereat, together with the text of any Extraordinary Resolution to be approved but it shall not be necessary to specify in the notice the text of any Ordinary Resolution to be approved, confirmed or passed", and substituting therefor the following:

   "Notice of all meetings of Unitholders shall be given in accordance will applicable laws."

4. Section 14.3, "Voting Rights of Unitholders" is amended by deleting paragraph (e) in its entirety and substituting therefor the following:

   "(e) The Trustee is entitled to amend the Declaration of Trust without the consent of, or notice to, the Unitholders, to:

   (i) remove any conflicts or other inconsistencies which may exist between any terms of the Declaration of Trust and any provisions of any law, regulation or requirements of any governmental authority applicable to or affecting the Trust;

   (ii) make any change or correction which is of a typographical nature or is required to cure or correct any ambiguity or defective or inconsistent provision, clerical omission, mistake or manifest error contained therein;

   (iii) bring the Declaration of Trust into conformity with applicable laws, rules and policies of Canadian securities regulators or with current practice within the securities or investment fund industries, provided such amendments do not, in the opinion of the Manager, adversely affect the pecuniary value of the interest of the Unitholders or restrict any protection for the Trustee or the Manager or increase their respective responsibilities;

(iv) maintain the status of the Trust as a "mutual fund trust" and a "registered investment" for the purposes of the Income Tax Act or to respond to amendments to such Act or to the interpretation or administration thereof; or

(v) provide added protection or benefit to Unitholders."

5. Section 14.4, "Record Dates" is amended by deleting the phrase "not more than 50 days prior to the date of any meeting of Unitholders or other action".

6. Section 7.4, "Form of Certificates" and Section 7.5, "Content of Certificates" are deleted in their entirety and replaced with the following:

"Section 7.4. Unit Certificates

The Trust Unit Certificate shall be in such form and shall contain such information as is from time to time approved by the Manager, subject to applicable law."

7. Paragraph (a) of Section 9.1, "Repurchase of Trust Units" is deleted in its entirety and replaced with the following:

"Section 9.1. Repurchase of Trust Units

(a) the Trust may, in its sole discretion, from time to time purchase (in the open market or by invitation for tenders) Trust Units for cancellation, subject to applicable law and stock exchange requirements."

8. Section 6.2, "Number of Trust Units" is amended by adding as a last sentence the following:

"Once issued, the number of outstanding Trust Units may be consolidated or subdivided as the Trustee, at the direction of the Manager, shall determine provided that notice of any such consolidation or subdivision is first disseminated to the public by press release."

9. Paragraph (b) of Section 10.1, "Distributions" is hereby deleted in its entirety and replaced with the following:

"(b) With respect to any distribution by the Trust in or in respect of a taxation year, the Trust shall make available to each Unitholder annually on or before March 31 of the following year information necessary to enable such Unitholder to complete an income tax return with respect to amounts paid or payable by the Trust to the Unitholders in the preceding taxation year of the Trust."

10. Paragraph (a) of Section 17.1, "Termination of the Trust" is amended by deleting the last sentence of paragraph (a) and replacing it with the following:

"The Trust shall issue a press release regarding the passing of such Ordinary Resolution and such termination and shall do all such other acts as may be required by applicable law."

11. Section 17.1, "Termination of the Trust" is amended by adding as paragraph (h) the following:

"(h) Notwithstanding Section 17.1(a) or any other provision hereof, the Manager may, in its discretion, terminate the Trust without the approval of Unitholders if, in its opinion, it would be in the best interests of the Unitholders."

B. *REDEMPTION RELATED MATTERS*

BE IT RESOLVED that:

The Declaration of Trust is hereby amended as follows and the Trustee is hereby authorized to execute and deliver such amendments or amendments and restatements of the Declaration of Trust to give effect to the following:

1. Section 1.1, "Definitions" is amended by deleting the definition of "Redemption Date" and replacing it with the following:

" "**Redemption Date**" means the second last Business Day of December of each year."

2. Paragraph (a) of Section 9.2, "Redemption of Trust Units" is deleted in its entirety and replaced with the following:

"(a) Subject to the Trust's right to suspend redemptions (as described in Section 9.2(d) below), Trust Units may be surrendered for redemption in December of each year (but must be surrendered at least 20 Business Days prior to the Redemption Date). The entitlement of a redeeming Unitholder will be determined on the relevant Redemption Date."

3. Paragraph (b) of Section 9.2, "Redemption of Trust Units" is amended by deleting the words "at least seven Business Days prior to the Redemption Date" from the second line, and substituting therefor the words "at least 20 Business Days prior to the Redemption Date".

4. Paragraph (b) of Section 9.2 is amended by adding, after the words "equal to the Net Asset Value per Trust Unit determined as of the Redemption Date" in the third and fourth lines, the words ", less any costs associated with the redemption, including brokerage costs".

C. *INVESTMENT GUIDELINES AND RESTRICTIONS RELATED MATTERS*

BE IT RESOLVED that:

The Declaration of Trust is hereby amended as follows and the Trustee is hereby authorized to execute and deliver such amendments or amendments and restatements of the Declaration of Trust to give effect to the following:

1. Section 5.2, "Investment Guidelines" is hereby amended by adding after paragraph (b) the following:

"(c) In exceptional circumstances, the Manager may exercise its discretion to exclude or remove from the Portfolio any Income Fund where the Manager considers that facts unrelated to the business of such Fund may have a material adverse effect on the market price or value of such Income Fund's securities."

2. Paragraph (a) of Section 5.3, "Rebalancing Criteria" is hereby amended by deleting the word "August" and substituting therefor the word "January", by deleting the phrase "July 31" and substituting therefor the phrase "December 31" and by deleting at the end of paragraph (a) the words ", but in any event not later than August 15th of each year".

3. Section 5.2, "Investment Guidelines" is hereby amended by deleting paragraph (a) and substituting therefor the following:

"(a) The Trust Property will be invested in all Income Funds which:

(i) have a minimum Market Capitalization of at least $200 million at the time of investment;

(ii) currently pay a regular distribution;

(iii) have underlying operations supporting its cash flows (funds of Income Funds are not eligible for investment); and

(iv) are listed for trading on the TSX,

to a maximum of 100 Income Funds, provided that the 100 Income Funds with the largest Market Capitalization are included in the Trust Property."

4. Paragraph (vi) of Section 5.4(a), "Investment Restrictions" restricting the Fund's ability to invest in foreign property is deleted in its entirety.

5. The following new paragraph (vi) of Section 5.4(a), "Investment Restrictions" shall be added:

"(vi) purchase the securities of an issuer if, as a result of such purchase, the Trust would be required to make a take-over bid that is a "formal bid" for the purposes of the *Securities Act* (Ontario) or the equivalent provisions of applicable securities laws of any other jurisdiction."

APPENDIX "E"

RESOLUTIONS RELATING TO BUSINESS TRUST EQUAL WEIGHT INCOME FUND

A. *ADMINISTRATIVE MATTERS*

BE IT RESOLVED that:

The Declaration of Trust is hereby amended as follows and the Trustee is hereby authorized to execute and deliver such amendments or amendments and restatements of the Declaration of Trust to give effect to the following:

1. Paragraph (e) of Section 11.2, "Duties of Manager" is deleted in its entirety and replaced with the following:

   "the preparation of accounting, management and other reports, including such interim and annual reports to Unitholders, financial statements, tax reporting to Unitholders and income tax returns as may be required by applicable law;"

2. Section 14.6, "Annual Financial Statements" is deleted in its entirety and replaced with the following:

   "Section 14.6. Financial Statements

   The Trust shall prepare and file such financial statements and other continuous disclosure documents as are required by applicable law."

   and Section 14.7, "Quarterly Financial Statements" is deleted in its entirety.

3. Section 14.2, "Notice of Meetings and Quorum" is amended by deleting from paragraph (a) the following:

   "Notice of all meetings of Unitholders shall be given by mail to each Unitholder at his address of record, mailed at least 21 days and not more than 50 days before the meeting and shall be published at least 21 days prior to such meeting in a national newspaper. Such notice shall set the time when, and the place where, the meeting is to be held and shall specify, in general terms, the nature of the business to be transacted thereat, together with the text of any Extraordinary Resolution to be approved but it shall not be necessary to specify in the notice the text of any Ordinary Resolution to be approved, confirmed or passed", and substituting therefor the following:

   "Notice of all meetings of Unitholders shall be given in accordance will applicable laws."

4. Section 14.3, "Voting Rights of Unitholders" is amended by deleting paragraph (e) in its entirety and substituting therefor the following:

   "(e) The Trustee is entitled to amend the Declaration of Trust without the consent of, or notice to, the Unitholders, to:

   (i) remove any conflicts or other inconsistencies which may exist between any terms of the Declaration of Trust and any provisions of any law, regulation or requirements of any governmental authority applicable to or affecting the Trust;

   (ii) make any change or correction which is of a typographical nature or is required to cure or correct any ambiguity or defective or inconsistent provision, clerical omission, mistake or manifest error contained therein;

   (iii) bring the Declaration of Trust into conformity with applicable laws, rules and policies of Canadian securities regulators or with current practice within the securities or investment fund industries, provided such amendments do not, in the opinion of the Manager, adversely affect the pecuniary value of the interest of the Unitholders or restrict any protection for the Trustee or the Manager or increase their respective responsibilities;

(iv) maintain the status of the Trust as a "mutual fund trust" and a "registered investment" for the purposes of the Income Tax Act or to respond to amendments to such Act or to the interpretation or administration thereof; or

(v) provide added protection or benefit to Unitholders."

5. Section 14.4, "Record Dates" is amended by deleting the phrase "not more than 50 days prior to the date of any meeting of Unitholders or other action".

6. Section 7.4, "Form of Certificates" and Section 7.5, "Content of Certificates" are deleted in their entirety and replaced with the following:

"Section 7.4. Unit Certificates

The Unit Certificate shall be in such form and shall contain such information as is from time to time approved by the Manager, subject to applicable law."

7. Paragraph (a) of Section 9.1, "Repurchase of Units" is deleted in its entirety and replaced with the following:

"Section 9.1. Repurchase of Units

(a) the Trust may, in its sole discretion, from time to time purchase (in the open market or by invitation for tenders) Units for cancellation, subject to applicable law and stock exchange requirements."

8. Section 6.2, "Number of Units" is amended by adding as a last sentence the following:

"Once issued, the number of outstanding Units may be consolidated or subdivided as the Trustee, at the direction of the Manager, shall determine provided that notice of any such consolidation or subdivision is first disseminated to the public by press release."

9. Paragraph (b) of Section 10.1, "Distributions" is hereby deleted in its entirety and replaced with the following:

"(b) With respect to any distribution by the Trust in or in respect of a taxation year, the Trust shall make available to each Unitholder annually on or before March 31 of the following year information necessary to enable such Unitholder to complete an income tax return with respect to amounts paid or payable by the Trust to the Unitholders in the preceding taxation year of the Trust."

10. Paragraph (a) of Section 17.1, "Termination of the Trust" is amended by deleting the last sentence of paragraph (a) and replacing it with the following:

"The Trust shall issue a press release regarding the passing of such Ordinary Resolution and such termination and shall do all such other acts as may be required by applicable law."

11. Section 17.1, "Termination of the Trust" is amended by adding as paragraph (h) the following:

"(h) Notwithstanding Section 17.1(a) or any other provision hereof, the Manager may, in its discretion, terminate the Trust without the approval of Unitholders if, in its opinion, it would be in the best interests of the Unitholders."

B. *REDEMPTION RELATED MATTERS*

BE IT RESOLVED that:

The Declaration of Trust is hereby amended as follows and the Trustee is hereby authorized to execute and deliver such amendments or amendments and restatements of the Declaration of Trust to give effect to the following:

1. Section 1.1, "Definitions" is amended by deleting the definition of "Redemption Date" and replacing it with the following:

" "**Redemption Date**" means the second last Business Day of November of each year."

2. Paragraph (a) of Section 9.2, "Redemption of Units" is deleted in its entirety and replaced with the following:

"(a) Subject to the Trust's right to suspend redemptions (as described in Section 9.2(d) below), Units may be surrendered for redemption in November of each year (but must be surrendered at least 20 Business Days prior to the Redemption Date). The entitlement of a redeeming Unitholder will be determined on the relevant Redemption Date."

3. Paragraph (b) of Section 9.2, "Redemption of Units" is amended by deleting the words "at least 15 Business Days prior to the Redemption Date" from the second line, and substituting therefor the words "at least 20 Business Days prior to the Redemption Date except for the Redemption Date occurring in 2005 in which case Units must be surrendered at least 10 Business Days prior to the Redemption Date".

4. Paragraph (b) of Section 9.2 is amended by adding, after the words "equal to the Net Asset Value per Unit determined as of the Redemption Date" in the third and fourth lines, the words ", less any costs associated with the redemption, including brokerage costs".

C. INVESTMENT GUIDELINES AND RESTRICTIONS RELATED MATTERS

BE IT RESOLVED that:

The Declaration of Trust is hereby amended as follows and the Trustee is hereby authorized to execute and deliver such amendments or amendments and restatements of the Declaration of Trust to give effect to the following:

1. Section 5.2, "Investment Guidelines" is hereby amended by deleting paragraph (a) and substituting therefor the following:

"(a) The Trust Property will be invested in each Business Income Fund which will:

(i) have a minimum Market Capitalization of at least $150 million at the time of investment;

(ii) currently pay a regular distribution;

(iii) have underlying operations supporting its cash flows (funds of Income Funds are not eligible for investment); and

(iv) are listed for trading on the TSX,

to a maximum of 75 Business Income Funds, provided that the 75 Business Income Funds with the largest Market Capitalization are included in the Trust Property ."

2. Paragraph (vi) of Section 5.4(a), "Investment Restrictions" restricting the Fund's ability to invest in foreign property is deleted in its entirety.

3. The following new paragraph (vi) of Section 5.4(a), "Investment Restrictions" shall be added:

"(vi) purchase the securities of an issuer if, as a result of such purchase, the Trust would be required to make a take-over bid that is a "formal bid" for the purposes of the *Securities Act* (Ontario) or the equivalent provisions of applicable securities laws of any other jurisdiction."

(This page has been left blank intentionally.)

APPENDIX "F"

RESOLUTIONS RELATING TO BROMPTON EQUAL WEIGHT OIL & GAS INCOME FUND

A. *ADMINISTRATIVE MATTERS*

BE IT RESOLVED that:

The Declaration of Trust is hereby amended as follows and the Trustee is hereby authorized to execute and deliver such amendments or amendments and restatements of the Declaration of Trust to give effect to the following:

1. Paragraph (e) of Section 11.2, "Duties of Manager" is deleted in its entirety and replaced with the following:

   "the preparation of accounting, management and other reports, including such interim and annual reports to Unitholders, financial statements, tax reporting to Unitholders and income tax returns as may be required by applicable law;"

2. Section 14.6, "Annual Financial Statements" is deleted in its entirety and replaced with the following:

   "Section 14.6. Financial Statements

   The Trust shall prepare and file such financial statements and other continuous disclosure documents as are required by applicable law."

   and Section 14.7, "Quarterly Financial Statements" is deleted in its entirety.

3. Section 14.2, "Notice of Meetings and Quorum" is amended by deleting from paragraph (a) the following:

   "Notice of all meetings of Unitholders shall be given by mail to each Unitholder at his address of record, mailed at least 21 days and not more than 50 days before the meeting and shall be published at least 21 days prior to such meeting in a national newspaper. Such notice shall set the time when, and the place where, the meeting is to be held and shall specify, in general terms, the nature of the business to be transacted thereat, together with the text of any Extraordinary Resolution to be approved but it shall not be necessary to specify in the notice the text of any Ordinary Resolution to be approved, confirmed or passed", and substituting therefor the following:

   "Notice of all meetings of Unitholders shall be given in accordance will applicable laws."

4. Section 14.3, "Voting Rights of Unitholders" is amended by deleting paragraph (e) in its entirety and substituting therefor the following:

   "(e) The Trustee is entitled to amend the Declaration of Trust without the consent of, or notice to, the Unitholders, to:

   (i) remove any conflicts or other inconsistencies which may exist between any terms of the Declaration of Trust and any provisions of any law, regulation or requirements of any governmental authority applicable to or affecting the Trust;

   (ii) make any change or correction which is of a typographical nature or is required to cure or correct any ambiguity or defective or inconsistent provision, clerical omission, mistake or manifest error contained therein;

   (iii) bring the Declaration of Trust into conformity with applicable laws, rules and policies of Canadian securities regulators or with current practice within the securities or investment fund industries, provided such amendments do not, in the opinion of the Manager, adversely affect the pecuniary value of the interest of the Unitholders or restrict any protection for the Trustee or the Manager or increase their respective responsibilities;

(iv) maintain the status of the Trust as a "mutual fund trust" and a "registered investment" for the purposes of the Income Tax Act or to respond to amendments to such Act or to the interpretation or administration thereof; or

(v) provide added protection or benefit to Unitholders."

5. Section 14.4, "Record Dates" is amended by deleting the phrase "not more than 50 days prior to the date of any meeting of Unitholders or other action".

6. Section 7.4, "Form of Certificates" and Section 7.5, "Content of Certificates" are deleted in their entirety and replaced with the following:

"Section 7.4. Unit Certificates

The Unit Certificate shall be in such form and shall contain such information as is from time to time approved by the Manager, subject to applicable law."

7. Paragraph (a) of Section 9.1, "Repurchase of Units" is deleted in its entirety and replaced with the following:

"Section 9.1. Repurchase of Units

(a) the Trust may, in its sole discretion, from time to time purchase (in the open market or by invitation for tenders) Units for cancellation, subject to applicable law and stock exchange requirements."

8. Section 6.2, "Number of Units" is amended by adding as a last sentence the following:

"Once issued, the number of outstanding Units may be consolidated or subdivided as the Trustee, at the direction of the Manager, shall determine provided that notice of any such consolidation or subdivision is first disseminated to the public by press release."

9. Paragraph (a) of Section 17.1, "Termination of the Trust" is amended by deleting the last sentence of paragraph (a) and replacing it with the following:

"The Trust shall issue a press release regarding the passing of such Ordinary Resolution and such termination and shall do all such other acts as may be required by applicable law."

10. Section 17.1, "Termination of the Trust" is amended by adding as paragraph (h) the following:

"(h) Notwithstanding Section 17.1(a) or any other provision hereof, the Manager may, in its discretion, terminate the Trust without the approval of Unitholders if, in its opinion, it would be in the best interests of the Unitholders."

B. *INVESTMENT GUIDELINES AND RESTRICTION RELATED MATTERS*

1. Paragraph (ii) of Section 5.2(a), "Investment Guidelines" is hereby amended by deleting the words "Float Capitalization" and substituting therefor the words "Market Capitalization".

2. Paragraph (vi) of Section 5.4(a), "Investment Restrictions" restricting the Fund's ability to invest in foreign property is deleted in its entirety.

3. The following new paragraph (vi) of Section 5.4(a), "Investment Restrictions" shall be added:

"(vi) purchase the securities of an issuer if, as a result of such purchase, the Trust would be required to make a take-over bid that is a "formal bid" for the purposes of the *Securities Act* (Ontario) or the equivalent provisions of applicable securities laws of any other jurisdiction."

APPENDIX "G"

RESOLUTIONS RELATING TO FLAHERTY & CRUMRINE INVESTMENT GRADE PREFERRED FUND

A. *ADMINISTRATIVE MATTERS*

BE IT RESOLVED that:

The Declaration of Trust is hereby amended as follows and the Trustee is hereby authorized to execute and deliver such amendments or amendments and restatements of the Declaration of Trust to give effect to the following:

1. Paragraph (e) of Section 11.2, "Duties of Manager" is deleted in its entirety and replaced with the following:

   "the preparation of accounting, management and other reports, including such interim and annual reports to Unitholders, financial statements, tax reporting to Unitholders and income tax returns as may be required by applicable law;"

2. Section 14.6, "Annual Financial Statements" is deleted in its entirety and replaced with the following:

   "Section 14.6. Financial Statements

   The Trust shall prepare and file such financial statements and other continuous disclosure documents as are required by applicable law."

   and Section 14.7, "Periodic Financial Statements" is deleted in its entirety.

3. Section 14.2, "Notice of Meetings and Quorum" is amended by deleting from paragraph (a) the following:

   "Notice of all meetings of Unitholders shall be given by mail to each Unitholder at his address of record, mailed at least 21 days and not more than 50 days before the meeting and shall be published at least 21 days prior to such meeting in a national newspaper. Such notice shall set the time when, and the place where, the meeting is to be held and shall specify, in general terms, the nature of the business to be transacted thereat, together with the text of any Extraordinary Resolution to be approved (except for notices published in a national newspaper) but it shall not be necessary to specify in the notice the text of any Ordinary Resolution to be approved, confirmed or passed", and substituting therefor the following:

   "Notice of all meetings of Unitholders shall be given in accordance will applicable laws."

4. Section 14.3, "Voting Rights of Unitholders" is amended by deleting paragraph (e) in its entirety and substituting therefor the following:

   "(e) The Trustee is entitled to amend the Declaration of Trust without the consent of, or notice to, the Unitholders, to:

   (i) remove any conflicts or other inconsistencies which may exist between any terms of the Declaration of Trust and any provisions of any law, regulation or requirements of any governmental authority applicable to or affecting the Trust;

   (ii) make any change or correction which is of a typographical nature or is required to cure or correct any ambiguity or defective or inconsistent provision, clerical omission, mistake or manifest error contained therein;

   (iii) bring the Declaration of Trust into conformity with applicable laws, rules and policies of Canadian securities regulators or with current practice within the securities or investment fund industries, provided such amendments do not, in the opinion of the Manager, adversely affect the pecuniary value of the interest of the Unitholders or restrict any protection for the Trustee or the Manager or increase their respective responsibilities;

(iv) maintain the status of the Trust as a "mutual fund trust" for the purposes of the Income Tax Act or to respond to amendments to such Act or to the interpretation or administration thereof; or

(v) provide added protection or benefit to Unitholders."

5. Section 14.4, "Record Dates" is amended by deleting the phrase "not more than 50 days prior to the date of any meeting of Unitholders or other action".

6. Section 7.4, "Form of Certificates" and Section 7.5, "Content of Certificates" are deleted in their entirety and replaced with the following:

"Section 7.4. Unit Certificates

The Unit Certificate shall be in such form and shall contain such information as is from time to time approved by the Manager, subject to applicable law."

7. Paragraph (a) of Section 9.1, "Repurchase of Units" is deleted in its entirety and replaced with the following:

"Section 9.1. Repurchase of Units

(a) the Trust may, in its sole discretion, from time to time purchase (in the open market or by invitation for tenders) Units for cancellation, subject to applicable law and stock exchange requirements."

8. Section 6.2, "Number of Units" is amended by adding as a last sentence the following:

"Once issued, the number of outstanding Trust Units may be consolidated or subdivided as the Trustee, at the direction of the Manager, shall determine provided that notice of any such consolidation or subdivision is first disseminated to the public by press release."

9. Paragraph (d) of Section 10.1, "Distributions" is hereby deleted in its entirety and replaced with the following:

"(d) With respect to any distribution by the Trust in or in respect of a taxation year, the Trust shall make available to each Unitholder annually on or before March 31 of the following year information necessary to enable such Unitholder to complete an income tax return with respect to amounts paid or payable by the Trust to the Unitholders in the preceding taxation year of the Trust."

10. Paragraph (a) of Section 17.1, "Termination of the Trust" is amended by deleting the last sentence of paragraph (a) and replacing it with the following:

"The Trust shall issue a press release regarding the passing of such Extraordinary Resolution and such termination and shall do all such other acts as may be required by applicable law."

11. Section 6.4, "Allotment and Issue", is hereby amended by adding to the first sentence, after the words "or payment of the Management Fee in Units pursuant to the Management Agreement" the following: "or payment of the fee to the Portfolio Manager pursuant to the Portfolio Management Agreement".

B. *REDEMPTION RELATED MATTERS*

BE IT RESOLVED that:

The Declaration of Trust is hereby amended as follows and the Trustee is hereby authorized to execute and deliver such amendments or amendments and restatements of the Declaration of Trust to give effect to the following:

1. Paragraph (a) of Section 9.2 is amended by deleting the word "May" and substituting therefor the word "November" in the definition of Annual Redemption Date, by deleting the word "May" and substituting therefor the word "November" in the definition of Monthly Redemption Date and by deleting the word "June" and substituting therefor the word "December" in the definition of Annual Redemption Payment Date.

2. Paragraph (a)(ii) of Section 9.2, "Redemption of Units" is amended by deleting the words "at least 15 Business Days and not more than 45 days prior to the Annual Redemption Date" from the second line, and substituting therefor the words "at least 20 Business Days prior to the Annual Redemption Date except for the Annual Redemption Date occurring in 2005 in which case Units must be surrendered at least 10 Business Days prior to the Annual Redemption Date".

C. *INVESTMENT GUIDELINES AND RESTRICTIONS RELATED MATTERS*

BE IT RESOLVED that:

The Declaration of Trust is hereby amended as follows and the Trustee is hereby authorized to execute and deliver such amendments or amendments and restatements of the Declaration of Trust to give effect to the following:

1. Paragraph (v) of Section 5.3 (b), "Investment Restrictions" is hereby deleted and the following substituted therefor:

   "(v) borrow or employ other forms of leverage for investment purposes in an aggregate amount that would exceed 35% of the Total Assets of the Trust at the time of borrowing or other transaction is entered into;"

2. The following paragraph (xiii) of Section 5.3(b), "Investment Restrictions" shall be added:

   "(xiii) purchase the securities of an issuer for the purpose of exercising control over management of that issuer or if, as a result of such purchase, the Trust would be required to make a take-over bid that is a "formal bid" for the purposes of the *Securities Act* (Ontario) or the equivalent provisions of applicable securities laws of any other jurisdiction."

BROMPTON EQUAL WEIGHT OIL & GAS INCOME FUND

FORM OF PROXY

THIS FORM OF PROXY IS SOLICITED BY THE MANAGER OF BROMPTON EQUAL WEIGHT OIL & GAS INCOME FUND AND WILL BE USED AT THE SPECIAL MEETING OF THE UNITHOLDERS TO BE HELD ON OCTOBER 26, 2005

The undersigned holder of Units of Brompton Equal Weight Oil & Gas Income Fund (the "**Fund**") hereby appoints Raymond R. Pether of Brompton Energy Trust Management Limited, the Manager of the Fund, or failing him, Moyra E. MacKay of Brompton Energy Trust Management Limited, the Manager of the Fund, or instead of either of them, ____________________ as proxyholder, to attend and vote for and act on behalf of the undersigned at the Special Meeting (the "**Meeting**") of the Fund to be held on Wednesday, October 26th, 2005 at 9:00 a.m. (Toronto time) at the offices of Stikeman, Elliott LLP, 199 Bay Street, 51st Floor, Toronto Ontario, M5L 1B9 and at any adjournment(s) thereof, and at any poll(s) which may take place in consequence thereof, with the same powers that the undersigned would have if the undersigned were present at the Meeting or any adjournment(s) thereof, and without limiting the foregoing, the said proxyholder is hereby instructed to vote at the said Meeting as follows:

1.	On a resolution, the full text of which is set forth in Appendix "F" - Section A to the Joint Management Information Circular of the Fund dated September 27, 2005 (the "**Circular**"), approving certain amendments to the Declaration of Trust of the Fund to effect certain administrative changes, all as more particularly set out in the Circular;	☐ ☐	FOR AGAINST
2.	On an extraordinary resolution, the full text of which is set forth in Appendix "F" - Section B to the Circular, approving certain amendments to the investment guideline and restriction provisions of the Declaration of Trust of the Fund, all as more particularly set out in the Circular; and	☐ ☐	FOR AGAINST
3.	On any other business which may properly come before the Meeting, or any adjournment(s) thereof, the proxy is authorized to act or vote as he or she in his or her discretion may determine.	☐ ☐	FOR AGAINST

Unless otherwise indicated, the persons named above, if appointed as proxyholder, will vote "FOR" each of the above matters. If any amendments or variations to matters identified in the Notice of Meeting are proposed at the Meeting, or if any other business properly comes before the Meeting, discretionary authority is hereby conferred with respect thereto.

The undersigned hereby revokes any proxy previously given for the Meeting referred to herein.

DATED this ______ day of ________________, 2005

______________________________	______________________________
Name of Unitholder: (Please Print)	Signature of Unitholder

Notes:

1. Raymond R. Pether is President and Chief Executive Officer of the Manager and Moyra E. MacKay is Vice President and Corporate Secretary of the Manager. **A Unitholder has the right to appoint a person, who need not be a Unitholder, other than those named above to represent him or her at the Meeting.** A Unitholder may exercise this right by inserting the name of such other person in the blank space provided and striking out the other names, or may complete another appropriate proxy and, in either case, should deliver the completed proxy as set forth below.

2. This proxy will not be valid unless it is signed by the Unitholder, the intermediary acting on behalf of the Unitholder, or by his or her attorney authorized in writing.

3. This proxy must be dated in the above space. If this proxy is not dated in the above space, it is deemed to bear the date on which it is mailed.

4. If you are unable to be personally present at the Meeting, kindly fill in, sign and return this proxy to the registrar and transfer agent of the Fund, Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1 not less than 24 hours before the time for the holding of the Meeting (ie. not later than 9:00 a.m. (Toronto time) on Tuesday, October 25th, 2005).

Computershare

RECEIVED

2005 SEP 12 A 9:-2

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Computershare Trust Company of Canada
530 - 8th Ave SW, Suite 600
Calgary, Alberta
T2P 3S8
Telephone: (403) 267-6800
Facsimile: (403) 267-6529
www.computershare.com

Canada
Australia
Channel Islands
Hong Kong
Germany
Ireland
New Zealand
Phillippines
South Africa
United Kingdom
USA

LETTER OF CONFIRMATION

September 29, 2005

To: Alberta Securities Commission
British Columbia Securities Commission
Manitoba Securities Commission
Office of the Administrator, New Brunswick
Securities Commission of Newfoundland and Labrador
Nova Scotia Securities Commission
Ontario Securities Commission
Registrar of Securities, Prince Edward Island
L'Autorite des marches financiers
Securities Division, Saskatchewan Financial Services Commission
Securities Registry, Government of the Northwest Territories
Registrar of Securities, Government of the Yukon Territory
The Toronto Stock Exchange

Dear Sirs:

Subject: Brompton Equal Weight Oil & Gas Income Fund (the "Corporation")

We confirm that the following materials were sent by pre-paid mail on September 29, 2005, to the registered holders of Trust Units of the Corporation:

1. Notice of Special Meetings and Information Circular
2. Proxy
3. Return Envelope

We further confirm that copies of the above-mentioned materials were sent by courier on September 29, 2005 to those intermediaries holding Trust Units of the Corporation who responded directly to Computershare with respect to the search procedures in compliance with current securities legislation requirements for delivery to beneficial owners.

We are providing this confirmation to you in our capacity as agent for the Corporation.

Yours truly,

COMPUTERSHARE TRUST COMPANY OF CANADA

(Signed)

Jodie Hansen
Assistant Trust Officer
Corporate Trust Department

Form 51-102F3
Material Change Report

Item 1 Name and Address of Company

Brompton VIP Income Trust
Brompton MVP Income Fund
Brompton Stable Income Fund
Brompton Equal Weight Income Fund
Business Trust Equal Weight Income Fund
Brompton Equal Weight Oil & Gas Income Fund
Flaherty & Crumrine Investment Grade Preferred Fund
(collectively, the "**Funds**")

Suite 2930, P.O. Box 793, Bay Wellington Tower
BCE Place, 181 Bay Street
Toronto, Ontario
M5J 2T3

Item 2 Date of Material Change

September 29th, 2005.

Item 3 News Release

A joint press release disclosing the nature and substance of the material change was issued by the Funds on September 29th, 2005.

Item 4 Summary of Material Change

On September 29th, 2005, the Funds announced the proposed merger of Brompton VIP Income Trust ("**VIP**") and Brompton MVP Income Fund ("**MVP**") into a single trust (the "**Continuing Trust**") which, if approved, is expected to occur on or about January 1st, 2006. In addition, the Funds announced that special meetings of the unitholders of each of the Funds will be held on October 26th, 2005 to consider certain proposed amendments to the declaration of trust of each of the Funds.

Item 5 Full Description of Material Change

The Funds announced on September 29th, 2005 the proposed merger (the "**Merger**") of VIP and MVP into a single Continuing Trust, which, if approved, is expected to occur on or about January 1, 2006. The Merger is being proposed to provide unitholders of these Funds with the opportunity to hold an investment in an entity that has a larger market capitalization, potential increased liquidity and a lower management expense ratio. The Merger will be effected by a tax-deferred "rollover" using an exchange ratio based on the relative net asset values of VIP and MVP on December 31, 2005. By way of example, if the exchange were based on the September 15, 2005 net asset value for each fund, each VIP unitholder would have one unit of the Continuing Trust for each unit held and each MVP unitholder would receive 1.0676 units of the Continuing Trust for each unit held.

The Continuing Trust will adopt the investment strategy of MVP, which utilizes an active asset and sector allocation strategy to invest in a diversified portfolio of income trusts and

high-yield debt across a broad range of industries and geographic areas. VIP and MVP currently pay out distributions at the same annualized rate of $1.00 per unit. The Continuing Trust anticipates that it will continue to pay distributions at this rate.

Unitholders will also be asked to consider certain amendments to the declaration of trust of each of the Funds at the meetings. Based on a review of recent changes to the regulations applying to closed-end investment funds and after assessing the experience to date in administering the Funds and changes in industry practices, certain amendments are being proposed to conform to current regulatory requirements and industry practices, to provide greater flexibility and certainty in the administration of the Funds and to reduce administrative costs. Among the amendments proposed is a change in the annual redemption date for each Fund to November or December of each year and a change to the notice provision for the Funds to 20 business days prior to the redemption date.

The Merger and trust amendments are subject to unitholder approval and, in the case of the Merger, regulatory approvals. The meetings of unitholders will be held on October 26, 2005 at Stikeman Elliott LLP, 199 Bay Street, 51st Floor, Toronto Ontario, M5L 1B9 and details regarding the proposed Merger and the trust amendments will be contained in a joint management information circular which will be mailed to unitholders in early October. The circular will also be posted on SEDAR at www.sedar.com and on Brompton's website, www.bromptongroup.com. The record date for the special meetings is September 26, 2005.

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7 Omitted Information

No information has been omitted from this report.

Item 8 Executive Officer

The name of the executive officer who is knowledgeable about this material change and this report is: David E. Roode, Senior Vice-President, phone: (416) 642-6008, fax: (416) 642-6001.

Item 9 Date of Report

October 4th, 2005.

BROMPTON
EQUAL WEIGHT OIL & GAS
INCOME FUND

BROMPTON EQUAL WEIGHT OIL & GAS INCOME FUND INCREASES DISTRIBUTION

Toronto, October 20, 2005 (TSX: OGF.UN) – Brompton Equal Weight Oil & Gas Income Fund is pleased to announce that it is increasing its monthly distribution by 4.8% to $0.11 per unit. The increase is due to growth in distribution levels by numerous trusts in its investment portfolio.

The distribution in the amount of $0.11 per unit will be paid on November 14, 2005 to unitholders of record at the close of business on October 31, 2005.

The Fund's Distribution Reinvestment Plan allows unitholders to automatically reinvest monthly distributions in additional units of the Fund. This feature provides unitholders with an excellent opportunity to benefit from reinvesting distributions in additional units. Please contact your investment advisor to enroll in the Plan.

For additional information, including the Fund's portfolio, please visit our website at www.bromptongroup.com.

David E. Roode
Senior Vice President
Brompton Energy Trust Management Limited
(416) 642-6008

BROMPTON EQUAL WEIGHT OIL & GAS INCOME FUND

AMENDMENT TO THE DECLARATION OF TRUST
October 24, 2005

BROMPTON EQUAL WEIGHT OIL & GAS INCOME FUND

AMENDMENT OF DECLARATION OF TRUST

THIS AMENDMENT OF DECLARATION OF TRUST is made as of the 24th day of October, 2005 by Computershare Trust Company of Canada (the "**Trustee**") at its principal office in Toronto, Ontario.

WHEREAS the Trustee made a declaration of Trust (the "**Declaration of Trust**") dated September 28, 2004 pursuant to which the Trust known as "Brompton Equal Weight Oil and Gas Income Fund" was created;

AND WHEREAS the Trustee has been advised by counsel to the Trust that the amendment set forth below (the "**Amendment**") is desirable for the purpose of curing inconsistent provisions in the Declaration of Trust and has been advised by the Manager that the Amendment will not adversely affect the pecuniary value of the interest of the Unitholders or restrict any protection for the Trustee or the Manager or increase their respective responsibilities;

AND WHEREAS based on the foregoing, the Trustee proposes to amend the Declaration of Trust in accordance with the authority given to the Trustee under Section 14.3(e)(iii) of the Declaration of Trust;

NOW THEREFORE THIS AMENDMENT OF DECLARATION OF TRUST WITNESSETH THAT the Trustee declares and agrees as follows:

1. The Declaration of Trust is amended:

   (a) by deleting Subsection 14.3(c)(iii) of the Declaration of Trust in its entirety; and

   (b) by re-numbering Subsections 14.3(c)(iv) and 14.3(c)(v) sequentially as Subsections 14.3(c)(iii) and 14.3(c)(iv), respectively.

2. In all other respects, the Declaration of Trust remains unamended and in full force and affect.

3. Terms used without definition in this amendment of declaration of trust have the meanings ascribed to them in the Declaration of Trust.

4. This amendment of declaration of trust is executed by the Trustee and delivered in the Province of Ontario and with reference to the laws thereof and the rights of

all parties and the validity, construction and effect of every provision hereof shall be subject to and construed according to the laws of the said Province.

IN WITNESS WHEREOF the undersigned has executed these presents as of the day and year first above written.

COMPUTERSHARE TRUST COMPANY OF CANADA, as Trustee

By: ______________________
Name: DAN SANDER
Title: PROFESSIONAL, CORPORATE TRUST

By: ______________________
Name: LAURA LEONG
Title: PROFESSIONAL, CORPORATE TRUST

BROMPTON FUNDS

BROMPTON STABLE INCOME FUND
BROMPTON EQUAL WEIGHT INCOME FUND
BROMPTON EQUAL WEIGHT OIL & GAS INCOME FUND
FLAHERTY & CRUMRINE INVESTMENT GRADE PREFERRED FUND

JOINT PRESS RELEASE

Toronto, October 26, 2005 (TSX: BSR.UN; EWI.UN; OGF.UN; FAC.UN) – A special meeting of unitholders of each of Brompton Stable Income Fund, Brompton Equal Weight Income Fund, Brompton Equal Weight Oil & Gas Income Fund and Flaherty & Crumrine Investment Grade Preferred Fund was held today to vote on certain amendments to each of their declaration of trust. The proposed amendments are detailed in the Joint Management Information Circular which was delivered to unitholders at the end of September 2005. A quorum was not present at each of the meetings and as a result, the special meetings for these funds were adjourned to November 9, 2005 at 9:00 a.m. at the offices of Stikeman Elliott LLP, 51st Floor, 199 Bay Street, Toronto, Ontario M5L 1B9.

For a copy of the Joint Management Information Circular or additional information, please visit our website at www.bromptongroup.com.

David E. Roode
Senior Vice President
Brompton Funds LP
(416) 642-6008

BROMPTON
EQUAL WEIGHT OIL & GAS
INCOME FUND

BROMPTON EQUAL WEIGHT OIL & GAS INCOME FUND RENEWS NORMAL COURSE ISSUER BID

Toronto, October 31, 2005 – (TSX: OGF.UN) Brompton Equal Weight Oil & Gas Income Fund intends to renew its normal course issuer bid through the facilities of the TSX to purchase up to 4,165,000 units of the Fund representing approximately 10% of the public float of 41,658,189 units. The Fund had 41,719,311 units issued and outstanding as at October 26, 2005. Since November 4, 2004, the Fund has purchased 210,900 units under its current bid at an average price of $10.80 per unit and has subsequently cancelled such units.

The units may be purchased for cancellation from November 4, 2005 to November 3, 2006 through the facilities of the TSX and may only be purchased at a price per unit not exceeding the last published net asset value per unit. Purchases pursuant to the normal course issuer bid would be accretive and therefore enhance returns to continuing unitholders.

Further information on the Fund is available at www.bromptongroup.com.

David E. Roode
Senior Vice President
Brompton Energy Trust Management Limited
416-642-6008

SECURITIES ACT

REPORT OF ISSUER BID UNDER S.120 OF THE ACT

(Subsection 189.1.3 of the Regulation)

1. **Name and address of the offeree issuer:**

   Brompton Equal Weight Oil & Gas Income Fund
   Suite 2930, Box 793, Bay-Wellington Tower, BCE Place
   181 Bay Street
   Toronto, ON M5J 2T3

2. **Name and address of the offeror:**

   As above

3. **What is the designation of the class(es) of securities that are subject to the bid?**

   Trust Units

4. **What is the date of the bid?**

   Effective from November 4, 2005 to November 3, 2006

5. **What is the maximum number of securities sought by the offeror for each class of securities subject to the bid?**

   4,165,000

6. **What is the value, expressed in Canadian dollars, of the consideration offered per security for each class of securities subject to the bid?**

   Trust Units will be purchased pursuant to this normal course issuer bid at prevailing market prices not exceeding net asset value.

7. **What is the fee payable in respect of the bid?**

   $1,906.42

   Note the closing price October 28, 2005 was $10.77 as reported on the Toronto Stock Exchange

BROMPTON EQUAL WEIGHT OIL & GAS INCOME FUND

Report of Voting Results
(Section 16.3 of National Instrument 81-106)

The outcome of the votes at the Special Meeting of Unitholders of Brompton Equal Weight Oil & Gas Income Fund (the "Fund") held on November 9, 2005 in Toronto, Ontario was as follows:

1	On a resolution approving certain amendments to the Declaration of Trust of the Fund to effect certain administrative changes as set forth in Appendix F to the Joint Management Information Circular dated September 27, 2005	Approved by 96.47% of the votes cast
2	On an extraordinary resolution approving certain amendments to the investment guideline and investment restriction provisions of the Declaration of Trust of the Fund as set forth in Appendix F to the Joint Management Information Circular dated September 27, 2005	Approved by 97.09% of the votes cast

DATED this 9th day of November, 2005.

BROMPTON EQUAL WEIGHT OIL & GAS INCOME FUND BY ITS MANAGER BROMPTON OGF MANAGEMENT LIMITED

Signed "Moyra E. MacKay"

Moyra E. MacKay
Corporate Secretary

BROMPTON
EQUAL WEIGHT OIL & GAS
INCOME FUND

BROMPTON EQUAL WEIGHT OIL & GAS INCOME FUND ANNOUNCES RESULTS OF UNITHOLDER MEETING

Toronto, November 9, 2005 (TSX: OGF.UN) – A special meeting of unitholders of Brompton Equal Weight Oil & Gas Income Fund was held. At the meeting, unitholders voted to approve several amendments to the declaration of trust including changing the investment guidelines for inclusion of oil and gas trusts in the portfolio from float capitalization to market capitalization and several administrative matters. These amendments are outlined in greater detail in the Joint Management Information Circular that was delivered to unitholders at the end of September 2005.

For a copy of the Information Circular, voting results or additional information, including the Fund's portfolio, please visit our website at www.bromptongroup.com.

David E. Roode
Senior Vice President
Brompton Energy Trust Management Limited
(416) 642-6008

RECEIVED
2006 SEP 12 A 9:22
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

BROMPTON EQUAL WEIGHT OIL & GAS INCOME FUND

AMENDED AND RESTATED DECLARATION OF TRUST
November 9, 2005

STIKEMAN ELLIOTT LLP

TABLE OF CONTENTS

ARTICLE 1
INTERPRETATION

ARTICLE 2
THE TRUST

ARTICLE 3
THE TRUSTEE

ARTICLE 4
POWERS OF THE TRUSTEE

ARTICLE 8
BOOK-ENTRY ONLY SYSTEM

ARTICLE 9
REPURCHASE AND REDEMPTION OF UNITS

ARTICLE 10
DISTRIBUTIONS TO UNITHOLDERS

ARTICLE 11
MANAGEMENT SERVICES

ARTICLE 12
ADVISORY SERVICES

ARTICLE 13
CUSTODIAL ARRANGEMENTS

ARTICLE 14
MEETINGS OF UNITHOLDERS

ARTICLE 15
LIABILITY OF TRUSTEE, MANAGER, ADVISOR AND UNITHOLDERS AND OTHER MATTERS

ARTICLE 16
AUDITORS

ARTICLE 17
TERMINATION OF TRUST

ARTICLE 18
SUPPLEMENTAL INDENTURES

ARTICLE 19
MISCELLANEOUS

ARTICLE 20
EXECUTION OF DECLARATION OF TRUST

BROMPTON EQUAL WEIGHT OIL & GAS INCOME FUND
AMENDED AND RESTATED DECLARATION OF TRUST

THIS AMENDED AND RESTATED DECLARATION OF TRUST is made as of the 9th day of November, 2005 by Computershare Trust Company of Canada (the "**Trustee**") at its principal office in Toronto, Ontario.

WHEREAS pursuant to a declaration of trust (the "**Original Declaration of Trust**") made as of the 28th day of September, 2004, between Brompton Energy Trust Management Limited and the Trustee, a trust was created for the purpose of providing the Unitholders of the Trust with the benefits of high monthly cash distributions and low management fees together with the opportunity for capital appreciation by investing in an equally weighted diversified portfolio of Oil & Gas Income Trusts on a passive basis;

AND WHEREAS the Original Declaration of Trust was amended on October 24, 2005 (the "**Amendment**" and together with the Original Declaration of Trust, the "**Declaration of Trust**");

AND WHEREAS the unitholders of the Trust have approved certain further amendments to the Declaration of Trust, at a special meeting of unitholders of the Trust originally called for October 26, 2005 and adjourned to and reconvened on November 9, 2005 (the "**Further Amendments**");

AND WHEREAS under the authority granted to the Trustee under the Declaration of Trust, the Trustee wishes to amend and restate the Original Declaration of Trust to consolidate the Amendment and to reflect the Further Amendments in this "**Amended and Restated Declaration of Trust**".

NOW THEREFORE THIS DECLARATION OF TRUST WITNESSETH THAT the Trustee confirms itself as trustee in accordance with the Declaration of Trust as amended and restated hereby and declares and confirms that it is holding in trust and shall hereafter continue to hold the Initial Contribution and the Trust Property in trust for the benefit of the Unitholders from time to time upon the trusts and subject to the provisions hereof, as follows:

ARTICLE 1
INTERPRETATION

Section 1.1 Definitions

In this Declaration of Trust, unless the subject matter or context otherwise requires, the following terms shall have the following meanings:

"**Additional Distributable Amount**" means with respect to any taxation year of the Trust, the amount, if any, by which the aggregate of the Net Income and Net

Capital Gains, less any Net Capital Gains the tax on which would be refundable to the Trust in the current year under Part I of the *Income Tax Act*, for such taxation year exceeds the aggregate Distributable Cash paid or payable by the Trust for such taxation year.

"**Advisor**" means the investment advisor appointed from time to time by the Manager on behalf of the Trust pursuant to Section 12.1 or Section 12.4(c). The initial Advisor shall be Brompton Capital Advisors Inc.

"**Advisory Agreement**" means that certain portfolio management agreement to be entered into between the Manager, on behalf of the Trust, and the Advisor respecting the management of the Trust Investments, as it may be amended from time to time.

"**affiliate**" shall have the following meaning: a Person shall be deemed to be an affiliate of another Person if one of them is an associate or insider (as those terms are defined in the *Securities Act* (Ontario)) of the other, or if they are "affiliated companies" or if one of them is "controlled" by or a "subsidiary" of the other within the meanings ascribed to those terms in the *Securities Act* (Ontario).

"**Agency Agreement**" means the agency agreement to be entered into among the Manager on behalf of the Trust, the Manager and the Agents relating to the initial public Offering of Units, as it may be amended from time to time.

"**Agents**" means, collectively, RBC Dominion Securities Inc., CIBC World Markets Inc., BMO Nesbitt Burns Inc., National Bank Financial Inc., Scotia Capital Inc., TD Securities Inc., HSBC Securities (Canada) Inc., Canaccord Capital Corporation, Desjardins Securities Inc., Dundee Securities Corporation, First Associates Investments Inc., Raymond James Ltd., Acadian Securities Incorporated, Newport Securities Inc., Research Capital Corporation and Wellington West Capital Inc.

"**Auditors**" means the firm of chartered accountants appointed as auditors of the Trust from time to time pursuant to Article 16 hereof. The initial Auditors shall be PricewaterhouseCoopers LLP, Chartered Accountants.

"**Beneficial Holder**" means any person who holds a beneficial interest in Book-Entry Only Units as shown on the books of CDS or a CDS Participant.

"**Book-Entry Only System**" means the record-entry securities transfer and pledge system known, as of the date hereof, by such name, which is administered by CDS in accordance with the operating rules and procedures of the Securities Settlement Services of CDS in force from time to time, or any successor system which CDS may offer from time to time;

"**Book-Entry Only Units**" means Units and any other securities issued from time to time in accordance with this Declaration of Trust, entitling the beneficial owner to an interest in the property and assets of the Trust, that are issued in book-entry only form represented by one or more global unit certificate(s).

"**Business Day**" means any day except Saturday, Sunday, a statutory holiday in Toronto, Ontario or any other day on which the TSX is not open for trading.

"**Cash and Cash Equivalents**" means:

(i) obligations issued or guaranteed by the Government of Canada or any province of Canada or any agency or instrumentality thereof with less than twelve months to maturity;

(ii) term deposits, guaranteed investment certificates, certificates of deposit or bankers' acceptances of or guaranteed by any Canadian chartered bank or other financial institution (including the Trustee and any affiliate of the Trustee) the short-term debt or deposits of which have been rated at least investment grade by Standard & Poor's, a division of The McGraw-Hill Companies, Inc., Moody's Investors Service, Inc. or Dominion Bond Rating Service Limited; and

(iii) commercial paper rated at least investment grade or the equivalent by Standard & Poor's, a division of The McGraw-Hill Companies, Inc., Moody's Investors Service, Inc. or Dominion Bond Rating Service Limited, in each case either maturing within 365 days after the date of acquisition or for which the Manager believes that there will be a liquid market for the resale thereof within such 365-day period.

"**CDS**" means The Canadian Depository for Securities Limited and includes any successor corporation or any other depository subsequently appointed by the Trust as the depository in respect of the Book-Entry Only Units.

"**CDS Participant**" means a broker, dealer, bank, other financial institution or other Person for whom, from time to time, CDS effects book entries for the Book-Entry Only Units deposited with CDS.

"**Closing Date**" means the date on which the initial public Offering of Units pursuant to a final prospectus is completed.

"**Counsel**" means any Person qualified to practice law and engaged in the practice of law.

"**Court**" means any court of competent jurisdiction in the Province of Ontario.

"**Custodian**" means the custodian of the Trust Property appointed from time to time by the Manager pursuant to Section 13.1.

"**Declaration of Trust**" means this Declaration of Trust, as amended, restated or modified from time to time.

"**Distributable Cash**" means, in respect of a Record Date, the amount calculated as of that Record Date equal to:

(iv) that portion of all cash received by the Trust since the immediately preceding Record Date, including amounts received with respect to securities of Oil & Gas Income Trusts held by the Trust, interest, dividends, proceeds from the disposition of securities, proceeds of borrowings, returns of capital and repayments of indebtedness, that the Manager determines to distribute, having regard to the announced distribution policy of the Trust from time to time;

less the aggregate of:

(v) all Trust Expenses incurred since the immediately preceding Record Date;

(vi) any other amounts (including taxes) required by law or hereunder to be deducted, withheld or paid by or in respect of the Trust since the immediately preceding Record Date including amounts required by the Trust in respect of the purchase of Units pursuant to Section 9.2; and

(vii) amounts received by the Trust upon the disposition of any Trust Investments which, in the discretion of the Trustee, are being held for reinvestment.

Despite the foregoing, for purposes of calculating the Distributable Cash for the first Distribution Date, the references above to "since the immediately preceding Record Date" shall be deemed to be references to "on or after the Closing Date". The proceeds of any Offering or any other issuance of Units, the Initial Expenses and the issue expenses of any Offering or any other issuance of Units subsequent to an initial public Offering shall not be included in the calculation of Distributable Cash.

"**Distribution Date**" means the date on which cash distributions are paid by the Trust, such date to be no later than the tenth Business Day after the applicable Record Date.

"**Extraordinary Resolution**" means a resolution passed by the affirmative vote of at least 66-2/3% of the votes cast, either in person or by proxy, at a meeting of Unitholders called for the purpose of approving such resolution.

"**Income Fund**" means a trust, limited partnership or other entity structured to own, directly or indirectly: (i) debt and/or equity of an underlying company or other entity which carries on an active business; (ii) income producing real estate assets; or (iii) a royalty on revenues generated by an underlying business activity, including consumer funds, industrial funds, oil and gas funds, power and pipeline funds, real estate investment trusts and resource funds.

"***Income Tax Act***" means the *Income Tax Act* (Canada), as amended, or successor statutes, and shall include regulations promulgated thereunder.

"**Initial Contribution**" means the amount of ten dollars ($10.00) paid by the Settlor to the Trustee on the date of the execution of the Declaration of Trust for the purpose of settling the Trust.

"**Initial Expenses**" means the expenses of the initial public Offering of Units, including the Agents' fees, marketing expenses and other reasonable out-of-pocket expenses of the Agents, the costs of creating and organizing the Trust, the costs of preparing and printing the prospectus in respect of such Offering and certificates representing the Units, the expenses of the auditors and legal counsel of the Trust and certain other expenses of the Trust and the Manager in connection with such Offering.

"**Initial Unit**" has the meaning ascribed thereto in Section 2.4.

"**Initial Unit Purchase Price**" means the amount of ten dollars ($10.00) paid by the Initial Unitholder to the Trustee on the date of the execution of the Declaration of Trust as the purchase price for the Initial Unit.

"**Initial Unitholder**" means Brompton Energy Trust Management Limited in its capacity as the initial unitholder of the Trust.

"**Investment Guidelines**" means the investment guidelines to be followed in respect of the Trust set out in Section 5.2.

"**Investment Restrictions**" means the investment restrictions of the Trust set out in Section 5.4.

"**Lenders**" means one or more Canadian chartered banks or other lending institutions.

"**Loan Facility**" means the loan facility to be entered into between the Manager, on behalf of the Trust, and the Lenders for various purposes, including making

investments in accordance with the Investment Guidelines and Rebalancing Criteria and subject to the Investment Restrictions and general Trust purposes, and any renewals, extensions or replacements from time to time of such Loan Facility entered into with the Lenders or any other lender or lenders.

"**Management Agreement**" means the management agreement to be entered into between the Manager and the Trustee on behalf of the Trust respecting the management and administration of the Trust by the Manager, as it may be amended from time to time.

"**Manager**" means the manager of the Trust, initially Brompton Energy Trust Management Limited and thereafter such other Person as may be appointed manager of the Trust by the Unitholders or the Trustee in accordance with the terms hereof.

"**Market Capitalization**", as at any day in a month, means the aggregate market value of an Income Fund's issued and outstanding units based on the number of units and closing price of such units on the last trading day of the immediately preceding month, as reported by the TSX, Thomson Financial, Bloomberg or such independent supplier of such information which the Manager in its discretion selects, and such decision of the Manager shall be conclusive.

"**Net Asset Value of the Trust**" means, at any time, the Net Asset Value per Unit at such time multiplied by the number of Units then outstanding.

"**Net Asset Value per Unit**" means the net asset value per Unit determined in accordance with Section 10.5.

"**Net Capital Gains**" of the Trust for a taxation year means the amount, if any, by which:

(i) the capital gains realized by the Trust in the taxation year;

exceeds the aggregate of

(ii) the capital losses incurred by the Trust in the taxation year;

(iii) the unapplied capital losses incurred by the Trust in the preceding taxation years, to the extent that they may be, and are applied against capital gains realized by the Trust in the taxation year; and

(iv) any Net Loss of the Trust for the year and, if the Trustee so determines, any unapplied non-capital losses (as defined in the *Income Tax Act*) of the Trust for preceding years of the Trust, in each case multiplied by the reciprocal of the applicable fraction in paragraph 38(a) of the *Income Tax Act*.

For this purpose, "capital gains" and "capital losses" shall be computed in accordance with the provisions of the *Income Tax Act*.

"**Net Income**" or "**Net Loss**" of the Trust for a taxation year means the amount, if any, by which the income or loss of the Trust for such taxation year computed in accordance with the provisions of the *Income Tax Act*, other than paragraph 82(1)(b) and subsection 104(6) thereof and disregarding any designations made by the Trust under subsection 104(19) of the *Income Tax Act*, without reference to the Trust's "capital gains" or "capital losses" (as those terms are defined in the *Income Tax Act*) for the taxation year, exceeds the non-capital losses of the Trust (as defined in the *Income Tax Act*) for any preceding taxation years of the Trust, to the extent that they may be, and are deducted in computing taxable income of the Trust for such taxation year for the purposes of the *Income Tax Act*.

"**OBCA**" means the *Business Corporations Act* (Ontario), R.S.O. 1990, c.B.16, and shall include any rules and regulations promulgated thereunder.

"**OBCA Corporation**" means an offering corporation incorporated under and as defined in the OBCA.

"**Offering**" means an offering or issuance of Units or any other securities of the Trust or any rights to acquire Units or any other securities of the Trust, or both together, on a public or private basis pursuant to an Offering Document.

"**Offering Document**" means any one or more of a prospectus, registration statement, information memorandum, private placement offering memorandum or similar public or private offering document.

"**Offering Price**" means $10.00 per Unit.

"**Oil & Gas Income Trust**" means an Income Fund where the principal underlying business is the conventional production and sale of oil and/or natural gas.

"**Ordinary Resolution**" means a resolution passed by the affirmative vote of at least 50% of the votes cast, either in person or by proxy, at a meeting of Unitholders called for the purpose of approving such resolution.

"**Person**" shall mean an individual, a corporation, limited partnership, general partnership, joint stock company or association, joint venture, association, company, trust, bank, trust company, land trust, investment trust, society or other entity, organization and syndicate whether incorporated or not, a trustee, executor, or other legal personal representative, and any government or agency thereof.

"**Portfolio**" means the portfolio of Trust Investments held by the Trust.

"**Pro Rata Share**" of any particular amount in respect of a Unitholder at any time shall be the product obtained by multiplying the particular amount by the number obtained when the number of Units that are owned by that Unitholder at that time is divided by the total number of Units outstanding at that time.

"**Rebalancing Criteria**" means the rebalancing criteria of the Trust set out in Section 5.3.

"**Record Date**" means the last Business Day of each calendar month prior to the Termination Date commencing with the last Business Day of the month in which the Closing Date occurs.

"**Redemption Amount**" means the redemption amount determined pursuant to Section 9.2(b).

"**Redemption Date**" means second last Business Day of November of each year, commencing November, 2005.

"**Redemption Notice**" means the notice provided to a CDS Participant by a beneficial owner of Units indicating the intention of that beneficial owner to exercise the redemption privilege described in Section 9.2(c).

"**Redemption Payment Date**" means the redemption payment date determined pursuant to Section 9.2(b).

"***Securities Act* (Ontario)**" means the *Securities Act*, R.S.O. 1990, c.S-5, as amended, or successor statutes, and shall include rules and regulations promulgated thereunder.

"**security**" shall have the meaning ascribed thereto in the *Securities Act* (Ontario).

"**Service Fee**" means the fee that the Trust will pay to the Manager calculated quarterly and paid as soon as practicable after the end of each calendar quarter equal to 0.30% per annum of the Net Asset Value of the Trust represented by the Units held at the end of the relevant quarter by clients of brokers, limited market dealers, financial planners, financial advisers and other selling or referral agents, plus applicable taxes. The Service Fee will be applied by the Manager to pay a service fee in an equal aggregate amount, plus applicable taxes, to brokers, limited market dealers, financial planners, financial advisers and other selling or referral agents pro rata according to the number of Units held by their clients at the end of the relevant quarter. For greater certainty, the Service Fee payable to the Manager and the service fee payable by the Manager in respect of the calendar quarter ending December 31, 2004 shall be pro rated based on the fraction that the number of days from and including the Closing Date to and including December 31, 2004 is of the number of days in the quarter ending December 31, 2004.

"**Settlor**" means Brompton Energy Trust Management Limited in its capacity as settlor of the Trust.

"**Termination Date**" means the earliest of the dates specified in Subsections 17.1(a), 17.1(b) and 17.1(c).

"**Total Assets**" means the aggregate value of the assets of the Trust calculated in accordance with Section 10.5(b).

"**Total Distributions**" means the aggregate of the sum of all Distributable Cash and Additional Distributable Amounts paid or payable to Unitholders in a taxation year.

"**Transfer Agent**" means such company as may from time to time be appointed by the Trust to act as registrar, transfer agent and distribution agent of the Units, together with any sub-transfer agent duly appointed by the Transfer Agent, provided that in the absence of such appointment, the Trustee shall be the Transfer Agent.

"**Trust**" means the Brompton Equal Weight Oil & Gas Income Fund constituted hereby.

"**Trust Expenses**" means all expenses incurred by the Trustee, the Manager, the Advisor or any other third party, in each case for the account of the Trust, in connection with the operation and administration of the Trust, including the Trustee's fees, the Service Fee, the fees payable to the Manager pursuant to the Management Agreement, custodial fees, legal, audit and valuation fees and expenses, the fees of the independent directors of the Manager, the fees and expenses of the directors of the Manager, premiums for directors' and officers' insurance coverage for the directors and officers of the Manager, Unitholder reporting costs, registrar, transfer and distribution agency costs, printing and mailing costs, listing fees and expenses, and other administrative expenses and costs incurred in connection with the Trust's continuous public filing requirements and investor relations, taxes, brokerage commissions, costs and expenses relating to the issue of Units, costs and expenses of preparing financial and other reports, costs and expenses incurred as a result of complying with all applicable laws, regulations and policies and all amounts paid by the Trust on account of the indebtedness of the Trust, but excluding the fees payable to the Advisor. Such expenses will also include expenses of any action, suit or other proceedings in which or in relation to which the Manager, the Advisor, the Custodian or the Trustee and/or any of their respective officers, directors, employees, consultants or agents is entitled to indemnity by the Trust.

"**Trust Investment**" means an investment acquired and adjusted by the Trust in accordance with the Investment Guidelines and Rebalancing Criteria and subject to the Investment Restrictions.

"**Trust Property**" means the property and assets of the Trust.

"**Trustee**" means the trustee of the Trust, initially Computershare Trust Company of Canada and thereafter such other Person as may be appointed the Trustee by the Unitholders in accordance with the provisions hereof.

"**TSX**" means the Toronto Stock Exchange.

"**Unit**" means one transferable, redeemable unit of the Trust representing an equal, fractional and undivided beneficial interest in the Trust Property net of all liabilities of the Trust.

"**Unitholder**" means the holder of a Unit.

"**Unit Certificate**" means a certificate, in the form approved by the Manager, evidencing one or more Units, issued and certified in accordance with the provisions hereof.

"**Valuation Date**" means, at a minimum, Thursday of each week, or if any Thursday is not a Business Day, the immediately preceding Business Day, and the last Business Day of each month, and includes any other date on which the Manager elects, in its discretion, to calculate the Net Asset Value per Unit.

"**Valuation Time**" means the time at which trading closes on the TSX on the Valuation Date.

"**Year**" means, initially, the period commencing on the date of this Declaration of Trust and ending on December 31, 2004, and thereafter means a calendar year.

Section 1.2 Income Tax Act

Any reference herein to a particular provision of the *Income Tax Act* shall include a reference to that provision as it may be renumbered or amended from time to time. Where there are proposals for amendments to the *Income Tax Act* which have not been enacted into law or proclaimed into force on or before the date on which such proposals are to become effective, the Trustee may take such proposals into consideration and apply the provisions hereof as if such proposals had been enacted into law and proclaimed into force.

Section 1.3 Reference to Acts Performed by the Trust

For greater certainty, where any reference is made in this Declaration of Trust to an act to be performed by the Trust, such reference shall be construed and applied for all purposes as if it referred to an act to be performed by the Trustee on behalf of the

Trust or by some other person duly authorized to do so by the Trustee or pursuant to the provisions hereof.

ARTICLE 2
THE TRUST

Section 2.1 Establishment of the Trust

The Trustee hereby declares itself and agrees to act as trustee of the Trust and agrees to hold the Trust Property in trust for the benefit of the Unitholders, their successors, permitted assigns and personal representatives upon the trusts and subject to the terms and conditions of this Declaration of Trust, such trust to constitute the Trust hereunder.

Section 2.2 Name

The Trust hereby created shall be known by the name "Brompton Equal Weight Oil & Gas Income Fund" and, insofar as may be practicable, legal and convenient, the affairs of the Trust shall be conducted and transacted under that name, it being the intention that such name shall refer to the Trust and shall not refer to the Trustee or to the Unitholders of the Trust. Should the Trustee determine that the use of the name "Brompton Equal Weight Oil & Gas Income Fund" is not practicable, legal or convenient then the Trustee may, as and when appropriate, adopt another name for the Trust.

Section 2.3 Initial Contribution

The Settlor irrevocably transferred and conveyed, concurrent with the execution of the Declaration of Trust, the Initial Contribution to the Trustee for the purpose of settling the Trust.

Section 2.4 Initial Unit

The Initial Unitholder paid to the Trustee, receipt of which is hereby acknowledged by the Trustee, concurrent with the execution of the Declaration of Trust, the Initial Unit Purchase Price and the Initial Unitholder was thereupon issued one Unit (the "**Initial Unit**") by the Trustee.

Section 2.5 Situs and Head Office

The situs of the Trust shall be the Province of Ontario, Canada and the head office and residence of the Trust shall be located at Suite 2930, Bay Wellington Tower, BCE Place, 181 Bay Street, Toronto, Ontario, M5J 2T3 or as may otherwise be designated by the Manager.

Section 2.6 Purpose of the Trust

The Trust is intended to be a closed-end, unincorporated, "mutual fund trust" within the meaning of the *Income Tax Act*. The Trust is established, and shall be

operated and maintained by the Trustee, for the purpose of the common or collective investment in the manner set forth herein of cash and property received by the Trust from Unitholders for such purpose.

Section 2.7 Nature of Trust

(a) The general law of trusts shall govern the Trust, the Units and the Trust Property, except as such general law of trusts has been or is from time to time modified, altered or abridged for investment trusts and for this Trust by:

(i) applicable laws, regulations or other requirements imposed by applicable regulatory authorities; and

(ii) the terms, conditions and trusts set forth in this Declaration of Trust.

The beneficiaries of the Trust are the holders of the single class of Units. The beneficial interest of a holder of a Unit shall be limited to the right to receive its Pro Rata Share of (i) distributions when and as declared, and (ii) the proceeds of liquidation of the Trust Property upon termination of the Trust, after satisfaction of all liabilities of the Trust, including the liabilities of the Trust to the Manager pursuant to the Management Agreement. The rights of a Unitholder shall be only those rights which are conferred upon the Unitholder hereunder, and the liabilities and obligations of a Unitholder shall be only those liabilities and obligations which are imposed upon Unitholders hereunder. Except as expressly provided for in this Declaration of Trust, Unitholders shall have no right to call for any partition or division of any portion of the Trust Property, nor shall they be called upon to share or assume any losses of the Trust or be liable for any assessment or further payments to the Trust or the Trustee of any kind by virtue of their ownership of Units, except with respect to the breach of any subscription agreement or similar document executed by or on behalf of Unitholders in respect of their investment in Units. The relationship of the Unitholders to the Trustee, to the Trust and to the Trust Property shall be solely in their capacities as beneficiaries in accordance with the rights conferred and liabilities and obligations imposed upon the Unitholders hereunder.

(b) The relationship of the Trustee to a Unitholder and the relationship of one Unitholder to another is not and shall not be treated as that of partners or joint venturers or as that of principal and agent or as members of a society, association, limited partnership or corporation or as that of shareholders of a corporation or other joint stock company but shall be that of a trust as herein described with each Unitholder being a beneficiary of the Trust,

with no relationship of any one beneficiary to any other beneficiary save that of each being a beneficiary under the same Trust.

ARTICLE 3
THE TRUSTEE

Section 3.1 Appointment

(a) The Trustee is hereby appointed, and agrees to act as, the trustee of the Trust and agrees to hold the Trust Property in trust for the benefit of the Unitholders of the Trust and subject to the terms and conditions of this Declaration of Trust and to hold such office unless and until it resigns upon 90 days' prior written notice to the Manager, it is terminated by the Unitholders in accordance with Section 14.3 or it ceases to qualify to act as Trustee. If requested to do so in such circumstances, the Trustee will resign. The Manager shall propose a replacement trustee concurrently with submitting the resignation request, and the proposed replacement shall become the trustee of the Trust upon such resignation. Notwithstanding the foregoing, any such resignation or termination shall only become effective upon the acceptance of appointment by a successor Trustee.

(b) If the Trustee delivers notice of resignation or is terminated by Unitholders in accordance with Section 14.3, its successor who is nominated by the Manager must be approved by an Ordinary Resolution passed at a meeting duly called for such purpose. If, after receipt of notice of resignation of the Trustee, no successor has been appointed within 90 days of such notice, the Trustee, the Manager or any Unitholder may apply to a Court for the appointment of a successor Trustee.

(c) Notwithstanding Section 3.1(b), Unitholder approval shall not be required to approve the appointment of a Person as a successor Trustee where such Person becomes the successor Trustee as a result of the transfer to such Person of all or substantially all of the indenture trust business of the transferring Trustee.

Section 3.2 Term of Office

(a) The term of office of the Trustee executing this Declaration of Trust and each successor Trustee appointed by the Unitholders thereafter shall continue until the Termination Date of the Trust or until the Trustee resigns, is terminated by Unitholders in accordance with Section 14.3 or ceases to qualify to act as Trustee.

(b) The liabilities, duties and obligations of the Trustee shall automatically terminate when it ceases to be the Trustee as herein provided, subject to

such Trustee being liable for the exercise of its powers and the discharge of its duties as herein provided while in office. Any successor Trustee shall not be responsible or liable for any act or omission of any Trustee preceding its appointment as successor Trustee.

(c) The election or appointment of any Person as the Trustee shall not be effective unless and until such Person shall have accepted such election or appointment by instrument in writing containing an undertaking to be bound as a party by the terms of this Declaration of Trust. An acceptance given in advance of such Person's election or appointment shall be deemed to have been validly given by such Person provided that such acceptance contains a provision that it shall take effect immediately upon such election or appointment and provided that it contains an undertaking to be bound as a party by the terms of this Declaration of Trust upon such election or appointment.

(d) Failure of a Person to accept election or appointment as the Trustee shall result in the Trustee remaining in office until such time as some other Person has accepted election or appointment as the Trustee in accordance with this Declaration of Trust.

Section 3.3 Automatic Vesting of Trust Property

(a) Upon a Person being elected or appointed the Trustee, the Trust Property shall automatically vest in such Person.

(b) In the event that a Person ceases to be the Trustee, the Trust Property shall automatically vest in the succeeding Trustee without the necessity of any act of transfer or transmission by the former Trustee. Notwithstanding the foregoing, the Trustee hereby covenants to execute such deeds and other documents as Counsel for the Trust may reasonably request to evidence such automatic vesting.

(c) If the Trustee ceases to hold office, the same shall not operate to annul or to terminate the Trust or to revoke or invalidate any agreement made by or on behalf of the Trust hereunder.

Section 3.4 Trustee's Accounts

Subject to the appointment of the Manager and the terms of the Management Agreement, the Trustee shall keep or cause to be kept such books, records and accounts as are necessary and appropriate to document the Trust Property and transactions of the Trust. If the financial statements of the Trust are prepared in accordance with Canadian generally accepted accounting principles and the Auditors' report to the Unitholders is to the effect that the audit examination included the examination, on a test basis, of evidence supporting the amounts and disclosures in the financial statements and an assessment of the accounting principles and significant estimates

made by the Manager and that in the opinion of the Auditors the financial statements present fairly in all material respects the financial position of the Trust as at the end of the period for which the audit was made and the results of operations and changes in financial position of the Trust for the period under review are in accordance with Canadian generally accepted accounting principles, then such audited financial statements shall be a complete accounting of the administration of the Trust for the period included therein and the Trustee shall not be required to give a further or better accounting to any Unitholder or to any other Person.

Section 3.5 Standard of Care and Duties of Trustee

The standard of care and duty imposed upon the Trustee of the Trust hereby created shall be that the Trustee shall exercise the powers and discharge the duties of its office hereunder honestly and in good faith, with a view to the best interests of the Unitholders, and in connection therewith shall exercise the degree of care, diligence and skill that a reasonably prudent trustee would exercise in comparable circumstances.

Section 3.6 Expenses and Compensation of Trustee

The Trustee shall be entitled to receive and shall be paid from the Trust Property fair and reasonable compensation for its services in an amount to be negotiated between the Manager on behalf of the Trust and the Trustee. In addition, the Trustee shall be entitled to receive reimbursement from the Trust Property for expenses reasonably incurred by it in connection with the affairs of the Trust.

The Trustee shall have a lien on the Trust Property (which shall have priority over the interests of Unitholders) to enforce the payment of fees, costs, expenses and other amounts payable or reimbursable by the Trust to the Trustee.

Section 3.7 Notice to Trustee

Any written notice or written communication given or required to be given to the Trustee shall be deemed:

(a) in the case of delivery, to have been duly given when the same is personally delivered to the Trustee at its principal business office;

(b) in the case of dispatch by facsimile, e-mail or similar telecommunication device, to have been duly given on the first Business Day thereafter; or

(c) in the case of dispatch by post, when addressed to the Trustee at its principal business office, to have been duly given at five o'clock in the afternoon (local time of the sender) on the fifth day after the day the same was deposited in a public post box or post office (or if such fifth day is a non-Business Day, the first Business Day thereafter) excluding each day during which there exists any general interruption of postal services due to strike, lockout or other cause.

Section 3.8 Qualification of Trustee

The following persons are disqualified from being the Trustee of the Trust:

(a) any individual who is less than eighteen years of age;

(b) any individual who is of unsound mind and has been so found by a court in Canada or elsewhere;

(c) a Person who is not an individual, other than a corporation authorized or permitted to act as a trustee of the Trust pursuant to applicable law;

(d) a Person who is a non-resident of Canada as defined in the *Income Tax Act*; and

(e) a Person who has the status of bankrupt or goes into liquidation.

If the Trustee dies, is dissolved, becomes bankrupt, goes into liquidation or otherwise is disqualified from being the Trustee or becomes incapable of acting hereunder, the Manager will forthwith appoint a new Trustee who will be deemed to have served as Trustee from the time its predecessor Trustee died, was dissolved, became bankrupt, went into liquidation or otherwise was disqualified from being the Trustee or became incapable of acting hereunder.

ARTICLE 4
POWERS OF THE TRUSTEE

Section 4.1 General Powers of the Trustee

Subject to the appointment of the Manager under Article 11 and the Advisor under Article 12 and to the limitations, prohibitions, restrictions and obligations imposed upon the Trust under Article 5 and elsewhere in this Declaration of Trust, the Trustee is hereby vested with and shall have, without other or further authorization, continuing, full, absolute and exclusive power, control, and authority over, and management of, the Trust Property and the affairs and undertaking of the Trust, to the same extent as if the Trustee was the sole and absolute owner of such property and may exercise the same without the necessity of applying to any court for leave to do so. Subject to the provisions of Section 15.1, the Trustee shall not be liable, answerable or accountable for any loss or damage resulting from the exercise by the Trustee of a discretion or its refusal to exercise a discretion. Without restricting or limiting the generality of the foregoing, such powers of the Trustee shall include the powers enumerated in the ensuing sections of this Article 4 and elsewhere in this Declaration of Trust.

Section 4.2 Power to Invest

(a) The Trustee shall have the power, in accordance with the Investment Guidelines and Rebalancing Criteria and subject to the Investment Restrictions of the Trust as contained herein and for such consideration as it may deem proper, to invest in, issue commitments with respect to, purchase or otherwise acquire, for cash or other property, and hold for investment and reinvestment, Trust Investments, securities and other property, whether real, personal or mixed, whether moveable or immovable, whether tangible or intangible and wheresoever situate.

(b) In the exercise of its powers, the Trustee shall not be limited by any law now or hereafter in effect limiting the investments which may be held or retained by trustees or other fiduciaries, but it shall have, subject to the provisions of Section 4.1, full authority and power to make any and all investments that the Trustee, in its absolute discretion, but in accordance with the Investment Guidelines and Rebalancing Criteria and subject to the Investment Restrictions as contained herein, shall determine, and without liability for loss, even though such investments or any of them shall be of a character or in an amount not considered proper for the investment of trust funds or which do not or may not produce income.

(c) The Trustee shall have the power to purchase (in the open market or by invitation for tenders) Units for cancellation up to a maximum in any twelve month period of 10% of the number of Units outstanding at the beginning of such period, in all cases at a price per Unit not exceeding the most recently calculated Net Asset Value per Unit immediately prior to the date of any such purchase of Units.

(d) The Trustee shall have the power to invest in or use derivative instruments for hedging purposes consistent with the Investment Guidelines and Rebalancing Criteria and subject to the Investment Restrictions. Any counterparty in a transaction involving derivative instruments (whether a clearing corporation in the case of exchange traded instruments or another party in the case of over-the-counter instruments) shall have a rating of "A" or better by Standard & Poor's, a division of The McGraw-Hill Companies, Inc. or have an equivalent rating from another rating agency.

Section 4.3 Power to Borrow

(a) Subject to Section 5.4(a), the Trustee shall have the power to:

(i) borrow money (which for these purposes includes borrowing on margin and incurring indebtedness for various purposes, including purchasing Trust Investments in accordance with the Investment

Guidelines and Rebalancing Criteria and subject to the Investment Restrictions, effecting market purchases of Units, maintaining liquidity and funding redemptions and paying distributions); and

(ii) charge, mortgage, hypothecate, pledge and/or grant security interests in, free and clear from any and all trusts, all or any of the currently owned or subsequently acquired Trust Property, to secure such borrowed funds, indebtedness or guarantee,

including to enter into, draw upon and comply with the terms and conditions of the Loan Facility; provided that the Trust may not borrow (i) in excess of 5% of the Total Assets determined at the time of borrowing for working capital purposes and to invest in public offerings of Oil & Gas Income Trusts that qualify for inclusion in the Portfolio; and (ii) in excess of 10% of the Total Assets determined at the time of borrowing for the purpose of purchasing Trust Investments and, in the event that the total amount borrowed by the Trust for the purpose of purchasing Trust Investments at any time exceeds 20% of the Total Assets, the Trustee will sell Trust Investments in an orderly manner and use the proceeds therefrom to reduce the outstanding indebtedness so that the amount borrowed by the Trust for the purpose of purchasing Trust Investments does not exceed 20% of the Total Assets.

(b) The Trustee shall not borrow money or incur indebtedness unless the loan agreement, promissory note, guarantee or other documents to be signed by the Trustee in connection with such borrowing, indebtedness or guarantee clearly state that the Lender acknowledges that the Trustee and the Unitholders shall have no liability in respect of such borrowings and that the Lender shall look solely to the Trust Property for satisfaction of any claims of any nature arising in connection with such borrowing and that the Trust Property only shall be subject to levy or execution, provided however that, in the event of an Offering the consideration for which is satisfied by instalment, the Trustee shall be entitled to assign the right to be paid the final instalment owing by Unitholders pursuant to such Offering.

Section 4.4 Power to Deal with Trust Property

Subject to Section 5.4, the Trustee shall have the power:

(a) to sell, factor, exchange, distribute to Unitholders or otherwise dispose of, or grant options with respect to, any of the Trust Property (including, in the event of an Offering the consideration for which is satisfied by instalment, any instalment payments due to the Trust in respect of the issuance of Units and security granted to the Trust in respect thereof) or any interest therein, at any time held hereunder, free and clear from any

and all trusts, at public or private sale, for cash or on terms, without advertisement, and subject to such restrictions, stipulations, agreements and reservations as it shall deem proper, and to lend any of the Trust Property at any time held hereunder subject to such restrictions, stipulations, agreements and reservations as it shall deem proper, including the power to take back security or other things of value for the whole or any part of the Trust Property lent by it or the purchase price of any of the Trust Property sold or transferred by it, and to execute and deliver any deed or other instrument in connection with the foregoing; and

(b) to otherwise deal with any property comprising part of the Trust Property or any interests therein resulting from enforcement of any rights relating to any of the Trust Property, and to own, manage, use and hold such Trust Property and such interests, but notwithstanding the foregoing, the Trustee shall not lend Trust Investments to securities borrowers unless: (i) the borrower will pay to the Trust a negotiated securities lending fee and will make compensation payments to the Trust equal to any distributions received by the borrower on the securities borrowed; (ii) the securities loans must qualify as "securities lending arrangements" for the purposes of the *Income Tax Act*; and (iii) the Trust will receive collateral security.

Section 4.5 Power to Contract

Subject to any other provisions of this Declaration of Trust, the Trustee shall have the power to make, execute, acknowledge and deliver any and all deeds, conveyances, contracts, agreements, waivers, releases or documents of transfer and any and all other instruments in writing as it deems necessary, proper or desirable in order to promote or advance the purposes, objectives and provisions of this Declaration of Trust, whether for a term extending beyond the office of the Trustee or beyond the possible termination of the Trust or for a lesser term.

Section 4.6 Power to Deliver Security

Subject to the provisions of Sections 4.3 and 5.4(a), the Trustee shall have the power to make, execute, acknowledge and deliver any charge, mortgage, hypothec, pledge and/or other instrument giving or creating a lien or charge upon or security interest in all or any part of the Trust Property, to secure the payment of any indebtedness of the Trust, or the performance of any obligation of the Trust under any contract or agreement of the Trust.

Section 4.7 Power to Deal with Banks and Trust Companies

The Trustee shall have the power to open and operate one or more bank accounts and to deposit or lodge for safekeeping any of the Trust Property with any one or more banks, trust companies or other banking institutions, including, if the Trustee is a trust company, the Trustee or any affiliate of the Trustee. Such deposits of money may, but

need not, earn interest and may be subject to withdrawal on notice or upon demand, all as the Trustee may determine.

Section 4.8 Power to Pay Taxes and Assessments

The Trustee shall have the power to pay all taxes or assessments, of whatever kind or nature, whether within or outside Canada, imposed upon or against the Trustee in connection with the Trust Property, undertaking or income of the Trust, or imposed upon or against the Trust Property, undertaking or income of the Trust, or any part thereof and to settle or compromise disputed tax liabilities and for the foregoing purposes to make such returns, take such deductions, and make such designations, allocations, elections and determinations in respect of Net Income or Net Capital Gains distributed to Unitholders in the year and any other matter as shall be permitted under the *Income Tax Act*, and do all such other acts and things as may be deemed by the Trustee in its sole discretion to be necessary, desirable or convenient.

Section 4.9 Power to Satisfy Debts and Claims

The Trustee shall have the power to pay or satisfy out of the Trust Property any debts of or claims against the Trust or the Trust Property, and to incur and to pay any charges or expenses (including those incurred by others prior to the creation of the Trust, including the Initial Expenses, whether or not incurred prior to the creation of the Trust) which, in the opinion of the Trustee are or were necessary or desirable for the creation or the affairs of the Trust and which are for the account of the Trust, including the Trust Expenses.

Section 4.10 Power to Exercise Rights of Ownership

The Trustee shall have the power to exercise all the rights, powers and privileges pertaining to the ownership of all or any part of the Trust Property to the same extent that any Person might, and, without limiting the generality of the foregoing, to vote or give any consent, request or notice, either in person or by proxy or power of attorney (with or without power of substitution) to one or more individuals, which proxies and powers of attorney may be for meetings or actions generally or for any particular meeting or action.

Section 4.11 Power to Collect

The Trustee shall have the power to collect and sue for all sums of money or other property or claims that are believed due to the Trust; to give receipts for all sums of money or property received; to adjust the rate of interest at any time on any sums that may be due or become due to the Trust; to receive and release, in whole or in part, the collateral or security for all or any part of the Trust Property; to consent to the extension of the time for payment, or to the renewal of all or any part of the Trust Property; to engage or intervene in, prosecute, defend, compromise, abandon or adjust by arbitration or otherwise any action, suit, proceeding, dispute, claim, demand or thing relating to all or any part of the Trust Property; to foreclose any mortgage or other security interest forming all or any part of the Trust Property; to exercise any power of

sale, and to convey good title thereunder free of any and all trusts, and, in connection with any such foreclosure or sale, to purchase or otherwise acquire title to any property (whether or not such property meets the requirements of Article 5 (except for the restrictions contained in Sections 5.4 (a)(iv) and (v) which must be satisfied at all times) or any policy of the Trustee from time to time in effect with respect to investments); to acquire, accept or receive title to property in lieu of foreclosure or sale (whether or not such property meets the requirements of Article 5 (except for the restrictions contained in Sections 5.4 (a)(iv) and (v) which must be satisfied at all times) or any policy of the Trustee from time to time in effect with respect to investments); to participate in any arrangement with creditors (including a reorganization or composition) for enforcing or protecting the interests of the Trust as the owner or holder of all or any part of the Trust Property and to that end to transfer to and deposit with any Person any such Trust Property; to appoint or join with others to appoint a receiver or receiver and manager in respect of the enforcement of any rights relating to any of the Trust Property or to act in either of such capacities either alone or jointly with others and to pay any assessment levied in connection with any such arrangement; to extend the time, with or without security, for the payment or delivery of any debt or property; and to execute and enter into any release, agreement, contract or other instrument and, in connection with any of the foregoing, to vote or otherwise act in exercise of any rights relating to any of the Trust Property.

Section 4.12 Power to Determine Accounting Methods

The Trustee shall have the power, in consultation with the Auditors, to determine the method or form in which the books of account of the Trust shall be kept and from time to time to change the method or form of keeping the accounts.

Section 4.13 Power to Determine Fiscal Year and Taxation Year

The Trustee shall have the power from time to time to change the fiscal year and/or the taxation year of the Trust and, until so changed, the fiscal year of the Trust shall end on December 31 in each year and the taxation year of the Trust shall end on December 31 in each year.

Section 4.14 Power to Value Trust Property

The Trustee shall have the power to determine conclusively the value of any or all Trust Property in accordance with the principles set out in Section 10.5(b) hereof. In determining such value, the Trustee or the Manager, as the case may be, may consider such information and advice as the Trustee or the Manager, as the case may be, in its sole judgment, may deem material and reliable. The Trustee or the Manager, as the case may be, shall also have the power to value any Trust Property from time to time, and to keep the books of the Trust and render reports to the Unitholders of the Trust and other Persons on the basis of the values so determined.

Section 4.15 Power to Appoint Custodian

Subject to the provisions of Section 13.1 hereof, the Trustee shall have the power at any time to appoint any Person, which the Trustee in its discretion considers appropriate, as a Custodian for any or all of the Trust Property or instruments forming part of the Trust's records, and may at any time revoke any such appointment by a signed instrument delivered to such Person, with or without the appointment of a successor. While any Custodian is so acting, copies of any instrument deposited with and certified by the Custodian to be a true copy may be relied on as if it were the original thereof by any Person dealing with the Trustee or the Trust.

Section 4.16 Power to Appoint Transfer Agent

The Trustee shall have the power to appoint on behalf of the Trust and on such terms and conditions as the Manager on behalf of the Trust may determine, a Transfer Agent. .

Section 4.17 Power to Appoint Auditors

If the position of Auditors becomes vacant at any time, the Trustee may fill such vacancy by appointing a nationally recognized firm of chartered accountants qualified to practice in the Province of Ontario as Auditors to hold office until a meeting of Unitholders is held to confirm the appointment of the new Auditors. The Trustee shall have the power to determine and pay the remuneration of the Auditors from time to time in office, such payments to be made out of the Trust Property.

Section 4.18 Power to Purchase Insurance

The Trustee shall have the power to purchase and pay for, out of the Trust Property, insurance for the protection of the Trust Property, the Unitholders, the Trustee, consultants or agents of the Trustee, the Manager and its directors and officers, the Advisor and its directors and officers, or any Person with whom the Trust has dealings, in such amounts as the Trustee shall deem adequate to cover all claims and liabilities of every nature arising by reason of holding or having held Units or of holding, being or having held any such office or position, or by reason of any action alleged to have been taken or omitted by any such Person in such capacity, including any action taken or omitted that may be determined to constitute negligence, provided that the Trust would have the power under Article 15 hereof to indemnify such Person against such liability.

Section 4.19 Power to Use Nominees

The Trustee shall have the power to cause legal title to any Trust Property to be held by or in the name of the Trust, the Trustee, or any other Person, including any Custodian or sub-custodian or the Manager, as nominee, on such terms, in such manner, and with such powers as the Trustee may determine, provided that in the opinion of the Trustee, the interest of the Trust therein is appropriately protected. The

Trustee or any such Person shall have the power to hold any Trust Property or evidences thereof in bearer form.

Section 4.20 Power to Indemnify

In addition to the mandatory indemnification provided for in Article 15, the Trustee on behalf of the Trust shall have the power, to the extent permitted by law, to indemnify, or enter into agreements with respect to the indemnification of, any Person with whom the Trust has dealings (including the shareholders, directors, officers, employees and agents of such Persons), including the Manager, the directors and officers of the Manager, the Advisor, the directors and officers of the Advisor and the Custodian (subject to the limitation in Section 15.4 hereof), to such extent as the Trustee shall determine.

Section 4.21 Power to File Prospectus and to Apply for Listing

The Trustee shall have the power from time to time to prepare, sign and file or cause to be prepared, signed and filed with the appropriate authorities an Offering Document and any amendment thereto, relating to or resulting from an Offering of the Units or other securities issued or held by the Trust (including instalment receipts) and to pay the costs thereof and related thereto out of the Trust Property whether or not such Offering is or was of direct benefit to the Trust or those Persons (if any) who were Unitholders immediately prior to such Offering. The Trustee shall have the power to make or cause to be made an application for the listing on any stock exchange of the Units or other securities of the Trust, and to do all things which in the opinion of the Trustee may be necessary or desirable to effect or maintain such listing or listings.

Section 4.22 Power to Maintain Records and Provide Reports

The Trustee shall have the power to maintain the proper records of the Trust and provide such reports to Unitholders as may be required under applicable law.

Section 4.23 Power to Adopt and Use Seal

The Trustee may adopt a seal for the Trust, but if adopted it shall not be necessary to place such seal on, and its absence shall not impair the validity of, any document, instrument or other paper otherwise validly executed and delivered by or on behalf of the Trust.

Section 4.24 Validity of Elections, Appointments, Resolutions and Actions

Notwithstanding anything to the contrary contained in this Declaration of Trust, the failure to comply with any of the provisions hereof relating to the election, appointment or qualifications of the Trustee, the Manager, the Advisor, the Auditors or the Custodian shall not affect the validity or enforceability of any such election or appointment or of any action taken by the Trustee, the Manager, the Advisor, the Auditors or the Custodian.

Section 4.25 Power to Engage and Remove Consultants, Agents and Employees

The Trustee shall have the power to engage, by contract or otherwise, and to remove such professional or other consultants and agents as the Trustee considers advisable in the discharge of its duties. The Trustee may pay out of the Trust Property the proper fees and disbursements or other compensation of such consultants and agents.

Section 4.26 Power to Delegate

The Trustee shall have the power to, and shall in accordance with the terms of the Management Agreement, delegate from time to time to its officers, employees, consultants, agents and other Persons, including the Manager and the Advisor, the doing of such things and the exercise of such powers hereunder as the Trustee may from time to time deem expedient.

Section 4.27 Presumption in Favour of Grant of Power

Notwithstanding the foregoing, the Trustee shall have the capacity and the rights, powers and privileges of a natural person. In addition, the Trustee shall have the power to do all such things and execute all such agreements and other instruments as it deems necessary, proper or desirable in order to exercise any of its powers, and to promote or advance the purposes, objective and provisions of this Declaration of Trust whether or not herein specifically mentioned. Any determination made in good faith from time to time by the Trustee of the extent and effect of the powers set out in this Declaration of Trust shall be conclusive and binding upon the Unitholders. In construing the provisions of this Declaration of Trust, the presumption shall be in favour of the grant to the Trustee of any power in question.

Section 4.28 Specific Obligations of Trustee

The Trustee shall have the following specific obligations to the Trust which it is empowered to meet in its sole judgment and discretion and in such manner and upon such terms and conditions as it may from time to time deem proper:

(a) generally to exercise any of the powers of an owner with respect to the Trust Investments and other Trust Property held in the Trust;

(b) to determine, upon the advice of the Manager, the timing and amounts of distributions payable to Unitholders;

(c) to determine, upon the advice of the Manager, all material questions and matters of doubt which may arise in the course of the administration of the Trust or distribution of the Trust Property or upon the dissolution and termination of the Trust in accordance with the terms and conditions herein to the extent that such matters are not otherwise dealt with herein, including any questions which arise with respect to the implementation or interpretation of the Investment Restrictions; and

(d) to exercise all powers and to do all acts and things as are necessary or incidental to carry out the obligations referred to in this Section 4.28.

ARTICLE 5
STATEMENTS

Section 5.1 Investment Objectives and Strategy

The investment objectives of the Trust are to provide Unitholders with the benefits of high monthly cash distributions and low management fees together with the opportunity for capital appreciation by investing in an equally weighted diversified portfolio of Oil & Gas Income Trusts on a passive basis. The Trust will seek to achieve its investment objectives by investing the Trust Property in a Portfolio comprising an approximate equal dollar amount of securities of each Oil & Gas Income Trust listed on the TSX that satisfies the Investment Guidelines and Investment Restrictions and by rebalancing the Portfolio in accordance with the Rebalancing Criteria.

Section 5.2 Investment Guidelines

(a) Each Oil & Gas Income Trust included in the Portfolio will:

(i) operate principally as a conventional producer of oil and/or gas;

(ii) have a minimum Market Capitalization of at least $500 million at the time of investment, subject to the Rebalancing Criteria;

(iii) currently pay a regular distribution; and

(iv) be listed for trading on the TSX.

Pending investment in Oil & Gas Income Trusts that satisfy the above criteria and during temporary periods when the Trust Property may not be fully invested, the Trust Property or any portion thereof may be invested in Cash or Cash Equivalents.

(b) To the extent practicable, the Portfolio will at the time of acquisition be equally weighted based on the Total Assets of the Trust divided by the number of Oil & Gas Income Trusts included in the Portfolio.

(c) Notwithstanding (a) and (b) above, the Portfolio shall at all time comprise, at a minimum, the 15 largest Oil & Gas Income Trusts measured on the basis of Market Capitalization.

(d) In exceptional circumstances, the Manager may exercise its discretion to exclude or remove from the Portfolio any Oil & Gas Income Trust where the Manager considers that facts unrelated to the business of such Fund

may have a material adverse effect on the market price or value of such Oil & Gas Income Trust's securities.

Section 5.3 Rebalancing Criteria

The Portfolio will be rebalanced quarterly to adjust for changes in the market value of investments, to add any Oil & Gas Income Trusts which at the time of rebalancing newly qualify for inclusion and to remove any Oil & Gas Income Trusts having a Market Capitalization of less than $350 million or that otherwise no longer meet the Investment Guidelines or Investment Restrictions. Between rebalancing dates, the Fund, at the discretion of the Manager, may invest amounts available for working capital purposes under the Loan Facility in public offerings of new Oil & Gas Income Trusts that qualify for inclusion in the Portfolio. In order to rebalance the Portfolio or to determine the maximum amount that may be invested in any public offerings of new Oil & Gas Income Trusts that qualify for inclusion in the Portfolio in between rebalancing dates, the Manager will calculate the market value of the Portfolio as at the applicable rebalancing date and divide such market value by the number of Oil & Gas Income Trusts which are then eligible to be included in the Portfolio. Rebalancing transactions will be completed as soon as practicable thereafter.

Section 5.4 Investment Restrictions

(a) The Trust shall be subject to the investment restrictions listed below. If a percentage restriction on investment or use of assets set forth below as an investment restriction is adhered to at the time of the transaction, later changes to the market value of the Trust Investment or Total Assets will not be considered a violation of the Investment Restrictions or require the elimination of any Trust Investment. If the Trust receives from an issuer subscription rights to purchase securities of that issuer, and if the Trust exercises those subscription rights at a time when the Trust's holdings of securities of that issuer would otherwise exceed the limits set forth above, the exercise of those rights will not constitute a violation of the Investment Restrictions if, prior to the receipt of securities of that issuer on exercise of these rights, the Trust has sold at least as many securities of the same class and value as would result in the Investment Restriction being complied with. Notwithstanding the foregoing, the restrictions in clauses 5.4(a)(iv), (v) and (ix) must be complied with at all times and may necessitate the selling of Trust Investments from time to time. Except as otherwise provided herein, the Trust shall not:

(i) invest in an Oil & Gas Income Trust unless it meets the Investment Guidelines or Rebalancing Criteria;

(ii) purchase the securities of an issuer for the purpose of exercising control over management of that issuer;

(iii) borrow money, except that:

(A) short-term credits necessary for settlement of securities transactions are not considered borrowing; and

(B) the Trust may borrow in accordance with Section 4.3;

(iv) make or hold any investment that would result in the Trust failing to qualify as a "unit trust" within the meaning of paragraph 108(2)(b) of the *Income Tax Act*. In order for the Trust to so qualify:

(A) at all times at least 80% of the property of the Trust must consist of a combination of: shares; property that, under the terms or conditions of which or under an agreement, is convertible into, exchangeable for, or confers a right to acquire shares; bonds, debentures, mortgages, hypothecary claims, notes and other similar obligations; marketable securities; cash; real property situated in Canada and interests in real property situated in Canada; or rights to and interests in any rental or royalty computed by reference to the amount or value of production from a natural accumulation of petroleum or natural gas in Canada, from an oil or gas well in Canada or from a mineral resource in Canada;

(B) not less than 95% of the Trust's income for each year must be derived from, or from the disposition of, investments described in (A) above; and

(C) at no time may more than 10% of the Trust's property consist of bonds, securities or shares in the capital stock of any one corporation or debtor other than Her Majesty in right of Canada or a province or a Canadian municipality;

(v) make or hold any investment that would result in the Trust failing to qualify as a "mutual fund trust" within the meaning of the *Income Tax Act;*

(vi) purchase the securities of an issuer if, as a result of such purchase, the Trust would be required to make a take-over bid that is a "formal bid" for the purposes of the *Securities Act* (Ontario) or the equivalent provisions of applicable securities laws of any other jurisdiction.

(vii) with the exception of securities of the Trust's own issue, purchase securities from, sell securities to, or otherwise contract for the

acquisition or disposition of securities with the Manager, the Advisor or any of their respective affiliates, any officer, director or shareholder of any of them, any person, trust, firm or corporation managed by the Manager, the Advisor or any of their respective affiliates or any firm or corporation in which any officer, director or shareholder of the Manager or the Advisor may have a material interest (which, for these purposes, includes beneficial ownership of more than 10% of the voting securities of such entity) unless, with respect to any purchase or sale of securities, either: (a) any such transaction is effected through normal market facilities, and the purchase price approximates the prevailing market price; or (b) such purchase or sale is approved by a majority of the Manager's independent directors;

(viii) invest in the securities of any non-resident corporation or trust or other non-resident entity if the Trust would be required to mark its investment in such securities to market in accordance with proposed section 94.2 of the *Income Tax Act* or to include any significant amounts in income pursuant to proposed sections 94.1 or 94.3 of the *Income Tax Act,* as set forth in the proposed amendments to the *Income Tax Act* dealing with foreign investment entities released on October 30, 2003 (or amendments to such proposals, provisions as enacted into law or successor provisions thereto); or

(ix) invest in any Oil & Gas Income Trust upon the Manager becoming aware of any steps or proceedings under any federal or provincial bankruptcy or insolvency legislation taken by or against such Oil & Gas Income Fund or any announcement of any such steps.

(b) The Investment Restrictions shall comply with applicable laws, regulations or other requirements imposed by applicable regulatory authorities. If any such regulatory authority having jurisdiction over the Trust or any Trust Property shall enact any law, regulation or requirement which is in conflict with any Investment Restriction then in force, such Investment Restriction in conflict shall, if the Trustee on advice of Counsel to the Trust so resolves, be deemed to have been amended to the extent necessary to resolve any such conflict, and, notwithstanding Subsection 14.3(d)(ii), any such amendment shall not require the approval of the Unitholders, whether or not such amendment is material.

ARTICLE 6
ISSUE AND SALE OF UNITS

Section 6.1 Nature of Units

(a) The beneficial interests in the Trust shall be divided into interests of one class, described and designated as "Units", which shall be entitled to the rights and subject to the limitations, restrictions and conditions set out herein, and the interest of each Unitholder shall be determined by the number of Units registered in the name of the Unitholder.

(b) Each Unit represents an equal undivided beneficial interest in any distribution from the Trust (whether of Net Income, Net Capital Gains or other amounts) and in any net assets of the Trust in the event of termination or winding-up of the Trust. All Units outstanding from time to time shall be entitled to equal shares in (i) distributions when and as declared, and (ii) the proceeds of liquidation of the Trust Property in the event of termination or winding-up of the Trust, after satisfaction of all liabilities of the Trust, including the liabilities of the Trust to the Manager pursuant to the Management Agreement. All Units shall rank among themselves equally and rateably without discrimination, preference or priority.

Section 6.2 Number of Units

The Trust is authorized to issue an unlimited number of Units. Once issued, the number of outstanding Units may be consolidated or subdivided as the Trustee, at the direction of the Manager, shall determine provided that notice of any such consolidation or subdivision is first disseminated to the public by press release.

Section 6.3 Fractional Units

Fractions of Units may be issued which will have the same rights, restrictions, conditions and limitations attaching to whole Units in the proportion which they bear to a whole Unit, except that fractional Units will not have the right to vote.

Section 6.4 Allotment and Issue

Subject to the limitations of this Section 6.4, the Trustee shall allot and issue Units at such time or times and in such manner (including pursuant to any plan from time to time in effect relating to distributions of the Trust in Units in the manner contemplated in Section 10.3, payment of the management fee in Units pursuant to the Management Agreement, or any distribution reinvestment plan established by the Trust from time to time), and for such consideration and to such Person, Persons or class of Persons as the Manager in its sole discretion shall determine, having regard to such matters as would be considered by the board of directors of an OBCA Corporation when issuing shares in comparable circumstances. Units may be issued as fully paid in money, property or past services or on an instalment receipt basis. If and when issued, a Unit shall not, unless

issued on an instalment receipt basis, be subject to call or assessment by the Trustee. In the event that Units are issued in whole or in part for a consideration other than cash, the resolution allotting and issuing such Units shall express the fair equivalent in cash of the other consideration received. In the event Units are issued on an instalment receipt basis, the Trust may take security over the Units so issued as security for unpaid instalments and may assign all or any part of its interest in that security. Following the initial public Offering of Units (including Units issued upon the exercise of any over-allotment option), Units may not be issued for net proceeds per Unit less than the most recently calculated Net Asset Value per Unit prior to the date of the setting of the subscription price by the Trust.

Section 6.5 Limitations on Non-Resident Ownership

At no time may (i) non-residents of Canada, (ii) partnerships that are not Canadian partnerships or (iii) a combination of non-residents of Canada and such partnerships, each within the meaning of the *Income Tax Act*, be the beneficial owners of a majority of the Units and the Trustee shall inform the Transfer Agent of this restriction. If at any time the Trustee becomes aware, as a result of requiring declarations as to beneficial ownership under Section 7.16 or otherwise, that the beneficial owners of 40% of the Units then outstanding are, or may be, non-residents of Canada within the meaning of the *Income Tax Act* and/or partnerships that are not Canadian partnerships within the meaning of the *Income Tax Act*, or that such a situation is imminent, the Trustee may make a public announcement thereof and, if the Trustee makes a public announcement thereof, shall not accept a subscription for Units from or issue or register a transfer of Units to a Person unless the Person provides a declaration pursuant to Section 7.16 that the Person is not a non-resident of Canada within the meaning of the *Income Tax Act* and/or a partnership that is not a Canadian partnership within the meaning of the *Income Tax Act*. If, notwithstanding the foregoing, the Trustee determines that a majority of the Units are beneficially held by non-residents of Canada and/or by partnerships that are not Canadian partnerships, the Trustee may send a notice to such non-resident Unitholders and partnerships, chosen in inverse order to the order of acquisition or in such manner as the Trustee may consider equitable and practicable, requiring them to sell their Units or a specified portion thereof within a specified period of not less than 30 days. If the Unitholders receiving such notice have not sold the specified number of Units or provided the Trustee with satisfactory evidence that they are not non-residents or partnerships other than Canadian partnerships within such period, the Trustee may on behalf of such Unitholders sell such Units and, in the interim, shall suspend the voting and distribution rights attached to such Units. Upon such sale, the affected holders shall cease to be beneficial holders of Units and their rights shall be limited to receiving the net proceeds of sale of such Units, subject to Article 7, representing those Units.

Section 6.6 Rights, Warrants and Options

Subject to the restrictions contained in Sections 6.4 and 6.5, the Trustee may create and issue rights, warrants (including so-called "special warrants" which may be

exercisable for no additional consideration) or options to subscribe for fully paid Units and may issue Units on an instalment receipt basis. Subject to Sections 6.4 and 6.5, such rights, warrants or options may be exercisable, and such instalment receipts may be issued, at such subscription price or prices and at such time or times as the Trustee may determine. The rights, warrants or options so created may be issued for such consideration or for no consideration, all as the Trustee may determine. A right, warrant or option is not a Unit and a holder thereof is not a Unitholder.

Section 6.7 Commissions and Discounts

Subject to Sections 6.4 and 6.5, the Trustee may provide for the payment of commissions to Persons in consideration of their subscribing or agreeing to subscribe whether absolutely or conditionally for Units or of their agreeing to procure subscriptions therefor, whether absolute or conditional, having regard to such matters as would be considered by the board of directors of an OBCA Corporation when issuing shares in comparable circumstances.

Section 6.8 Initial Public Offering of Units

The Manager shall engage the Agents, as agents of the Trust, to offer Units for sale to the public on behalf of the Trust at the Offering Price in those jurisdictions of Canada in which all legal requirements for the distribution of Units have been fulfilled and upon the terms and conditions contained in the Agency Agreement (including the payment of the commissions to the Agents as set out therein). Units may be issued from time to time in accordance with the Agency Agreement against receipt of the Offering Price per Unit which Offering Price shall be satisfied by cash, securities or other property as the Manager determines and which, when received, shall constitute Trust Property.

Section 6.9 No Pre-Emptive Rights

No Person shall be entitled, as a matter of right, to subscribe for or purchase any Units.

Section 6.10 Donation of Units

Units may be donated to the Trust in which case they shall be cancelled and the holder thereof, if a registered holder, shall be removed from the register of Unitholders with respect to the donated Units.

ARTICLE 7
CERTIFICATES, REGISTRATION AND TRANSFER OF UNITS

Section 7.1 Nature of Unit Certificates

The provisions of this Article 7 shall not in any way alter the nature of the Units or the relationships of a Unitholder to the Trustee and of one Unitholder to another but are intended only to facilitate the issuance of certificates evidencing the ownership of

Units if desirable to issue them to Unitholders and the recording of all transactions in respect of Units and Unit Certificates whether by the Trust, securities dealers, stock exchanges, Transfer Agents or other persons.

Section 7.2 Certificates

Subject to the provisions of Section 8.1, every Unitholder or his duly authorized agent is entitled to a Unit Certificate bearing an identifying serial number in respect of the Units held by him, signed in the manner hereinafter prescribed, but the Trustee is not bound to issue more than one Unit Certificate in respect of a Unit or Units held jointly or in common by two or more Persons and delivery of a Unit Certificate to one of them shall be sufficient delivery to all.

Section 7.3 Certificate Fee

The Trustee may establish a reasonable fee to be charged for every Unit Certificate issued, and the fee shall be paid by the Trust.

Section 7.4 Unit Certificates

The Unit Certificate shall be in such form and shall contain such information as is from time to time approved by the Manager, subject to applicable law.

Section 7.5 Register of Unitholders

A register shall be kept by, or on behalf and under the direction of, the Trustee, which register shall contain the names and addresses of the Unitholders, the respective numbers of Units held by them, the certificate numbers of the Unit Certificates representing such Units and a record of all transfers and redemptions thereof. Subject to the provisions of Article 8, only Unitholders whose Units are so recorded shall be entitled to receive distributions and to exercise or enjoy the rights of Unitholders hereunder. The Person registered as a Unitholder on the register of the Trust shall be treated as the owner of such Unit for all purposes, including without limitation payment of any distribution, giving notice to Unitholders and determining the right to attend and vote at meetings of Unitholders. Accordingly, neither the Trustee nor the Manager shall be bound to recognize any transfer or attempted transfer, pledge or other disposition of a Unit, or any equitable or other claim with respect thereto, whether or not the Trust, the Trustee or the Manager shall have actual or other notice thereof, until such Unit shall have been transferred on the register of the Trust as herein provided. Notwithstanding the foregoing, in the event Units are issued as Book-Entry Only Units, the provisions of Article 8 shall apply.

Section 7.6 Transfer Agents and Registrars

In pursuance of its power to engage the services of consultants and agents, the Trustee may appoint itself or one of its affiliates and/or one or more chartered banks or banking institutions or trust companies to act as Transfer Agents for the Units (which may be but need not be the Trustee or the same chartered bank or banking institution or trust company) and may provide for the transfer of Units of the Trust in one or more

places within or outside Canada (provided that if such appointments are made there shall be a transfer agent and registrar within the Province of Ontario). The Trustee may enter into agency agreements with such Transfer Agents and may pay their compensation out of the Trust Property. In the event of such appointment, such Transfer Agents shall keep all necessary registers and other books (which may be kept on a computer or similar device) for recording original issues and registering and transferring the Units of the Trust. If the Trustee has appointed a Transfer Agent, no Unit Certificate shall be valid unless countersigned by or on behalf of a Transfer Agent. Except as required by this Declaration of Trust, or by the Trustee, such Transfer Agents shall perform those functions and duties usually performed by transfer agents of shares of corporations having share capital. In the case of an original issue of Units, any Transfer Agent may rely and act upon the written instruction of the Trustee without inquiry into the receipt by the Trust of, or the sufficiency of, the consideration for such original issue.

Section 7.7 Blank Certificates

In accordance with the usual custom of corporations with share capital which have a transfer agent, signed Unit Certificates in blank may be deposited by the Trustee with any Transfer Agent of the Trust, to be used by the Transfer Agent in accordance with the authority, conferred upon it as occasion may require, and in so doing neither the Trustee nor other signatory of such Unit Certificates shall be responsible for any loss resulting from such deposit.

Section 7.8 Transfer of Units

(a) Subject to Sections 6.4 and 6.5, Units shall be, for all purposes of the Trust and this Declaration of Trust, personal and moveable property, and shall be transferable at any time and from time to time by endorsement and delivery of the Unit Certificates in the same manner and subject to the same provisions and conditions, so near as may be, as are applicable to transfers of shares of OBCA Corporations. Transfers shall be recorded on the register of Unitholders and a new Unit Certificate for the Units so transferred shall be issued to the transferee, and in case of a transfer of only part of the Units represented by any Unit Certificate, a new Unit Certificate for the residue thereof shall be issued to the transferor. If Units are issued as Book-Entry Only Units, the provisions of Article 8 apply.

(b) The Trustee shall not impose any restriction on the transfer of Units except pursuant to Sections 6.4 and 6.5 unless such restriction is necessary, in the opinion of Counsel to the Trust: (i) as a condition of obtaining or maintaining the status of the Trust as a "unit trust" or "mutual fund trust" under the *Income Tax Act*; (ii) in order to comply with any applicable laws, regulations or other requirements imposed by regulatory authorities; or (iii) in order to obtain, maintain or renew any licences, rights, status or powers pursuant to any other applicable laws, regulations or other

requirements imposed by any stock exchange or other applicable regulatory authorities. If any such restriction is or becomes necessary, the Trustee shall have the power to restrict the transfer of Units on the books of the Trust without liability to Unitholders or others who are thereby restricted from making a transfer.

(c) The Trustee may require any Unitholder, upon demand from time to time, to disclose to the Trustee in writing such information with respect to direct and indirect ownership of Units as the Trustee may deem necessary to comply with any of the foregoing.

(d) Unit Certificates representing any number of Units may be exchanged without charge for Unit Certificates representing an equivalent number of Units in the aggregate. Any exchange of Unit Certificates may be made at the offices of any Transfer Agent appointed by the Trustee where registers are maintained for Unit Certificates pursuant to the provisions of this Article 7. Any Unit Certificates tendered for exchange shall be surrendered to the Trustee or appropriate Transfer Agent and then shall be cancelled.

Section 7.9 Successors in Interest of Unitholders

Any Person becoming entitled to any Units as a consequence of the death, bankruptcy or incompetence of any Unitholder, or otherwise by operation of law, shall be recorded as the holder of such Units and shall receive a new Unit Certificate (if Unit Certificates are being issued) therefor upon production of evidence thereof satisfactory to the Trustee and delivery of the existing Unit Certificate to the Trustee or a Transfer Agent of the Trust. Until such record is made, the Unitholder of record shall continue to be and be deemed to be the holder of such Units for all purposes, whether or not the Trust, the Trustee, the Manager, or a Transfer Agent of the Trust shall have actual or other notice of such death, bankruptcy, incompetence or other event.

Section 7.10 Units Held Jointly or in Fiduciary Capacity

The Trust may treat two or more Persons holding any Unit as joint owners of the entire interest therein unless their ownership is expressly otherwise recorded on the register of the Trust, but no entry shall be made in the register or on any Unit Certificate that any Person is in any other manner entitled to any future, limited or contingent interest in any Unit; provided, however, that any Person recorded as a holder of any Unit may, subject to the provisions herein contained, be described in the register or on any certificate as a fiduciary of any kind and any customary words may be added to the description of the holder to identify the nature of such fiduciary relationship.

Section 7.11 Performance of Trusts

The Trustee, the Manager, the Unitholders, any Transfer Agent or other agent of the Trust or the Trustee shall not be bound to see to the performance of any trust,

express, implied or constructive, or of any charge, pledge or equity to which any of the Units or any interests therein are or may be subject, or to ascertain or inquire whether any sale or transfer of any such Units or interests therein by any such Unitholder or his personal representatives is authorized by such trust, charge, pledge or equity, or to recognize any Person as having any interest therein, except for the Person recorded as Unitholder.

Section 7.12 Lost Certificates

In the event that Unit Certificates are issued and any Unit Certificate is lost, stolen, destroyed or mutilated, the Trustee may authorize the issuance of a new Unit Certificate for the same number of Units in lieu thereof. The Trustee may in its discretion, before the issuance of such new Unit Certificate, require the owner of the lost, stolen, destroyed or mutilated Unit Certificate, or the legal representative of the owner, to make such affidavit or statutory declaration setting forth such facts as to the loss, theft, destruction or mutilation as the Trustee deems necessary and may require the applicant to supply to the Trust a "lost certificate" or similar bond in such reasonable amount as the Trustee directs, indemnifying the Trustee, the Manager and the Transfer Agents for so doing. The Trustee shall have the power to acquire from an insurer or insurers a blanket lost security bond or bonds in respect of the replacement of lost, stolen, destroyed or mutilated Unit Certificates. The Trust shall pay all premiums and other sums of money payable for such purpose out of the Trust Property with such contribution, if any, by those insured as may be determined by the Trustee. If such blanket lost security bond is acquired, the Trustee may authorize and direct (upon such terms and conditions as the Trustee may from time to time impose) any Transfer Agent, trustee, paying agent or others to whom the indemnity of such bond extends to take such action to replace lost, stolen, destroyed or mutilated Unit Certificates without further action or approval by the Trustee. The Trustee shall be entitled to charge a reasonable fee to Unitholders for the replacement of lost Unit Certificates.

Section 7.13 Death of Unitholders

The death of a Unitholder during the continuance of the Trust shall not terminate the Trust or any of the mutual or respective rights and obligations created by or arising under this Declaration of Trust or give such Unitholder's legal representatives a right to an accounting or to take any action in the courts or otherwise against other Unitholders or the Trustee, the Manager, or the Trust Property, but shall only entitle the legal representatives of the deceased Unitholder to demand and receive, pursuant to the provisions of Section 7.9 hereof, a new Unit Certificate in place of the Unit Certificate held by the deceased Unitholder, and upon the acceptance thereof such legal representatives shall succeed to all rights of the deceased Unitholder under this Declaration of Trust.

Section 7.14 Unclaimed Interest, Dividends or Distributions

In the event that the Trustee holds any distributable amounts which are unclaimed or which cannot be paid for any reason, neither the Trustee nor its

distribution disbursing agent shall be under any obligation to invest or reinvest the same but shall only be obligated to hold the same in a current or other non-interest bearing account with a chartered bank or trust company, pending payment to the Person or Persons entitled thereto. The Trustee shall, as and when required by law, and may at any time prior to such required time, pay all or part of the distributable amounts so held to the public trustee (or other similar government official or agency) whose receipt shall be a good acquittance and discharge of the obligations of the Trustee.

Section 7.15 Notice to Unitholders of Non-Eligibility for Deferred Income Plans

If the Trustee becomes aware that the Units have ceased to be qualified investments for registered retirement savings plans, registered retirement income funds, deferred profit sharing plans and registered education savings plans (all within the meaning of the *Income Tax Act*) or any of such plans, the Trustee shall give notice to Unitholders at their latest address as shown on the register of Unitholders that Units have ceased to be qualified investments for such plans. The Trustee shall not be liable to the Trust or to any Unitholder for any costs, expenses, charges, penalties or taxes imposed upon a Unitholder as a result of or by virtue of a Unit not being a qualified investment for any such plan, notwithstanding any failure or omission of the Trustee to have given such notice, provided the Trustee has complied with Section 3.5.

Section 7.16 Declaration as to Beneficial Owner

The Trustee may require any Unitholder as shown on the register of Unitholders to provide a declaration, in form prescribed by the Trustee, as to the beneficial owner of Units registered in such Unitholder's name and as to the jurisdiction in which such beneficial owner is resident and such other information as may be necessary in order to carry out the provisions of this Declaration of Trust.

Section 7.17 Offer for Units

(a) In this Section 7.17:

(i) "**associate**" shall have the meaning given to such term in the *Securities Act* (Ontario);

(ii) "**Dissenting Unitholder**" means a Unitholder who does not accept an Offer referred to in subsection 7.17(c) and includes any assignee of the Unit of a Unitholder to whom such an Offer is made, whether or not such assignee is recognized under this Declaration of Trust;

(iii) "**Offer**" means an offer to acquire outstanding Units where, as of the date of the offer to acquire, the Units that are subject to the offer to acquire, together with the Offeror's Units, constitute in the aggregate 20% or more of all outstanding Units;

(iv) "**offer to acquire**" includes an acceptance of an offer to sell;

(v) "**Offeror**" means a Person, or two or more Persons acting jointly or in concert, who make an Offer;

(vi) "**Offeror's Notice**" means the notice described in subsection 7.17(c); and

(vii) "**Offeror's Units**" means Units beneficially owned, or over which control or direction is exercised, on the date of an Offer by the Offeror, any affiliate or associate of the Offeror or any person or company acting jointly or in concert with the Offeror.

(b) If an Offer for all of the outstanding Units (other than Units held by or on behalf of the Offeror or an affiliate or associate of the Offeror) is made and, by such Offer, the Offeror agrees to be bound by the provisions of this Article 7, and:

(i) within the time provided in the Offer for its acceptance or within 45 days after the date the Offer is made, whichever period is the shorter, the Offer is accepted by Unitholders representing at least 90% of the outstanding Units, other than the Offeror's Units;

(ii) the Offeror is bound to take up and pay for, or has taken up and paid for the Units of the Unitholders who accepted the Offer; and

(iii) the Offeror complies with subsections 7.17(c) and 7.17(e);

the Offeror is entitled to acquire, and the Dissenting Unitholders are required to sell to the Offeror, the Units held by the Dissenting Unitholders for the same consideration per Unit payable or paid, as the case may be, under the Offer.

(c) Where an Offeror is entitled to acquire Units held by a Dissenting Unitholder pursuant to subsection 7.17(b), and the Offeror wishes to exercise such right, the Offeror shall send by registered mail within 30 days after the date of termination of the Offer a notice (the "**Offeror's Notice**") to each Dissenting Unitholder stating that:

(i) Unitholders holding at least 90% of the Units of all Unitholders, other than Offeror's Units, have accepted the Offer;

(ii) the Offeror is bound to take up and pay for, or has taken up and paid for, the Units of the Unitholders who accepted the Offer;

(iii) Dissenting Unitholders must transfer their respective Units to the Offeror on the terms on which the Offeror acquired the Units of the

Unitholders who accepted the Offer within 21 days after the date of the sending of the Offeror's Notice; and

(iv) Dissenting Unitholders must send their respective Unit Certificate(s) to the Trust within 21 days after the date of the sending of the Offeror's Notice.

(d) A Dissenting Unitholder to whom an Offeror's Notice is sent pursuant to subsection 7.17(c), shall, within 21 days after the sending of the Offeror's Notice, send his or her Unit Certificate(s) to the Trust, duly endorsed for transfer, if a Unit Certificate has been provided.

(e) Within 21 days after the Offeror sends an Offeror's Notice pursuant to subsection 7.17(c) the Offeror shall pay or transfer to the Trustee, or to such other person as the Trustee may direct, the cash or other consideration that is payable to Dissenting Unitholders pursuant to subsection 7.17(b).

(f) The Trustee, or the person directed by the Trustee, shall hold in trust for the Dissenting Unitholders the cash or other consideration it receives under subsection 7.17(e), but such cash or other consideration shall not form any part of the Trust Property. The Trustee, or such persons, shall deposit cash in a separate account in a Canadian chartered bank, and shall place other consideration in the custody of a Canadian chartered bank or similar institution for safekeeping.

(g) Within 30 days after the date of the sending of an Offeror's Notice pursuant to subsection 7.17(c), the Trustee, if the Offeror has complied with subsection 7.17(e), shall:

(i) do all acts and things and execute and cause to be executed all instruments as in the Trustee's opinion may be necessary or desirable to cause the transfer of the Units of the Dissenting Unitholders to the Offeror;

(ii) send to each Dissenting Unitholder who has complied with subsection 7.17(d) the consideration to which such Dissenting Unitholder is entitled under this Section 7.17; and

(iii) send to each Dissenting Unitholder who has not complied with subsection 7.17(d) a notice stating that:

(A) his or her Units have been transferred to the Offeror;

(B) the Trustee or some other person designated in such notice are holding in trust the consideration for such Units; and

(C) the Trustee, or such other person, will send the consideration to such Dissenting Unitholder as soon as practicable after receiving such Dissenting Unitholder's Certificate(s) or such other documents as the Trustees or such other person may require in lieu thereof,

and the Trustee is hereby appointed the agent and attorney of the Dissenting Unitholders for the purposes of giving effect to the foregoing provisions.

(h) Subject to applicable law, an Offeror cannot make an Offer for Units unless, concurrent with the communication of the Offer to any Unitholder, a copy of the Offer is provided to the Trust.

ARTICLE 8
BOOK-ENTRY ONLY SYSTEM

Section 8.1 Book-Entry Only Certificate

Unless the Trustee otherwise determines and except for the Initial Unit, and subject to Section 8.4, registration of interests in and transfers of the Units will be made through the Book-Entry Only System. The Trustee shall request that the Transfer Agent register such Book-Entry Only Units in the name of CDS or its nominee in such denominations as the Trust may specify. A global Unit Certificate or Certificates representing such Book-Entry Only Units registered in the name of CDS or its nominee and authenticated by the Trustee will be held by CDS. No Beneficial Holder will receive definitive Unit Certificate(s) representing such Beneficial Holder's interest in the Book-Entry Only Units except as provided in Section 8.4. Unless and until definitive Unit Certificates have been issued to the Beneficial Holders pursuant to Section 8.4:

(a) all references herein to actions by, notices given to or by or payments made to Unitholders shall refer to actions taken by, or notices given to or by or payments made to CDS, where applicable, upon instruction from the CDS Participants;

(b) the Trustee, the Manager and the Transfer Agent may deal with CDS for all purposes (including the making of distributions on the Book-Entry Only Units) as the sole holder of the Book-Entry Only Units and the authorized representative of the Beneficial Holders and such dealings with CDS will constitute satisfaction or performance, as applicable, of their respective obligations hereunder;

(c) the rights of the Beneficial Holders shall be exercised only through CDS and shall be limited to those established by law and agreements between such Beneficial Holders and CDS or CDS Participants;

(d) CDS will make book-entry transfers among CDS Participants and receive and transmit distributions on the Book-Entry Only Units to such CDS Participants;

(e) a Beneficial Holder will have no direct rights as against the Trust or the Trustee or the Manager who may treat CDS as the sole Unitholder; and

(f) whenever this Declaration of Trust requires or permits actions to be taken based upon instructions or directions of Unitholders evidencing a specified percentage of the outstanding Units, such instructions or directions may be given by Beneficial Holders acting through CDS and CDS Participants owning Units evidencing the requisite percentage of Units and CDS shall be deemed to be counted in that percentage only to the extent that it has received instructions to such effect from the Beneficial Holders or CDS Participants and has delivered such instructions to the Trustee.

Section 8.2 Notice to Clearing Agency

Whenever a notice or other communication is required to be provided to Unitholders, unless and until definitive Unit Certificate(s) have been issued to Beneficial Holders pursuant to Section 8.4, the Trustee shall provide all such notices and communications to CDS and CDS shall deliver such notices and communications to the Beneficial Holders in accordance with the *Securities Act* (Ontario) and other applicable securities laws (including national policies or instruments).

Section 8.3 Liability

Subject to compliance with the provisions of Section 8.1, none of the Trust, the Trustee the Manager or the Transfer Agent shall have any responsibility or liability for any aspect of the records relating to or payments made by CDS to or for the benefit of Beneficial Holders on account of their beneficial interest in any Book-Entry Only Units.

Section 8.4 Definitive Certificates

If:

(a) CDS advises the Trust that it is no longer willing or able to discharge properly its responsibilities as depository with respect to the Book-Entry Only Units and the Trust is unable to locate a qualified successor; or

(b) the Trustee, upon the recommendation of the Manager, advises CDS in writing that it has elected to terminate its participation in the Book-Entry Only System in respect of the Units;

the Trustee shall so notify CDS and request that CDS notify all Beneficial Holders of the occurrence of any such event and of the availability to Beneficial Holders of definitive Unit Certificate(s). As soon as is reasonably practicable thereafter, upon the surrender

by CDS to the Trustee of the global Unit certificate or certificates representing the Book-Entry Only Units, the Trust shall execute and the Trustee shall certify and issue through CDS definitive Unit Certificate(s) in a form adopted by the Trustee and prepared in compliance with all applicable laws to the same extent as if the Trust were an OBCA Corporation, register such Unit Certificates in the names of such Persons as CDS may direct and deliver such Unit Certificates in accordance with the instructions of CDS, all based on instructions received by CDS from the Beneficial Holders, and cause the names of such Persons as CDS has instructed to be entered on the register. None of the Trust, the Trustee, the Manager or the Transfer Agent shall be liable for any delay in delivery of such instructions. Upon the issuance of definitive Unit Certificate(s), the Trustee shall recognize the registered holders of the definitive Unit Certificate(s) as holders of Units.

Section 8.5 Redemption of Units

(a) In order to exercise redemption privileges a Beneficial Holder of Units must deliver a Redemption Notice to the CDS Participant through which it holds its Units sufficiently in advance to allow such CDS Participant to deliver the Redemption Notice to CDS at its office in the City of Toronto on behalf of the Beneficial Holder, in time for CDS to surrender the Units subject to such Redemption Notice pursuant to Subsection 9.2(a) by no later than 5:00 p.m. (Toronto time) on the date which is 20 Business Days prior to the Redemption Date.

(b) By causing a CDS Participant to deliver to CDS a Redemption Notice, an owner shall be deemed to have irrevocably surrendered his Units for redemption and appointed such CDS Participant to act as his exclusive settlement agent with respect to the exercise of the redemption privilege and the receipt of payment in connection with the settlement of obligations arising from such exercise. Any expense associated with the preparation and delivery of the Redemption Notice will be for the account of the Beneficial Holder exercising the redemption privilege.

(c) Any Redemption Notice which CDS determines to be incomplete, not in proper form or not duly executed shall for all purposes be void and of no effect and the redemption privilege to which it relates shall be considered for all purposes not to have been exercised thereby. A failure by a CDS Participant to exercise redemption privileges or to give effect to the settlement thereof in accordance with the Beneficial Holder's instructions will not give rise to any obligations or liability on the part of the Trust or the Trustee to the CDS Participant or Beneficial Holder.

ARTICLE 9
REPURCHASE AND REDEMPTION OF UNITS

Section 9.1 Repurchase of Units

(a) The Trust may, in its sole discretion, from time to time purchase (in the open market or by invitation for tenders) Units for cancellation, subject to applicable law and stock exchange requirements.

(b) Immediately after the Closing Date, the Trust will purchase the Initial Unit from the Initial Unitholder, and the Initial Unitholder shall sell the Initial Unit to the Trust, for a purchase price of $10.00 and, upon the completion of such purchase and sale, the Initial Unit shall be cancelled and shall no longer be outstanding for any of the purposes of this Declaration of Trust.

Section 9.2 Redemption of Units

(a) Subject to the Trust's right to suspend redemption (as described in Section 9.2(d) below), Units may be surrendered for redemption to the principal office of the Trust's Transfer Agent in Toronto, Ontario. Units must be surrendered at least 20 Business Days prior to the Redemption Date (except for the Redemption Date occurring in November 2005 in which case Units must be surrendered at least 10 Business Days prior to the Redemption Date). The entitlement of a redeeming Unitholder will be determined on the relevant Redemption Date.

(b) The entitlement of a Unitholder to a redemption amount in respect of Units properly surrendered for redemption by a Unitholder at least 20 Business Days prior to the Redemption Date will be equal to the Net Asset Value per Unit determined in accordance with Section 10.5 as of the Redemption Date less any costs of funding the redemption, including commissions (the "**Redemption Amount**") and payment will be made by the Trust to the Unitholder on or before the tenth Business Day following such Redemption Date (the "**Redemption Payment Date**"). Any unpaid distribution payable to Unitholders of record on or before the Redemption Date in respect of Units tendered for redemption will also be paid on the Redemption Payment Date. All redemption payments shall be made by cheque, drawn on a Canadian chartered bank or a trust company in lawful money in Canada payable at par to or to the order of the Unitholder who has surrendered Units for redemption. Payments made by the Trust of the Redemption Amount are conclusively deemed to have been made upon the mailing of a cheque in a postage prepaid envelope addressed to the Unitholder unless such cheque is dishonoured upon presentment. Upon such payment, the Trust shall be discharged from all liability to the former Unitholder in respect of the Units so redeemed.

(c) Units may be surrendered for redemption by presentation by the Unitholder to the Transfer Agent of a Redemption Notice in a form acceptable to the Transfer Agent, specifying the number of Units to be redeemed, and if definitive Unit Certificates have been issued therefor, accompanied by such Unit Certificates, in each case at least 20 Business Days prior to the Redemption Date.

(d) The Manager, on behalf of the Trust, may direct the Trustee to suspend the redemption of Units or payment of redemption proceeds: (a) for the whole or any part of a period during which normal trading is suspended on one or more stock exchanges, options exchanges or futures exchanges on which more than 50% of the Oil & Gas Income Trusts included in the Portfolio (by value) are listed and traded; or (b) for any period not exceeding 120 days during which the Manager determines that conditions exist which render impractical the sale of assets of the Trust or which impair the ability of the Manager to determine the value of the assets of the Trust. The suspension may apply to all requests for redemption received prior to the suspension, but as for which payment has not been made, as well as to all requests received while the suspension is in effect. In such circumstances, all Unitholders shall have, and shall be advised that they have, the right to withdraw their requests for redemption. The suspension shall terminate in any event on the first Business Day on which the condition giving rise to the suspension has ceased to exist provided that no other condition under which a suspension is authorized then exists. To the extent not inconsistent with official rules and regulations promulgated by any government body having jurisdiction over the Trust, any declaration of suspension made by the Manager shall be conclusive.

(e) Subject to Section 9.2(d), from and after the date the Units are surrendered for redemption, such Units shall cease to be entitled to share in the income or any participation in the assets of the Units and the Unitholder thereof shall not be entitled to exercise any of the rights of holders of Units in respect thereof other than the right to be paid the Redemption Amount in respect of such Units and to receive the amount of all unpaid Distributions in respect of such Units which were payable on or before the Redemption Date unless payment of the Redemption Amount or unpaid Distributions shall not have been made on the Redemption Payment Date or shall have been dishonoured.

(f) Any and all Units which have been surrendered for redemption shall be deemed to be outstanding until, but not after, the close of business on the Redemption Date. Thereafter, the Unitholder who surrendered such Units for redemption shall cease to have any rights as a Unitholder in respect of

such Units other than the right to be paid the Redemption Amount in respect of such Units and to receive the amount of all unpaid Distributions in respect of such Units which were payable on or before the Redemption Date unless payment of the Redemption Amount or unpaid Distributions shall not have been made on the Redemption Payment Date or shall have been dishonoured.

ARTICLE 10
DISTRIBUTIONS TO UNITHOLDERS

Section 10.1 Distributions

(a) The first Distribution Date of the Trust shall be no later than November 12, 2004 to Unitholders of record on October 29, 2004. The Trustee shall for each Distribution Date cause the Distributable Cash of the Trust to be determined in respect of the immediately preceding Record Date and shall distribute all Distributable Cash to Unitholders of record as at the close of business on the immediately preceding Record Date in accordance with the Pro Rata Share of each Unitholder on that Record Date. Each Unitholder shall have the right to enforce the payment of its share of Distributable Cash on any Distribution Date or, where such Distribution Date occurs in the month of January, on the Record Date for such distribution; provided that such distributions may, at the option of the Trustee and subject to compliance with applicable securities laws and the requirements of other regulatory authorities, be satisfied by the issuance of additional Units having a value equal to the cash shortfall. For the purposes of this Section 10.1, the value of the additional Units to be issued shall be determined using the closing trading price (or if there was no trade, the average of the last bid and the last ask prices) of the Units on such Distribution Date, (or, if such Distribution Date is not a Business Day, on the last Business Day preceding the Distribution Date) on the principal stock exchange where the Units are listed or, if not so listed, such other value as the Trustee shall determine. Distributions made pursuant to this Section 10.1 shall be regarded as payments on account of Net Income and Net Capital Gains and to the extent that the aggregate of such distributions paid or payable during any taxation year of the Trust exceed the aggregate of Net Income and Net Capital Gains for such taxation year, such excess shall be regarded as a distribution on account of capital. The Trust may make other distributions at any time in addition to monthly distributions if the Manager considers it appropriate to do so.

(b) With respect to any distribution by the Trust in or in respect of a taxation year, the Trust shall make available to each Unitholder annually on or about March 31 of the following year information necessary to enable such

Unitholder to complete an income tax return with respect to amounts paid or payable by the Trust to the Unitholders in the preceding taxation year of the Trust.

Section 10.2 Allocation for Income Tax Purposes

Net Income and Net Capital Gains for any taxation year of the Trust shall be allocated to each person who was a Unitholder at any time during such taxation year in an amount calculated by multiplying such Net Income or Net Capital Gains by a fraction, the numerator of which is the portion of Total Distributions received or that become receivable by such Unitholder pursuant to Section 10.1 and the denominator of which is the aggregate amount of Total Distributions.

Section 10.3 Additional Distributable Amount to Become Payable

On December 31 of each taxation year of the Trust (an "**Additional Distribution Date**"), an amount equal to the Additional Distributable Amount shall be payable to each person who was a Unitholder of record as at the close of business on December 31 of such year (a "**Payee**") in accordance with the Pro Rata Share of each Unitholder on December 31 of such year. Each Payee shall have the right to enforce the payment of its share of distributions pursuant to this Section 10.3 on each Additional Distribution Date; provided that such distributions may, at the option of the Trustee and subject to compliance with applicable securities laws and the requirements of other regulatory authorities, be satisfied by the issuance of additional Units having a value equal to the cash shortfall. For the purposes of this Section 10.3, the value of the additional Units to be issued shall be determined using the closing trading price (or if there was no trade, the average of the last bid and the last ask prices) of the Units on such Additional Distribution Date, (or, if such Additional Distribution Date is not a Business Day, on the last Business Day preceding the Additional Distribution Date) on the principal stock exchange where the Units are listed or, if not so listed, such other value as the Trustee shall determine. Following such issue of additional Units, the outstanding Units of the Fund will be automatically consolidated on a basis such that the number of consolidated Units (before giving effect to any redemption of Units on such date) is equal to the number of Units outstanding immediately preceding the Additional Distribution Date, except in the case of a non-resident Unitholder if tax was required to be withheld in respect of the distribution, in which case the consolidation will result in such Unitholder holding that number of Units equal to (i) the number of Units held by such Unitholder prior to the distribution plus the number of Units received by such Unitholder in connection with the distribution (net of withholding taxes) multiplied by (ii) the fraction obtained by dividing the aggregate number of Units outstanding prior to the distribution by the aggregate number of Units that would be outstanding following the distribution and before the consolidation if no withholding were required in respect of any part of the distribution payable to any Unitholder.

Section 10.4 Payment of Distributions

Unless a Unitholder is a participant in any distribution reinvestment plan established by the Trust from time to time, all cash distributions payable to a Unitholder pursuant to Sections 10.1(a) and 10.3, less any amount required to be withheld therefrom under applicable law, shall be paid in Canadian funds by the mailing or delivery of a cheque to each registered Unitholder or in such other manner as the Trustee determines. Any payments so made shall, unless the cheque is not honoured on presentation, discharge the Trust and the Trustee from all liability to the Unitholder in respect of the amount thereof plus any amount required by law to be withheld.

Section 10.5 Calculation of Net Asset Value per Unit

(a) The Net Asset Value per Unit shall be calculated as of the Valuation Time on each Valuation Date by the Manager in accordance with the provisions of this Declaration of Trust. The Net Asset Value per Unit calculated as of the Valuation Time on any Valuation Date shall remain in effect until the Valuation Time on the next following Valuation Date. The Net Asset Value per Unit on any Valuation Date shall be calculated by dividing the Net Asset Value on such Valuation Date by the total number of Units outstanding on such Valuation Date. The Net Asset Value per Unit shall be expressed in Canadian dollars.

(b) In calculating the Net Asset Value per Unit on such Valuation Date, Net Asset Value will be calculated by subtracting the aggregate amount of the Trust's liabilities from the Total Assets. The Total Assets on such Valuation date are to be determined as follows:

(i) the value of any cash on hand or on deposit, bill, demand note, account receivable, prepaid expense, distribution, dividend or other amount received (or declared to holders of record of securities owned by the Trust on a date before the Valuation Date as of which the Total Assets are being determined, and to be received) and interest accrued and not yet received shall be deemed to be the full amount thereof provided that if the Manager has determined that any such deposit, bill, demand note, account receivable, prepaid expense, distribution, dividend or other amount received (or declared to holders of record of securities owned by the Trust on a date before the Valuation Date as of which the Total Assets are being determined, and to be received) or interest accrued and not yet received is not otherwise worth the full amount thereof, the value thereof shall be deemed to be such value as the Manager determines to be the fair market value thereof;

(ii) the value of any bonds, debentures, and other debt obligations shall be valued by taking the average of the bid and ask prices on a

Valuation Date at such times as the Manager, in its discretion, deems appropriate. Short-term investments including notes and money market instruments shall be valued at cost plus accrued interest;

(iii) the value of any security which is listed or traded upon a stock exchange (or if more than one, on the principal stock exchange for the security, as determined by the Manager) shall be determined by taking the latest available sale price of recent date, or lacking any recent sales or any record thereof, the simple average of the latest available offer price and the latest available bid price (unless in the opinion of the Manager such value does not reflect the value thereof and in which case the latest offer price or bid price shall be used), as at the Valuation Date on which the Total Assets are being determined, all as reported by any means in common use, provided that for the purpose of calculating the Redemption Amount, the value of any security will be equal to the weighted average trading price over the last three Business Days of the month in which the Redemption Date occurs;

(iv) the value of any security which is traded over-the-counter will be priced at the average of the last bid and asked prices quoted by a major dealer in such securities;

(v) the value of any security or other asset for which a market quotation is not readily available will be its fair market value on the Valuation Date on which the Total Assets are being determined as determined by the Manager (generally the Manager will value such security at cost until there is a clear indication of an increase or decrease in value);

(vi) any market price reported in currency other than Canadian dollars shall be translated into Canadian currency at the rate of exchange available to the Trust from the Custodian on the Valuation Date on which the Total Assets are being determined;

(vii) listed securities subject to a hold period will be valued as described above with an appropriate discount as determined by the Manager and investments in private companies and other assets for which no published market exists will be valued at the lesser of cost and the most recent value at which such securities have been exchanged in an arm's length transaction which approximates a trade effected in a published market, unless a different fair market value is determined to be appropriate by the Manager; and

(viii) the value of any security or property to which, in the opinion of the Manager, the above principles cannot be applied (whether because no price or yield equivalent quotations are available as above provided, or for any other reason) shall be the fair market value thereof determined in good faith in such manner as the Manager from time to time adopts.

Section 10.6 Publication of Net Asset Value Per Unit

The Trust will make available to the Canadian financial press for publication on a weekly basis the Net Asset Value per Unit.

Section 10.7 Withholding Taxes

The Trust shall deduct or withhold from distributions payable to any Unitholder all amounts required by law to be withheld from such distribution.

ARTICLE 11
MANAGEMENT SERVICES

Section 11.1 Management Services

The Trustee shall appoint or retain a Manager to manage the business and affairs of the Trust on such terms and conditions as the Trustee shall determine. Except as otherwise provided herein or as expressly prohibited by law, the Trustee may grant or delegate to the Manager such authority as the Trustee may in its sole discretion deem necessary or desirable to effect the actual administration of the duties of the Trustee under this Declaration of Trust, without regard to whether such authority is normally granted or delegated by trustees. The Trustee may grant broad discretion to the Manager to, among other things, administer and manage the day-to-day operations of the Trust, to act as agent for the Trust, to execute documents on behalf of the Trust and to make decisions which conform to general policies and general principles set forth herein or established by the Trustee. The Manager shall have the powers and duties expressly provided for herein and in the Management Agreement, including the power to make all decisions regarding the business of the Trust and to further delegate administration of the Trust, where in the discretion of the Manager, it would be in the best interests of the Unitholders to do so.

Section 11.2 Duties of Manager

Under the terms of the Management Agreement, the Manager is responsible for providing, or causing to be provided, management and administrative services and facilities to the Trust, including, without limitation:

(a) monitoring the performance of Persons, including the Advisor, appointed to maintain the Portfolio in accordance with the Investment Guidelines, Rebalancing Criteria and Investment Restrictions, as well as managing

relationships with the Custodian, registrar and transfer agent, auditors, legal counsel and other organizations or professionals serving the Trust;

(b) monitoring the suitability of the Investment Guidelines and preparing for adoption by the Unitholders of any amendments to the Investment Guidelines, Rebalancing Criteria or Investment Restrictions which the Manager believes are in the best interests of the Trust and Unitholders;

(c) the authorization and payment on behalf of the Trust of expenses incurred on behalf of the Trust and the negotiation of contracts with third party providers of services (including, but not limited to, custodians, transfer agents, legal counsel, auditors and printers);

(d) the provision of office space, telephone service, office equipment, facilities, supplies and executive, secretarial and clerical services;

(e) the preparation of accounting, management and other reports, including such interim and annual reports to Unitholders, financial statements, tax reporting to Unitholders and income tax returns as may be required by applicable law;

(f) keeping and maintaining the books and records of the Trust and the supervision of compliance by the Trust with record keeping requirements under applicable regulatory regimes;

(g) the calculation of the amount, and the determination of the frequency, of Distributions by the Trust;

(h) communications and correspondence with Unitholders and the preparation of notices of Distributions to Unitholders;

(i) establishing and monitoring the Distribution Reinvestment Plan, and amending, modifying, suspending or terminating the Distribution Reinvestment Plan in a manner which the Manager believes is in the best interests of Unitholders;

(j) ensuring that the Net Asset Value per Unit is calculated at the times referred to in the prospectus and provided to the financial press for publication on a weekly basis;

(k) general investor relations and responding to investors' inquiries in respect of the Trust;

(l) dealing with banks and custodians, including the maintenance of bank records and the negotiation and securing of bank financing or refinancing;

(m) the setting of debt levels of the Trust, subject to the Investment Restrictions;

(n) liquidating the Portfolio in an orderly manner, to the extent necessary, and using the proceeds therefrom to reduce indebtedness of the Trust or for any other reason where the Trust requires cash to meet its obligations;

(o) obtaining such insurance as the Manager considers appropriate for the Trust;

(p) arranging for the provision of services by CDS for the administration of the Book-Entry Only System with respect to the Units;

(q) reviewing fees and expenses charged to the Trust and ensuring the timely payment thereof; and

(r) ensuring:

   (i) that the Trust complies with all regulatory requirements and applicable stock exchange listing requirements;

   (ii) the preparation and delivery of the Trust's reports to, and dealing with, relevant securities regulatory authorities and any similar organization of any government or any stock exchange to which the Trust is obligated to report;

   (iii) the organization of meetings of Unitholders; and

   (iv) the provision of such other managerial and administrative services as may be reasonably required for the ongoing business and administration of the Trust.

Section 11.3 Terms and Conditions of Management Agreement

The Trustee shall initially retain Brompton Energy Trust Management Limited to act as the Manager. In the event that the Manager resigns or is terminated as Manager for whatever reason, any new Manager appointed by the Trustee shall enter into an agreement which contains terms and conditions similar to the Management Agreement.

Section 11.4 Termination of Management Agreement

(a) The Management Agreement may be terminated at any time by the Trustee on 90 days' written notice with the approval of the Unitholders by an Ordinary Resolution passed at a duly convened meeting called for the purpose of considering such Ordinary Resolution, provided that Unitholders holding at least 10% of the Units outstanding on the record date of the meeting vote in favour of such Ordinary Resolution.

(b) The Management Agreement may be terminated by the Trustee at any time (i) on 30 days' written notice to the Manager in the event of the persistent failure of the Manager to perform its duties and discharge its obligations under the Management Agreement, or the continuing malfeasance or misfeasance of the Manager in the performance of its duties under the Management Agreement, or (ii) on 10 days' written notice to the Manager for an uncured breach of this Agreement by the Manager following written notice of such breach by the Trustee.

(c) The Management Agreement may be terminated by the Trustee immediately in the event of the commission by the Manager of any fraudulent act and shall be automatically terminated if the Manager becomes bankrupt, insolvent or makes a general assignment for the benefit of its creditors.

(d) The Manager may resign and the Management Agreement may be terminated upon 120 days' notice by the Manager to the Trustee.

(e) In the event that the Management Agreement is terminated as provided above, the Trustee shall promptly appoint a successor Manager to carry out the activities of the Manager.

(f) Any subsequent Manager so appointed will be subject to removal or termination with the approval of the Unitholders by an Ordinary Resolution approved at a meeting of Unitholders called for that purpose in accordance with the provisions set forth in Article 14.

(g) Any arrangement between the Trust and the Manager or any affiliate thereof not otherwise specifically referred to in this Declaration of Trust shall be on terms no less favourable to the Trust than those available from arm's length parties (within the meaning of the *Income Tax Act*) for comparable services.

Section 11.5 Assignment of Management Agreement

The Manager may assign the Management Agreement to any party with the approval of the Unitholders by an Ordinary Resolution approved at a meeting duly called for such purpose in accordance with the provisions set forth in Article 14, provided that any assignment of the Management Agreement by the Manager to an affiliate shall not require Unitholder approval.

Section 11.6 Offerings

The Trustee hereby delegates to the Manager responsibility for any and all matters relating to the issuance of Units, including:

(a) ensuring compliance with all applicable laws;

(b) all matters relating to the content of any Offering Documents, the accuracy of the disclosure contained therein, and the certification thereof;

(c) all matters concerning the terms of any material contracts pertaining to such Offering; and

(d) all matters concerning any underwriting agreement or agency agreement, including the Agency Agreement, providing for the sale of Units or rights to Units.

Section 11.7 Standard of Care

The Management Agreement shall provide that the Manager shall exercise its powers and perform its duties honestly, in good faith and in the best interests of the Unitholders and shall exercise the care, diligence and skill that a prudent and qualified manager would exercise in comparable circumstances.

Section 11.8 Execution of Agreements by the Manager

The Manager may, and if directed by the Manager in writing, the Trustee shall, execute any agreements on behalf of the Trust as the Manager shall have authorized within the scope of any authority delegated to it hereunder.

Section 11.9 Power of Attorney

Without limiting any of the other provisions of this Article 11, the Trustee hereby irrevocably delegates to the Manager from time to time the full power and authority, and irrevocably constitutes the Manager its true and lawful attorney in fact, to sign on behalf of the Trust all prospectuses, annual information forms, management proxy circulars, financial statements, other Offering Documents and any other documents or agreements ancillary or similar thereto or to complete the transactions contemplated thereby that are required to be signed by the Trust from time to time.

Section 11.10 Liability of Trustee

Subject to applicable law, the Trustee shall have no liability or responsibility for any matters delegated to the Manager hereunder or under the Management Agreement, and the Trustee, in relying on the Manager shall be deemed to have complied with its obligations under Section 3.5 and shall be entitled to the benefit of the indemnity provided in Section 15.4.

Section 11.11 Performance of Obligations

In the event that the Manager is unable or unwilling to perform its obligations under the Management Agreement, or there is no Manager, the Trustee shall either perform all obligations of that Manager thereunder or shall be entitled to engage another Person that is duly qualified to perform such obligations.

Section 11.12 Compensation of Manager

For its services, the Manager shall be entitled to receive a management fee from the Trust in such amount and upon the terms set out in the Management Agreement.

ARTICLE 12
ADVISORY SERVICES

Section 12.1 Portfolio Management and Advisory Services

The Manager, on behalf of the Trust, shall retain an Advisor to make investment decisions with respect to the Trust Property in accordance with the Investment Guidelines and Rebalancing Criteria and subject to the Investment Restrictions and on such terms and conditions as are set out in the Advisory Agreement or as the Manager, on behalf of the Trust, shall determine. The Manager shall monitor the activities of the Advisor in order to verify that the Advisor is properly performing the services and discharging the duties owed to the Trust.

Section 12.2 Duties of the Advisor

The Advisor will purchase the Trust Investments to comprise the Portfolio and will maintain the Portfolio in accordance with the Investment Guidelines and Rebalancing Criteria and subject to the Investment Restrictions. The Advisor will select brokers and dealers to execute portfolio transactions on behalf of the Trust and will transmit purchase and sale orders to such brokers and dealers.

Section 12.3 Terms and Conditions of Advisory Agreement

The Manager on behalf of the Trust shall initially retain Brompton Capital Advisors Inc. to act as the Advisor. In the event that the Advisor resigns or is terminated as Advisor for whatever reason, any new Advisor appointed by the Manager on behalf of the Trust in accordance with this Declaration of Trust shall sign an agreement which contains terms and conditions similar to the Advisory Agreement. The Advisor will act at all times on a basis which is fair and reasonable to the Trust, honestly and in good faith and in the best interests of the Unitholders and, in connection therewith, exercise the degree of care, diligence and skill that a reasonably prudent investment advisor and portfolio manager would exercise in comparable circumstances.

Section 12.4 Termination of Advisory Agreement

(a) The Advisory Agreement may be terminated by the Manager on behalf of the Trust or by the Advisor prior to the expiration of the then current term as set out in Section 12.4(b).

(b) The Advisor's appointment may be terminated as provided for in the Advisory Agreement, which shall include a termination right by the Manager on behalf of the Trust at any time on 90 days' written notice to

the Advisor or on 10 days' written notice to the Advisor for an uncured breach of the Advisory Agreement by the Advisor following written notice of such breach by the Manager, on behalf of the Trust, on 30 days' written notice to the Advisor in the event of a persistent failure by the Advisor to perform its obligations and covenants and discharge its obligations under this Agreement, or immediately in the event of insolvency or liquidation of the Advisor or if the Advisor becomes bankrupt or passes a resolution approving its liquidation, winding-up or dissolution or deemed dissolution or makes a general assignment for the benefit of its creditors or if the Advisor ceases to be registered as an advisor in the category of investment counsel/portfolio manager under the *Securities Act* (Ontario). The Advisor's appointment may be immediately terminated by the Manager, on behalf of the Trust, in the event of the commission by the Advisor of any fraudulent act in the performance of its duties under the Advisory Agreement or if there has been any misrepresentation by the Advisor in the Advisory Agreement.

(c) In the event that the Advisory Agreement is terminated as provided above, the Manager on behalf of the Trust shall promptly appoint a successor Advisor to carry out the activities of the Advisor.

(d) Any arrangement between the Trust and the Advisor or any affiliate thereof not otherwise specifically referred to in this Declaration of Trust shall be on terms no less favourable to the Trust than those available from arm's length parties (within the meaning of the *Income Tax Act*) for comparable services.

Section 12.5 Liability of Trustee

Subject to applicable law, the Trustee shall have no liability or responsibility for any matters delegated to the Advisor hereunder or under the Advisory Agreement, and the Trustee, in relying on the Advisor shall be deemed to have complied with its obligations under Section 3.5 and shall be entitled to the benefit of the indemnity provided in Section 15.4.

Section 12.6 Performance of Obligations

In the event that the Advisor is unable or unwilling to perform its obligations under the Advisory Agreement, or there is no Advisor, the Manager on behalf of the Trust shall be entitled to engage another Person that is duly qualified to perform such obligations.

Section 12.7 Compensation of Advisor

For its services, the Advisor shall be entitled to receive an advisory fee from the Manager, payable out of the fees payable to the Manager pursuant to the Management Agreement, in such amount and upon the terms as determined by the Manager.

ARTICLE 13
CUSTODIAL ARRANGEMENTS

Section 13.1 Appointment

The Manager, on behalf of the Trust, shall appoint a Canadian chartered bank or trust company (the "**Custodian**") to act as Custodian of the Trust Property. The Manager shall ensure that the Custodian and any sub-custodian is an institution permitted to act as a custodian of portfolio securities of a closed-end investment trust.

Section 13.2 Obligations

With respect to the Trust Property which it holds in safekeeping, the Custodian shall:

(a) complete transactions only in accordance with instructions given by the Manager or the Advisor;

(b) detach and realize on maturity any coupons;

(c) surrender and realize the Trust Property as soon as reasonably practicable after maturity or redemption upon receipt of disposal instructions;

(d) make payments in accordance with the instructions of the Manager, the Advisor, the Trustee or as contemplated by this Declaration of Trust;

(e) keep accurate accounts of investments, receipts and transactions in connection with its obligations as Custodian hereunder, which accounts and all records relating thereto shall be open at reasonable times to inspection and audit by the Manager, the Advisor, the Trustee and the Auditor; and

(f) furnish the Manager, within 90 days following December 31 in each year or such other period as may be agreed upon by the Manager and the Trustee, and within 60 days after its removal or resignation as Custodian, with a written account setting forth investments, receipts, disbursements and other transactions effected by it during such period. Upon the expiration of 90 days from the date of filing such annual or other accounts with the Manager, the Custodian shall be forever relieved and discharged from liability or accountability to anyone with respect to the propriety of its acts and transactions shown in any such account, except with respect to such acts or transactions to which the Manager or Trustee has objected by written statement delivered to the Custodian within such 90 day period.

Section 13.3 Use of Sub-Custodians and Depositories

(a) The Custodian may be authorized to appoint such sub-custodians as the Trustee and the Manager may agree upon from time to time, provided such sub-custodians and any agreements therewith meet any

requirements imposed by law (including the provisions of any applicable national or local policy of any applicable Canadian securities administrators) from time to time. The Custodian shall review on a periodic basis, and in any event no less frequently than annually, all arrangements with sub-custodians to ensure continued compliance with such requirements. In addition, the Custodian shall, within 60 days of the end of the financial year of the Trust, provide the Trust with a report setting out the names and addresses of all sub-custodians appointed by the Custodian holding securities for the Trust and stating whether to the best of the knowledge and belief of the Custodian after making reasonable inquiry such sub-custodians meet such requirements.

(b) Either the Custodian or any sub-custodian may use depository facilities of CDS or such other domestic or foreign depository system or clearing agent as the Custodian or any sub-custodian may deem advisable provided such depository or clearing agency is duly authorized under the laws of its jurisdiction of incorporation or organization to operate a trans-national book based system. The Custodian or any sub-custodian may forward to such depositories any securities now or hereafter received by the Custodian or such sub-custodian pursuant to this Declaration of Trust which are eligible or hereafter become eligible for deposit at the said depositories, to be registered in the name of a nominee of the depository and to be held in an account in the name of the Custodian or such sub-custodian along with other securities held by the depository on behalf of the Custodian or such sub-custodian, and in fulfilling instructions from the Trust, the Custodian or such sub-custodian may receive and deliver securities through the depository's clearing service.

(c) Any sub-custodian appointed by the Custodian may appoint a sub-sub-custodian as the Trustee and the Manager may agree upon from time to time, provided any such appointment and all arrangements in respect thereof meet any requirements imposed by law (including the provisions of any policies adopted by any applicable Canadian securities administrators) from time to time.

Section 13.4 Standard of Care

In carrying out its duties hereunder, including the selection and retention of sub-custodians and the giving of instructions to sub-custodians, the Custodian shall exercise the same care which the Custodian gives its own assets of a similar kind which are kept by the Custodian; provided, however, that the Custodian shall be liable for any loss which occurs as a result of the negligence or wrongful act of its employees, directors or officers. The Custodian shall not warrant title or guarantee the authenticity of any security received by it or a sub-custodian pursuant to this Article 13.

Section 13.5 Registration

All securities which are not registered in the name of the Trust shall be registered in the name of the Custodian, or in the name of a sub-custodian or depository, or their respective nominees, with an account number or other designation sufficient to establish that the beneficial ownership of the securities is vested in the Trust. Where securities are held in bearer form, the Custodian shall designate or segregate them so as to establish that the beneficial ownership of such securities is vested in the Trust. Regardless of the form of registration, the Custodian shall not be responsible for advising the Trust of the expiry of rights or warrants in connection with the securities or to present for redemption or exchange any securities which may be called for such purpose and the Custodian is not responsible for examining lists of drawn and redeemed bonds or notices relating to coupons or dividends.

Section 13.6 Audit

The Custodian shall permit the Auditors to inspect, during normal business hours, the securities of the Trust held by the Custodian, provided that the Custodian has received prior written notice of such inspection and the date and time of such inspection is agreeable to the Custodian and the Custodian is advised by such written notice of the identity and means of identifying the persons who shall make the inspection.

Section 13.7 Fees

The fees and expenses of the Custodian for acting as custodian of the assets of the Trust shall be based upon such fee schedule as the Manager and the Custodian may agree to from time to time. The fees of any sub-custodian appointed as contemplated by Section 13.3 shall be borne by the Custodian.

Section 13.8 Cash Balances

The Custodian or any sub-custodian appointed by it may retain any cash balances of the Trust on deposit with it in an account with itself or any of its affiliates which bears interest at its daily non-chequing savings rate or such other rate as it may determine without being liable to account for any profit resulting from the use of such cash balances while on deposit. The Custodian or such sub-custodian may from time to time change the above-mentioned interest rate without notice.

Section 13.9 Compliance with Law

The Custodian may be authorized to take or refrain from taking any action with respect to its obligations under this Article 13 where required by applicable law. The Custodian may suspend or limit any transfer of the Trust Property hereunder if required by law or by circumstances beyond its control.

Section 13.10 Removal and Resignation

The Custodian may be removed by the Trustee or the Manager, on behalf of the Trust, upon 60 days' written notice. The Custodian may be removed by the Trustee or the Manager immediately in the event the Custodian is declared bankrupt or shall be insolvent or the assets or the business of the Custodian shall become liable to seizure or confiscation by any public or governmental authority or the Custodian may resign upon 60 days' written notice to the Manager whereupon the Manager shall on behalf of the Trustee and for the benefit of the Trust retain a successor Custodian to carry out the activities of the Custodian.

ARTICLE 14
MEETINGS OF UNITHOLDERS

Section 14.1 Meetings of Unitholders

A meeting of the Unitholders may be called at any time by the Trustee and shall be called by the Trustee upon written request of Unitholders holding in the aggregate not less than ten percent of the Units then outstanding, which request must specify the purpose or purposes for which such meeting is to be called. Meetings of Unitholders shall be held at the head office of the Trust, or such other place as the Trustee shall determine and designate. The chairman of any meeting of Unitholders shall be such Person as is specified by resolution of the Trustee or, in the absence of such Person or resolution, any Person appointed as chairman of the meeting by the Unitholders present. The Manager, on behalf of the Trust, shall take all necessary steps to obtain regulatory relief from the requirement under certain provincial securities statutes for the Trust to hold annual meetings of Unitholders. If such regulatory relief is obtained, no annual meetings of Unitholders will be held unless otherwise required by the TSX.

Section 14.2 Notice of Meetings and Quorum

(a) Notice of all meetings of Unitholders shall be given in accordance with applicable laws. Any adjourned meeting may be held as adjourned, without further notice. The accidental omission to give notice to or the non-receipt of notice by a Unitholder shall not invalidate any meeting of Unitholders or any action taken by Unitholders at such meeting. Notwithstanding the foregoing, a meeting of Unitholders may be held at any time without notice if all the Unitholders are present or represented thereat or those not so present or represented have waived notice. Any Unitholder (or duly appointed proxy of a Unitholder) may waive any notice required to be given under the provisions of this Section, and such waiver, whether given before or after the meeting, shall cure any default in the giving of such notice.

(b) At any meeting of Unitholders, subject as hereinafter provided, a quorum shall consist of two or more persons present in person or by proxy

representing not less than five percent of the Units then outstanding. In the event of such quorum not being present on the date for which the meeting is called within one-half hour after the time fixed for the holding of such meeting, the meeting, if convened upon the request of Unitholders, shall be dissolved, but in any other case, the meeting shall stand adjourned to such day being not less than 14 days later and to such place and time as may be appointed by the chairman of the meeting and if at such adjourned meeting a quorum as defined above is not present, the Unitholders present either in person or by proxy shall be deemed to constitute a quorum.

Section 14.3 Voting Rights of Unitholders

(a) The Declaration of Trust may be amended by the written consent of the Unitholder in lieu of a meeting if there is only one Unitholder.

(b) Except as required by Section 14.3(c) and Section 14.3(d), the Declaration of Trust may be amended by an Ordinary Resolution.

(c) The following may only be undertaken with the approval of Unitholders by an Ordinary Resolution passed at a meeting called for the purpose of considering such Ordinary Resolution, provided that Unitholders holding at least ten percent of the Units outstanding on the record date of the meeting vote in favour of such Ordinary Resolution:

(i) any termination of the Management Agreement other than termination in circumstances where the Manager has been removed by the Trustee pursuant to the Declaration of Trust or the Management Agreement or the Manager has resigned;

(ii) any liquidation, dissolution or termination of the Trust;

(iii) the sale of all or substantially all of the assets of the Trust other than in the ordinary course of business; and

(iv) any amendment to this Section 14.3(c) of this Declaration of Trust except as permitted by Section 14.3(e).

(d) The following may only be undertaken with the approval of the Unitholders by an Extraordinary Resolution:

(i) the termination of the Trustee or any of its affiliates as the trustee of the Trust;

(ii) any change in the Investment Guidelines, Rebalancing Criteria or Investment Restrictions of the Trust unless such changes are necessary to ensure compliance with applicable laws, regulations or

other requirements imposed by applicable regulatory authorities from time to time;

(iii) any material change in the Management Agreement, other than its termination;

(iv) any increase in the fee paid to the Manager;

(v) any amendment, modification or variation in the provisions or rights attaching to the Units;

(vi) any issue of Units for net proceeds per Unit less than the most recently calculated Net Asset Value per Unit prior to the date of the setting of the subscription price by the Trust;

(vii) any change in frequency of calculating Net Asset Value per Unit to less often than weekly; and

(viii) any amendment to this Subsection 14.3(d) of this Declaration of Trust except as permitted by Subsection 14.3(e).

(e) The Trustee is entitled to amend the Declaration of Trust without the consent of, or notice to, the Unitholders, to:

(i) remove any conflicts or other inconsistencies which may exist between any terms of the Declaration of Trust and any provisions of any law, regulation or requirements of any governmental authority applicable to or affecting the Trust;

(ii) make any change or correction which is of a typographical nature or is required to cure or correct any ambiguity or defective or inconsistent provision, clerical omission, mistake or manifest error contained therein;

(iii) bring the Declaration of Trust into conformity with applicable laws, rules and policies of Canadian securities regulators or with current practice within the securities or investment fund industries, provided such amendments do not, in the opinion of the Manager, adversely affect the pecuniary value of the interest of the Unitholders or restrict any protection for the Trustee or the Manager or increase their respective responsibilities;

(iv) maintain the status of the Trust as a "mutual fund trust" and a "registered investment" for the purposes of the Income Tax Act or to respond to amendments to such Act or to the interpretation or administration thereof; or

(v) provide added protection or benefit to Unitholders.

(f) A declaration by the chairman of a duly constituted meeting of Unitholders as to the results of any vote of Unitholders, by ballot or otherwise, shall be deemed to be the decision of the Unitholders.

(g) At all meetings of Unitholders, each holder of Units entitled hereunder to vote thereat shall have one vote for each whole Unit held.

(h) Neither the Manager nor any affiliate of the Manager shall be entitled to vote any Units held by it in any vote of Unitholders respecting the Manager or the Management Agreement. Neither the Advisor nor any affiliate of the Advisor shall be entitled to vote any Units held by it in any vote of Unitholders respecting the Advisor or the Advisory Agreement.

(i) Except as set forth in Sections 11.4 and 16.5 and in this Section 14.3, no action taken by the Unitholders and no resolution of the Unitholders at any meeting shall in any way bind the Trustee other than any resolution of the Unitholders in respect of any matter required by securities laws, stock exchange rules or other laws or regulations to be submitted to the Unitholders for their approval. Any action taken or resolution passed in respect of any matter at a meeting of Unitholders shall be carried out in the manner set forth in this Section 14.3 by Ordinary Resolution of the Unitholders unless otherwise specifically provided under any specific provision of this Declaration of Trust.

(j) Every resolution passed in accordance with the provisions of the Declaration of Trust at a meeting of Unitholders shall be binding on all Unitholders, whether present at or absent from such meeting, and each Unitholder shall be bound to give effect accordingly to every such resolution.

Section 14.4 Record Dates

For the purpose of determining the Unitholders who are entitled to receive notice of and vote at any meeting or any adjournment thereof, or who are entitled to receive any distribution, or for the purpose of any other action, the Trustee may from time to time, without notice to Unitholders, close the transfer books for such period, not exceeding 30 days, as the Trustee may determine; or without closing the transfer books the Trustee may fix a date as a record date for the determination of Unitholders entitled to receive notice of and vote at such meeting or any adjournment thereof or to be treated as Unitholders of record for purposes of such other action, and any Unitholder who was a Unitholder at the time so fixed shall be entitled to receive notice of and vote at such meeting or any adjournment thereof, even though he has since that date disposed of his Units, and no Unitholder becoming such after that date shall be entitled

to receive notice of and vote at such meeting or any adjournment thereof or to be treated as a Unitholder of record for purposes of such other action.

Section 14.5 Proxies

At any meeting of Unitholders, any holder of Units entitled to vote thereat may vote by proxy and a proxy need not be a Unitholder, provided that no proxy shall be voted at any meeting unless it shall have been placed on file with the Trustee, or with such other agent of the Trust as the Trustee may direct, prior to the commencement of such meeting. If approved by the Trustee, proxies may be solicited by the Trust naming the Manager, or any director or officer of the Manager, as proxy and the cost thereof paid out of the Trust Property. When any Unit is held jointly by several Persons, any one of them may vote at any meeting in person or by proxy in respect of such Unit, but if more than one of them shall be present at such meeting in person or by proxy, and such joint owners or their proxies so present disagree as to any vote to be cast, such vote shall not be received in respect of such Unit. The instrument appointing any proxy shall be in such form and executed in such manner as the Trustee may from time to time determine.

Section 14.6 Financial Statements

The Trust shall prepare and file such financial statements and other continuous disclosure documents as are required by applicable law.

Section 14.7 Other Unitholder Information

(a) The Manager will cause to be maintained with respect to the Trust the same records, where applicable, as are required to be maintained by Section 140(1) of the OBCA. Unitholders will be entitled to have access to such records and to take extracts therefrom, including obtaining a list of Unitholders, to the same extent and subject to the same conditions as provided in Section 145(1) of the OBCA.

(b) In addition to the financial statements referred to in Section 14.6, the Manager will furnish to Unitholders on or before March 31 of each year such other reports as are from time to time required by applicable law, including prescribed forms needed for completion of the Unitholders' tax returns under the *Income Tax Act* and equivalent provincial legislation.

Section 14.8 Appointment of Inspector

The Trustee shall call a meeting of Unitholders upon the written request of Unitholders holding in the aggregate not less than ten percent of the Units then outstanding for the purpose of considering the appointment of an inspector to investigate the performance by the Trustee and the Manager of their responsibilities and duties in respect of the Trust and an inspector may be appointed for such purpose, at the expense of the Trust, at such meeting by an Ordinary Resolution.

Section 14.9 Notice to Unitholders

Any and all notices to which any Unitholder hereunder may be entitled and any and all other communications to Unitholders may be provided in such manner as permitted by applicable law and shall be deemed to have been duly given if mailed, postage prepaid, addressed to any Unitholder of record at his address of record on the register of Unitholders of the Trust, or at such other address as shall be furnished in writing by him to the Trust for such purpose and published in a national newspaper.

ARTICLE 15
LIABILITY OF TRUSTEE, MANAGER, ADVISOR AND UNITHOLDERS AND OTHER MATTERS

Section 15.1 Liability of Trustee

The Trustee as trustee shall be liable to the Trust for any loss, damage, claim, cost, charge, expense or liability resulting from wilful misconduct, bad faith, negligence or disregard of the Trustee's obligations hereunder or occasioned by any breach by the Trustee of the standard of care and duty prescribed by Section 3.5.

Section 15.2 General Limitation of Liability and Indemnification

(a) The Trustee, the Manager, the Advisor, the Custodian and consultants and agents of the Trust, in incurring any debts, liabilities or obligations, or in taking or omitting any other actions for or in connection with the affairs of the Trust are, and shall be conclusively deemed to be, acting for and on behalf of the Trust, and not in their own personal capacities.

(b) No Unitholder shall be subject to any personal liability whatsoever, in tort, contract or otherwise, to any Person in connection with Trust Property or the obligations or the affairs of the Trust or with respect to any agreement relating to the Trust or with respect to any act or omission of the Trustee, the Manager, the Advisor, the Custodian or any other Person in the performance or exercise, or purported performance or exercise, of any obligation, power, discretion or authority conferred upon the Trustee, the Manager, the Advisor, the Custodian or such other Person whether under this Declaration of Trust or otherwise or with respect to any transaction entered into by the Trustee, the Manager, the Advisor, the Custodian or by any other Person whether pursuant to this Declaration of Trust or otherwise, and all such Persons shall look solely to the Trust Property for satisfaction of claims of any nature arising out of or in connection therewith and the Trust Property only shall be subject to levy or execution. No Unitholder shall be liable to indemnify the Trustee, the Manager, the Advisor, the Custodian or any other Person with respect to any such liability incurred or with respect to any taxes payable by the Trust or by the Trustee, the Manager, the Advisor, the Custodian or any

other Person on behalf of or in connection with the Trust, except to the extent that any such liability may be satisfied from the Trust Property. Nothing herein shall preclude the Trustee from exercising any rights granted to it under the *Income Tax Act* or any other applicable taxation legislation to withhold from amounts payable to Unitholders or otherwise recover from Unitholders any taxes which the Trust has paid on behalf of Unitholders.

(c) Subject to Sections 15.1 and 15.4 hereof, and except as provided in, or for any material breach or default of the obligations under, this Declaration of Trust, the Management Agreement, the Advisory Agreement or any agreement that the Advisor or the Custodian has with the Trust, by the Trustee, the Manager, the Advisor or the Custodian, as the case may be, none of the Trustee, the Manager, the Advisor or the Custodian, nor any director, officer, employee, consultant or agent thereof (collectively the "**Responsible Parties**") shall be subject to any liability whatsoever, in tort, contract or otherwise, in connection with Trust Property or the affairs of the Trust, including in respect of any loss or diminution in value of any Trust Property, or the purchase, sale or retention of any Trust Investment by the Manager or the Advisor, on behalf of the Trust, to the Trust or to any Responsible Party or to Unitholders, or any of them, or to any other Person for anything done or permitted to be done by any of them including, without limitation, the failure to compel in any way any former or acting Trustee to redress any breach of trust in respect of the execution of the duties of its office or in respect of the affairs of the Trust. Except to the extent provided in this Section 15.2(c), no Responsible Party shall be subject to any personal liability for any debts, liabilities, obligations, claims, demands, judgments, costs, charges or expenses (including legal costs) against or with respect to the Trust arising out of anything done or permitted by any of them to be done in respect of the execution of the duties of their office or for or in respect of the affairs of the Trust. The Trust shall be solely liable therefor and resort shall be had solely to the Trust Property for the payment or performance thereof. The Trustee shall not be liable for the acts or omissions of the Manager, the Advisor or the Custodian.

(d) If, notwithstanding the provisions of this Declaration of Trust, the Trustee, the Manager, the Advisor, the Custodian or any Unitholder or any of their directors, officers, employees, consultants or agents shall be held personally liable as such to any other Person in respect of any debt, liability or obligation incurred by or on behalf of the Trust, or, subject to Sections 15.1, 15.2(c) and 15.4 hereof, any action taken or omitted or in connection with the affairs of the Trust, the Trustee, the Manager, the Advisor, the Custodian and any Unitholder and their directors, officers,

employees, consultants and agents shall be entitled to indemnity and reimbursement out of the Trust Property to the full extent of such liability and the costs of any litigation or other proceedings in which such liability shall have been determined, including the fees and disbursements of counsel.

(e) For greater certainty, in this Article 15, the terms Trustee, Manager, the Advisor and Custodian shall include, where the context so requires, the directors, officers, employees, consultants and agents thereof.

Section 15.3 Exculpatory Clauses in Instruments

The Trustee and the Manager shall use reasonable means to inform all Persons having dealings with the Trust of the limitation of liability set forth in Section 15.2 and shall cause to be inserted in any written agreement, undertaking or obligation made or issued on behalf of the Trust an appropriate statement of the disavowal and limitation of liability as set forth in Section 15.2, but the omission of such statement from any such instrument shall not render the Trustee, the Manager, the Advisor, the Custodian or any Unitholder or consultant or agent of the Trust liable to any Person, nor shall the Trustee, the Manager, the Advisor, the Custodian or any Unitholder or any consultant or agent of the Trust be liable to any Person for such omission. If, notwithstanding this provision, the Trustee, the Manager, the Advisor or any Unitholder or any consultant or agent of the Trust shall be held liable to any other Person by reason of the omission of such statement from any such agreement, undertaking or obligation, such Trustee, Manager, the Advisor, the Custodian, Unitholder, consultant or agent shall be entitled to indemnity and reimbursement out of the Trust Property to the full extent of such liability and the costs of any litigation or other proceedings in which such liability shall have been determined, including the fees and disbursements of counsel. Notwithstanding the foregoing, the Trustee shall not execute on behalf of the Trust a loan agreement, promissory note or other document evidencing or related to the borrowing of money by the Trust unless such document contains an appropriate statement of disavowal and limitation of liability as set forth in Section 15.2.

Section 15.4 Indemnification and Reimbursement

(a) Subject to Section 15.5, each Person who is, or shall have been the Trustee, the Manager, the Advisor, the Custodian or any Unitholder, or a director, officer, employee, consultant or agent thereof, and each Person who shall have served as a director or officer of any entity at the request of the Trustee or the Manager (collectively, the "**Indemnified Parties**"), shall be indemnified and reimbursed by the Trust out of the Trust Property against all liabilities and expenses (including judgments, fines, penalties, interest, amounts paid in settlement with the consent of the Trustee and counsel fees and disbursements on a solicitor and client basis) reasonably incurred in connection with such Indemnified Party being or having been such Trustee, Manager, the Advisor, Custodian or Unitholder or director,

officer, employee, consultant or agent thereof, or having served as a director or officer of any entity at the request of the Trustee or the Manager, including in connection with any action, suit or proceeding to which any Indemnified Party may hereafter be made a party by reason of being or having been such Trustee, Manager, the Advisor, Custodian or Unitholder or director, officer, employee, consultant or agent thereof, or having served as a director or officer of any entity at the request of the Trust, except for liabilities and expenses resulting from the Indemnified Party's wilful misconduct, bad faith, negligence, disregard of its duties or standard of care, or material breach or default of the Indemnified Party's obligations under the relevant agreement between such Indemnified Party and the Trust. An Indemnified Party shall not be entitled to satisfy any right of indemnity or reimbursement granted herein, or otherwise existing under law, except out of the Trust Property, and no Unitholder or other Person shall be personally liable to any person with respect to any claim for such indemnity or reimbursement as aforesaid.

(b) For purposes of the preceding paragraph, (i) "action, suit or proceeding" shall include every action, suit or proceeding, civil, criminal, administrative, investigative or other, (ii) the right of indemnification conferred thereby shall extend to any threatened action, suit or proceeding and the failure to institute it shall be deemed its final determination, (iii) advances may be made by the Trust against costs, expenses and fees incurred in respect of the matter or matters as to which indemnification is claimed, provided that any advance shall be made only if the Trust receives an opinion of Counsel to the effect that, on the basis of the facts known to such Counsel that such Trustee, Manager, the Advisor, Custodian or Unitholder or director, officer, employee, consultant or agent thereof is entitled to indemnification under this Section 15.4. The foregoing right of indemnification shall not be exclusive of any other rights to which the Trustee, Manager, the Advisor, Custodian or any Unitholder or director, officer, employee, consultant or agent thereof may be entitled as a matter of law or which may be lawfully granted to such Person and the provisions of this Section 15.4 are severable, and if any provisions hereof shall for any reason be determined invalid or ineffective, the remaining provisions of this Declaration of Trust relating to indemnification and reimbursement shall not be affected thereby.

Section 15.5 Further Limitation on Indemnification

The Trust shall have no liability to reimburse any Person for transfer or other taxes or fees payable on the transfer of Units, fees relating to any distribution reinvestment plan or any income or other taxes assessed against any Person by reason of ownership or disposition of Units, or for any losses suffered by reason of changes in the market value or net asset value of Units.

Section 15.6 Funds of the Trustee

The Trustee shall not be required to expend or risk its own funds or otherwise incur financial liability in the performance of any of its duties hereunder, or in the exercise of any of its rights or powers hereunder, unless it shall have received adequate indemnity or security against such risk or liability satisfactory to it.

Section 15.7 Trustee to Declare Interest

If the Trustee has, directly or indirectly, any interest in any contract or transaction to which the Trust is or is to be a party, it shall declare such interest in such contract or transaction to the Manager and shall at that time disclose the nature and extent of such interest.

Section 15.8 Trustee may have other Interests

Without affecting or limiting the duties and responsibilities or the limitations, exculpations and indemnities provided in this Declaration of Trust, the Trustee is hereby expressly permitted:

(a) to be an affiliate of a Person from whom any Trust Property has been or is to be purchased or to whom any Trust Property has been or is to be sold by the Trust;

(b) to use, in other capacities, knowledge gained in its capacity as the Trustee, provided that it may not make use of any specific confidential information for its own benefit or advantage or for the benefit or advantage of any other Person that, if generally known, might reasonably be expected to affect materially the value of any of the Units;

(c) to be, or to be an affiliate of, any Person with whom the Trust contracts or deals, or which supplies services to the Trust, including as an underwriter, banker, registrar, transfer agent, distribution agent and custodian of the Trust, as warrant trustee under any warrant indenture governing warrants issued by the Trust and as depository appointed by the Trust under any instalment receipt arrangement of the Trust; and in respect of such contract or arrangement the Trustee agrees to fulfil the obligations of underwriter, banker, registrar, transfer agent, distribution agent, custodian, warrant trustee or depository, as the case may be, set out in any document addressing the obligations of underwriter, banker, registrar, transfer agent, distribution agent, custodian, warrant trustee and depository, as applicable, signed by the Trustee as such;

(d) to acquire, hold and sell Units as an affiliate of or fiduciary for any other Person, or as an affiliate of any Person who acquires, holds or sells Units, and to exercise all rights of a holder thereof as if it were not the Trustee;

(e) to acquire, hold and dispose of, for its own account, any property, real or personal, even if such property is of a character which could be held by the Trust and to exercise all rights of an owner of such property as if it were not the Trustee; and

(f) to have business interests of any nature and to continue such business interests while the Trustee, including the rendering of professional or other services and advice to other Persons for gain.

Section 15.9 Retention of Benefits by Trustee

Provided the Trustee discloses the nature and extent of its interest in any contract or transaction as required by Section 15.7, the Trustee is hereby expressly permitted (notwithstanding any liability which might otherwise be imposed by law or in equity upon such Trustee as a trustee) to derive direct or indirect benefit, profit or advantage from time to time as a result of the relationships, matters, contracts, transactions, affiliations or other interests permitted under Section 15.8 and such Trustee shall not be liable in law or in equity to pay or account to the Trust, or to any Unitholder, whether acting individually or on behalf of itself and other Unitholders as a class, for any such direct or indirect benefit, profit or advantage nor shall any contract or transaction be void or voidable at the instance of the Trust or any Unitholder.

Section 15.10 Interests of Consultants and Agents

(a) Any consultant or agent of the Trust may, while so engaged and so long as it complies with this Declaration of Trust and any other applicable agreements:

(i) acquire, hold and dispose of any property, real or personal, for its account even if such property is of a character which could be held by the Trust, and may exercise all rights of an owner of such property as if it were not a consultant or agent, as the case may be;

(ii) have business interests of any nature and may continue such business interests for its own account including the rendering of professional or other services and advice to other persons for gain; and

(iii) acquire, hold and sell Units in its own capacity or as an affiliate of or fiduciary for any other Person, or as an affiliate of any Person who acquires, holds or sells Units, and may exercise all rights of a holder thereof as if it were not a consultant or agent of the Trust, provided that it may not make use of any specific confidential information for its own benefit or advantage that, if generally known, might reasonably be expected to affect materially the value of any of the Units;

and such activities shall be deemed not to conflict with its duties as a consultant or agent of or to the Trust. Except as otherwise specifically agreed with the Trust, no consultant or agent of the Trust shall have any duty to present to the Trust any investment opportunity which it may receive in any capacity other than as consultant or agent of the Trust, and its failure to present to the Trust any such investment opportunity shall not make such consultant or agent liable in law or in equity, to pay, or account to the Trust, or to any Unitholder whether acting individually or on behalf of himself and other Unitholders as a class, for any benefit, profit or advantage derived therefrom.

(b) For greater certainty, the services of the Manager under the Management Agreement and the Advisor under the Advisory Agreement, respectively, shall not be exclusive, and nothing in the Management Agreement or the Advisory Agreement shall prevent any such Person, or, any affiliate thereof, from providing similar services to other investment funds and other clients (whether or not their investment objectives and policies are similar to those of the Trust) or from engaging in other activities.

Section 15.11 Execution of Instruments and Apparent Authority

(a) Any instrument executed in the name of the Trust or on behalf of the Trust by the Trustee or the Manager shall constitute and shall be deemed to constitute a valid obligation of the Trust enforceable in accordance with its terms as if executed by the Trustee.

(b) Any Person dealing with the Trust in respect of any matters pertaining to the Trust Property and any right, title or interest therein, or to the Trust or to the Units shall be entitled to rely on a certificate, statutory declaration or resolution executed or certified by the Trustee or the Manager as to the capacity, power and authority of the Trustee, Manager, Advisor, Custodian, consultant or agent or any other Person authorized to act for and on behalf and in the name of the Trust. No Person dealing with the Trustee, Manager, Advisor, Custodian, or any consultant or agent of the Trust, shall be bound to see to the application of any funds or property passing into the hands or control of such Trustee, Manager, Advisor, Custodian, consultant or agent of the Trust. The receipt of the Trustee, Manager, Advisor, Custodian, or of authorized consultants or agents of the Trust, for moneys or other consideration, shall be binding upon the Trust.

Section 15.12 Execution of Documents by Manager

Any approval, consent, direction, order or request required or permitted by this Declaration of Trust to be given or made by the Manager shall (except where otherwise expressly provided herein) be sufficiently given or made if expressed in writing signed

in the name of the Manager by one of its duly authorized representatives, as the same may be designated from time to time by the Manager in writing.

Section 15.13 Execution of Documents by Trustee

The Trustee may appoint any Person or Persons on behalf of the Trust either to sign documents generally, or to sign specific documents. Any documents so signed by such Person or Persons shall be binding upon the Trust without any further authorization or formality.

Section 15.14 Reliance

(a) The Trustee shall be entitled to rely on statements, advice or opinions (including financial statements and Auditors' reports) of the Manager, the Advisor, the Custodian, consultants, the Auditors, Counsel or agents whose profession gives authority to a statement made by them on the subject in question and who are considered by the Trustee to be competent.

(b) Subject to Section 3.5 hereof, the Trustee shall be fully protected in relying upon any instruments or directions given by an officer, director, employee or agent of the Advisor or Manager or by a broker, Custodian or any Unitholder, or by such other parties as may be authorized to give instructions or directions to the Trustee. If required by the Trustee, the Custodian, the Advisor and the Manager shall file with the Trustee a certificate of incumbency setting forth the names of parties authorized to give instructions or directions to the Trustee together with specimen signatures of such persons and the Trustee shall be entitled to rely on the latest such certificate of incumbency filed with it. The Trustee, the Custodian, the Advisor and the Manager shall each be fully protected in acting upon any instrument, certificate or paper believed by it to be genuine and signed or presented by the proper person or persons.

ARTICLE 16
AUDITORS

Section 16.1 Qualification of Auditors

The Auditors shall be a nationally recognized firm of chartered accountants qualified to practice in the Province of Ontario.

Section 16.2 Appointment of Auditors

The initial Auditors of the Trust shall be PricewaterhouseCoopers LLP, Chartered Accountants, who shall hold office at such remuneration as may be agreed upon by the Auditors and the Manager.

Section 16.3 Reports of Auditors

The Auditors shall audit the accounts of the Trust at least once in each year, shall make a report to the Trustee and the Unitholders on the annual financial statements of the Trust and fulfil such other responsibilities as they may properly be called upon to assume.

Section 16.4 Access to Records

The Auditors shall have access to all records relating to the affairs of the Trust including the relevant records of the Advisor, the Trustee, the Custodian and any Transfer Agent.

Section 16.5 Appointment of Auditors

If the position of Auditors becomes vacant at any time, the Manager shall, on behalf of the Trustee pursuant to the power granted to the Trustee under Section 4.17, appoint new Auditors. The Unitholders may at a meeting of the Unitholders duly called and held for that purpose, remove the Auditors before the expiration of their term of office and appoint another Auditors to hold office by Ordinary Resolution (provided that the only Persons whose names may be put into nomination shall be Persons who meet the requirements of Section 16.1).

ARTICLE 17
TERMINATION OF TRUST

Section 17.1 Termination of the Trust

(a) The Trust created hereby commenced on the date of execution of the Declaration of Trust and shall continue until the date specified in an Ordinary Resolution of Unitholders calling for the termination of the Trust approved at a duly called meeting of Unitholders, provided that Unitholders holding at least 10% of the Units outstanding on the record date of the meeting vote in favour of such Ordinary Resolution and further provided that at least 90 days' written notice has been given to the Manager by the Trustee of the date so fixed by the Unitholders for the termination of the Trust. The Trust shall issue a press release regarding the passing of such Ordinary Resolution and such termination and shall do all such other acts as may be required by applicable law."

(b) Notwithstanding Subsection 17.1(a) or any other provision hereof, until completion of the sale by the Trust of Units in connection with the initial Offering to the public of Units, the Trust may be terminated or this Declaration of Trust may be amended in any respect by an instrument executed by the Trustee and the Settlor.

(c) Notwithstanding Subsection 17.1(a) or an other provision hereof, in the event that the Manager resigns pursuant to Subsection 11.4(d) and no new Manager is appointed by the Trustee within 120 days of the Manager giving notice to the Trustee of such resignation, the Trust will automatically terminate on the date which is 60 days following the end of such 120 day period.

(d) Prior to the Termination Date, the Manager will instruct the Advisor to convert the Trust Investments to cash to the extent practicable and will satisfy or make appropriate provision for all liabilities of the Trust.

(e) The Manager may, in its discretion and upon not less than 30 days' prior written notice to the Unitholders, postpone the Termination Date by a period of up to 180 days if the Advisor advises the Manager that the Advisor will be unable to convert all of the Trust Investments to cash prior to the original Termination Date and the Manager determines it would be in the best interests of the Unitholders to do so.

(f) Prior to the Termination Date, the Trustee shall proceed to wind up the affairs of the Trust and may fulfil or discharge the contracts of the Trust, perform or cause the Auditors to perform any final audit of the Trust Property, collect the Trust's assets, sell, convey, assign, exchange, transfer or otherwise dispose of all or any part of the remaining Trust Property to one or more Persons at public or private sale for consideration which may consist in whole or in part of cash, securities or other property of any kind, discharge or pay its liabilities, and do all other acts appropriate to liquidate its affairs. The Trustee shall sell and convert into money the Trust Property and after paying, retiring or providing for the payment of all known liabilities and obligations of the Trust, and providing for indemnity against any other outstanding liabilities and obligations, the Trustee shall divide the proceeds of sale, and any portion of the Trust Property not sold in connection with such termination, among the Unitholders rateably according to the respective number of Units held by them. In making any sale under this provision, the Trustee shall have the power to sell by public auction or by private contract and to buy in or rescind or vary any contract of sale and to resell without being answerable for loss and, for said purposes, to do all things, including the execution and delivery of documents, as may be shown to be in its judgment necessary or desirable in connection therewith. The powers of sale and all other powers herein given to the Trustee shall continue as to all property at any time remaining in its hands or ownership, even though the time fixed for distribution of Trust Property may have passed. Any securities or other Trust Property the liquidation of which is not practicable or in

respect of which the Manager considers liquidation not to be appropriate prior to the Termination Date shall be distributed to Unitholders in specie.

(g) To the extent that the affairs of the Trust have not been completely wound up and all of the Trust Property distributed to Unitholders on or prior to the Termination Date, this Declaration of Trust shall continue in force and effect to the extent necessary or desirable to permit the Trustee to complete the winding up of the affairs of the Trust and distribute the remaining Trust Property to Unitholders as soon as practicable and, in such event, the Trustee shall carry on no activities on behalf of the Trust except for the purpose of winding up the affairs of the Trust.

(h) Notwithstanding Section 17.1(a) or any other provision hereof, the Manager may, in its discretion, terminate the Trust without the approval of Unitholders if, in its opinion, it would be in the best interests of the Unitholders.

ARTICLE 18
SUPPLEMENTAL INDENTURES

Section 18.1 Provision for Supplemental Indentures for Certain Purposes

The Trustee may, without approval of the Unitholders and subject to the provisions hereof, and shall, when so directed in accordance with the provisions hereof, execute and deliver indentures or instruments supplemental hereto which thereafter shall form part hereof, for any one or more of the following purposes:

(a) modifying or amending any provisions of this Declaration of Trust in the circumstances set forth in Section 14.3(e) where the Trustee may do so without the consent, approval or ratification of the Unitholders or any other Person; and

(b) modifying or amending any provision of this Declaration of Trust where the modification or amendment has been approved by Ordinary Resolution or, if required, by Ordinary Resolution passed in the manner set forth in Section 14.3(c) or, if required, by Extraordinary Resolution.

ARTICLE 19
MISCELLANEOUS

Section 19.1 Governing Law

This Declaration of Trust is executed by the Trustee and delivered in the Province of Ontario and with reference to the laws thereof and the rights of all parties and the validity, construction and effect of every provision hereof shall be subject to

and construed according to the laws of the said Province. The Court shall have exclusive jurisdiction in all matters respecting the creation, administration and enforcement of the Trust.

Section 19.2 Counterparts

This Declaration of Trust may be executed in several counterparts, each of which so executed shall be deemed to be an original, and such counterparts, together, shall constitute but one and the same instrument.

Section 19.3 Severability

If any provisions of this Declaration of Trust shall be held invalid or unenforceable in any jurisdiction, such invalidity or unenforceability shall attach only to such provision in such jurisdiction and shall not in any manner affect or render invalid or unenforceable such provision in any other jurisdiction or any other provision of this Declaration of Trust in any jurisdiction.

Section 19.4 Execution and Effect of Amended and Restated Declaration of Trust

An amended and restated Declaration of Trust, setting forth the terms of this Declaration of Trust, as amended to the time of execution, may be executed at any time or from time to time by the Trustee and such amended and restated Declaration of Trust as so executed shall thereafter be effective and may thereafter be referred to in lieu of this Declaration of Trust as so amended; provided, however, that no such execution of a restated Declaration of Trust shall be deemed to constitute a termination and/or resettlement of the Trust or this Declaration of Trust.

Section 19.5 Quantity, Gender and other Terms

In this Declaration of Trust whenever the singular form is used, the same shall include the plural as and when required by the context. Words denoting one gender include the other or the neuter, and words denoting the neuter denote either gender, unless a contrary intention is to be inferred from or required by the subject matter or context. References in this Declaration of Trust to "hereof", "herein", and "hereunder" shall be deemed to refer to the Declaration of Trust and shall not be limited to the particular text, Article, or Section in which such words appear. In this Declaration of Trust, unless the context otherwise requires, the word "including" is not limiting, whether or not non-limiting language such as "without limitation" or "but not limited to" or words of similar import, is used with reference thereto.

Section 19.6 Table of Contents and Section Headings

The Table of Contents and Section headings have been inserted for convenience only and are not a part of this Declaration of Trust.

Section 19.7 Inspection of Documents

The Declaration of Trust shall be open to inspection by Unitholders, the Manager, the Advisor and any agent, consultant or creditor of the Trust and upon

written request from any Unitholder, the Trustee shall as quickly as reasonably possible furnish him with a copy hereof. The records of the Trust (other than accounting records, and lists of the holders of Units except as hereinafter specifically provided) shall be open to inspection by the Unitholders of the Trust to the same extent and upon the same conditions as apply to shareholders of an OBCA Corporation. Unitholders shall have the right to make or cause to be made a list of all or any of the holders of the Units, to the same extent and upon the same conditions apply to shareholders of an OBCA Corporation.

Section 19.8 Statutes

Any reference in this Declaration of Trust to any statute, regulation, rule or policy statement shall include any subsequent amendment or successor legislation.

ARTICLE 20
EXECUTION OF DECLARATION OF TRUST

Section 20.1 Execution of Declaration of Trust

The Trustee executing this Declaration of Trust hereby accepts the trust herein provided and declared and agrees to perform the same upon the terms and conditions herein set forth.

IN WITNESS WHEREOF the undersigned has executed these presents as of the day and year first written above.

COMPUTERSHARE TRUST COMPANY OF CANADA, as Trustee

By: ____________________

By: ____________________

BROMPTON
EQUAL WEIGHT OIL & GAS
INCOME FUND

BROMPTON EQUAL WEIGHT OIL & GAS INCOME FUND DECLARES DISTRIBUTION

Toronto, November 18, 2005 (TSX: OGF.UN) – Brompton Equal Weight Oil & Gas Income Fund is pleased to announce that a distribution in the amount of $0.11 per unit will be paid on December 14, 2005 to unitholders of record at the close of business on November 30, 2005.

The Fund's Distribution Reinvestment Plan allows unitholders to automatically reinvest monthly distributions in additional units of the Fund. This feature provides unitholders with an excellent opportunity to benefit from reinvesting distributions in additional units. Please contact your investment advisor to enroll in the Plan.

For additional information, including the Fund's portfolio, please visit our website at www.bromptongroup.com.

David E. Roode
Senior Vice President
Brompton Energy Trust Management Limited
(416) 642-6008

Financial Statements of

BROMPTON EQUAL WEIGHT OIL & GAS INCOME FUND

For the nine months September 30, 2005
(unaudited)

Investment Highlights

	Sept. 30, 2005	June 30, 2005	March 31, 2005	Dec. 31, 2004
Net asset value per unit	$ 12.79	$ 10.24	$ 9.97	$ 9.53
Quarterly distributions per unit	$ 0.315	$ 0.315	$ 0.305	$ 0.294
Market price per unit	$ 12.24	$ 10.19	$ 9.85	$ 10.15
Total assets (millions)	$ 584	$ 477	$ 465	$ 446

Statements of Net Assets (Unaudited)

	Sept. 30, 2005	Dec. 31, 2004
Assets		
Investments, at market value (cost 2005 - $460,234,231; 2004 - $437,907,177)	$ 578,613,642	$ 441,012,018
Cash and short-term investments	907,153	748,288
Distributions and interest receivable	4,553,394	4,260,060
Deferred financing costs (note 7)	43,359	68,595
Total assets	584,117,548	446,088,961
Liabilities		
Accounts payable and accrued liabilities	752,728	448,403
Distributions payable to unitholders (note 4)	4,394,346	4,216,457
Loans payable (note 7)	43,600,000	43,600,000
Total liabilities	48,747,074	48,264,860
Unitholders' equity		
Unitholders' capital	395,855,800	394,755,038
Contributed surplus	-	10
Retained earnings	139,514,674	3,069,053
Net assets representing unitholders' equity	$ 535,370,474	$ 397,824,101
Units outstanding (note 3)	41,850,918	41,747,101
Net asset value per unit	$ 12.79	$ 9.53

Statements of Operations and Retained Earnings (Unaudited)

	Three months ended Sept. 30, 2005	Nine months ended Sept. 30, 2005
Income		
Distributions from income funds	$ 14,227,370	$ 42,682,434
Interest income	17,968	22,112
	14,245,338	42,704,546
Expenses		
Management fee (note 5)	576,991	1,580,772
Service fee (note 5)	387,348	1,019,572
General and administrative	141,549	400,864
Interest and bank charges (note 7)	512,143	1,524,334
	1,618,031	4,525,542
Net investment income	12,627,307	38,179,004
Net realized gain on sale of investments (note 6)	12,409,935	22,158,652
Net change in unrealized gain on investments	94,775,027	115,274,570
Results of operations	$ 119,812,269	$ 175,612,226
Retained earnings, beginning of period	$ 32,946,534	$ 3,069,053
Excess of stated value paid on repurchase of units	(60,296)	(73,181)
Distributions to unitholders	(13,183,833)	(39,093,424)
Retained earnings, end of period	$ 139,514,674	$ 139,514,674
Results of operations per unit [(1)]	$ 2.86	$ 4.20

[(1)]Based on the weighted average number of units outstanding for the period (note 3).

The accompanying notes are an integral part of these financial statements.

Statements of Cash Flows (Unaudited)

	Three months ended Sept. 30, 2005	Nine months ended Sept. 30, 2005
Cash flows from operating activities:		
Results of operations	$ 119,812,269	$ 175,612,226
Adjustments to reconcile net cash provided by (used in) operations:		
Net realized (gain) on sale of investments	(12,409,935)	(22,158,652)
Net change in unrealized gain on investments	(94,775,027)	(115,274,570)
Amortization of deferred financing costs	9,347	27,736
Increase in distributions and interest receivable	(350,136)	(293,334)
Decrease in other receivable	81,774	-
Increase in accounts payable and accrued liabilities	192,563	304,325
Purchase of investments (note 6)	(72,159,201)	(175,195,996)
Proceeds from sale of investments (note 6)	73,247,965	175,027,594
Cash provided by operating activities	13,649,619	38,049,329
Cash flows from financing activities:		
Proceeds from issuance of units (note 3)	506,042	1,286,505
Payment of deferred financing costs	(2,500)	(2,500)
Distributions paid to unitholders (note 4)	(13,182,496)	(38,915,535)
Proceeds from distribution reinvestment plan (note 4)	-	341,049
Repurchase of units (note 3)	(373,369)	(599,983)
Cash used in financing activities	(13,052,323)	(37,890,464)
Net increase in cash and short-term investments	597,296	158,865
Cash and short-term investments, beginning of period	309,857	748,288
Cash and short-term investments, end of period	$ 907,153	$ 907,153
Supplemental information:		
Interest paid	$ 497,188	$ 1,479,369

Statements of Changes in Net Assets (Unaudited)

	Three months ended Sept. 30, 2005	Nine months ended Sept. 30, 2005
Net assets, beginning of period	$ 428,609,365	$ 397,824,101
Operations:		
Results of operations	119,812,269	175,612,226
Unitholder transactions:		
Proceeds from issuance of units (note 3)	506,042	1,286,505
Distributions to unitholders (note 4)	(13,183,833)	(39,093,424)
Proceeds from distribution reinvestment plan (note 4)	-	341,049
Repurchase of units (note 3)	(373,369)	(599,983)
	(13,051,160)	(38,065,853)
Net increase in net assets	106,761,109	137,546,373
Net assets, end of period	$ 535,370,474	$ 535,370,474
Distributions per unit	$ 0.315	$ 0.935

The accompanying notes are an integral part of these financial statements.

Statement of Investments (Unaudited)
As at September 30, 2005

No. of Units	Oil & Gas	Cost	Market Value
1,032,535	Acclaim Energy Trust	$ 15,182,725	$ 21,166,967
974,220	Advantage Energy Income Fund	20,671,326	20,643,722
794,797	ARC Energy Trust	13,488,298	19,154,608
1,164,828	Baytex Energy Trust	15,831,871	21,607,559
557,358	Bonavista Energy Trust	14,263,444	20,733,718
866,983	Crescent Point Energy Trust	17,197,181	18,813,531
363,191	Enerplus Resources Fund	14,913,015	19,942,818
559,807	Enterra Energy Trust	13,902,807	16,094,451
1,359,351	Esprit Energy Trust	17,629,680	19,696,996
1,315,420	Fairborne Energy Trust	17,785,447	24,322,116
759,209	Focus Energy Trust	13,959,680	18,251,384
973,900	Freehold Royalty Trust	17,784,633	18,192,452
633,471	Harvest Energy Trust	13,873,908	24,071,898
1,482,493	Ketch Resources Trust	21,660,801	19,153,810
1,019,164	NAL Oil & Gas Trust	15,218,187	16,255,666
942,358	Paramount Energy Trust	15,102,504	21,956,941
944,429	Pengrowth Energy Trust	18,013,275	19,436,349
535,417	Penn West Energy Trust	17,785,469	19,548,075
841,130	Petrofund Energy Trust	13,548,869	19,194,587
503,058	Peyto Energy Trust	9,740,258	15,318,116
507,928	PrimeWest Energy Trust	14,115,622	18,488,579
1,269,343	Progress Energy Trust	18,918,486	22,353,130
1,278,257	Provident Energy Trust	14,429,713	18,074,554
721,307	Shiningbank Energy Income Fund	16,105,421	18,652,999
889,274	StarPoint Energy Trust	16,843,731	21,324,790
1,352,010	Thunder Energy Trust	17,784,818	18,333,256
913,422	Trilogy Energy Trust	15,123,680	25,484,474
704,155	Vermilion Energy Trust	14,027,099	20,490,910
2,232,399	Viking Energy Royalty Trust	15,332,283	21,855,186
	Total	**$ 460,234,231**	**$ 578,613,642**

The accompanying notes are an integral part of these financial statements.

1. OPERATIONS

Brompton Equal Weight Oil & Gas Income Fund (the "Fund") is a closed-end investment trust created under the laws of the Province of Ontario on September 28, 2004, pursuant to a declaration of trust. Computershare Trust Company of Canada is the Trustee and Brompton Energy Trust Management Limited (the "Manager") is responsible for managing the affairs of the Fund. The Manager has retained Brompton Capital Advisors Inc. to acquire the portfolio and to rebalance it on a quarterly basis in accordance with the terms of the declaration of trust. The Fund commenced operations on October 7, 2004.

2. SIGNIFICANT ACCOUNTING POLICIES

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles and should be read in conjunction with the most recent audited financial statements at December 31, 2004. The significant accounting policies used for preparing these unaudited interim financial statements are consistent with those used in preparing the audited annual financial statements.

Certain comparative figures have been reclassified to conform to the current period's presentation of unitholders' capital and retained earnings.

3. UNITS OF THE FUND

The Fund is authorized to issue an unlimited number of transferable, redeemable units of beneficial interest, each of which represents an equal, undivided interest in the net assets of the Fund. Each unit entitles the holder to one vote and to participate equally with respect to any and all distributions made by the Fund. Units may be surrendered for redemption in November of any year, commencing in 2005, but at least twenty business days prior to the second last business day of November ("Redemption Date"). Redemption of surrendered units will be effected at the net asset value per unit less associated costs of redemption, including brokerage costs, on the Redemption Date of each year and will be settled on or before the tenth business day in December.

The Fund received approval from the Toronto Stock Exchange for a normal course issuer bid program for the period from November 4, 2004 through to November 3, 2005. Pursuant to the issuer bid, the Fund may purchase up to 4,160,000 of its units for cancellation. The Fund may repurchase units when the net asset value per unit exceeds its trading price. During the three and nine months ended September 30, 2005, 33,100 and 55,700 units, respectively, were purchased for cancellation.

For the three and nine months ended September 30, 2005, the Fund issued 45,833 and 124,537 units, respectively, to the Manager in respect of its management fee (see note 5).

The weighted average number of units outstanding for the nine months ended September 30, 2005 was 41,810,967.

4. DISTRIBUTIONS PAYABLE TO UNITHOLDERS

Distributions, as declared by the Manager, are made on a monthly basis to unitholders of record on the last business day of each month. The distributions are payable by the tenth business day of the following month. For the three and nine months ended September 30, 2005, the Fund declared total distributions of $0.315 and $0.935 per unit, respectively. Pursuant to the Fund's distribution reinvestment plan, unitholders may elect to reinvest monthly distributions in additional units of the Fund which may be issued from treasury or purchased in the open market. For the three and nine months ended September 30, 2005, no units and 34,980 units, respectively, were issued from treasury by the Fund.

5. MANAGEMENT AND SERVICE FEES

Pursuant to a management agreement, the Manager provides management and administrative services to the Fund, for which it is paid a management fee equal to 0.45% per annum of the net asset value of the Fund plus applicable taxes. The management fee may be paid in cash or units at the option of the Manager. To the extent that units are issued from treasury for this purpose, they will be issued at the net asset value per unit. During the nine months ended September 30, 2005, the entire management fee was paid in units. The Manager is responsible for paying fees to Brompton Capital Advisors Inc. for its services to the Fund. The Fund also pays to the Manager a service fee equal to 0.30% per annum of the net asset value of the Fund. The service fee is in turn paid by the Manager to investment dealers in proportion to the number of units held by clients of each dealer at the end of each calendar quarter.

6. INVESTMENT TRANSACTIONS

Investment transactions for the three and nine months ended September 30, 2005 were as follows:

	Three months ended Sept. 30, 2005	Nine months ended Sept. 30, 2005
Proceeds from sale of investments	$ 73,247,965	$ 175,027,594
Less cost of investments sold:		
Investments at cost, beginning of period	448,913,060	437,907,177
Investments purchased during the period	72,159,201	175,195,996
Investments at cost, end of period	(460,234,231)	(460,234,231)
Cost of investments sold during the period	60,838,030	152,868,942
Net realized gain on sale of investments	$ 12,409,935	$ 22,158,652

7. LOANS PAYABLE

Pursuant to an agreement with a Canadian chartered bank, the Fund has a 364-day renewable revolving credit facility and a term credit facility. The revolving credit facility provides for maximum borrowings of $22.9 million at either the prime rate of interest or the bankers' acceptance rate plus a fixed percentage. There were no drawings under this facility at September 30, 2005. The Fund has borrowed the maximum amount of $43.6 million under the term credit facility at a fixed rate of 4.513% for a five-year period ending August 25, 2009. The credit facilities are secured by a first-priority security interest over all of the Fund's assets.

Costs incurred to establish the credit facilities are deferred and amortized over the term of the facilities. For the three and nine months ended September 30, 2005, the Fund has recorded amortization of these costs in the amounts of $9,347 and $27,736, respectively.

The credit facilities are used by the Fund for the purchase of additional investments and for general Fund purposes.

8. SUBSEQUENT EVENT

On November 9, 2005, a special meeting of unitholders was held. At the meeting, unitholders voted to approve several amendments to the declaration of trust including changing the investment guidelines for inclusion of oil and gas trusts in the portfolio from float capitalization to market capitalization and several administrative matters.

Corporate Information

Directors

Peter A. Braaten, BA, MBA

James W. Davie, B.Comm, MBA

Donald L. Lenz, BSc

Arthur R.A. Scace, QC, BA, MA, LLB, LLD

Ken S. Woolner, BSc, PEng

Officers

Peter A. Braaten
Chairman

Raymond R. Pether
President and Chief Executive Officer

Mark A. Caranci
Chief Financial Officer

David E. Roode
Senior Vice President

Moyra E. MacKay
Vice President and Corporate Secretary

Craig T. Kikuchi
Vice President, Finance

Lorne J. Zeiler
Vice President

Jessica Leung
Controller

Ann Wong
Controller

Debbie Chin
Assistant Vice President

Continuous Disclosure Manager

Contact: **David E. Roode**
Phone: 416-642-6008
Email: roode@bromptongroup.com

Trustees

Computershare Trust Company of Canada

Custodian

The Royal Trust Company of Canada

Auditors

PricewaterhouseCoopers LLP

Website

www.bromptongroup.com

Address

Suite 2930, Box 793
Bay Wellington Tower, BCE Place
181 Bay Street
Toronto, ON M5J 2T3

Phone: 416-642-6000
Fax: 416-642-6001
Toll Free: 1-866-642-6001

BROMPTON
EQUAL WEIGHT OIL & GAS
INCOME FUND

BROMPTON EQUAL WEIGHT OIL & GAS INCOME FUND DECLARES DISTRIBUTIONS

Toronto, December 19, 2005 (TSX: OGF.UN) – Brompton Equal Weight Oil & Gas Income Fund is pleased to announce that a distribution in the amount of $0.22 per unit will be paid on January 16, 2006 to unitholders of record at the close of business on December 30, 2005. This distribution is comprised of the monthly distribution of $0.11 per unit and a special cash distribution ("Special Cash Distribution") of $0.11 per unit.

For the 2005 year-to-date, the Fund has realized significant net capital gains as a result of portfolio rebalancing. As a result, it is expected that all of the Fund's cash distributions for 2005 will be characterized as a combination of income, dividend income and capital gains. To the extent the Fund realizes income for tax purposes which exceeds the cash distributions paid to unitholders, the Declaration of Trust provides that an additional distribution ("Additional Distribution") will be automatically allocated to unitholders on the last business day of the year. If this Additional Distribution were calculated today based on the Fund's net realized capital gains to date and after taking into account the monthly distribution and the Special Cash Distribution noted above, it would be estimated to be $0.33 per unit. The estimate will change based on any further portfolio transactions, the final distribution allocations from the underlying income funds and other revenues and expenses estimated for the remainder of the year. Such distribution will not be paid in cash but will be paid in units which will then be automatically consolidated, resulting in unitholders of record on December 30, 2005 incurring a non-cash capital gain equal to the Additional Distribution per unit with a matching increase in their adjusted cost base.

The Fund's Distribution Reinvestment Plan allows unitholders to automatically reinvest monthly distributions in additional units of the Fund. This feature provides unitholders with an excellent opportunity to benefit from reinvesting distributions in additional units. Please contact your investment advisor to enroll in the Plan.

For additional information, including the Fund's portfolio, please visit our website at www.bromptongroup.com.

David E. Roode
Senior Vice President
Brompton Energy Trust Management Limited
(416) 642-6008

BROMPTON
EQUAL WEIGHT OIL & GAS
INCOME FUND

BROMPTON EQUAL WEIGHT OIL & GAS INCOME FUND INCREASES DISTRIBUTION

Toronto, January 20, 2006 (TSX: OGF.UN) – Brompton Equal Weight Oil & Gas Income Fund is pleased to announce an increase in the amount of the monthly distribution by 4.5% to $0.115 per unit. This increase is due to growth in the distribution levels by numerous trusts in its investment portfolio. The distribution in the amount of $0.115 per unit will be paid on February 14, 2006 to unitholders of record at the close of business on January 31, 2006.

The Fund's Distribution Reinvestment Plan allows unitholders to automatically reinvest monthly distributions in additional units of the Fund. This feature provides unitholders with an excellent opportunity to benefit from reinvesting distributions in additional units. Please contact your investment advisor to enroll in the Plan.

For additional information, including the Fund's portfolio, please visit our website at www.bromptongroup.com.

David E. Roode
Senior Vice President
Brompton Energy Trust Management Limited
(416) 642-6008

RECEIVED
2006 SEP 12 A 9:22
OFFICE OF INTERNATIONAL CORPORATE FINANCE

CONSENT TO ASSIGNMENT

To: **The Royal Trust Company (the "Assignor")**

Re: **Transfer of the institutional investor services business to RBC Dexia Investor Services Trust in connection with the joint venture transaction to be completed between Royal Bank of Canada and Dexia Banque Internationale à Luxembourg (the "Transaction")**

Subject to completion of the Transaction, the undersigned hereby consents to the assignment by the Assignor of all of its rights, title, benefit and interest in, to and under all of the agreements entered into between the undersigned and the Assignor prior to the Closing Date (as defined below) and described in Schedule "A" attached hereto (collectively, the "**Agreements**") to a new trust company to be formed under the laws of Canada, RBC Dexia Investor Services Trust, ("**RBC Dexia Trust**") and an assumption by RBC Dexia Trust of all of the Assignor's obligations and liabilities thereunder in accordance with the terms of the Agreements, from and after the closing date of the Transaction (the "**Closing Date**").

With effect from the Closing Date, the Agreements shall be read and construed as if all references to the Assignor were deleted and replaced by references to RBC Dexia Trust and all other terms, conditions, covenants and obligations under the Agreements shall continue in full force and effect, unamended by this assignment and assumption.

This Consent shall be conditional upon and effective as of the Closing Date.

Dated this 23 day of December, 2005

FLAHERTY AND CRUMRINE INVESTMENT GRADE PREFERRED FUND BY ITS MANAGER BROMPTON PREFERRED MANAGEMENT LIMITED

BY: [signature]
NAME: Craig Kikuchi
TITLE: VP

BROMPTON EQUAL WEIGHT OIL & GAS INCOME FUND BY ITS MANAGER BROMPTON ENERGY TRUST MANAGEMENT LIMITED

BY: [signature]
NAME: Craig Kikuchi
TITLE: VP

O&G TRUST BY ITS MANAGER BROMPTON AOG MANAGEMENT LIMITED

BY: [signature]
NAME: Craig Kikuchi
TITLE: VP

BROMPTON TRACKER FUND BY ITS MANAGER BROMPTON BTF MANAGEMENT LIMITED

BY: [signature]
NAME: Craig Kikuchi
TITLE: VP

BROMPTON ADVANTAGED EQUAL WEIGHT OIL AND GAS INCOME FUND BY ITS MANAGER BROMPTON AOG MANAGEMENT LIMITED

BY: [signature]
NAME: Craig Kikuchi
TITLE: VP

BROMPTON MVP INCOME FUND BY ITS MANAGER BROMPTON MVP MANAGEMENT LIMITED

BY: [signature]
NAME: Craig Kikuchi
TITLE: VP

BUSINESS TRUST EQUAL WEIGHT INCOME FUND BY ITS MANAGER BROMPTON BUSINESS TRUST MANAGEMENT LIMITED

BY: ______________________
NAME: Craig Kikuchi
TITLE: VP

FLAHERTY AND CRUMRINE INVESTMENT GRADE FIXED INCOME FUND BY ITS MANAGER BROMPTON FFI MANAGEMENT LIMITED

BY: ______________________
NAME: Craig Kikuchi
TITLE: VP

BROMPTON EQUITY SPLIT CORP

BY: ______________________
NAME: Craig Kikuchi
TITLE: VP

BROMPTON EQUAL WEIGHT INCOME FUND BY ITS MANAGER BROMPTON EWI MANAGEMENT LIMITED

BY: ______________________
NAME: Craig Kikuchi
TITLE: VP

BROMPTON VIP INCOME TRUST BY ITS MANAGER BROMPTON VIP MANAGEMENT LIMITED

BY: ______________________
NAME: Craig Kikuchi
TITLE: VP

BROMPTON STABLE INCOME FUND BY ITS MANAGER BROMPTON SI FUND MANAGEMENT LIMITED

BY: ______________________
NAME: Craig Kikuchi
TITLE: VP

Schedule "A"

Custodian Agreement dated *February 18, 2002* between *Brompton VIP Income Trust by its manager, Brompton VIP Management Limited* and *The Royal Trust Company*

Custodian Agreement dated *June 25, 2002* between *Brompton MVP Income Fund by its manager, Brompton MVP Management Limited* and *The Royal Trust Company*

Custodian Agreement dated *November 21, 2002* between *Brompton Stable Income Fund by its manager, Brompton SI Fund Management Limited* and *The Royal Trust Company*

Custodian Agreement dated *July 4, 2003* between *Brompton Equal Weight Income Fund by its manager, Brompton EWI Management Limited* and *The Royal Trust Company*

Custodian Agreement dated *October 1, 2003* between *Business Trust Equal Weight Income fund by its manager, Brompton Business Trust Management Limited* and *The Royal Trust Company*

Custodian Agreement dated *April 16, 2004* between *Brompton Equity Split Corp.* and *The Royal Trust Company*

Custodian Agreement dated *May 7, 2004* between *Flaherty & Crumrine Investment Grade Preferred Fund by its manager, Brompton Preferred Management Limited* and *The Royal Trust Company*

Custodian Agreement dated *October 4, 2004* between *Brompton Equal weight Oil & Gas Income Fund by its manager, Brompton Energy Trust Management Limited* and *The Royal Trust Company*

Custodian Agreement dated *December 3, 2004* between *Flaherty & Crumrine Investment Grade Fixed Income Fund by its manager, Brompton FFI Management Limited* and *The Royal Trust Company*

Custodian Agreement dated *February 28, 2005* between *O&G Trust by its manager, Brompton AOG Management Limited* and *The Royal Trust Company*

Custodian Agreement dated *February 28, 2005* between *Brompton Advantaged Equal Weight Oil & Gas Income Fund by its manager, Brompton AOG Management Limited* and *The Royal Trust Company*

Custodian Agreement dated *July 5, 2005* between *Brompton Tracker Fund by its manager, Brompton BTF Management Limited* and The *Royal Trust Company*

BROMPTON
EQUAL WEIGHT OIL & GAS
INCOME FUND

BROMPTON EQUAL WEIGHT OIL & GAS INCOME FUND DECLARES DISTRIBUTION

Toronto, February 16, 2006 (TSX: OGF.UN) – Brompton Equal Weight Oil & Gas Income Fund is pleased to announce that a distribution in the amount of $0.115 per unit will be paid on March 14, 2006 to unitholders of record at the close of business on February 28, 2006.

The Fund's Distribution Reinvestment Plan allows unitholders to automatically reinvest monthly distributions in additional units of the Fund. This feature provides unitholders with an excellent opportunity to benefit from reinvesting distributions in additional units. Please contact your investment advisor to enroll in the Plan.

For additional information, including the Fund's portfolio, please visit our website at www.bromptongroup.com.

David E. Roode
Senior Vice President
Brompton Energy Trust Management Limited
(416) 642-6008

BROMPTON
EQUAL WEIGHT OIL & GAS
INCOME FUND

RECEIVED
2006 SEP 12 A 9:23
OFFICE OF INTERNATIONAL CORPORATE FINANCE

BROMPTON EQUAL WEIGHT OIL & GAS INCOME FUND DECLARES DISTRIBUTION

Toronto, March 22, 2006 (TSX: OGF.UN) – Brompton Equal Weight Oil & Gas Income Fund is pleased to announce that a distribution in the amount of $0.115 per unit will be paid on April 17, 2006 to unitholders of record at the close of business on March 31, 2006.

The Fund's Distribution Reinvestment Plan allows unitholders to automatically reinvest monthly distributions in additional units of the Fund. This feature provides unitholders with an excellent opportunity to benefit from reinvesting distributions in additional units. Please contact your investment advisor to enroll in the Plan.

In December 2005, the Fund announced that realized income for tax purposes was expected to exceed cash distributions paid to unitholders, as a result of significant net capital gains realized during the year. In this circumstance, an Additional Distribution is automatically allocated to unitholders at year end for the amount of such excess, pursuant to the Fund's Declaration of Trust. The Fund can now confirm that the Additional Distribution of capital gains for 2005 was $0.57301 per unit. The Additional Distribution was not paid in cash, rather it was paid in units which were immediately consolidated such that the units outstanding did not change. Unitholders are required to include this capital gain in income and this same amount should be added to the adjusted cost base of their holdings of the Fund.

For additional information, including the Fund's portfolio, please visit our website at www.bromptongroup.com.

David E. Roode
Senior Vice President
Brompton Energy Trust Management Limited
(416) 642-6008

BROMPTON
FUNDS

BROMPTON
EQUAL WEIGHT OIL & GAS
INCOME FUND

BROMPTON EQUAL WEIGHT OIL & GAS INCOME FUND INCREASES DISTRIBUTION

Toronto, April 19, 2006 (TSX: OGF.UN) – Brompton Equal Weight Oil & Gas Income Fund is pleased to announce an increase in the amount of the monthly distribution by 8.7% to $0.125 per unit. The increase is due to growth in the distribution levels of numerous trusts in the investment portfolio. The distribution will be paid on May 12, 2006 to unitholders of record at the close of business on April 28, 2006.

The Fund's Distribution Reinvestment Plan allows unitholders to automatically reinvest monthly distributions in additional units of the Fund. This feature provides unitholders with an excellent opportunity to benefit from reinvesting distributions in additional units. Please contact your investment advisor to enroll in the Plan.

For additional information, including the Fund's portfolio, please visit our website at www.bromptongroup.com.

David E. Roode
Senior Vice President
Brompton Energy Trust Management Limited
(416) 642-6008

BROMPTON
FUNDS

BROMPTON
EQUAL WEIGHT OIL & GAS
INCOME FUND

VALUE INTEGRITY PERFORMANCE

Management Report of Fund Performance

February 10, 2006

This annual management report of fund performance for Brompton Equal Weight Oil & Gas Income Fund (the "Fund") contains financial highlights but does not contain the complete audited annual financial statements. The complete audited annual financial statements are appended to this report.

Unitholders may obtain a copy of the Fund's proxy voting policies and procedures, proxy voting disclosure record, or quarterly portfolio disclosure, at no cost by calling 866-642-6001, or by sending a request to Suite 2930, P.O. Box 793, Bay Wellington Tower, BCE Place, 181 Bay Street, Toronto, Ontario, M5J 2T3.

Investment Objectives and Strategies

Brompton Equal Weight Oil & Gas Income Fund is a closed-end investment trust that is listed on the Toronto Stock Exchange under the symbol OGF.UN and is managed by Brompton Energy Trust Management Limited (the "Manager"). The Fund is designed to provide investors with high monthly cash distributions and the opportunity for capital appreciation by investing on an equally weighted basis in a portfolio of oil and gas income trusts. At the time of investment, the portfolio is comprised of an equal dollar amount of each oil and gas income trust listed on the TSX that pays a regular distribution and has a market capitalization of at least $500 million. The portfolio is rebalanced quarterly to include any newly qualifying oil and gas income trusts and to eliminate any oil and gas income trust whose market capitalization falls below $350 million or which otherwise does not qualify for investment. The Fund's passive investment strategy allows for a low cost method of investing in the oil and gas income trust asset class. The Fund is RRSP, DPSP, RRIF and RESP eligible.

Risks

There are risks associated with an investment in units of the Fund. The prospectus that was issued in connection with the initial public offering of the Fund's units, as well as the Fund's annual information form, contains a discussion of these risks. These documents are available on the Fund's website at www.bromptongroup.com or on SEDAR at www.sedar.com. Below is a discussion of some of the more significant risks affecting the Fund in 2005.

Decline in the Net Asset Value of the Fund

The value of the portfolio investments held by the Fund can decline for a number of reasons including changes in oil and natural gas prices, increases in interest rates, environmental problems, changes to government regulations, adverse financial markets, insolvency, declines in asset values, operational and management difficulties or natural and other disasters. Among these factors, in 2005, rising oil and natural gas prices had a significant impact on the Fund. Rising prices contributed to the increase in the value of the oil and gas income trusts held by the Fund and in turn the net asset value of the Fund. Rising prices followed by increased distributions from oil and gas trusts also contributed significantly in permitting the Fund to increase its monthly distribution rate. A decline in oil and natural gas prices in the future could negatively impact the net asset value of the Fund and distribution rates. Since peaking in December 2005, natural gas prices have declined by approximately 51% to the date of this report.

Changes in Legislation

As illustrated in the discussion under "Recent Developments – Tax Treatment of Income Trusts," a potential change in the method income trusts are taxed can have a material impact on the net asset value of the Fund. There can be no assurance that tax laws affecting the treatment of mutual fund trusts under the Income Tax Act (Canada) will not be changed in the future in a manner which may adversely affect the distributions received by the Fund.

Interest Rate Exposure and Leverage

The Fund has borrowed amounts to invest in additional portfolio investments to increase the overall distributions of the Fund. If interest rates increase during a period when leverage is utilized, increased interest costs will reduce income available to be distributed. In 2005, short-term Canadian interest rates rose as the Bank of Canada increased its overnight rate from 2.50% in January to 3.25% by the end of December. The Fund has mitigated this risk of rising short-term interest rates by fixing the interest rate on nearly all of its borrowings to August 2009.

Leverage can also impact the net asset value of the Fund as it will enhance the net asset value during a period when the Fund's investments have appreciated and will exacerbate the decline of net asset value during a falling market. The greater the amount of leverage, the greater the impact on net asset value of a rise or decline in market prices of the Fund's investments. During 2005, leverage had a positive impact on the net asset value as the value of the underlying trusts increased over the year.

Significant Redemptions and Units Trading at a Discount

Units of the Fund are redeemable each year, in November, at their net asset value per unit on the second last business day of November. The purpose of the annual redemption right is to reduce the likelihood that units of the Fund trade at a substantial discount to net asset value per unit and to provide unitholders with the right to realize their investment, once per year, at net asset value per unit less costs associated with the redemption, including brokerage costs. While the redemption right provides unitholders the option of annual liquidity at net asset value, the Fund may trade at a significant discount during the year. In addition, if a significant number of units are redeemed, the trading liquidity of the units could be significantly reduced and expenses of the Fund would be spread over fewer units, resulting in a higher management expense ratio ("MER") for the Fund. In 2005, the Fund had a redemption amounting to $61.4 million.

Recent Developments

Special Meeting of Unitholders

On November 9, 2005, a special meeting of unitholders of the Fund was held, at which time several amendments to the Declaration of Trust were approved by unitholders. The amendments were to (i) conform to current regulatory requirements and industry practices, and (ii) provide greater flexibility and certainty in the administration of the Fund and reduce administrative costs.

The main amendments to the Declaration of Trust of the Fund were:

(i) Amendment to Investment Guidelines

An amendment to the Fund's investment guidelines was approved which changed the method for determining the minimum size of an income trust in which the Fund may invest from one based on float capitalization to one based on market capitalization. This amendment was implemented for the rebalancing of the portfolio which occurred in December 2005. In the Manager's experience, the use of market capitalization versus float capitalization does not materially affect the composition of the portfolio. The market capitalization figures are more readily available, and a more timely and reliable rebalancing of the portfolio can be achieved.

(ii) Amendment to Redemption Amount

An amendment was approved which revised the calculation of the redemption amount so that it is based on net asset value per unit and includes any costs associated with the redemption, including brokerage costs. This change more appropriately allocates the costs of the redemption to the redeeming unitholders.

Tax Treatment of Income Trusts

On September 8, 2005, the Department of Finance launched public consultations on tax and other issues related to publicly listed flow-through entities ("FTEs") such as income trusts. On September 19, 2005, the tax treatment of income trusts became more uncertain when the Department of Finance announced that the Canada Revenue Agency ("CRA") was going to stop issuing advance income tax rulings on FTE structures while the public consultations were underway. In the period following these announcements, the value of the income trust sector declined substantially.

On November 23, 2005, the Federal Minister of Finance announced that the government planned to alter the manner in which dividend income is taxed, rather than changing the way that income trusts are taxed. The Minister decided to reduce the tax rate on certain dividends, over time, to ultimately make the effective rate of tax on dividends comparable to that paid on income flowed through an income trust. The Minister of Finance also indicated that CRA would resume issuing advance tax rulings with respect to income trusts. Enactment of the proposals remains outstanding, and it is not certain that the provinces will follow suit. If the provinces do not change the manner in which dividends are taxed, the effective rate of tax on dividend income will still be higher and the income tax imbalance between corporations and income trusts will be maintained. Following this latter announcement, the value of the income trust sector experienced a significant rally.

Results of Operations

Distributions

During the year ended December 31, 2005, the Fund made monthly cash distributions which totalled $1.265 per unit. During 2005, the Fund increased its monthly distribution from $0.101 per unit in January to $0.11 per unit in December. This was the result of distribution increases from many of the underlying trusts in the Fund's portfolio over the year.

At year-end, the Fund also made a special distribution of $0.68301 per unit comprised of a cash distribution of $0.11 per unit and a unit distribution of $0.57301 per unit. Immediately following the unit distribution, the units of the Fund were consolidated so that the number of units held by each unitholder equals the number of units held immediately prior to the unit distribution. These special distributions were paid as a result of significant capital gains that were realized by the Fund during the year. For 2005, the Fund realized $46.1 million of net capital gains. A detailed breakdown of the tax characteristics of all of the 2005 distributions is provided later under "2005 Tax Information."

The Fund has a distribution reinvestment plan which allows participating unitholders to automatically reinvest monthly distributions in additional units of the Fund. For the year ended December 31, 2005, 48,044 units were acquired in the market pursuant to this plan at an average price of $11.31 per unit, and 43,552 units were issued from treasury by the Fund at an average price of $10.15.

Net Asset Value

As a result of the strong performance of the oil and gas income trust sector, the net asset value per unit increased over the year by $2.75 per unit or 28.9% from $9.53 to $12.28. The aggregate net assets of the Fund increased from $398 million on December 31, 2004 to $450 million on December 31, 2005, even after the annual redemption of $61 million in November 2005.

Investment Portfolio

As of December 31, 2005, the Fund's investments included a total of 32 oil and gas income trusts, an increase of 12 issuers from the end of 2004. A detailed listing of the Fund's security holdings is provided in the financial statements. The increase in the number of qualifying trusts was the result of a number of factors including the growth in the value of some oil and gas trusts above the $500 million threshold, several new trust conversions, including Penn West Energy Trust, StarPoint Energy Trust ("StarPoint"), Ketch Resources Trust, Sequoia Oil & Gas Trust, Thunder Energy Trust and Fairborne Energy Trust, and follow-on offerings by some trusts which increased their market capitalization. The large number of newly qualifying oil and gas income trusts over the year required a major portion of the existing portfolios to be rebalanced each quarter, which resulted in the Fund realizing a net gain of $46.1 million. Also in 2005, two portfolio investments, APF Energy Trust and StarPoint, merged. Following the end of 2005, another two mergers have occurred. Acclaim Energy Trust and StarPoint merged to form Canetic Resources Trust, and Harvest Energy Trust ("Harvest") and Viking Energy Trust merged and continued as Harvest.

In 2005, the oil and gas income trust sector demonstrated strong performance which is reflected in the 37% appreciation of the S&P/TSX Capped Energy Trust Index (excluding distributions from underlying trusts). The oil and gas sector, along with the entire income trust market, experienced significant volatility following the federal government's announcement in September 2005 that it was suspending its advance tax rulings on flow-through entities. However, subsequent to the Minister of Finance's announcement on tax on dividend income in November 2005, the oil and gas income trust sector rallied. The Fund recorded net unrealized gains of $71.5 million during the year.

Liquidity and Capital Resources

As of December 31, 2005, the Fund had borrowings of $43.6 million under its term credit facility, which represented 8.6% of total assets or 9.7% of net assets. The interest rate on the term credit facility is fixed until August 2009 at 4.513%, which reduces the Fund's exposure to rising short-term interest rates over its term. The borrowings have been used principally to invest in additional portfolio investments to increase the overall distributions paid by the Fund. The Fund also has a 364-day revolving credit facility for working capital purposes which provides for maximum borrowings of $22.9 million at either the prime rate of interest or the bankers' acceptance rate plus a fixed percentage. At December 31, 2005, the Fund had $4.9 million outstanding under this facility. During the year, the minimum and maximum amounts of borrowings under both facilities were $43.6 million and $49.4 million, respectively.

To provide liquidity, units of the Fund are listed on the TSX under the symbol OGF.UN. The Fund's normal course issuer bid program allows it to purchase its units on the TSX when they trade below net asset value per unit. As a result, purchases under the issuer bid are accretive to the net asset value per unit. A total of 248,400 units were purchased in 2005 under this program at an average price of $10.87 per unit.

Unitholders have the option to redeem units, on an annual basis, on the second last business day of November at a price based on the net asset value of the Fund at that time. The price includes costs to the Fund associated with the redemption, including brokerage costs. Units must be tendered for redemption at least twenty business days prior to the second last business day of November. On November 29, 2005, 5,072,374 units were redeemed for proceeds of $61.4 million.

Related Party Transactions

Pursuant to a management agreement, the Manager provides management and administrative services to the Fund, for which it is paid a management fee equal to 0.45% per annum of the net asset value of the Fund. The management fee may be paid in cash or units at the option of the Manager. During 2005, the entire management fee was paid in units. The Manager is responsible for paying the fees of Brompton Capital Advisors Inc. which is an affiliate of the Manager and which is responsible for the rebalancing of the Fund. The Fund also pays to the Manager a service fee equal to 0.30% per annum of the net asset value of the Fund. The service fee is in turn paid by the Manager to the investment dealers based on the proportionate number of units held by clients of such dealers at the end of each calendar quarter. In 2005, management and service fees amounted to $2.1 million and $1.4 million, respectively.

Financial Highlights

The following tables show selected key financial information about the Fund and are intended to help readers understand the Fund's financial performance for the fiscal periods indicated. This information is derived from the Fund's audited annual financial statements. The information in the following tables is presented in accordance with National Instrument ("NI") 81-106 and, as a result, does not act as a continuity of opening and closing net asset value per unit. The increase (decrease) in net assets from operations is based on average units outstanding during the period, and all other numbers are based on actual units outstanding at the relevant point in time.

Net Asset Value per Unit

		2005		2004[1]
Net asset value, beginning of year[2]	$	9.53	$	9.45
Increase (decrease) from operations:[3]				
Total revenue		1.41		0.33
Total expenses		(0.15)		(0.03)
Realized gain for the year		1.11		—
Unrealized gain for the year		1.73		0.07
Total increase in net assets from operations	$	4.10	$	0.37
Distributions to unitholders:[2]				
Cash distributions:				
From net investment income (excluding dividends)	$	0.95	$	0.18
From net realized gain on investments		0.43		—
Return of capital		—		0.11
Total cash distributions		1.38		0.29
Unit distribution:				
From net realized gain on investments		0.57		—
Total distributions to unitholders	$	1.95	$	0.29
Net asset value, end of year[2]	$	12.28	$	9.53

(1) Period from October 7, 2004 (commencement of operations) to December 31, 2004.

(2) Net asset value per unit and distributions per unit are based on the actual number of units outstanding at the relevant time.

(3) The increase (decrease) in net assets from operations per unit is based on the weighted average number of units outstanding over the fiscal period.

Ratios and Supplemental Data

		2005		2004
Net assets (in 000s)	$	449,986	$	397,824
Number of units outstanding (in 000s)		36,654		41,747
Management expense ratio ("MER")[1][2]		1.39%		7.19%
MER excluding interest expense and issuance costs[1]		0.93%		0.89%
Portfolio turnover rate[3]		45.92%		N/A
Trading expense ratio[4]		0.14%		N/A
Closing market price	$	12.06	$	10.15

(1) Annualized for the period from October 7, 2004 (commencement of operations) to December 31, 2004.

(2) Management expense ratio is based on the total expenses of the Fund for the stated period, including interest expense and issuance costs, and is expressed as an annualized percentage of the average net assets of the period.

(3) The Fund's portfolio turnover rate indicates how actively the Fund's portfolio advisor manages its portfolio investments. A portfolio turnover rate of 100% is equivalent to the Fund buying and selling all of the securities in its portfolio once in the course of the year. The higher the Fund's portfolio turnover rate in a year, the greater the trading costs payable by the Fund in the year, and the greater the chance of an investor receiving taxable capital gains in the year. There is not necessarily a relationship between a high turnover rate and the performance of the Fund. The portfolio turnover rate is not provided when a fund is less than one year old. Portfolio turnover rate is calculated by dividing the lesser of the cost of purchases and the proceeds of sales of portfolio securities for the period, excluding cash and short-term investments maturing in less than one year, by the average market value of investments during the period.

(4) The trading expense ratio represents total commissions expressed as an annualized percentage of daily average net assets of the Fund during the period. This disclosure is a new requirement under NI 81-106 and is not applied retroactively.

Past Performance

The following chart and table shows the past performance of the Fund and will not necessarily indicate how the Fund will perform in the future. The information shown is based on net asset value per unit and assumes that distributions made by the Fund in the periods shown were reinvested (at net asset value per unit) in additional units of the Fund.

Year-by-Year Returns
The bar chart shows the Fund's annual return (based on net asset value per unit) in each year since inception to December 31, 2005. The chart shows, in percentage terms, how an investment held on the first day of each fiscal year would have increased or decreased by the last day of the fiscal year.


50%
40%
30%
20%
10%
0%
4.0%
46.0%
04*
05

* For the period from October 7, 2004 (commencement of operations) to December 31, 2004.

Annual Compound Returns
The following table shows the Fund's compound return for each period indicated, compared with the return of the S&P/TSX Capped Energy Trust Index ("Energy Trust Index"). The Energy Trust Index is derived from the S&P/TSX Capped Income Trust Index, based on the energy sector of the Global Industry Classification Standards ("GICS"). Income trusts that qualify for inclusion must derive their distribution income from actual operating entities.

	1 year	Since Inception[1]
Brompton Equal Weight Oil & Gas Income Fund	46.0%	40.2%
S&P/TSX Capped Energy Trust Index	49.4%	42.7%

[1] For the period from October 7, 2004 (commencement of operations) to December 31, 2005.

The Fund has generated excellent returns of 46.0% and 40.2% over the past year and since inception, respectively. Over these periods, the Fund has slightly underperformed the Energy Trust Index, which includes not only the oil and gas income trusts that the Fund may invest in, but other trusts in the energy sector such as those in oil sands development, pipelines and energy related services. Canadian Oil Sands Trust ("COS") was the largest constituent in the Energy Trust Index but does not qualify for investment by the Fund. The Fund's underperformance to the Index is largely due to the strong performance of COS in 2005, which had a return of approximately 86% based only on its market price.

Summary of Investment Portfolio
As at December 31, 2005

Total net asset value	$ 449,986,316

Portfolio Composition	% of NAV
Oil and gas	111.6%
Total investment portfolio	111.6%
Other net liabilities	(11.6%)
Total net asset value	100.0%

Top 25 Holdings	% of NAV
Penn West Energy Trust	3.8%
Bonavista Energy Trust	3.8%
Advantage Energy Income Fund	3.7%
Harvest Energy Trust	3.7%
Esprit Energy Trust	3.7%
Pengrowth Energy Trust	3.6%
ARC Energy Trust	3.6%
Baytex Energy Trust	3.6%
PrimeWest Energy Trust	3.6%
Enerplus Resources Fund	3.6%
Viking Energy Royalty Trust	3.6%
Fairborne Energy Trust	3.6%
Freehold Royalty Trust	3.6%
Focus Energy Trust	3.6%
Ketch Resources Trust	3.5%
Progress Energy Trust	3.5%
Vermilion Energy Trust	3.5%
Paramount Energy Trust	3.5%
StarPoint Energy Trust	3.5%
Shiningbank Energy Income Fund	3.5%
Acclaim Energy Trust	3.5%
Sequoia Oil & Gas Trust	3.4%
NAL Oil & Gas Trust	3.4%
Petrofund Energy Trust	3.4%
True Energy Trust	3.4%

The investment portfolio may change due to ongoing portfolio transactions of the investment fund. Quarterly updates are available within 60 days of each quarter end.

2005 Tax Information

The following information is applicable to holders who, for the purpose of the Income Tax Act (Canada), are resident in Canada and hold Fund units as capital property outside of an RRSP, RRIF or DPSP. Unitholders should receive a T3 slip from their investment dealer providing this information.

T3 supplementary slips for trust holdings will indicate Foreign Non-Business Income in Box 25, Other Taxable Income in Box 26, Capital Gains in Box 21 and Dividend Income in Box 23. Dividend income is subject to the standard gross-up and federal dividend tax credit rules.

The return of capital component is a non-taxable amount that serves to reduce the adjusted cost base of Fund units and is reported on the T3 supplementary slips in Box 42.

The following table outlines the breakdown of the Fund's distributions declared in 2005 on a per unit basis.

Record Date	Payment Date	Return of Capital	Other Taxable Income	Dividend Income	Capital Gains	Total Distribution
Jan. 31, 2005	Feb. 14, 2005	$ —	$ 0.06974	$ 0.00001	$ 0.03125	$ 0.10100
Feb. 28, 2005	Mar. 14, 2005	—	0.07043	0.00001	0.03156	0.10200
Mar. 31, 2005	Apr. 14, 2005	—	0.07043	0.00001	0.03156	0.10200
Apr. 29, 2005	May 13, 2005	—	0.07249	0.00002	0.03249	0.10500
May 31, 2005	June 14, 2005	—	0.07249	0.00002	0.03249	0.10500
June 30, 2005	July 15, 2005	—	0.07249	0.00002	0.03249	0.10500
July 29, 2005	Aug. 15, 2005	—	0.07249	0.00002	0.03249	0.10500
Aug. 31, 2005	Sep. 15, 2005	—	0.07249	0.00002	0.03249	0.10500
Sep. 30, 2005	Oct. 17, 2005	—	0.07249	0.00002	0.03249	0.10500
Oct. 31, 2005	Nov. 14, 2005	—	0.07595	0.00002	0.03403	0.11000
Nov. 30, 2005	Dec. 14, 2005	—	0.07595	0.00002	0.03403	0.11000
Dec. 30, 2005	Jan. 16, 2006	—	0.07595	0.00002	0.03403	0.11000
Dec. 30, 2005[1]	Jan. 16, 2006[1]	—	0.07595	0.00001	0.03404	0.11000
Dec. 30, 2005[2]	Dec. 30, 2005[2]	—	—	—	0.57301	0.57301
Total		$ —	$ 0.94934	$ 0.00022	$ 0.99845	$ 1.94801

[1] Special cash distribution.

[2] Special unit distribution – Unitholders are reminded that the unit distribution increases the adjusted cost base of a unitholder's holding in the Fund by an amount equal to the distribution.

Portfolio Manager

Brompton Capital Advisors Inc.
Brompton Capital Advisors Inc. acts as portfolio manager for all seven of Brompton's passive index-type funds. Historically, diversification has been a proven method for tempering risk while providing investors the opportunity for high returns. Brompton's equal weight approach provides investors with an index-like investment that limits exposure to any single security by investing an equal dollar amount in each security that meets defined inclusion criteria and by rebalancing periodically to reflect overall changes in the market.

Forward-looking Statements

Some of the statements contained herein including, without limitation, financial and business prospects and financial outlook may be forward-looking statements which reflect management's expectations regarding future plans and intentions, growth, results of operations, performance and business prospects and opportunities. Words such as "may," "will," "should," "could," "anticipate," "believe," "expect," "intend," "plan," "potential," "continue" and similar expressions have been used to identify these forward-looking statements. These statements reflect management's current beliefs and are based on information currently available to management. Forward-looking statements involve significant risks and uncertainties. A number of factors could cause actual results to differ materially from the results discussed in the forward-looking statements including, but not limited to, changes in general economic and market conditions and other risk factors. Although the forward-looking statements contained herein are based upon what management believes to be reasonable assumptions, we cannot assure that actual results will be consistent with these forward-looking statements. Investors should not place undue reliance on forward-looking statements. These forward-looking statements are made as of the date hereof and we assume no obligation to update or revise them to reflect new events or circumstances.

Management's Responsibility Statement

The financial statements of Brompton Equal Weight Oil & Gas Income Fund (the "Fund") have been prepared by Brompton Energy Trust Management Limited (the "Manager" of the Fund) and approved by the Board of Directors of the Manager. The Manager is responsible for the information and representations contained in these financial statements and the other sections of the annual report.

The Manager maintains appropriate procedures to ensure that relevant and reliable financial information is produced. Statements have been prepared in accordance with accounting principles generally accepted in Canada and include certain amounts that are based on estimates and judgements. The significant accounting policies applicable to the Fund are described in Note 2 to the financial statements.

The Board of Directors of the Manager is responsible for ensuring that management fulfills its responsibilities for financial reporting and has reviewed and approved these financial statements. The Board carries out this responsibility through the Audit Committee, which is comprised of independent directors of the Board.

The Manager, with the approval of its Board of Directors, has appointed the external firm of PricewaterhouseCoopers LLP as the auditors of the Fund. They have audited the financial statements of the Fund in accordance with Canadian generally accepted auditing standards to enable them to express to unitholders their opinion on the financial statements. The auditors have full and unrestricted access to the Audit Committee to discuss their findings.

Raymond R. Pether
Chief Executive Officer
Brompton Energy Trust Management Limited
February 10, 2006

Craig T. Kikuchi
Chief Financial Officer
Brompton Energy Trust Management Limited

Auditors' Report to Unitholders

To the Unitholders of Brompton Equal Weight Oil & Gas Income Fund:

We have audited the statement of investments of Brompton Equal Weight Oil & Gas Income Fund (the "Fund") as at December 31, 2005 and the statements of net assets as at December 31, 2005 and 2004 and the statements of operations and retained earnings, changes in net assets and cash flows for the year ended December 31, 2005 and for the period from October 7, 2004 (commencement of operations) to December 31, 2004. These financial statements are the responsibility of the Fund's Manager. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the investments of the Fund as at December 31, 2005, the net assets as at December 31, 2005 and 2004 and the results of its operations and retained earnings, the changes in its net assets and its cash flows for the year ended December 31, 2005 and for the period from October 7, 2004 (commencement of operations) to December 31, 2004 in accordance with Canadian generally accepted accounting principles.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Chartered Accountants
Toronto, Ontario
February 10, 2006

Statements of Net Assets

As at December 31	2005	2004
Assets		
Investments, at market value	$ 502,038,109	$ 441,012,018
Cash and short-term investments	22,638	748,288
Distributions and interest receivable	4,942,078	4,260,060
Deferred financing costs (note 7)	34,012	68,595
Total assets	507,036,837	446,088,961
Liabilities		
Accounts payable and accrued liabilities	531,634	448,403
Distributions payable to unitholders (note 4)	8,063,887	4,216,457
Loans payable (note 7)	48,455,000	43,600,000
Total liabilities	57,050,521	48,264,860
Unitholders' equity		
Unitholders' capital (note 3)	367,881,681	394,755,038
Contributed surplus	—	10
Retained earnings	82,104,635	3,069,053
Net assets representing unitholders' equity	$ 449,986,316	$ 397,824,101
Units outstanding (note 3)	36,654,034	41,747,101
Net asset value per unit	$ 12.28	$ 9.53

Approved on behalf of Brompton Equal Weight Oil & Gas Income Fund, by the Board of Directors of Brompton Energy Trust Management Limited, the Manager.

Peter A. Braaten
Director

James W. Davie
Director

The accompanying notes are an integral part of these financial statements.

Statements of Operations and Retained Earnings

For the year/period ended December 31	2005	2004[1]
Income		
Distributions from income funds	$ 58,217,018	$ 13,578,481
Interest income	41,967	34,416
	58,258,985	13,612,897
Expenses		
Management fees (note 5)	2,149,045	439,479
Service fees (note 5)	1,382,901	274,860
Audit fees	27,741	20,868
Director fees	44,009	10,001
Trustee fees	22,816	5,679
Custodial fees	55,802	13,814
Legal fees	33,467	14,837
Unitholder reporting costs	235,697	114,915
Other administrative expenses	202,655	52,149
Interest and bank charges (note 7)	2,047,291	436,262
	6,201,424	1,382,864
Net investment income	52,057,561	12,230,033
Net realized gain on sale of investments (note 6)	46,078,676	—
Net change in unrealized gain on investments	71,481,874	3,104,841
Increase in net assets from operations	$ 169,618,111	$ 15,334,874
Retained earnings, beginning of year/period	$ 3,069,053	$ —
Excess of stated value paid on redemption and repurchase of units	(13,803,355)	—
Distributions to unitholders (note 4)	(76,779,174)	(12,265,821)
Retained earnings, end of year/period	$ 82,104,635	$ 3,069,053
Increase in net assets from operations per unit[2]	$ 4.10	$ 0.37

[1] Period from October 7, 2004 (commencement of operations) to December 31, 2004.

[2] Based on weighted average number of units outstanding for the period (note 3).

The accompanying notes are an integral part of these financial statements.

Statements of Cash Flows

For the year/period ended December 31	2005	2004[1]
Cash flows from operating activities:		
Increase in net assets from operations	$ 169,618,111	$ 15,334,874
Adjustments to reconcile net cash provided by (used in) operations:		
Net realized gain on sale of investments (note 6)	(46,078,676)	—
Net change in unrealized gain on investments	(71,481,874)	(3,104,841)
Amortization of deferred financing costs (note 7)	37,083	8,737
Increase in distributions and interest receivable	(682,018)	(4,260,060)
Increase in accounts payable and accrued liabilities	83,231	448,403
Purchase of investments (note 6)	(225,353,970)	(437,907,177)
Proceeds from sale of investments (note 6)	281,888,429	—
Cash provided by (used in) operating activities	**108,030,316**	**(429,480,064)**
Cash flows from financing activities:		
Proceeds from issuance of units (note 3)	2,008,453	417,410,738
Agents' fees and issuance costs (note 3)	13,104	(22,692,500)
Increase in loans payable	4,855,000	43,600,000
Deferred financing costs paid	(2,500)	(77,332)
Distributions paid to unitholders (note 4)	(51,928,616)	(8,049,364)
Proceeds from distribution reinvestment plan (note 4)	442,032	36,810
Repurchase of units (note 3)	(2,700,251)	—
Amounts paid for redemption of units (note 3)	(61,443,188)	—
Cash provided by (used in) financing activities	**(108,755,966)**	**430,228,352**
Net increase (decrease) in cash and short-term investments	(725,650)	748,288
Cash and short-term investments, beginning of year/period	748,288	—
Cash and short-term investments, end of year/period	**$ 22,638**	**$ 748,288**
Supplemental information:		
Interest paid	$ 1,986,065	$ 422,133

Statements of Changes in Net Assets

For the year/period ended December 31	2005	2004[1]
Net assets, beginning of year/period	**$ 397,824,101**	**$ —**
Operations:		
Increase in net assets from operations	169,618,111	15,334,874
Unitholder transactions:		
Distributions to unitholders (note 4)		
Net investment income	(38,517,655)	(7,497,276)
Capital gains	(38,261,519)	—
Return of capital	—	(4,768,545)
Total	(76,779,174)	(12,265,821)
Proceeds from issuance of units (note 3)	2,008,453	417,410,738
Agents' fees and issuance costs (note 3)	13,104	(22,692,500)
Proceeds from distribution reinvestment plan (note 4)	442,032	36,810
Repurchase of units (note 3)	(2,700,251)	—
Redemption of units (note 3)	(61,443,188)	—
Increase in capital from unit distribution and consolidation (note 3)	21,003,128	—
Total unitholder transactions	(117,455,896)	382,489,227
Net increase in net assets	52,162,215	397,824,101
Net assets, end of year/period	**$ 449,986,316**	**$ 397,824,101**
Distributions per unit	**$ 1.94801**	**$ 0.294**

[1] Period from October 7, 2004 (commencement of operations) to December 31, 2004.

The accompanying notes are an integral part of these financial statements.

Statement of Investments

As at December 31, 2005		Cost	Market Value
No. of Units	Oil and Gas		
819,535	Acclaim Energy Trust	$ 12,050,705	$ 15,530,188
747,206	Advantage Energy Income Fund	15,854,467	16,759,831
617,797	ARC Energy Trust	10,484,475	16,365,443
917,210	Baytex Energy Trust	12,466,347	16,234,617
446,358	Bonavista Energy Trust	11,422,824	17,006,240
732,483	Crescent Point Energy Trust	14,529,285	15,147,748
1,174,240	Daylight Energy Trust	15,300,993	14,595,803
289,421	Enerplus Resources Fund	11,883,939	16,167,057
655,586	Enterra Energy Trust	15,988,595	12,561,028
1,237,426	Esprit Energy Trust	16,048,412	16,655,754
978,595	Fairborne Energy Trust	13,231,325	16,146,818
624,453	Focus Energy Trust	11,481,903	16,060,931
857,792	Freehold Royalty Trust	15,664,355	16,135,068
448,471	Harvest Energy Trust	9,822,147	16,678,636
1,419,493	Ketch Resources Trust	20,740,304	15,955,101
854,164	NAL Oil & Gas Trust	12,754,402	15,443,285
707,473	Paramount Energy Trust	11,338,168	15,684,676
722,929	Pengrowth Energy Trust	13,788,563	16,374,342
451,417	Penn West Energy Trust	14,995,159	17,149,332
743,630	Petrofund Energy Trust	11,978,345	15,236,979
580,788	Peyto Energy Trust	11,911,257	14,746,207
451,767	PrimeWest Energy Trust	12,554,875	16,218,435
917,343	Progress Energy Trust	13,672,223	15,750,779
1,181,257	Provident Energy Trust	13,334,720	14,824,775
762,700	Sequoia Oil & Gas Trust	15,301,078	15,459,929
533,327	Shiningbank Energy Income Fund	11,908,183	15,546,482
686,774	StarPoint Energy Trust	13,008,181	15,658,447
1,234,927	Thunder Energy Trust	16,244,667	14,819,124
591,222	Trilogy Energy Trust	9,788,961	14,071,084
728,800	True Energy Trust	15,299,116	15,159,040
529,121	Vermilion Energy Trust	10,540,340	15,736,059
1,756,399	Viking Energy Royalty Trust	12,063,080	16,158,871
	Total	$ 427,451,394	$ 502,038,109

The accompanying notes are an integral part of these financial statements.

Notes to the Financial Statements

December 31, 2005 and 2004

1. OPERATIONS

Brompton Equal Weight Oil & Gas Income Fund (the "Fund") is a closed-end investment trust created under the laws of the Province of Ontario on September 28, 2004 pursuant to a declaration of trust. Computershare Trust Company of Canada is the Trustee and Brompton Energy Trust Management Limited (the "Manager") is responsible for managing the affairs of the Fund. The Manager has retained Brompton Capital Advisors Inc. to acquire the portfolio and to rebalance it on a quarterly basis in accordance with the terms of the declaration of trust. RBC Dexia Investor Services Trust is the custodian of the Fund's assets and prepares the weekly valuations of the Fund. The Fund commenced operations on October 7, 2004.

2. SIGNIFICANT ACCOUNTING POLICIES

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles and they include estimates and assumptions made by management that affect the reported amounts of assets and liabilities at the date of these financial statements and the reported amounts of income and expenses during the periods for which the financial statements report. Actual results could differ from these estimates.

a) **Valuation of Investments**
The Fund's investments are presented at estimated market value. Investments that are publicly traded are valued at their closing price. If a closing price is not available, then these investments are valued using an average of the latest bid and ask prices. Short-term investments are valued at cost which, when taken together with accrued interest income thereon, is an approximation of their market value.

b) **Investment Transactions and Income Recognition**
Investment transactions are recorded on trade date and any realized gains or losses are recognized using the average cost of the investments. Interest income is recognized on an accrual basis. Distributions from income funds are recognized on the ex-distribution date. Net realized gains or losses on sale of investments include net realized gains or losses from foreign currency changes.

c) **Income Taxes**
The Fund qualifies as a mutual fund trust under the Income Tax Act (Canada). Provided the Fund makes distributions in each year of its net income and net realized capital gains, the Fund will not generally be liable for income tax. It is the intention of the Fund to distribute all of its net income and net realized capital gains on an annual basis. Accordingly, no income tax provision has been recorded.

d) **Foreign Exchange**
The market value of investments and other assets and liabilities that are denominated in foreign currencies are translated into Canadian dollars at the noon rate of exchange on each valuation date. Purchases and sales of investments and income derived from investments are translated at the rate of exchange prevailing at the time of such transactions.

e) **Fair Value of Financial Instruments**
The fair values of the Fund's financial instruments, which are composed of cash, distributions receivable, accounts payable and accrued liabilities and loans payable, approximate their book values.

f) **Comparative Figures**
Certain comparative figures have been reclassified in accordance with National Instrument 81-106 and to conform to the current period's presentation of unitholders' capital and retained earnings.

Notes to the Financial Statements (continued)

3. UNITS OF THE FUND

Authorized

The Fund is authorized to issue an unlimited number of transferable, redeemable units of beneficial interest, each of which represents an equal, undivided interest in the net assets of the Fund. Each unit entitles the holder to one vote and to participate equally with respect to any and all distributions made by the Fund. Units may be redeemed at the option of unitholders by tendering units of the Fund at least twenty business days prior to the second last day of November ("Redemption Valuation Date"). Redemption of tendered units will be settled based on the net asset value per unit on the Redemption Valuation Date less associated costs of the redemption, including brokerage costs. Units tendered for redemption will be redeemed effective the Redemption Valuation Date of each year and will be settled on or before the tenth business day following the Redemption Valuation Date.

Issued

	2005		2004[(1)]	
	Number of Units	Amount	Number of Units	Amount
Units, beginning of year	41,747,101	$ 394,755,038	—	$ —
Initial public offering, net	—	13,104	40,000,000	378,200,000
Exercise of overallotment option, net	—	—	1,700,000	16,107,500
Units redeemed	(5,072,374)	(47,990,238)	—	—
Issued for services (note 5)	184,155	2,008,453	43,234	410,728
Units issued under the distribution reinvestment plan (note 4)	43,552	442,032	3,867	36,810
Units repurchased pursuant to normal course issuer bid	(248,400)	(2,349,836)	—	—
Units issued and consolidated on special year-end distribution (note 4)	—	21,003,128	—	—
Units, end of year	36,654,034	$ 367,881,681	41,747,101	$ 394,755,038

(1) Period from October 7, 2004 (commencement of operations) to December 31, 2004.

On October 7, 2004, the Fund completed its initial public offering of 40,000,000 units at a price of $10.00 per unit for proceeds, net of agents' fees and issuance costs, of $378,200,000.

On October 18, 2004, the Fund completed the issuance of an additional 1,700,000 units at a price of $10.00 per unit for proceeds, net of agents' fees, of $16,107,500. The issuance of these additional units was pursuant to the exercise of the overallotment option granted to the agents in connection with the initial public offering.

On November 29, 2005, 5,072,374 units were redeemed at $12.1133 per unit.

During the year, the Fund issued 184,155 (2004 – 43,234) units to the Manager in respect of its management fee.

The Fund received approval from the Toronto Stock Exchange for a normal course issuer bid for the period from November 4, 2004 to November 3, 2005. Pursuant to the issuer bid, the Fund could purchase up to 4,160,000 of its units for cancellation when the net asset value per unit exceeded its trading price. The Fund renewed the issuer bid for the period from November 4, 2005 to November 3, 2006, which allows the Fund to purchase up to 4,165,000 units. The Fund may repurchase units when the net asset value per unit exceeds its trading price. For the year ended December 31, 2005, 248,400 (2004 – nil) units were purchased.

The weighted average number of units outstanding for the year ended December 31, 2005 was 41,336,973 (2004 – 41,491,318).

4. DISTRIBUTIONS PAYABLE TO UNITHOLDERS

Distributions, as declared by the Manager, are made on a monthly basis to unitholders of record on the last business day of each month. The distributions are payable by the tenth business day of the following month. For the year ended December 31, 2005, the Fund declared total distributions of $1.94801 (2004 – $0.294) per unit, which amounted to $76,779,174 (2004 – $12,265,821). Distributions for the year ended December 31, 2005 included cash distributions of $1.375 per unit amounting to $55,776,046 and a special unit distribution of $0.57301 per unit amounting to $21,003,128. These units were immediately consolidated so that the number of units outstanding at year-end equalled the number of units outstanding immediately prior to the special unit distribution. Pursuant to the Fund's distribution reinvestment plan, unitholders may elect to reinvest monthly distributions in additional units of the Fund which may be issued from treasury or purchased in the open market. For the year ended December 31, 2005, 43,552 (2004 – 3,867) units in respect of distributions were issued from treasury by the Fund.

5. MANAGEMENT AND SERVICE FEES

Pursuant to a management agreement, the Manager provides management and administrative services to the Fund, for which it is paid a management fee equal to 0.45% per annum of the net asset value of the Fund plus applicable taxes. The management fee may be paid in cash or units at the option of the Manager. To the extent that units are issued from treasury for this purpose, they will be issued at the net asset value per unit. During 2005, the entire management fee was paid in units. The Manager is responsible for paying fees of Brompton Capital Advisors Inc. for its services to the Fund. The Fund also pays to the Manager a service fee equal to 0.30% per annum of the net asset value of the Fund. The service fee is in turn paid by the Manager to investment dealers in proportion to the number of units held by clients of each dealer at the end of each calendar quarter.

6. INVESTMENT TRANSACTIONS

Investment transactions for the year/period ended December 31 are as follows:

	2005	2004[1]
Proceeds from sale of investments	$ 281,888,429	$ —
Less cost of investments sold:		
Investments at cost, beginning of year/period	437,907,177	—
Investments purchased during the year/period	225,353,970	395,370,007
Investments received in exchange for units	—	42,537,170
Investments at cost, end of year/period	(427,451,394)	(437,907,177)
Cost of investments sold during the year/period	235,809,753	—
Net realized gain on sale of investments	$ 46,078,676	$ —

[1] Period from October 7, 2004 (commencement of operations) to December 31, 2004.

Brokerage commissions on investments purchased and sold during the year ended December 31, 2005 amounted to $633,550 (2004 – $741,699). For the years ended December 31, 2005 and 2004, there were no soft dollar amounts paid.

7. LOANS PAYABLE

Pursuant to an agreement with a Canadian chartered bank, the Fund has a 364-day renewable revolving credit facility and a term credit facility. The revolving credit facility provides for maximum borrowings of $22.9 million at either the prime rate of interest or the bankers' acceptance rate plus a fixed percentage. There was $4.9 million outstanding under this facility at December 31, 2005. The Fund has borrowed the maximum amount of $43.6 million under the term credit facility at a fixed rate of 4.513% for a five-year period ending August 25, 2009. The credit facilities are secured by a first-priority security interest over all of the Fund's assets. During the year ended December 31, 2005, the minimum and maximum amounts of borrowings were $43.6 million (2004 – nil) and $49.4 million (2004 – $47.0 million), respectively.

Costs incurred to establish the credit facilities are deferred and amortized over the term of the facilities. For the year ended December 31, 2005, the Fund recorded amortization of these costs in the amount of $37,083 (2004 – $8,737).

The credit facilities are used by the Fund for the purchase of additional investments and for general Fund purposes.

Corporate Information

Directors

Peter A. Braaten, BA, MBA

James W. Davie, BComm, MBA

Donald L. Lenz, BSc

Arthur R.A. Scace, QC, CM

Ken S. Woolner, BSc, PEng

Officers

Peter A. Braaten
Chairman

Raymond R. Pether
Chief Executive Officer

Mark A. Caranci
President

Craig T. Kikuchi
Chief Financial Officer

David E. Roode
Senior Vice President

Moyra E. MacKay
Vice President and Corporate Secretary

Lorne J. Zeiler
Vice President

Jessica Leung
Controller

Ann P. Wong
Controller

Debbie M. Chin
Assistant Vice President

Christopher Cullen
Assistant Vice President

Continuous Disclosure Manager

Contact: **David E. Roode**
Phone: 416-642-6008
Email: roode@bromptongroup.com

Trustee

Computershare Trust Company of Canada

Custodian

RBC Dexia Investor Services Trust

Auditors

PricewaterhouseCoopers LLP

Banker

Royal Bank of Canada

Website

www.bromptongroup.com

BROMPTON FUNDS

Mailing Address
Suite 2930, P.O. Box 793
Bay Wellington Tower, BCE Place
181 Bay Street
Toronto, ON M5J 2T3

Phone: 416-642-6000
Fax: 416-642-6001
Toll Free: 866-642-6001

BROMPTON
EQUAL WEIGHT OIL & GAS
INCOME FUND


VALUE INTEGRITY PERFORMANCE

Management Report of Fund Performance

February 10, 2006

This annual management report of fund performance for Brompton Equal Weight Oil & Gas Income Fund (the "Fund") contains financial highlights but does not contain the complete audited annual financial statements. The complete audited annual financial statements are appended to this report.

Unitholders may obtain a copy of the Fund's proxy voting policies and procedures, proxy voting disclosure record, or quarterly portfolio disclosure, at no cost by calling 866-642-6001, or by sending a request to Suite 2930, P.O. Box 793, Bay Wellington Tower, BCE Place, 181 Bay Street, Toronto, Ontario, M5J 2T3.

Investment Objectives and Strategies

Brompton Equal Weight Oil & Gas Income Fund is a closed-end investment trust that is listed on the Toronto Stock Exchange under the symbol OGF.UN and is managed by Brompton Energy Trust Management Limited (the "Manager"). The Fund is designed to provide investors with high monthly cash distributions and the opportunity for capital appreciation by investing on an equally weighted basis in a portfolio of oil and gas income trusts. At the time of investment, the portfolio is comprised of an equal dollar amount of each oil and gas income trust listed on the TSX that pays a regular distribution and has a market capitalization of at least $500 million. The portfolio is rebalanced quarterly to include any newly qualifying oil and gas income trusts and to eliminate any oil and gas income trust whose market capitalization falls below $350 million or which otherwise does not qualify for investment. The Fund's passive investment strategy allows for a low cost method of investing in the oil and gas income trust asset class. The Fund is RRSP, DPSP, RRIF and RESP eligible.

Risks

There are risks associated with an investment in units of the Fund. The prospectus that was issued in connection with the initial public offering of the Fund's units, as well as the Fund's annual information form, contains a discussion of these risks. These documents are available on the Fund's website at www.bromptongroup.com or on SEDAR at www.sedar.com. Below is a discussion of some of the more significant risks affecting the Fund in 2005.

Decline in the Net Asset Value of the Fund

The value of the portfolio investments held by the Fund can decline for a number of reasons including changes in oil and natural gas prices, increases in interest rates, environmental problems, changes to government regulations, adverse financial markets, insolvency, declines in asset values, operational and management difficulties or natural and other disasters. Among these factors, in 2005, rising oil and natural gas prices had a significant impact on the Fund. Rising prices contributed to the increase in the value of the oil and gas income trusts held by the Fund and in turn the net asset value of the Fund. Rising prices followed by increased distributions from oil and gas trusts also contributed significantly in permitting the Fund to increase its monthly distribution rate. A decline in oil and natural gas prices in the future could negatively impact the net asset value of the Fund and distribution rates. Since peaking in December 2005, natural gas prices have declined by approximately 51% to the date of this report.

Changes in Legislation

As illustrated in the discussion under "Recent Developments – Tax Treatment of Income Trusts," a potential change in the method income trusts are taxed can have a material impact on the net asset value of the Fund. There can be no assurance that tax laws affecting the treatment of mutual fund trusts under the Income Tax Act (Canada) will not be changed in the future in a manner which may adversely affect the distributions received by the Fund.

Interest Rate Exposure and Leverage

The Fund has borrowed amounts to invest in additional portfolio investments to increase the overall distributions of the Fund. If interest rates increase during a period when leverage is utilized, increased interest costs will reduce income available to be distributed. In 2005, short-term Canadian interest rates rose as the Bank of Canada increased its overnight rate from 2.50% in January to 3.25% by the end of December. The Fund has mitigated this risk of rising short-term interest rates by fixing the interest rate on nearly all of its borrowings to August 2009.

Leverage can also impact the net asset value of the Fund as it will enhance the net asset value during a period when the Fund's investments have appreciated and will exacerbate the decline of net asset value during a falling market. The greater the amount of leverage, the greater the impact on net asset value of a rise or decline in market prices of the Fund's investments. During 2005, leverage had a positive impact on the net asset value as the value of the underlying trusts increased over the year.

Significant Redemptions and Units Trading at a Discount

Units of the Fund are redeemable each year, in November, at their net asset value per unit on the second last business day of November. The purpose of the annual redemption right is to reduce the likelihood that units of the Fund trade at a substantial discount to net asset value per unit and to provide unitholders with the right to realize their investment, once per year, at net asset value per unit less costs associated with the redemption, including brokerage costs. While the redemption right provides unitholders the option of annual liquidity at net asset value, the Fund may trade at a significant discount during the year. In addition, if a significant number of units are redeemed, the trading liquidity of the units could be significantly reduced and expenses of the Fund would be spread over fewer units, resulting in a higher management expense ratio ("MER") for the Fund. In 2005, the Fund had a redemption amounting to $61.4 million.

Recent Developments

Special Meeting of Unitholders

On November 9, 2005, a special meeting of unitholders of the Fund was held, at which time several amendments to the Declaration of Trust were approved by unitholders. The amendments were to (i) conform to current regulatory requirements and industry practices, and (ii) provide greater flexibility and certainty in the administration of the Fund and reduce administrative costs.

The main amendments to the Declaration of Trust of the Fund were:

(i) Amendment to Investment Guidelines

An amendment to the Fund's investment guidelines was approved which changed the method for determining the minimum size of an income trust in which the Fund may invest from one based on float capitalization to one based on market capitalization. This amendment was implemented for the rebalancing of the portfolio which occurred in December 2005. In the Manager's experience, the use of market capitalization versus float capitalization does not materially affect the composition of the portfolio. The market capitalization figures are more readily available, and a more timely and reliable rebalancing of the portfolio can be achieved.

(ii) Amendment to Redemption Amount

An amendment was approved which revised the calculation of the redemption amount so that it is based on net asset value per unit and includes any costs associated with the redemption, including brokerage costs. This change more appropriately allocates the costs of the redemption to the redeeming unitholders.

Tax Treatment of Income Trusts

On September 8, 2005, the Department of Finance launched public consultations on tax and other issues related to publicly listed flow-through entities ("FTEs") such as income trusts. On September 19, 2005, the tax treatment of income trusts became more uncertain when the Department of Finance announced that the Canada Revenue Agency ("CRA") was going to stop issuing advance income tax rulings on FTE structures while the public consultations were underway. In the period following these announcements, the value of the income trust sector declined substantially.

On November 23, 2005, the Federal Minister of Finance announced that the government planned to alter the manner in which dividend income is taxed, rather than changing the way that income trusts are taxed. The Minister decided to reduce the tax rate on certain dividends, over time, to ultimately make the effective rate of tax on dividends comparable to that paid on income flowed through an income trust. The Minister of Finance also indicated that CRA would resume issuing advance tax rulings with respect to income trusts. Enactment of the proposals remains outstanding, and it is not certain that the provinces will follow suit. If the provinces do not change the manner in which dividends are taxed, the effective rate of tax on dividend income will still be higher and the income tax imbalance between corporations and income trusts will be maintained. Following this latter announcement, the value of the income trust sector experienced a significant rally.

Results of Operations

Distributions

During the year ended December 31, 2005, the Fund made monthly cash distributions which totalled $1.265 per unit. During 2005, the Fund increased its monthly distribution from $0.101 per unit in January to $0.11 per unit in December. This was the result of distribution increases from many of the underlying trusts in the Fund's portfolio over the year.

At year-end, the Fund also made a special distribution of $0.68301 per unit comprised of a cash distribution of $0.11 per unit and a unit distribution of $0.57301 per unit. Immediately following the unit distribution, the units of the Fund were consolidated so that the number of units held by each unitholder equals the number of units held immediately prior to the unit distribution. These special distributions were paid as a result of significant capital gains that were realized by the Fund during the year. For 2005, the Fund realized $46.1 million of net capital gains. A detailed breakdown of the tax characteristics of all of the 2005 distributions is provided later under "2005 Tax Information."

The Fund has a distribution reinvestment plan which allows participating unitholders to automatically reinvest monthly distributions in additional units of the Fund. For the year ended December 31, 2005, 48,044 units were acquired in the market pursuant to this plan at an average price of $11.31 per unit, and 43,552 units were issued from treasury by the Fund at an average price of $10.15.

Net Asset Value
As a result of the strong performance of the oil and gas income trust sector, the net asset value per unit increased over the year by $2.75 per unit or 28.9% from $9.53 to $12.28. The aggregate net assets of the Fund increased from $398 million on December 31, 2004 to $450 million on December 31, 2005, even after the annual redemption of $61 million in November 2005.

Investment Portfolio
As of December 31, 2005, the Fund's investments included a total of 32 oil and gas income trusts, an increase of 12 issuers from the end of 2004. A detailed listing of the Fund's security holdings is provided in the financial statements. The increase in the number of qualifying trusts was the result of a number of factors including the growth in the value of some oil and gas trusts above the $500 million threshold, several new trust conversions, including Penn West Energy Trust, StarPoint Energy Trust ("StarPoint"), Ketch Resources Trust, Sequoia Oil & Gas Trust, Thunder Energy Trust and Fairborne Energy Trust, and follow-on offerings by some trusts which increased their market capitalization. The large number of newly qualifying oil and gas income trusts over the year required a major portion of the existing portfolios to be rebalanced each quarter, which resulted in the Fund realizing a net gain of $46.1 million. Also in 2005, two portfolio investments, APF Energy Trust and StarPoint, merged. Following the end of 2005, another two mergers have occurred. Acclaim Energy Trust and StarPoint merged to form Canetic Resources Trust, and Harvest Energy Trust ("Harvest") and Viking Energy Trust merged and continued as Harvest.

In 2005, the oil and gas income trust sector demonstrated strong performance which is reflected in the 37% appreciation of the S&P/TSX Capped Energy Trust Index (excluding distributions from underlying trusts). The oil and gas sector, along with the entire income trust market, experienced significant volatility following the federal government's announcement in September 2005 that it was suspending its advance tax rulings on flow-through entities. However, subsequent to the Minister of Finance's announcement on tax on dividend income in November 2005, the oil and gas income trust sector rallied. The Fund recorded net unrealized gains of $71.5 million during the year.

Liquidity and Capital Resources
As of December 31, 2005, the Fund had borrowings of $43.6 million under its term credit facility, which represented 8.6% of total assets or 9.7% of net assets. The interest rate on the term credit facility is fixed until August 2009 at 4.513%, which reduces the Fund's exposure to rising short-term interest rates over its term. The borrowings have been used principally to invest in additional portfolio investments to increase the overall distributions paid by the Fund. The Fund also has a 364-day revolving credit facility for working capital purposes which provides for maximum borrowings of $22.9 million at either the prime rate of interest or the bankers' acceptance rate plus a fixed percentage. At December 31, 2005, the Fund had $4.9 million outstanding under this facility. During the year, the minimum and maximum amounts of borrowings under both facilities were $43.6 million and $49.4 million, respectively.

To provide liquidity, units of the Fund are listed on the TSX under the symbol OGF.UN. The Fund's normal course issuer bid program allows it to purchase its units on the TSX when they trade below net asset value per unit. As a result, purchases under the issuer bid are accretive to the net asset value per unit. A total of 248,400 units were purchased in 2005 under this program at an average price of $10.87 per unit.

Unitholders have the option to redeem units, on an annual basis, on the second last business day of November at a price based on the net asset value of the Fund at that time. The price includes costs to the Fund associated with the redemption, including brokerage costs. Units must be tendered for redemption at least twenty business days prior to the second last business day of November. On November 29, 2005, 5,072,374 units were redeemed for proceeds of $61.4 million.

Related Party Transactions

Pursuant to a management agreement, the Manager provides management and administrative services to the Fund, for which it is paid a management fee equal to 0.45% per annum of the net asset value of the Fund. The management fee may be paid in cash or units at the option of the Manager. During 2005, the entire management fee was paid in units. The Manager is responsible for paying the fees of Brompton Capital Advisors Inc. which is an affiliate of the Manager and which is responsible for the rebalancing of the Fund. The Fund also pays to the Manager a service fee equal to 0.30% per annum of the net asset value of the Fund. The service fee is in turn paid by the Manager to the investment dealers based on the proportionate number of units held by clients of such dealers at the end of each calendar quarter. In 2005, management and service fees amounted to $2.1 million and $1.4 million, respectively.

Financial Highlights

The following tables show selected key financial information about the Fund and are intended to help readers understand the Fund's financial performance for the fiscal periods indicated. This information is derived from the Fund's audited annual financial statements. The information in the following tables is presented in accordance with National Instrument ("NI") 81-106 and, as a result, does not act as a continuity of opening and closing net asset value per unit. The increase (decrease) in net assets from operations is based on average units outstanding during the period, and all other numbers are based on actual units outstanding at the relevant point in time.

Net Asset Value per Unit

		2005		2004[1]
Net asset value, beginning of year[2]	$	9.53	$	9.45
Increase (decrease) from operations:[3]				
Total revenue		1.41		0.33
Total expenses		(0.15)		(0.03)
Realized gain for the year		1.11		—
Unrealized gain for the year		1.73		0.07
Total increase in net assets from operations	$	4.10	$	0.37
Distributions to unitholders:[2]				
Cash distributions:				
From net investment income (excluding dividends)	$	0.95	$	0.18
From net realized gain on investments		0.43		—
Return of capital		—		0.11
Total cash distributions		1.38		0.29
Unit distribution:				
From net realized gain on investments		0.57		—
Total distributions to unitholders	$	1.95	$	0.29
Net asset value, end of year[2]	$	12.28	$	9.53

[1] Period from October 7, 2004 (commencement of operations) to December 31, 2004.

[2] Net asset value per unit and distributions per unit are based on the actual number of units outstanding at the relevant time.

[3] The increase (decrease) in net assets from operations per unit is based on the weighted average number of units outstanding over the fiscal period.

Ratios and Supplemental Data

		2005		2004
Net assets (in 000s)	$	449,986	$	397,824
Number of units outstanding (in 000s)		36,654		41,747
Management expense ratio ("MER")[1][2]		1.39%		7.19%
MER excluding interest expense and issuance costs[1]		0.93%		0.89%
Portfolio turnover rate[3]		45.92%		N/A
Trading expense ratio[4]		0.14%		N/A
Closing market price	$	12.06	$	10.15

[1] Annualized for the period from October 7, 2004 (commencement of operations) to December 31, 2004.

[2] Management expense ratio is based on the total expenses of the Fund for the stated period, including interest expense and issuance costs, and is expressed as an annualized percentage of the average net assets of the period.

[3] The Fund's portfolio turnover rate indicates how actively the Fund's portfolio advisor manages its portfolio investments. A portfolio turnover rate of 100% is equivalent to the Fund buying and selling all of the securities in its portfolio once in the course of the year. The higher the Fund's portfolio turnover rate in a year, the greater the trading costs payable by the Fund in the year, and the greater the chance of an investor receiving taxable capital gains in the year. There is not necessarily a relationship between a high turnover rate and the performance of the Fund. The portfolio turnover rate is not provided when a fund is less than one year old. Portfolio turnover rate is calculated by dividing the lesser of the cost of purchases and the proceeds of sales of portfolio securities for the period, excluding cash and short-term investments maturing in less than one year, by the average market value of investments during the period.

[4] The trading expense ratio represents total commissions expressed as an annualized percentage of daily average net assets of the Fund during the period. This disclosure is a new requirement under NI 81-106 and is not applied retroactively.

Past Performance

The following chart and table shows the past performance of the Fund and will not necessarily indicate how the Fund will perform in the future. The information shown is based on net asset value per unit and assumes that distributions made by the Fund in the periods shown were reinvested (at net asset value per unit) in additional units of the Fund.

Year-by-Year Returns

The bar chart shows the Fund's annual return (based on net asset value per unit) in each year since inception to December 31, 2005. The chart shows, in percentage terms, how an investment held on the first day of each fiscal year would have increased or decreased by the last day of the fiscal year.


50%
40%
30%
20%
10%
0%
46.0%
4.0%
04*
05

* For the period from October 7, 2004 (commencement of operations) to December 31, 2004.

Annual Compound Returns

The following table shows the Fund's compound return for each period indicated, compared with the return of the S&P/TSX Capped Energy Trust Index ("Energy Trust Index"). The Energy Trust Index is derived from the S&P/TSX Capped Income Trust Index, based on the energy sector of the Global Industry Classification Standards ("GICS"). Income trusts that qualify for inclusion must derive their distribution income from actual operating entities.

	1 year	Since Inception[1]
Brompton Equal Weight Oil & Gas Income Fund	46.0%	40.2%
S&P/TSX Capped Energy Trust Index	49.4%	42.7%

[1] For the period from October 7, 2004 (commencement of operations) to December 31, 2005.

The Fund has generated excellent returns of 46.0% and 40.2% over the past year and since inception, respectively. Over these periods, the Fund has slightly underperformed the Energy Trust Index, which includes not only the oil and gas income trusts that the Fund may invest in, but other trusts in the energy sector such as those in oil sands development, pipelines and energy related services. Canadian Oil Sands Trust ("COS") was the largest constituent in the Energy Trust Index but does not qualify for investment by the Fund. The Fund's underperformance to the Index is largely due to the strong performance of COS in 2005, which had a return of approximately 86% based only on its market price.

Summary of Investment Portfolio

As at December 31, 2005

Total net asset value	$ 449,986,316

Portfolio Composition	% of NAV
Oil and gas	111.6%
Total investment portfolio	111.6%
Other net liabilities	(11.6%)
Total net asset value	100.0%

Top 25 Holdings	% of NAV
Penn West Energy Trust	3.8%
Bonavista Energy Trust	3.8%
Advantage Energy Income Fund	3.7%
Harvest Energy Trust	3.7%
Esprit Energy Trust	3.7%
Pengrowth Energy Trust	3.6%
ARC Energy Trust	3.6%
Baytex Energy Trust	3.6%
PrimeWest Energy Trust	3.6%
Enerplus Resources Fund	3.6%
Viking Energy Royalty Trust	3.6%
Fairborne Energy Trust	3.6%
Freehold Royalty Trust	3.6%
Focus Energy Trust	3.6%
Ketch Resources Trust	3.5%
Progress Energy Trust	3.5%
Vermilion Energy Trust	3.5%
Paramount Energy Trust	3.5%
StarPoint Energy Trust	3.5%
Shiningbank Energy Income Fund	3.5%
Acclaim Energy Trust	3.5%
Sequoia Oil & Gas Trust	3.4%
NAL Oil & Gas Trust	3.4%
Petrofund Energy Trust	3.4%
True Energy Trust	3.4%

The investment portfolio may change due to ongoing portfolio transactions of the investment fund. Quarterly updates are available within 60 days of each quarter end.

2005 Tax Information

The following information is applicable to holders who, for the purpose of the Income Tax Act (Canada), are resident in Canada and hold Fund units as capital property outside of an RRSP, RRIF or DPSP. Unitholders should receive a T3 slip from their investment dealer providing this information.

T3 supplementary slips for trust holdings will indicate Foreign Non-Business Income in Box 25, Other Taxable Income in Box 26, Capital Gains in Box 21 and Dividend Income in Box 23. Dividend income is subject to the standard gross-up and federal dividend tax credit rules.

The return of capital component is a non-taxable amount that serves to reduce the adjusted cost base of Fund units and is reported on the T3 supplementary slips in Box 42.

The following table outlines the breakdown of the Fund's distributions declared in 2005 on a per unit basis.

Record Date	Payment Date	Return of Capital	Other Taxable Income	Dividend Income	Capital Gains	Total Distribution
Jan. 31, 2005	Feb. 14, 2005	$ —	$ 0.06974	$ 0.00001	$ 0.03125	$ 0.10100
Feb. 28, 2005	Mar. 14, 2005	—	0.07043	0.00001	0.03156	0.10200
Mar. 31, 2005	Apr. 14, 2005	—	0.07043	0.00001	0.03156	0.10200
Apr. 29, 2005	May 13, 2005	—	0.07249	0.00002	0.03249	0.10500
May 31, 2005	June 14, 2005	—	0.07249	0.00002	0.03249	0.10500
June 30, 2005	July 15, 2005	—	0.07249	0.00002	0.03249	0.10500
July 29, 2005	Aug. 15, 2005	—	0.07249	0.00002	0.03249	0.10500
Aug. 31, 2005	Sep. 15, 2005	—	0.07249	0.00002	0.03249	0.10500
Sep. 30, 2005	Oct. 17, 2005	—	0.07249	0.00002	0.03249	0.10500
Oct. 31, 2005	Nov. 14, 2005	—	0.07595	0.00002	0.03403	0.11000
Nov. 30, 2005	Dec. 14, 2005	—	0.07595	0.00002	0.03403	0.11000
Dec. 30, 2005	Jan. 16, 2006	—	0.07595	0.00002	0.03403	0.11000
Dec. 30, 2005[1]	Jan. 16, 2006[1]	—	0.07595	0.00001	0.03404	0.11000
Dec. 30, 2005[2]	Dec. 30, 2005[2]	—	—	—	0.57301	0.57301
Total		$ —	$ 0.94934	$ 0.00022	$ 0.99845	$ 1.94801

[1] Special cash distribution.

[2] Special unit distribution – Unitholders are reminded that the unit distribution increases the adjusted cost base of a unitholder's holding in the Fund by an amount equal to the distribution.

Portfolio Manager

Brompton Capital Advisors Inc.

Brompton Capital Advisors Inc. acts as portfolio manager for all seven of Brompton's passive index-type funds. Historically, diversification has been a proven method for tempering risk while providing investors the opportunity for high returns. Brompton's equal weight approach provides investors with an index-like investment that limits exposure to any single security by investing an equal dollar amount in each security that meets defined inclusion criteria and by rebalancing periodically to reflect overall changes in the market.

Forward-looking Statements

Some of the statements contained herein including, without limitation, financial and business prospects and financial outlook may be forward-looking statements which reflect management's expectations regarding future plans and intentions, growth, results of operations, performance and business prospects and opportunities. Words such as "may," "will," "should," "could," "anticipate," "believe," "expect," "intend," "plan," "potential," "continue" and similar expressions have been used to identify these forward-looking statements. These statements reflect management's current beliefs and are based on information currently available to management. Forward-looking statements involve significant risks and uncertainties. A number of factors could cause actual results to differ materially from the results discussed in the forward-looking statements including, but not limited to, changes in general economic and market conditions and other risk factors. Although the forward-looking statements contained herein are based upon what management believes to be reasonable assumptions, we cannot assure that actual results will be consistent with these forward-looking statements. Investors should not place undue reliance on forward-looking statements. These forward-looking statements are made as of the date hereof and we assume no obligation to update or revise them to reflect new events or circumstances.

Management's Responsibility Statement

The financial statements of Brompton Equal Weight Oil & Gas Income Fund (the "Fund") have been prepared by Brompton Energy Trust Management Limited (the "Manager" of the Fund) and approved by the Board of Directors of the Manager. The Manager is responsible for the information and representations contained in these financial statements and the other sections of the annual report.

The Manager maintains appropriate procedures to ensure that relevant and reliable financial information is produced. Statements have been prepared in accordance with accounting principles generally accepted in Canada and include certain amounts that are based on estimates and judgements. The significant accounting policies applicable to the Fund are described in Note 2 to the financial statements.

The Board of Directors of the Manager is responsible for ensuring that management fulfills its responsibilities for financial reporting and has reviewed and approved these financial statements. The Board carries out this responsibility through the Audit Committee, which is comprised of independent directors of the Board.

The Manager, with the approval of its Board of Directors, has appointed the external firm of PricewaterhouseCoopers LLP as the auditors of the Fund. They have audited the financial statements of the Fund in accordance with Canadian generally accepted auditing standards to enable them to express to unitholders their opinion on the financial statements. The auditors have full and unrestricted access to the Audit Committee to discuss their findings.

(Signed)

Raymond R. Pether
Chief Executive Officer
Brompton Energy Trust Management Limited
February 10, 2006

(Signed)

Craig T. Kikuchi
Chief Financial Officer
Brompton Energy Trust Management Limited

Auditors' Report to Unitholders

To the Unitholders of Brompton Equal Weight Oil & Gas Income Fund:

We have audited the statement of investments of Brompton Equal Weight Oil & Gas Income Fund (the "Fund") as at December 31, 2005 and the statements of net assets as at December 31, 2005 and 2004 and the statements of operations and retained earnings, changes in net assets and cash flows for the year ended December 31, 2005 and for the period from October 7, 2004 (commencement of operations) to December 31, 2004. These financial statements are the responsibility of the Fund's Manager. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the investments of the Fund as at December 31, 2005, the net assets as at December 31, 2005 and 2004 and the results of its operations and retained earnings, the changes in its net assets and its cash flows for the year ended December 31, 2005 and for the period from October 7, 2004 (commencement of operations) to December 31, 2004 in accordance with Canadian generally accepted accounting principles.

(Signed)

PricewaterhouseCoopers LLP
Chartered Accountants
Toronto, Ontario
February 10, 2006

Statements of Net Assets

As at December 31	2005	2004
Assets		
Investments, at market value	$ 502,038,109	$ 441,012,018
Cash and short-term investments	22,638	748,288
Distributions and interest receivable	4,942,078	4,260,060
Deferred financing costs (note 7)	34,012	68,595
Total assets	507,036,837	446,088,961
Liabilities		
Accounts payable and accrued liabilities	531,634	448,403
Distributions payable to unitholders (note 4)	8,063,887	4,216,457
Loans payable (note 7)	48,455,000	43,600,000
Total liabilities	57,050,521	48,264,860
Unitholders' equity		
Unitholders' capital (note 3)	367,881,681	394,755,038
Contributed surplus	—	10
Retained earnings	82,104,635	3,069,053
Net assets representing unitholders' equity	$ 449,986,316	$ 397,824,101
Units outstanding (note 3)	36,654,034	41,747,101
Net asset value per unit	$ 12.28	$ 9.53

Approved on behalf of Brompton Equal Weight Oil & Gas Income Fund, by the Board of Directors of Brompton Energy Trust Management Limited, the Manager.

(Signed)
Peter A. Braaten
Director

(Signed)
James W. Davie
Director

The accompanying notes are an integral part of these financial statements.

Statements of Operations and Retained Earnings

For the year/period ended December 31	2005	2004[1]
Income		
Distributions from income funds	$ 58,217,018	$ 13,578,481
Interest income	41,967	34,416
	58,258,985	13,612,897
Expenses		
Management fees (note 5)	2,149,045	439,479
Service fees (note 5)	1,382,901	274,860
Audit fees	27,741	20,868
Director fees	44,009	10,001
Trustee fees	22,816	5,679
Custodial fees	55,802	13,814
Legal fees	33,467	14,837
Unitholder reporting costs	235,697	114,915
Other administrative expenses	202,655	52,149
Interest and bank charges (note 7)	2,047,291	436,262
	6,201,424	1,382,864
Net investment income	52,057,561	12,230,033
Net realized gain on sale of investments (note 6)	46,078,676	—
Net change in unrealized gain on investments	71,481,874	3,104,841
Increase in net assets from operations	$ 169,618,111	$ 15,334,874
Retained earnings, beginning of year/period	$ 3,069,053	$ —
Excess of stated value paid on redemption and repurchase of units	(13,803,355)	—
Distributions to unitholders (note 4)	(76,779,174)	(12,265,821)
Retained earnings, end of year/period	$ 82,104,635	$ 3,069,053
Increase in net assets from operations per unit[2]	$ 4.10	$ 0.37

[1] Period from October 7, 2004 (commencement of operations) to December 31, 2004.

[2] Based on weighted average number of units outstanding for the period (note 3).

The accompanying notes are an integral part of these financial statements.

Statements of Cash Flows

For the year/period ended December 31	2005	2004[1]
Cash flows from operating activities:		
Increase in net assets from operations	$ 169,618,111	$ 15,334,874
Adjustments to reconcile net cash provided by (used in) operations:		
Net realized gain on sale of investments (note 6)	(46,078,676)	—
Net change in unrealized gain on investments	(71,481,874)	(3,104,841)
Amortization of deferred financing costs (note 7)	37,083	8,737
Increase in distributions and interest receivable	(682,018)	(4,260,060)
Increase in accounts payable and accrued liabilities	83,231	448,403
Purchase of investments (note 6)	(225,353,970)	(437,907,177)
Proceeds from sale of investments (note 6)	281,888,429	—
Cash provided by (used in) operating activities	108,030,316	(429,480,064)
Cash flows from financing activities:		
Proceeds from issuance of units (note 3)	2,008,453	417,410,738
Agents' fees and issuance costs (note 3)	13,104	(22,692,500)
Increase in loans payable	4,855,000	43,600,000
Deferred financing costs paid	(2,500)	(77,332)
Distributions paid to unitholders (note 4)	(51,928,616)	(8,049,364)
Proceeds from distribution reinvestment plan (note 4)	442,032	36,810
Repurchase of units (note 3)	(2,700,251)	—
Amounts paid for redemption of units (note 3)	(61,443,188)	—
Cash provided by (used in) financing activities	(108,755,966)	430,228,352
Net increase (decrease) in cash and short-term investments	(725,650)	748,288
Cash and short-term investments, beginning of year/period	748,288	—
Cash and short-term investments, end of year/period	$ 22,638	$ 748,288
Supplemental information:		
Interest paid	$ 1,986,065	$ 422,133

Statements of Changes in Net Assets

For the year/period ended December 31	2005	2004[1]
Net assets, beginning of year/period	$ 397,824,101	$ —
Operations:		
Increase in net assets from operations	169,618,111	15,334,874
Unitholder transactions:		
Distributions to unitholders (note 4)		
Net investment income	(38,517,655)	(7,497,276)
Capital gains	(38,261,519)	—
Return of capital	—	(4,768,545)
Total	(76,779,174)	(12,265,821)
Proceeds from issuance of units (note 3)	2,008,453	417,410,738
Agents' fees and issuance costs (note 3)	13,104	(22,692,500)
Proceeds from distribution reinvestment plan (note 4)	442,032	36,810
Repurchase of units (note 3)	(2,700,251)	—
Redemption of units (note 3)	(61,443,188)	—
Increase in capital from unit distribution and consolidation (note 3)	21,003,128	—
Total unitholder transactions	(117,455,896)	382,489,227
Net increase in net assets	52,162,215	397,824,101
Net assets, end of year/period	$ 449,986,316	$ 397,824,101
Distributions per unit	$ 1.94801	$ 0.294

[1] Period from October 7, 2004 (commencement of operations) to December 31, 2004.

The accompanying notes are an integral part of these financial statements.

Statement of Investments

As at December 31, 2005		Cost	Market Value
No. of Units	Oil and Gas		
819,535	Acclaim Energy Trust	$ 12,050,705	$ 15,530,188
747,206	Advantage Energy Income Fund	15,854,467	16,759,831
617,797	ARC Energy Trust	10,484,475	16,365,443
917,210	Baytex Energy Trust	12,466,347	16,234,617
446,358	Bonavista Energy Trust	11,422,824	17,006,240
732,483	Crescent Point Energy Trust	14,529,285	15,147,748
1,174,240	Daylight Energy Trust	15,300,993	14,595,803
289,421	Enerplus Resources Fund	11,883,939	16,167,057
655,586	Enterra Energy Trust	15,988,595	12,561,028
1,237,426	Esprit Energy Trust	16,048,412	16,655,754
978,595	Fairborne Energy Trust	13,231,325	16,146,818
624,453	Focus Energy Trust	11,481,903	16,060,931
857,792	Freehold Royalty Trust	15,664,355	16,135,068
448,471	Harvest Energy Trust	9,822,147	16,678,636
1,419,493	Ketch Resources Trust	20,740,304	15,955,101
854,164	NAL Oil & Gas Trust	12,754,402	15,443,285
707,473	Paramount Energy Trust	11,338,168	15,684,676
722,929	Pengrowth Energy Trust	13,788,563	16,374,342
451,417	Penn West Energy Trust	14,995,159	17,149,332
743,630	Petrofund Energy Trust	11,978,345	15,236,979
580,788	Peyto Energy Trust	11,911,257	14,746,207
451,767	PrimeWest Energy Trust	12,554,875	16,218,435
917,343	Progress Energy Trust	13,672,223	15,750,779
1,181,257	Provident Energy Trust	13,334,720	14,824,775
762,700	Sequoia Oil & Gas Trust	15,301,078	15,459,929
533,327	Shiningbank Energy Income Fund	11,908,183	15,546,482
686,774	StarPoint Energy Trust	13,008,181	15,658,447
1,234,927	Thunder Energy Trust	16,244,667	14,819,124
591,222	Trilogy Energy Trust	9,788,961	14,071,084
728,800	True Energy Trust	15,299,116	15,159,040
529,121	Vermilion Energy Trust	10,540,340	15,736,059
1,756,399	Viking Energy Royalty Trust	12,063,080	16,158,871
	Total	**$ 427,451,394**	**$ 502,038,109**

The accompanying notes are an integral part of these financial statements.

Notes to the Financial Statements

December 31, 2005 and 2004

1. OPERATIONS

Brompton Equal Weight Oil & Gas Income Fund (the "Fund") is a closed-end investment trust created under the laws of the Province of Ontario on September 28, 2004 pursuant to a declaration of trust. Computershare Trust Company of Canada is the Trustee and Brompton Energy Trust Management Limited (the "Manager") is responsible for managing the affairs of the Fund. The Manager has retained Brompton Capital Advisors Inc. to acquire the portfolio and to rebalance it on a quarterly basis in accordance with the terms of the declaration of trust. RBC Dexia Investor Services Trust is the custodian of the Fund's assets and prepares the weekly valuations of the Fund. The Fund commenced operations on October 7, 2004.

2. SIGNIFICANT ACCOUNTING POLICIES

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles and they include estimates and assumptions made by management that affect the reported amounts of assets and liabilities at the date of these financial statements and the reported amounts of income and expenses during the periods for which the financial statements report. Actual results could differ from these estimates.

a) **Valuation of Investments**
The Fund's investments are presented at estimated market value. Investments that are publicly traded are valued at their closing price. If a closing price is not available, then these investments are valued using an average of the latest bid and ask prices. Short-term investments are valued at cost which, when taken together with accrued interest income thereon, is an approximation of their market value.

b) **Investment Transactions and Income Recognition**
Investment transactions are recorded on trade date and any realized gains or losses are recognized using the average cost of the investments. Interest income is recognized on an accrual basis. Distributions from income funds are recognized on the ex-distribution date. Net realized gains or losses on sale of investments include net realized gains or losses from foreign currency changes.

c) **Income Taxes**
The Fund qualifies as a mutual fund trust under the Income Tax Act (Canada). Provided the Fund makes distributions in each year of its net income and net realized capital gains, the Fund will not generally be liable for income tax. It is the intention of the Fund to distribute all of its net income and net realized capital gains on an annual basis. Accordingly, no income tax provision has been recorded.

d) **Foreign Exchange**
The market value of investments and other assets and liabilities that are denominated in foreign currencies are translated into Canadian dollars at the noon rate of exchange on each valuation date. Purchases and sales of investments and income derived from investments are translated at the rate of exchange prevailing at the time of such transactions.

e) **Fair Value of Financial Instruments**
The fair values of the Fund's financial instruments, which are composed of cash, distributions receivable, accounts payable and accrued liabilities and loans payable, approximate their book values.

f) **Comparative Figures**
Certain comparative figures have been reclassified in accordance with National Instrument 81-106 and to conform to the current period's presentation of unitholders' capital and retained earnings.

Notes to the Financial Statements (continued)

3. UNITS OF THE FUND

Authorized

The Fund is authorized to issue an unlimited number of transferable, redeemable units of beneficial interest, each of which represents an equal, undivided interest in the net assets of the Fund. Each unit entitles the holder to one vote and to participate equally with respect to any and all distributions made by the Fund. Units may be redeemed at the option of unitholders by tendering units of the Fund at least twenty business days prior to the second last day of November ("Redemption Valuation Date"). Redemption of tendered units will be settled based on the net asset value per unit on the Redemption Valuation Date less associated costs of the redemption, including brokerage costs. Units tendered for redemption will be redeemed effective the Redemption Valuation Date of each year and will be settled on or before the tenth business day following the Redemption Valuation Date.

Issued

	2005		2004[1]	
	Number of Units	Amount	Number of Units	Amount
Units, beginning of year	41,747,101	$ 394,755,038	—	$ —
Initial public offering, net	—	13,104	40,000,000	378,200,000
Exercise of overallotment option, net	—	—	1,700,000	16,107,500
Units redeemed	(5,072,374)	(47,990,238)	—	—
Issued for services (note 5)	184,155	2,008,453	43,234	410,728
Units issued under the distribution reinvestment plan (note 4)	43,552	442,032	3,867	36,810
Units repurchased pursuant to normal course issuer bid	(248,400)	(2,349,836)	—	—
Units issued and consolidated on special year-end distribution (note 4)	—	21,003,128	—	—
Units, end of year	36,654,034	$ 367,881,681	41,747,101	$ 394,755,038

[1] Period from October 7, 2004 (commencement of operations) to December 31, 2004.

On October 7, 2004, the Fund completed its initial public offering of 40,000,000 units at a price of $10.00 per unit for proceeds, net of agents' fees and issuance costs, of $378,200,000.

On October 18, 2004, the Fund completed the issuance of an additional 1,700,000 units at a price of $10.00 per unit for proceeds, net of agents' fees, of $16,107,500. The issuance of these additional units was pursuant to the exercise of the overallotment option granted to the agents in connection with the initial public offering.

On November 29, 2005, 5,072,374 units were redeemed at $12.1133 per unit.

During the year, the Fund issued 184,155 (2004 – 43,234) units to the Manager in respect of its management fee.

The Fund received approval from the Toronto Stock Exchange for a normal course issuer bid for the period from November 4, 2004 to November 3, 2005. Pursuant to the issuer bid, the Fund could purchase up to 4,160,000 of its units for cancellation when the net asset value per unit exceeded its trading price. The Fund renewed the issuer bid for the period from November 4, 2005 to November 3, 2006, which allows the Fund to purchase up to 4,165,000 units. The Fund may repurchase units when the net asset value per unit exceeds its trading price. For the year ended December 31, 2005, 248,400 (2004 – nil) units were purchased.

The weighted average number of units outstanding for the year ended December 31, 2005 was 41,336,973 (2004 – 41,491,318).

4. DISTRIBUTIONS PAYABLE TO UNITHOLDERS

Distributions, as declared by the Manager, are made on a monthly basis to unitholders of record on the last business day of each month. The distributions are payable by the tenth business day of the following month. For the year ended December 31, 2005, the Fund declared total distributions of $1.94801 (2004 – $0.294) per unit, which amounted to $76,779,174 (2004 – $12,265,821). Distributions for the year ended December 31, 2005 included cash distributions of $1.375 per unit amounting to $55,776,046 and a special unit distribution of $0.57301 per unit amounting to $21,003,128. These units were immediately consolidated so that the number of units outstanding at year-end equalled the number of units outstanding immediately prior to the special unit distribution. Pursuant to the Fund's distribution reinvestment plan, unitholders may elect to reinvest monthly distributions in additional units of the Fund which may be issued from treasury or purchased in the open market. For the year ended December 31, 2005, 43,552 (2004 – 3,867) units in respect of distributions were issued from treasury by the Fund.

5. MANAGEMENT AND SERVICE FEES

Pursuant to a management agreement, the Manager provides management and administrative services to the Fund, for which it is paid a management fee equal to 0.45% per annum of the net asset value of the Fund plus applicable taxes. The management fee may be paid in cash or units at the option of the Manager. To the extent that units are issued from treasury for this purpose, they will be issued at the net asset value per unit. During 2005, the entire management fee was paid in units. The Manager is responsible for paying fees of Brompton Capital Advisors Inc. for its services to the Fund. The Fund also pays to the Manager a service fee equal to 0.30% per annum of the net asset value of the Fund. The service fee is in turn paid by the Manager to investment dealers in proportion to the number of units held by clients of each dealer at the end of each calendar quarter.

6. INVESTMENT TRANSACTIONS

Investment transactions for the year/period ended December 31 are as follows:

	2005	2004[1]
Proceeds from sale of investments	$ 281,888,429	$ —
Less cost of investments sold:		
Investments at cost, beginning of year/period	437,907,177	—
Investments purchased during the year/period	225,353,970	395,370,007
Investments received in exchange for units	—	42,537,170
Investments at cost, end of year/period	(427,451,394)	(437,907,177)
Cost of investments sold during the year/period	235,809,753	—
Net realized gain on sale of investments	$ 46,078,676	$ —

[1] Period from October 7, 2004 (commencement of operations) to December 31, 2004.

Brokerage commissions on investments purchased and sold during the year ended December 31, 2005 amounted to $633,550 (2004 – $741,699). For the years ended December 31, 2005 and 2004, there were no soft dollar amounts paid.

7. LOANS PAYABLE

Pursuant to an agreement with a Canadian chartered bank, the Fund has a 364-day renewable revolving credit facility and a term credit facility. The revolving credit facility provides for maximum borrowings of $22.9 million at either the prime rate of interest or the bankers' acceptance rate plus a fixed percentage. There was $4.9 million outstanding under this facility at December 31, 2005. The Fund has borrowed the maximum amount of $43.6 million under the term credit facility at a fixed rate of 4.513% for a five-year period ending August 25, 2009. The credit facilities are secured by a first-priority security interest over all of the Fund's assets. During the year ended December 31, 2005, the minimum and maximum amounts of borrowings were $43.6 million (2004 – nil) and $49.4 million (2004 – $47.0 million), respectively.

Costs incurred to establish the credit facilities are deferred and amortized over the term of the facilities. For the year ended December 31, 2005, the Fund recorded amortization of these costs in the amount of $37,083 (2004 – $8,737).

The credit facilities are used by the Fund for the purchase of additional investments and for general Fund purposes.

BROMPTON
EQUAL WEIGHT OIL & GAS
INCOME FUND

ANNUAL INFORMATION FORM

April 25, 2006

FORWARD-LOOKING STATEMENTS

Certain statements contained in this annual information form constitute forward-looking statements. The use of any of the words "anticipate", "continue", "estimate", "expect", "may", "will", "project", "should", "believe" and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. The Manager believes the expectations reflected in forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this annual information form should not be unduly relied upon. These statements speak only as of the date of this annual information form.

In particular, this annual information form may contain forward-looking statements pertaining to distributable cash and Distributions. The actual results could differ materially from those anticipated in these forward-looking statements as a result of, among other things, the risk factors set out in this annual information form. The Manager does not undertake any obligation to publicly update or revise any forward-looking statements.

TABLE OF CONTENTS

GLOSSARY OF TERMS

In this Annual Information Form, the following terms shall have the meanings set forth below, unless otherwise indicated.

"**Additional Distributable Amount**" means, with respect to any taxation year of the Fund, the amount, if any, by which the aggregate of the Net Income and Net Capital Gains, less any Net Capital Gains the tax on which would be refundable to the Fund in the current year under Part 1 of the Income Tax Act, for such taxation year exceeds the aggregate distributable cash paid or payable by the Fund for such taxation year.

"**Advisor**" means Brompton Capital Advisors Inc., or such other Advisor as may be appointed from time to time by the Manager on behalf of the Fund.

"**Advisory Agreement**" means the advisory agreement dated as of October 4, 2004 among the Fund, the Manager and the Advisor, as it may be amended from time to time.

"**Brompton**" means the Brompton Group of Companies operating out of its offices in Toronto.

"**Brompton Funds**" means Brompton Funds LP and its general partner, BFGP Limited.

"**Business Day**" means any day except Saturday, Sunday, a statutory holiday in Toronto, Ontario or any other day on which the TSX is not open for trading.

"**CDS**" means The Canadian Depository for Securities Limited and includes any successor corporation or any other depository subsequently appointed by the Fund as the depository in respect of the book-entry-only units.

"**CDS Participant**" means a broker, dealer, bank or other financial institution or other person for whom, from time to time, CDS effects book entries for the book-entry-only units deposited with CDS.

"**CRA**" means the Canada Revenue Agency.

"**Custodian**" means RBC Dexia Investor Services Trust in its capacity as custodian under the Custodian Agreement, as appointed from time to time by the Manager.

"**Custodian Agreement**" means the custodian agreement entered into by the Manager, on behalf of the Fund, and The Royal Trust Company dated as of October 4, 2004, and assigned by The Royal Trust Company to the Custodian as of December 23, 2005, as it may be amended from time to time.

"**Declaration of Trust**" means the declaration of trust governing the Fund as amended and restated as of November 9, 2005, as it may be amended from time to time, which is described in section 1.2 of this Annual Information Form.

"**Distribution(s)**" means the cash and *in specie* distributions which are paid by the Fund to Unitholders.

"**Extraordinary Resolution**" means a resolution passed by the affirmative vote of at least $66^2/_3\%$ of the votes cast, either in person or by proxy, at a meeting of Unitholders called for the purpose of approving such resolution.

"**Fund**" means Brompton Equal Weight Oil & Gas Income Fund.

"**Fund Investment**" means an investment acquired and adjusted by the Fund in accordance with the Investment Guidelines and Rebalancing Criteria and subject to the Investment Restrictions, and "**Fund Investments**" means more than one Fund Investment taken collectively.

"**Fund Property**" means the property and assets of the Fund.

"**Income Fund**" means a trust, limited partnership or other entity structured to own, directly or indirectly: (i) debt and/or equity of an underlying company or other entity which carries on an active business; (ii) income producing real estate assets; or (iii) a royalty on revenues generated by an underlying business activity, including consumer funds, industrial funds, oil and gas funds, power and pipeline funds, real estate investment trusts and resource funds.

"**Income Tax Act**" means the *Income Tax Act* (Canada), as now or hereafter amended, or successor statutes, and shall include regulations promulgated thereunder.

"**Investment Guidelines**" means the investment guidelines of the Fund as set forth in the Declaration of Trust described in section 1.2.2 of this Annual Information Form.

"**Investment Objectives**" means the investment objectives of the Fund as set forth in the Declaration of Trust described in section 1.2.1 of this Annual Information Form.

"**Investment Restrictions**" means the investment restrictions of the Fund as set forth in the Declaration of Trust, including without limitation those described in section 2.0 of this Annual Information Form.

"**Loan Facility**" means the loan facility described in section 14.1 of this Annual Information Form.

"**Management Agreement**" means the management agreement dated as of September 28, 2004 between the Manager and the Trustee, on behalf of the Fund, as it may be amended from time to time.

"**Management Fee**" means the management fee payable to the Manager pursuant to the Management Agreement and the Declaration of Trust described in section 8.1.1 of this Annual Information Form.

"**Manager**" means the manager and administrator of the Fund, namely Brompton Energy Trust Management Limited, or if applicable its successor.

"**Net Asset Value**" means the net asset value of the Fund, as determined in accordance with the Declaration of Trust as described in section 5.0 of this Annual Information Form.

"**Net Asset Value per Unit**" means the Net Asset Value divided by the total number of Units outstanding on any Valuation Date.

"**Net Capital Gains**" of the Fund for a taxation year means the amount, if any, by which:

(i) the capital gains realized by the Fund in the taxation year;

exceeds the aggregate of

(ii) the capital losses incurred by the Fund in the taxation year;

(iii) the unapplied capital losses uncured by the Fund in the preceding taxation years, to the extent that they may be, and are applied against capital gains realized by the Fund in the taxation year; and

(iv) any Net Loss of the Fund for the year and, if the Trustee so determines, any unapplied non-capital losses (as defined in the Income Tax Act) of the Fund for preceding years of the Fund, in each case multiplied by the reciprocal of the applicable fraction in paragraph 38(a) of the Income Tax Act.

For this purpose, "capital gains" and "capital losses" shall be computed in accordance with the provisions of the Income Tax Act.

"Net Income" or "Net Loss" of the Fund for a taxation year means the amount, if any, by which the income or loss of the Fund for such taxation year computed in accordance with the provisions of the Income Tax Act, other than paragraph 82(1)(b) and subsection 104(6) thereof and disregarding any designations made by the Fund under subsection 104(19) of the Income Tax Act, without reference to the Fund's "capital gains" or "capital losses" (as those terms are defined in the Income Tax Act) for the taxation year, exceeds the non-capital losses of the Fund (as defined in the Income Tax Act) for any preceding taxation years of the Fund, to the extent that they may be, and are deducted in computing taxable income of the Fund for such taxation year for the purposes of the Income Tax Act.

"**Oil & Gas Income Trust**" means an Income Fund where the principal underlying business is the conventional production and sale of oil and/or natural gas.

"**Ordinary Resolution**" means a resolution passed by the affirmative vote of at least 50% of the votes cast, either in person or by proxy, at a meeting of Unitholders called for the purpose of approving such resolution.

"**Rebalancing Criteria**" means the rebalancing criteria set forth in the Declaration of Trust, described in section 1.2.3 of this Annual Information Form.

"**Redemption Date**" means the second last Business Day of November of each year.

"**Redemption Payment Date**" means the date on or before the tenth Business Day of the month following the Redemption Date.

"**Service Fee**" means the fee required to be paid by the Fund to the Manager, who is in turn required to pay such fee in an equivalent amount to dealers, all in accordance with the Declaration of Trust, as described in section 8.1.2 of this Annual Information Form.

"**Tax Proposals**" means all specific proposals to amend the Income Tax Act publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof.

"**Termination Date**" means the date the Fund is terminated in accordance with the Declaration of Trust, as described in section 3.4 of this Annual Information Form.

"**Total Assets**" means the aggregate value of the assets of the Fund determined in accordance with the Declaration of Trust as described in section 4.0 of this Annual Information Form.

"**Trustee**" means Computershare Trust Company of Canada, in its capacity as trustee under the Declaration of Trust.

"**TSX**" means the Toronto Stock Exchange.

"**Unitholder(s)**" means holder(s) of the Units.

"**Unit**" means one transferable, redeemable trust unit of the Fund, representing an equal, fractional and undivided beneficial interest in the Fund Property net of all liabilities of the Fund. "**Units**" represents more than one transferable, redeemable trust unit of the Fund.

"**Valuation Date**" means, at a minimum, Thursday of each week, or if any Thursday is not a Business Day, the immediately preceding Business Day, and the last Business Day of each month, and includes any other date on which the Manager elects, in its discretion, to calculate the Net Asset Value per Unit.

1.0 NAME, FORMATION AND HISTORY

1.1 General

Brompton Equal Weight Oil & Gas Income Fund is a closed-end investment trust with a registered office located at Suite 2930, Bay Wellington Tower, BCE Place, 181 Bay Street, Toronto, Ontario M5J 2T3. The Fund was established under the laws of the Province of Ontario pursuant a declaration of trust dated as of September 28, 2004. The Declaration of Trust was amended and restated as of October 24, 2005 and further amended and restated as of November 9, 2005, to implement certain administrative changes as well as changes to certain redemption features and certain Investment Guidelines and Investment Restrictions of the Fund, all of which were approved by Unitholders at a special meeting of the Fund held on October 26, 2005 and adjourned to and reconvened on November 9, 2005.

The Fund closed its initial public offering on October 7, 2004 with the placement of 40 million transferable, redeemable trust Units of the Fund at $10.00 per Unit for gross proceeds of $400 million. On October 18, 2004, the Fund closed an over-allotment option of 1.7 million Units at $10.00 per Unit for gross proceeds of $17 million.

1.2 Declaration of Trust

1.2.1 Investment Objectives

The Declaration of Trust provides that the Investment Objectives of the Fund are to provide Unitholders with the benefits of high monthly cash Distributions and low management fees together with the opportunity for capital appreciation by investing in an equally weighted diversified portfolio of Oil & Gas Income Trusts on a passive basis. The Fund will seek to achieve its Investment Objectives by investing the Fund Property in a portfolio comprising an approximate equal dollar amount of securities of each Oil & Gas Income Trust listed on the TSX that satisfies the Investment Guidelines and Investment Restrictions and by rebalancing the portfolio in accordance with the Rebalancing Criteria.

1.2.2 Investment Guidelines

(a) Each Oil & Gas Income Fund included in the portfolio will:

  (i) operate principally as a conventional producer of oil and/or gas;

  (ii) have a minimum market capitalization of at least $500 million at the time of investment, subject to the Rebalancing Criteria;

  (iii) currently pay a regular distribution; and

  (iv) be listed for trading on the TSX.

During temporary periods when the Fund Property may not be fully invested, the Fund Property or any portion thereof may be invested in cash or cash equivalents.

(b) To the extent practicable, the portfolio will at the time of acquisition, be equally weighted based on the Total Assets of the Fund divided by the number of Oil & Gas Income Funds included in the portfolio.

(c) Notwithstanding (a) and (b) above, the portfolio shall at all times comprise, at a minimum, the 15 largest Oil & Gas Income Funds measured on the basis of market capitalization.

(d) In exceptional circumstances, the Manager may exercise its discretion to exclude or remove from the portfolio any Oil & Gas Income Fund where the Manager considers that facts unrelated to the business of such Fund may have a material adverse effect on the market price or value of such Oil & Gas Income Fund's securities.

1.2.3 Rebalancing Criteria

The Declaration of Trust provides that the portfolio will be rebalanced quarterly to adjust for changes in the market value of investments, to add any Oil & Gas Income Funds which at the time of rebalancing newly qualify for inclusion and to remove any Oil & Gas Income Funds having a market capitalization of less than $350 million or that otherwise no longer meet the Investment Guidelines or Investment Restrictions. Between rebalancing dates, the Fund, at the discretion of the Manager, may invest amounts available for working capital purposes under the Loan Facility in public offerings of new Oil & Gas Income Funds that qualify for inclusion in the portfolio. In order to rebalance the portfolio or to determine the maximum amount that may be invested in any public offerings of new Oil & Gas Income Funds that qualify for inclusion in the portfolio in between rebalancing dates, the Manager will calculate the market value of the portfolio as at the applicable rebalancing date and divide such market value by the number of Oil & Gas Income Funds which are then eligible to be included in the portfolio. Rebalancing transactions will be completed as soon as practicable thereafter.

1.2.4 General

The Declaration of Trust also provides for the administration of the Fund and governs matters including, without limitation, the powers of the Trustee, the issue and sale of Units, the form and content of Unit certificates, the registration and the transfer of Units, the redemption and repurchase of Units, Distributions to Unitholders, the provision of management and administration, portfolio advisory and custodial services to the Fund, the limitation on the liability of the Unitholders, the Trustee and other parties and the termination of the Fund.

Pursuant to the Declaration of Trust, the Trustee has retained Brompton Energy Trust Management Limited as the Manager of the Fund and the Manager, on behalf of the Fund, has retained Brompton Capital Advisors Inc. as the Advisor and RBC Dexia Investor Services Trust as the Custodian of the Fund Property.

2.0 INVESTMENT RESTRICTIONS

The Fund is not considered to be a mutual fund under the securities legislation of the provinces and territories of Canada. Consequently, the Fund is not subject to the various policies and regulations that apply to mutual funds under such legislation. However, the Fund is subject to certain other requirements and restrictions contained in securities legislation, including National Instrument 81-106 *Investment Fund Continuous Disclosure*, which governs the continuous disclosure obligations of investment funds, such as the Fund.

The Declaration of Trust sets out the Investment Restrictions to which the Fund is subject. The following Investment Restrictions relate to certain matters arising out of the Income Tax Act and provide that the Fund will not:

(a) purchase the securities of an issuer for the purpose of exercising control over management of that issuer;

(b) make or hold any investment that would result in the Fund failing to qualify as a "unit trust" within the meaning of paragraph 108(2)(b) of the Income Tax Act. In order for the Fund to so qualify:

(i) at all times at least 80% of the property of the Fund must consist of a combination of: shares; property that, under the terms or conditions of which or under an agreement, is convertible into, exchangeable for, or confers a right to acquire shares; bonds, debentures, mortgages, hypothecary claims, notes and other similar obligations; marketable securities; cash; real property situated in Canada and interests in real property situated in Canada; or rights to and interests in any rental or royalty computed by reference to the amount or value of production from a natural accumulation of petroleum or natural gas in Canada, from an oil or gas well in Canada or from a mineral resource in Canada;

(ii) not less than 95% of the Fund's income for each year must be derived from, or from the disposition of, investments described in (i) above; and

(iii) at no time may more than 10% of the Fund's property consist of bonds, securities or shares in the capital stock of any one corporation or debtor other than Her Majesty in right of Canada or a province or a Canadian municipality;

(c) make or hold any investment that would result in the Fund failing to qualify as a "mutual fund trust" within the meaning of the Income Tax Act; or

(d) invest in the securities of any non-resident corporation or trust or other non-resident entity if the Fund would be required to mark its investment in such securities to market in accordance with proposed section 94.2 of the Income Tax Act or to include any significant amounts in income pursuant to proposed sections 94.1 or 94.3 of the Income Tax Act, as set forth in the proposed amendments to the Income Tax Act dealing with foreign investment entities released on July 18, 2005 (or amendments to such proposals, provisions as enacted into law or successor provisions thereto).

The Units are qualified investments under the Income Tax Act for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans and registered education savings plans.

During the year-ended December 31, 2005, the Fund has not deviated from the rules under the Income Tax Act that apply to the status of the Units qualifying for inclusion in registered retirement savings plans, registered retirement income funds, deferred profit sharing plans and registered education savings plans registered under the Income Tax Act.

3.0 DESCRIPTION OF SECURITIES

3.1 The Units

The Fund is authorized to issue an unlimited number of a single class of transferable, redeemable units of beneficial interest, each of which represents an equal undivided interest in the net assets of the Fund. Each Unit entitles the holder to the same rights and obligations as a holder of any other Unit and no holder of Units is entitled to any privilege, priority or preference in relation to any other holder of Units.

Each holder of Units is entitled to one vote for each whole Unit held and is entitled to participate equally with respect to any and all Distributions made by the Fund, including distributions of Net Income and Net Capital Gains, if any. On termination or liquidation of the Fund, the holders of outstanding Units of record are entitled to receive on a *pro rata* basis all of the assets of the Fund remaining after payment of all debts, liabilities and liquidation expenses of the Fund. The Declaration of Trust permits fractions of Units to be issued which have the same rights, restrictions, conditions and limitations attaching to whole Units in the proportion which they bear to a whole Unit, except that fractional Units do not have the right to vote.

On December 16, 2004, the *Trust Beneficiaries' Liability Act, 2004* (Ontario) came into force. This statute provides that holders of units of a trust are not, as beneficiaries, liable for any act, default, obligation or liability of the trust if, when the act or default occurs or the liability arises, (i) the trust is a reporting issuer under the *Securities Act* (Ontario), and (ii) the trust is governed by the laws of Ontario. The Fund is a reporting issuer in each of the provinces and territories of Canada, and it is governed by the laws of Ontario by virtue of the provisions of the Declaration of Trust.

3.2 Distributions

Distributions are payable to Unitholders of record on the last Business Day of each month, to be paid no later than the tenth Business Day of the subsequent month. Monthly cash Distributions are primarily derived from distributions received from the Fund Investments, less estimated expenses and estimated taxes payable by the Fund, if any. The Fund includes in each monthly Distribution one-third of the quarterly distribution expected to be received from those Fund Investments which pay distributions on a quarterly basis.

The level of Distributions paid by the Fund to Unitholders depends upon the distributions received from the Fund Investments and as such is expected to fluctuate from month to month. There can be no assurance that the Fund will make any Distribution in any particular month or months.

The Fund has also adopted a distribution reinvestment plan pursuant to which Distributions paid to Unitholders may be reinvested, automatically on each Unitholders' behalf at the option of such Unitholder, to purchase additional Units in accordance with the plan. Notwithstanding the availability of the plan, all Distributions to non-resident Unitholders are paid in cash and may not be reinvested.

Many of the issuers of the securities in which the Fund invests are entitled to tax deductions relating to the nature of their assets, with the result that their cash Distributions exceed the amount required to be included in the income of the recipients. As a result, cash Distributions received by Unitholders from the Fund in a year can exceed the amount required to be included in their income for tax purposes. The proportion of the Distributions characterized as a return of capital will be affected by Net Capital Gains realized by the Fund. To the extent that the Fund has received distributions from Oil & Gas Income Trusts included in the portfolio as a return of capital that reduced the adjusted cost base of such securities to the Fund, the Fund may realize a capital gain if such securities are sold, including on rebalancing. In addition, the Fund may realize a capital gain on sales, including rebalancing, if the securities of the Oil & Gas Income Trusts sold have appreciated in value. Such capital gains will reduce the proportion of the Distributions characterized as a return of capital.

The Fund is subject to tax under Part I of the Income Tax Act on the amount of its income for tax purposes for the year, including net realized taxable capital gains, less the portion thereof that it claims in respect of the amounts paid or payable to Unitholders in the year. Provided the Fund makes Distributions in each year of its Net Income and Net Capital Gains, and provided the Fund deducts in computing its income the full amount available for deduction in each year, the Fund will not generally be liable for

income tax under Part I of the Income Tax Act. In order to ensure this result, the Declaration of Trust provides that, if necessary, an Additional Distributable Amount will be automatically payable in each year to Unitholders of record on December 31. The Additional Distributable Amount may be necessary where the Fund realizes income for tax purposes which is in excess of the monthly Distributions paid or made payable to Unitholders during the year. In the event that the Fund does not have cash in an amount sufficient to pay the full amount of the Additional Distributable Amount, the Additional Distributable Amount may, at the option of the Trustee, be satisfied by the issuance of additional Units having a value equal to the cash shortfall. Following such issue of additional Units, the outstanding Units of the Fund will be automatically consolidated on a basis such that the number of consolidated Units (before giving effect to any redemption of Units on such date) is equal to the number of Units outstanding immediately preceding payment of such Additional Distributable Amount, except in the case of a non-resident Unitholder if tax was required to be withheld in respect of the Distribution. Additional information regarding tax matters is set out in section 11.0.

3.3 Amendment of the Declaration of Trust

The Declaration of Trust provides that except as otherwise required by the Declaration of Trust (which exceptions are summarized below), the Declaration of Trust may be amended by an Ordinary Resolution of the Unitholders. In addition, the Declaration of Trust can be amended provided that Unitholders holding at least 10% of the Units outstanding on the record date of the meeting vote in favour of such Ordinary Resolution for the following:

(i) any termination of the Management Agreement other than termination in circumstances where the Manager has been removed by the Trustee pursuant to the Declaration of Trust or the Management Agreement or the Manager has resigned;

(ii) any liquidation, dissolution or termination of the Fund;

(iii) the sale of all or substantially all of the assets of the Fund other than in the ordinary course of business; and

(iv) any amendment to the above provisions except as permitted by the Declaration of Trust.

The Declaration of Trust provides that the following may only be undertaken with the approval of Unitholders by an Extraordinary Resolution:

(i) the termination of the Trustee or any one of its affiliates as the trustee of the Fund;

(ii) any change in the Investment Guidelines, Rebalancing Criteria or Investment Restrictions, unless such changes are necessary to ensure compliance with applicable laws, regulations or other requirements imposed by applicable regulatory authorities from time to time;

(iii) any material change in the Management Agreement, other than its termination;

(iv) any increase in the fee paid to the Manager;

(v) any amendment, modification or variation in the provisions or rights attaching to the Units;

(vi) any issue of Units for net proceeds per Unit less than the most recently calculated Net Asset Value per Unit prior to the date of the setting of the subscription price by the Fund;

(vii) any change in the frequency of calculating Net Asset Value per Unit to less often than weekly; and

(viii) any amendment to the above provisions , except as permitted by the Declaration of Trust.

The Declaration of Trust also provides that holders of not less than 10% of the then outstanding Units are entitled to requisition the Trustee to call a meeting of Unitholders for the purpose stated in the requisition. Unitholders are also entitled to redeem Units pursuant to the terms of the Declaration of Trust, which redemption rights are set out in further detail in section 7.0.

3.4 Termination of the Fund

Pursuant to the Declaration of Trust, the Fund does not have a fixed termination date but may be terminated at any time upon not less than 90 days written notice to the Manager from the Trustee with the approval of Unitholders by an Ordinary Resolution, provided that Unitholders holding at least 10% of the Units outstanding on the record date of the meeting vote in favour of such Ordinary Resolution. In addition to such termination upon the approval of the Unitholders, the Declaration of Trust also provides that the Fund may be terminated in the following circumstances:

- In the event that the Manager resigns and no new Manager is appointed by the Trustee within 120 days of the Manager giving notice to the Trustee of such resignation, the Fund will automatically terminate on the date which is 60 days following the end of such 120 day period.

- The Manager may, in its discretion, terminate the Fund without the approval of Unitholders if, in its opinion, it would be in the best interests of the Unitholders.

The Declaration of Trust further provides that prior to a Termination Date, the Manager will instruct the Advisor to convert the Fund Investments to cash to the extent practicable and will satisfy or make appropriate provision for all liabilities of the Fund. The Declaration of Trust permits that the Manager may, in its discretion and upon not less than 30 days notice to the Unitholders, postpone the Termination Date by a period of up to 180 days if the Advisor advises the Manager that it will be unable to convert all of the Fund Investments to cash prior to the original Termination Date and the Manager determines that it would be in the best interests of the Unitholders to do so. Upon termination, the Declaration of Trust provides that the Fund will distribute to Unitholders their *pro rata* portions of the remaining assets of the Fund which will include cash and, to the extent liquidation of certain assets is not practicable or the Manager considers such liquidation not to be appropriate prior to the Termination Date, such unliquidated assets *in specie* rather than in cash.

4.0 VALUATION OF PORTFOLIO SECURITIES

Under the Declaration of Trust, the calculation of Total Assets on a Valuation Date is to be determined as follows:

(a) the value of any cash on hand or on deposit, bill, demand note, account receivable, prepaid expense, distribution, dividend or other amount received (or declared to holders of record of securities owned by the Fund on a date before the Valuation Date as of which the Total Assets are being determined, and to be received) and interest accrued and not yet received shall be deemed to be the full amount thereof provided that if the Manager has determined that any such deposit, bill, demand note, account receivable, prepaid expense, distribution, dividend or other amount received (or declared to holders of record of securities owned by the Fund on a date before the Valuation Date as of which the Total Assets are being determined, and to be received) or interest accrued and not yet received is not otherwise worth the full amount thereof, the value thereof shall be deemed to be such value as the Manager determines to be the fair market value thereof;

(b) the value of any bonds, debentures, and other debt obligations shall be valued by taking the average of the bid and ask prices on a Valuation Date at such times as the Manager, in its discretion, deems appropriate. Short-term investments including notes and money market instruments shall be valued at cost plus accrued interest;

(c) the value of any security which is listed or traded upon a stock exchange (or if more than one, on the principal stock exchange for the security, as determined by the Manager) shall be determined by taking the latest available sale price of recent date, or lacking any recent sales or any record thereof, the simple average of the latest available offer price and the latest available bid price (unless in the opinion of the Manager such value does not reflect the value thereof and in which case the latest offer price or bid price shall be used), as at the Valuation Date on which the Total Assets are being determined, all as reported by any means in common use, provided that for the purpose of calculating the redemption amount of the Units, the value of any such listed security will be equal to the weighted average trading price over the last three Business Days of the month in which the Redemption Date occurs;

(d) the value of any security which is traded over-the-counter will be priced at the average of the last bid and asked prices quoted by a major dealer in such securities;

(e) the value of any security or other asset for which a market quotation is not readily available will be its fair market value on the Valuation Date on which the Total Assets are being determined as determined by the Manager (generally the Manager will value such security at cost until there is a clear indication of an increase or decrease in value);

(f) any market price reported in currency other than Canadian dollars shall be translated into Canadian currency at the rate of exchange available to the Fund from the Custodian on the Valuation Date on which the Total Assets are being determined;

(g) listed securities subject to a hold period will be valued as described above with an appropriate discount as determined by the Manager and investments in private companies and other assets for which no published market exists will be valued at the lesser of cost and the most recent value at which such securities have been exchanged in an arm's length transaction which approximates a trade effected in a published market, unless a different fair market value is determined to be appropriate by the Manager; and

(h) the value of any security or property to which, in the opinion of the Manager, the above principles cannot be applied (whether because no price or yield equivalent quotations are available as above provided, or for any other reason) shall be the fair market value thereof determined in good faith in such manner as the Manager from time to time adopts.

5.0 CALCULATION OF NET ASSET VALUE

Pursuant to the Declaration of Trust, the Net Asset Value per Unit on any Valuation Date is to be calculated by dividing the Net Asset Value on such Valuation Date (calculated by subtracting the aggregate amount of the Fund's liabilities from the Total Assets) by the total number of Units outstanding on such Valuation Date. The Net Asset Value per Unit is calculated as at the close of business on each Valuation Date which is to be, at a minimum, Thursday of each week (or if any Thursday is not a Business Day, the immediately preceding Business Day) and the last Business Day of each month, and includes any other date on which the Manager elects, in its discretion, to calculate the Net Asset Value per Unit.

The Net Asset Value per Unit is calculated in Canadian dollars.

6.0 PURCHASES OF FUND UNITS

6.1 General

The issued and outstanding Units were initially issued to Unitholders under the initial public offering of the Fund. The Units are listed for trading on the TSX under the symbol OGF.UN and may be purchased through the facilities of the TSX. Units are freely transferable except that at no time may non-residents of Canada be the beneficial owners of a majority of the Units. Registration of interests in and transfers of the Units are made only through the book-entry only system operated by CDS and the Units must be purchased, transferred and surrendered for redemption through a CDS Participant. All rights of Unitholders must be exercised through, and all payments or other property to which such Unitholders are entitled are made or delivered by, CDS or the CDS Participant through which the Unitholder holds such Units. Upon purchase of any Units, Unitholders receive only a customer confirmation from the registered dealer which is a CDS Participant and from or through which the Units are purchased. Units may also be purchased by Unitholders under the distribution reinvestment plan as described in Section 3.2 above.

6.2 Issuer Bid

The Declaration of Trust provides that, subject to applicable law, the Fund may, in its sole discretion, from time to time purchase (in the open market or by invitation for tenders) Units for cancellation up to a maximum in any 12-month period of 10% of the number of Units outstanding at the beginning of such period, in all cases at a price per Unit not exceeding the most recently calculated Net Asset Value per Unit immediately prior to the date of any such purchase of Units. The Fund also may not purchase more than 2% of the outstanding Units at the beginning of such period in any 30 day period. These purchases are made as normal course issuer bids through the facilities and under the rules of the TSX or such other exchange or market on which the Units are then listed.

7.0 REDEMPTION OF SECURITIES

Subject to the Fund's right to suspend redemptions as discussed below, Unitholders are entitled to surrender Units for redemption in accordance with the Declaration of Trust in November of each year, provided the Units are surrendered at least 20 Business Days prior to the Redemption Date. The Declaration of Trust provides that Units surrendered for redemption will be redeemed on the Redemption Date at a redemption price per Unit equal to 100% of the Net Asset Value per Unit on the Redemption Date (less any costs of funding the redemption, including commissions). For the purposes of calculating this Net Asset Value per Unit, the value of the listed securities will be equal to the weighted average trading price of such listed securities over the last three Business Days of the month of November. Payment of the redemption price will be made on or before the tenth Business Day following such Redemption Date.

A Unitholder who desires to exercise redemption privileges must do so by causing the CDS Participant through which he or she holds Units to deliver to CDS at its office in the City of Toronto on behalf of the Unitholder, a written notice of the Unitholder's intention to redeem Units by no later than 5:00 p.m. on the day which is at least 20 Business Days prior to a Redemption Date. A Unitholder who desires to redeem Units should ensure that the CDS Participant is provided with notice of his or her intention to exercise the redemption right sufficiently in advance of the Redemption Date deadline so as to permit the CDS Participant to deliver a notice to CDS by 5:00 p.m. on the day which is at least 20 Business Days prior to the Redemption Date.

By causing a CDS Participant to deliver to CDS a notice of the Unitholder's intention to redeem Units, the Unitholder shall be deemed to have irrevocably surrendered his or her Units for redemption and appointed such CDS Participant to act as his or her exclusive settlement agent with respect to the exercise of such redemption privilege and the receipt of payment in connection with the settlement of obligations arising from such exercise.

Any redemption notice that CDS determines to be incomplete, not in proper form or not duly executed shall, for all purposes, be void and of no effect and the redemption privilege to which it relates shall be considered, for all purposes, not to have been exercised. A failure by a CDS Participant to exercise redemption privileges or to give effect to the settlement thereof in accordance with a Unitholder's instructions will not give rise to any obligations or liability on the part of the Fund or the Trustee to the CDS Participant or the Unitholder.

The Declaration of Trust permits the Manager to direct the Trustee to suspend the redemption of Units or payment of redemption proceeds (a) for the whole or any part of a period during which normal trading is suspended on one or more stock exchanges, options exchanges or futures exchanges on which more than 50% of the Oil & Gas Income Trusts included in the Fund Investments (by value) are listed and traded; or (b) for any period not exceeding 120 days during which the Manager determines that conditions exist which render impractical the sale of assets of the Fund or which impair the ability of the Manager to determine the value of the assets of the Fund. The suspension may apply to all requests for redemption received prior to the suspension, but for which payment has not been made, as well as to all requests received while the suspension is in effect. In such circumstances all Unitholders shall have, and shall be advised that they have, the right to withdraw their requests for redemption. The suspension shall terminate in any event on the first Business Day on which the condition giving rise to the suspension has ceased to exist provided that no other condition under which a suspension is authorized then exists. To the extent not inconsistent with official rules and regulations announced by any government body having jurisdiction over the Fund, any declaration of suspension made by the Manager shall be conclusive.

8.0 RESPONSIBILITY FOR OPERATIONS

8.1 Manager

Brompton Energy Trust Management Limited was incorporated pursuant to the *Business Corporations Act* (Ontario) on August 17, 2004. Its head office is at Suite 2930, Bay Wellington Tower, BCE Place, 181 Bay Street, Toronto, Ontario M5J 2T3. Its telephone number is (416) 642-6000 and its e-mail address is info@bromptongroup.com. The Manager was organized for the purpose of managing and administering closed-end investment funds, including the Fund and is a member of the Brompton Group of Companies.

The Declaration of Trust provides that that Trustee shall appoint or retain a manager to manage the business and affairs of the Fund. The Trustee has appointed the Manager pursuant to the terms of the Declaration of Trust and the Management Agreement. Pursuant to the Management Agreement, the

Manager is responsible for providing, or causing to be provided, management and administrative services and facilities to the Fund, and may delegate certain of its powers to third parties at no additional cost to the Fund where, in the discretion of the Manager, it would be in the best interests of the Fund and the Unitholders to do so.

8.1.1 Management Fee

In consideration for these services, the Fund pays the Manager a Management Fee and reimburses the Manager for all reasonable costs and expenses incurred by the Manager on behalf of the Fund. The Manager receives a Management Fee equal to 0.45% per annum of Net Asset Value of the Fund, calculated and payable monthly in arrears, plus applicable taxes. The Manager is responsible for paying the fees payable to the Advisor out of the Management Fee.

The Management Fee may be paid in cash or Units at the option of the Manager. To the extent that the Units are issued from treasury for this purpose, Units will be issued at their Net Asset Value per Unit. The Fund reserved 2 million Units for issuance from Treasury to the Manager as payment of the Management Fee for a period of ten years from the date of closing of the initial public offering of Units. At the end of the ten year period or upon issuance of all of the Units reserved for payment to the Manager, the TSX may require that a meeting of Unitholders to be held to approve a further allotment of Units for this purpose. During 2005, all fees were paid in Units..

8.1.2 Service Fee

The Manager is paid a Service Fee by the Fund for paying the fees payable to dealers based on the number of Units held by clients of such dealers at the end of each relevant quarter. The Service Fee (calculated quarterly and paid as soon as practicable after the end of each calendar quarter) is equal to 0.30% per annum of the Net Asset Value of the Fund represented by the Units held at the end of the relevant quarter by clients of dealers, plus applicable taxes.

8.1.3 Termination of the Management Agreement

The Management Agreement may be terminated at any time by the Fund on 90 days written notice with the approval of the Unitholders by an Ordinary Resolution passed at a duly convened meeting of Unitholders called for the purpose of considering such Ordinary Resolution, provided that Unitholders holding at least 10% of the Units outstanding on the record date of the meeting vote in favour of such Ordinary Resolution. The Management Agreement may also be terminated:

- by the Fund at any time on 30 days written notice to the Manager in the event of the persistent failure of the Manager to perform its duties and discharge its obligations under the Management Agreement, or the continuing malfeasance or misfeasance of the Manager in the performance of its duties under the Management Agreement;
- on 10 days written notice to the Manager for an uncured breach of the Management Agreement following written notice of such breach by the Trustee;
- by the Fund immediately in the event of the commission by the Manager of any fraudulent act; and
- automatically, if the Manager becomes bankrupt, insolvent or makes a general assignment for the benefit of its creditors.

The Manager may resign upon 120 days notice to the Trustee and may assign the Management Agreement to an affiliate of the Manager at any time.

8.1.4 Directors and Officers of the Manager

The name, municipality of residence, position with the Manager and principal occupation of each of the directors and officers of the Manager are set out:

Name and Municipality of Residence and Position with the Manager	Principal Occupation and Positions Held During the Last 5 Years, including Positions held with Affiliated Entities of the Manager
DONALD L. LENZ Toronto, Ontario Director	Managing Director, Newport Partners LP since July 2005; Managing Director, Newport Partners Inc. from October 2001 to July 2005; Private Consulting, SELDM Limited from 1999 to October 2001; Vice-President and Director of the Corporate and Investment Banking Division of RBC Dominion Securities Inc. from 1986 to 1999.
PETER A. BRAATEN Toronto, Ontario Chairman and Director	Chairman, Brompton Limited since November 2000.
JAMES W. DAVIE(1)(2)(3) Toronto, Ontario Chairman of the Audit Committee and Director	Corporate Director since June 2002; Managing Director, RBC Dominion Securities Inc. from June 1999 to June 2002; Head of Equity Capital Markets, RBC Dominion Securities Inc. from 1987 to June 1999.
ARTHUR R.A. SCACE(1)(2)(3) Toronto, Ontario Chairman of the Corporate Governance Committee and Director	Corporate Director since March 2006; Counsel, McCarthy Tétrault LLP from November 2003 to February 2006; Partner, McCarthy Tétrault LLP from 1972 to November 2003.
KEN S. WOOLNER(1)(2)(3) Calgary, Alberta Lead Director	Corporate Director since February 2006; Executive Chairman, White Fire Energy Ltd. from April 2005 to February 2006; President & Chief Executive Officer, Lightning Energy Ltd. from December 2001 to April 2005; President & CEO, Velvet Exploration Ltd. from April 1997 to July 2001.
RAYMOND R. PETHER Toronto, Ontario Chief Executive Officer	President and Chief Executive Officer, Brompton Limited since April 2001; President & CEO of Western Facilities Fund from June 1998 to April 2001.
MARK A. CARANCI Toronto, Ontario President	President, Brompton Funds since February 2006; Chief Financial Officer, Brompton Limited from November 2000 to January 2006.
CRAIG T. KIKUCHI Toronto, Ontario Chief Financial Officer	Chief Financial Officer, Brompton Funds since February 2006; Vice-President, Brompton Limited from August 2004 to January 2006; Controller, Brompton Limited from February 2002 to August 2004; Various Positions including Manager in Assurance and Business Advisory Services and Taxation and Legal Services; PricewaterhouseCoopers LLP from September 1996 to January 2002.

Name and Municipality of Residence and Position with the Manager	Principal Occupation and Positions Held During the Last 5 Years, including Positions held with Affiliated Entities of the Manager
DAVID E. ROODE Toronto, Ontario Senior Vice President	Senior Vice-President, Brompton Funds since February 2006, Senior Vice President Brompton Limited from May 2005 to January 2006; Vice President, Brompton Limited from September 2002 to May 2005; Analyst, Middlefield Group from 1998 to 2001.
MOYRA E. MACKAY Toronto, Ontario Vice-President and Secretary	Vice-President & Corporate Secretary, Brompton Funds since February 2006; Vice President & Corporate Secretary, Brompton Limited from May 2000 to January 2006.
LORNE ZEILER Toronto, Ontario Vice-President	Vice-President, Brompton Funds since February 2006; Vice President, Brompton Limited from September 2004 to January 2006; Senior Financial Analyst, Assante Advisory Services from 2003 to 2004; Senior Relationship Manager, Scotiabank from 1998 to 2003.
JESSICA LEUNG Toronto, Ontario Controller	Controller, Brompton Funds, since February 2006; Controller, Brompton Limited from February 2005 to January 2006; Manager, Ernst & Young LLP from October 2000 to January 2005.
ANN WONG Toronto, Ontario Controller	Controller, Brompton Funds since February 2006; Controller, Brompton Limited from September 2005to January 2006; Senior Manager, Treasury Finance Group Canadian Imperial Bank of Commerce from June 2004 to September 2005, Manager, PricewaterhouseCoopers LLP from September 2001 to June 2004.
DEBBIE CHIN Toronto, Ontario Assistant Vice President	Assistant Vice President, Brompton Funds since February 2006; Assistant Vice President, Brompton Limited from May 2005 to January 2006; Private Consulting from June 2003 to April 2005; Associate Portfolio Manager, Hillsdale Investment Management Inc. from October 2001 to May 2003; Analyst, AGF Funds Inc. from 1998 to 2001.
CHRISTOPHER CULLEN Toronto, Ontario Assistant Vice President	Assistant Vice President, Brompton Funds since March 2006; Manager Commercial Banking, CIBC Commercial Banking from September 2003 to February 2006; Associate, CIBC Commercial Banking from October 2002 to August 2003; Research Associate, UBS Securities (Canada) from May 2001 to August 2002.

Notes:

(1) Independent director.
(2) Member of the Corporate Governance Committee.
(3) Member of the Audit Committee.

8.2 Advisor

The Declaration of Trust provides that the Manager shall, on behalf of the Trust, retain an Advisor to make investment decisions with respect to the Fund Property, in accordance with the Investment Guidelines and the Rebalancing Criteria and subject to the Investment Restrictions. The Manager has retained the Advisor pursuant to an Advisory Agreement entered into between the Manager, the Fund and the Advisor dated as of October 4, 2004 to provide such services to the Fund, in accordance with the terms of the Declaration of Trust. The Advisor's principal office is located at Suite 2930, Bay Wellington Tower, BCE Place, 181 Bay Street, Toronto, Ontario. The Advisor is registered in Ontario as a limited market dealer and an investment counsel and portfolio manager. The Advisor may, pursuant to the terms of the Advisory Agreement, delegate any of its functions, powers, responsibilities and duties to any of its affiliates.

8.2.1 Advisory Fee

Pursuant to the terms of the Advisory Agreement the Manager pays the Advisor an advisory fee and the Fund reimburses the Advisor for all reasonable costs and expenses incurred by the Advisor on behalf of the Fund.

8.2.3 Termination of the Advisory Agreement

The Advisory Agreement will automatically terminate on the Termination Date set out in the Declaration of Trust. The Manager, on behalf of the Fund, may also terminate the Advisory Agreement:

- at any time on 90 days written notice to the Advisor;
- on 10 days written notice to the Advisor for an uncured breach of the Advisory Agreement by the Advisor following written notice of such breach by the Manager on behalf of the Fund;
- on 30 days written notice to the Advisor in the event of a persistent failure by the Advisor to perform its obligations and covenants and discharge its obligations and covenants under the Advisory Agreement;
- immediately in the event of insolvency or liquidation of the Advisor or if the Advisor becomes bankrupt or passes a resolution approving its liquidation, winding-up, dissolution or deemed dissolution or makes a general assignment for the benefit of its creditors or if the Advisor ceases to be registered as an advisor in the category of investment counsel/portfolio manager under the *Securities Act* (Ontario); or
- immediately in the event of the commission by the Advisor of any fraudulent act in the performance of its duties under the Advisory Agreement or if there has been any misrepresentation by the Advisor in the Advisory Agreement.

The Advisory Agreement may be terminated by the Advisor:

- at any time on 90 days written notice to the Manager;
- on 10 days written notice to the Manager and the Fund for an uncured breach of the Advisory Agreement by the Manager or the Fund following written notice of such breach by the Advisor to the Manager and the Fund;
- on 30 days written notice to the Manager in the event of a persistent failure by the Manager to perform its obligations and covenants and discharge its obligations and covenants under the Advisory Agreement; or
- immediately in the events of insolvency or liquidation of the Fund or if the Fund becomes bankrupt or passes a resolution approving its winding-up or dissolution or deemed dissolution or makes a general assignment for the benefit of its creditors.

8.3 Trustee

Computershare Trust Company of Canada is the Trustee of the Fund and is responsible for certain aspects of the administration of the Fund as described in the Declaration of Trust. The address of the Trustee is 100 University Avenue, 11th Floor, Toronto Ontario M5J 2Y1.

8.4 Custodian

The Declaration of Trust provides that the Manager shall, on behalf of the Fund, appoint a Canadian chartered bank or trust company to act as custodian of the Fund Property and authorizes the Custodian, pursuant to the terms of a Custodian Agreement, to provide various safekeeping and custodial services relating to the Fund Property. The Manager has appointed RBC Dexia Investor Services Trust as Custodian of the Fund Property pursuant to the terms of a Custodian Agreement entered into by the Manager, on behalf of the Fund, and The Royal Trust Company dated as of October 4, 2004, as assigned by The Royal Trust Company to the Custodian as of December 23, 2005. The address of the Custodian is 77 King Street West, Toronto, Ontario M5W 1P9.

8.4.1 Fees

In consideration for its services, the Fund pays to the Custodian such compensation as agreed upon in writing between the Manager and the Custodian from time to time and reimburses the Custodian for all reasonable costs and expenses incurred by the Custodian on behalf of the Fund.

8.4.2 Termination of the Custodian Agreement

The Custodian Agreement may be terminated by either party without penalty at any time on 60 days prior written notice. Prior notice is not required and termination will be immediate if:

- either party is declared bankrupt or shall be insolvent;
- the assets or the business of either party shall become liable to seizure or confiscation by any public or governmental authority; or
- the Manager's powers and authorities to act on behalf of or represent the Fund have been revoked or terminated.

8.5 Valuation Services

The Manager, on behalf of the Fund, has appointed RBC Dexia Investor Services Trust to provide the Fund with valuation services. Such services include the calculation of the Fund's weekly Net Asset Value, calculated in accordance with the Fund's valuation parameters described in section 4.0.

8.6 Auditor, Registrar, Transfer Agent and Distribution Agent

The auditors of the Fund are PricewaterhouseCoopers LLP, Chartered Accountants, Suite 3000, Royal Trust Tower, Toronto-Dominion Centre, 77 King Street West, Toronto, Ontario M5K 1G8. Computershare Trust Company of Canada is the registrar, transfer agent and distribution agent for the Units. The register and transfer ledger for the Units is kept by the Trustee at its principal stock and bond transfer offices located in Toronto.

9.0 CONFLICTS OF INTEREST

9.1 Principal Holders of Securities and Affiliated Entities

The Manager is an affiliated entity of the Advisor as set forth in the following diagram:



Brompton Limited
55%
100%
Brompton Funds LP
Brompton Capital Advisors Inc.
100%
Brompton Energy Trust Management Limited

Notes:

(1) Brompton Funds owns 100% of the voting securities of the Manager. By reason of indirectly holding a controlling interest in Brompton Limited, it is indirectly deemed to be beneficially controlled by Mr. Braaten.

(2) By reason of indirectly holding a controlling interest in Brompton Limited, directors and officers of the Manager are indirectly deemed to beneficially own (a) 100 % of the voting securities of the Advisor and (b) through the 55% voting interest owned by Brompton Limited in Brompton Funds, 100% of the voting securities of the Manager.

(3) The remaining 45% voting interest in Brompton Funds is directly owned by Newport Partners Holdings LP.

The amount of fees received by the Manager including the advisory fee, is contained in the audited financial statements of the Fund. More information on remuneration of the Manager and the Advisor is set out in sections 8.1.1 and 8.2.1.

The Declaration of Trust acknowledges that the Trustee may provide services to the Fund in other capacities, provided that the terms of any such arrangements are no less favourable to the Fund than those which would be obtained from parties which are at arm's length for comparable services. The services of the Custodian and the officers and directors of the Custodian are not exclusive to the Fund. The Custodian and its affiliates and associates (as defined in the *Securities Act* (Ontario)) may, at any time, engage in any other activity.

The Manager and the Advisor and their directors and officers engage in the promotion, management or investment management of one or more funds or trusts which invest primarily in income funds. The Advisor acts as the investment advisor or administrator for other funds and may in the future act as the investment advisor to other funds which invest in Income Funds and which are considered competitors of the Fund. The services of the Manager are not exclusive to the Fund.

In addition, the directors and officers of the Manager and the Advisor may be directors, officers, shareholders or unitholders of one or more issuers in which the Fund may acquire securities. The Manager, the Advisor or their affiliates may be a manager of one or more issuers in which the Fund may acquire securities and may be managers or administrators of funds that invest in the same securities as the Fund. Although none of the directors or officers of the Manager or the Advisor will devote his or her full time to the business and affairs of the Fund, each director and officer of the Manager or the Advisor will devote as much time as is necessary to supervise the management of (in the case of the directors) or to manage the business and affairs of (in the case of officers) the Fund, the Manager and the Advisor, as applicable.

10.0 FUND GOVERNANCE

Brompton supports good governance practices for its funds. The Fund is managed by the Manager and consequently, the Board of Directors and committees referred to are the Board and committees of the Manager.

The Board is responsible for the overall stewardship of the business and affairs of the Fund. The Fund has Investment Objectives and Investment Guidelines which are set out in the Declaration of Trust.

The Board consists of 5 directors, 3 of whom are independent of management. The Board believes that the number of directors is appropriate and only non-management directors are compensated. Amounts paid as compensation to the directors are reviewed annually to ensure they realistically reflect the responsibilities and risk involved in being an effective director. The Board has appointed a Governance Committee which is responsible for making recommendations to the Board with respect to developments in the area of governance and practices of the Board. Individual directors may engage an outside advisor at the expense of the Fund subject to the approval of the Governance Committee.

To assist the Board in monitoring the Fund's financial reporting and disclosure, the Board has established an Audit Committee. The Audit Committee consists of 3 members, all of whom are independent. The responsibilities of the Audit Committee include, but are not limited to, review of the Fund's financial statements and the annual audit performed by PricewaterhouseCoopers LLP ("PWC"), the auditor of the Fund; oversight of internal control and of the Fund's compliance with tax and securities laws and regulations. PWC reports to the Audit Committee and the Audit Committee and PWC have direct communication channels to discuss and review specific issues as appropriate.

The Board is responsible for developing the Fund's approach to governance issues and, together with the Manager, is evolving a best practices governance procedure. The Board of Directors has adopted policies, procedures and guidelines concerning the governance of the Fund and to ensure the proper management of the Fund. These policies, procedures and guidelines aim to monitor and manage the business, risks and internal conflicts of interest relating to the Fund and to ensure compliance with regulatory requirements. The policies include a Code of Business Ethics, Insider Trading Policy, Disclosure Policy, Whistleblower Policy, Privacy Policy and Proxy Voting Policy.

The Manager maintains a website for the Fund. The mandates of the Board, Audit Committee and Governance Committee are available on the website. The Fund has an Investor Relations line to respond to inquiries from Unitholders.

<u>**Proxy Voting Policy**</u>

The Fund has delegated to the Advisor responsibility to exercise the voting rights attached to the securities held by the Fund and it is the Advisor's policy to seek to ensure that proxies for securities held by the Fund are voted consistently and in the best interests of the Fund.

The Fund, through the Advisor, has engaged the services of Institutional Shareholder Services ("ISS") to vote the proxies related to the securities held by the Fund and to provide information relating to such voting for the purpose of providing the necessary reporting by the Fund. The Advisor has adopted the ISS 2006 Canadian Proxy Voting Guidelines ("Policy"). In the case of routine matters, which includes ratification of auditors and financial reporting, the Policy generally allows for voting in favour of management's recommendation unless ISS believes it would be in the best interests of the Unitholders to vote against the resolution. In respect of non-routine matters such as mergers and corporate restructurings, capital restructuring, executive and director compensation, matters are dealt with on a case-by-case basis with the best interests of the Unitholders in mind at all times. The Policy also provides for procedures for recordkeeping. A copy of the Proxy Voting Policy including the Policy is available on request from the Manager.

Applicable securities laws require that commencing with the annual period beginning July 1, 2005, the Fund must prepare a proxy voting record for the annual period ending June 30 of each year, which must be made available on its website as of August 31 of each year. Accordingly, the Fund intends to make its proxy voting record available on its website commencing August 31, 2006.

10.1 Securities Lending

In order to generate additional returns, the Declaration of Trust allows the Fund to lend Fund Investments to securities borrowers acceptable to the Fund pursuant to the terms of a securities lending agreement between the Fund and such borrower (a "Securities Lending Agreement"). Under a Securities Lending Agreement: (i) the borrower will be required pay to the Fund a negotiated securities lending fee and will make compensation payments to the Fund equal to any distributions received by the borrower on the securities borrowed; (ii) the securities loans are required to qualify as "securities lending arrangements" for the purposes of the Income Tax Act; and (iii) the Fund will receive collateral security. To date the Fund has not entered into any Securities Lending Agreements.

11.0 INCOME TAX CONSIDERATIONS

The following is a summary of the principal Canadian federal income tax considerations under the Income Tax Act with respect to the acquisition, ownership and disposition of Units generally applicable as at the date of this annual information form to you if you are an individual (other than a trust) and, for the purposes of the Income Tax Act, are resident in Canada, deal at arm's length with the Fund and hold Units as capital property.

Generally, Units will be considered to be capital property to a Unitholder provided that the Unitholder does not hold Units in the course of carrying on a business of buying and selling securities and has not acquired Units in one or more transactions considered to be an adventure in the nature of trade. Certain Unitholders who might not otherwise be considered to hold their Units as capital property may, in certain circumstances, be entitled to have Units treated as capital property by making the irrevocable election permitted by subsection 39(4) of the Income Tax Act.

This summary is based upon the current provisions of the Income Tax Act, the Tax Proposals and the current administrative practices of CRA. This summary assumes that the Tax Proposals will be enacted as proposed. Except for the Tax Proposals, this summary does not take into account or anticipate any changes in the law, whether by way of legislative, governmental or judicial decision or action, nor does it take into account provincial, territorial or foreign tax legislation or considerations. There is no assurance that the Tax Proposals will be enacted in the form proposed or at all.

This summary is not exhaustive of all possible Canadian federal income tax considerations applicable to an investment in Units and does not describe the income tax considerations relating to the deductibility of interest on money borrowed to acquire Units. Moreover, the income and other tax consequences of acquiring, holding or disposing of Units will vary according to the status of the Unitholder, the province or provinces in which the Unitholder resides or carries on business and, generally, the Unitholder's own particular circumstances. Accordingly, the following description of income tax matters is of a general nature only and is not intended to constitute advice to any particular Unitholder. Prospective Unitholders should consult their own tax advisors with respect to the income tax consequences of investing in Units, based upon the Unitholder's particular circumstances.

This summary is based on the assumption that the Fund will qualify at all times as a "unit trust" and a "mutual fund trust" within the meaning of the Income Tax Act. In order to so qualify, the Fund must comply on a continuous basis with the Investment Restrictions, and certain minimum distribution requirements relating to the Units. In the event the Fund were not to qualify as a mutual fund trust at all times, the income tax consequences described below would in some respects be materially different.

This summary is also based on the assumption that none of the issuers of the securities comprising the portfolio will be foreign affiliates of the Fund or of any Unitholder and that none of the securities comprising the portfolio will be tax shelter investments or tracked interests or participating interests, other than exempt interests, in foreign investment entities under the proposals to amend the Income Tax Act released on July 18, 2005 (or such proposals as amended or enacted or successor provisions thereto).

11.1 Taxation of the Fund

The Fund is subject to tax under Part I of the Income Tax Act on the amount of its income for the year, including the taxable portion of Net Capital Gains, less the portion thereof that it claims in respect of the amounts paid or payable to Unitholders in the year. Provided the Fund makes Distributions in each year of its Net Income and Net Capital Gains, and provided the Fund deducts in computing its income the full amount available for deduction in each year, the Fund will not generally be liable for income tax under Part I of the Income Tax Act.

With respect to an issuer included in the portfolio that is a trust, the Fund will be required to include in its income such portion of the Net Income and the taxable portion of Net Capital Gains of such issuer as is paid or becomes payable to the Fund in the year, notwithstanding that certain of such amounts may be reinvested in additional units of the issuer. Provided appropriate designations are made by the issuer, any net taxable capital gains realized by the issuer and taxable dividends received by the issuer from taxable Canadian corporations that are paid or become payable to the Fund and are designated by the issuer in respect of the Fund will effectively retain their character as such in the hands of the Fund.

The Fund will generally be required to reduce the adjusted cost base of the units of such issuer to the extent that all amounts paid or payable in a year by the issuer to the Fund exceed the sum of the amounts included in the income of the Fund for the year and the Fund's share of the non-taxable portion of capital gains of such issuer for the year. To the extent that the adjusted cost base to the Fund of the unit of such an issuer would otherwise be less than zero, the negative amount will be deemed to be a capital gain realized by the Fund and the Fund's adjusted cost base of such unit will be increased by the amount of such deemed capital gain.

With respect to an issuer included in the portfolio that is a limited partnership, the Fund will be required to include or, subject to certain restrictions, will be entitled to deduct, in computing its income, its share of the Net Income or loss for tax purposes of the issuer allocated to the Fund for the fiscal period of the issuer ending in the Fund's taxation year, whether or not a distribution is received. In general, the adjusted cost base to the Fund of the interest in such an issuer at a particular time will be equal to the actual cost of such interest plus the share of the income and capital gains of the issuer allocated to the Fund for fiscal periods of the issuer ending before the particular time less the share of losses and capital losses of the issuer allocated to the Fund for fiscal periods of the issuer ending before the particular time, and less the Fund's share of any distributions received from the issuer before the particular time. If the adjusted cost base to the Fund of the interest in such an issuer would otherwise be less than zero, the negative amount will be deemed to be a capital gain realized by the Fund and the Fund's adjusted cost base of such interest will be increased by the amount of such deemed capital gain.

The Fund will also be required to include in its income for each taxation year, all interest that accrues to it to the end of the year, or becomes receivable or is received by it before the end of the year, except to the extent that such interest was included in computing its income for a preceding taxation year.

In computing its income for tax purposes, the Fund may deduct reasonable administrative and other expenses incurred to earn income, generally including interest on borrowed funds used to purchase securities to be included in the portfolio.

Upon the actual or deemed disposition of a security included in the portfolio, the Fund will realize a capital gain (or capital loss) to the extent that the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base of such security provided such security is capital property to the Fund. The Fund had made an election under subsection 39(4) of the Income Tax Act so that all securities included in the portfolio that are Canadian securities (as defined in the Income Tax Act) will be deemed to be capital property to the Fund.

11.2 Taxation of Unitholders

A Unitholder will generally be required to include in income for a particular taxation year of the Unitholder such portion of the Net Income, including the taxable portion of the Net Capital Gains, of the Fund for a taxation year as is paid or becomes payable to the Unitholder in that particular taxation year, whether received in cash or reinvested in additional Units. Provided that appropriate designations are made by the Fund, such portion of the net realized taxable capital gains of the Fund and the taxable dividends received or deemed received by the Fund on shares of taxable Canadian corporations as is paid or becomes payable to a Unitholder will effectively retain its character and be treated as such in the hands of the Unitholder. To the extent that amounts are designated as taxable dividends from taxable Canadian corporations, the normal gross-up and dividend tax credit rules will apply. Any loss of the Fund for purposes of the Income Tax Act cannot be allocated to, and cannot be treated as a loss of, the Unitholders.

The non-taxable portion of Net Capital Gains of the Fund that are paid or become payable to a Unitholder in a year will not be included in computing the Unitholder's income for the year. Any other amount in excess of a Unitholder's share of the Net Income of the Fund for a taxation year that is paid or becomes payable to the Unitholder in such year will not generally be included in computing the Unitholder's income for the year but will reduce the adjusted cost base of Units to the Unitholder. To the extent that the adjusted cost base of a Unit would otherwise be less than zero, the negative amount will be deemed to be a capital gain realized by the Unitholder from the disposition of the Unit and the Unitholder's adjusted cost base will be increased by the amount of such deemed capital gain.

The Net Asset Value per Unit will reflect any income and gains of the Fund that have accrued or been realized but have not been made payable at the time Units are acquired. A Unitholder who acquires Units may become taxable on the Unitholder's share of such income and gains of the Fund.

Any additional Units acquired by a Unitholder on a reinvestment of Distributions from the Fund will have an initial cost to the Unitholder equal to the amount of the Distribution so reinvested. In computing the adjusted cost base of a Unit so acquired, the cost of such Unit must be averaged with the adjusted cost base of any other Units then held by that Unitholder as capital property. If a Unitholder participates in the distribution reinvestment plan and the Unitholder acquires a Unit from the Fund at a price that is less than the then fair market value of the Unit, it is the administrative position of the CRA that the Unitholder must include the difference in income and that the cost of the Unit will be correspondingly increased.

Upon the disposition or deemed disposition by a Unitholder of a Unit, whether on a sale, redemption, repurchase or otherwise, a capital gain (or capital loss) will be realized by the Unitholder to the extent that the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base of the Unit to the Unitholder immediately before the disposition.

One-half of any capital gain ("taxable capital gain") realized by a Unitholder or designated by the Fund in respect of the Unitholder in a taxation year must be included in computing the income of the Unitholder for that year and one-half of any capital loss ("allowable capital loss") realized by a Unitholder in a taxation year may be deducted from taxable capital gains realized by the Unitholder or designated by the Fund in respect of the Unitholder in that year. Allowable capital losses for a taxation year in excess of taxable capital gains for that year generally may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year, against taxable capital gains realized in such year, to the extent and under the circumstances provided for in the Income Tax Act.

Capital gains realized on the disposition of Units or amounts designated by the Fund to a Unitholder as taxable capital gains or as dividends from taxable Canadian corporations may give rise to a liability for alternative minimum tax.

12.0 REMUNERATION OF DIRECTORS, OFFICERS, and TRUSTEES

The Manager is paid the Management Fee as disclosed in section 8.1.1. The Fund pays director fees to the non-management directors as well as expenses incurred by directors on behalf of the Fund. In addition the Fund pays the expenses of any action, suit or other proceedings in which or in relation to which the Manager, the Advisor, the Custodian or the Trustee and/or any of their respective officers, directors, employees, consultants or agents is entitled to indemnity by the Fund.

For the year ended December 31, 2005, the Trustee was paid an aggregate amount of $22,816, on account of its fees and expenses incurred in its capacity as Trustee of the Fund.

13.0 MATERIAL CONTRACTS

The Fund and/or the Manager, on behalf of the Fund, are party to the Declaration of Trust, the Management Agreement, the Advisory Agreement and the Custodian Agreement. Copies of these material contracts may be accessed by prospective or existing Unitholders at www.sedar.com under the Fund's profile. They are also available at the Fund's office during normal business hours. Details regarding each of these contracts are provided in section 1.2 in the case of the Declaration of Trust and in sections 8.1, 8.2 and 8.4 in the case of the other contracts.

14.0 OTHER MATERIAL INFORMATION

14.1 Loan Facility

The Fund entered into a Loan Facility with a Canadian chartered bank (the "Lender") in order to provide the Fund with the ability to utilize leverage to enhance the total return the portfolio. The Lender is at arm's length to the Fund, the Trustee, the Manager and the Advisor and their respective affiliates and associates.

A portion of the Loan Facility, not to exceed 10% of the Total Assets, determined at the time of borrowing, may be used by the Fund to purchase additional securities of Oil & Gas Income Trusts to be included in the Fund Investments. In the event that the total amount borrowed by the Fund under this portion of the Loan Facility at any time exceeds 20% of the Total Assets, the Manager will sell securities of Oil & Gas Income Trusts held by the Fund in an orderly manner and use the proceeds thereof to reduce indebtedness so that the amount borrowed by the Fund under this portion of the Loan Facility does not exceed 20% of the Total Assets.

In addition, the Fund may borrow up to 5% of the Total Assets determined at the time of borrowing for working capital purposes and to invest in public offerings of Oil & Gas Income Trusts that qualify for inclusion in the Fund Investments.

14.2 Risk Factors

There are many risks associated with an investment in the Units, some of which are outlined below.

Volatility of Oil & Gas Prices

The operational results and financial condition of the Oil & Gas Income Trusts comprising the portfolio will be dependent upon the prices received for oil and gas production. Oil and gas prices have fluctuated widely during recent years and are affected by supply and demand factors, political events, weather and general economic conditions, among other things. Any decline in oil and gas prices could have an adverse effect on the distributions received from the Oil & Gas Income Trusts comprising the portfolio and the value of such Oil & Gas Income Trusts.

Reserve Estimates

The reserve and recovery estimates for the Oil & Gas Income Trusts comprising the portfolio are only estimates and the actual production and ultimate reserves may be more or less than the estimates provided.

Fluctuations in Distributions and the Value of the Oil & Gas Income Trusts

The value of the Units will vary according to the value of the Oil & Gas Income Trusts included in the portfolio, which will depend, in part, upon the performance of such Oil & Gas Income Trusts. The amount of Distributions available for payment to Unitholders will depend on the amount of distributions paid by the Oil & Gas Income Trusts included in the portfolio. Some of the issuers included in the portfolio have limited operating histories or limited histories as operating as an Income Fund. The amounts which such issuers have been distributing may not be sustainable and the forecast distributions of such issuers may not be realized. The value of the portfolio will be influenced by factors which are not within the control of the Fund, including the financial performance of the respective issuers, operational risks relating to the specific business activities of respective issuers, the quality of assets owned by respective issuers, commodity prices, risks associated with issuers operating outside of Canada, exchange rates, interest rates, the use of leverage, environmental risks, political risks, issues relating to government regulation and other financial market conditions. A number of Oil & Gas Income Trusts will be impacted by commodity prices, which may vary and are determined by supply and demand factors including weather and general economic and political conditions. A decline in commodity prices could have an adverse effect on the operations and financial condition of certain Oil & Gas Income Trusts held by the portfolio and the amount of distributions paid on such Oil & Gas Income Trusts. In addition, certain commodity prices are based on a U.S. dollar market price. Accordingly, a decrease in the value of the U.S. dollar against the Canadian dollar could reduce the amount of distributions paid on such Oil & Gas Income Trusts.

Interest Rate Fluctuations

It is anticipated that the market price for the Units at any given time will be affected by the level of interest rates prevailing at such time. A rise in interest rates may have a negative effect on the market price of the Units. Unitholders who wish to redeem or sell their Units may, therefore, be exposed to the risk that the redemption price of the Units will be negatively affected by interest rate fluctuations.

Trading Levels

Units may trade in the market at a discount to the Net Asset Value per Unit and there can be no assurance that the Units will trade at a price equal to the Net Asset Value per Unit.

Illiquid Securities

There is no assurance that an adequate market will exist for the Oil & Gas Income Trusts included in the portfolio to permit purchases and sales in accordance with the Rebalancing Criteria in a short time frame. Further, if the market for a specific Oil & Gas Income Trust held or required to be in the portfolio pursuant to the Investment Guidelines or which the Fund must dispose of pursuant to the Rebalancing Criteria is particularly illiquid, the Fund may be unable to acquire or sell the required amount of securities of such Oil & Gas Income Trust without affecting the market price of such securities in a manner that is disadvantageous to the Fund. The Fund cannot predict whether the Oil & Gas Income Trusts held by it will trade at a discount to, a premium to, or at their respective net asset values. In addition, if the Manager is unable, or determines that it is inappropriate to dispose of some or all of the Oil & Gas Income Trusts held by the Fund prior to a termination of the Fund, Unitholders may, subject to applicable laws, receive distributions of securities *in specie* upon the termination of the Fund, for which there may be an illiquid market or which may be subject to resale restrictions of indefinite duration.

Taxation of the Fund

While the Fund intends to operate so that it will generally not be liable to pay income tax, the information available to the Fund relating to the characterization, for tax purposes, of the distributions received by the Fund in any year from issuers of securities held in the portfolio may be insufficient as at December 31 of that year to ensure that the Fund will make sufficient distributions to ensure that it will not be liable to pay income tax in respect of that year.

If the Fund ceases to qualify as a "mutual fund trust" under the Income Tax Act, the income tax considerations described in section 11.0 would be materially and adversely different in certain respects. There can be no assurance that Canadian federal income tax laws respecting the treatment of mutual fund trusts will not be changed in a manner that adversely affects the Unitholders. Currently, a trust will be deemed not to be a mutual fund trust if it is established or maintained primarily for the benefit of non-residents unless all or substantially all of its property is property other than taxable Canadian property as defined in the Income Tax Act. On September 16th, 2004, the Minister of Finance (Canada) released Tax Proposals (the "September 16th Tax Proposals") which propose that a trust would lose its status as a mutual fund trust if the aggregate fair market value of all units issued by the trust held by one or more non-resident persons or partnerships that are not Canadian partnerships, or any combination thereof, is more than 50% of the aggregate fair market value of all units issued by the trust where, at that time or any previous time, more than 10% (based on fair market value) of the trust's property is taxable Canadian property or certain other types of property. If the September 16th Tax Proposals are enacted as proposed, and if these circumstances applied to the Fund, the Fund would thereafter cease to be a mutual fund trust and the income tax considerations as described in section 11.0 would be materially and adversely different in certain respects. The September 16th Tax Proposals do not currently provide any means of rectifying a loss of mutual fund trust status. On December 6, 2004, the Minister of Finance (Canada) indicated that the September 16th Tax Proposals are being further considered.

CRA has expressed a view that, in certain circumstances, the interest on money borrowed to invest in an Income Fund that may be deducted may be reduced on a pro rata basis in respect of distributions from the Income Fund that are a return of capital and which are not reinvested for an income earning purpose. While the ability to deduct interest depends on the facts, based on the jurisprudence, CRA's view should not affect the Fund's ability to deduct interest on money borrowed to acquire units of Income Funds included in the Portfolio. If CRA's view were to apply to the Fund, part of the interest payable by the Fund in connection with money borrowed to acquire certain securities held in the Portfolio could be non-deductible, increasing the net income of the Fund for tax purposes and the taxable component of distributions to Unitholders. Income of the Fund which is not distributed to Unitholders would be subject to non-refundable income tax in the Fund.

Changes in Legislation

There can be no assurance that certain laws applicable to the Fund, including income tax laws, government incentive programs and the treatment of mutual fund trusts under the Tax Act will not be changed in a manner which adversely affects the distributions received by the Fund.

Use of Leverage

The Fund is utilizing leverage in order to increase its monthly distributions to Unitholders. The use of leverage may result in capital losses or a decrease in distributions to Unitholders. The interest expense and banking fees incurred in respect of the Loan Facility may exceed the incremental capital gains, if any, and income generated by the incremental investment in Oil & Gas Income Trusts to be included in the portfolio with the borrowed funds. There can be no assurance that the borrowing strategy employed by the Fund will enhance returns. In addition, the Loan Facility may impose additional restrictions on the Fund and the Fund may not be able to renew the Loan Facility on acceptable terms.

Loss of Investment

An investment in the Fund is appropriate only for investors who have the capacity to absorb a loss of some or all of their investment and who can withstand the effect of a Distribution not being made in any period.

Securities Lending

The Fund may engage in securities lending. Although the Fund will receive collateral for the loans and such collateral will be marked-to-market, the Fund will be exposed to the risk of loss should the borrower default on its obligation to return the borrowed securities and the collateral be insufficient to reconstitute the portfolio of loaned securities.

Conflicts of Interest

The Manager and the Advisor and their directors and officers engage in the promotion, management or investment management of one or more funds or trusts which invest primarily in Income Funds. Although none of the directors or officers of the Manager or the Advisor will devote his or her full time to the business and affairs of the Fund, each director and officer of the Manager or the Advisor will devote as much time as is necessary to supervise the management of (in the case of the directors) or to manage the business and affairs of (in the case of officers) the Fund, the Manager and the Advisor, as applicable.

Status of the Fund

As the Fund is not a mutual fund as defined under Canadian securities laws, the Fund is not subject to the Canadian policies and regulations that apply to open-end mutual funds. It is intended that the Fund will, however, be a mutual fund trust for purposes of the Tax Act.

Significant Redemptions

Units are redeemably annually at 100% of Net Asset Value as described under section 7.0 of this Annual Information Form. The purpose of the annual redemption right is to prevent the Units from trading at a substantial discount to the Net Asset Value per Unit and to provide Unitholders with the right to realize their investment once per year without any trading discount to the Fund's Net Asset Value. While the redemption right provides Unitholders the option of annual liquidity at Net Asset Value, there can be no assurance that it will reduce trading discounts. If a significant number of Units are redeemed, the trading liquidity of the Units could be significantly reduced. In addition, the expenses of the Fund would be spread among fewer Units resulting in a lower distribution per Unit. Pursuant to the Declaration of Trust the Manager has the ability to terminate the Fund if, in the opinion of the independent directors of the Manager, the Net Asset Value of the Funds is reduced as the result of redemptions or otherwise so that it is no longer economically feasible to continue the Fund and would be in the best interests of Unitholders to do so. The Manager could cause such termination as a result of significant redemptions.

ANNUAL INFORMATION FORM FOR BROMPTON EQUAL WEIGHT OIL & GAS INCOME FUND

Manager:	Brompton Energy Trust Management Limited
Address:	Suite 2930, Bay Wellington Tower, BCE Place, 181 Bay Street, Toronto, Ontario M5J 2T3
Telephone:	(416) 642-6000
Fax:	(416) 642-6001

ADDITIONAL INFORMATION:

Additional information about the Fund is available in the Fund's management report of fund performance and financial statements, and copies of these documents may be obtained at no cost:

- By calling (416) 642-6000 or toll-free at 1-866-642-6001;
- Direct from your dealer, or
- By email at info@bromptongroup.com.

Copies of these documents and other information about the Fund, such as information circulars and material contracts, are also available on the Fund's website at www.bromptongroup.com or at www.sedar.com.

BROMPTON
EQUAL WEIGHT OIL & GAS
INCOME FUND

BROMPTON EQUAL WEIGHT OIL & GAS INCOME FUND DECLARES DISTRIBUTION

Toronto, May 18, 2006 (TSX: OGF.UN) – Brompton Equal Weight Oil & Gas Income Fund is pleased to announce that a distribution in the amount of $0.125 will be paid on June 14, 2006 to unitholders of record at the close of business on May 31, 2006.

The Fund's Distribution Reinvestment Plan allows unitholders to automatically reinvest monthly distributions in additional units of the Fund. This feature provides unitholders with an excellent opportunity to benefit from reinvesting distributions in additional units. Please contact your investment advisor to enroll in the Plan.

For additional information, including the Fund's portfolio, please visit our website at www.bromptongroup.com.

David E. Roode
Senior Vice President
Brompton Energy Trust Management Limited
(416) 642-6008

BROMPTON
FUNDS

BROMPTON FUNDS

BROMPTON FUNDS LP AMALGAMATES FUND MANAGEMENT COMPANIES

Toronto, June 2, 2006 (TSX: AOG.UN, ATF.UN, BE, BE.PR.A, BSR.UN, BTF.UN, BWI.UN, CGF.UN, EWI.UN, FAC.UN, FFI.UN, OGF.UN, SBC, SBC.PR.A, VIP.UN, YTU.UN) – Brompton Funds LP has amalgamated all of the Managers for each of its closed-end Funds into Brompton Funds Management Limited. There will be no impact to unitholders as the management and operations for each Fund will remain the same.

The board of directors for Brompton Funds Management Limited will comprise: Peter A. Braaten, Chairman, James W. Davie, P. Michael Nedham, Arthur R.A. Scace and Ken S. Woolner. The amalgamation has not affected the composition of the independent board members, nor the audit and corporate governance committees, which continue to be represented by Messrs. Davie, Scace and Woolner for each fund.

For additional information regarding each of the Funds, please visit our website at www.bromptongroup.com or call our investor relations line at 416-642-9051 (toll-free at 1-866-642-6001).

David E. Roode
Senior Vice-President
Brompton Funds Management Limited
416-642-6008

Commissions, trailing commissions, management fees and expenses all may be associated with investment funds. Please read the funds publicly filed documents which are available from SEDAR at www.sedar.com. Investment funds are not guaranteed, their values change frequently and past performance may not be repeated.

BROMPTON
EQUAL WEIGHT OIL & GAS
INCOME FUND

BROMPTON EQUAL WEIGHT OIL & GAS INCOME FUND DECLARES DISTRIBUTION

Toronto, June 20, 2006 (TSX: OGF.UN) – Brompton Equal Weight Oil & Gas Income Fund is pleased to announce that a distribution in the amount of $0.125 will be paid on July 17, 2006 to unitholders of record at the close of business on June 30, 2006.

The Fund's Distribution Reinvestment Plan allows unitholders to automatically reinvest monthly distributions in additional units of the Fund. This feature provides unitholders with an excellent opportunity to benefit from reinvesting distributions in additional units. Please contact your investment advisor to enroll in the Plan.

For additional information, including the Fund's portfolio, please visit our website at www.bromptongroup.com.

David E. Roode
Senior Vice President
Brompton Funds Management Limited
(416) 642-6008

BROMPTON
EQUAL WEIGHT OIL & GAS
INCOME FUND

BROMPTON EQUAL WEIGHT OIL & GAS INCOME FUND DECLARES DISTRIBUTION

Toronto, July 19, 2006 (TSX: OGF.UN) – Brompton Equal Weight Oil & Gas Income Fund is pleased to announce that a distribution in the amount of $0.125 will be paid on August 15, 2006 to unitholders of record at the close of business on July 31, 2006.

The Fund's Distribution Reinvestment Plan allows unitholders to automatically reinvest monthly distributions in additional units of the Fund. This feature provides unitholders with an excellent opportunity to benefit from reinvesting distributions in additional units. Please contact your investment advisor to enroll in the Plan.

For additional information, including the Fund's portfolio, please visit our website at www.bromptongroup.com.

David E. Roode
Senior Vice President
Brompton Funds Management Limited
(416) 642-6008

BROMPTON
FUNDS

BROMPTON
EQUAL WEIGHT OIL & GAS
INCOME FUND

BROMPTON EQUAL WEIGHT OIL & GAS INCOME FUND DECLARES DISTRIBUTION

Toronto, August 21, 2006 (TSX: OGF.UN) – Brompton Equal Weight Oil & Gas Income Fund is pleased to announce that a distribution in the amount of $0.125 will be paid on September 15, 2006 to unitholders of record at the close of business on August 31, 2006.

The Fund's Distribution Reinvestment Plan allows unitholders to automatically reinvest monthly distributions in additional units of the Fund. This feature provides unitholders with an excellent opportunity to benefit from reinvesting distributions in additional units. Please contact your investment advisor to enroll in the Plan.

For additional information, including the Fund's portfolio, please visit our website at www.bromptongroup.com.

David E. Roode
Senior Vice President
Brompton Funds Management Limited
(416) 642-6008

BROMPTON
FUNDS

BROMPTON
FUNDS



VALUE INTEGRITY PERFORMANCE

THE FOUNDATION FOR EXCELLENCE

Second Quarter Report 2005 | Q2

A COMMITMENT TO
EXCELLENCE

Brompton is regarded as one of the finest and most highly respected providers of financial products and services to individual and institutional clients in Canada.

Through a disciplined commitment to excellence, Brompton has grown its assets under management to approximately $3 billion in three and one half years, establishing a solid foundation that will continue to deliver strong financial returns to its investors and clients. Brompton's success has been achieved by offering financial products to the public which combine excellent value, high integrity and superior performance. Brompton's management and directors are a well respected group of accomplished business leaders who maintain the highest levels of corporate governance. The extensive experience, track record and integrity of its people are Brompton's most valuable assets.

Table of Contents

Message to Unitholders

We are pleased to provide the 2005 Second Quarter Report for our Brompton Funds. All of the Brompton family of funds enjoyed positive total returns over the quarter and on a year-to-date basis, highlighted by Brompton Stable Income Fund which produced an 8.4% total return over the quarter, and Brompton Equal Weight Oil & Gas Income Fund, which has produced a 14% total return year-to-date.

The second quarter was a perfect example of the volatility that can occur in the equity markets. The TSX Composite Index came within one percent of breaking the 10,000 mark in March for the first time in a number of years, before falling nearly 7% in April and May. It then recovered and rose again to close above 10,000 near quarter end. Similarly, after achieving all-time highs in March, both the Capped Income Trust Index and the Capped Energy Income Trust Index retreated by 7% and 8%, respectively, before moving to new all-time highs by quarter end. The market prices and net asset values of most of our funds followed a similar up-down-up trajectory.

The fixed income market in the United States experienced similar movements. While the long-end of the yield curve has remained relatively flat despite monthly increases in the short-term treasury rate, the ratings downgrade of the credit of General Motors, Ford and their subsidiaries resulted in a price decline in nearly all fixed income securities, regardless of industry type. Spreads between corporate debt, preferred securities and US Treasuries have since tightened, which has resulted in increased net asset values of closed-end funds that invest in US fixed income securities. However, market prices have not reacted to the strengthening of the net asset values. We see this as an excellent buying opportunity for investors who want exposure to fixed income securities – yields are up and the credits of corporations in which we invest are generally well positioned with strong balance sheets.

On May 18, 2005, Standard & Poor's (S&P) announced their inclusion criteria and implementation process for including income funds in the S&P/TSX Composite Index, considered to be Canada's premier benchmark equity index. With this announcement, it is expected that institutional investors, particularly pension funds and index funds, who have largely stayed away from this sector, will now likely make significant investments in income trusts, particularly in the larger, senior and more liquid names that are likely to be included in the Composite Index. Based on these expectations, Brompton developed and marketed its newest fund, Brompton Tracker Fund, which aims to anticipate and then track the income trusts to be included in the Composite Index. The fund closed on July 18, raising $400 million and closed its over-allotment on July 28 raising an additional $24 million. Brompton Tracker Fund trades on the TSX under the symbol BTF.UN.

This quarter has highlighted the fact that markets can and do move in both directions, up and down, over short periods of time, which necessitates a long-term investment approach. While the net asset values of our funds will reflect these general market movements, cash flows generated by the underlying securities held by our funds remain strong. Distributions continue to be at rates equal to or higher than targeted levels and the objectives of each fund continue to be met.

Respectfully submitted on behalf of the Board of Directors of the Managers,

Peter A. Braaten
Chairman

Raymond R. Pether
President and Chief Executive Officer

BROMPTON VIP INCOME TRUST

The Fund

Brompton VIP Income Trust is a closed-end investment trust that is listed on the Toronto Stock Exchange under the symbol VIP.UN. The Fund invests in a broadly diversified portfolio of income generating investments including business funds, real estate investment trusts, oil and gas funds, power and pipeline funds and high-yield debt in order to deliver to investors a high level of monthly distributions. The Fund is actively managed by MFC Global Investment Management, a subsidiary of Manulife Financial Corp. The Fund is RRSP, DPSP, RRIF and RESP eligible.

Management's Discussion and Analysis

The following information provides an analysis of the operations and financial position of the Fund and it should be read in conjunction with the financial statements and accompanying notes.

Distributions

During the three months ended June 30, 2005, the Fund distributed $0.25 per unit. Since inception, the Fund has paid regular monthly distributions at or exceeding its original objective. Based on current levels of distributions received from the underlying portfolio, we expect the Fund will maintain its level of regular monthly distributions.

Approximately 39% of the 2004 distributions were classified as a return of capital for tax purposes. Since inception, the Fund has generated significant capital appreciation from its investments. As the Fund realizes capital gains, the return of capital component of the Fund's distributions will be replaced by capital gains. Based on information available at the time of writing, including capital gains of $5.1 million realized during the first half of 2005, it is expected that return of capital for the year will be lower than amounts reported in 2004.

The Fund has a distribution reinvestment plan which allows participating unitholders to automatically reinvest monthly distributions in additional units of the Fund. For the three months ended June 30, 2005, 12,088 units were acquired in the market at an average price of $12.98 per unit.

Investment Portfolio

As of June 30, 2005, the Fund's investments included a total of 45 income funds and 56 fixed income investments, which provide diversification by issuer, industry and asset class. The breakdown of the portfolio is shown in the accompanying pie chart, and a detailed listing of the Fund's security holdings is provided in the financial statements.

Despite volatility in the income trust market during the first half of 2005, the S&P/TSX Capped Income Trust Index, excluding distributions from underlying income trusts, increased by 8.0% over this period. In 2005, oil and gas trusts and real estate investment trusts demonstrated strong performance (the S&P/TSX Capped Energy Trust Index and S&P/TSX REIT Index have increased by 12.7% and 6.0%, respectively) while business trusts have declined on average.

In the second quarter, the Fund recorded net gains (realized and unrealized) of $3.5 million as detailed in the table below. The Fund's portfolio has cumulative unrealized gains of $35 million from the inception of the Fund to June 30, 2005, as reported in the Statement of Investments.

The Fund's fixed income securities are high-yield debt and are mostly denominated in US dollars. In order to hedge this foreign exchange exposure, an amount approximately equal to these US dollar denominated assets has been borrowed under the Fund's credit facilities in US dollars. As a result, gains or losses on the US dollar foreign exchange hedging are included with the gains or losses on the fixed income securities to show the net gain from this investment activity.


48%
15%
4%
18%
15%

Net Realized and Unrealized Gains (Losses) by Sector (millions)		First Quarter 2005		Second Quarter 2005		Year-to-Date 2005
Business funds	$	(1.9)	$	1.2	$	(0.7)
Oil and gas funds		0.3		0.8		1.1
Power and pipeline funds		(0.1)		0.4		0.3
Real estate investment trusts		0.6		1.4		2.0
Fixed income investments and foreign exchange		(0.5)		(0.3)		(0.8)
Total	$	(1.6)	$	3.5	$	1.9

Net Asset Value

During the quarter ended June 30, 2005 the net asset value of the Fund increased by $0.42 per unit or 3.1% to $13.92, and for the year-to-date the net asset value per unit of the Fund has increased by $0.22 per unit or 1.6%, broken down as follows:

	First Quarter 2005	Second Quarter 2005	Year-to-Date 2005	Since Inception
Net investment income	$ 0.24	$ 0.23	$ 0.47	$ 3.22
Net realized gain on investments	0.40	0.23	0.63	0.69
Net realized gain (loss) on loans payable	(0.01)	—	(0.01)	0.01
Net change in unrealized gain on investments	(0.57)	0.24	(0.33)	3.72
Net change in unrealized gain on loans payable	(0.02)	(0.03)	(0.05)	0.20
Results of operations	0.04	0.67	0.71	7.84
Capital transactions	0.01	—	0.01	0.04
Less: distributions	(0.25)	(0.25)	(0.50)	(3.33)
Increase (decrease) in net asset value	$ (0.20)	$ 0.42	$ 0.22	$ 4.55

Liquidity and Capital Resources

As of June 30, 2005, the Fund had total borrowings of $19.5 million under its credit facility, which represented 14.7% of total assets. These borrowings were comprised of US$13 million at a fixed rate of interest of 3.89% until May 2008, US$0.8 million based on floating rates of interest priced against LIBOR and $2.6 of floating rate borrowings based on the bankers' acceptance rate. The portion of the borrowings on a fixed interest rate basis reduces the Fund's exposure to rising short-term interest rates until 2008. The borrowings have been used principally to invest in additional portfolio investments to increase the overall distributions paid by the Fund.

To provide liquidity, units of the Fund are listed on the TSX under the symbol VIP.UN. The Fund's normal course issuer bid allows it to purchase its units on the TSX when they trade below net asset value. As a result, purchases under the issuer bid are accretive to the net asset value of the Fund. A total of 13,400 units were purchased during the quarter at an average price of $12.48 per unit.

Unitholders may also redeem units of the Fund on the last business day of December of each year at the then current net asset value. When determining the net asset value for redemption purposes, the securities in the portfolio that are listed or traded on a stock exchange are valued by taking the weighted average trading price of the securities for the last three days of the month in which the redemption occurs.

Management Expense Ratio

The Fund has a low management fee for an actively managed fund of 0.85% of net asset value per annum. When this fee is combined with the 0.40% service fee that is paid to investment dealers and the general and administrative expenses of the Fund, the management expense ratio for the quarter was 1.51% based on net assets and 1.24% based on total assets.

Outlook

The Fund's two principal objectives are to maintain a high level of monthly distributions and to maintain net asset value per unit. The Fund has exceeded these objectives since its inception, particularly with respect to the substantial cumulative gains in net asset value it has achieved. We continue to believe in the long-term fundamentals of the sectors in which the Fund invests and in the total return they will provide, although values of the underlying investments may fluctuate over time.

Respectfully submitted on behalf of the Board,

Raymond R. Pether
President and Chief Executive Officer
Brompton VIP Management Limited
August 10, 2005

Mark A. Caranci
Chief Financial Officer
Brompton VIP Management Limited

This quarterly report contains forward-looking information which involves known and unknown risks, uncertainties and other factors which may cause actual results to be materially different than the results expressed or implied by such forward-looking information. In evaluating the forward-looking information contained herein, readers should consider various factors, including those described in the Fund's prospectus and other documents filed with regulatory authorities. The Fund is not obligated to update or revise the forward-looking information contained herein to reflect new events or circumstances.

Portfolio Manager's Report

Canadian Equities – Income Trusts

There were few changes to the portfolio during the quarter. The Fund took profits in The Keg Royalties Fund and Osprey Media Fund. The Fund is well diversified with about 15% of the portfolio in each of the oil and gas, REIT and US high-yield bond sectors with the remainder of the portfolio in the business trust sector. The Fund continues to favour the business trust sector due to its ability to grow distributions through a potential period of rising interest rates.

High-Yield Review

The Merrill Lynch Master II Index, the broadest and most reliable index for the US high-yield bond market, generated a return of +2.62% in the second quarter. While the risk premium for high-yield bonds actually widened 33 basis points relative to US Treasuries during the quarter, the 58 basis points decline in the yield of the ten-year US Treasury bond propelled the asset class to positive territory. Market returns for BB bonds (+3.84%) were superior to B-rated bonds (+2.33%) which was positive for Fund performance, although the same cannot be said for our shorter duration stance. Portfolio activity during the quarter primarily included relative-value swaps and position reductions with the aim of mitigating volatility heading into earnings season. This had the effect of increasing Fund exposure to the service and lodging sectors at the expense of utilities and paper and forest products. One new addition to the Fund was the 6.8% 2009 bonds of ArvinMeritor, an automotive components manufacturer. We opportunistically bought bonds when they were caught in the downdraft that accompanied the ratings downgrades of GM and Ford. At quarter end, the yield-to-worst of the bond component was 7.67% on a book value basis or 7.23% on a market value basis. The portfolio market yield tightened 50 basis points over the course of the quarter.

MFC Global
Investment Management

Investment Highlights

	June 30, 2005	March 31, 2005	Dec. 31, 2004	Sept. 30, 2004	June 30, 2004
Net asset value per unit	$ 13.92	$ 13.50	$ 13.70	$ 12.25	$ 11.71
Quarterly distributions per unit	$ 0.25	$ 0.25	$ 0.35	$ 0.25	$ 0.25
Market price per unit	$ 13.34	$ 12.47	$ 13.30	$ 11.87	$ 11.30
Total assets (millions)	$ 133	$ 132	$ 146	$ 133	$ 130

Statements of Net Assets (Unaudited)

	June 30, 2005	Dec. 31, 2004
Assets		
Investments, at market value (cost 2005 – $95,016,226; 2004 – $104,509,384)	$ 130,016,531	$ 142,219,285
Cash and short-term investments	312,818	2,194,453
Distributions and interest receivable	1,118,898	1,271,770
Amounts receivable for investments sold	1,453,527	—
Deferred financing costs (note 7)	45,207	57,622
Total assets	132,946,981	145,743,130
Liabilities		
Accounts payable and accrued liabilities	260,167	325,415
Amounts payable for investments purchased	138,450	—
Distributions payable to unitholders (note 4)	672,906	1,497,824
Redemptions payable to unitholders	—	10,881,785
Loans payable (note 7)	19,496,132	21,125,053
Total liabilities	20,567,655	33,830,077
Unitholders' equity		
Unitholders' capital	75,686,815	76,576,294
Retained earnings	36,692,511	35,336,759
Net assets representing unitholders' equity	$ 112,379,326	$ 111,913,053
Units outstanding (note 3)	8,075,197	8,170,097
Net asset value per unit	$ 13.92	$ 13.70

Statements of Operations and Retained Earnings (Unaudited)

	Three months ended June 30		Six months ended June 30	
	2005	2004	2005	2004
Income				
Distributions from income funds	$ 2,125,533	$ 2,399,589	$ 4,226,716	$ 4,577,042
Interest income	422,815	543,483	851,093	1,091,521
	2,548,348	2,943,072	5,077,809	5,668,563
Expenses				
Management fee (note 5)	249,178	233,597	504,741	479,763
Service fee (note 5)	112,576	105,030	221,937	209,940
General and administrative	51,788	56,680	102,353	110,267
Interest and bank charges (note 7)	210,417	220,052	409,817	437,942
	623,959	615,359	1,238,848	1,237,912
Net investment income	1,924,389	2,327,713	3,838,961	4,430,651
Net realized gain (loss) on sale of investments (note 6)	1,844,400	(94,904)	5,109,884	1,069,497
Net realized loss on loans payable (note 7)	(36,720)	(23,360)	(100,100)	(283,974)
Net change in unrealized gain on investments	1,868,449	(4,122,945)	(2,709,596)	2,927,494
Net change in unrealized gain on loans payable (note 7)	(203,990)	(455,680)	(386,827)	(566,575)
Results of operations	$ 5,396,528	$ (2,369,176)	$ 5,752,322	$ 7,577,093
Retained earnings, beginning of period	$ 33,356,739	$ 25,601,826	$ 35,336,759	$ 18,029,836
Excess of stated value paid on repurchase of units	(41,671)	(94,977)	(348,175)	(207,963)
Distributions to unitholders	(2,019,085)	(2,241,411)	(4,048,395)	(4,502,704)
Retained earnings, end of period	$ 36,692,511	$ 20,896,262	$ 36,692,511	$ 20,896,262
Results of operations per unit[1]	$ 0.67	$ (0.26)	$ 0.71	$ 0.84

[1] Based on the weighted average number of units outstanding for the period (note 3).

The accompanying notes are an integral part of these financial statements.

Statements of Cash Flows (Unaudited)

	Three months ended June 30 2005	Three months ended June 30 2004	Six months ended June 30 2005	Six months ended June 30 2004
Cash flows from operating activities:				
Results of operations	$ 5,396,528	$ (2,369,176)	$ 5,752,322	$ 7,577,093
Adjustments to reconcile net cash provided by (used in) operations:				
Net realized (gain) loss on sale of investments	(1,844,400)	94,904	(5,109,884)	(1,069,497)
Net realized loss on loans payable	36,720	23,360	100,100	283,974
Net change in unrealized gain on investments	(1,868,449)	4,122,945	2,709,596	(2,927,494)
Net change in unrealized loss on loans payable	203,990	455,680	386,827	566,575
Amortization of deferred financing costs	6,242	10,212	12,415	20,424
Decrease in distributions and interest receivable	86,567	176,219	152,872	126,069
Increase in accounts payable and accrued liabilities	(38,314)	(57,931)	(65,248)	(68,437)
Purchase of investments (note 6)	(10,004,073)	(3,089,410)	(14,987,572)	(6,653,639)
Proceeds from sale of investments (note 6)	12,298,972	2,959,130	28,275,537	11,977,616
Cash provided by operating activities	4,273,783	2,325,933	17,226,965	9,832,684
Cash flows from financing activities:				
Increase (decrease) in loans payable	(2,135,860)	(351)	(2,115,848)	1,538,008
Deferred financing costs paid	—	(8,860)	—	(8,860)
Distributions paid to unitholders (note 4)	(2,020,202)	(2,246,752)	(4,873,313)	(4,512,687)
Repurchase of units (note 3)	(167,266)	(695,767)	(1,237,654)	(1,330,812)
Amounts paid for redemption of units (note 3)	—	—	(10,881,785)	(5,435,518)
Cash used in financing activities	(4,323,328)	(2,951,730)	(19,108,600)	(9,749,869)
Net increase (decrease) in cash and short-term investments	(49,545)	(625,797)	(1,881,635)	82,815
Cash and short-term investments, beginning of period	362,363	1,264,911	2,194,453	556,299
Cash and short-term investments, end of period	$ 312,818	$ 639,114	$ 312,818	$ 639,114
Supplemental information:				
Interest paid	$ 202,220	$ 211,751	$ 400,657	$ 420,188

Statements of Changes in Net Assets (Unaudited)

	Three months ended June 30 2005	Three months ended June 30 2004	Six months ended June 30 2005	Six months ended June 30 2004
Net assets, beginning of period	$ 109,169,149	$ 110,151,523	$ 111,913,053	$ 103,101,592
Operations:				
Results of operations	5,396,528	(2,369,176)	5,752,322	7,577,093
Unitholder transactions:				
Distributions to unitholders (note 4)	(2,019,085)	(2,241,411)	(4,048,395)	(4,502,704)
Repurchase of units (note 3)	(167,266)	(695,767)	(1,237,654)	(1,330,812)
	(2,186,351)	(2,937,178)	(5,286,049)	(5,833,516)
Net increase (decrease) in net assets	3,210,177	(5,306,354)	466,273	1,743,577
Net assets, end of period	$ 112,379,326	$ 104,845,169	$ 112,379,326	$ 104,845,169
Distributions per unit	$ 0.25	$ 0.25	$ 0.50	$ 0.50

The accompanying notes are an integral part of these financial statements.

Statement of Investments (Unaudited)

As at June 30, 2005		Cost (USD)	Cost (CDN)	Market Value (USD)	Market Value (CDN)	% of Portfolio
No. of Units	**Business Funds**					
303,126	Davis + Henderson Income Fund		$ 3,196,662		$ 6,341,396	
218,200	BFI Canada Income Fund		2,179,737		5,956,860	
305,000	Energy Savings Income Fund		1,881,340		5,337,500	
235,000	Gateway Casinos Income Fund		2,609,500		4,544,900	
110,000	Superior Plus Income Fund		2,142,200		3,503,500	
205,560	Chemtrade Logistics Income Fund		2,860,891		3,237,570	
90,500	North West Company Fund		1,715,445		3,009,125	
251,887	Westshore Terminals Income Fund		1,567,372		2,987,380	
25,000	Fording Canadian Coal Trust		1,150,248		2,804,500	
130,355	Livingston International Income Fund		1,407,609		2,773,954	
230,000	Altus Group Income Fund		2,300,000		2,748,500	
186,300	TimberWest Forest Corp.		2,486,772		2,744,199	
130,000	Boston Pizza Royalties Income Fund		1,332,840		2,119,000	
135,000	Connors Bros. Income Fund		1,599,438		2,038,500	
146,000	The Keg Royalties Income Fund		1,456,797		1,934,500	
119,000	Cineplex Galaxy Income Fund		1,190,070		1,904,000	
131,700	The Data Group Income Fund		1,320,960		1,494,795	
153,000	SIR Royalty Income Fund		1,520,250		1,369,350	
151,750	Sun Gro Horticulture Income Fund		1,528,302		1,226,140	
108,000	Cargojet Income Fund		1,080,000		1,144,800	
82,000	Student Transportation of America Ltd.		868,404		1,107,000	
66,712	Armtec Infrastructure Income Fund		695,420		987,337	
225,000	Specialty Foods Group Income Fund		2,261,600		918,000	
50,000	Yellow Pages Income Fund		564,000		745,500	
			40,915,857		62,978,306	48.4%
No. of Units	**Oil and Gas Funds**					
276,385	ARC Energy Trust		3,610,123		5,511,117	
32,417	Canadian Oil Sands Trust		1,393,641		2,920,772	
125,100	Shiningbank Energy Income Fund		1,913,795		2,695,905	
101,780	Focus Energy Trust		1,226,449		2,198,448	
53,000	Bonavista Energy Trust		1,068,320		1,645,120	
215,000	Viking Energy Royalty Trust		1,551,333		1,522,200	
30,930	Enerplus Resources Fund		846,129		1,447,524	
65,400	Advantage Energy Income Fund		687,104		1,109,184	
			12,296,894		19,050,270	14.7%
No. of Units	**Real Estate Investment Trusts**					
283,400	RioCan REIT		3,515,154		5,668,000	
182,500	Northern Property REIT		2,017,703		3,465,675	
147,400	Summit REIT		2,232,334		3,023,174	
178,000	O&Y REIT		1,945,541		2,670,000	
97,225	H&R REIT		1,360,921		1,897,832	
647,000	Huntingdon REIT		1,779,250		1,779,250	
125,000	Primaris Retail REIT		1,270,893		1,768,750	
125,000	InnVest REIT		1,243,800		1,512,500	
50,000	Chartwell Seniors Housing REIT		570,255		718,000	
57,700	Canadian Hotel Income Properties REIT		527,701		656,626	
			16,463,552		23,159,807	17.8%
No. of Units	**Power and Pipeline Funds**					
120,000	Northland Power Income Fund		1,352,900		1,759,200	
115,000	Pembina Pipeline Income Fund		1,317,204		1,598,500	
131,000	Algonquin Power Income Fund		1,266,082		1,355,850	
			3,936,186		4,713,550	3.6%

The accompanying notes are an integral part of these financial statements.

Statement of Investments (Unaudited) Cont'd

As at June 30, 2005			Cost (USD)	Cost (CDN)	Market Value (USD)	Market Value (CDN)	% of Portfolio
Par Value ($)		Fixed Income Investments					
CDN	950,000	Rogers Wireless Communications Inc. *7.625%, due December 15, 2011*	$ —	$ 978,500	$ —	$ 1,023,625	
US	750,000	United Rentals Inc. *6.5%, due February 15, 2012*	711,585	897,027	741,563	908,266	
US	600,000	Western Financial Bank *9.625%, due May 15, 2012*	597,108	937,937	657,000	804,693	
US	600,000	Charter Communications Holdings, LLC *10.25%, due September 15, 2010*	618,180	777,301	609,750	746,822	
US	535,000	Brand Services Inc. *12%, due October 15, 2012*	616,646	821,760	575,125	704,413	
US	600,000	Calpine Corp. *7.625%, due April 15, 2006*	589,230	726,107	565,500	692,624	
US	500,000	Mobile Mini Inc. *9.5%, due July 1, 2013*	543,270	684,847	555,625	680,529	
US	500,000	CP Ships Limited *10.375%, due July 15, 2012*	571,235	768,932	552,500	676,702	
CDN	550,000	Avenor Inc. *10.85%, due November 30, 2014*	—	618,647	—	640,750	
US	500,000	Ball Corporation *7.75%, due August 1, 2006*	522,200	644,159	520,000	636,896	
US	500,000	MGM Mirage Inc. *6.75%, due February 1, 2008*	538,205	709,893	518,750	635,365	
US	460,000	Rite Aid Corporation *8.125%, due May 1, 2010*	493,304	603,360	476,100	583,127	
CDN	355,000	BC Telecom Inc. *11.9%, due November 22, 2015*	—	542,617	—	567,450	
US	400,000	Park Place Entertainment Corporation *8.125%, due May 15, 2011*	404,000	644,097	462,000	565,858	
US	500,000	Intelsat Ltd. *7.625%, due April 15, 2012*	457,860	564,773	442,500	541,974	
US	400,000	United Surgical Partners Holdings, Inc. *10%, due December 15, 2011*	401,375	640,464	442,000	541,362	
US	400,000	Nextel Communications Inc. *6.875%, due October 31, 2013*	421,648	518,797	429,500	526,052	
US	425,000	Healthsouth Corporation *7.625%, due June 1, 2012*	406,041	510,447	414,375	507,526	
US	375,000	CITGO Petroleum Corporation *7.875%, due May 15, 2006*	379,091	535,351	386,250	473,079	
US	335,000	Allied Waste North America *9.25%, due September 1, 2012*	359,864	451,737	363,475	445,184	
US	300,000	Western Oil Sands Inc. *8.375%, due May 1, 2012*	300,750	470,102	343,125	420,259	
US	300,000	Ingram Micro Inc. *9.875%, due August 15, 2008*	321,915	469,766	317,250	388,568	
US	300,000	Thornburg Mortgage *8%, due May 15, 2013*	320,310	387,089	309,000	378,463	
US	300,000	Iron Mountain Inc. *7.75%, due January 15, 2015*	312,000	454,678	303,000	371,114	
US	250,000	Georgia Pacific Corp. *8.125%, due May 15, 2011*	225,238	349,167	283,125	346,771	
US	250,000	Foot Locker Inc. *8.5%, due January 15, 2022*	260,000	360,360	275,625	337,585	
US	300,000	Tembec Industries Inc. *8.5%, due February 1, 2011*	307,500	472,043	233,250	285,685	
US	200,000	Teekay Shipping Corporation *8.875%, due July 15, 2011*	221,242	300,799	229,250	280,785	
CDN	250,000	Shaw Communications Inc. *7.5%, due November 20, 2013*	—	250,000	—	275,343	
US	215,000	MCI Inc. *6.6885%, due May 1, 2009*	225,045	279,820	224,406	274,853	
CDN	250,000	Dundee Bancorp Inc. *6.7%, due September 24, 2007*	—	249,375	—	257,755	
US	174,000	Columbia/HCA Healthcare Corporation *9%, due December 15, 2014*	204,366	275,568	209,369	256,435	
US	200,000	Dollar Financial Group *9.75%, due November 15, 2011*	214,326	276,583	207,250	253,840	
US	185,000	Mueller Industries *6%, due November 1, 2014*	184,959	226,186	184,075	225,455	
US	167,000	IPC Acquisition Corp. *11.5%, due December 15, 2009*	167,678	266,117	182,030	222,950	
CDN	200,000	Intrawest Corporation *6.875%, due October 15, 2009*	—	200,000	—	206,698	
US	170,000	United Rentals Inc. *7.75%, due November 15, 2013*	169,198	210,414	167,875	205,613	
US	150,000	Iron Mountain Inc. *8.625%, due April 1, 2013*	162,191	244,910	156,000	191,069	
US	150,000	Refco Group, Ltd. *9%, due August 1, 2012*	162,681	201,073	156,000	191,069	
US	125,000	Cogentrix Energy Inc. *8.75%, due October 15, 2008*	126,570	165,090	141,280	173,039	
CDN	230,000	Calpine Canada Energy Finance ULC *8.75%, due October 15, 2007*	—	182,562	—	163,300	
US	120,000	Chemed Corporation *8.75%, due February 24, 2011*	128,777	160,395	130,500	159,836	
US	125,000	ArvinMeritor Inc. *6.8%, due February 15, 2009*	115,764	145,584	124,375	152,334	
US	106,000	Columbia/HCA Healthcare Corporation *8.36%, due April 15, 2024*	128,018	169,204	119,075	145,843	
US	100,000	AES Corporation *8.75%, due June 15, 2008*	108,005	137,836	108,250	132,585	
US	100,000	Royal Caribbean Cruises *6.875%, due December 1, 2013*	101,193	133,119	107,000	131,054	
CDN	130,000	Hudson's Bay Company *7.5%, due June 15, 2007*	—	130,000	—	130,650	
US	100,000	Mueller Group *10%, due May 1, 2012*	108,500	133,368	105,500	129,216	
US	100,000	Century Aluminum Co. *7.5%, due August 15, 2014*	100,000	133,450	99,250	121,561	
US	75,000	Starwood Hotels & Resorts Worldwide Inc. *7.875%, due May 1, 2012*	82,208	100,515	84,938	104,031	
US	80,000	Unisys Corporation *6.875%, due March 15, 2010*	82,624	111,923	79,000	96,759	
US	67,000	Resolution Performance Products LLC *8%, due December 15, 2009*	69,371	87,866	70,015	85,754	
US	33,000	Resolution Performance Products LLC *9.5%, due April 15, 2010*	33,184	43,305	34,155	41,833	
US	63,422	Finova Group Inc. *7.5%, due November 15, 2009*	7,677	9,445	28,540	34,956	
US	17,000	NDCHealth Corp. *10.5%, due December 1, 2012*	18,389	22,560	18,148	22,227	
US	12,000	AT & T Corp *7.3%, due November 15, 2011*	13,731	16,712	13,890	17,013	
			13,614,252	21,403,737	13,756,559	20,114,598	15.5%
		Total	$ 13,614,252	$ 95,016,226	$ 13,756,559	$ 130,016,531	100.0%

The accompanying notes are an integral part of these financial statements.

Notes to the Financial Statements (Unaudited)

June 30, 2005

1. OPERATIONS

Brompton VIP Income Trust (the "Fund") is a closed-end investment trust created under the laws of the Province of Ontario on October 25, 2001, pursuant to an amended and restated declaration of trust. Computershare Trust Company of Canada is the Trustee and Brompton VIP Management Limited (the "Manager") is responsible for managing the affairs of the Fund. MFC Global Investment Management, a subsidiary of Manulife Financial Corp. manages the Fund's portfolio. The Fund commenced operations on February 19, 2002.

2. SIGNIFICANT ACCOUNTING POLICIES

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles and should be read in conjunction with the most recent audited financial statements at December 31, 2004. The significant accounting policies used for preparing these unaudited interim financial statements are consistent with those used in preparing the audited annual financial statements.

Certain comparative figures have been reclassified to conform to the current period's presentation of unitholders' capital and retained earnings.

3. UNITS OF THE FUND

The Fund is authorized to issue an unlimited number of transferable, redeemable units of beneficial interest, each of which represents an equal, undivided interest in the net assets of the Fund. Each unit entitles the holder to one vote and to participate equally with respect to any and all distributions made by the Fund. Units may be surrendered for redemption at any time during December of any year, but at least five business days prior to December 31. Redemption of surrendered units will be effected at net asset value on December 31 of each year and will be settled on or before the twentieth business day following such effective date.

The Fund received approval from the Toronto Stock Exchange to undertake a normal course issuer bid program from November 8, 2004 to November 7, 2005. Pursuant to the issuer bid, the Fund may purchase up to 883,000 units for cancellation. The Fund may only repurchase units when the net asset value per unit exceeds its trading price. During the three and six months ended June 30, 2005, 13,400 units (2004 – 64,100) and 94,900 units (2004 – 75,900), respectively, were purchased for cancellation.

The weighted average number of units outstanding for the six months ended June 30, 2005 was 8,105,442 (2004 – 9,016,321).

4. DISTRIBUTIONS PAYABLE TO UNITHOLDERS

Distributions, as declared by the Manager, are made on a monthly basis to unitholders of record on the last business day of each month. The distributions are payable by the tenth business day of the following month. For the three and six months ended June 30, 2005, the Fund declared total distributions of $0.25 (2004 – $0.25) and $0.50 (2004 – $0.50) per unit, respectively. Under the Fund's distribution reinvestment plan, unitholders may elect to reinvest monthly distributions in additional units of the Fund, which may be issued from treasury or purchased on the open market. For the three and six months ended June 30, 2005, no units (2004 – nil) were issued by the Fund.

5. MANAGEMENT AND SERVICE FEES

Pursuant to a management agreement, the Manager provides management and administrative services to the Fund, for which it is paid a management fee equal to 0.85% per annum of the net asset value of the Fund plus applicable taxes. The Manager is responsible for paying fees to MFC Global Investment Management, the portfolio manager for the Fund. The Fund also pays to the Manager a service fee equal to 0.40% per annum of the net asset value of the Fund. The service fee is in turn paid by the Manager to investment dealers based on the proportionate number of units held by clients of each dealer at the end of each calendar quarter.

6. INVESTMENT TRANSACTIONS

Investment transactions for the three and six months ended June 30 were as follows:

	Three months ended June 30		Six months ended June 30	
	2005	2004	2005	2004
Proceeds from sale of investments	$ 13,224,422	$ 2,959,130	$ 29,729,064	$ 11,977,616
Less cost of investments sold:				
Investments at cost, beginning of period	96,253,725	105,645,745	104,509,384	109,858,621
Investments purchased during the period	10,142,523	3,012,430	15,126,022	6,653,639
Investments at cost, end of period	(95,016,226)	(105,604,141)	(95,016,226)	(105,604,141)
Cost of investments sold during the period	11,380,022	3,054,034	24,619,180	10,908,119
Net realized gain (loss) on sale of investments	$ 1,844,400	$ (94,904)	$ 5,109,884	$ 1,069,497

7. LOANS PAYABLE

Pursuant to an agreement with a Canadian chartered bank, the Fund maintains a 364-day renewable revolving credit facility and a term credit facility. The revolving credit facility provides for maximum borrowings of $7.0 million with borrowings in Canadian currency at either the prime rate of interest or the bankers' acceptance rate plus a fixed percentage or in US currency at the LIBOR rate plus a fixed percentage. At June 30, 2005, the Fund had borrowings on a bankers' acceptance basis in the amount of $2.6 million and a US dollar loan in the amount of $1.0 million (US$0.8 million) outstanding under this facility. On May 29, 2003, the Fund borrowed US$13.0 million under the term credit facility at a fixed rate of interest of 3.89% for a five-year period ending May 28, 2008, which represents $16.0 million at June 30, 2005. During the three and six months ended June 30, 2005, the Fund realized a foreign exchange loss in the amount of $36,720 (2004 – $23,360) and $100,100 (2004 – $283,974), respectively, on the repayment of borrowings in US dollars under the revolving term credit facility. At June 30, 2005, borrowings in US dollars had an unrealized foreign exchange gain of $1,907,412 (2004 – $533,848). The credit facilities are secured by a first-ranking and exclusive charge on all of the Fund's assets.

Costs incurred to establish the credit facilities and renewal fees are deferred and amortized over the term of the facilities. For the three and six months ended June 30, 2005, the Fund has recorded amortization of these costs in the amounts of $6,242 (2004 – $10,212) and $12,415 (2004 – $20,424), respectively.

The credit facilities are used by the Fund for the purchase of additional investments and for general Fund purposes.

The Fund

Brompton MVP Income Fund is a closed-end investment trust that is listed on the Toronto Stock Exchange under the symbol MVP.UN. The Fund utilizes an active asset and sector allocation strategy to invest in a diversified portfolio of income trusts and high-yield debt across a broad range of industries and geographic areas. Its investment focus is on business funds with smaller weightings in real estate investment trusts, oil and gas funds, power and pipeline funds, high-yield debt and special situations. The Fund is actively managed by MFC Global Investment Management, a subsidiary of Manulife Financial Corp. The Fund is RRSP, DPSP, RRIF and RESP eligible.

Management's Discussion and Analysis

The following information provides an analysis of the operations and financial position of the Fund and it should be read in conjunction with the financial statements and accompanying notes.

Distributions

During the three months ended June 30, 2005, the Fund distributed $0.25 per unit. Since inception, the Fund has paid regular monthly distributions at or exceeding its original objectives and is currently paying $0.08333 per unit which equates to a per annum rate of $1.00 per unit. Based on current levels of distributions received from the underlying portfolio, we expect the Fund will maintain its monthly distributions at this level.

Since inception, the Fund has also experienced significant capital appreciation in its investments. As a result of some of these gains being realized in 2004, none of the distributions made by the Fund were classified as return of capital. Based on information available at the time of writing, including capital gains of $8.4 million realized by the Fund through the end of July 2005, it is expected that distributions made by the Fund will not include a return of capital.

The Fund has a distribution reinvestment plan which allows participating unitholders to automatically reinvest monthly distributions in additional units of the Fund. For the three months ended June 30, 2005, 3,170 units were acquired in the market at an average price of $14.35.

Investment Portfolio

As of June 30, 2005, the Fund's investments included a total of 39 income funds and 53 fixed income investments, which provide diversification by issuer, industry, and asset class. The breakdown of the portfolio is shown in the accompanying pie chart, and a detailed listing of the Fund's security holdings is provided in the financial statements.

Despite volatility in the income trust market during the first half of 2005, the S&P/TSX Capped Income Trust Index, excluding distributions from underlying income trusts, increased by 8.0% over this period. In 2005, oil and gas trusts and real estate investment trusts demonstrated strong performance (the S&P/TSX Capped Energy Trust Index and S&P/TSX REIT Index have increased by 12.7% and 6.0%, respectively) while business trusts have declined on average.

In the second quarter, the Fund recorded net gains (realized and unrealized) of $2.4 million as detailed in the table below. The Fund's portfolio has cumulative unrealized gains of $22 million from the inception of the Fund to June 30, 2005, as reported in the Statement of Investments.

The Fund's fixed income securities are high-yield debt and are mostly denominated in US dollars. In order to hedge this foreign exchange exposure, an amount approximately equal to these US dollar denominated assets has been borrowed under the Fund's credit facilities in US dollars. As a result, gains or losses on the US dollar foreign exchange hedging are included with the gains or losses on the fixed income securities to show the net gain from this investment activity.


55%
11%
1%
14%
19%

Net Realized and Unrealized Gains (Losses) by Sector (millions)	First Quarter 2005	Second Quarter 2005	Year-to-Date 2005
Business funds	$ (1.0)	$ 0.9	$ (0.1)
Oil and gas funds	0.3	0.6	0.9
Power and pipeline funds	(0.2)	0.2	—
Real estate investment trusts	0.2	0.9	1.1
Equity investments	0.1	—	0.1
Fixed income investments and foreign exchange	(0.3)	(0.2)	(0.5)
Total	$ (0.9)	$ 2.4	$ 1.5

Net Asset Value

During the quarter ended June 30, 2005, the net asset value of the Fund increased by $0.48 per unit or 3.3% to $15.05 per unit. To remind the reader, this net asset value is up from $9.40 since the inception of the Fund in July 2002 after making $2.77 million in total distributions through to the end of the second quarter 2005. For the year-to-date, the net asset value per unit of the Fund has increased by $0.31 per unit or 2.1%, broken down as follows:

	First Quarter 2005	Second Quarter 2005	Year-to-Date 2005	Since Inception
Net investment income	$ 0.23	$ 0.26	$ 0.49	$ 2.74
Net realized gain on investments	0.17	0.22	0.39	1.87
Net realized gain on loans	—	0.26	0.26	0.26
Net change in unrealized gain on investments	(0.31)	0.28	(0.03)	3.21
Net change in unrealized gain on loans payable	(0.03)	(0.30)	(0.33)	(0.02)
Results of operations	0.06	0.72	0.78	8.06
Capital transactions	0.01	0.01	0.02	0.36
Less: distributions	(0.24)	(0.25)	(0.49)	(2.77)
Increase (decrease) in net asset value	$ (0.17)	$ 0.48	$ 0.31	$ 5.65

Liquidity and Capital Resources

As of June 30, 2005, the Fund had total borrowings of $14.1 million under its credit facility, which represented 15.3% of total assets. These borrowings were comprised of US$11.5 million in floating rate borrowings based on LIBOR. In July 2005, following the annual redemption, the Fund fixed the interest rate on US$8.0 million of its US dollar borrowings until July 2010 at 4.86%. The borrowings have been used principally to invest in additional portfolio investments to increase the distributions paid by the Fund.

To provide liquidity, units of the Fund are listed on the TSX under the symbol MVP.UN. The Fund's normal course issuer bid allows it to purchase its units on the TSX when they trade below net asset value. In such situations, purchases under the issuer bid are accretive to the net asset value of the Fund. No units were purchased during the quarter.

Unitholders may also redeem units of the Fund on June 30 of each year at the then current net asset value. When determining the net asset value for redemption purposes, the securities in the portfolio that are listed or traded on a stock exchange are valued by taking the weighted average trading price of the securities for the last three days of the month in which the redemption occurs. On June 30, 2005, a total of 1,148,494 units were redeemed for total proceeds of $17.3 million ($15.0696 per unit).

Management Expense Ratio

The Fund has a low management fee for an actively managed fund of 0.85% of net asset value per annum. When this fee is combined with the 0.4% service fee that is paid to investment dealers and the general and administrative expenses of the Fund, the management expense ratio for the quarter was 1.56% based on net assets and 1.29% based on total assets.

Outlook

The Fund's two principal objectives are to maintain a high level of monthly distributions and to maintain net asset value per unit. The Fund has exceeded these objectives since its inception, particularly with respect to the substantial cumulative gains in net asset value it has achieved. We continue to believe in the long-term fundamentals of the sectors in which the Fund invests and in the total return they will provide, although values of the underlying investments may fluctuate over time.

Respectfully submitted on behalf of the Board,

Raymond R. Pether
President and Chief Executive Officer
Brompton MVP Management Limited
August 10, 2005

Mark A. Caranci
Chief Financial Officer
Brompton MVP Management Limited

This quarterly report contains forward-looking information which involves known and unknown risks, uncertainties and other factors which may cause actual results to be materially different than the results expressed or implied by such forward-looking information. In evaluating the forward-looking information contained herein, readers should consider various factors, including those described in the Fund's prospectus and other documents filed with regulatory authorities. The Fund is not obligated to update or revise the forward-looking information contained herein to reflect new events or circumstances.

Portfolio Manager's Report

Canadian Equities – Income Trusts

During the second quarter, the Fund added Altus Group Income Fund to the portfolio and the Fund took profits in Osprey Media Fund. The Fund continues to be heavily focused on the business trust category of the market with about 52% of the Fund in that category. The remaining components of the Fund include oil and gas at 11%, REITs at 13%, US high-yield debts at 18%, energy infrastructure at 2% and cash at about 4%.

High-Yield Review

The Merrill Lynch Master II Index, the broadest and most reliable index for the high-yield bond market, generated a return of +2.62% in the second quarter. While the risk premium for high-yield bonds actually widened 33 basis points relative to US Treasuries during the quarter, the 58 basis points decline in the yield of the ten-year US Treasury bond propelled the asset class to positive territory. Market returns for BB bonds (+3.84%) were superior to B-rated bonds (+2.33%) which was positive for Fund performance, although the same cannot be said for our shorter duration stance. Portfolio activity during the quarter primarily included relative-value swaps and position reductions with the aim of mitigating volatility heading into earnings season. This had the effect of increasing Fund exposure to the service and lodging sectors at the expense of utilities and paper and forest products. One new addition to the Fund was the 6.8% 2009 bonds of ArvinMeritor, an automotive components manufacturer. We opportunistically bought bonds when they were caught in the downdraft that accompanied the ratings downgrades of GM and Ford. At quarter end, the yield-to-worst of the bond component was 9.38% on a book value basis or 7.34% on a market value basis. The portfolio market yield widened 27 basis points over the course of the quarter.

MFC Global
Investment Management

Investment Highlights

	June 30, 2005	March 31, 2005	Dec. 31, 2004	Sept. 30, 2004	June 30, 2004
Net asset value per unit	$ 15.05	$ 14.57	$ 14.74	$ 13.12	$ 12.33
Quarterly distributions per unit	$ 0.25	$ 0.23751	$ 0.33751	$ 0.23751	$ 0.23751
Market price per unit	$ 14.24	$ 13.49	$ 14.05	$ 12.45	$ 11.95
Total assets (millions)	$ 92	$ 92	$ 92	$ 84	$ 102

Statements of Net Assets (Unaudited)

	June 30, 2005	Dec. 31, 2004
Assets		
Investments, at market value (cost 2005 – $64,586,867; 2004 – $64,892,885)	$ 87,070,564	$ 87,553,683
Cash and short-term investments	2,233,816	3,981,119
Distributions and interest receivable	782,511	846,786
Amounts receivable for investments sold	1,702,287	—
Deferred financing costs (note 7)	—	12,993
Total assets	91,789,178	92,394,581
Liabilities		
Accounts payable and accrued liabilities	248,419	258,380
Distributions payable to unitholders (note 4)	331,291	923,003
Redemptions payable (note 3)	17,307,345	—
Loans payable (note 7)	14,085,197	15,277,977
Total liabilities	31,972,252	16,459,360
Unitholders' equity		
Unitholders' capital	37,409,608	48,474,418
Retained earnings	22,407,318	27,460,803
Net assets representing unitholders' equity	$ 59,816,926	$ 75,935,221
Units outstanding (note 3)	3,975,652	5,151,546
Net asset value per unit	$ 15.05	$ 14.74

Statements of Operations and Retained Earnings (Unaudited)

	Three months ended June 30 2005	Three months ended June 30 2004	Six months ended June 30 2005	Six months ended June 30 2004
Income				
Distributions from income funds	$ 1,342,899	$ 1,697,503	$ 2,584,664	$ 3,192,475
Interest income	374,526	438,224	743,016	864,737
	1,717,425	2,135,727	3,327,680	4,057,212
Expenses				
Management fee (note 5)	170,815	186,166	344,817	375,124
Service fee (note 5)	77,259	83,878	152,038	170,555
General and administrative	44,271	53,818	87,467	105,025
Interest and bank charges (note 7)	125,166	132,505	244,580	272,178
	417,511	456,367	828,902	922,882
Net investment income	1,299,914	1,679,360	2,498,778	3,134,330
Net realized gain on sale of investments (note 6)	1,141,698	5,109,739	1,992,120	5,851,829
Net realized gain (loss) on loans payable (note 7)	1,374,447	(106,330)	1,372,217	(126,030)
Net change in unrealized gain on investments	1,413,924	(7,403,480)	(177,101)	(1,638,281)
Net change in unrealized gain on loans payable (note 7)	(1,568,314)	(280,460)	(1,697,416)	(529,182)
Results of operations	$ 3,661,669	$ (1,001,171)	$ 3,988,598	$ 6,692,666
Retained earnings, beginning of period	$ 26,431,291	$ 22,494,356	$ 27,460,803	$ 16,458,964
Excess of stated value paid on redemptions and repurchase of units	(6,500,361)	(4,940,704)	(6,636,196)	(4,982,171)
Distributions to unitholders	(1,185,281)	(1,482,612)	(2,405,887)	(3,099,590)
Retained earnings, end of period	$ 22,407,318	$ 15,069,869	$ 22,407,318	$ 15,069,869
Results of operations per unit[(1)]	$ 0.72	$ (0.14)	$ 0.78	$ 0.99

[(1)] Based on the weighted average number of units outstanding for the period (note 3).

The accompanying notes are an integral part of these financial statements.

Statements of Cash Flows (Unaudited)

	Three months ended June 30 2005	Three months ended June 30 2004	Six months ended June 30 2005	Six months ended June 30 2004
Cash flows from operating activities:				
Results of operations	$ 3,661,669	$ (1,001,171)	$ 3,988,598	$ 6,692,666
Adjustments to reconcile net cash provided by (used in) operations:				
Net realized gain on sale of investments	(1,141,698)	(5,109,739)	(1,992,120)	(5,851,829)
Net realized (gain) loss on loans payable	(1,374,447)	106,330	(1,372,217)	126,030
Net change in unrealized gain on investments	(1,413,924)	7,403,480	177,101	1,638,281
Net change in unrealized gain on loans payable	1,568,314	280,460	1,697,416	529,182
Amortization of deferred financing costs	5,819	5,786	12,993	13,483
Decrease in distributions and interest receivable	35,640	100,209	64,275	117,227
Increase in accounts payable and accrued liabilities	(13,456)	(28,111)	(9,961)	(22,401)
Purchase of investments (note 6)	(8,482,823)	(3,816,659)	(11,472,124)	(9,818,539)
Proceeds from sale of investments (note 6)	9,340,313	6,353,317	12,067,975	13,160,777
Cash provided by operating activities	2,185,407	4,293,902	3,161,936	6,584,877
Cash flows from financing activities:				
Decrease in loans payable	(1,568,465)	(2,079,948)	(1,517,979)	(2,025,866)
Deferred financing costs paid	—	(7,640)	—	(7,640)
Distributions paid to unitholders (note 4)	(1,259,669)	(1,613,314)	(2,997,599)	(3,231,899)
Proceeds from distribution reinvestment plan (note 4)	—	30,738	—	30,738
Repurchase of units (note 3)	—	(340,956)	(393,661)	(573,420)
Cash used in financing activities	(2,828,134)	(4,011,120)	(4,909,239)	(5,808,087)
Net increase (decrease) in cash and short-term investments	(642,727)	282,782	(1,747,303)	776,790
Cash and short-term investments, beginning of period	2,876,543	1,527,022	3,981,119	1,033,014
Cash and short-term investments, end of period	$ 2,233,816	$ 1,809,804	$ 2,233,816	$ 1,809,804
Supplemental information:				
Interest paid	$ 117,859	$ 124,689	$ 226,780	$ 253,027

Statements of Changes in Net Assets (Unaudited)

	Three months ended June 30 2005	Three months ended June 30 2004	Six months ended June 30 2005	Six months ended June 30 2004
Net assets, beginning of period	$ 74,647,883	$ 86,524,807	$ 75,935,221	$ 80,680,412
Operations:				
Results of operations	3,661,669	(1,001,171)	3,988,598	6,692,666
Unitholder transactions:				
Distributions to unitholders (note 4)	(1,185,281)	(1,482,612)	(2,405,887)	(3,099,590)
Proceeds from distribution reinvestment plan (note 4)	—	30,738	—	30,738
Repurchase of units (note 3)	—	(340,956)	(393,661)	(573,420)
Redemption of units (note 3)	(17,307,345)	(20,158,283)	(17,307,345)	(20,158,283)
	(18,492,626)	(21,951,113)	(20,106,893)	(23,800,555)
Net decrease in net assets	(14,830,957)	(22,952,284)	(16,118,295)	(17,107,889)
Net assets, end of period	$ 59,816,926	$ 63,572,523	$ 59,816,926	$ 63,572,523
Distributions per unit	$ 0.25	$ 0.23751	$ 0.48750	$ 0.47502

The accompanying notes are an integral part of these financial statements.

Statement of Investments (Unaudited)

As at June 30, 2005

		Cost (USD)	Cost (CDN)	Market Value (USD)	Market Value (CDN)	% of Portfolio
No. of Units	Business Funds					
263,140	Davis + Henderson Income Fund		$ 3,010,238		$ 5,504,889	
159,900	BFI Canada Income Fund		1,771,403		4,365,270	
200,000	Gateway Casinos Income Fund		2,011,408		3,868,000	
212,000	Energy Savings Income Fund		1,444,294		3,710,000	
218,400	Boston Pizza Royalties Income Fund		2,235,275		3,559,920	
200,000	Cineplex Galaxy Income Fund		2,058,000		3,200,000	
147,542	Yellow Pages Income Fund		1,585,620		2,199,851	
17,100	Fording Canadian Coal Trust		784,782		1,918,278	
157,000	Altus Group Income Fund		1,570,000		1,876,150	
53,300	North West Company Fund		1,031,598		1,772,225	
132,100	The Keg Royalties Income Fund		1,289,600		1,750,325	
110,000	TimberWest Forest Corp.		1,416,344		1,620,300	
73,500	Livingston International Income Fund		922,525		1,564,080	
98,000	Chemtrade Logistics Income Fund		1,389,549		1,543,500	
47,500	Superior Plus Income Fund		910,611		1,512,875	
90,400	Connors Bros. Income Fund		1,178,144		1,365,040	
94,500	The Data Group Income Fund		950,940		1,072,575	
116,922	Sun Gro Horticulture Income Fund		1,240,163		944,730	
105,000	SIR Royalty Income Fund		1,039,900		939,750	
74,000	Cargojet Income Fund		740,000		784,400	
55,000	Student Transportation of America Ltd.		591,240		742,500	
47,200	Spinrite Income Fund		519,437		587,168	
24,700	Sleep Country Canada Income Fund		247,519		493,753	
44,160	Second Cup Royalty Income Fund		449,900		483,994	
24,000	IBI Income Fund		246,896		255,120	
			30,635,386		47,634,693	54.7%
No. of Units	Real Estate Investment Trusts					
185,000	RioCan REIT		2,277,009		3,700,000	
121,500	Northern Property REIT		1,490,530		2,307,285	
81,900	Summit REIT		1,281,394		1,679,769	
445,000	Huntingdon REIT		1,223,750		1,223,750	
77,500	Sunrise Senior Living REIT		831,250		973,400	
79,000	InnVest REIT		778,259		955,900	
50,000	Chartwell Seniors Housing REIT		570,255		718,000	
40,000	Canadian Apartment Properties REIT		544,600		593,200	
			8,997,047		12,151,304	14.0%
No. of Units	Oil and Gas Funds					
202,413	ARC Energy Trust		2,641,354		4,036,115	
111,250	Shiningbank Energy Income Fund		1,760,361		2,397,437	
17,600	Canadian Oil Sands Trust		667,944		1,585,760	
71,560	Focus Energy Trust		942,715		1,545,696	
10,000	Bonavista Energy Trust		303,400		310,400	
			6,315,774		9,875,408	11.3%
No. of Units	Power and Pipeline Funds					
85,000	Algonquin Power Income Fund		829,999		879,750	1.0%

The accompanying notes are an integral part of these financial statements.

Statement of Investments (Unaudited) Cont'd

As at June 30, 2005			Cost (USD)	Cost (CDN)	Market Value (USD)	Market Value (CDN)	% of Portfolio
Par Value ($)		Fixed Income Investments					
US	695,000	Charter Communications Holdings 10.25%, *due September 15, 2010*	$ 713,584	$ 904,942	$ 706,294	$ 865,068	
CDN	470,000	BC Telecom Inc. *11.9%, due November 22, 2015*	—	718,395	—	751,272	
US	535,000	Brand Services Inc. *12%, due October 15, 2012*	618,310	821,760	575,125	704,413	
US	500,000	CP Ships Limited *10.375%, due July 15, 2012*	537,345	822,335	552,500	676,702	
CDN	550,000	Avenor Inc. *10.85%, due November 30, 2014*	—	619,336	—	640,750	
US	500,000	Ball Corporation *7.75%, due August 1, 2006*	516,875	628,057	520,000	636,896	
US	445,000	Western Financial Bank *9.625%, due May 15, 2012*	429,323	676,011	487,275	596,814	
US	460,000	Rite Aid Corporation *8.125%, due May 1, 2010*	493,304	603,360	476,100	583,127	
US	400,000	United Surgical Partners Holdings, Inc. *10%, due December 15, 2011*	414,000	656,107	442,000	541,362	
US	450,000	Healthsouth Corporation *7.625%, due June 1, 2012*	428,400	540,329	438,750	537,381	
US	400,000	Nextel Communication Inc. *6.875%, due October 31, 2013*	421,648	518,797	429,500	526,051	
US	350,000	Lyondell Chemical Company *11.125%, due July 15, 2012*	344,796	524,386	399,000	488,695	
US	375,000	CITGO Petroleum Corporation *7.875%, due May 15, 2006*	379,091	535,351	386,250	473,079	
US	336,000	Allied Waste Industries, Inc. *9.25%, due September 1, 2012*	360,938	453,085	364,560	446,513	
US	350,000	Calpine Corporation *8.25%, due August 15, 2005*	341,250	454,920	349,563	428,144	
US	300,000	Georgia Pacific Corp. *8.125%, due May 15, 2011*	286,296	447,583	339,750	416,126	
US	300,000	Ingram Micro Inc. *9.875%, due August 15, 2008*	321,054	468,593	317,250	388,568	
US	400,000	Calpine Corporation *8.75%, due July 15, 2013*	371,000	493,727	298,000	364,990	
US	250,000	Western Oil Sands Inc. *8.375%, due May 1, 2012*	251,088	390,593	285,938	350,216	
US	250,000	Owens Brockway Glass Container Inc. *8.75%, due November 15, 2012*	262,558	377,707	276,875	339,116	
US	250,000	Thornburg Mortgage *8%, due May 15, 2013*	267,083	322,929	257,500	315,386	
US	250,000	Iron Mountain Inc. *7.75%, due January 15, 2015*	260,000	378,898	252,500	309,262	
US	225,000	Foot Locker Inc. *8.5%, due January 15, 2022*	220,734	327,192	248,063	303,827	
US	202,000	Columbia/HCA Healthcare Corporation *9%, due December 15, 2014*	239,435	322,854	243,061	297,701	
US	300,000	Tembec Industries Inc. *8.5%, due February 1, 2011*	303,000	476,831	233,250	285,685	
US	200,000	Teekay Shipping Corporation *8.875%, due July 15, 2011*	221,242	300,799	229,250	280,785	
CDN	250,000	Shaw Communications Inc. *7.5%, due November 20, 2013*	—	250,000	—	275,343	
CDN	250,000	Dundee Bancorp Inc. *6.7%, due September 24, 2007*	—	249,375	—	257,755	
US	200,000	Dollar Financial Group *9.75%, due November 15, 2011*	214,326	276,583	207,250	253,840	
US	200,000	General Motors Nova Scotia Finance Co. *6.85%, due October 15, 2008*	202,292	250,944	188,658	231,067	
CDN	200,000	Intrawest Corporation *6.875%, due October 15, 2009*	—	200,000	—	206,698	
US	165,000	Mueller Industries *6%, due November 1, 2014*	164,964	201,734	164,175	201,082	
US	160,000	United Rentals Inc. *7.75%, due November 15, 2013*	159,245	198,037	158,000	193,518	
US	150,000	Refco Group, Ltd. *9%, due August 1, 2012*	162,681	201,073	156,000	191,069	
US	125,000	Cogentrix Energy Inc. *8.75%, due October 15, 2008*	126,573	165,090	141,280	173,039	
US	124,000	Columbia/HCA Healthcare Corporation *8.36%, due April 15, 2024*	137,969	201,062	139,295	170,609	
CDN	155,000	Rogers Wireless Inc. *7.625%, due December 15, 2011*	—	159,650	—	167,013	
US	120,000	Chemed Corporation *8.75%, due February 24, 2011*	128,777	160,395	130,500	159,836	
US	125,000	ArvinMeritor Inc. *6.8%, due February 15, 2009*	115,764	145,584	124,375	152,334	
US	125,000	United Rentals Inc. *6.5%, due February 15, 2012*	118,598	149,504	123,594	151,378	
US	107,000	IPC Acquisition Corp. *11.5%, due December 15, 2009*	92,555	147,616	116,630	142,848	
US	100,000	Royal Caribbean Cruises *6.875%, due December 1, 2013*	101,193	133,119	107,000	131,054	
CDN	130,000	Hudson's Bay Company *7.5%, due June 15, 2007*	—	130,000	—	130,650	
US	100,000	Mueller Group *10%, due May 1, 2012*	108,500	133,368	105,500	129,216	
US	100,000	Iron Mountain Inc. *8.625%, due April 1, 2013*	104,757	163,273	104,000	127,379	
US	90,000	Carmike Cinemas, Inc. *7.5%, due February 15, 2014*	89,217	119,024	88,650	108,579	
US	75,000	Starwood Hotels & Resorts Worldwide Inc. *7.875%, due May 1, 2012*	82,208	100,515	84,938	104,031	
US	75,000	Penney (J.C.) Corporation Inc. *8%, due March 1, 2010*	76,379	92,716	82,875	101,505	
US	67,000	Resolution Performance Products LLC *8%, due December 15, 2009*	69,371	87,866	70,015	85,754	
US	33,000	Resolution Performance Products LLC *9.5%, due April 15, 2010*	33,184	43,305	34,155	41,833	
CDN	56,000	Calpine Canada Energy Finance ULC *8.75%, due October 15, 2007*	—	36,190	—	39,760	
US	67,636	Finova Group Inc. *7.5%, due November 15, 2009*	8,926	11,049	30,436	37,278	
US	12,000	AT & T Corp *7.3%, due November 15, 2011*	13,731	16,712	13,890	17,012	
			11,313,564	17,808,661	11,479,570	16,529,409	19.0%
		Total	$ 11,313,564	$ 64,586,867	$ 11,479,570	$ 87,070,564	100.0%

The accompanying notes are an integral part of these financial statements.

Notes to the Financial Statements (Unaudited)
June 30, 2005

1. OPERATIONS

Brompton MVP Income Fund (the "Fund") is a closed-end investment trust created under the laws of the Province of Ontario on May 22, 2002 pursuant to an amended and restated declaration of trust. Computershare Trust Company of Canada is the Trustee and Brompton MVP Management Limited (the "Manager") is responsible for managing the affairs of the Fund. MFC Global Investment Management, a subsidiary of Manulife Financial Corp., manages the Fund's portfolio. The Fund commenced operations on July 17, 2002.

2. SIGNIFICANT ACCOUNTING POLICIES

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles and should be read in conjunction with the most recent audited financial statements at December 31, 2004. The significant accounting policies used for preparing these unaudited interim financial statements are consistent with those used in preparing the audited annual financial statements.

Certain comparative figures have been reclassified to conform to the current period's presentation of unitholders' capital and retained earnings.

3. UNITS OF THE FUND

The Fund is authorized to issue an unlimited number of transferable, redeemable units of beneficial interest, each of which represents an equal, undivided interest in the net assets of the Fund. Each unit entitles the holder to one vote and to participate equally with respect to any and all distributions made by the Fund. Units may be surrendered for redemption at any time during June of any year, but at least five business days prior to June 30. Redemption of surrendered units will be effected on June 30 of each year and will be settled on or before the tenth business day following such effective date. On June 30, 2005, 1,148,494 units (2004 – 1,624,057) were redeemed at a price of $15.0696.

The Fund received approval from the Toronto Stock Exchange for a normal course issuer bid program for the period from November 5, 2004 to November 4, 2005. Pursuant to this issuer bid program, the Fund may purchase up to 511,000 of its units for cancellation. The Fund may only repurchase units when the net asset value per unit exceeds its trading price. During the three and six months ended June 30, 2005, no units (2004 – 29,400) and 27,400 units (2004 – 49,700), respectively, were purchased for cancellation.

The weighted average number of units outstanding for the six months ended June 30, 2005 was 5,127,637 (2004 – 6,790,250).

4. DISTRIBUTIONS PAYABLE TO UNITHOLDERS

Distributions, as declared by the Manager, are made on a monthly basis to unitholders of record on the last business day of each month. The distributions are payable no later than the tenth business day of the following month. For the three and six months ended June 30, 2005, the Fund declared total distributions of $0.24999 (2004 – $0.23571) and $0.4875 (2004 – $0.47502), respectively. Under the Fund's distribution reinvestment plan, unitholders may elect to reinvest monthly distributions in additional units of the Fund which may be issued from treasury or purchased on the open market. For the six months ended June 30, 2005, no units (2004 – 2,564) were issued by the Fund.

5. MANAGEMENT AND SERVICE FEES

Pursuant to a management agreement, the Manager provides management and administrative services to the Fund, for which it is paid a management fee equal to 0.85% per annum of the net asset value of the Fund plus applicable taxes. The Manager is responsible for paying fees to MFC Global Investment Management, the portfolio manager for the Fund. The Fund also pays to the Manager a service fee equal to 0.40% per annum of the net asset value of the Fund. The service fee is in turn paid by the Manager to investment dealers based on the proportionate number of units held by clients of each dealer at the end of each calendar quarter.

6. INVESTMENT TRANSACTIONS

Investment transactions for the three and six months ended June 30 were as follows:

	Three months ended June 30		Six months ended June 30	
	2005	2004	2005	2004
Proceeds from sale of investments	$ 10,641,991	$ 25,360,840	$ 13,770,262	$ 32,168,300
Less cost of investments sold:				
Investments at cost, beginning of period	66,336,016	81,829,154	64,892,885	81,815,664
Investments purchased during the period	7,751,144	3,739,679	11,472,124	9,818,539
Investments at cost, end of period	(64,586,867)	(65,317,732)	(64,586,867)	(65,317,732)
Cost of investments sold during the period	9,500,293	20,251,101	11,778,142	26,316,471
Net realized gain on sale of investments	$ 1,141,698	$ 5,109,739	$ 1,992,120	$ 5,851,829

7. LOANS PAYABLE

Pursuant to an agreement with a Canadian chartered bank, the Fund maintains a 364-day renewable revolving credit facility and a term credit facility. The revolving credit facility provides for maximum borrowings of $9.5 million with borrowings in Canadian currency at either the prime rate of interest or the bankers' acceptance rate plus a fixed percentage or in US currency at the LIBOR rate plus a fixed percentage. At June 30, 2005, the Fund had a US dollar loan in the amount of $1.2 million (US$1.0 million) outstanding under this facility. On May 7, 2005, the Fund's previous term credit in the amount of US$10.5 million matured and was converted to a US dollar loan at the LIBOR rate plus a fixed percentage. At June 30, 2005, US$10.5 million was outstanding under this facility. On July 15, 2005, the Fund fixed the interest rate on US$8.0 million for a five-year period to July 14, 2010 at 4.86%. During the three and six months ended June 30, 2005, the Fund realized a foreign exchange gain in the amount of $1,374,447 (2004 – $106,330), and $1,372,217 (2004 – $126,030), respectively, on the repayment of borrowings in US dollars under the revolving credit facility. At June 30, 2005, borrowings in US dollars had an unrealized foreign exchange gain of $407,983 (2004 – $613,884). The credit facilities are secured by a first-ranking and exclusive charge on all of the Fund's assets.

Costs incurred to establish the credit facilities and renewal fees are deferred and amortized over the term of the facilities. For the three and six months ended June 30, 2005, the Fund has recorded amortization of these costs in the amount of $5,819 (2004 – $5,786) and $12,993 (2004 – $13,483), respectively.

The credit facilities are used by the Fund for the purchase of additional investments and for general Fund purposes.

The Fund

Brompton Stable Income Fund is a closed-end investment trust that is listed on the Toronto Stock Exchange under the symbol BSR.UN. The Fund invests in a diversified portfolio of income funds and investment grade securities, and has been designed to have the lowest volatility and highest sustainability of distributions as compared to other income funds. The Fund has maintained Standard & Poor's highest stability rating of SR-1. MFC Global Investment Management, a subsidiary of Manulife Financial Corp., actively manages the portfolio on behalf of the Fund. The Fund is RRSP, DPSP, RRIF and RESP eligible.

Management's Discussion and Analysis

The following information provides an analysis of the operations and financial position of the Fund and it should be read in conjunction with the financial statements and accompanying notes.

Distributions

During the three months ended June 30, 2005, the Fund distributed $0.20 per unit. Since inception, the Fund has paid regular monthly distributions at or exceeding its original objectives and is currently paying $0.06667 per unit which equates to a per annum rate of $0.80 per unit. Based on current levels of distributions received from the underlying portfolio, we expect the Fund will maintain its monthly distributions at this level.

Approximately 49% of the 2004 distributions were classified as a return of capital for tax purposes. Since inception, the Fund has generated significant capital appreciation from its investments. As the Fund realizes capital gains the return of capital component of the Fund's distributions will be replaced by capital gains. Based on information available at the time of writing, including capital gains of $6.2 million realized during the first half of 2005, it is expected that return of capital for the year will be lower than amounts reported in 2004.

The Fund has a distribution reinvestment plan which allows participating unitholders to automatically reinvest monthly distributions in additional units of the Fund. For the quarter ended June 30, 2005, 2,184 units were acquired in the market at an average price of $12.60 per unit.

Investment Portfolio

As of June 30, 2005, the Fund's investments included a total of 36 income funds, 38 investment grade securities and one equity investment which provide diversification by issuer, industry and asset class. The breakdown of the portfolio is shown in the accompanying pie chart, and a detailed listing of the Fund's security holdings is provided in the financial statements.

Despite volatility in the income trust market during the first half of 2005, the S&P/TSX Capped Income Trust Index, excluding distributions from underlying income trusts, increased by 8.0% over this period. In 2005, oil and gas trusts and real estate investment trusts demonstrated strong performance (the S&P/TSX Capped Energy Trust Index and S&P/TSX REIT Index have increased by 12.7% and 6.0%, respectively) while business trusts have declined on average.

In the second quarter, the Fund recorded gains (realized and unrealized) of $5.8 million as detailed in the table below. The Fund's portfolio has cumulative unrealized gains of $25.9 million from inception of the Fund to June 30, 2005, as reported in the Statement of Investments.


8%
26%
28%
19%
18%
1%

Net Realized and Unrealized Gains (Losses) by Sector (millions)	First Quarter 2005	Second Quarter 2005	Year-to-Date 2005
Business funds	$ (1.3)	$ 1.4	$ 0.1
Oil and gas funds	(0.1)	0.4	0.3
Power and pipeline funds	(1.4)	2.1	0.7
Real estate investment trusts	0.6	1.2	1.8
Investment grade securities	0.1	0.7	0.8
Equity investments	—	—	—
Total	$ (2.1)	$ 5.8	$ 3.7

Net Asset Value

During the quarter ended June 30, 2005, the net asset value of the Fund increased by $0.89 per unit or 6.9% to $13.82, and for the year-to-date, the net asset value per unit of the fund has increased by $0.69 or 5.3%, broken down as follows:

	First Quarter 2005	Second Quarter 2005	Year-to-Date 2005	Since Inception
Net investment income	$ 0.20	$ 0.21	$ 0.41	$ 2.06
Net realized gain on investments	0.66	0.19	0.85	1.21
Net change in unrealized gain on investments	(0.93)	0.59	(0.34)	3.32
Results of operations	(0.07)	0.99	0.92	6.59
Capital transactions	0.06	0.10	0.16	(0.08)
Less: distributions	(0.19)	(0.20)	(0.39)	(2.03)
Increase (decrease) in net asset value	$ (0.20)	$ 0.89	$ 0.69	$ 4.48

Liquidity and Capital Resources

During the second quarter, the Fund fixed the interest rate on borrowings of $10.0 million, which represented 9.5% of total assets at June 30, 2005. The interest rate on the term credit facility is fixed until June 2010 at 3.925% which reduces the Fund's exposure to rising short-term interest rates over its term. These borrowings have been used principally to invest in additional portfolio investments to increase the overall distributions paid by the Fund. The Fund also had $3.5 million outstanding under its revolving credit facility at the bankers' acceptance rate or prime rate of interest.

To provide liquidity, units of the Fund are listed on the TSX under the symbol BSR.UN. The Fund's normal course issuer bid allows it to purchase its units on the TSX when they trade below net asset value. As a result, purchases under the issuer bid are accretive to the net asset value of the Fund. A total of 15,900 units were purchased during the quarter at an average price of $11.95 per unit.

Unitholders may also redeem units of the Fund on the last business day of March of each year at the then current net asset value. When determining the net asset value for redemption purposes, the securities in the portfolio that are listed or traded on a stock exchange are valued by taking the weighted average trading price of the securities for the last three days of the month in which the redemption occurs. On March 31, 2005, a total of 1,292,522 units were redeemed for total proceeds of $16.4 million ($12.668 per unit).

Management Expense Ratio

The Fund has a low management fee for an actively managed fund of 0.95% of net asset value per annum. When this fee is combined with the 0.40% service fee that is paid to investment dealers and the general and administrative expenses of the Fund, the management expense ratio for the quarter was 1.68% based on net assets and 1.45% based on total assets.

Outlook

The Fund's two principal objectives are to maintain a high level of monthly distributions and to maintain net asset value per unit. The Fund has exceeded these objectives since its inception, particularly with respect to the substantial cumulative gains in net asset value it has achieved. We continue to believe in the long-term fundamentals of the sectors in which the Fund invests and in the total return they will provide, although values of the underlying investments may fluctuate over time.

Respectfully submitted on behalf of the Board,

Raymond R. Pether
President and Chief Executive Officer
Brompton SI Fund Management Limited
August 10, 2005

Mark A. Caranci
Chief Financial Officer
Brompton SI Fund Management Limited

This quarterly report contains forward-looking information which involves known and unknown risks, uncertainties and other factors which may cause actual results to be materially different than the results expressed or implied by such forward-looking information. In evaluating the forward-looking information contained herein, readers should consider various factors, including those described in the Fund's prospectus and other documents filed with regulatory authorities. The Fund is not obligated to update or revise the forward-looking information contained herein to reflect new events or circumstances.

Portfolio Manager's Report

Canadian Equities – Income Trusts

There was not a lot of activity in the Fund during the quarter. Altus Group Income Fund was a new addition to the Fund. The Fund, as always, will continue to be managed in a defensive manner in order to maintain the SR-1 rating from S&P. The biggest risk to the Fund continues to be the threat of higher interest rates. This is due to the fact that about 28% of the Fund is in the power, pipeline and infrastructure sectors. The remainder of the Fund consists of about 18% Canadian investment grade debt, 19% REITs, 26% business trusts and a little over 8% oil and gas.

MFC Global
Investment Management

Investment Highlights

	June 30, 2005	March 31, 2005	Dec. 31, 2004	Sept. 30, 2004	June 30, 2004
Net asset value per unit	$ 13.82	$ 12.93	$ 13.13	$ 12.00	$ 11.25
Quarterly distributions per unit	$ 0.20001	$ 0.19374	$ 0.29374	$ 0.19374	$ 0.19374
Market price per unit	$ 13.09	$ 11.75	$ 12.75	$ 11.49	$ 11.10
Total assets (millions)	$ 106	$ 116	$ 119	$ 110	$ 104

Statements of Net Assets (Unaudited)

	June 30, 2005	Dec. 31, 2004
Assets		
Investments, at market value (cost 2005 – $78,532,173; 2004 – $88,612,059)	$ 104,444,629	$ 117,052,926
Cash and short-term investments	339,098	1,343,759
Distributions and interest receivable	743,761	828,388
Deferred financing costs (note 7)	8,970	1,071
Total assets	105,536,458	119,226,144
Liabilities		
Accounts payable and accrued liabilities	303,887	276,106
Distributions payable to unitholders (note 4)	440,542	1,305,162
Loans payable (note 7)	13,498,771	13,493,115
Total liabilities	14,243,200	15,074,383
Unitholders' equity		
Unitholders' capital	62,619,498	75,149,334
Retained earnings	28,673,760	29,002,427
Net assets representing unitholders' equity	$ 91,293,258	$ 104,151,761
Units outstanding (note 3)	6,607,807	7,930,256
Net asset value per unit	$ 13.82	$ 13.13

Statements of Operations and Retained Earnings (Unaudited)

	Three months ended June 30 2005	Three months ended June 30 2004	Six months ended June 30 2005	Six months ended June 30 2004
Income				
Distributions from income funds	$ 1,603,695	$ 1,860,624	$ 3,406,408	$ 3,736,114
Interest income	316,547	325,538	636,265	672,918
	1,920,242	2,186,162	4,042,673	4,409,032
Expenses				
Management fee (note 5)	225,552	224,026	492,040	490,718
Service fee (note 5)	91,323	81,040	193,498	187,663
General and administrative	63,291	66,492	121,256	130,045
Interest and bank charges (note 7)	130,243	103,573	233,889	211,505
	510,409	475,131	1,040,683	1,019,931
Net investment income	1,409,833	1,711,031	3,001,990	3,389,101
Net realized gain on sale of investments (note 6)	928,247	2,279,251	6,182,310	2,690,611
Net change in unrealized gain on investments	4,854,765	(10,338,970)	(2,528,411)	(3,604,306)
Results of operations	$ 7,192,845	$ (6,348,688)	$ 6,655,889	$ 2,475,406
Retained earnings, beginning of period	$ 22,842,248	$ 22,061,644	$ 29,002,427	$ 16,867,688
Excess of stated value paid on redemptions and repurchase of units	(39,273)	(113,210)	(4,212,015)	(2,098,441)
Distributions to unitholders	(1,322,060)	(1,539,210)	(2,772,541)	(3,184,117)
Retained earnings, end of period	$ 28,673,760	$ 14,060,536	$ 28,673,760	$ 14,060,536
Results of operations per unit[1]	$ 0.99	$ (0.71)	$ 0.92	$ 0.30

[1] Based on the weighted average number of units outstanding for the period (note 3).

The accompanying notes are an integral part of these financial statements.

Statements of Cash Flows (Unaudited)

	Three months ended June 30 2005	2004	Six months ended June 30 2005	2004
Cash flows from operating activities:				
Results of operations	$ 7,192,845	$ (6,348,688)	$ 6,655,889	$ 2,475,406
Adjustments to reconcile net cash provided by (used in) operations:				
Net realized gain on sale of investments	(928,247)	(2,279,251)	(6,182,310)	(2,690,611)
Net change in unrealized gain on investments	(4,854,765)	10,338,970	2,528,411	3,604,306
Amortization of deferred financing costs	8,030	4,250	9,101	9,220
Decrease in distributions and interest receivable	157,962	144,998	84,627	30,450
Increase (decrease) in accounts payable and accrued liabilities	39,533	(71,300)	27,781	(80,532)
Purchase of investments (note 6)	(5,431,255)	(1,564,566)	(7,836,750)	(6,781,694)
Proceeds from sale of investments (note 6)	13,935,775	10,262,582	24,098,946	14,322,149
Cash provided by operating activities	10,119,878	10,486,995	19,385,695	10,888,694
Cash flows from financing activities:				
Increase in loans payable	6,864	902,986	5,656	904,522
Deferred financing costs paid	(17,000)	(696)	(17,000)	(17,696)
Distributions paid to unitholders (note 4)	(1,309,277)	(1,544,568)	(3,637,161)	(3,235,203)
Proceeds from distribution reinvestment plan (note 4)	—	6,979	8,857	6,979
Repurchase of units (note 3)	(189,951)	(905,424)	(377,039)	(1,217,618)
Amounts paid for redemption of units (note 3)	(16,373,669)	(8,382,837)	(16,373,669)	(8,382,837)
Cash used in financing activities	(17,883,033)	(9,923,560)	(20,390,356)	(11,941,853)
Net increase (decrease) in cash and short-term investments	(7,763,155)	563,435	(1,004,661)	(1,053,159)
Cash and short-term investments, beginning of period	8,102,253	114,405	1,343,759	1,730,999
Cash and short-term investments, end of period	$ 339,098	$ 677,840	$ 339,098	$ 677,840
Supplemental information:				
Interest paid	$ 44,237	$ 97,844	$ 146,812	$ 200,252

Statements of Changes in Net Assets (Unaudited)

	Three months ended June 30 2005	2004	Six months ended June 30 2005	2004
Net assets, beginning of period	$ 85,612,424	$ 98,043,594	$ 104,151,761	$ 99,559,438
Operations:				
Results of operations	7,192,845	(6,348,688)	6,655,889	2,475,406
Unitholder transactions:				
Distributions to unitholders (note 4)	(1,322,060)	(1,539,210)	(2,772,541)	(3,184,117)
Proceeds from distribution reinvestment plan (note 4)	—	6,979	8,857	6,979
Repurchase of units (note 3)	(189,951)	(905,424)	(377,039)	(1,217,618)
Redemption of units (note 3)	—	—	(16,373,669)	(8,382,837)
	(1,512,011)	(2,437,655)	(19,514,392)	(12,777,593)
Net increase (decrease) in net assets	5,680,834	(8,786,343)	(12,858,503)	(10,302,187)
Net assets, end of period	$ 91,293,258	$ 89,257,251	$ 91,293,258	$ 89,257,251
Distributions per unit	$ 0.20001	$ 0.19374	$ 0.39375	$ 0.38748

The accompanying notes are an integral part of these financial statements.

Statement of Investments (Unaudited)

As at June 30, 2005		Cost	Market Value	% of Portfolio
No. of Units	Power and Pipeline Funds			
375,000	Inter Pipeline Fund	$ 2,363,250	$ 3,667,500	
261,900	Pembina Pipeline Income Fund	2,900,788	3,640,410	
247,700	Northland Power Income Fund	2,721,633	3,631,282	
253,000	Fort Chicago Energy Partners, L.P.	2,122,555	3,291,530	
200,000	Innergex Power Income Fund	2,047,000	2,736,000	
215,600	Boralex Power Income Fund	2,189,685	2,382,380	
150,000	Enbridge Income Fund	1,500,000	2,119,500	
215,000	TransAlta Power, L.P.	2,022,194	2,117,750	
190,800	Algonquin Power Income Fund	1,745,958	1,974,780	
73,000	Gaz Metro	1,391,768	1,613,300	
31,500	TransCanada Power, L.P.	1,011,344	1,152,900	
102,000	Calpine Power Income Fund	989,458	1,060,800	
		23,005,633	29,388,132	28.1%
No. of Units	Business Funds			
225,500	Davis + Henderson Income Fund	2,920,651	4,717,460	
162,000	BFI Canada Income Fund	1,953,934	4,422,600	
211,982	Yellow Pages Income Fund	2,392,019	3,160,652	
168,400	Energy Savings Income Fund	1,262,828	2,947,000	
124,800	Bell Nordiq Income Fund	1,485,739	2,271,360	
157,500	UE Waterheater Income Fund	1,575,000	2,157,750	
179,000	Altus Group Income Fund	1,790,000	2,139,050	
50,000	Superior Plus Income Fund	1,045,000	1,592,500	
90,000	Chemtrade Logistics Income Fund	1,247,100	1,417,500	
60,000	Connors Bros. Income Fund	920,000	906,000	
50,000	CML Healthcare Income Fund	659,000	692,500	
45,923	Armtec Infrastructure Income Fund	459,230	679,660	
		17,710,501	27,104,032	26.0%
No. of Units	Real Estate Investment Trusts			
196,000	Summit REIT	2,942,720	4,019,960	
180,000	RioCan REIT	2,355,064	3,600,000	
154,000	Northern Property REIT	1,956,645	2,924,460	
150,000	Primaris Retail REIT	1,500,000	2,122,500	
104,300	H&R REIT	1,476,942	2,035,936	
622,250	Huntingdon REIT	1,711,187	1,711,187	
106,000	InnVest REIT	959,689	1,282,600	
54,520	O&Y REIT	602,084	817,800	
50,000	Chartwell Seniors Housing REIT	570,255	718,000	
		14,074,586	19,232,443	18.4%
No. of Units	Oil and Gas Funds			
265,000	ARC Energy Trust	3,362,884	5,284,100	
137,000	Shiningbank Energy Income Fund	2,219,452	2,952,350	
36,300	Advantage Energy Income Fund	471,254	615,648	
		6,053,590	8,852,098	8.5%
No. of Shares	Equity Investments			
50,000	BCE Inc.	1,481,595	1,450,000	1.4%

The accompanying notes are an integral part of these financial statements.

As at June 30, 2005		Cost	Market Value	% of Portfolio
Par Value ($)	Investment Grade Securities			
1,212,000	Sears Canada Inc. *7.45%, due May 10, 2010*	$ 1,269,576	$ 1,309,451	
660,000	Nova Gas Transmission Ltd. *12.2%, due February 28, 2016*	1,003,346	1,078,398	
881,292	Alliance Pipeline Limited Partnership *7.23%, due June 30, 2015*	972,065	1,029,047	
881,000	Scotiabank Capital Trust *6.282%, due June 30, 2049*	922,864	998,539	
670,000	Westcoast Energy Inc. *8.3%, due December 30, 2013*	801,293	853,661	
545,000	Newfoundland Light & Power Inc. *10.125%, due June 15, 2022*	715,223	842,609	
450,000	BC Telecom Inc. *10.65%, due June 19, 2021*	490,440	716,509	
657,000	Royal Bank of Canada *5.45%, due November 4, 2018*	673,931	715,104	
575,000	Investors Group Inc. *7%, due December 31, 2032*	572,873	703,458	
500,000	Nova Scotia Power Inc. *8.85%, due May 19, 2025*	590,650	701,854	
500,000	Manitoba Telecom Services Inc. *6.15%, due June 10, 2014*	542,500	559,610	
450,000	Westcoast Energy Inc. *7.3%, due December 18, 2026*	469,440	548,804	
429,000	Greater Toronto Airports Authority *6.98%, due October 15, 2032*	427,541	524,083	
325,000	Nova Scotia Power Inc. *9.75%, due August 2, 2019*	414,570	483,834	
425,000	Renaissance Energy Ltd. *6.95%, due July 14, 2009*	438,983	477,835	
365,000	Alberta Energy Company Ltd *7.3%, due September 2, 2014*	397,689	440,691	
275,000	BC Telecom Inc. *11.9%, due November 22, 2015*	308,082	439,574	
300,000	AGT Limited *8.8%, due September 22, 2025*	279,300	428,230	
300,000	Westcoast Energy Inc. *8.85%, due July 21, 2025*	350,949	420,682	
300,000	Maritime Telegraph and Telephone Limited *8.3%, due January 15, 2019*	344,190	404,269	
372,000	Bank of Montreal *4.87%, due April 22, 2020*	372,077	386,875	
310,000	Westcoast Energy Inc. *7.15%, due March 20, 2031*	300,040	377,258	
300,000	TransCanada Pipelines Limited *6.28%, due May 26, 2028*	263,190	331,690	
222,000	BC Gas Utility Ltd. *10.3%, due September 30, 2016*	304,477	330,010	
225,000	Newfoundland Telephone Company Limited *10.75%, due June 12, 2014*	298,013	328,065	
300,000	Sears Canada Inc. *7.05%, due September 20, 2010*	295,500	320,309	
200,000	TransCanada Pipelines Limited *11.9%, due August 20, 2015*	289,960	320,255	
275,000	EPCOR Utilities Inc. *6.6%, due November 2, 2011*	274,725	313,684	
250,000	Union Gas Limited *7.9%, due February 24, 2014*	280,200	311,804	
235,000	Scotiabank Capital Trust *6.626%, due June 30, 2052*	244,893	270,302	
195,000	Centra Gas Ontario Inc. *8.65%, due October 19, 2018*	234,644	268,321	
195,000	Interprovincial Pipe Line Inc. *8.2%, due February 15, 2024*	228,949	267,754	
229,000	Canadian Tire Corporation, Limited *6.32%, due February 24, 2034*	228,879	249,940	
234,000	Cadbury Beverages Canada, Inc. *4.9%, due December 1, 2008*	234,680	242,787	
152,350	Alliance Pipeline Limited Partnership *7.181%, due June 30, 2023*	160,166	186,929	
73,000	Gaz Metropolitain and Company L.P. *9%, due May 16, 2025*	93,279	109,368	
70,000	Precision Drilling Corporation *7.65%, due October 27, 2010*	75,012	82,486	
42,000	Shoppers Drug Mart Corporation *4.97%, due October 24, 2008*	42,079	43,845	
		16,206,268	18,417,924	17.6%
	Total	$ 78,532,173	$ 104,444,629	100.0%

The accompanying notes are an integral part of these financial statements.

Notes to the Financial Statements (Unaudited)

June 30, 2005

1. OPERATIONS

Brompton Stable Income Fund (the "Fund") is a closed-end investment trust created under the laws of the Province of Ontario on October 1, 2002, pursuant to an amended and restated declaration of trust. Computershare Trust Company of Canada is the Trustee and Brompton SI Fund Management Limited (the "Manager") is responsible for managing the affairs of the Fund. MFC Global Investment Management, a subsidiary of Manulife Financial Corp., manages the Fund's portfolio. The Fund commenced operations on December 9, 2002.

2. SIGNIFICANT ACCOUNTING POLICIES

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles and should be read in conjunction with the most recent audited financial statements at December 31, 2004. The significant accounting policies used for preparing these unaudited interim financial statements are consistent with those used in preparing the audited annual financial statements.

Certain comparative figures have been reclassified to conform to the current period's presentation of unitholders' capital and retained earnings.

3. UNITS OF THE FUND

The Fund is authorized to issue an unlimited number of transferable, redeemable units of beneficial interest, each of which represents an equal, undivided interest in the net assets of the Fund. Each unit entitles the holder to one vote and to participate equally with respect to any and all distributions made by the Fund. Units may be surrendered for redemption at any time during March of any year, but at least five business days prior to March 31. Redemption of surrendered units will be effected at net asset value on March 31 of each year and will be settled on or before the tenth business day following such effective date. On March 31, 2005, 1,292,522 units (2004 – 681,975) were redeemed at a price of $12.6680.

The Fund received approval from the Toronto Stock Exchange to undertake a normal course issuer bid program for the period from January 24, 2005 to January 23, 2006. Pursuant to the issuer bid, the Fund may purchase up to 789,000 of its units for cancellation. The Fund may only repurchase units when the net asset value per unit exceeds its trading price. During the three and six months ended June 30, 2005, 15,900 units (2004 – 83,600) and 30,600 units (2004 – 109,700), respectively, were purchased for cancellation.

The weighted average number of units outstanding for the six months ended June 30, 2005 was 7,254,341 (2004 – 8,336,406).

4. DISTRIBUTIONS PAYABLE TO UNITHOLDERS

Distributions, as declared by the Manager, are made on a monthly basis to unitholders of record on the last business day of each month. The distributions are payable by the tenth business day of the following month. For the three and six months ended June 30, 2005, the Fund declared total distributions of $0.20001 (2004 – $0.19374) and $0.39375 (2004 – $0.38748) per unit, respectively. Under the Fund's distribution reinvestment plan, unitholders may elect to reinvest monthly distributions in additional units of the Fund. For the three and six months ended June 30, 2005, no units (2004 – 626) and 673 units (2004 – 626), respectively, were issued by the Fund.

5. MANAGEMENT AND SERVICE FEES

Pursuant to a management agreement, the Manager provides management and administrative services to the Fund, for which it is paid a management fee equal to 0.95% per annum of the net asset value of the Fund plus applicable taxes. The Manager is responsible for paying fees to MFC Global Investment Management, the portfolio manager for the Fund. The Fund also pays to the Manager a service fee equal to 0.40% per annum of the net asset value of the Fund. The service fee is in turn paid by the Manager to investment dealers based on the proportionate number of units held by clients of each dealer at the end of each calendar quarter.

6. INVESTMENT TRANSACTIONS

Investment transactions for the three and six months ended June 30 were as follows:

	Three months ended June 30		Six months ended June 30	
	2005	2004	2005	2004
Proceeds from sale of investments	$ 4,638,683	$ 10,262,582	$ 24,098,946	$ 14,322,149
Less cost of investments sold:				
Investments at cost, beginning of period	76,811,354	95,552,312	88,612,059	93,983,391
Investments purchased during the period	5,431,255	1,564,566	7,836,750	6,781,694
Investments at cost, end of period	(78,532,173)	(89,133,547)	(78,532,173)	(89,133,547)
Cost of investments sold during the period	3,710,436	7,983,331	17,916,636	11,631,538
Net realized gain on sale of investments	$ 928,247	$ 2,279,251	$ 6,182,310	$ 2,690,611

7. LOANS PAYABLE

Pursuant to an agreement with a Canadian chartered bank (the "Bank"), the Fund maintains a 364-day renewable revolving credit facility and a term credit facility. The revolving credit facility provides for maximum borrowings of $7.0 million at either the prime rate of interest or the bankers' acceptance rate plus a fixed percentage. At June 30, 2005, the Fund had $3.5 million outstanding under this facility. The Fund has borrowed the maximum amount of $10.0 million under the term credit facility at a fixed rate of 3.925% for a five-year period ending June 9, 2010. The credit facilities are secured by a first-priority security interest over all of the Fund's assets.

Costs incurred to establish the credit facility and renewal fees are deferred and amortized over the term of the facilities. For the three and six months ended June 30, 2005, the Fund has recorded amortization of these costs in the amount of $8,030 (2004 – $4,250) and $9,101 (2004 – $9,220), respectively.

The credit facility is used by the Fund for the purchase of additional investments and for general Fund purposes.

BROMPTON

EQUAL WEIGHT INCOME FUND

EWI

The Fund

Brompton Equal Weight Income Fund is a closed-end investment trust that is listed on the Toronto Stock Exchange under the symbol EWI.UN. The Fund is designed to provide investors with high monthly cash distributions by investing on an equally weighted basis in a diversified portfolio of income trusts. It invests in those income trusts that have a float capitalization over $200 million at the time of investment, pay a regular distribution and are listed on the TSX. The Fund is rebalanced in August of each year. The Fund's passive investment strategy allows for a very low cost method of investing in the attractive income trust asset class. The Fund is RRSP, DPSP, RRIF and RESP eligible.

Management's Discussion and Analysis

The following information provides an analysis of the operations and financial position of the Fund and it should be read in conjunction with the financial statements and accompanying notes.

Distributions

During the three month period ended June 30, 2005, the Fund distributed $0.252 per unit, at a rate of $0.084 per unit per month.

Since inception, the Fund has generated significant capital appreciation from its investments. As the Fund realizes capital gains, the return of capital component of the Fund's distributions will be replaced by capital gains. Based on information available at the time of writing, including capital gains realized on rebalancing, it is estimated that there will be no return of capital in 2005.

The Fund has a distribution reinvestment plan which allows participating unitholders to automatically reinvest monthly distributions in additional units of the Fund. For the quarter ended June 30, 2005, 18,883 units were acquired in the market at an average price of $11.88 per unit.

Investment Portfolio

As of June 30, 2005, the Fund's investments included a total of 107 income funds and one equity investment. As a result of the merger of APF Energy Trust ("APF") and StarPoint Energy Trust ("StarPoint"), each unit of APF held by the Fund was exchanged for 0.63 units of StarPoint. In addition, APF made a special distribution of common shares of Rockyview Energy Inc. ("Rockyview"), a junior exploration company, which is listed on the Toronto Stock Exchange. The Fund's portfolio now holds StarPoint and Rockyview. The breakdown of the portfolio is shown in the accompanying pie chart, and a detailed listing of the Fund's security holdings is provided in the financial statements.

Despite volatility in the income trust market during the first half of 2005, the S&P/TSX Capped Income Trust Index, excluding distributions from underlying income trusts, increased by 8.0% over this period. In 2005, oil and gas trusts and real estate investment trusts demonstrated strong performance (the S&P/TSX Capped Energy Trust Index and S&P/TSX REIT Index have increased by 12.7% and 6.0%, respectively) while business trusts have declined on average.

During the second quarter, the cumulative unrealized gains in the portfolio increased by $12.8 million as detailed in the table below. This brings cumulative unrealized gains in the Fund's portfolio to $97.7 million, as reported in the Statement of Investments. The increase in the value of the portfolio in 2005 has been driven largely by the performance of the oil and gas funds which increased by $9.5 million or 7.7%.



5%
18%
27%
15%
12%
5%
18%

Unrealized Gains (Losses) by Sector (millions)	First Quarter 2005	Second Quarter 2005	Year-to-Date 2005
Consumer	$ (2.6)	$ (1.8)	$ (4.4)
Oil and gas	6.5	3.0	9.5
Industrials	(0.3)	1.1	0.8
Power	(2.1)	2.9	0.8
Real estate investment trusts	(1.4)	5.0	3.6
Resource	1.2	—	1.2
Utilities and infrastructure	(0.1)	2.6	2.5
Total	$ 1.2	$ 12.8	$ 14.0

Net Asset Value

During the quarter ended June 30, 2005, the net asset value of the Fund increased by $0.35 per unit or 2.9% to $12.60, and for the year-to-date, the net asset value per unit of the Fund has increased by $0.38 or 3.1%, broken down as follows:

	First Quarter 2005	Second Quarter 2005	Year-to-Date 2005	Since Inception
Net investment income	$ 0.25	$ 0.25	$ 0.50	$ 2.01
Net realized gain on sale of investments	—	—	—	0.82
Net change in unrealized gain on investments	0.03	0.35	0.38	2.41
Results of operations	0.28	0.60	0.88	5.24
Capital transactions	—	—	—	0.11
Less: distributions	(0.25)	(0.25)	(0.50)	(2.20)
Increase in net asset value	$ 0.03	$ 0.35	$ 0.38	$ 3.15

Liquidity and Capital Resources

As of June 30, 2005, the Fund had borrowings of $44.1 million under its term credit facility, which represented 8.5% of total assets. The interest rate on the term credit facility is fixed until July 18, 2008 at 5.06% which reduces the Fund's exposure to rising short-term interest rates over its term. The borrowings have been used principally to invest in additional portfolio investments to increase the overall distributions paid by the Fund. The Fund also had $2.9 million outstanding under its revolving credit facility at either the prime rate of interest or the bankers' acceptance rate plus a fixed percentage.

To provide liquidity, units of the Fund are listed on the TSX under the symbol EWI.UN. The Fund's normal course issuer bid allows it to purchase its units on the TSX when they trade below net asset value. As a result, purchases under the issuer bid are accretive to the net asset value of the Fund. A total of 30,600 units were purchased during the quarter at an average price of $11.58 per unit.

Unitholders may also redeem units of the Fund on the second last business day of July of each year at the then current net asset value. For the purpose of determining net asset value for redemption, the securities in the portfolio that are listed or traded on a stock exchange are valued by taking the weighted average trading price of the securities for the last three days of the month in which the redemption occurs. At the end of July 2005, 5.5 million units of the Fund were redeemed for $74.2 million.

Management Expense Ratio

The Fund has a very low management fee at 0.45% of net asset value per annum. When this fee is combined with the 0.30% service fee that is paid to investment dealers and the general and administrative expenses of the Fund, the management expense ratio for the quarter was 0.90% based on net assets and 0.81% based on total assets.

Outlook

The Fund's principal objectives are to provide investors with high monthly cash distributions by investing on an equally weighted basis, in a diversified portfolio of income trusts and to receive the benefits of low management fees. The Fund has exceeded these objectives since inception, particularly when considering the substantial cumulative gains in net asset value that it has achieved. We continue to believe in the long-term fundamentals of the income trust sector and the total return that it will provide, although values of the underlying investments may fluctuate over time.

Respectfully submitted on behalf of the Board,

Raymond R. Pether
President and Chief Executive Officer
Brompton EWI Management Limited
August 10, 2005

Mark A. Caranci
Chief Financial Officer
Brompton EWI Management Limited

This quarterly report contains forward-looking information which involves known and unknown risks, uncertainties and other factors which may cause actual results to be materially different than the results expressed or implied by such forward-looking information. In evaluating the forward-looking information contained herein, readers should consider various factors, including those described in the Fund's prospectus and other documents filed with regulatory authorities. The Fund is not obligated to update or revise the forward-looking information contained herein to reflect new events or circumstances.

Investment Highlights

	June 30, 2005	March 31, 2005	Dec. 31, 2004	Sept. 30, 2004	June 30, 2004
Net asset value per unit	$ 12.60	$ 12.25	$ 12.22	$ 11.39	$ 10.61
Quarterly distributions per unit	$ 0.252	$ 0.251	$ 0.455	$ 0.254	$ 0.246
Market price per unit	$ 12.32	$ 11.46	$ 12.50	$ 11.08	$ 10.33
Total assets (millions)	$ 519	$ 506	$ 524	$ 472	$ 494

Statements of Net Assets (Unaudited)

	June 30, 2005	Dec. 31, 2004
Assets		
Investments, at market value (cost 2005 – $416,933,195; 2004 – $416,603,422)	$ 514,616,352	$ 500,308,143
Cash and short-term investments	384,449	5,588,404
Distributions and interest receivable	3,854,243	3,741,395
Amounts receivable for investments sold	—	13,860,144
Deferred financing costs (note 7)	143,006	166,284
Total assets	518,998,050	523,664,370
Liabilities		
Accounts payable and accrued liabilities	778,060	679,364
Amounts payable for investments purchased	—	13,131,833
Distributions payable to unitholders (note 4)	3,120,622	10,612,080
Loans payable (note 7)	46,947,410	44,100,000
Total liabilities	50,846,092	68,523,277
Unitholders' equity		
Unitholders' capital	351,350,375	352,155,208
Retained earnings	116,801,583	102,985,885
Net assets representing unitholders' equity	$ 468,151,958	$ 455,141,093
Units outstanding (note 3)	37,150,267	37,235,367
Net asset value per unit	$ 12.60	$ 12.22

Statements of Operations and Retained Earnings (Unaudited)

	Three months ended June 30 2005	Three months ended June 30 2004	Six months ended June 30 2005	Six months ended June 30 2004
Income				
Distributions from income funds (net of withholding taxes 2005 – $15,829, $29,498; 2004 – nil)	$ 11,255,618	$ 12,251,626	$ 21,967,235	$ 23,892,004
Interest income	156	153	7,408	293
	11,255,774	12,251,779	21,974,643	23,892,297
Expenses				
Management fee (note 5)	548,158	532,129	1,112,669	1,084,834
Service fee (note 5)	351,518	343,007	693,473	687,462
General and administrative	125,194	123,190	247,233	232,866
Interest and bank charges (note 7)	594,909	596,077	1,174,833	1,190,858
	1,619,779	1,594,403	3,228,208	3,196,020
Net investment income	9,635,995	10,657,376	18,746,435	20,696,277
Net change in unrealized gain on investments	12,824,771	(26,957,999)	13,978,436	(4,045,216)
Results of operations	$ 22,460,766	$ (16,300,623)	$ 32,724,871	$ 16,651,061
Retained earnings, beginning of period	103,769,021	74,764,746	102,985,885	52,150,476
Excess of stated value paid on repurchase of units	(64,825)	(27,055)	(204,821)	(48,898)
Distributions to unitholders	(9,363,379)	(10,307,170)	(18,704,352)	(20,622,741)
Retained earnings, end of period	$ 116,801,583	$ 48,129,898	$ 116,801,583	$ 48,129,898
Results of operations per unit[(1)]	$ 0.60	$ (0.38)	$ 0.88	$ 0.40

[(1)] Based on the weighted average number of units outstanding for the period (note 3).

The accompanying notes are an integral part of these financial statements.

Statements of Cash Flows (Unaudited)

	Three months ended June 30 2005	Three months ended June 30 2004	Six months ended June 30 2005	Six months ended June 30 2004
Cash flows from operating activities:				
Results of operations	$ 22,460,766	$ (16,300,623)	$ 32,724,871	$ 16,651,061
Adjustments to reconcile net cash provided by (used in) operations:				
Net change in unrealized gain on investments	(12,824,771)	26,957,999	(13,978,436)	4,045,216
Amortization of deferred financing costs	11,703	23,585	23,278	47,171
Decrease (increase) in distributions and interest receivable	(100,191)	(15,736)	(112,848)	195,449
Increase (decrease) in accounts payable and accrued liabilities	(86,170)	(206,489)	98,696	(128,517)
Purchase of investments (note 6)	(312,426)	—	(13,461,606)	—
Proceeds from sale of investments (note 6)	—	15	13,860,144	15
Cash provided by operating activities	9,148,911	10,458,751	19,154,099	20,810,395
Cash flows from financing activities:				
Proceeds from issuance of units, net	—	35,505	—	35,505
Increase (decrease) in loans payable	600,147	(175,000)	2,847,410	75,000
Distributions paid to unitholders (note 4)	(9,328,769)	(10,184,227)	(26,195,810)	(20,627,495)
Repurchase of units (note 3)	(354,224)	(346,682)	(1,009,654)	(584,131)
Cash used in financing activities	(9,082,846)	(10,670,404)	(24,358,054)	(21,101,121)
Net increase (decrease) in cash and short-term investments	66,065	(211,653)	(5,203,955)	(290,726)
Cash and short-term investments, beginning of period	318,384	599,225	5,588,404	678,298
Cash and short-term investments, end of period	$ 384,449	$ 387,572	$ 384,449	$ 387,572
Supplemental information:				
Interest paid	$ 585,361	$ 576,940	$ 1,150,756	$ 1,145,974

Statements of Changes in Net Assets (Unaudited)

	Three months ended June 30 2005	Three months ended June 30 2004	Six months ended June 30 2005	Six months ended June 30 2004
Net assets, beginning of period	$ 455,408,795	$ 471,246,322	$ 455,141,093	$ 448,847,658
Operations:				
Results of operations	22,460,766	(16,300,623)	32,724,871	16,651,061
Unitholder transactions:				
Proceeds from issuance of units, net	—	35,505	—	35,505
Distributions to unitholders (note 4)	(9,363,379)	(10,307,170)	(18,704,352)	(20,622,741)
Repurchase of units (note 3)	(354,224)	(346,682)	(1,009,654)	(584,131)
	(9,717,603)	(10,618,347)	(19,714,006)	(21,171,367)
Net increase (decrease) in net assets	12,743,163	(26,918,970)	13,010,865	(4,520,306)
Net assets, end of period	$ 468,151,958	$ 444,327,352	$ 468,151,958	$ 444,327,352
Distributions per unit	$ 0.252	$ 0.246	$ 0.503	$ 0.492

The accompanying notes are an integral part of these financial statements.

Statement of Investments (Unaudited)

As at June 30, 2005		Cost	Market Value	% of Portfolio
No. of Units	Consumer			
388,636	ACS Media Income Fund	$ 4,090,394	$ 4,061,246	
333,230	Arctic Glacier Income Fund	4,090,398	3,648,869	
308,400	Bell Nordiq Income Fund	3,977,683	5,612,880	
229,604	Centerplate Inc.	3,635,779	3,549,678	
359,912	Cineplex Galaxy Income Fund	4,090,400	5,758,592	
368,234	Clearwater Seafoods Income Fund	4,765,912	2,404,568	
372,701	CML Healthcare Income Fund	4,090,393	5,161,909	
255,479	Connors Bros. Income Fund	3,739,579	3,857,733	
373,382	Custom Direct Income Fund	4,090,400	5,238,549	
238,410	Davis + Henderson Income Fund	3,689,830	4,987,537	
256,075	Energy Savings Income Fund	3,070,100	4,481,313	
226,301	Gateway Casinos Income Fund	4,090,391	4,376,661	
450,867	KCP Income Fund	5,707,057	5,166,936	
348,861	Medical Facilities Corporation	4,177,610	4,566,591	
274,431	Menu Foods Income Fund	4,090,394	2,675,702	
371,011	Movie Distribution Income Fund	5,318,443	4,136,773	
415,479	Osprey Media Income Fund	4,107,738	3,635,441	
1,018,747	Rogers Sugar Income Fund	3,944,096	4,737,174	
255,251	Sleep Country Canada Income Fund	4,090,397	5,102,468	
381,389	The Brick Group Income Fund	4,090,397	4,652,946	
357,084	Yellow Pages Income Fund	4,090,397	5,324,122	
		87,037,788	93,137,688	18.1%
No. of Units	Industrials			
209,586	Newalta Income Fund	2,182,150	4,633,946	
171,057	North West Company Fund	4,130,503	5,687,645	
158,677	Superior Plus Income Fund	3,536,991	5,053,862	
315,252	Tree Island Wire Income Fund	4,090,395	4,962,066	
418,455	Versacold Income Fund	4,090,398	3,774,464	
		18,030,437	24,111,983	4.7%
No. of Units	Oil and Gas			
278,059	Acclaim Energy Trust	3,141,542	4,265,425	
209,140	Advantage Energy Income Fund	3,335,400	3,547,014	
251,390	ARC Energy Trust	3,191,687	5,012,717	
316,471	Baytex Energy Trust	4,090,388	4,266,029	
171,325	Bonavista Energy Trust	2,825,023	5,317,928	
157,778	Bonterra Energy Income Trust	4,090,395	3,168,182	
82,111	Canadian Oil Sands Trust	2,882,283	7,398,201	
271,877	Crescent Point Energy Trust	4,090,389	5,024,287	
102,251	Enerplus Resources Fund	3,414,595	4,785,347	
221,282	Enterra Energy Trust	4,090,398	6,461,434	
254,587	Focus Energy Trust	3,317,546	5,499,079	
274,040	Freehold Royalty Trust	3,639,601	4,381,900	
233,303	Harvest Energy Trust	4,148,537	6,310,846	
320,188	NAL Oil & Gas Trust	3,058,458	4,562,679	
381,389	NAV Energy Trust	4,090,397	3,058,740	
295,795	Paramount Energy Trust	2,768,571	5,087,674	
215,238	Pengrowth Energy Trust	3,649,410	3,960,379	
257,821	Petrofund Energy Trust	3,352,257	5,027,510	
237,112	Peyto Energy Trust	2,022,798	6,935,526	
165,478	PrimeWest Energy Trust	4,388,014	5,073,555	
312,841	Progress Energy Trust	4,090,396	4,076,318	
389,231	Provident Energy Trust	4,354,267	4,989,941	
58,056	Rockyview Energy Inc.	254,287	341,369	
204,443	Shiningbank Energy Income Fund	3,516,001	4,405,747	
219,452	StarPoint Energy Trust	4,029,542	4,136,670	
217,961	Vermilion Energy Trust	3,021,046	5,091,569	
1,361,026	Viking Energy Royalty Trust	8,695,865	9,636,064	
213,319	Zargon Energy Trust	4,024,263	5,345,774	
		101,573,356	137,167,904	26.7%

The accompanying notes are an integral part of these financial statements.

Statement of Investments (Unaudited) Cont'd

As at June 30, 2005		Cost	Market Value	% of Portfolio
No. of Units	**Power**			
446,526	Algonquin Power Income Fund	$ 4,308,361	$ 4,621,544	
208,004	AltaGas Income Trust	4,090,399	5,247,941	
396,563	Boralex Power Income Fund	3,893,277	4,382,021	
398,593	Calpine Power Income Fund	4,224,434	4,145,367	
454,429	Clean Power Income Fund	4,539,788	2,953,789	
352,772	Enbridge Income Fund	4,090,391	4,984,668	
255,390	Great Lakes Hydro Income Fund	3,893,070	4,992,875	
357,708	Innergex Power Income Fund	4,090,391	4,893,445	
332,417	Keyera Facilities Income Fund	4,090,391	5,431,694	
405,995	Macquarie Power Income Fund	4,090,400	4,608,043	
362,553	Northland Power Income Fund	4,210,969	5,315,027	
457,008	TransAlta Power, L.P.	4,326,908	4,501,529	
126,912	TransCanada Power, L.P.	4,366,328	4,644,979	
		54,215,107	60,722,922	11.8%
No. of Units	**Real Estate Investment Trusts**			
331,878	Alexis Nihon REIT	4,090,396	4,264,632	
249,795	Boardwalk REIT	4,090,393	4,895,982	
265,179	Calloway REIT	4,090,386	5,682,786	
317,640	Canadian Apartment Properties REIT	4,225,056	4,710,601	
400,730	Canadian Hotel Income Properties REIT	3,618,545	4,560,307	
265,373	Canadian REIT	3,862,334	5,124,353	
361,183	Chartwell Seniors Housing REIT	4,090,397	5,186,588	
279,026	Cominar REIT	3,936,385	5,265,221	
168,502	Dundee REIT	4,090,386	4,505,744	
247,038	H&R REIT	3,845,159	4,822,182	
368,006	InnVest REIT	3,446,366	4,452,873	
404,206	IPC US Income Commercial REIT	4,165,446	4,442,224	
574,091	Legacy Hotels REIT	4,090,398	4,196,605	
448,263	Morguard REIT	4,090,400	4,841,240	
318,939	O&Y REIT	4,090,393	4,784,085	
345,911	Primaris Retail REIT	4,090,398	4,894,641	
385,562	Retirement Residences REIT	4,273,598	3,504,759	
257,686	RioCan REIT	3,694,550	5,153,720	
239,130	Summit REIT	3,972,468	4,904,556	
429,438	TGS North American REIT	4,090,397	3,220,785	
		79,943,851	93,413,884	18.1%
No. of Units	**Resource**			
67,835	Fording Canadian Coal Trust	1,759,494	7,609,730	
379,619	Great Lakes Carbon Income Fund	4,090,395	4,635,148	
235,510	Labrador Iron Ore Royalty Income Fund	3,685,176	5,346,077	
370,937	Noranda Income Fund	3,643,677	4,618,166	
441,016	SFK Pulp Fund	3,483,212	2,200,670	
310,123	TimberWest Forest Corp.	3,513,777	4,568,112	
		20,175,731	28,977,903	5.6%
No. of Units	**Utilities and Infrastructure**			
215,957	BFI Canada Income Fund	2,866,402	5,895,626	
272,938	CCS Income Trust	3,278,042	7,915,202	
229,576	Chemtrade Logistics Income Fund	3,454,786	3,615,822	
299,503	Consumers' Waterheater Income Fund	3,663,376	4,875,909	
333,773	Contrans Income Fund	4,090,388	4,769,616	
421,747	Fort Chicago Energy Partners L.P.	3,882,532	5,486,928	
188,359	Gaz Metro	3,846,653	4,162,734	
386,127	Heating Oil Partners Income Fund	5,074,631	1,081,156	
540,938	Inter Pipeline Fund	3,531,019	5,290,374	
245,989	Livingston International Income Fund	3,622,851	5,234,646	
365,193	Pembina Pipeline Income Fund	4,423,587	5,076,183	
370,187	TransForce Income Fund	3,032,942	6,174,719	
500,967	Trinidad Energy Services Income Trust	4,090,396	6,262,088	
371,011	UE Waterheater Income Fund	4,090,396	5,082,851	
519,411	Westshore Terminals Income Fund	3,008,924	6,160,214	
		55,956,925	77,084,068	15.0%
	Total	$ 416,933,195	$ 514,616,352	100.0%

The accompanying notes are an integral part of these financial statements.

Notes to the Financial Statements (Unaudited)

June 30, 2005

1. OPERATIONS

Brompton Equal Weight Income Fund (the "Fund") is a closed-end investment trust created under the laws of the Province of Ontario on May 26, 2003, pursuant to an amended and restated declaration of trust. Computershare Trust Company of Canada is the Trustee and Brompton EWI Management Limited (the "Manager") is responsible for managing the affairs of the Fund. The Manager has retained Brompton Capital Advisors Inc. to acquire the portfolio and to rebalance it on an annual basis in accordance with the terms of the declaration of trust. The Fund commenced operations on July 16, 2003.

2. SIGNIFICANT ACCOUNTING POLICIES

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles and should be read in conjunction with the most recent audited financial statements at December 31, 2004. The significant accounting policies used in preparing these unaudited interim financial statements are consistent with those used in preparing the audited annual financial statements.

Certain comparative figures have been reclassified to conform to the current period's presentation of unitholders' capital and retained earnings.

3. UNITS OF THE FUND

The Fund is authorized to issue an unlimited number of transferable, redeemable units of beneficial interest, each of which represents an equal, undivided interest in the net assets of the Fund. Each unit entitles the holder to one vote and to participate equally with respect to any and all distributions made by the Fund. Units may be surrendered for redemption at any time during July of any year, but at least seven business days prior to the second last business day of July ("Redemption Date"). Redemption of surrendered units will be effected at net asset value on the Redemption Date of each year and will be settled on or before the tenth business day in August.

The Fund received approval from the Toronto Stock Exchange for a normal course issuer bid for the period from September 2, 2004 through to September 1, 2005. Pursuant to the issuer bid, the Fund may purchase up to 3,720,000 of its units for cancellation. The Fund may only repurchase units when the net asset value per unit exceeds its trading price. During the three and six months ended June 30, 2005, 30,600 units (2004 – 33,800) and 85,100 units (2004 – 56,600), respectively, were purchased for cancellation at an average price of $11.58 and $11.86 per unit, respectively.

The weighted average number of units outstanding for the six months ended June 30, 2005 was 37,193,660 (2004 – 41,919,554).

4. DISTRIBUTIONS PAYABLE TO UNITHOLDERS

Distributions, as declared by the Manager, are made on a monthly basis to unitholders of record on the last business day of each month. The distributions are payable no later than the tenth business day of the following month. For the three and six months ended June 30, 2005, the Fund declared total distributions of $0.252 (2004 – $0.246) and $0.503 (2004 – $0.492) per unit, respectively. Under the Fund's distribution reinvestment plan, unitholders may elect to reinvest monthly distributions in additional units of the Fund.

5. MANAGEMENT AND SERVICE FEES

Pursuant to a management agreement, the Manager provides management and administrative services to the Fund, for which it is paid a management fee equal to 0.45% per annum of the net asset value of the Fund plus applicable taxes. The Manager is responsible for paying fees to Brompton Capital Advisors Inc. The Fund also pays to the Manager a service fee equal to 0.30% per annum of the net asset value of the Fund. The service fee is in turn paid by the Manager to investment dealers based on the proportionate number of units held by clients of such dealers at the end of each calendar quarter.

6. INVESTMENT TRANSACTIONS

Investment transactions for the three and six months ended June 30 were as follows:

	Three months ended June 30 2005	Three months ended June 30 2004	Six months ended June 30 2005	Six months ended June 30 2004
Proceeds from sale of investments	$ —	$ 15	$ —	$ 15
Less cost of investments sold:				
Investments at cost, beginning of period	416,620,769	441,127,002	416,603,422	441,127,002
Investments purchased during the period	312,426	—	329,773	—
Investments at cost, end of period	(416,933,195)	(441,126,987)	(416,933,195)	(441,126,987)
Cost of investments sold during the period	—	15	—	15
Net realized gain (loss) on sale of investments	$ —	$ —	$ —	$ —

7. LOANS PAYABLE

Pursuant to an agreement with a Canadian chartered bank, the Fund has a 364-day renewable revolving credit facility and a term credit facility. The revolving credit facility provides for maximum borrowings of $9.0 million at either the prime rate of interest or the bankers' acceptance rate plus a fixed percentage. At June 30, 2005, the Fund had $2.85 million outstanding under this facility. The Fund has borrowed the maximum amount of $44.1 million under the term credit facility at a fixed rate of 5.06% until July 18, 2008. The credit facilities are secured by a first priority security interest over all of the Fund's assets.

Costs incurred to establish the credit facilities are deferred and amortized over the term of the facilities. For the three and six months ended June 30, 2005, the Fund has recorded amortization of these costs in the amount of $11,703 (2004 – $23,585) and $23,278 (2004 – $47,171), respectively.

The credit facilities are used by the Fund for the purchase of additional investments and for general Fund purposes.

BUSINESS TRUST

EQUAL WEIGHT INCOME FUND

BWI

The Fund

Business Trust Equal Weight Income Fund is a closed-end investment trust that is listed on the Toronto Stock Exchange under the symbol BWI.UN. The Fund is designed to provide investors with high monthly cash distributions by passively investing on an equally weighted basis in a diversified portfolio of business trusts. It invests in those business trusts that have a float capitalization over $150 million at the time of investment, pay a regular distribution and are listed on the TSX. The Fund is rebalanced on a quarterly basis. The Fund's passive investment strategy allows for a very low cost method of investing in the attractive income trust asset class. The Fund is RRSP, DPSP, RRIF and RESP eligible.

Management's Discussion and Analysis

The following information provides an analysis of the operations and financial position of the Fund and it should be read in conjunction with the financial statements and accompanying notes.

Distributions

During the three months ended June 30, 2005, the Fund distributed $0.24 per unit, at a rate of $0.08 per unit per month.

Approximately 15% of the 2004 distributions were classified as a return of capital for tax purposes. Since inception, the Fund has generated significant capital appreciation from its investments. As the Fund realizes capital gains, the return of capital component of the Fund's distributions will be replaced by capital gains. Based on information available at the time of writing, including capital gains of $3.6 million realized during the first half of 2005, it is expected that there will be little or no return of capital in 2005.

The Fund has a distribution reinvestment plan which allows participating unitholders to automatically reinvest monthly distributions in additional units of the Fund. For the quarter ended June 30, 2005, 2,663 units were acquired in the market at an average price of $11.45 per unit.

Investment Portfolio

As of June 30, 2005, the Fund's investments included a total of 60 business trusts, which is a net increase of two issuers from the end of the first quarter. Keystone North America Inc. was added to the portfolio during the second quarter rebalancing and Aeroplan Income Fund was added upon its initial public offering. At the time of the last rebalancing, each investment represented 1.7% of the market value of the portfolio, providing diversification both by issuer and industry. The breakdown of the portfolio is shown in the accompanying pie chart, and a detailed listing of the Fund's security holdings is provided in the financial statements.

Despite volatility in the income trust market during the first half of 2005, the S&P/TSX Capped Income Trust Index, excluding distributions from underlying income trusts, increased by 8.0% over this period. This increase was led by the strong performance of the oil and gas trusts (the S&P/TSX Capped Energy Trust Index increased by 12.7%) while business trusts have declined on average during the year.

Due to the weakness in the business trust sector of the income trust market in the first half of 2005, the Fund recorded net losses (realized and unrealized) of $1.2 million as detailed in the table below. Notwithstanding these losses, the Fund's portfolio has cumulative unrealized gains of $9.5 million from inception of the Fund to June 30, 2005, as reported in the Statement of Investments.


24%
3%
16%
37%
5%
10%
5%

Net Realized and Unrealized Gains (Losses) by Sector (millions)	First Quarter 2005	Second Quarter 2005	Year-to-Date 2005
Commercial	$ (0.2)	$ 0.7	$ 0.5
Consumer	(1.2)	(0.6)	(1.8)
Forest products	(0.1)	(0.3)	(0.4)
Manufacturing	(0.2)	0.4	0.2
Mining	0.4	—	0.4
Retail	(0.1)	—	(0.1)
Transportation and storage	0.2	(0.2)	—
Total	$ (1.2)	$ —	$ (1.2)

Net Asset Value

During the quarter ended June 30, 2005, the net asset value of the Fund decreased by $0.02 per unit to $11.97, and for the year-to-date, the net asset value of the Fund has decreased by $0.27 or 2.2%, broken down as follows:

	First Quarter 2005	Second Quarter 2005	Year-to-Date 2005	Since Inception
Net investment income	$ 0.22	$ 0.23	$ 0.45	$ 1.56
Net realized gain on sale of investments	0.50	0.20	0.70	1.01
Net change in unrealized gain on investments	(0.73)	(0.21)	(0.94)	1.84
Results of operations	(0.01)	0.22	0.21	4.41
Capital transactions	—	—	—	0.03
Less: distributions	(0.24)	(0.24)	(0.48)	(1.83)
Increase (decrease) in net asset value	$ (0.25)	$ (0.02)	$ (0.27)	$ 2.61

Liquidity and Capital Resources

As of June 30, 2005, the Fund had borrowings of $5.8 million under its credit facilities, which represented 8.6% of total assets. The interest rate on $5.4 million of the credit facilities has been fixed at 5.34% until October 2008 to reduce the Fund's exposure to rising short-term interest rates over the term. The remaining $0.4 million was borrowed under a 364-day revolving credit facility at the prime rate of interest and was used in part to acquire the investment in Aeroplan Income Fund on its initial public offering. The borrowings have been used principally to invest in additional portfolio investments to increase the overall distributions paid by the Fund.

To provide liquidity, units of the Fund are listed on the TSX under the symbol BWI.UN. The Fund's normal course issuer bid allows it to purchase its units on the TSX when they trade below net asset value. In such situations, purchases under the issuer bid are accretive to the net asset value of the Fund. A total of 5,600 units were purchased during the quarter under this bid at an average price of $11.26 per unit.

Unitholders may redeem units of the Fund on the second last business day of October of each year at the then current net asset value. When determining the net asset value for redemption purposes, the securities in the portfolio that are listed or traded on a stock exchange are valued by taking the weighted average trading price of the securities for the last three days of the month in which the redemption occurs.

Management Expense Ratio

The Fund has a very low management fee at 0.45% of net asset value per annum. When this fee is combined with the 0.30% service fee that is paid to investment dealers and the general and administrative expenses of the Fund, the management expense ratio for the quarter was 1.09% based on net assets and 0.98% based on total assets.

Outlook

The Fund's principal objectives are to provide investors with high monthly distributions by investing in an equally weighted, diversified portfolio of business income trusts and to receive the benefits of low management fees and the opportunity for capital appreciation. The Fund has exceeded these objectives since inception, particularly when considering the substantial cumulative gains in net asset value that it has achieved. We continue to believe in the long-term fundamentals of the business trust sector and the total return that it will provide, although values of the underlying investments may fluctuate over time.

Respectfully submitted on behalf of the Board,

Raymond R. Pether
President and Chief Executive Officer
Brompton Business Trust Management Limited
August 10, 2005

Mark A. Caranci
Chief Financial Officer
Brompton Business Trust Management Limited

This quarterly report contains forward-looking information which involves known and unknown risks, uncertainties and other factors which may cause actual results to be materially different than the results expressed or implied by such forward-looking information. In evaluating the forward-looking information contained herein, readers should consider various factors, including those described in the Fund's prospectus and other documents filed with regulatory authorities. The Fund is not obligated to update or revise the forward-looking information contained herein to reflect new events or circumstances.

Investment Highlights

	June 30, 2005	March 31, 2005	Dec. 31, 2004	Sept. 30, 2004	June 30, 2004
Net asset value per unit	$ 11.97	$ 11.99	$ 12.24	$ 11.12	$ 10.79
Quarterly distributions per unit	$ 0.240	$ 0.243	$ 0.430	$ 0.238	$ 0.231
Market price per unit	$ 11.60	$ 11.40	$ 12.10	$ 11.27	$ 10.90
Total assets (millions)	$ 67	$ 69	$ 70	$ 64	$ 62

Statements of Net Assets (Unaudited)

	June 30, 2005	Dec. 31, 2004
Assets		
Investments, at market value (cost 2005 – $57,330,719; 2004 – $54,664,080)	$ 66,787,812	$ 68,922,663
Cash and short-term investments	147,711	197,750
Distributions receivable	504,464	536,711
Deferred financing costs (note 7)	22,497	27,122
Total assets	67,462,484	69,684,246
Liabilities		
Accounts payable and accrued liabilities	136,971	143,849
Distributions payable to unitholders (note 4)	408,557	1,409,488
Loans payable (note 7)	5,775,000	5,400,000
Total liabilities	6,320,528	6,953,337
Unitholders' equity		
Unitholders' capital	48,026,554	48,174,173
Retained earnings	13,115,402	14,556,736
Net assets representing unitholders' equity	$ 61,141,956	$ 62,730,909
Units outstanding (note 3)	5,106,960	5,125,412
Net asset value per unit	$ 11.97	$ 12.24

Statements of Operations and Retained Earnings (Unaudited)

	Three months ended June 30 2005	Three months ended June 30 2004	Six months ended June 30 2005	Six months ended June 30 2004
Income				
Distributions from income funds (net of withholding taxes 2005 – $4,727, $10,869; 2004 – nil)	$ 1,457,861	$ 1,404,600	$ 2,818,830	$ 2,721,579
Interest income	87	51	169	291
	1,457,948	1,404,651	2,818,999	2,721,870
Expenses				
Management fee (note 5)	72,673	65,302	149,025	133,325
Service fee (note 5)	45,905	42,712	91,877	85,107
General and administrative	47,948	55,185	94,780	108,795
Interest and bank charges (note 7)	86,651	83,354	172,356	166,810
	253,177	246,553	508,038	494,037
Net investment income	1,204,771	1,158,098	2,310,961	2,227,833
Net realized gain on sale of investments (note 6)	1,003,481	605,060	3,583,444	2,042,343
Net change in unrealized gain on investments	(1,066,129)	(3,337,698)	(4,801,490)	(215,404)
Results of operations	$ 1,142,123	$ (1,574,540)	$ 1,092,915	$ 4,054,772
Retained earnings, beginning of period	$ 13,209,298	$ 9,955,627	$ 14,556,736	$ 5,522,466
Excess of stated value paid on repurchase of units	(10,411)	(48,238)	(64,556)	(58,966)
Distributions to unitholders	(1,225,608)	(1,180,674)	(2,469,693)	(2,366,097)
Retained earnings, end of period	$ 13,115,402	$ 7,152,175	$ 13,115,402	$ 7,152,175
Results of operations per unit[1]	$ 0.22	$ (0.30)	$ 0.21	$ 0.79

[1] Based on the weighted average number of units outstanding for the period (note 3).

The accompanying notes are an integral part of these financial statements.

Statements of Cash Flows (Unaudited)

	Three months ended June 30 2005	2004	Six months ended June 30 2005	2004
Cash flows from operating activities:				
Results of operations	$ 1,142,123	$ (1,574,540)	$ 1,092,915	$ 4,054,772
Adjustments to reconcile net cash provided by (used in) operations:				
Net realized gain on sale of investments	(1,003,481)	(605,060)	(3,583,444)	(2,042,343)
Net change in unrealized gain on investments	1,066,129	3,337,698	4,801,490	215,404
Amortization of deferred financing costs	2,325	5,852	4,625	13,041
Decrease (increase) in distributions receivable	(24,757)	(6,224)	32,247	63,984
Decrease in accounts payable and accrued liabilities	(20,449)	(135,995)	(6,878)	(212,111)
Purchase of investments (note 6)	(2,827,716)	(3,441,231)	(15,800,032)	(12,824,730)
Proceeds from sale of investments (note 6)	4,477,556	3,441,191	16,716,837	14,024,400
Cash provided by operating activities	2,811,730	1,021,691	3,257,760	3,292,417
Cash flows from financing activities:				
Proceeds from issuance of units (note 3)	68,975	171,218	116,564	212,905
Increase (decrease) in loans payable	(1,525,000)	500,000	375,000	(450,000)
Deferred financing costs paid	—	—	—	(14,909)
Distributions paid to unitholders (note 4)	(1,215,375)	(1,163,519)	(3,470,624)	(2,400,716)
Proceeds from distribution reinvestment plan (note 4)	—	9,276	—	9,767
Repurchase of units (note 3)	(63,064)	(524,551)	(328,739)	(599,942)
Cash used in financing activities	(2,734,464)	(1,007,576)	(3,307,799)	(3,242,895)
Net increase (decrease) in cash and short-term investments	77,266	14,115	(50,039)	49,522
Cash and short-term investments, beginning of period	70,445	102,799	197,750	67,392
Cash and short-term investments, end of period	$ 147,711	$ 116,914	$ 147,711	$ 116,914
Supplemental information:				
Interest paid	$ 86,788	$ 75,082	$ 167,472	$ 153,739

Statements of Changes in Net Assets (Unaudited)

	Three months ended June 30 2005	2004	Six months ended June 30 2005	2004
Net assets, beginning of period	$ 61,219,530	$ 58,223,453	$ 62,730,909	$ 53,812,777
Operations:				
Results of operations	1,142,123	(1,574,540)	1,092,915	4,054,772
Unitholder transactions:				
Proceeds from issuance of units (note 3)	68,975	171,218	116,564	212,905
Distributions to unitholders (note 4)	(1,225,608)	(1,180,674)	(2,469,693)	(2,366,097)
Proceeds from distribution reinvestment plan (note 4)	—	9,276	—	9,767
Repurchase of units (note 3)	(63,064)	(524,551)	(328,739)	(599,942)
	(1,219,697)	(1,524,731)	(2,681,868)	(2,743,367)
Net increase (decrease) in net assets	(77,574)	(3,099,271)	(1,588,953)	1,311,405
Net assets, end of period	$ 61,141,956	$ 55,124,182	$ 61,141,956	$ 55,124,182
Distributions per unit	$ 0.240	$ 0.231	$ 0.483	$ 0.461

The accompanying notes are an integral part of these financial statements.

Statement of Investments (Unaudited)

As at June 30, 2005		Cost	Market Value	% of Portfolio
No. of Units	Commercial			
70,127	Badger Income Fund	$ 1,193,912	$ 1,122,032	
65,535	Bell Nordiq Income Fund	875,591	1,192,737	
41,334	BFI Canada Income Fund	597,006	1,128,418	
37,857	CCS Income Fund	460,741	1,097,853	
73,939	Chemtrade Logistics Income Fund	1,220,779	1,164,539	
87,003	CML Healthcare Income Fund	990,500	1,204,992	
79,354	Custom Direct Income Fund	866,171	1,113,337	
52,989	Davis + Henderson Income Fund	824,946	1,108,530	
122,131	FMF Capital Group Ltd.	1,177,034	1,123,605	
78,482	Home Equity Income Trust	1,119,990	1,071,279	
55,287	Livingston International Income Fund	790,744	1,176,507	
51,073	Newalta Income Fund	679,498	1,129,224	
131,306	Peak Energy Services Trust	1,318,569	1,398,409	
106,057	The Data Group Income Fund	1,163,976	1,203,747	
		13,279,457	16,235,209	24.3%
No. of Units	Consumer			
114,070	ACS Media Income Fund	1,135,387	1,192,031	
27,500	Aeroplan Income Fund	275,000	324,500	
71,861	Centerplate Inc.	1,158,759	1,110,971	
78,983	Cineplex Galaxy Income Fund	808,817	1,263,728	
138,580	Clearwater Seafoods Income Fund	1,538,664	904,927	
59,227	Connors Bros. Income Fund	838,968	894,328	
69,493	Consumers' Waterheater Income Fund	882,782	1,131,346	
69,971	Energy Savings Income Fund	864,495	1,224,492	
100,081	Entertainment One Income Fund	1,146,723	970,786	
52,138	Gateway Casinos Income Fund	680,002	1,008,349	
105,019	KCP Income Fund	1,103,907	1,203,518	
104,542	Keystone North America Inc.	1,105,532	1,029,739	
85,416	Medical Facilities Corporation	1,155,251	1,118,095	
104,347	Menu Foods Income Fund	1,457,011	1,017,383	
93,218	Movie Distribution Income Fund	940,359	1,039,381	
131,745	Osprey Media Income Fund	1,308,728	1,152,769	
58,954	Otelco Inc.	1,136,338	1,104,798	
78,676	Priszm Canadian Income Fund	840,260	1,073,927	
36,630	Superior Plus Income Fund	851,681	1,166,666	
77,507	The Brick Group Income Fund	775,070	945,585	
107,248	Trinidad Energy Services Income Trust	740,193	1,340,600	
80,250	UE Waterheater Income Fund	864,851	1,099,425	
82,466	Yellow Pages Income Fund	967,401	1,229,568	
		22,576,179	24,546,912	36.8%
No. of Units	Forest Products			
201,458	SFK Pulp Fund	1,353,295	1,005,275	
78,123	TimberWest Forest Corp.	895,932	1,150,752	
		2,249,227	2,156,027	3.2%
No. of Units	Manufacturing			
97,518	Arctic Glacier Income Fund	965,590	1,067,822	
109,458	Gienow Windows & Doors Income Fund	1,238,131	1,160,255	
96,223	Great Lakes Carbon Income Fund	933,895	1,174,883	
87,425	Hardwoods Distribution Income Fund	934,136	1,018,501	
258,338	Rogers Sugar Income Fund	974,457	1,201,272	
106,248	Spinrite Income Fund	1,069,695	1,321,725	
133,407	Sun Gro Horticulture Income Fund	1,002,442	1,077,929	
87,130	Terravest Income Fund	1,277,498	1,198,038	
73,679	Tree Island Wire Income Fund	743,783	1,159,707	
		9,139,627	10,380,132	15.5%
No. of Units	Mining			
9,873	Fording Canadian Coal Trust	301,908	1,107,553	
48,378	Labrador Iron Ore Royalty Income Fund	802,987	1,098,181	
93,199	Noranda Income Fund	948,326	1,160,328	
		2,053,221	3,366,062	5.0%
No. of Units	Retail			
37,827	North West Company Fund	899,711	1,257,748	
53,846	Parkland Income Fund	962,161	1,071,535	
59,928	Sleep Country Canada Income Fund	746,538	1,197,961	
		2,608,410	3,527,244	5.3%
No. of Units	Transportation and Storage			
65,146	Contrans Income Fund	571,560	930,936	
72,154	PBB Global Logistics Income Fund	1,342,806	1,002,941	
85,020	Student Transportation of America Ltd.	1,124,389	1,147,770	
66,219	Transforce Income Fund	563,850	1,104,533	
130,633	Versacold Income Fund	1,133,778	1,178,310	
102,170	Westshore Terminals Income Fund	688,215	1,211,736	
		5,424,598	6,576,226	9.9%
	Total	$ 57,330,719	$ 66,787,812	100.0%

The accompanying notes are an integral part of these financial statements.

Notes to the Financial Statements (Unaudited)

June 30, 2005

1. OPERATIONS

Business Trust Equal Weight Income Fund (the "Fund") is a closed-end investment trust created under the laws of the Province of Ontario on September 25, 2003, pursuant to a declaration of trust. Computershare Trust Company of Canada is the Trustee and Brompton Business Trust Management Limited (the "Manager") is responsible for managing the affairs of the Fund. The Manager has retained Brompton Capital Advisors Inc. to acquire the portfolio and to rebalance it on a quarterly basis in accordance with the terms of the declaration of trust. The Fund commenced operations on October 22, 2003.

2. SIGNIFICANT ACCOUNTING POLICIES

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles and should be read in conjunction with the most recent audited financial statements at December 31, 2004. The significant accounting policies used for preparing these unaudited interim financial statements are consistent with those used in preparing the audited annual financial statements.

Certain comparative figures have been reclassified to conform to the current period's presentation of unitholders' capital and retained earnings.

3. UNITS OF THE FUND

The Fund is authorized to issue an unlimited number of transferable, redeemable units of beneficial interest, each of which represents an equal, undivided interest in the net assets of the Fund. Each unit entitles the holder to one vote and to participate equally with respect to any and all distributions made by the Fund. Units may be surrendered for redemption during October of any year, but at least fifteen business days prior to the second last business day of October ("Redemption Date"). Redemption of surrendered units will be effected at net asset value on the Redemption Date of each year and will be settled on or before the tenth business day in November.

The Fund received approval from the Toronto Stock Exchange to undertake a normal course issuer bid program for the period from November 8, 2004 through to November 7, 2005. Pursuant to the issuer bid, the Fund may purchase up to 506,000 of its units for cancellation when the net asset value per unit exceeds its trading price. For the three and six months ended June 30, 2005, 5,600 units (2004 – 50,400) and 28,100 units (2004 – 57,300), respectively, were purchased for cancellation.

For the three and six months ended June 30, 2005, the Fund issued 5,841 units (2004 – 5,833) and 9,648 units (2004 – 9,620), respectively, to the Manager in respect of its management fee (see note 5).

The weighted average number of units outstanding for the six months ended June 30, 2005 was 5,115,768 (2004 – 5,136,791).

4. DISTRIBUTIONS PAYABLE TO UNITHOLDERS

Distributions, as declared by the Manager, are made on a monthly basis to unitholders of record on the last business day of each month. The distributions are payable by the tenth business day of the following month. For the three and six months ended June 30, 2005, the Fund declared total distributions of $0.24 (2004 – $0.231) and $0.483 (2004 – $0.461) per unit, respectively. Under the Fund's distribution reinvestment plan, unitholders may elect to reinvest monthly distributions in additional units of the Fund which may be issued from treasury or purchased in the open market. For the three and six months ended June 30, 2005, no units (2004 – 887 and 934) were issued from treasury by the Fund.

5. MANAGEMENT AND SERVICE FEES

Pursuant to a management agreement, the Manager provides management and administrative services to the Fund, for which it is paid a management fee equal to 0.45% per annum of the net asset value of the Fund plus applicable taxes. The management fee may be paid in cash or units at the option of the Manager. To the extent that units are issued from treasury for this purpose, they will be issued at the net asset value per unit. During the six months ended June 30, 2005, the entire management fee was paid in units. The Manager is responsible for paying fees to Brompton Capital Advisors Inc. The Fund also pays to the Manager a service fee equal to 0.30% per annum of the net asset value of the Fund. The service fee is in turn paid by the Manager to investment dealers in proportion to the number of units held by clients of each dealer at the end of each calendar quarter.

6. INVESTMENT TRANSACTIONS

Investment transactions for the three and six months ended June 30 were as follows:

	Three months ended June 30 2005	Three months ended June 30 2004	Six months ended June 30 2005	Six months ended June 30 2004
Proceeds from sale of investments	$ 4,477,556	$ 3,441,191	$ 16,716,837	$ 14,024,400
Less cost of investments sold:				
Investments at cost, beginning of period	57,977,078	55,035,513	54,664,080	54,797,940
Investments purchased during the period	2,827,716	3,441,231	15,800,032	12,824,730
Investments at cost, end of period	(57,330,719)	(55,640,613)	(57,330,719)	(55,640,613)
Cost of investments sold during the period	3,474,075	2,836,131	13,133,393	11,982,057
Net realized gain on sale of investments	$ 1,003,481	$ 605,060	$ 3,583,444	$ 2,042,343

7. LOANS PAYABLE

Pursuant to an agreement with a Canadian chartered bank, the Fund has a 364-day renewable revolving credit facility and a term credit facility. The revolving credit facility provides for maximum borrowings of $2.8 million at either the prime rate of interest or the bankers' acceptance rate plus a fixed percentage. At June 30, 2005, the Fund had $375,000 (2004 – $550,000) outstanding under this facility. The Fund has borrowed the maximum amount of $5.4 million under the term credit facility at a fixed rate of 5.34% for a five-year period ending October 23, 2008. The credit facilities are secured by a first-priority security interest over all of the Fund's assets.

Costs incurred to establish the credit facilities are deferred and amortized over the term of the facilities. For the three and six months ended June 30, 2005, the Fund has recorded amortization of these costs in the amount of $2,325 (2004 – $5,852) and $4,625 (2004 – $13,041), respectively.

The credit facilities are used by the Fund for the purchase of additional investments and for general Fund purposes.

![Brompton Equity Split Corp. logo]

BROMPTON
EQUITY SPLIT CORP.

The Fund

Brompton Equity Split Corp. is a mutual fund corporation whose Class A and Preferred shares are listed on the Toronto Stock Exchange under the symbols BE and BE.PR.A respectively. The Company invests in a portfolio consisting primarily of Canadian common shares with a market capitalization of at least $500 million at the time of investment. Highstreet Asset Management Inc., the Company's portfolio manager, actively manages the portfolio using its proprietary GVQ+R™ investment strategy to seek out equity investments that offer more attractive growth, value and quality characteristics as compared to the S&P/TSX Capped Composite Index while maintaining market-like risk. Highstreet uses a quantitative investment methodology and rigorous buy and sell discipline to achieve superior long-term returns for its investors. Highstreet also writes covered call options on a portion of the securities held in the portfolio or cash covered put options to generate additional returns when it determines it is in the interest of the Company to do so.

The Company's investment objectives are to provide the Preferred shareholders with fixed cumulative preferential quarterly cash distributions of $0.13125 per Preferred share and to provide the Class A shareholders with regular monthly distributions targeted to be $0.10 per Class A share. The Preferred and Class A shares are RRSP, DPSP, RRIF and RESP eligible.

Management's Discussion and Analysis

The following information provides an analysis of the operations and financial position of the Company and it should be read in conjunction with the financial statements and accompanying notes.

Distributions

During the three months ended June 30, 2005, the Company distributed $0.30 per Class A share and $0.13125 per Preferred share. Distributions on the Preferred shares for tax purposes are comprised primarily of dividend income with the balance being capital gains, dividends and/or return of capital. Distributions on the Class A shares are comprised of a combination of return of capital and capital gains.

Investment Portfolio

As of June 30, 2005, the Company's investments included a total of 50 Canadian common stocks and nine US common stocks, which provide diversification by issuer and industry. The breakdown of the portfolio is shown in the accompanying pie chart, and a detailed listing of the Company's security holdings is provided in the financial statements.

Net realized and unrealized gains from the investment portfolio, including premiums from writing options for the quarter, equalled $1.2 million during the second quarter and $4.2 million year-to-date. The table below provides a breakdown of these gains or losses by sector.



27%
14%
35%
6%
9%
2%
7%

Net Realized and Unrealized Gains (Losses) by Sector (millions)	First Quarter 2005	Second Quarter 2005	Year-to-Date 2005
Financials	$ 0.2	$ 1.0	$ 1.2
Energy and utilities	2.9	2.0	4.9
Materials	0.2	(1.1)	(0.9)
Consumer	—	0.1	0.1
Communications and technology	(0.2)	(0.2)	(0.4)
Industrials	0.1	(0.4)	(0.3)
Health care	(0.2)	(0.2)	(0.4)
Total	$ 3.0	$ 1.2	$ 4.2

Net Asset Value

During the quarter ended June 30, 2005, the net asset value of the Class A shares increased by $0.48 or 3.4% to $14.53 per unit, broken down as follows:

	First Quarter 2005	Second Quarter 2005	Year-to-Date 2005	Since Inception
Net investment loss	$ (0.14)	$ (0.09)	$ (0.23)	$ (0.52)
Net realized loss on foreign transactions	—	—	—	(0.02)
Net realized loss on investments and options	(0.05)	(0.18)	(0.23)	(0.80)
Net change in unrealized gain on investments	0.97	0.55	1.52	3.60
Results of operations	0.78	0.28	1.06	2.26
Capital transaction	—	0.02	0.02	0.03
Less: distributions on Class A shares	(0.30)	(0.30)	(0.60)	(1.45)
Increase in net asset value	$ 0.48	$ —	$ 0.48	$ 0.84

Liquidity

To provide liquidity, shares of the Company are listed on the TSX under the symbols BE for the Class A shares and BE.PR.A for the Preferred shares. In addition, in April of each year, holders of Preferred and Class A shares may request that the Company retract an equal number of Class A shares and Preferred shares at a price equal to the net asset value per share of Class A and Preferred shares. On April 28, 2005, a total of 95,100 units were retracted at a price of $23.6036 per unit.

Management Expense Ratio

The Company has a low management fee for an actively managed fund of 1.0% of net asset value per annum. When this fee is combined with the 0.40% service fee that is paid to the investment dealers and the general and administrative expenses of the Company, the management expense ratio for the quarter was 1.64% based on net assets.

Outlook

While we believe in the long-term fundamentals of the equity markets and the investing skills of our portfolio manager, investors are cautioned that net asset values will fluctuate over time. The Company pays out distributions and expenses which in aggregate exceed its dividend revenue and therefore relies on future capital appreciation in the portfolio and, to a lesser extent, revenue from writing options to maintain distributions.

Respectfully submitted on behalf of the Board,

Raymond R. Pether
President and Chief Executive Officer
Brompton Equity Split Corp.
August 10, 2005

Mark A. Caranci
Chief Financial Officer
Brompton Equity Split Corp.

This quarterly report contains forward-looking information which involves known and unknown risks, uncertainties and other factors which may cause actual results to be materially different than the results expressed or implied by such forward-looking information. In evaluating the forward-looking information contained herein, readers should consider various factors, including those described in the Fund's prospectus and other documents filed with regulatory authorities. The Fund is not obligated to update or revise the forward-looking information contained herein to reflect new events or circumstances.

Portfolio Manager's Report

Portfolio Results

Brompton Equity Split Corp. has generated a gross return of 11.8% (annualized) since its inception on April 16, 2004. The total portfolio underperformed the TSX benchmark by 1.7% over this period. Although the Canadian equity portfolio kept pace with the market (up 13.7% since inception), the US equity portfolio significantly underperformed the TSX. The large cap stocks contained in the small US portfolio lagged the market. In addition, the strength of the Canadian dollar resulted in a drag on performance. Nonetheless, we remain confident that the addition of US securities to the portfolio will enhance both the return and risk profile of Brompton Equity Split Corp. in the longer run.

Canadian Portfolio

Highstreet is committed to our GVQ+R™ strategy, which ensures that our portfolio always has a strong growth, value, quality and risk profile.

Growth. We believe that earnings growth drives stock prices. Companies that are growing their earnings at a faster rate than the market are likely to be rewarded with a stock price that appreciates faster than the market. Since the inception of Brompton Equity Split Corp. we have continuously maintained an earnings growth rate in excess of the market. While earnings growth rates in the market have declined in recent months, they are still attractive relative to long run historical averages. At the end of June, the portfolio's earnings growth rate was 5.6% while the TSX averaged a 3.9% growth rate.

Value. We do not overpay for earnings growth. We maintain a P/E ratio that is lower than the TSX. Since April 2004, the portfolio has consistently had a lower valuation profile than the market. At the end of June, the price to earnings ratio of the portfolio was 12.9 times versus 15.4 times for the TSX.

Quality. We construct a quality portfolio – a portfolio with sustainable earnings growth. To achieve this goal, we focus on each company's reinvestment rate because it is a strong indicator of future earnings growth. The reinvestment rates of the portfolio and the TSX have been increasing since the inception of the portfolio. At the end of June, the reinvestment rate for the portfolio was 14.1% versus 11.4% for the TSX.

Risk. Our goal is that the risk profile of the portfolio is in line with the profile of the market. We target the portfolio to be within 80% to 120% of the TSX with respect to price volatility. Since the portfolio's inception, this has been the case, and at the end of June, the portfolio and TSX volatility rates were 11.3% and 10.5%, respectively.

Overall, the Canadian equity portfolio has been managed according to Highstreet's strategy.

Enhancement Strategies

US Equities. We have invested 9% of the total portfolio in the US equity market. The US portfolio has an attractive growth, value and quality profile and complements the Canadian portfolio. As well, it lowers the overall risk level of the Fund.

Options. We have not utilized the covered call option enhancement strategy in either the Canadian or US markets during the second quarter. This is due to the below average levels of implied volatilities and the corresponding decline in option premiums. Our models show that the reward from selling away upside via covered calls is limited in this environment.

HIGHSTREET
ASSET MANAGEMENT INC.

Investment Highlights

	June 30, 2005	March 31, 2005	Dec. 31, 2004	Sept. 30, 2004	June 30, 2004
Net asset value per Class A share	$ 14.53	$ 14.53	$ 14.05	$ 12.82	$ 13.00
Net asset value per Preferred share	$ 10.00	$ 10.00	$ 10.00	$ 10.00	$ 10.00
Quarterly distributions per Class A share	$ 0.30	$ 0.30	$ 0.30	$ 0.30	$ 0.25
Quarterly distributions per Preferred share	$ 0.13125	$ 0.13125	$ 0.13125	$ 0.13125	$ 0.06563
Market price per Class A share	$ 14.15	$ 13.71	$ 13.35	$ 12.50	$ 13.50
Market price per Preferred share	$ 10.70	$ 10.80	$ 10.55	$ 10.38	$ 10.35
Total assets (millions)	$ 83	$ 84	$ 81	$ 77	$ 78

Statements of Financial Position (Unaudited)

	June 30, 2005	Dec. 31, 2004
Assets		
Investments, at market value (cost 2005 – $67,302,701; 2004 – $72,697,967)	$ 79,219,590	$ 79,607,767
Cash and short-term investments	2,938,538	899,632
Amounts receivable for investments sold	571,441	—
Dividends and interest receivable	192,937	211,939
Total assets	82,922,506	80,719,338
Liabilities		
Accounts payable and accrued liabilities	194,771	148,114
Amounts payable for investments purchased	2,900,425	—
Distributions payable to shareholders (note 5)	461,941	475,521
Preferred shares (note 4)	32,349,000	33,300,000
Total liabilities	35,906,137	33,923,635
Shareholders' equity		
Class J shares (note 3)	100	100
Class A shares (note 3)	44,342,437	45,646,020
Contributed surplus	9,881	—
Retained earnings	2,663,951	1,149,583
Total shareholders' equity	47,016,369	46,795,703
Liabilities and shareholders' equity	$ 82,922,506	$ 80,719,338
Units outstanding (note 3)	3,234,900	3,330,000
Net asset value per unit	$ 24.53	$ 24.05
Net asset value per Preferred share	$ 10.00	$ 10.00
Net asset value per Class A share	$ 14.53	$ 14.05

The accompanying notes are an integral part of these financial statements.

Statements of Operations and Retained Earnings (Unaudited)

	Three months ended June 30 2005	Three months ended June 30 2004*	Six months ended June 30 2005	Six months ended June 30 2004*
Income				
Dividends (net of withholding taxes 2005 – $7,505, $13,160; 2004 – $7,059)	$ 430,490	$ 316,342	$ 738,858	$ 316,342
Interest	1,359	21,908	3,155	21,908
	431,849	338,250	742,013	338,250
Expenses				
Management fee (note 6)	212,165	168,766	429,664	168,766
Service fee (note 6)	47,163	36,131	97,578	36,131
General and administrative	59,248	63,926	119,719	63,926
	318,576	268,823	646,961	268,823
Net investment income before distributions	113,273	69,427	95,052	69,427
Distributions on Preferred shares (note 5)	(420,510)	(361,068)	(857,573)	(361,068)
Net investment loss	(307,237)	(291,641)	(762,521)	(291,641)
Net realized loss on investments and options (note 7)	(561,804)	(788,784)	(753,654)	(788,784)
Net realized gain (loss) on foreign currency transactions	1,599	(59,882)	(6,191)	(59,882)
Net change in unrealized gain on investments, options and foreign currencies	1,766,719	(323,313)	5,006,204	(323,313)
Results of operations	$ 899,277	$ (1,463,620)	$ 3,483,838	$ (1,463,620)
Retained earnings, beginning of period	$ 2,735,144	$ —	$ 1,149,583	$ —
Distributions on Class A shares (note 5)	(970,470)	(832,500)	(1,969,470)	(832,500)
Retained earnings (deficit), end of period	$ 2,663,951	$ (2,296,120)	$ 2,663,951	$ (2,296,120)
Results of operations per Class A share	$ 0.29	$ (0.44)	$ 1.06	$ (0.44)

* For the period from April 16, 2004 (commencement of operations) to June 30, 2004.

Statements of Cash Flows (Unaudited)

	Three months ended June 30 2005	Three months ended June 30 2004*	Six months ended June 30 2005	Six months ended June 30 2004*
Cash flows from operating activities:				
Results of operations	$ 899,277	$ (1,463,620)	$ 3,483,838	$ (1,463,620)
Adjustments to reconcile net cash provided by (used in) operations:				
Net realized loss on investments and options (note 7)	561,804	788,784	753,654	788,784
Net change in unrealized gain on investments and options	(1,771,017)	323,038	(5,007,089)	323,038
Decrease (increase) in dividends and interest receivable	(51,174)	(139,173)	19,002	(139,173)
Increase (decrease) in distributions payable	(4,070)	142,520	(4,070)	142,520
Increase (decrease) in accounts payable and accrued liabilities	(21,737)	408,930	46,657	408,930
Purchase of investments and options (note 7)	(11,056,850)	(85,517,825)	(30,088,846)	(85,517,825)
Proceeds from sale of investments and options (note 7)	16,137,272	7,178,973	37,059,442	7,178,973
Cash provided by (used in) operating activities	4,693,505	(78,278,373)	6,262,588	(78,278,373)
Cash flows from financing activities:				
Proceeds from issuance of Class J shares	—	100	—	100
Proceeds from issuance of Class A shares (net)	—	45,578,625	—	45,578,625
Proceeds from issuance of Preferred shares	—	33,300,000	—	33,300,000
Distributions paid to Class A shareholders (note 5)	(979,980)	(499,500)	(1,978,980)	(499,500)
Amounts paid for retraction of Class A shares	(1,293,702)	—	(1,293,702)	—
Amounts paid for retraction of Preferred shares	(951,000)	—	(951,000)	—
Cash provided by (used in) financing activities	(3,224,682)	78,379,225	(4,223,682)	78,379,225
Net increase in cash and short-term investments	1,468,823	100,852	2,038,906	100,852
Cash and short-term investments, beginning of period	1,469,715	—	899,632	—
Cash and short-term investments, end of period	$ 2,938,538	$ 100,852	$ 2,938,538	$ 100,852

* For the period from April 16, 2004 (commencement of operations) to June 30, 2004.

The accompanying notes are an integral part of these financial statements.

Statements of Changes in Shareholders' Equity (Unaudited)

	Three months ended June 30		Six months ended June 30	
	2005	2004*	2005	2004*
Shareholders' equity, beginning of period	$ 48,381,264	$ —	$ 46,795,703	$ —
Operations:				
Results of operations	899,277	(1,463,620)	3,483,838	(1,463,620)
Shareholder transactions:				
Proceeds from issuance of Class J shares (note 3)	—	100	—	100
Proceeds from issuance of Class A shares, net (note 3)	—	45,578,625	—	45,578,625
Retraction of Class A shares	(1,293,702)		(1,293,702)	
Distributions to Class A shareholders (note 5)	(970,470)	(832,500)	(1,969,470)	(832,500)
Net increase (decrease) in shareholders' equity	(1,364,895)	43,282,605	220,666	43,282,605
Shareholders' equity, end of period	$ 47,016,369	$ 43,282,605	$ 47,016,369	$ 43,282,605

* For the period from April 16, 2004 (commencement of operations) to June 30, 2004.

The accompanying notes are an integral part of these financial statements.

Statement of Investments (Unaudited)

As at June 30, 2005			Cost	Market Value	% of Portfolio
	No. of Shares	**Financials**			
	62,400	Royal Bank of Canada	$ 4,178,244	$ 4,736,160	
	70,700	Toronto Dominion Bank	3,291,103	3,863,048	
	89,600	Bank of Nova Scotia	3,260,340	3,632,384	
	60,750	Manulife Financial Corporation	3,111,892	3,554,482	
	52,700	Sun Life Financial Inc.	1,951,363	2,174,929	
	22,400	Canadian Imperial Bank of Commerce	1,533,444	1,697,696	
	29,600	Bank of Montreal	1,605,528	1,688,088	
	25,100	National Bank of Canada	1,183,709	1,365,691	
	44,700	Great-West Lifeco Inc.	1,162,592	1,244,895	
	32,500	Power Corporation of Canada	901,501	998,400	
US	12,500	Bank of America Corporation	715,878	698,289	
US	11,200	Wachovia Corporation	690,028	680,401	
	20,000	Power Financial Corporation	571,122	653,600	
	21,600	Industrial Alliance Insurance and Financial Services Inc.	583,632	610,632	
	17,842	Kingsway Financial Services Inc.	357,040	371,114	
			25,097,416	27,969,809	35.3%
	No. of Shares	**Energy and Utilities**			
	87,000	Encana Corporation	2,563,970	4,204,710	
	68,600	Canadian Natural Resources Limited	1,447,582	3,045,840	
	48,300	Talisman Energy Inc.	1,667,846	2,216,970	
	25,900	Petro-Canada	2,112,657	2,065,525	
	60,000	TransCanada Corporation	1,691,949	1,934,400	
	51,400	Enbridge Inc.	1,639,344	1,796,430	
	45,800	Nexen Inc.	1,283,087	1,703,760	
	31,600	Precision Drilling Corporation	1,043,432	1,525,964	
	28,000	Penn West Petroleum Ltd.	772,536	811,440	
US	11,200	ChevronTexaco Corp.	724,706	767,097	
	25,000	Ensign Resource Service Group Inc.	587,035	739,250	
US	7,700	Occidental Petroleum Corporation	605,748	725,524	
			16,139,892	21,536,910	27.2%
	No. of Shares	**Materials**			
	19,000	Potash Corporation of Saskatchewan Inc.	1,126,330	2,222,050	
	35,400	Teck Cominco Limited	808,536	1,463,436	
	47,800	Agrium Inc.	994,525	1,144,332	
	50,300	Methanex Corporation	1,144,798	1,010,024	
	47,101	Noranda Inc.	870,435	990,063	
	49,397	Goldcorp Inc.	943,829	962,747	
	20,300	Inco Limited	916,342	936,845	
	10,400	Ipsco Inc.	279,610	555,568	
	81,800	Aur Resources Inc.	568,747	552,150	
US	9,500	The Dow Chemical Company	531,630	518,133	
	23,700	First Quantum Minerals Limited	586,374	512,157	
			8,771,156	10,867,505	13.7%
	No. of Shares	**Consumer**			
	23,600	Gildan Activewear Inc.	535,602	758,032	
US	9,000	Altria Group, Inc.	699,056	712,760	
	28,400	Rona Inc.	424,438	700,912	
	5,700	George Weston Limited	643,834	617,424	
	17,800	Quebecor Inc.	570,312	525,456	
	16,684	Metro inc.	440,543	444,962	
	7,700	Canadian Tire Corporation, Limited	340,235	435,974	
	9,040	Dorel Industries Inc.	393,602	385,104	
	10,800	CORUS Entertainment Inc.	350,801	338,040	
	18,582	CanWest Global Communications Corporation	282,411	253,087	
			4,680,834	5,171,751	6.5%
	No. of Shares	**Communications and Technology**			
	81,000	BCE Inc.	2,263,594	2,349,000	
	49,200	TELUS Corporation	1,476,684	2,118,552	
	15,600	Research in Motion Limited	1,083,596	1,406,652	
	14,100	Cognos Inc.	777,450	589,944	
US	13,700	Verizon Communications Inc.	584,088	579,741	
			6,185,412	7,043,889	8.9%
	No. of Shares	**Industrials**			
	34,600	Canadian National Railway Company	2,129,763	2,445,528	
US	31,900	General Electric Company	1,414,603	1,353,814	
	24,700	Canadian Pacific Railway Limited	1,140,421	1,047,033	
	23,368	CP Ships Limited	485,821	449,834	
			5,170,608	5,296,209	6.7%
	No. of Shares	**Health Care**			
	39,100	Extendicare Inc.	606,381	704,582	
US	7,900	Johnson & Johnson	651,002	628,935	
			1,257,383	1,333,517	1.7%
		Total	$ 67,302,701	$ 79,219,590	100.0%

The accompanying notes are an integral part of these financial statements.

Notes to the Financial Statements (Unaudited)

June 30, 2005

1. OPERATIONS

Brompton Equity Split Corp. (the "Company") is a mutual fund corporation established under the laws of the Province of Ontario on February 13, 2004. Brompton Equity Split Management Limited (the "Manager") is responsible for managing the affairs of the Company. Highstreet Asset Management Inc. manages the Company's portfolio. The Company commenced operations on April 16, 2004.

2. SIGNIFICANT ACCOUNTING POLICIES

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles and should be read in conjunction with the most recent audited financial statements at December 31, 2004. The significant accounting policies used in preparing these unaudited interim financial statements are consistent with those used in preparing the audited financial statements.

3. SHARE CAPITAL

Class J shares

The Company is authorized to issue an unlimited number of Class J shares.

On February 19, 2004, the Company issued 100 Class J shares to a trust for cash consideration of $100. As of June 30, 2005, 100 Class J shares are outstanding.

Class J shares are not entitled to receive dividends but are entitled to one vote per share. The Class J shares are redeemable and retractable at a price of $1.00 per share. The Class J shares rank subsequent to both the Preferred shares and the Class A shares with respect to distributions on the dissolution, liquidation or winding-up of the Company.

Class A shares

The Company is authorized to issue an unlimited number of Class A shares.

On April 16, 2004 the Company completed its initial public offering of 3,200,000 Class A shares at a price of $15.00 per share for proceeds, net of agents' fees and issuance costs, of $43,837,395.

On April 28, 2004, the Company completed the issuance of an additional 130,000 Class A shares at a price of $15.00 per share for proceeds, net of agents' fees, of $1,808,625. The issuance of these additional shares was pursuant to the exercise of the over-allotment option granted to the agents in connection with the initial public offering.

The weighted average number of Class A shares outstanding for the period ended June 30, 2005 was 3,296,373 (2004 – 3,330,000).

The Company intends to pay monthly, non-cumulative distributions to the holders of Class A shares. No distributions will be paid on Class A shares if (i) the distributions payable on the Preferred shares are in arrears, or (ii) after the payment of the distributions by the Company, the net asset value ("NAV") per unit would be less than $15.00. A unit means a notional unit consisting of one Preferred share and one Class A share. The Class A shares rank subsequent to the Preferred shares but in priority to the Class J shares with respect to the payment of distributions and the repayment of capital on the dissolution, liquidation or winding-up of the Company. Each Class A share is entitled to one vote.

All Class A shares outstanding on May 31, 2011 will be redeemed by the Company on that date. The redemption price payable by the Company for a Class A share on that date will be equal to the greater of (i) the NAV per unit less $10.00 and (ii) nil.

Class A shares may be surrendered at any time for retraction by the Company but at least ten business days prior to the second last business day of a month ("Retraction Date"). Holders of Class A shares whose Class A shares are surrendered for retraction will be entitled to receive a price per Class A share equal to 96% of the difference between (i) the NAV per unit determined as of the second last business day of the month ("Retraction Date") and (ii) the cost to the Company of the purchase of a Preferred share for cancellation. If the NAV per unit is less than $10.00, plus any accrued and unpaid distributions on a Preferred share, the retraction price of a Class A share will be nil.

A holder of Class A shares may concurrently retract an equal number of Class A and Preferred shares on the April Retraction Date of each year, at a price per unit equal to the NAV per unit on that date. The Class A shares and the Preferred shares must both be surrendered for retraction at least ten business days prior to the April Retraction Date. On April 28, 2005, 95,100 Class A shares were retracted.

4. PREFERRED SHARES

The Company is authorized to issue an unlimited number of Preferred shares.

On April 16, 2004, the Company completed its initial public offering of 3,200,000 Preferred shares at a price of $10.00 per share for proceeds of $32,000,000.

On April 28, 2004 the Company completed the issuance of an additional 130,000 Preferred shares at a price of $10.00 per share for proceeds of $1,300,000. The issuance of these additional shares was pursuant to the exercise of the over-allotment option.

Holders of Preferred shares are entitled to receive fixed, cumulative preferential quarterly cash distributions of $0.13125 per share. The Preferred shares rank in priority to the Class A shares with respect to the payment of distributions and the repayment of capital on the dissolution, liquidation, or winding-up of the Company. Each Preferred share is entitled to one vote.

All Preferred shares outstanding on May 31, 2011 will be redeemed by the Company on that date. The redemption price payable by the Company for a Preferred share will be equal to the lesser of (i) $10.00 plus any accrued and unpaid distributions thereon and (ii) the NAV of the Company on that date divided by the number of Preferred shares then outstanding.

Preferred shares may be surrendered at any time for retraction by the Company but at least ten business days prior to the second last business day of a month ("Retraction Date"). Shareholders whose Preferred shares are retracted will be entitled to receive a price per share equal to 96% of the lesser of (i) the NAV per unit determined as of the relevant Retraction Date less the cost to the Company of the purchase of a Class A share for cancellation and (ii) $10.00. The cost of the purchase of a Class A share will include the purchase price of the Class A share, commission and other costs, if any, related to the liquidation of any portion of the portfolio required to fund such purchase.

A holder of Preferred shares may also concurrently retract an equal number of Preferred shares and Class A shares on the April Retraction Date of each year, at a price per unit equal to the NAV per unit on that date. The Preferred shares and Class A shares must both be surrendered for retraction at least ten business days prior to the April Retraction Date. On April 28, 2005, 95,100 Preferred shares were retracted.

The Preferred shares have been presented as liabilities in the financial statements in accordance with Section 3860 of the CICA Handbook.

5. DISTRIBUTIONS PAYABLE TO SHAREHOLDERS

Distributions, as declared by the Manager, are made on a quarterly basis on the Preferred shares and on a monthly basis on the Class A shares. The distributions are payable no later than the tenth business day of the following month.

For the three and six months ended June 30, 2005, the Company declared distributions of $0.13125 (2004 – $0.06563) and $0.2625 (2004 – $0.06563) per Preferred share, respectively, and $0.30 (2004 – $0.25) and $0.60 (2004 – $0.25) per Class A share, respectively.

6. MANAGEMENT AND SERVICE FEES

Pursuant to a management agreement, the Manager provides management and administrative services to the Company, for which it is paid a management fee equal to 1.00% per annum of the net asset value of the Company, plus applicable taxes. The Manager is responsible for paying fees to Highstreet Asset Management Inc., the portfolio manager for the Company. These fees are calculated and payable monthly. The Company also pays to the Manager a service fee equal to 0.40% per annum of the net asset value of the Class A shares. The service fee is in turn paid by the Manager to investment dealers in proportion to the number of shares held by clients of each dealer at the end of each calendar quarter.

7. INVESTMENT TRANSACTIONS

Investment transactions for the three and six months ended June 30, 2005 were as follows:

	Three months ended June 30		Six months ended June 30	
	2005	2004	2005	2004
Proceeds from sale of investments	$ 15,937,900	$ 7,233,867	$ 37,630,883	$ 7,233,867
Less cost of investments and options sold:				
Investments and options at cost, beginning of period	71,211,018	—	72,697,967	—
Investments and options purchased during the period	12,591,387	85,517,825	32,989,271	85,517,825
Investments and options at cost, end of period	(67,302,701)	(77,495,174)	(67,302,701)	(77,495,174)
Cost of investments and options sold during the period	16,499,704	8,022,651	38,384,537	8,022,651
Net realized loss on investments and options	$ (561,804)	$ (788,784)	$ (753,654)	$ (788,784)

8. INCOME TAXES

	June 30, 2005
Future income tax assets:	
Losses carried forward	$ 1,651,571
Share issue expenses	1,342,841
Future income tax assets	2,994,412
Future income tax liability:	
Dividends receivable	$ 83,194
Future income tax liability	83,194
Less: valuation allowance	(2,911,218)
Net future income taxes	$ —

As at June 30, 2005, the Company has non-capital and net capital loss carry-forwards for income tax purposes of $2,575,636 (expiry beginning in 2014) and $1,254,539, respectively.

Flaherty & Crumrine

INVESTMENT GRADE PREFERRED FUND

The Fund

Flaherty & Crumrine Investment Grade Preferred Fund is a closed-end investment trust that is listed on the Toronto Stock Exchange under the symbol FAC.UN. The Fund invests in a portfolio of hybrid preferred securities and various debt instruments of North American issuers with a focus on hybrid preferred securities. All securities purchased by the Fund are rated investment grade at the time of investment. Substantially all of the US dollar foreign exchange exposure of the Fund's portfolio is hedged to the Canadian dollar at all times. Also, under normal market conditions, 100% of the portfolio will be hedged using the safety net hedge strategy, which is intended to mitigate the impact of significant increases in long-term interest rates on the net asset value of the portfolio, while permitting the net asset value to benefit from declines in interest rates.

The units of the Fund have received a rating of P-2(low)f by Standard & Poor's. The Fund is managed by Brompton Preferred Management Limited and the portfolio is actively managed by Flaherty & Crumrine Incorporated, which is headquartered in Pasadena, California.

The Fund's investment objectives are to provide unitholders with a stable stream of monthly distributions equal to $1.75 per annum, to mitigate the impact of significant interest rate increases on the value of the portfolio through the use of the safety net hedge, and to preserve the net asset value per unit. To date all of the objectives have been achieved.

As a result of the recent elimination of the 30% foreign content rules for registered accounts, investors are no longer subject to this investment restriction. Previously the Fund would have qualified as foreign property for registered accounts; however, as this classification is no longer applicable, investors may allocate a greater portion of their registered portfolio to this Fund.

Unitholders Meeting

The directors of the Fund's management company have approved the calling of a unitholders meeting to consider a number of resolutions including a resolution to increase the permissible leverage for the Fund from 25% to 35% of total assets. The increase in leverage will result in an increase in net investment income for the Fund under current economic conditions. All of the proposed resolutions will be described in a circular to be mailed to unitholders in approximately 30 days time.

Management's Discussion and Analysis

The following information provides an analysis of the operations and financial position of the Fund and it should be read in conjunction with the financial statements and accompanying notes.

Distributions

During the three months ended June 30, 2005, the Fund distributed $0.43749 per unit, representing the target unit distribution rate of $1.75 per annum.

In 2004, approximately 31% of the distributions were classified as a return of capital for tax purposes. At this time, as a result of the significant realized capital gains on the close out of certain forward foreign exchange contracts, it is expected that the portion of the distributions of the Fund that would normally qualify as a return of capital in 2005 will now be treated as capital gains.

The Fund has a distribution reinvestment plan which allows participating unitholders to automatically reinvest monthly distributions in additional units of the Fund. During the quarter, a total of 427 units were issued out of treasury at an average price of $23.64 per unit.

Sustainability of Distributions

A number of unitholders of the Fund have asked whether the distribution rate of $1.75 per unit per annum is sustainable under current market conditions. The answer for the balance of 2005 is yes. In the second quarter of 2005 net investment income was less than distributions paid to unitholders due to increasing borrowing costs and the rising Canadian dollar. However, the substantial capital gains realized to date are sufficient to ensure the current distribution rate for 2005. Investors are also reminded that a portion of the manager's fee is currently paid in units which increases cash available for distribution.

An increase in leverage from 25% to 35% of total assets, if approved by unitholders at the upcoming unitholders meeting, will increase net investment income to a level which will support the $1.75 annual distribution rate based on current economic conditions and interest rate levels.

Investment Portfolio

As of June 30, 2005, the Fund's investments included a total of 69 hybrid preferred securities and 26 debt securities which are diversified by issuer and industry. All of the securities of the Fund were rated investment grade by at least one rating agency at the time of purchase. 90.8% of the portfolio is invested in the banking, finance, insurance and utilities sectors, which are industries that are subject to regulatory oversight. The breakdown of the portfolio is shown in the accompanying pie charts, and a detailed listing of the Fund's security holdings is provided in the financial statements.

Portfolio Mix


Insurance 17%
Financial services 11%
Utilities 26%
Banking 36%
Telecommunications 4%
Miscellaneous industries 5%
Oil and gas 1%


Corporate debt 37%
Preferred securities 63%

Net Asset Value

During the quarter ended June 30, 2005, the net asset value per unit of the Fund increased by $0.13 per unit to $23.82. For the year-to-date, the net asset value of the Fund has decreased by $0.70 per unit or 2.9%, broken down as follows:

	First Quarter 2005	Second Quarter 2005	Year-to-Date 2005	Since Inception
Net investment income	$ 0.34	$ 0.38	$ 0.72	$ 1.48
Net realized loss on investments, options and foreign currency transactions	(0.10)	(0.43)	(0.53)	(1.33)
Net realized gain (loss) on forward contracts	2.29	(0.14)	2.15	3.08
Net change in unrealized loss on investments, options and foreign currency transactions	(0.28)	1.05	0.77	(0.73)
Net change in unrealized gain on forward contracts	(2.65)	(0.29)	(2.94)	(0.33)
Results of operations	(0.40)	0.57	0.17	2.17
Capital transactions	0.01	—	0.01	—
Less: distributions	(0.44)	(0.44)	(0.88)	(1.90)
Increase (decrease) in net asset value	$ (0.83)	$ 0.13	$ (0.70)	$ 0.27

Currency Hedge

The Fund's portfolio is comprised of securities denominated in US dollars. The Fund hedges its foreign currency exposure in two ways: by borrowing in US dollars and by entering into foreign currency forward contracts. Approximately 75% of the portfolio's US dollar exposure is hedged using forward contracts and the remaining 25% is hedged by the Fund's US dollar borrowings. On a regular basis, the total notional amount of these forwards is adjusted to match the Fund's net US dollar exposure. In the period from May 17, 2004 (commencement of operations) to June 30, 2005 the Canadian dollar has appreciated by 9.3% versus the US dollar and, as a result, the Fund has realized significant gains on the Fund's forward contracts. In particular, in March 2005 the Fund closed out two of its original forward contracts which it had entered into following the initial public offering in May 2004 and realized total gains of $16.6 million. These gains offset foreign exchange losses on the Fund's US dollar assets as a result of the appreciation of the Canadian dollar against the US dollar and have been invested in portfolio securities.

At the time of the close out of the two original forward contracts, the Fund entered into a new ten-year forward contract to hedge two-thirds of its net US dollar exposure. The remaining net exposure was hedged with a shorter term forward contract. The ten-year contract is more sensitive than shorter term contracts to changes in the differential between US and Canadian ten-year interest rates and this will cause fluctuations in the net asset value of the Fund over the term of the forward contract. Changes in interest rate differentials from the start of the ten-year forward contract reduced the net asset value per unit by approximately $0.23 by the end of the second quarter. At the time of writing this net book loss has reversed.

Safety Net Hedge

For the three months ended June 30, 2005, the various put options used to implement the safety net hedge incurred losses of $1.0 million. In addition, over the same period, the Fund had unrealized losses of $0.5 million on options and $4.9 million on the investment portfolio at June 30, 2005.

When long-term interest rates decline or increase only slightly, the Fund expects to lose money on the safety net hedge. Since the hedge is constructed primarily by purchasing put options on US Treasury bond futures, the Fund's loss on the hedge is limited to the cost of the puts. When long-term interest rates increase significantly, the Fund expects to make money on the safety net hedge. The Fund does not hedge changes in short-term interest rates.

It is important to remember that the safety net hedge will not perfectly protect the Fund against increases in interest rates. To reduce the ongoing cost of hedging, the hedge is typically structured so that unitholders bear some initial risk to the net asset value as interest rates increase. In addition, the Fund's preferred securities may not track perfectly with the hedge instrument as interest rates change. However, even if the hedge results are less than perfect, any gains realized on the hedge may permit the Fund to increase its distribution rate if interest rates rise significantly because the gains can be invested in additional preferred securities.

Liquidity and Capital Resources

As of June 30, 2005, the Fund had borrowings of $57.0 million (US$46.5 million) under its revolving credit facility, which represented 24% of total assets. The rate paid on these borrowings is adjusted monthly based on the London-Interbank Offered Rate ("LIBOR"). The borrowings have been used to invest in additional portfolio investments to enhance the distributions paid by the Fund.

To provide liquidity, the Fund's units are listed on the TSX under the symbol FAC.UN. The Fund's normal course issuer bid allows it to purchase its units on the TSX when they trade below net asset value. As a result, purchases under the issuer bid are accretive to the net asset value of the Fund. No units were purchased during the period ended June 30, 2005.

On an annual basis, unitholders may redeem units of the Fund on the second last business day of May of each year at the then current net asset value. On May 30, 2005, a total of 500 units were redeemed for total proceeds of $11,754 ($23.5083 per unit). In addition, on a monthly basis, unitholders may redeem units on the second last business day of each month at a price equal to the lesser of: (i) 96% of the weighted average trading price of the units for the ten trading days preceding the redemption date and (ii) 100% of the closing market price of the units on the redemption date. On June 29, 2005, 600 units were redeemed at $23.2227 per unit.

Management Expense Ratio

The Fund has a low management fee for an actively managed fund of 1.00% of net asset value per annum. When this fee is combined with the 0.30% service fee that is paid to investment dealers and the general and administrative expenses of the Fund, the management expense ratio for the quarter was 1.53% based on net assets and 1.17% based on total assets.

Outlook

While we believe in the long-term fundamentals of the investment strategy and the skill of our portfolio manager, investors are cautioned that net asset values will fluctuate over time.

Respectfully submitted on behalf of the Board,

Raymond R. Pether
President and Chief Executive Officer
Brompton Preferred Management Limited
August 10, 2005

Mark A. Caranci
Chief Financial Officer
Brompton Preferred Management Limited

This quarterly report contains forward-looking information which involves known and unknown risks, uncertainties and other factors which may cause actual results to be materially different than the results expressed or implied by such forward-looking information. In evaluating the forward-looking information contained herein, readers should consider various factors, including those described in the Fund's prospectus and other documents filed with regulatory authorities. The Fund is not obligated to update or revise the forward-looking information contained herein to reflect new events or circumstances.

Portfolio Manager's Report

From its inception on May 17, 2004 through June 30, 2005, the Flaherty & Crumrine Investment Grade Preferred Fund has earned an annualized total return on net asset value ("NAV") of +8.4%. This includes the Second Quarter of 2005, when the Fund earned +2.4% on NAV.

Along with US Federal Reserve Chairman Alan Greenspan, we share a frustration with the "conundrum" of falling long-term interest rates in the face of steady increases in short-term rates. Since the inception of the Fund, short-term interest rates in the US have climbed more than 2%. During the same period, long-term rates have *fallen* by over 1%, and as a result the Fund's interest rate hedges proved to be an unnecessary drag on performance. Although increasing short-term rates relative to long-term rates reduces the Fund's ongoing cost of interest rate hedging, rising short-term interest rates have the direct and immediate effect of increasing the rate the Fund must pay on its short-term bank borrowings. In addition, falling long-term interest rates increase the likelihood that some of the higher yielding securities in the portfolio will be redeemed by their issuers, forcing us to replace them with lower yielding new issues.

Market conditions will always have an impact on any leveraged fund's sustainable distribution rate. What makes the Fund unusual, however, is the use of the "safety net" hedging strategy which is expected to result in the Fund's income increasing as long-term interest rates rise significantly, while being relatively resistant to declines in long-term interest rates, such as we've seen recently. Also, it's important to remember that the Fund's *interest rate* hedges are designed to mitigate the impact of significant increases in *long-term* interest rates. We don't attempt to hedge short-term rates.

We resolutely avoid predicting interest rates, but it is difficult for us to believe that long-term interest rates can remain this low if the US economy continues along its current pace. If long-term rates do increase, the Fund's interest rate hedges should appreciate in value, and a portion of those gains could be reinvested in additional income producing securities. In addition, issuers would be less inclined to call some of the higher yielding issues, since the cost of refinancing would presumably go up.

Of course, our investment approach will remain the same regardless of the direction of long-term interest rates. We identify companies with stable or improving fundamental credit quality, and invest in the most attractive securities we can find. Owning the best issues at the best prices available sounds a lot like favouring motherhood and apple pie. To us, however, it means much more. We begin with credit quality. Our analysts dissect the balance sheet and income statements of every company we invest in. As investors in the preferred and debt securities of a company, we think more as lenders than owners; we're more concerned about stability than growth.

The next step for us is to understand the nuances of each particular security we buy. If we drew a continuum of ways to invest in a company, common stock would be at one end and senior borrowing (e.g. corporate bonds) would be at the other. The area in the middle is occupied by the various types of "hybrid" securities the Fund may invest in. The terms and covenants in these issues can vary quite a bit, and these differences affect the value of the security.

The final step is valuation. We take apart all of the pieces and use a combination of experience and analytic tools to value each part, and then we add them all up. With this price in hand, we simply try to be a good neighbour – if someone wants to sell below our price or buy above our price, we'll make every effort to accommodate them!

Thus far, the Fund has coped reasonably well with the increases in short-term rates as long-term interest rates have declined, a yield curve shift without precedent for this phase of a US economic cycle. As discussed previously, we don't anticipate the current conditions to persist for long, but if they do, at some point they may adversely affect the Fund's distribution rate.

One of the strategies of the Fund is to attempt to insulate the Canadian investor from currency risk by hedging the US dollar denominated portfolio of preferred and corporate securities back to Canadian dollars. A critical decision when hedging currency risk is whether the term of the hedge is short-term or long-term. Both types of hedges help reduce currency risk, but they have different effects on the income and NAV of the Fund. A short-term hedge will minimize weekly NAV volatility, but will generate volatility in realized gains and losses, which in turn affect the income generated by the Fund's portfolio. In addition, because the interest rate differential between the US and Canada is always changing, the cost of rolling a series of short-term hedges is more variable than it is with a long-term hedge. Alternatively, while a long-term hedge will fix the implied interest cost of the hedge and reduce the frequency of realized gains or losses, it will make the Fund subject to greater weekly NAV volatility as the interest rate differential changes. Fund management and the Board of Directors discussed these issues, and, in view of the investment objectives of the Fund, decided to emphasize long-term stability of income and currency hedging cost over weekly NAV stability. Accordingly, the Fund structured its currency hedges approximately two-thirds long-term and one-third short-term. We agree this is an appropriate balance of currency hedges given the long-term nature of the Fund and its investments.

Further information on the specific holdings in the Fund can be found by visiting a website maintained by Flaherty & Crumrine at www.preferredstockguide.com and using the "search" function.

Flaherty & Crumrine Incorporated

Investment Highlights

	June 30, 2005	March 31, 2005	Dec. 31, 2004	Sept. 30, 2004	June 30, 2004
Net asset value per unit	$ 23.82	$ 23.69	$ 24.52	$ 24.40	$ 23.54
Quarterly distributions per unit	$ 0.43749	$ 0.43749	$ 0.43749	$ 0.43749	$ 0.14583
Market price per unit	$ 24.30	$ 24.90	$ 25.55	$ 26.39	$ 25.85
Total assets (millions)	$ 236	$ 232	$ 233	$ 247	$ 241

Statements of Net Assets (Unaudited)

	June 30, 2005	Dec. 31, 2004
Assets		
Investments, at market value (cost 2005 – $238,529,625; 2004 – $220,989,277)	$ 232,507,287	$ 209,642,781
Cash and short-term investments	3,565,412	2,484,003
Dividends and interest receivable	2,288,423	1,996,895
Unrealized gain (loss) on forward contracts (note 7)	(2,497,610)	19,308,673
Deferred financing costs (note 8)	—	32,155
Total assets	235,863,512	233,464,507
Liabilities		
Accounts payable and accrued liabilities	435,488	544,386
Distributions payable to unitholders (note 4)	1,083,093	1,081,560
Amounts payable for investments purchased	488,235	—
Redemptions payable to unitholders (note 3)	13,934	—
Loans payable (note 8)	56,953,188	49,962,857
Total liabilities	58,973,938	51,588,803
Unitholders' equity		
Unitholders' capital	174,942,711	174,688,404
Contributed surplus	223	—
Retained earnings	1,946,640	7,187,300
Net assets representing unitholders' equity	$ 176,889,574	$ 181,875,704
Units outstanding (note 3)	7,427,095	7,416,581
Net asset value per unit	$ 23.82	$ 24.52

The accompanying notes are an integral part of these financial statements.

Statements of Operations and Retained Earnings (Unaudited)

	Three months ended June 30 2005	2004*	Six months ended June 30 2005	2004*
Income				
Interest income	$ 2,627,886	$ 1,096,627	$ 4,849,294	$ 1,096,627
Dividends	1,325,688	494,769	2,712,655	494,769
	3,953,574	1,591,396	7,561,949	1,591,396
Expenses				
Advisor fee (note 5)	284,209	146,245	580,404	146,245
Management fee (note 5)	163,853	80,078	334,364	80,078
Service fee (note 5)	132,887	64,590	264,957	64,590
General and administrative	84,769	55,879	171,060	55,879
Interest and bank charges (note 8)	473,670	125,569	883,265	125,569
	1,139,388	472,361	2,234,050	472,361
Net investment income	2,814,186	1,119,035	5,327,899	1,119,035
Net realized loss on investments, options, and foreign currency transactions (notes 6 & 8)	(3,228,348)	(2,130,431)	(3,955,972)	(2,130,431)
Net realized gain (loss) on forward contracts (note 7)	(1,014,396)	558,438	15,976,516	558,438
Net change in unrealized loss on investments, options, and foreign currency transactions (notes 7 & 8)	7,768,136	(3,246,566)	5,711,391	(3,246,566)
Net change in unrealized gain (loss) on forward contracts (note 7)	(2,133,312)	4,721,080	(21,806,283)	4,721,080
Results of operations	$ 4,206,266	$ 1,021,556	$ 1,253,551	$ 1,021,556
Retained earnings, beginning of period	$ 988,877	$ —	$ 7,187,300	$ —
Distributions to unitholders	(3,248,503)	(1,079,287)	(6,494,211)	(1,079,287)
Retained earnings, end of period	$ 1,946,640	$ (57,731)	$ 1,946,640	$ (57,731)
Results of operations per unit[1]	$ 0.57	$ 0.14	$ 0.17	$ 0.14

* For the period from May 17, 2004 (commencement of operations) to June 30, 2004.
[1] Based on the weighted average number of units outstanding for the period (note 3).

Statements of Cash Flows (Unaudited)

	Three months ended June 30 2005	2004*	Six months ended June 30 2005	2004*
Cash flows from operating activities:				
Results of operations	$ 4,206,266	$ 1,021,556	$ 1,253,551	$ 1,021,556
Adjustments to reconcile net cash provided by (used in) operations:				
Net realized loss on sale of investments, options and foreign currency transactions	3,352,249	2,804,055	3,841,396	2,804,055
Net change in unrealized loss on investments, options and foreign currency transactions	(7,840,315)	3,244,688	(5,695,506)	3,244,688
Net change in unrealized gain (loss) on foreign currency forward contracts	2,133,312	(4,721,080)	21,806,283	(4,721,080)
Amortization of deferred financing costs	10,719	8,135	32,155	8,135
Decrease (increase) in dividends and interest receivable	602,892	(2,969,125)	(291,528)	(2,969,125)
Decrease (increase) in accounts payable and accrued liabilities	(41,160)	606,076	(108,898)	606,076
Purchase of investments (note 6)	(43,300,774)	(352,179,845)	(60,583,620)	(352,179,845)
Proceeds from sale of investments (note 6)	27,414,558	120,551,108	41,108,266	120,551,108
Cash provided by (used in) operating activities	(13,462,253)	(231,634,432)	1,362,099	(231,634,432)
Cash flows from financing activities:				
Proceeds from issuance of units (note 3)	156,609	174,311,190	263,342	174,311,190
Increase in loans payable	5,943,832	57,640,504	5,943,524	57,640,504
Deferred financing costs paid	—	(65,800)	—	(65,800)
Distributions paid to unitholders	(3,247,643)	—	(6,492,678)	—
Proceeds from distribution reinvestment plan (note 4)	10,093	—	16,876	—
Amounts paid for redemption of units (note 3)	(11,754)	—	(11,754)	—
Cash provided by (used in) financing activities	2,851,137	231,885,894	(280,690)	231,885,894
Net increase (decrease) in cash and short-term investments	(10,611,116)	251,462	1,081,409	251,462
Cash and short-term investments, beginning of period	14,176,528	—	2,484,003	—
Cash and short-term investments, end of period	$ 3,565,412	$ 251,462	$ 3,565,412	$ 251,462
Supplemental information:				
Interest paid	$ 449,247	$ 73,454	$ 934,207	$ 73,454

* For the period from May 17, 2004 (commencement of operations) to June 30, 2004.

The accompanying notes are an integral part of these financial statements.

Statements of Changes in Net Assets (Unaudited)

	Three months ended June 30 2005	2004*	Six months ended June 30 2005	2004*
Net assets, beginning of period	$ 175,790,797	$ —	$ 181,875,704	$ —
Operations:				
Results of operations	4,206,266	1,021,556	1,253,551	1,021,556
Unitholder transactions:				
Proceeds from issuance of units, net (note 3)	156,609	174,311,190	263,342	174,311,190
Distributions to unitholders (note 4)	(3,248,503)	(1,079,287)	(6,494,211)	(1,079,287)
Proceeds from distribution reinvestment plan (note 4)	10,093	—	16,876	—
Redemption of units (note 3)	(25,688)	—	(25,688)	—
	(3,107,489)	173,231,903	(6,239,681)	173,231,903
Net increase (decrease) in net assets	1,098,777	174,253,459	(4,986,130)	174,253,459
Net assets, end of period	$ 176,889,574	$ 174,253,459	$ 176,889,574	$ 174,253,459
Distributions per unit	$ 0.43749	$ 0.14583	$ 0.87498	$ 0.14583

* For the period from May 17, 2004 (commencement of operations) to June 30, 2004.

The accompanying notes are an integral part of these financial statements.

Statement of Investments (Unaudited)

As at June 30, 2005		Cost (USD)	Cost (CDN)	Market Value (USD)	Market Value (CDN)	% of Portfolio
Shares/Par Value $US	Preferred Securities					
	Banking					
$ 750,000	Astoria Capital Trust I, *9.75% November 1, 2029 Capital Security, Series B*	$ 920,907	$ 1,138,592	$ 925,246	$ 1,133,240	
32,600	BAC Capital Trust I, *7% Pfd.*	821,060	1,118,515	841,406	1,030,554	
22,600	BAC Capital Trust II, *7% Pfd.*	574,424	768,015	588,730	721,076	
65,000	Bank One Capital Trust VI, *7.2% Pfd.*	1,649,168	2,263,650	1,695,200	2,076,281	
$ 1,800,000	BankAmerica Institutional – BAC, *7.7% December 31, 2026*	1,921,086	2,607,974	1,951,058	2,389,656	
$ 137,000	BankAmerica Corp., *8% December 15, 2026 Capital Security*	149,330	184,892	148,993	182,486	
$ 500,000	BankBoston Capital Trust II, *7.75% December 15, 2026*	520,015	724,255	540,849	662,432	
40,000	BankWest Capital I, *9.5% December 1, 2030 QUIPS*	1,085,000	1,485,528	1,029,200	1,260,564	
$ 2,000,000	Barclays Bank PLC, *6.278% December 15, 2034*	2,000,000	2,491,094	2,051,800	2,513,045	
$ 1,450,000	Barnett Capital Trust I, *8.06% December 1, 2026 Capital Security*	1,568,175	1,901,717	1,577,828	1,932,523	
13,500	BNY Capital IV, *6.875% Pfd., Series E*	339,250	438,377	340,875	417,504	
$ 4,170,000	Chase Capital I, *7.67% December 1, 2026 Capital Security, Series A*	4,461,757	5,798,147	4,497,837	5,508,950	
12,473	Citigroup Capital VIII, *6.95% Pfd.*	311,201	428,121	319,808	391,700	
24,900	Comerica (Imperial) Capital Trust I, *7.60% Pfd.*	634,455	877,503	639,930	783,786	
$ 2,500,000	Dime Capital Trust I, *9.33% May 6, 2027 Capital Security, Series A*	2,870,050	3,803,406	2,782,356	3,407,829	
$ 1,400,000	First of America Capital Trust I, *8.12% January 31, 2027*	1,516,900	1,842,419	1,530,511	1,874,570	
$ 1,500,000	First Midwest Capital Trust I, *6.95% December 1, 2033 Capital Security*	1,606,110	2,041,034	1,727,688	2,116,071	
15,000	First Republic Preferred Capital Corp., *7.25% Pfd., Series D*	383,550	482,216	382,500	468,486	
$ 2,500,000	First Union Institutional Capital I, *8.04% December 1, 2026 Capital Security*	2,690,250	3,721,418	2,716,411	3,327,059	
$ 1,000,000	Great Western Finance Trust II, *8.206% February 1, 2027 Capital Security, Series A*	1,078,800	1,312,361	1,086,399	1,330,621	
$ 490,000	GreenPoint Capital Trust I, *9.1% June 1, 2027 Capital Security*	559,825	735,161	550,312	674,022	
$ 1,442,000	J.P. Morgan Capital Trust I, *7.54% January 15, 2027 Capital Security*	1,507,250	2,052,804	1,555,268	1,904,892	
37,500	J.P. Morgan Capital Trust XI, *5.875% Pfd.*	822,943	1,104,193	920,625	1,127,581	
90,000	J.P. Morgan Capital Trust XIV, *6.2% Pfd.*	2,247,087	2,867,156	2,264,400	2,773,437	
10,000	J.P. Morgan Chase Capital Trust X, *7% Pfd.*	250,600	344,037	260,000	318,448	
$ 1,000,000	KeyCorp Capital VII, *5.7% June 15, 2035*	999,000	1,248,157	988,991	1,211,316	
19,900	National Commerce Capital Trust II, *7.7%*	514,067	699,213	519,191	635,905	
$ 5,000,000	NB Capital Trust IV, *8.25% April 15, 2027 Capital Security*	5,559,500	6,575,244	5,506,003	6,743,751	
$ 3,000,000	North Fork Capital Trust I, *8.7% December 15, 2026 Capital Security*	3,317,850	4,420,205	3,292,969	4,033,227	
$ 3,375,000	Republic New York Capital II, *7.53% December 4, 2026 Capital Security*	3,650,335	4,318,201	3,627,555	4,443,028	
10,900	Royal Bank of Scotland Plc, *7.85% Pfd., Series K*	284,490	390,563	284,381	348,310	
75,000	Royal Bank of Scotland Plc, *6.35% Pfd.*	1,875,000	2,343,106	1,902,750	2,330,488	
$ 2,000,000	Sun Trust Capital II, *7.9% June 15, 2027 Capital Security*	2,230,500	2,801,749	2,196,011	2,689,673	
11,100	Sun Trust Capital IV, *7.125% Pfd.*	282,273	387,897	286,380	350,758	
$ 5,033,000	UNB Capital Capital Trust I, *10.01% March 15, 2027*	5,831,586	7,437,014	5,725,473	7,012,558	
24,700	USB Capital III, *7.75% Pfd.*	632,598	869,120	640,718	784,751	
15,700	USB Capital IV, *7.35% Pfd.*	396,111	544,932	410,084	502,271	
22,100	USB Capital V, *7.25% Pfd.*	562,904	769,587	574,600	703,770	
30,000	VNB Capital Trust I, *7.75% Pfd.*	768,900	1,045,980	780,000	955,344	
$ 1,375,000	Wachovia Capital Trust I, *7.64% January 15, 2027 Capital Security*	1,497,389	1,876,521	1,486,973	1,821,244	
$ 1,180,000	Wachovia Capital Trust V, *7.965% June 1, 2027 Capital Security*	1,312,479	1,600,701	1,296,995	1,588,559	
$ 3,000,000	Zions Institutional Capital Trust A, *8.536%, December 15, 2026*	3,286,710	4,467,156	3,278,588	4,015,614	
		65,490,885	84,327,931	65,722,892	80,497,380	34.6%
	Financial Services					
14,400	Bear Stearns Capital Trust III, *7.8% Pfd.*	378,000	517,539	372,960	456,801	
45,000	Lehman Capital Trust IV, *6.375% Pfd., Series L*	1,001,250	1,385,027	1,146,150	1,403,804	
5,700	Merrill Lynch Capital Trust II, *8%*	152,760	185,099	152,475	186,751	
20,000	Merrill Lynch Capital Trust III, *7%*	507,600	699,097	525,800	644,000	
44,300	Merrill Lynch Capital Trust IV, *7.12%*	1,147,090	1,537,993	1,171,735	1,435,141	
143,100	Merrill Lynch Capital Trust V, *7.28% Series F*	3,697,543	4,881,955	3,830,787	4,691,947	
60,000	Morgan Stanley Capital Trust II, *7.25% Pfd.*	1,527,800	2,082,241	1,552,800	1,901,869	
158,000	Morgan Stanley Capital Trust III, *6.25% Pfd.*	3,579,500	4,871,352	3,972,120	4,865,052	
44,655	Morgan Stanley Capital Trust IV, *6.25% Pfd.*	1,069,630	1,374,563	1,123,073	1,375,540	
		13,061,173	17,534,866	13,847,900	16,960,905	7.3%
	Insurance					
54,500	ACE Ltd., *7.8% Pfd., Series C*	1,425,625	1,780,611	1,460,600	1,788,942	
30,000	Aegon NV, *6.375%*	750,000	940,616	758,100	928,521	
$ 5,000,000	AON Capital Trust A, *8.205% January 1, 2027 Capital Security*	5,552,330	7,375,476	5,906,599	7,234,401	
153,237	Everest Capital Trust II, *6.2% Pfd., Series B*	3,334,092	4,511,027	3,645,508	4,465,018	
100,000	ING Groep N.V., *7.2% Pfd.*	2,555,000	3,378,110	2,635,000	3,227,346	
40,500	PartnerRe Ltd., *6.5% Pfd., Series D*	1,002,375	1,225,952	1,011,690	1,239,118	
126,600	Renaissancere Holding, *6.08% Pfd., Series C*	2,752,459	3,736,772	3,044,730	3,729,185	
40,000	Renaissancere Holding, *7.3% Pfd., Series B*	1,008,000	1,370,031	1,049,200	1,285,060	
$ 4,100,000	USF&G Capital I, *8.5% December 15, 2045 Capital Security*	4,709,178	6,514,197	5,464,306	6,692,680	
10,780	XL Capital Ltd., *7.625% Pfd., Series B*	278,663	378,300	282,867	346,456	
		23,367,722	31,211,092	25,258,600	30,936,727	13.3%
	Utilities					
$ 3,372,000	COMED Financing II, *8.5% January 15, 2027 Capital Security, Series B*	3,706,657	5,047,609	3,699,600	4,531,269	
$ 2,500,000	Commonwealth Edison Co., *6.35% March 15, 2033*	2,569,250	3,134,876	2,768,726	3,391,135	
$ 1,600,000	Dominion Resources Cap Trust I, *7.83%, December 1, 2027*	1,729,622	2,249,044	1,753,273	2,147,408	
100,000	DTE Energy Trust II, *7.5% Pfd.*	2,475,000	3,358,710	2,690,000	3,294,711	
48,000	Energy East Capital Trust I, *8.25% TOPRS*	1,264,660	1,673,131	1,260,000	1,543,248	
9,500	FPC Capital I, *7.1% Pfd., Series A*	235,125	320,229	239,495	293,333	
21,700	Georgia Power Capital Trust V, *7.125% Pfd.*	548,375	751,759	566,804	694,221	
110,900	Virginia Power Capital Trust, *7.375% July 30, 2042*	2,795,789	3,834,260	2,941,068	3,602,219	
		15,324,478	20,369,618	15,918,966	19,497,544	8.4%
	Total Preferred Securities	$ 117,244,258	$ 153,443,507	$ 120,748,358	$ 147,892,556	63.6%

The accompanying notes are an integral part of these financial statements.

Statement of Investments (Unaudited) Cont'd

As at June 30, 2005		Cost (USD)	Cost (CDN)	Market Value (USD)	Market Value (CDN)	% of Portfolio
Shares/Par Value $US	Corporate Debt Securities					
	Banking					
116,400	HSBC Finance Corporation, 6.875% *January 30, 2033*	$ 2,892,540	$ 4,028,607	$ 3,067,140	$ 3,756,632	1.6%
	Insurance					
5,800	American Financial Group, 7.125% *Pfd.*	139,954	189,925	149,408	182,995	
$ 1,000,000	Assurant Inc., *6.75% February 15, 2034 Senior Notes*	1,084,780	1,335,475	1,160,205	1,421,019	
$ 1,500,000	Liberty Mutual Group Inc., 6.5% *March 15, 2035*	1,470,765	1,771,323	1,494,438	1,830,388	
$ 4,495,000	OneAmerica Financial Partners, 7% *October 15, 2033*	4,524,458	5,945,993	5,280,382	6,467,410	
$ 400,000	Willis North America Inc., *5.625% July 15, 2015 Senior Notes*	398,624	490,928	404,028	494,853	
		7,618,581	9,733,644	8,488,461	10,396,665	4.5%
	Financial Services					
$ 7,490,000	General Motors Acceptance Corporation, *8% November 1, 2031, Senior Bonds*	7,509,059	9,662,135	6,716,148	8,225,937	3.5%
	Oil and Gas					
$ 1,000,000	Kinder Morgan Energy Partners L.P., *5.8% March 15, 2035, Senior Notes*	957,200	1,214,875	1,015,952	1,244,338	
5,000	Nexen, Inc. 7.35% *Subordinated Notes*	125,500	172,293	131,850	161,490	
		1,082,700	1,387,168	1,147,802	1,405,828	0.6%
	Telecommunications					
$ 6,500,000	Verizon Maryland Inc., 7.15% *May 1, 2023*	6,987,500	8,574,040	7,432,592	9,103,437	3.9%
	Utilities					
$ 6,000,000	Constellation Energy Group, 7.6% *April 1, 2032, Senior Notes*	7,019,045	8,893,823	7,630,313	9,345,606	
$ 5,000,000	Duke Capital Corporation, *6.75% February 15, 2032 Capital Security, Senior Notes*	4,731,000	6,471,071	5,678,664	6,955,226	
41,000	Entergy Louisiana, Inc. 7.6% *Pfd.*	1,066,000	1,424,016	1,074,610	1,316,182	
157,300	Georgia Power Company, 5.9% *April 15, 2033, Senior Notes*	3,515,655	4,883,116	3,981,263	4,876,250	
74,700	Georgia Power Company, 6% *October 15, 2033, Senior Notes*	1,862,891	2,469,433	1,960,875	2,401,679	
16,100	Northern States Power Co., 8% *July 1, 2042*	423,913	518,358	428,260	524,533	
$ 2,000,000	Pacific Gas and Electric Co., 6.05% *March 1, 2034*	2,064,140	2,507,093	2,214,112	2,711,843	
$ 225,000	Progress Energy Inc., 7.75% *March 1, 2031, Senior Notes*	268,753	332,570	282,019	345,417	
$ 2,100,000	Southern Union Company, 8.25% *November 15, 2029*	2,661,855	3,312,413	2,767,308	3,389,398	
$ 2,500,000	TXU Corp., 6.5% *November 15, 2024, Senior Notes*	2,423,250	2,996,774	2,447,935	2,998,230	
$ 5,000,000	Westar Energy Inc., 5.875% *July 15, 2036*	4,996,950	6,147,747	5,019,498	6,147,880	
		31,033,452	39,956,414	33,484,857	41,012,244	17.6%
	Miscellaneous Industries					
$ 2,000,000	Disney Enterprises Inc., 7.55% *July 15, 2093, Senior Notes*	2,350,580	2,907,442	2,561,330	3,137,117	
63,900	Maytag Corp, 7.875% *Pfd.*	1,626,255	2,237,247	1,593,666	1,951,922	
$ 2,750,000	Pulte Homes Inc., 6.375% *May 15, 2033*	2,656,157	3,247,980	2,799,419	3,428,728	
$ 1,500,000	Realty Income Corp., 5.875% *March 15, 2035*	1,441,185	1,797,796	1,520,012	1,861,711	
28,535	Walt Disney Co., 7% *QUIBS, Pfd.*	743,337	965,260	747,332	915,332	
		8,817,514	11,155,725	9,221,759	11,294,810	4.9%
	Total Corporate Debt Securities	$ 65,941,346	$ 84,497,733	$ 69,558,759	$ 85,195,553	36.6%
Contracts	Options					
225	September Put Option on September 2005 CBT Futures @ 112	171,640	215,780	21,094	25,836	
725	September Put Option on September 2005 CBT Futures @ 114	435,475	548,785	169,922	208,120	
250	September Put Option on September 2005 CBT Futures @ 116	133,609	164,380	132,813	162,669	
225	September Call Option on September 2005 CBT Futures @ 116	141,694	172,888	734,766	899,941	
(225)	September Call Option on September 2005 CBT Futures @ 112	(420,806)	(513,448)	(1,532,812)	(1,877,388)	
	Total Options	461,612	588,385	(474,217)	(580,822)	(0.2%)
	Total	$ 183,647,216	$ 238,529,625	$ 189,832,900	$ 232,507,287	100.0%

The accompanying notes are an integral part of these financial statements.

Notes to the Financial Statements (Unaudited)

June 30, 2005

1. OPERATIONS

Flaherty & Crumrine Investment Grade Preferred Fund (the "Fund") is a closed-end investment trust created under the laws of the Province of Ontario on April 28, 2004, pursuant to an amended and restated declaration of trust. Brompton Preferred Management Limited is the Trustee and Manager and is responsible for managing the affairs of the Fund. Flaherty & Crumrine Incorporated manages the Fund's portfolio. The Fund commenced operations on May 17, 2004.

2. SIGNIFICANT ACCOUNTING POLICIES

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles and should be read in conjunction with the most recent audited financial statements at December 31, 2004. The significant accounting policies used for preparing these unaudited interim financial statements are consistent with those used in preparing the audited financial statements.

Certain comparative figures have been reclassified to conform to the current period's presentation of unitholders' capital and retained earnings.

3. UNITS OF THE FUND

The Fund is authorized to issue an unlimited number of transferable, redeemable units of beneficial interest, each of which represents an equal, undivided interest in the net assets of the Fund. Each unit entitles the holder to one vote and to participate equally with respect to any and all distributions made by the Fund.

Units may be redeemed during May of any year, between fifteen and forty-five business days prior to the second last business day in May. Unitholders whose units are redeemed will receive a redemption price equal to the net asset value per unit on the redemption date. On May 30, 2005, 500 units were redeemed at a price of $23.5083 per unit on this basis.

Units may also be redeemed at least ten business days prior to the second last business day of each month, except for the month of May. Unitholders whose units are redeemed will receive a redemption price per unit equal to the lesser of (i) 96% of the weighted average trading price of the units for the ten trading days preceding the redemption date and (ii) 100% of the closing market price of the units. During the three and six months ended June 30, 2005, 600 units were redeemed on this basis.

For the three and six months ended June 30, 2005, the Fund issued 6,574 and 10,912 units, respectively, to the Manager in respect of its management fee.

The Fund received approval from the Toronto Stock Exchange for a normal course issuer bid for the period from June 2, 2004 through to June 1, 2005. Pursuant to the issuer bid, the Fund could purchase up to 735,000 units for cancellation. The Fund renewed the issuer bid for the period from June 2, 2005 to June 1, 2006, which allows the Fund to purchase up to 739,000 units for cancellation. The Fund may only repurchase units when the net asset value per unit exceeds its trading price. During the three and six months ended June 30, 2005, no units (2004 – nil) were purchased for cancellation.

The weighted average number of units outstanding for the six months ended June 30, 2005 was 7,421,843.

4. DISTRIBUTIONS TO UNITHOLDERS

Distributions, as declared by the Manager, are made on a monthly basis to unitholders of record on the last business day of each month. The distributions are payable by the tenth business day of the following month. For the three and six months ended June 30, 2005, the Fund declared total distributions of $0.43749 and $0.87498 per unit, respectively. Under the Fund's distribution reinvestment plan, unitholders may elect to reinvest monthly distributions in additional units of the Fund which may be issued from treasury or purchased in the open market. For the three and six months ended June 30, 2005, 427 and 702 units were issued by the Fund.

5. MANAGEMENT, ADVISOR AND SERVICE FEES

Pursuant to a management agreement, the Manager provides management and administrative services to the Fund, for which it is paid a management fee equal to 0.35% per annum of the net asset value of the Fund, plus applicable taxes. The management fee may be paid in cash or units at the option of the Manager. To the extent that units are issued from treasury for this purpose, they will be issued at the net asset value per unit. For the three and six months ended June 30, 2005, the entire management fee was paid in units. Flaherty & Crumrine Incorporated, the portfolio manager for the Fund, and Brompton Capital Advisors Inc. are entitled to receive an aggregate fee equal to 0.65% per annum of the net asset value, plus applicable taxes. Both fees are calculated and payable monthly. The Fund also pays to the Manager a service fee equal to 0.30% per annum of the net asset value of the Fund. The service fee is in turn paid by the Manager to the investment dealers in proportion to the number of units held by clients of each dealer at the end of each calendar quarter.

6. INVESTMENT TRANSACTIONS

Investment transactions for the three and six months ended June 30, 2005 were as follows:

	Three months ended June 30		Six months ended June 30	
	2005	2004*	2005	2004*
Proceeds from sale of investments and options	$ 26,077,975	$ 120,551,108	$ 41,108,266	$ 120,551,108
Less cost of investments and options sold:				
Investments at cost, beginning of period	226,434,852	—	220,989,277	—
Investments purchased during the period	40,017,800	361,123,883	61,071,855	361,123,883
Investments at cost, end of period	(238,529,625)	(237,538,555)	(238,529,625)	(237,538,555)
Cost of investments and options sold during the period	27,923,027	123,585,328	43,531,507	123,585,328
Net realized loss on sale of investments and options	$ (1,845,052)	$ (3,034,220)	$ (2,423,241)	$ (3,034,220)

* For the period from May 17, 2004 (commencement of operations) to June 30, 2004.

7. FOREIGN CURRENCY FORWARD CONTRACTS

The Fund uses foreign currency forward contracts to hedge foreign exchange risks associated with its US dollar investment portfolio. During the three and six months ended June 30, 2005, the Fund realized gains (losses) in the amounts of $(1,014,396) and $15,976,516, respectively, on the close out of certain contracts. At June 30, 2005, the Fund had entered into the following foreign currency forward contracts with a Canadian chartered bank:

Canadian Dollars Purchased	US Dollars Sold	Delivery Date	Unrealized Gain (Loss)
$ 56,709,760	$ 45,980,000	July 19, 2005	$ 417,543
1,026,090	780,000	August 19, 2005	71,979
1,019,460	780,000	September 20, 2005	66,209
982,020	780,000	October 18, 2005	29,498
942,864	780,000	November 18, 2005	(8,886)
117,777,000	99,600,000	March 18, 2015	(3,073,953)
$ 178,457,194	$ 148,700,000		$ (2,497,610)

8. LOANS PAYABLE

Pursuant to an agreement with a Canadian chartered bank, the Fund maintains a 364-day renewable revolving credit facility. The revolving credit facility provides for maximum borrowings of $65.8 million with borrowings in Canadian currency at either the prime rate of interest or the bankers' acceptance rate plus a fixed percentage or in US currency at the LIBOR rate plus a fixed percentage or at a rate based on either US dollar loans made by the Bank of Canada or federal funds transactions by the Federal Reserve Bank of New York. At June 30, 2005, the Fund had a US dollar loan in the amount of $57.0 million (US$46.5 million) outstanding under this facility. During the three and six months ended June 30, 2005, the Fund realized foreign exchange losses in the amount of $1,507,197 and $1,418,155, respectively, on the repayment of borrowings in US dollars, and at June 30, 2005, borrowings in US dollars had an unrealized foreign exchange gain of $627,673. The credit facility is secured by a first ranking and exclusive charge on all of the Fund's assets.

Costs incurred to establish the credit facility are deferred and amortized over its term. For the three and six months ended June 30, 2005, the Fund has recorded amortization of these costs in the amounts of $10,719 (2004 – $8,135) and $32,155 (2004 – $8,135), respectively.

The credit facility is used by the Fund for the purchase of additional investments and for general Fund purposes.

BROMPTON EQUAL WEIGHT OIL & GAS INCOME FUND

The Fund

Brompton Equal Weight Oil & Gas Income Fund is a closed-end investment trust that trades on the Toronto Stock Exchange under the symbol OGF.UN. The Fund's investment objectives are to provide investors with the benefits of high monthly cash distributions and low management fees together with the opportunity for capital appreciation by investing on a passive basis in an equally weighted portfolio of oil and gas income trusts. At the time of investment the portfolio is comprised of an equal dollar amount of each oil and gas income trust listed on the TSX that pays a regular distribution and has a float capitalization of at least $500 million. The portfolio is rebalanced quarterly to include any newly qualifying oil and gas income trusts and to eliminate any oil and gas income trust whose float capitalization falls below $350 million or which otherwise does not qualify for investment. The Fund is RRSP, DPSP, RRIF and RESP eligible.

Management's Discussion and Analysis

The following information provides an analysis of the operations and financial position of the Fund and it should be read in conjunction with the financial statements and accompanying notes.

Distributions

During the three months ended June 30, 2005, the Fund distributed $0.315 per unit at a rate of $0.105 per unit per month. Since inception, the level of distributions has exceeded the Fund's original objectives.

Approximately 39% of the 2004 distributions were classified as a return of capital for tax purposes. Since inception, the Fund has generated significant capital appreciation from its investments. As the Fund realizes capital gains the return of capital component of the Fund's distributions will be replaced by capital gains. Based on information available at the time of writing, including capital gains of $9.7 million realized during the first half of 2005, it is expected that return of capital for the year will be lower than amounts reported in 2004.

The Fund has a distribution reinvestment plan which allows participating unitholders to automatically reinvest monthly distributions in additional units of the Fund. For the quarter ended June 30, 2005, 23,216 units were issued from treasury pursuant to this plan at an average price per unit of $9.69.

Investment Portfolio

As of June 30, 2005, the Fund's investments included a total of 25 oil and gas income trusts, an increase of five issuers from the end of 2004 and one from the end of the first quarter, which increases diversification in the portfolio. The Fund also holds one equity investment resulting from the reorganization of an existing investment. During the quarter, the Fund completed its second rebalancing, realizing $2.1 million in capital gains, and added Trilogy Energy Trust to its portfolio. As a result of the merger of APF Energy Trust ("APF") and StarPoint Energy Trust ("StarPoint"), each unit of APF held by the Fund was exchanged for 0.63 units of StarPoint. In addition, APF made a special distribution of common shares of Rockyview Energy Inc. ("Rockyview"), a junior exploration company, which is listed on the Toronto Stock Exchange. The Fund's portfolio now holds StarPoint and Rockyview. A detailed listing of the Fund's security holdings is provided in the financial statements.

Share prices of oil and gas trusts were volatile during the first half of 2005 largely due to fluctuations in oil prices, but overall the S&P/TSX Capped Energy Trust Index experienced strong growth, up 12.7% over the period (excluding distributions made from underlying trusts).

The Fund recorded net realized and unrealized gains of $2.1 million and $9.4 million, respectively, during the quarter. The Fund's portfolio had unrealized gains of $23.6 million as at June 30, 2005, as reported in the Statement of Investments.

Net Asset Value

During the quarter ended June 30, 2005, the net asset value of the Fund increased by $0.24 per unit or 2.7% to $10.24, and for the year-to-date the net asset value of the Fund has increased by $0.71 per unit or 7.5%, broken down as follows:

	First Quarter 2005	Second Quarter 2005	Year-to-Date 2005	Since Inception
Net investment income	$ 0.30	$ 0.32	$ 0.62	$ 0.91
Net realized gain on sale of investments	0.17	0.06	0.23	0.23
Net change in unrealized gain on investments	0.27	0.22	0.49	0.57
Results of operations	0.74	0.60	1.34	1.71
Capital transactions	0.01	(0.02)	(0.01)	(0.01)
Less: distributions	(0.31)	(0.31)	(0.62)	(0.91)
Increase in net asset value	$ 0.44	$ 0.27	$ 0.71	$ 0.79

Liquidity and Capital Resources

As of June 30, 2005, the Fund had borrowings of $43.6 million under its term credit facility, which represented 9.1% of total assets. The interest rate on these borrowings has been fixed at 4.513% until August 25, 2009 which reduces the Fund's exposure to rising short-term interest rates over its term. In addition to the term credit facility, the Fund has $22.9 million available under a 364-day revolving credit facility, which can be borrowed at the prime rate of interest or at the bankers' acceptance rate plus a fixed percentage. The revolving credit facility may be used for working capital purposes and to invest in public offerings of oil and gas trusts that qualify for inclusion in the portfolio.

To provide liquidity, units of the Fund are listed on the TSX under the symbol OGF.UN. The Fund's normal course issuer bid allows it to purchase units for cancellation when they trade below the net asset value per unit. In such situations, purchases under the issuer bid are accretive to the net asset value of the Fund. During the quarter, 2,600 units were purchased under this bid at an average price of $9.64. In addition, unitholders may redeem units of the Fund on the second last business day of November of each year at the then current net asset value. When determining the net asset value for redemption purposes, the securities in the portfolio that are listed or traded on a stock exchange are valued by taking the weighted average trading price of the securities for the last three days of the month in which the redemption occurs.

Management Expense Ratio

The Fund has a very low management fee at 0.45% of net asset value per annum. When this fee is combined with the 0.30% service fee that is paid to investment dealers and the general and administrative expenses of the Fund, the management expense ratio for the quarter was 0.92% based on net assets and 0.82% based on total assets.

Outlook

The Fund's two principal objectives are to maintain a high level of monthly distributions and to maintain net asset value per unit. The Fund has exceeded these objectives since its inception, particularly with respect to the substantial cumulative gains in net asset value it has achieved. We continue to believe in the long-term fundamentals of the oil and gas sector, although values of the underlying investments may fluctuate over time.

Respectfully submitted on behalf of the Board,

Raymond R. Pether
President and Chief Executive Officer
Brompton Energy Trust Management Limited
August 10, 2005

Mark A. Caranci
Chief Financial Officer
Brompton Energy Trust Management Limited

This quarterly report contains forward-looking information which involves known and unknown risks, uncertainties and other factors which may cause actual results to be materially different than the results expressed or implied by such forward-looking information. In evaluating the forward-looking information contained herein, readers should consider various factors, including those described in the Fund's prospectus and other documents filed with regulatory authorities. The Fund is not obligated to update or revise the forward-looking information contained herein to reflect new events or circumstances.

Investment Highlights

	June 30, 2005	March 31, 2005	Dec. 31, 2004
Net asset value per unit	$ 10.24	$ 9.97	$ 9.53
Quarterly distributions per unit	$ 0.315	$ 0.305	$ 0.294
Market price per unit	$ 10.19	$ 9.85	$ 10.15
Total assets (millions)	$ 477	$ 465	$ 446

Statements of Net Assets (Unaudited)

	June 30, 2005	Dec. 31, 2004
Assets		
Investments, at market value (cost 2005 – $448,913,060; 2004 – $437,907,177)	$ 472,517,444	$ 441,012,018
Cash and short-term investments	309,857	748,288
Distributions and interest receivable	4,203,258	4,260,060
Other receivable	81,774	—
Deferred financing costs (note 7)	50,206	68,595
Total assets	477,162,539	446,088,961
Liabilities		
Accounts payable and accrued liabilities	560,165	448,403
Distributions payable to unitholders (note 4)	4,393,009	4,216,457
Loans payable (note 7)	43,600,000	43,600,000
Total liabilities	48,553,174	48,264,860
Unitholders' equity		
Unitholders' capital	395,662,831	394,755,038
Contributed surplus	—	10
Retained earnings	32,946,534	3,069,053
Net assets representing unitholders' equity	$ 428,609,365	$ 397,824,101
Units outstanding (note 3)	41,838,185	41,747,101
Net asset value per unit	$ 10.24	$ 9.53

Statements of Operations and Retained Earnings (Unaudited)

	Three months ended June 30, 2005	Six months ended June 30, 2005
Income		
Distributions from income funds	$ 14,646,785	$ 28,455,064
Interest income	1,823	4,144
	14,648,608	28,459,208
Expenses		
Management fee (note 5)	495,546	1,003,781
Service fee (note 5)	306,219	632,224
General and administrative	129,873	259,315
Interest and bank charges (note 7)	510,070	1,012,191
	1,441,708	2,907,511
Net investment income	13,206,900	25,551,697
Net realized gain on sale of investments (note 6)	2,106,868	9,748,717
Net change in unrealized gain on investments	9,385,950	20,499,543
Results of operations	$ 24,699,718	$ 55,799,957
Retained earnings, beginning of period	$ 21,419,016	$ 3,069,053
Excess of stated value paid on repurchase of units	(476)	(12,885)
Distributions to unitholders	(13,171,724)	(25,909,591)
Retained earnings, end of period	$ 32,946,534	$ 32,946,534
Results of operations per unit[1]	$ 0.60	$ 1.34

[1] Based on the weighted average number of units outstanding for the period (note 3).

The accompanying notes are an integral part of these financial statements.

Statements of Cash Flows (Unaudited)

	Three months ended June 30, 2005	Six months ended June 30, 2005
Cash flows from operating activities:		
Results of operations	$ 24,699,718	$ 55,799,957
Adjustments to reconcile net cash provided by (used in) operations:		
Net realized gain on sale of investments	(2,106,868)	(9,748,717)
Net change in unrealized gain on investments	(9,385,950)	(20,499,543)
Amortization of deferred financing costs	9,245	18,389
Decrease in distributions and interest receivable	213,770	56,802
Increase in other receivable	(81,774)	(81,774)
Increase (decrease) in accounts payable and accrued liabilities	(128,976)	111,762
Purchase of investments (note 6)	(26,058,835)	(103,036,795)
Proceeds from sale of investments (note 6)	24,801,764	101,779,629
Cash provided by operating activities	11,962,094	24,399,710
Cash flows from financing activities:		
Proceeds from issuance of units (note 3)	466,358	780,463
Distributions paid to unitholders (note 4)	(13,039,222)	(25,733,039)
Proceeds from distribution reinvestment plan (note 4)	224,918	341,049
Repurchase of units (note 3)	(25,064)	(226,614)
Cash used in financing activities	(12,373,010)	(24,838,141)
Net decrease in cash and short-term investments	(410,916)	(438,431)
Cash and short-term investments, beginning of period	720,773	748,288
Cash and short-term investments, end of period	$ 309,857	$ 309,857
Supplemental information:		
Interest paid	$ 495,221	$ 982,181

Statements of Changes in Net Assets (Unaudited)

	Three months ended June 30, 2005	Six months ended June 30, 2005
Net assets, beginning of period	$ 416,415,159	$ 397,824,101
Operations:		
Results of operations	24,699,718	55,799,957
Unitholder transactions:		
Proceeds from issuance of units (note 3)	466,358	780,463
Distributions to unitholders (note 4)	(13,171,724)	(25,909,591)
Proceeds from distribution reinvestment plan (note 4)	224,918	341,049
Repurchase of units (note 3)	(25,064)	(226,614)
	(12,505,512)	(25,014,693)
Net increase in net assets	12,194,206	30,785,264
Net assets, end of period	$ 428,609,365	$ 428,609,365
Distributions per unit	$ 0.315	$ 0.620

The accompanying notes are an integral part of these financial statements.

Statement of Investments (Unaudited)

As at June 30, 2005		Cost	Market Value
No. of Units	Oil and Gas		
1,223,095	Acclaim Energy Trust	$ 17,984,780	$ 18,762,277
952,115	Advantage Energy Income Fund	20,242,931	16,147,870
1,026,139	ARC Energy Trust	17,414,344	20,461,212
1,305,858	Baytex Energy Trust	17,748,694	17,602,966
595,698	Bonavista Energy Trust	15,244,610	18,490,466
1,022,965	Crescent Point Energy Trust	20,291,187	18,904,393
398,801	Enerplus Resources Fund	16,375,200	18,663,887
682,992	Enterra Energy Trust	16,962,106	19,943,366
1,537,951	Esprit Energy Trust	19,945,977	18,363,135
914,354	Focus Energy Trust	16,812,352	19,750,046
788,961	Harvest Energy Trust	17,279,359	21,341,395
1,432,918	Ketch Resources Trust	21,070,362	16,335,265
1,324,814	NAL Oil & Gas Trust	19,782,162	18,878,599
1,059,503	Paramount Energy Trust	16,979,904	18,223,452
1,026,969	Pengrowth Energy Trust	19,587,576	18,896,230
1,013,740	Petrofund Energy Trust	16,329,260	19,767,930
727,418	Peyto Energy Trust	14,084,338	21,276,977
611,715	PrimeWest Energy Trust	16,999,925	18,755,182
1,417,786	Progress Energy Trust	21,130,904	18,473,752
1,446,857	Provident Energy Trust	16,332,968	18,548,707
240,306	Rockyview Energy Inc.	1,052,543	1,412,999
853,127	Shiningbank Energy Income Fund	19,048,712	18,384,887
908,359	StarPoint Energy Trust	17,205,224	17,122,567
1,069,472	Trilogy Energy Trust	17,707,426	19,154,244
873,030	Vermilion Energy Trust	17,391,168	20,393,981
2,607,579	Viking Energy Royalty Trust	17,909,048	18,461,659
	Total	$ 448,913,060	$ 472,517,444

The accompanying notes are an integral part of these financial statements.

Notes to the Financial Statements (Unaudited)

June 30, 2005

1. OPERATIONS

Brompton Equal Weight Oil & Gas Income Fund (the "Fund") is a closed-end investment trust created under the laws of the Province of Ontario on September 28, 2004, pursuant to a declaration of trust. Computershare Trust Company of Canada is the Trustee and Brompton Energy Trust Management Limited (the "Manager") is responsible for managing the affairs of the Fund. The Manager has retained Brompton Capital Advisors Inc. to acquire the portfolio and to rebalance it on a quarterly basis in accordance with the terms of the declaration of trust. The Fund commenced operations on October 7, 2004.

2. SIGNIFICANT ACCOUNTING POLICIES

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles and should be read in conjunction with the most recent audited financial statements at December 31, 2004. The significant accounting policies used for preparing these unaudited interim financial statements are consistent with those used in preparing the audited annual financial statements.

Certain comparative figures have been reclassified to conform to the current period's presentation of unitholders' capital and retained earnings.

3. UNITS OF THE FUND

The Fund is authorized to issue an unlimited number of transferable, redeemable units of beneficial interest, each of which represents an equal, undivided interest in the net assets of the Fund. Each unit entitles the holder to one vote and to participate equally with respect to any and all distributions made by the Fund. Units may be surrendered for redemption at any time during November of any year, commencing in 2005, but at least twenty business days prior to the second last business day of November ("Redemption Date"). Redemption of surrendered units will be effected at net asset value on the Redemption Date of each year and will be settled on or before the tenth business day in December.

The Fund received approval from the Toronto Stock Exchange for a normal course issuer bid program for the period from November 4, 2004 through to November 3, 2005. Pursuant to the issuer bid, the Fund may purchase up to 4,160,000 of its units for cancellation. The Fund may repurchase units when the net asset value per unit exceeds its trading price. During the three and six months ended June 30, 2005, 2,600 and 22,600 units, respectively, were purchased for cancellation.

For the three and six months ended June 30, 2005, the Fund issued 47,895 and 78,704 units, respectively, to the Manager in respect of its management fee (see note 5).

The weighted average number of units outstanding for the six months ended June 30, 2005 was 41,785,838.

4. DISTRIBUTIONS PAYABLE TO UNITHOLDERS

Distributions, as declared by the Manager, are made on a monthly basis to unitholders of record on the last business day of each month. The distributions are payable by the tenth business day of the following month. For the three and six months ended June 30, 2005, the Fund declared total distributions of $0.315 and $0.620 per unit, respectively. Pursuant to the Fund's distribution reinvestment plan, unitholders may elect to reinvest monthly distributions in additional units of the Fund which may be issued from treasury or purchased in the open market. For the three and six months ended June 30, 2005, 23,216 and 34,980 units, respectively, were issued from treasury by the Fund.

5. MANAGEMENT AND SERVICE FEES

Pursuant to a management agreement, the Manager provides management and administrative services to the Fund, for which it is paid a management fee equal to 0.45% per annum of the net asset value of the Fund plus applicable taxes. The management fee may be paid in cash or units at the option of the Manager. To the extent that units are issued from treasury for this purpose, they will be issued at the net asset value per unit. During the six months ended June 30, 2005, the entire management fee was paid in units. The Manager is responsible for paying fees to Brompton Capital Advisors Inc. for its services to the Fund. The Fund also pays to the Manager a service fee equal to 0.30% per annum of the net asset value of the Fund. The service fee is in turn paid by the Manager to investment dealers in proportion to the number of units held by clients of each dealer at the end of each calendar quarter.

6. INVESTMENT TRANSACTIONS

Investment transactions for the three and six months ended June 30, 2005 were as follows:

	Three months ended June 30, 2005	Six months ended June 30, 2005
Proceeds from sale of investments	$ 24,801,764	$ 101,779,629
Less cost of investments sold:		
Investments at cost, beginning of period	445,549,121	437,907,177
Investments purchased during the period	26,058,835	103,036,795
Investments at cost, end of period	(448,913,060)	(448,913,060)
Cost of investments sold during the period	22,694,896	92,030,912
Net realized gain on sale of investments	$ 2,106,868	$ 9,748,717

7. LOANS PAYABLE

Pursuant to an agreement with a Canadian chartered bank, the Fund has a 364-day renewable revolving credit facility and a term credit facility. The revolving credit facility provides for maximum borrowings of $22.9 million at either the prime rate of interest or the bankers' acceptance rate plus a fixed percentage. There were no drawings under this facility at June 30, 2005. The Fund has borrowed the maximum amount of $43.6 million under the term credit facility at a fixed rate of 4.513% for a five-year period ending August 25, 2009. The credit facilities are secured by a first-priority security interest over all of the Fund's assets.

Costs incurred to establish the credit facilities are deferred and amortized over the term of the facilities. For the three and six months ended June 30, 2005, the Fund has recorded amortization of these costs in the amounts of $9,245 and $18,389, respectively.

The credit facilities are used by the Fund for the purchase of additional investments and for general Fund purposes.

Flaherty & Crumrine

INVESTMENT GRADE FIXED INCOME FUND

The Fund

Flaherty & Crumrine Investment Grade Fixed Income Fund is a closed-end investment trust that is listed on the Toronto Stock Exchange under the symbol FFI.UN. The Fund invests in a portfolio of fixed income securities consisting primarily of US dollar denominated corporate debt and hybrid preferred securities of North American issuers. At the time of investment, all of the fixed income securities held in the portfolio are rated investment grade. The portfolio will be actively managed to allocate assets between preferred securities and debt securities in order to enhance the total return by taking advantage of pricing anomalies and market inefficiencies. Substantially all of the US dollar foreign exchange exposure of the Fund's portfolio is hedged to the Canadian dollar at all times. Also, under normal market conditions, 100% of the portfolio will be hedged using the safety net hedge strategy, which is intended to mitigate the impact of significant increases in long-term interest rates on the net asset value of the portfolio, while permitting the net asset value to benefit from declines in interest rates.

The units of the Fund have received a rating of P-2f by Standard & Poor's. The Fund is managed by Brompton FFI Management Limited and the portfolio is managed by Flaherty & Crumrine Incorporated, which is headquartered in Pasadena, California.

The Fund's investment objectives are to provide unitholders with a stable stream of monthly distributions equal to $1.625 per annum, to mitigate the impact of significant interest rate increases on the value of the portfolio through the use of the safety net hedge and to preserve the net asset value per unit. To date all of the objectives have been achieved.

Management's Discussion and Analysis

The following information provides an analysis of the operations and financial position of the Fund and it should be read in conjunction with the financial statements and accompanying notes.

Distributions

During the three months ended June 30, 2005, the Fund distributed $0.4062 per unit, representing the target unit distribution rate of $1.625 per annum.

The Fund has a distribution reinvestment plan, which allows participating unitholders to automatically reinvest monthly distributions in additional units of the Fund. During the quarter, a total of 747 units were issued out of treasury at an average price of $23.52.

Sustainability of Distributions

A number of shareholders of the Fund have asked whether the distribution rate of $1.625 per unit per annum is sustainable under current market conditions. The answer is yes. In the second quarter of 2005 net investment income was less than distributions paid to unitholders. However, since the end of the second quarter net investment income has increased as the percentage of the portfolio invested in higher yielding preferred securities has increased. The percentage of preferred securities is expected to continue to grow in the months ahead increasing net investment income further. Based on current economic conditions and interest rate levels net investment income is expected to increase to a level, which will support the $1.625 annual distribution rate. Investors are also reminded that a portion of the manager's fee is currently paid in units which increases cash available for distributions.

Investment Portfolio

As of June 30, 2005, the Fund's investments included a total of 43 hybrid preferred securities and 36 debt securities which are diversified by issuer and industry. All of the securities of the Fund were rated investment grade by at least one rating agency at the time of purchase. 84.7% of the portfolio is invested in the banking, finance, insurance and utilities sectors, which are industries that are subject to regulatory oversight. The breakdown of the portfolio is shown in the accompanying pie chart, and a detailed listing of the Fund's security holdings is provided in the financial statements.

Portfolio Mix


Insurance 21%
Financial services 12%
Banking 26%
Utilities 26%
Miscellaneous industries 9%
Government agency 6%
Oil and gas 1%
Options (1%)


Corporate debt 69%
Preferred securities 31%

Net Asset Value

During the quarter ended June 30, 2005, the net asset value of the Fund increased by $0.56 or 2.4% to $24.09 per unit, and for the year-to-date the net asset value of the Fund has increased by $0.86 per unit or 3.7%, broken down as follows:

	First Quarter 2005	Second Quarter 2005	Year-to-Date 2005	Since Inception
Net investment income	$ 0.33	$ 0.36	$ 0.69	$ 0.71
Net realized gain (loss) on investments, options, foreign currency transactions and forward contracts	0.21	(0.75)	(0.54)	(0.65)
Net change in unrealized gain on investments, options and foreign currency transactions	0.06	1.53	1.59	0.71
Net change in unrealized gain on forward contracts	0.11	(0.18)	(0.07)	0.50
Results of operations	0.71	0.96	1.67	1.27
Capital transactions	—	0.01	0.01	0.02
Less: distributions	(0.41)	(0.41)	(0.82)	(0.82)
Increase in net asset value	$ 0.30	$ 0.56	$ 0.86	$ 0.47

Currency Hedge

The Fund's portfolio is comprised of securities denominated in US dollars. The Fund hedges its foreign currency exposure in two ways: by borrowing in US dollars and by entering into foreign currency forward contracts. The Fund has entered into a ten year and a short-term forward contract hedging approximately 66% of the portfolio's US dollar exposure. The remaining 34% of the Fund's portfolio is hedged by its US dollar borrowings. On a regular basis the total notional amount of these forwards is adjusted to match the Fund's net US dollar exposure. The ten year contract is more sensitive than shorter term contracts to changes in the differential between US and Canadian long-term interest rates and this will cause fluctuations in the net asset value of the Fund over the term of the forward contract. Changes in interest rate differentials from the start of the ten-year forward contract increased the net asset value per unit by approximately $0.49 at the end of the second quarter.

Safety Net Hedge

For the three months ended June 30, 2005, the Fund continued to utilize the safety net hedge using various put options on US Treasury bond futures. The Fund had unrealized losses of $7.2 million on the options. When long-term interest rates decline or increase only slightly, the Fund expects to lose money on the safety net hedge. Since the hedge is constructed primarily by purchasing put options on US Treasury bond futures, the Fund's loss on the hedge is limited to the cost of the puts. When long-term interest rates increase significantly the Fund expects to make money on the safety net hedge. The Fund does not hedge against changes in short-term interest rates.

It is important to remember that the safety net hedge will not perfectly protect the Fund against increases in long-term interest rates. To reduce the ongoing cost of hedging, the hedge is typically structured so that unitholders bear some initial risk to the net asset value as long-term interest rates increase. In addition, the Fund's preferred securities may not track perfectly with the hedge instrument as interest rates change. However, even if the hedge results are less than perfect, any gains realized on the hedge may permit the Fund to increase its distribution rate if interest rates rise significantly because the gains can be invested in additional fixed income securities.

Liquidity and Capital Resources

As of June 30, 2005, the Fund had borrowings of $186.5 million (US$152.3 million) under its revolving credit facility, which represented 34% of total assets. The interest rate paid on these borrowings is adjusted monthly based on the London-Interbank Offered Rate ("LIBOR"). The borrowings have been used to invest in additional portfolio investments to enhance the distributions paid by the Fund.

To provide liquidity, the Fund's units are listed on the TSX under the symbol FFI.UN. The Fund's normal course issuer bid allows it to purchase its units on the TSX when they trade below the net asset value. As a result, purchases under the issuer bid are accretive to the net asset value of the Fund. 27,400 units were purchased during the quarter at an average price of $22.55 per unit.

Unitholders may redeem units of the Fund on the second last business day of November of each year at the then current net asset value.

Management Expense Ratio

The Fund has a low management fee for an actively managed fund of 1.05% of net asset value per annum. When this fee is combined with the 0.30% service fee that is paid to investment dealers and the general and administrative expenses of the Fund, the management expense ratio for the quarter was 1.54% based on net assets and 0.98% based on total assets.

Outlook

While we believe in the long-term fundamentals of the investment strategy and the skill of our portfolio manager, investors are cautioned that net asset values will fluctuate over time.

Respectfully submitted on behalf of the Board,

Raymond R. Pether
President and Chief Executive Officer
Brompton FFI Management Limited
August 10, 2005

Mark A. Caranci
Chief Financial Officer
Brompton FFI Management Limited

This quarterly report contains forward-looking information which involves known and unknown risks, uncertainties and other factors which may cause actual results to be materially different than the results expressed or implied by such forward-looking information. In evaluating the forward-looking information contained herein, readers should consider various factors, including those described in the Fund's prospectus and other documents filed with regulatory authorities. The Fund is not obligated to update or revise the forward-looking information contained herein to reflect new events or circumstances.

Portfolio Manager's Report

From its inception on December 15, 2004 through June 30, 2005, the Flaherty & Crumrine Investment Grade Fixed Income Fund has earned a total return on net asset value ("NAV") of +5.5%. This includes the second quarter of 2005, when the Fund earned +4.1% on NAV.

Along with US Federal Reserve Chairman Alan Greenspan, we share a frustration with the "conundrum" of falling long-term interest rates in the face of steady increases in short-term rates. Since the inception of the Fund, short-term interest rates in the US have climbed by almost 1%. During the same period, long-term rates have fallen by over 0.5%, and as a result the Fund's interest rate hedges proved to be an unnecessary drag on performance. Although increasing short-term rates relative to long-term rates reduces the Fund's ongoing cost of interest rate hedging, rising short-term interest rates have the direct and immediate effect of increasing the rate the Fund must pay on its short-term bank borrowings. In addition, falling long-term interest rates increase the likelihood that some of the higher yielding securities in the portfolio will be redeemed by their issuers, forcing us to replace them with lower yielding new issues.

Market conditions will always have an impact on any leveraged fund's sustainable distribution rate. What makes the Fund unusual, however, is the use of the "safety net" hedging strategy which is expected to result in the Fund's income increasing as long-term interest rates rise significantly, while being relatively resistant to declines in long-term interest rates, such as we have seen recently. Also, it's important to remember that the Fund's interest rate hedges are designed to mitigate the impact of significant increases in long-term interest rates. We don't attempt to hedge short-term rates.

We resolutely avoid predicting interest rates, but it is difficult for us to believe that long-term interest rates can remain this low if the US economy continues along its current pace. If long-term rates do increase, the Fund's interest rate hedges should appreciate in value, and a portion of those gains could be reinvested in additional income producing securities. In addition, issuers would be less inclined to call some of the higher yielding issues, since the cost of refinancing would presumably go up.

Of course, our investment approach will remain the same regardless of the direction of long-term interest rates. We identify companies with stable or improving fundamental credit quality, and invest in the most attractive securities we can find. Owning the best issues at the best prices available sounds a lot like favouring motherhood and apple pie. To us, however, it means much more. We begin with credit quality. Our analysts dissect the balance sheet and income statements of every company we invest in. As investors in the preferred and debt securities of a company, we think more as lenders than owners; we're more concerned about stability than growth.

The next step for us is to understand the nuances of each particular security we buy. If we drew a continuum of ways to invest in a company, common stock would be at one end and senior borrowing (e.g. corporate bonds) would be at the other. The area in the middle is occupied by the various types of "hybrid" securities the Fund may invest in. The terms and covenants in these issues can vary quite a bit, and these differences affect the value of the security.

The final step is valuation. We take apart all of the pieces and use a combination of experience and analytic tools to value each part, and then we add them all up. With this price in hand, we simply try to be a good neighbour – if someone wants to sell below our price or buy above our price, we'll make every effort to accommodate them!

Thus far, the Fund has coped reasonably well with the increases in short-term rates as long-term interest rates have declined, a yield curve shift without precedent for this phase of a US economic cycle. As discussed previously, we don't anticipate the current conditions to persist for long, but if they do, at some point they may adversely affect the Fund's distribution rate.

One of the strategies of the Fund is to attempt to insulate the Canadian investor from currency risk by hedging the US dollar denominated portfolio of preferred and corporate securities back to Canadian dollars. A critical decision when hedging currency risk is whether the term of the hedge is short-term or long-term. Both types of hedges help reduce currency risk, but they have different effects on the income and NAV of the Fund. A short-term hedge will minimize weekly NAV volatility, but will generate volatility in realized gains and losses, which in turn affect the income generated by the Fund's portfolio. In addition, because the interest rate differential between the US and Canada is always changing, the cost of rolling a series of short-term hedges is more variable than it is with a long-term hedge. Alternatively, while a long-term hedge will fix the implied interest cost of the hedge and reduce the frequency of realized gains or losses, it will make the Fund subject to greater weekly NAV volatility as the interest rate differential changes. Fund management and the Board of Directors discussed these issues, and, in view of the investment objectives of the Fund, decided to emphasize long-term stability of income and currency hedging cost over weekly NAV stability. Accordingly, the Fund structured its currency hedges approximately two-thirds long-term and one-third short-term. We agree this is an appropriate balance of currency hedges given the long-term nature of the Fund and its investments.

Further information on the specific holdings in the Fund can be found by visiting a website maintained by Flaherty & Crumrine at www.preferredstockguide.com and using the "search" function.

Flaherty & Crumrine Incorporated

Investment Highlights

	June 30, 2005	March 31, 2005	Dec. 31, 2004
Net asset value per unit	$ 24.09	$ 23.53	$ 23.23
Quarterly distributions per unit	$ 0.4062	$ 0.4062	$ —
Market price per unit	$ 23.35	$ 24.60	$ 24.95
Total assets (millions)	$ 548	$ 545	$ 529

Statements of Net Assets (Unaudited)

	June 30, 2005	Dec. 31, 2004
Assets		
Investments, at market value (cost 2005 – $516,426,656; 2004 – $528,622,454)	$ 525,358,045	$ 511,614,710
Cash and short-term investments	8,615,001	25,957
Dividends and interest receivable	6,914,329	9,524,609
Unrealized gain on forward contracts (note 7)	7,197,971	8,192,087
Deferred financing costs (note 8)	17,233	33,365
Total assets	548,102,579	529,390,728
Liabilities		
Accounts payable and accrued liabilities	985,350	1,222,277
Distributions payable to unitholders (note 4)	2,015,402	—
Loans payable (note 8)	186,500,257	182,442,309
Total liabilities	189,501,009	183,664,586
Unitholders' equity		
Unitholders' capital	351,633,202	351,573,451
Contributed surplus	29,541	—
Retained earnings (deficit)	6,938,827	(5,847,309)
Net assets representing unitholders' equity	$ 358,601,570	$ 345,726,142
Units outstanding (note 3)	14,884,800	14,882,310
Net asset value per unit	$ 24.09	$ 23.23

Statements of Operations and Retained Earnings (Unaudited)

	Three months ended June 30, 2005	Six months ended June 30, 2005
Income		
Interest income	$ 7,477,114	$ 14,774,217
Dividend income	769,339	1,172,416
	8,246,453	15,946,633
Expenses		
Advisor fee (note 5)	622,053	1,251,044
Management fee (note 5)	329,516	661,860
Service fee (note 5)	269,396	533,224
General and administrative	123,172	250,139
Interest and bank charges (note 8)	1,641,100	3,008,642
	2,985,237	5,704,909
Net investment income	5,261,216	10,241,724
Net realized loss on investments, options, and foreign currency transactions (notes 6 & 8)	(8,017,001)	(8,513,319)
Net realized gain on forward contracts (note 7)	(3,130,151)	440,319
Net change in unrealized loss on investments, options, and foreign currency transactions (notes 7 & 8)	22,852,531	23,707,627
Net change in unrealized gain on forward contracts (note 7)	(2,635,213)	(994,116)
Results of operations	$ 14,331,382	$ 24,882,235
Deficit, beginning of period	$ (1,344,272)	$ (5,847,309)
Distributions to unitholders	(6,048,283)	(12,096,099)
Retained earnings, end of period	$ 6,938,827	$ 6,938,827
Results of operations per unit[1]	$ 0.96	$ 1.67

[1] Based on the weighted average number of units outstanding for the period (note 3).

The accompanying notes are an integral part of these financial statements.

Statements of Cash Flows (Unaudited)

	Three months ended June 30, 2005	Six months ended June 30, 2005
Cash flows from operating activities:		
Results of operations	$ 14,331,382	$ 24,882,235
Adjustments to reconcile net cash provided by (used in) operations:		
Net realized loss on sale of investments, options and foreign currency transactions	7,929,980	8,070,632
Net change in unrealized gain on investments, options and foreign currency transactions	(22,868,345)	(23,750,673)
Net change in unrealized loss on foreign currency forward contracts	2,635,213	994,116
Amortization of deferred financing costs	10,264	18,917
(Increase) decrease in dividends and interest receivable	(70)	2,610,280
Decrease in accounts payable and accrued liabilities	(164,351)	(236,927)
Purchase of investments (note 6)	(141,001,109)	(463,187,242)
Proceeds from sale of investments (note 6)	151,411,051	469,181,896
Cash provided by operating activities	12,284,015	18,583,234
Cash flows from financing activities:		
Proceeds from issuance of units (note 3)	395,673	676,949
Deferred financing costs paid	(2,785)	(2,785)
Distributions paid to unitholders	(6,049,614)	(10,080,697)
Proceeds from distribution reinvestment plan (note 4)	17,571	30,089
Repurchase of units (note 3)	(617,746)	(617,746)
	(6,252,785)	(12,006,807
Cash used in financing activities	(6,256,901)	(9,994,190)
Net increase in cash and short-term investments	6,027,114	8,589,044
Cash and short-term investments, beginning of period	2,587,887	25,957
Cash and short-term investments, end of period	$ 8,615,001	$ 8,615,001
Supplemental information:		
Interest paid	$ 1,608,592	$ 2,949,312

Statements of Changes in Net Assets (Unaudited)

	Three months ended June 30, 2005	Six months ended June 30, 2005
Net assets, beginning of period	$ 350,522,973	$ 345,726,142
Operations:		
Results of operations	14,331,382	24,882,235
Unitholder transactions:		
Proceeds from issuance of units (note 3)	395,673	676,949
Distributions to unitholders (note 4)	(6,048,283)	(12,096,099)
Proceeds from distribution reinvestment plan (note 4)	17,571	30,089
Repurchase of units (note 3)	(617,746)	(617,746)
	(6,252,785)	(12,006,807)
Net increase in net assets	8,078,597	12,875,428
Net assets, end of period	$ 358,601,570	$ 358,601,570
Distributions per unit	$ 0.4062	$ 0.8124

The accompanying notes are an integral part of these financial statements.

Statement of Investments (Unaudited)

As at June 30, 2005		Cost (USD)	Cost (CDN)	Market Value (USD)	Market Value (CDN)	% of Portfolio
Shares/Par Value $US	Preferred Securities					
	Banking					
70,400	BAC Capital Trust I, 7% *Pfd.*	$ 1,810,556	$ 2,225,360	$ 1,817,024	$ 2,225,491	
17,300	Bank One Capital Trust VI, 7.2% *Pfd.*	450,470	549,415	451,184	552,610	
$ 4,000,000	Barclays Bank PLC, *6.278% December 12, 2034*	4,000,000	4,982,189	4,103,601	5,026,089	
$ 3,589,000	Barnett Capital Trust I, *8.06% December 1, 2026 Capital Security*	3,881,504	4,707,078	3,905,396	4,783,328	
$ 2,000,000	Chase Capital I, *7.67% December 1, 2026*	2,145,000	2,605,305	2,157,236	2,642,182	
9,000	Citigroup Capital VIII, 6.95% *Pfd.*	229,275	276,642	230,760	282,635	
$ 2,200,000	First of America Capital Trust I, *8.12% January 31, 2027*	2,383,700	2,895,229	2,405,089	2,945,752	
$ 4,000,000	First Chicago NBD Capital Trust I, *7.75% December 1, 2026*	4,290,000	5,210,611	4,321,726	5,293,249	
$ 850,000	First Midwest Capital Trust I, *6.95% December 1, 2033 Capital Security*	932,161	1,152,994	979,023	1,199,107	
30,000	First Republic Preferred Capital Corp., 7.25% *Pfd., Series D*	767,100	964,433	765,000	936,972	
$ 6,840,000	Fleet Capital Trust II, *7.92% December 11, 2026*	7,452,043	9,195,853	7,414,611	9,081,414	
$ 1,500,000	Great Western Finance Trust II, *8.206% February 1, 2027 Capital Security, Series A*	1,618,200	1,968,541	1,629,598	1,995,932	
$ 5,000,000	GreenPoint Capital Trust I, *9.1% June 1, 2027 Capital Security*	5,712,500	7,032,673	5,615,428	6,877,775	
$ 2,000,000	Haven Capital Trust I, *10.46% February 1, 2027 Capital Security*	2,300,000	2,845,232	2,261,516	2,769,904	
$ 5,600,000	HBOS Capital Funding, *6.85% March 23, 2049*	5,803,000	7,101,685	5,802,633	7,107,063	
20,000	Household Capital Trust VII, 7.5% *Pfd.*	536,400	661,544	523,200	640,815	
$ 1,000,000	J.P. Morgan Capital Trust I, *7.54% January 15, 2027 Capital Security*	1,074,870	1,316,291	1,078,549	1,321,007	
$ 349,000	J.P. Morgan Capital Trust II, *7.95% February 1, 2027 Capital Security*	376,641	464,061	379,948	465,361	
50,000	J.P. Morgan Chase Capital X, 7% *Pfd.*	1,295,000	1,605,544	1,300,000	1,592,240	
132,000	J.P. Morgan Chase Capital XVI, 6.35% *Pfd.*	3,300,000	4,169,720	3,344,880	4,096,808	
$ 5,000,000	KeyCorp Capital VII, *5.7% June 15, 2035*	4,995,000	6,240,786	4,944,956	6,056,581	
$ 725,000	Mellon Capital II, *7.995% January 15, 2027 Capital Security*	795,688	977,695	790,299	967,957	
10,900	Regions Financial Trust I, 8%, *Pfd.*	280,457	336,772	278,822	341,501	
225,000	Royal Bank of Scotland Plc, 6.35% *Pfd.*	5,625,000	7,029,317	5,708,250	6,991,463	
$ 6,000,000	Webster Capital Trust I, *9.36% January 1, 2027 Capital Security*	6,696,000	8,351,210	6,641,077	8,133,990	
		68,750,565	84,866,180	68,849,806	84,327,226	16.0%
	Financial Services					
300,000	Lehman Capital Trust VI, 6.24% *Pfd.*	7,493,000	9,227,462	7,530,000	9,222,742	
5,000	Morgan Stanley Capital Trust V, 5.75% *Pfd.*	115,000	142,854	118,750	145,445	
		7,608,000	9,370,316	7,648,750	9,368,187	1.8%
	Insurance					
$ 8,000,000	ACE Capital Trust II, 9.7% *April 1, 2030*	10,628,860	13,078,244	11,112,004	13,609,980	
160,000	ACE Ltd., 7.8% *Pfd., Series C*	4,203,200	5,048,464	4,288,000	5,251,941	
210,000	Aegon NV, 6.375%	5,249,400	6,619,786	5,306,700	6,499,645	
$ 2,000,000	AON Capital Trust A, *8.205% January 1, 2027 Capital Security*	2,124,560	2,605,991	2,362,640	2,893,761	
63,500	Everest Capital Trust II, 6.2% *Pfd., Series B*	1,492,362	1,837,945	1,510,665	1,850,262	
$ 875,000	MMI Capital Trust I, *7.625% December 15, 2027 Capital Security, Series B*	964,915	1,196,586	1,026,605	1,257,385	
125,000	PartnerRe Ltd., 6.75% *Pfd., Series C*	3,202,500	3,994,138	3,187,500	3,904,049	
142,200	PartnerRe Ltd., 6.5% *Pfd., Series D*	3,505,450	4,249,615	3,552,156	4,350,680	
$ 2,500,000	USF&G Capital III, *8.312% July 1, 2046 Capital Security*	3,006,750	3,613,231	3,265,229	3,999,252	
32,800	XL Capital Ltd., 7.625% *Pfd., Series B*	885,528	1,086,965	860,672	1,054,151	
		35,263,525	43,330,965	36,472,171	44,671,106	8.5%
	Utilities					
$ 7,500,000	Commonwealth Edison Co., *6.35% March 15, 2033*	7,707,750	9,404,627	8,306,179	10,173,406	
$ 868,000	Dominion Resources Cap Trust I, *7.83%, December 1, 2027*	946,415	1,151,735	951,150	1,164,969	
80,000	DTE Energy Trust II, 7.5% *Pfd.*	2,096,000	2,595,151	2,152,000	2,635,769	
$ 10,140,000	PECO Energy Capital Trust IV, *5.75% June 15, 2033 Capital Security*	9,910,532	12,116,601	10,378,888	12,712,059	
13,580	Virginia Power Capital Trust, *7.375% July 30, 2042*	362,586	445,525	360,142	441,101	
		21,023,283	25,713,639	22,148,359	27,127,304	5.2%
	Miscellaneous Industries					
52,100	Cabco – Goldman, 6% *Series GS*	1,276,450	1,565,697	1,264,988	1,549,357	0.3%
	Total Preferred Securities	$ 133,921,823	$ 164,846,797	$ 136,384,074	$ 167,043,180	31.8%

The accompanying notes are an integral part of these financial statements.

Statement of Investments (Unaudited) Cont'd

Shares/Par Value $US	As at June 30, 2005	Cost (USD)	Cost (CDN)	Market Value (USD)	Market Value (CDN)	% of Portfolio
	Corporate Debt Securities					
	Agency					
$ 10,440,000	Fannie Mae, *5.7% February 18, 2020*	$ 10,428,581	$ 12,961,200	$ 10,490,727	$ 12,849,039	
$ 13,000,000	Freddie Mac, *6.25% July 15, 2032*	15,159,040	18,594,117	16,339,889	20,013,092	
		25,587,621	31,555,317	26,830,616	32,862,131	6.3%
	Banking					
$ 4,300,000	Bank One Corporation, *7.75% July 15, 2025*	5,428,363	6,670,062	5,614,184	6,876,251	
$ 18,000,000	Citigroup Inc., *5.85% December 11, 2034*	18,506,400	22,836,976	19,949,276	24,433,869	
$ 15,000,000	Wells Fargo & Co., *5.375% February 7, 2035*	15,235,950	19,114,227	15,655,213	19,174,501	
		39,170,713	48,621,265	41,218,673	50,484,621	9.6%
	Financial Services					
82,450	Corporate Backed Trust Certificates , *6.3% Series GS*	2,081,862	2,553,618	2,053,005	2,514,520	
2,300	CorTS Trust For General Electric Capital Corporation Notes, *6% March 15, 2032*	59,110	72,741	58,052	71,102	
$ 19,000,000	General Electric Capital Corporation, *6.75% March 15, 2032, Series A*	22,828,890	28,313,405	23,550,473	28,844,613	
$ 6,510,000	General Motors Acceptance Corporation, *8% November 1, 2031, Senior Bonds*	6,276,341	7,556,914	5,837,400	7,149,646	
$ 10,000,000	Goldman Sachs Group Inc., *6.125% February 15, 2033*	10,332,800	12,632,866	10,945,814	13,406,430	
7,600	PreferredPLUS Trust Series GEC-1, *6.05% March 15, 2032*	195,700	240,829	194,940	238,762	
		41,774,703	51,370,373	42,639,684	52,225,073	9.9%
	Insurance					
$ 8,000,000	Allstate Corp., *5.55% May 9, 2035 Senior Notes*	7,960,640	9,944,088	8,300,611	10,166,587	
$ 9,000,000	Assurant Inc., *6.75% February 15, 2034 Senior Notes*	9,763,020	12,019,279	10,441,845	12,789,169	
$ 4,000,000	Liberty Mutual Group Inc., *6.5% March 15, 2035*	3,922,040	4,723,528	3,985,169	4,881,034	
$ 2,600,000	OneAmerica Financial Partners, *7% October 15, 2033*	2,830,672	3,472,110	3,054,281	3,740,883	
$ 10,000,000	Pacific LifeCorp, *6.6% September 15, 2033, Senior Notes*	11,163,200	13,578,883	11,779,398	14,427,404	
$ 10,455,000	Prudential Holdings LLC, *8.695% December 18, 2023*	13,432,151	16,343,106	13,922,846	17,052,698	
$ 1,335,000	XL Capital Ltd., *6.375% November 15, 2024*	1,397,892	1,689,152	1,456,629	1,784,079	
		50,469,615	61,770,146	52,940,779	64,841,854	12.3%
	Oil and Gas					
$ 4,000,000	Kinder Morgan Energy Partners L.P., *5.8% March 15, 2035, Senior Notes*	3,828,800	4,859,500	4,063,808	4,977,351	1.0%
	Utilities					
$ 14,310,000	Constellation Energy Group, *7.6% April 1, 2032, Senior Notes*	17,201,499	20,951,381	18,198,297	22,289,269	
$ 5,000,000	Duke Energy Corporation, *6.45% October 15, 2032, Senior Notes*	5,437,550	6,669,713	5,687,775	6,966,385	
420,000	Georgia Power Company, *5.7% Series X*	10,475,700	12,680,380	10,689,000	13,091,884	
$ 8,000,000	Pacific Gas & Electric Co., *6.05% March 1, 2034*	8,399,710	10,373,070	8,856,447	10,847,374	
$ 5,500,000	Progress Energy Inc., *7% October 30, 2031, Senior Notes*	6,120,480	7,526,628	6,374,287	7,807,225	
$ 9,843,000	Southern Union Company, *8.25% November 15, 2029*	12,476,495	15,525,752	12,970,768	15,886,594	
$ 10,000,000	TXU Corp., *6.5% November 15, 2024, Senior Notes*	9,693,000	11,987,095	9,791,740	11,992,921	
$ 5,000,000	UGI Utilities Inc., *6.133% October 15, 2034*	5,318,000	6,544,345	5,455,476	6,681,865	
$ 10,000,000	Westar Energy Inc., *5.95% January 1, 2035*	9,907,900	11,851,839	10,143,168	12,423,350	
$ 3,000,000	Westar Energy Inc., *5.875% July 15, 2036*	2,998,170	3,688,648	3,011,699	3,688,728	
$ 549,000	Wisconsin Electric Power Company, *6.875% December 1, 2095*	643,527	798,460	685,505	839,607	
		88,672,031	108,597,311	91,864,162	112,515,202	21.4%
	Miscellaneous Industries					
$ 8,000,000	Disney Enterprises Inc., *7.55% July 15, 2093, Senior Notes*	9,402,320	11,629,770	10,245,322	12,548,468	
$ 9,000,000	EOP Operating L.P., *7.5% April 19, 2029, Senior Unsecured Notes*	10,553,925	12,955,007	10,903,193	13,354,228	
$ 4,000,000	EOP Operating L.P., *7.875% July 15, 2031, Senior Unsecured Notes*	4,886,400	6,029,838	5,037,324	6,169,713	
30,900	Maytag Corp., *7.875% Pfd.*	693,031	858,996	770,646	943,887	
$ 6,700,000	Pulte Homes Inc., *6.375% May 15, 2033*	6,470,677	7,908,721	6,820,404	8,353,629	
$ 5,000,000	Realty Income Corp., *5.875% March 15, 2035, Senior Unsecured Notes*	4,843,200	5,832,651	5,066,708	6,205,702	
		36,849,553	45,214,983	38,843,597	47,575,627	9.1%
	Total Corporate Debt Securities	$ 286,353,036	$ 351,988,895	$ 298,401,319	$ 365,481,859	69.6%
Contracts	Options					
500	September Put Option on September 2005 CBT Futures @ 112	341,613	430,202	46,875	57,412	
1,700	September Put Option on September 2005 CBT Futures @ 114	956,515	1,201,682	398,437	488,006	
1,500	September Put Option on September 2005 CBT Futures @ 116	801,657	986,278	796,875	976,012	
2,000	September Call Option on September 2005 CBT Futures @ 116	1,259,500	1,536,781	6,531,250	7,999,473	
(2,000)	September Call Option on September 2005 CBT Futures @ 112	(3,740,500)	(4,563,979)	(13,625,000)	(16,687,897)	
	Total Options	(381,215)	(409,036)	(5,851,563)	(7,166,994)	(1.4%)
	Total	$ 419,893,644	$ 516,426,656	$ 428,933,830	$ 525,358,045	100.0%

The accompanying notes are an integral part of these financial statements.

Notes to the Financial Statements (Unaudited)

June 30, 2005

1. OPERATIONS

Flaherty & Crumrine Investment Grade Fixed Income Fund (the "Fund") is a closed-end investment trust created under the laws of the Province of Alberta on November 25, 2004, pursuant to an amended and restated declaration of trust. Computershare Trust Company of Canada is the Trustee and Brompton FFI Management Limited is the Manager and is responsible for managing the affairs of the Fund. Flaherty & Crumrine Incorporated manages the Fund's portfolio. The Fund commenced operations on December 15, 2004.

2. SIGNIFICANT ACCOUNTING POLICIES

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles and should be read in conjunction with the most recent audited financial statements at December 31, 2004. The significant accounting policies used for preparing these unaudited interim financial statements are consistent with those used in preparing the audited financial statements.

Certain comparative figures have been reclassified to conform to the current period's presentation of unitholders' capital and retained earnings.

3. UNITS OF THE FUND

The Fund is authorized to issue an unlimited number of transferable, redeemable units of beneficial interest, each of which represents an equal, undivided interest in the net assets of the Fund. Each unit entitles the holder to one vote and to participate equally with respect to any and all distributions made by the Fund.

Units may be redeemed during November of any year, between twenty and forty-five business days prior to the second last business day in November. Unitholders whose units are redeemed will receive a redemption price equal to the net asset value per unit on the redemption date.

Units may also be redeemed at least ten business days prior to the second last business day of each month, except for the month of November. Unitholders whose units are redeemed will receive a redemption price per unit equal to the lesser of (i) 96% of the weighted average trading price of the units for the ten trading days preceding the redemption date and (ii) 100% of the closing market price of the units.

For the three and six months ended June 30, 2005, the Fund issued 16,824 and 28,622 units, respectively, in respect of its management and advisor fees.

The Fund received approval from the Toronto Stock Exchange for a normal course issuer bid for the period from December 22, 2004 through to December 21, 2005. Pursuant to the issuer bid, the Fund may purchase up to 1,436,000 units for cancellation. The Fund may only repurchase units when the net asset value per unit exceeds its trading price. For the three and six months ended June 30, 2005, 27,400 units were purchased for cancellation.

The weighted average number of units outstanding for the six months ended June 30, 2005 was 14,890,461.

4. DISTRIBUTIONS TO UNITHOLDERS

Distributions, as declared by the Manager, are made on a monthly basis to unitholders of record on the last business day of each month. The distributions are payable by the tenth business day of the following month. For the three and six months ended June 30, 2005, the Fund declared total distributions of $0.4062 and 0.8124 per unit, respectively. Under the Fund's distribution reinvestment plan, unitholders may elect to reinvest monthly distributions in additional units of the Fund which may be issued from treasury or purchased on the open market. For the three and six months ended June 30, 2005, 747 and 1,268 units, respectively, were issued by the Fund.

5. MANAGEMENT, ADVISOR AND SERVICE FEES

Pursuant to a management agreement, the Manager provides management and administrative services to the Fund, for which it is paid a management fee equal to 0.35% per annum of the net asset value of the Fund, plus applicable taxes. The management fee may be paid in cash or units at the option of the Manager. To the extent that units are issued from treasury for this purpose, they will be issued at the net asset value per unit. For the three and six months ended June 30, 2005, the entire management fee was paid in units. Flaherty & Crumrine Incorporated, the portfolio manager for the Fund, and Brompton Capital Advisors Inc. are entitled to receive an aggregate fee equal to 0.70% per annum of the net asset value, plus applicable taxes. Both fees are calculated and payable monthly. The Fund also pays to the Manager a service fee equal to 0.30% per annum of the net asset value of the Fund. The service fee is in turn paid by the Manager to the investment dealers in proportion to the number of units held by clients of each dealer at the end of each calendar quarter.

6. INVESTMENT TRANSACTIONS

Investment transactions for the three and six months ended June 30, 2005 were as follows:

	Three months ended June 30, 2005	Six months ended June 30, 2005
Proceeds from sale of investments and options	$ 147,660,660	$ 469,181,896
Less cost of investments and options sold:		
Investments at cost, beginning of period	532,538,044	528,622,454
Investments purchased during the period	133,975,632	463,187,242
Investments at cost, end of period	(516,426,656)	(516,426,656)
Cost of investments and options sold during the period	150,087,020	475,383,040
Net realized loss on sale of investments and options	$ (2,426,360)	$ (6,201,144)

7. FOREIGN CURRENCY FORWARD CONTRACTS

The Fund uses foreign currency forward contracts to hedge foreign exchange risks associated with its US dollar investment portfolio. During the three and six months ended June 30, 2005, the Fund realized a loss in the amount of $3,130,151 and a gain of $440,319, respectively, on the close out of certain contracts. At June 30, 2005, the Fund had entered into the following foreign currency forward contracts with a Canadian chartered bank:

Canadian Dollars Purchased	US Dollars Sold	Delivery Date	Unrealized Gain (Loss)
$ 111,879,720	$ 90,900,000	July 19, 2005	$ 592,920
237,115,554	190,075,000	January 15, 2015	6,605,051
$ 348,995,274	$ 280,975,000		$ 7,197,971

8. LOANS PAYABLE

Pursuant to an agreement with a Canadian chartered bank, the Fund maintains a 364-day renewable revolving credit facility. The revolving credit facility provides for maximum borrowings of $13.9 million for working capital purposes under one tranche and US$153.8 million under the second tranche for investment purposes. Both tranches can be availed at either the prime rate of interest, the bankers' acceptance rate plus a fixed percentage, the LIBOR rate plus a fixed percentage or by US base rate borrowings. At June 30, 2005, the Fund had a US dollar loan equivalent to $186.5 million (US$152.3 million) outstanding under this facility. During the three and six months ended June 30, 2005, the Fund realized a foreign exchange loss in the amount of $5,490,894 and $1,856,762, respectively, on the repayment of borrowings in US dollars, and at June 30, 2005, borrowings in US dollars had an unrealized foreign exchange gain of $2,055,392. The credit facility is secured by a first-ranking and exclusive charge on all of the Fund's assets.

Costs incurred to establish the credit facility are deferred and amortized over its term. For the three and six months ended June 30, 2005, the Fund has recorded amortization of these costs in the amount of $10,264 and $18,917, respectively.

The credit facility is used by the Fund for the purchase of additional investments and for general Fund purposes.

BROMPTON *Advantaged*

EQUAL WEIGHT OIL & GAS

INCOME FUND

The Fund

Brompton Advantaged Equal Weight Oil & Gas Income Fund is a closed-end investment trust that trades on the Toronto Stock Exchange under the symbol AOG.UN. The Fund commenced operations on March 17, 2005, when it issued 21 million units at $10 per unit through an initial public offering. An additional 0.75 million units were issued on March 31, 2005 through the exercise of the over-allotment option, bringing gross proceeds from the offering to $217.5 million. The Fund is managed by Brompton AOG Management Limited. The Fund's investment objectives are to provide investors with the benefits of high monthly tax-advantaged cash distributions and low management fees together with the opportunity for capital appreciation by investing on a passive basis in an equally weighted diversified portfolio of oil and gas income trusts. At the time of investment, the portfolio is comprised of an equal dollar amount of securities of each oil and gas income trust listed on the TSX that pays a regular distribution and has a market capitalization of at least $500 million. The portfolio is rebalanced quarterly to include any newly qualifying oil and gas income trusts and to eliminate any oil and gas income trust whose market capitalization falls below $350 million or which otherwise does not qualify for investment.

Management's Discussion and Analysis

The following information provides an analysis of the consolidated operations and financial position of the Fund for the quarter ended June 30, 2005 and it should be read in conjunction with the financial statements and accompanying notes. The consolidated results and the financial position which are presented include the accounts of the Fund and O&G Trust. The activities of O&G Trust are discussed further under Forward Agreement. The financial statements of the Fund and O&G Trust have been consolidated pursuant to Accounting Guideline 15 – Consolidation of Variable Interest Entities, as the Fund is exposed to a majority of the economic benefits and risks of O&G Trust by virtue of the Forward Agreement.

Forward Agreement

Using the proceeds from the initial public offering ("IPO"), the Fund acquired a portfolio of Canadian common stocks. At the same time, in order for the Fund to gain exposure to a portfolio of oil and gas income trusts, the Fund entered into a forward purchase and sale agreement ("Forward Agreement") with the Bank of Nova Scotia (the "Counterparty"). Under the terms of the Forward Agreement, the Counterparty has agreed to pay to the Fund, on or about March 31, 2015, an amount equal to the net asset value of O&G Trust as the purchase price of the common share portfolio. In conjunction with the IPO of the Fund, the Counterparty subscribed for units of O&G Trust in an amount equal to the net proceeds from the IPO. The net proceeds were used by O&G Trust to acquire the portfolio of oil and gas income trusts. The return to investors of the Fund is dependent upon the return on the oil and gas income trust portfolio by virtue of the Forward Agreement.

In order to pay monthly distributions, redemptions and ongoing expenses, the terms of the Forward Agreement permit the Fund to partially settle the forward prior to March 31, 2015.

Distributions

During the three months ended June 30, 2005, the Fund distributed $0.2595 per unit, at a rate of $0.0865 per unit per month. This distribution is at a level that exceeds the targeted yield of 10.35% on a $10 unit as set out in the Fund's final prospectus.

It is estimated that 100% of 2005 distributions will be a return of capital for tax purposes. The distribution amounts will not be included in income but will reduce the adjusted cost base of an investor's units.

Investment Portfolio

As of June 30, 2005, O&G Trust's oil and gas income trust portfolio included 25 issuers. At the time of investment, each holding represented 4% of the portfolio. The Fund also holds one equity investment resulting from the reorganization of an existing investment. As a result of the merger of APF Energy Trust ("APF") and StarPoint Energy Trust ("StarPoint"), each unit of APF held by the Fund was exchanged for 0.63 units of StarPoint. In addition, APF made a special distribution of common shares of Rockyview Energy Inc. ("Rockyview"), a junior exploration company, which is listed on the Toronto Stock Exchange. A detailed listing of the oil and gas income trust portfolio of O&G Trust and the common stock portfolio of the Fund is provided in the financial statements.

Despite oil and gas trusts experiencing volatility during the period from inception to June 30, 2005 which was largely due to fluctuations in oil prices, the S&P/TSX Capped Energy Trust Index still increased by 1.6%, excluding distributions made from underlying trusts. As of June 30, 2005, the oil and gas income trust portfolio had declined in value by 1.9% and had an unrealized loss of $4.3 million.

Net Asset Value

During the quarter ended June 30, 2005, the net asset value of the Fund increased by $0.25 per unit or 2.8% to $9.30, and for the year-to-date the net asset value of the Fund decreased by $0.16 per unit or 1.7%, broken down as follows:

	First Quarter 2005	Second Quarter 2005	Year-to-Date 2005
Net investment income	$ 0.07	$ 0.29	$ 0.36
Net change in unrealized loss on investments	(0.43)	0.23	(0.20)
Results of operations	(0.36)	0.52	0.16
Capital transactions	0.01	(0.01)	—
Less: distributions	(0.06)	(0.26)	(0.32)
Increase (decrease) in net asset value	$ (0.41)	$ 0.25	$ (0.16)

Liquidity and Capital Resources

As of June 30, 2005, O&G Trust had borrowings of $22.2 million under its term credit facility, which represented 9.8% of the total assets. The interest rate on these borrowings was fixed at 4.55% until January 22, 2010 which reduces exposure to rising short-term interest rates over its term. In addition to the term credit facility, $12 million is available under a 364-day revolving credit facility, which can be borrowed at the prime rate of interest or at the banker's acceptance rate plus a fixed percentage. The revolving credit facility may be used for working capital purposes and to invest in public offerings of oil and gas trusts that qualify for inclusion in the portfolio.

To provide liquidity, units of the Fund are listed on the TSX under the symbol AOG.UN. The Fund's normal course issuer bid, which was implemented in April 2005, allows it to purchase units for cancellation when they trade below the net asset value per unit. In such situations, purchases under the issuer bid are accretive to the net asset value of the Fund. During the quarter, 6,500 units were purchased under this bid at an average price of $8.80. In addition, unitholders may redeem units of the Fund on the second last business day of December of each year beginning in 2005 at the then current net asset value. When determining the net asset value for redemption purposes, the securities in the portfolio that are listed or traded on a stock exchange are valued by taking the weighted average trading price of the securities for the last three days of the month in which the redemption occurs.

Management Expense Ratio

The Fund has a very low management fee at 0.45% of net asset value per annum. When this fee is combined with the 0.55% cost of the forward agreement and stock borrowing fees, the 0.30% service fee that is paid to investment dealers and the general and administrative expenses of the Fund, the management expense ratio for the quarter ended June 30, 2005 was 1.62% based on net assets and 1.47% based on total assets.

Outlook

The Fund's investment objectives are to provide investors with the benefits of high tax-advantaged monthly cash distributions and low management fees together with the opportunity for capital appreciation by investing in an equally weighted portfolio of oil and gas income trusts on a passive basis. While we continue to believe in the long-term fundamentals of the oil and gas sectors in which the Fund invests, values of the underlying investments and consequently the net asset value of the Fund may fluctuate over time.

Respectfully submitted on behalf of the Board,

Raymond R. Pether
President and Chief Executive Officer
Brompton AOG Management Limited
August 10, 2005

Mark A. Caranci
Chief Financial Officer
Brompton AOG Management Limited

This quarterly report contains forward-looking information which involves known and unknown risks, uncertainties and other factors which may cause actual results to be materially different than the results expressed or implied by such forward-looking information. In evaluating the forward-looking information contained herein, readers should consider various factors, including those described in the Fund's prospectus and other documents filed with regulatory authorities. The Fund is not obligated to update or revise the forward-looking information contained herein to reflect new events or circumstances.

Investment Highlights

	June 30, 2005	March 31, 2005
Net asset value per unit	$ 9.30	$ 9.05
Quarterly distributions per unit	$ 0.2595	$ 0.06
Market price per unit	$ 9.70	$ 9.65
Total assets (millions)	$ 227	$ 235

Consolidated Statement of Net Assets (Unaudited)

	June 30, 2005
Assets	
Investments, at market value (cost – $228,612,430)	$ 224,348,868
Cash and short-term investments	676,262
Distributions and interest receivable	1,976,428
Deferred financing costs (note 8)	17,931
Total assets	227,019,489
Liabilities	
Accounts payable and accrued liabilities	543,810
Distributions payable to unitholders (note 5)	1,882,578
Loans payable (note 8)	22,200,000
Total liabilities	24,626,388
Unitholders' equity	
Unitholders' capital	205,892,968
Contributed surplus	4,353
Deficit	(3,504,220)
Net assets representing unitholders' equity	$ 202,393,101
Units outstanding (note 3)	21,763,906
Net asset value per unit	$ 9.30

Consolidated Statements of Operations and Deficit (Unaudited)

	Three months ended June 30, 2005	For the period from March 17, 2005* to June 30, 2005
Income		
Distributions from income funds	$ 7,206,993	$ 8,834,990
Interest income	5,403	75,170
	7,212,396	8,910,160
Expenses		
Management fee (note 6)	233,625	271,611
Service fee (note 6)	149,546	174,111
Forward agreement fee and borrowing cost (note 4)	303,876	366,073
General and administrative	103,182	119,955
Interest and bank charges (note 8)	262,200	268,464
	1,052,429	1,200,214
Net investment income	6,159,967	7,709,946
Net realized loss on sale of investments (note 7)	(6,395,755)	(6,395,755)
Unrealized gain on forward agreement	6,395,755	6,395,755
Net change in unrealized loss on investments	4,914,675	(4,263,562)
Results of operations	$ 11,074,642	$ 3,446,384
Deficit, beginning of period	$ (8,933,258)	$ —
Distributions to unitholders	(5,645,604)	(6,950,604)
Deficit, end of period	$ (3,504,220)	$ (3,504,220)
Results of operations per unit[1]	$ 0.52	$ 0.16

* Date of commencement of operations.

[1] Based on the weighted average number of units outstanding for the period (note 3).

The accompanying notes are an integral part of these financial statements.

Consolidated Statements of Cash Flows (Unaudited)

	Three months ended June 30, 2005	For the period from March 17, 2005* to June 30, 2005
Cash flows from operating activities:		
Results of operations	$ 11,074,642	$ 3,446,384
Adjustments to reconcile net cash provided by (used in) operations:		
Net change in unrealized loss on investments	6,395,755	6,395,755
Unrealized gain on forward agreement	(6,395,755)	(6,395,755)
Net change in unrealized loss on investments	(4,914,675)	4,263,562
Amortization of deferred financing costs	7,069	7,069
Increase in distributions and interest receivable	(347,423)	(1,976,428)
Increase (decrease) in accounts payable and accrued liabilities	(226,497)	543,807
Purchase of investments (note 7)	(50,973,798)	(467,139,657)
Proceeds from sale of investments (note 7)	38,317,786	38,317,786
Other	—	(555)
Cash used in operating activities	(7,062,896)	(422,538,032)
Cash flows from financing activities:		
Proceeds from settlement of funds (note 3)	—	20
Proceeds from initial public offering of units of the Fund, net (note 3)	—	205,855,000
Proceeds from issuance of units of the Fund (note 3)	179,486	179,486
Proceeds from issuance of O&G Trust units, net	—	205,775,000
Increase in loans payable	3,400,000	22,200,000
Deferred financing costs paid	(25,000)	(25,000)
Distributions paid to unitholders of the Fund (note 5)	(5,068,026)	(5,068,026)
Distributions paid to unitholders of O&G Trust	(5,586,612)	(5,586,612)
Repurchase of units of the Fund (note 3)	(57,185)	(57,185)
Amounts paid for redemption of units of O&G Trust	(58,389)	(58,389)
Cash provided by (used in) financing activities	(7,215,726)	423,214,294
Net increase (decrease) in cash and short-term investments	(14,278,622)	676,262
Cash and short-term investments, beginning of period	14,954,884	—
Cash and short-term investments, end of period	$ 676,262	$ 676,262
Supplemental information:		
Interest paid	$ 234,834	$ 234,834

* Date of commencement of operations.

Consolidated Statements of Changes in Net Assets (Unaudited)

	Three months ended June 30, 2005	For the period from March 17, 2005* to June 30, 2005
Net assets, beginning of period	$ 196,841,762	$ —
Operations:		
Results of operations	11,074,642	3,446,384
Unitholder transactions:		
Proceeds from settlement of funds (note 3)	—	20
Proceeds from issuance of units of the Fund, net (note 3)	179,486	205,954,486
Distributions to unitholders of the Fund (note 5)	(5,645,604)	(6,950,604)
Repurchase of units of the Fund (note 3)	(57,185)	(57,185)
	(5,523,303)	198,946,717
Net increase in net assets	5,551,339	202,393,101
Net assets, end of period	$ 202,393,101	$ 202,393,101
Distributions per unit	$ 0.2595	$ 0.3195

* Date of commencement of operations.

The accompanying notes are an integral part of these financial statements.

Consolidated Statement of Investments (Unaudited)

As at June 30, 2005		Cost	Market Value
No. of Units	Oil and Gas Income Trusts		
572,607	Acclaim Energy Trust	$ 9,118,991	$ 8,783,791
455,836	Advantage Energy Income Fund	9,118,993	7,730,979
487,695	ARC Energy Trust	9,119,000	9,724,638
607,119	Baytex Energy Trust	9,118,993	8,183,964
287,378	Bonavista Energy Trust	9,118,974	8,920,213
454,599	Crescent Point Energy Trust	9,118,989	8,400,990
200,431	Enerplus Resources Fund	9,118,997	9,380,171
376,663	Enterra Energy Trust	9,120,146	10,998,560
696,094	Esprit Energy Trust	9,118,993	8,311,362
418,266	Focus Energy Trust	9,118,991	9,034,546
535,111	Freehold Royalty Trust	9,118,999	8,556,425
359,515	Harvest Energy Trust	9,205,670	9,724,881
619,206	Ketch Resources Trust	9,118,995	7,058,948
625,521	NAL Oil & Gas Trust	9,118,995	8,913,674
518,847	Paramount Energy Trust	9,118,995	8,924,168
497,727	Pengrowth Energy Trust	9,118,989	9,158,177
486,788	Petrofund Energy Trust	9,118,997	9,492,366
342,266	Peyto Energy Trust	9,118,995	10,011,281
286,511	Primewest Energy Trust	9,118,998	8,784,427
653,696	Progress Energy Trust	9,118,998	8,517,659
735,097	Provident Energy Trust	9,118,993	9,423,944
125,521	Rockyview Energy Inc.	549,784	738,063
408,575	Shiningbank Energy Income Fund	9,118,989	8,804,791
474,472	StarPoint Energy Trust	9,118,993	8,943,797
389,498	Vermilion Energy Trust	9,118,979	9,098,673
1,232,822	Viking Energy Royalty Trust	9,118,994	8,728,380
	Total Oil and Gas Income Trusts	$ 228,612,430	$ 224,348,868
Canadian Common Stocks (pledged to the Counterparty under the Forward Agreement)			
No. of Shares	Canadian Common Stocks		
464,975	Alimentation Couche-Tard Inc.	$ 8,693,439	$ 8,699,682
468,767	Angiotech Pharmaceuticals, Inc.	8,693,997	7,908,099
419,896	ATI Technologies Inc.	8,693,998	6,088,492
421,603	Biovail Corporation	8,693,990	7,972,513
399,312	BlackRock Ventures Inc	3,981,141	3,937,216
571,114	Canwest Global Communications Corp.	8,693,992	7,778,573
529,726	Celestica Inc.	8,694,014	8,687,506
1,112,570	CGI Group Inc.	8,694,012	8,188,515
663,714	Compton Petroleum Corporation	8,694,009	7,400,411
299,465	Cott Corporation	8,693,974	7,992,721
212,177	Dorel Industries Inc.	8,693,967	9,038,740
846,040	GEAC Computer Corporation Limited	8,694,014	9,018,786
188,099	Gildan Activewear Inc.	4,759,544	6,041,740
302,486	Hummingbird Ltd.	8,693,940	7,864,636
442,351	Ivanhoe Mines Ltd	3,981,159	4,211,182
942,422	Kinross Gold Corporation	6,314,227	7,068,165
181,704	Meridian Gold Inc.	3,981,135	3,997,488
2,530,173	Nortel Networks Corporation	8,722,844	8,071,252
187,689	Precision Drilling Corporation	8,693,814	9,063,502
556,459	QLT Inc.	8,693,994	7,050,336
250,564	RONA inc.	6,314,213	6,183,920
1,267,743	Tembec Inc.	8,694,023	4,310,326
634,971	The Forzani Group Ltd.	8,694,005	6,762,441
386,894	TLC Vision Corporation	3,981,139	3,791,561
323,669	Tundra Semiconductor Corporation	3,981,129	4,039,389
287,059	Vincor International Inc.	8,693,973	8,640,476
	Total Canadian Common Stocks	$ 193,813,686	$ 179,807,668
	Payable to Counterparty under the Forward Agreement	(193,813,686)	(179,807,668)
	Total	$ 228,612,430	$ 224,348,868

The accompanying notes are an integral part of these financial statements.

Notes to the Consolidated Financial Statements (Unaudited)

June 30, 2005

1. OPERATIONS

Brompton Advantaged Equal Weight Oil & Gas Income Fund (the "Fund") is a closed-end investment trust created under the laws of the Province of Ontario on February 24, 2005, pursuant to an amended and restated declaration of trust. These consolidated financial statements include the accounts of O&G Trust which was created under the laws of the Province of Ontario on February 24, 2005 pursuant to a declaration of trust. Computershare Trust Company of Canada is the Trustee of the Fund and Brompton AOG Management Limited (the "Manager") is responsible for managing the affairs of the Fund and O&G Trust. The Manager has retained Brompton Capital Advisors Inc. to acquire the common share and oil and gas income trust portfolios and to rebalance the oil and gas income trust portfolio on a quarterly basis in accordance with the terms of the O&G Trust declaration of trust. The Fund and O&G Trust commenced operations on March 17, 2005.

2. SIGNIFICANT ACCOUNTING POLICIES

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles and they include estimates and assumptions made by management that affect the reported amounts of assets and liabilities at the date of these financial statements and the reported amounts of income and expenses during the period. Actual results could differ from these estimates.

a) **Principles of Consolidation**
These consolidated financial statements include the accounts of the Fund and O&G Trust. The financial statements of the Fund and O&G Trust have been consolidated pursuant to Accounting Guideline 15 – Consolidation of Variable Interest Entities, as the Fund is exposed to a majority of the economic risks of O&G Trust by virtue of the Forward Agreement.

b) **Valuation of Investments**
The Fund's investments are presented at market value. Investments that are publicly traded are valued at their closing price. If a closing price is not available, then these investments are valued using an average of the latest bid and ask prices. Short-term investments are valued at cost which, when taken together with accrued interest income thereon, is an approximation of their market value.

c) **Investment Transactions and Income Recognition**
Investment transactions are recorded on trade date and any realized gains or losses are recognized using the average cost of the investments. Interest income is recognized on an accrual basis. Distributions from income funds are recognized on the ex-distribution date. Net realized gains (losses) on the sale of investments include net realized gains or losses from foreign currency changes.

d) **Forward Contracts**
Forward contracts entered into by the Fund are valued at an amount that is equal to the gain or loss that would be realized if the position were to be closed out, which is equivalent to the difference between the value of the deliverable asset and the value of the asset to be received.

e) **Income Taxes**
The Fund qualifies as a mutual fund trust under the Income Tax Act (Canada). Provided the Fund makes distributions in each year of its net income and net realized capital gains, the Fund will not generally be liable for income tax. It is the intention of the Fund to distribute all of its net income and net realized capital gains on an annual basis. Accordingly, no income tax provision has been recorded.

f) **Foreign Exchange**
The market value of investments and other assets and liabilities that are denominated in foreign currencies are translated into Canadian dollars at the noon rate of exchange on each valuation date. Purchases and sales of investments and income derived from investments are translated at the rate of exchange prevailing on the respective dates of such transactions.

g) **Fair Value of Financial Instruments**
The fair value of the Fund's financial instruments, which are composed of cash and short-term investments, distributions and interest receivable, accounts payable and accrued liabilities and loans payable, approximates their carrying value.

3. UNITS OF THE FUND

Authorized

The Fund is authorized to issue an unlimited number of transferable, redeemable units of beneficial interest, each of which represents an equal, undivided interest in the net assets of the Fund. Each unit entitles the holder to one vote and to participate equally with respect to any and all distributions made by the Fund. Units may be surrendered for redemption in December of any year but must be surrendered at least twenty business days prior to the second last business day of December ("Redemption Date"). Redemption of surrendered units will be effected at net asset value on the Redemption Date of each year and will be settled on or before the tenth business day in January.

Units may also be redeemed at least 20 business days prior to the second last business day of each month, except for the month of December. Unitholders whose units are redeemed will receive a redemption price per unit equal to the lesser of (i) 95% of the weighted average trading price of the units for the ten trading days immediately preceding the Redemption Date and (ii) 100% of the closing market price of the units.

Issued

	Number of Units	Amount
Units, beginning of period	—	$ —
Initial public offering, net	21,000,000	198,650,000
Exercise of over-allotment option, net	750,000	7,125,000
Proceeds from issuance of units	20,406	179,486
Repurchase of units	(6,500)	(61,518)
Units, end of period	21,763,906	$ 205,892,968

On March 17, 2005, the Fund completed its initial public offering of 21,000,000 units at a price of $10 for proceeds, net of agents' fees and issuance costs, of $198,650,000.

On March 31, 2005, the Fund completed the issuance of an additional 750,000 units at a price of $10 for proceeds net of agents' fees of $7,125,000. The issuance of these additional units was pursuant to the exercise of the over-allotment option granted to the agents in connection with the initial public offering.

The Fund received approval from the Toronto Stock Exchange to undertake a normal course issuer bid program for the period from April 11, 2005 through to April 10, 2006. Pursuant to the issuer bid, the Fund may purchase up to 2,165,000 of its units for cancellation when the net asset value per unit exceeds its trading price. During the three months ended June 30, 2005, and the period from March 17, 2005 to June 30, 2005, 6,500 units were purchased for cancellation.

For the three months ended June 30, 2005 and the period from March 17, 2005 to June 30, 2005, the Fund issued 20,406 units to the Manager in respect of its management fee (see note 6).

The weighted average number of units outstanding for the period ended June 30, 2005 was 21,654,722.

4. FORWARD AGREEMENT AND COMMON SHARE PORTFOLIO

On March 17, 2005, the Fund entered into a forward purchase and sale agreement ("Forward Agreement") with a Canadian chartered bank ("Counterparty"). The obligations of the Counterparty to the Fund under the Forward Agreement are determined by reference to the performance of the O&G Trust.

Under the terms of the Forward Agreement, the Counterparty has agreed to pay to the Fund, on or about March 30, 2015 or earlier, in whole or in part at the request of the Fund, an amount equal to the redemption proceeds of the number of units of O&G Trust specified in the Forward Agreement, in exchange for the Fund's common share portfolio.

In order to permit the Fund to pay: (i) monthly distributions on its units; (ii) redemptions and repurchases of units and (iii) operating expenses and other liabilities of the Fund, the terms of the Forward Agreement provide that the Forward Agreement may be settled in whole or in part prior to March 31, 2015, by the Fund at its discretion.

The Fund will pay to the Counterparty a fee under the forward agreement of 0.40% of the net asset value of the O&G Trust plus a fee related to the stock borrowing costs incurred by the Counterparty of 0.15% of the market value of the Fund's common share portfolio, calculated and payable monthly in arrears.

5. DISTRIBUTIONS PAYABLE TO UNITHOLDERS

Distributions of the Fund, as declared by the Manager, are made on a monthly basis to unitholders of record on the last business day of each month. The distributions are payable by the tenth business day of the following month. For the three months ended June 30, 2005 and the period from March 17, 2005 to June 30, 2005, the Fund declared total distributions of $0.2595 and $0.3195 per unit, respectively.

6. MANAGEMENT AND SERVICE FEES

Pursuant to management agreements, the Manager provides management and administrative services to the Fund and O&G Trust, for which it is paid management fees, which when taken together, equals 0.45% per annum of the net asset value of the Fund plus applicable taxes. The Fund's management fee may be paid in cash or units at the option of the Manager. To the extent that units are issued from treasury for this purpose, they will be issued at the net asset value per unit. During the period ended June 30, 2005 the entire management fee was paid in units. The Manager is responsible for paying fees to Brompton Capital Advisors Inc., the portfolio manager of the Fund and O&G Trust. The Fund also pays to the Manager a service fee equal to 0.30% per annum of the net asset value of the Fund. The service fee is in turn paid by the Manager to investment dealers in proportion to the number of units held by clients of each dealer at the end of each calendar quarter.

7. INVESTMENT TRANSACTIONS

Investment transactions of the Fund and O&G Trust for the periods ending June 30, 2005 were as follows:

	Three months ended June 30, 2005	For the period from March 17, 2005* to June 30, 2005
Proceeds from sale of investments		
Oil and gas income trusts	$ 3	$ 3
Common share portfolio	38,317,783	38,317,783
	38,317,786	38,317,786
Less cost of investments sold:		
Investments at cost, beginning of period		
Oil and gas income trusts	227,975,961	—
Common share portfolio	205,854,445	—
	433,830,406	—
Investments purchased during the period		
Oil and gas income trusts	636,472	228,612,433
Common share portfolio	32,672,779	238,527,224
	33,309,251	467,139,657
Investments at cost, end of period		
Oil and gas income trusts	228,612,430	228,612,430
Common share portfolio	193,813,686	193,813,686
	422,426,116	422,426,116
Cost of investments sold during the period	44,713,541	44,713,541
Net realized gain on sale of investments	$ 6,395,755	$ 6,395,755

* Date of commencement of operations.

The common share portfolio has been pledged to the Counterparty under the terms of the Forward Agreement.

8. LOANS PAYABLE

Pursuant to an agreement with a Canadian chartered bank, O&G Trust has a 364-day renewable revolving credit facility and a term credit facility. The revolving credit facility provides for maximum borrowings of $12.0 million at either the prime rate of interest or the bankers' acceptance rate plus a fixed percentage. There were no drawings under this facility at June 30, 2005. O&G Trust has borrowed $22.2 million under the term credit facility at a fixed the rate of 4.55% to January 22, 2010. The credit facilities are secured by a first-priority security interest over all of O&G Trust's assets.

Costs incurred to establish the credit facilities are deferred and amortized over the term of the facilities. For the three months ended June 30, 2005 and the period from March 17, 2005 to June 30, 2005, the Fund has recorded amortization of these costs in the amounts of $7,069.

The credit facilities are used by O&G Trust for the purchase of additional investments and for general fund purposes.

BROMPTON TRACKER FUND

The Fund
Brompton Tracker Fund commenced operations on July 18, 2005 after completing its initial public offering. A total of $424 million was raised pursuant to this offering.

Objectives
The investment objectives of the Fund are to provide unitholders with the benefits of high monthly cash distributions and low management fees together with the opportunity for capital appreciation by investing in an equally-weighted portfolio of senior, large-cap income trusts included in the S&P/TSX Composite Index and which pay a regular distribution.

Portfolio
The Fund will invest an equal dollar amount in each income trust that the Manager anticipates will be selected by S&P for inclusion in the S&P/TSX Composite Index and that pays a regular distribution. Based on S&P's inclusion criteria, the portfolio will comprise senior, large-cap income trusts which generally have histories of operating performance, financial results and superior market liquidity. The portfolio will be equally weighted based on total assets at the time of acquisition and each subsequent rebalancing. A copy of the Fund's portfolio as at July 29, 2005 is provided in the Statement of Investments.

Manager
Brompton BTF Management Limited is the Manager of the Fund and is responsible for providing management and administrative services required by the Fund.

Distributions
The Fund intends to provide high monthly cash distributions to unitholders based on the distributions received by the portfolio less expenses. The level of distribution paid by the Fund will depend upon the distributions received from the income trusts included in the portfolio and, therefore, is expected to fluctuate from month to month. The Fund declared its initial distribution of $0.05 per unit for unitholders of record on July 29, 2005 for the partial period from closing on July 18, 2005 to the end of the month. Based on distribution levels received by the Fund at the time the first distribution was declared, a full month's distribution would be $0.068 per unit for an annual yield of approximately 8.16% based on the initial offering price of $10.00 per unit. Distributions will be paid no later than the tenth business day following the month in which they are declared.

Financial
The Fund's net asset value will be published weekly in the financial press and its month-end portfolio and net asset value are available on Brompton's website at www.bromptongroup.com.

Respectfully submitted on behalf of the Board,

Raymond R. Pether
President and Chief Executive Officer
Brompton BTF Management Limited
August 10, 2005

Mark A. Caranci
Chief Financial Officer
Brompton BTF Management Limited

This quarterly report contains forward-looking information which involves known and unknown risks, uncertainties and other factors which may cause actual results to be materially different than the results expressed or implied by such forward-looking information. In evaluating the forward-looking information contained herein, readers should consider various factors, including those described in the Fund's prospectus and other documents filed with regulatory authorities. The Fund is not obligated to update or revise the forward-looking information contained herein to reflect new events or circumstances.

Statement of Investments (Unaudited)

As at July 29, 2005		Cost	Market Value	% of Portfolio
	Cash and Short-Term Investments	$ 582,456	$ 582,456	0.1%
No. of Units	**Consumer**			
235,773	Bell Nordiq Income Fund	4,390,568	4,326,435	
381,700	CML Healthcare Income Fund	5,362,261	5,588,088	
398,211	Connors Bros. Income Fund	6,366,759	6,526,678	
315,000	Davis + Henderson Income Fund	6,736,562	7,040,250	
351,000	Energy Savings Income Fund	6,428,920	6,879,600	
416,167	Yellow Pages Income Fund	6,243,067	6,521,337	
		35,528,137	36,882,388	8.6%
No. of Units	**Industrials**			
279,000	Newalta Income Fund	6,595,410	6,765,750	
199,580	Superior Plus Income Fund	6,364,304	6,490,342	
		12,959,714	13,256,092	3.1%
No. of Units	**Oil and Gas Funds**			
413,217	Acclaim Energy Trust	6,584,919	7,103,200	
370,319	Advantage Energy Income Fund	6,682,328	6,750,915	
310,123	ARC Energy Trust	6,563,209	6,894,034	
458,756	Baytex Energy Trust	6,682,356	7,041,905	
197,505	Bonavista Energy Trust	6,269,117	6,320,160	
68,830	Canadian Oil Sands Trust	6,631,196	7,158,320	
334,718	Crescent Point Energy Trust	6,637,187	6,841,636	
141,160	Enerplus Resources Fund	6,684,144	6,902,724	
505,166	Esprit Energy Trust	6,494,004	6,668,191	
303,294	Focus Energy Trust	6,614,555	6,975,762	
244,732	Freehold Royalty Trust	4,095,934	4,194,706	
224,855	Harvest Energy Trust	6,463,681	6,671,448	
581,401	Ketch Resources Trust	6,682,362	6,976,812	
349,392	NAL Oil & Gas Trust	5,616,169	5,960,628	
351,668	Paramount Energy Trust	6,516,903	6,695,759	
356,919	Pengrowth Energy Trust	6,667,840	6,731,492	
223,250	Penn West Energy Trust	6,682,370	6,920,750	
330,148	Petrofund Energy Trust	6,651,689	6,966,123	
217,044	Peyto Energy Trust	6,635,323	7,346,939	
197,956	PrimeWest Energy Trust	6,526,623	6,869,073	
437,231	Progress Energy Trust	5,957,557	6,156,212	
466,627	Provident Energy Trust	6,301,842	6,467,450	
279,417	Shiningbank Energy Income Fund	6,501,848	6,845,717	
361,657	StarPoint Energy Trust	6,830,294	7,233,140	
362,415	Trilogy Energy Trust	6,682,358	7,063,468	
276,677	Vermilion Energy Trust	6,663,198	6,972,260	
811,957	Viking Energy Royalty Trust	6,203,276	6,479,417	
		173,522,282	181,208,241	42.2%
No. of Units	**Power**			
610,536	Algonquin Power Income Fund	6,384,491	6,471,682	
334,400	AltaGas Income Trust	8,593,746	8,945,200	
508,595	Calpine Power Income Fund	5,433,494	5,436,881	
376,800	Keyera Facilities Income Fund	6,566,859	7,121,520	
468,195	Northland Power Income Fund	6,899,967	6,484,501	
643,409	TransAlta Power, L.P.	6,544,812	6,401,920	
185,263	TransCanada Power, L.P.	6,680,043	6,576,837	
		47,103,412	47,438,541	11.1%
No. of Units	**Real Estate Investment Trusts**			
329,600	Boardwalk REIT	6,512,516	6,592,000	
291,900	Calloway REIT	6,577,276	6,926,787	
449,369	Canadian Apartment Properties REIT	6,641,246	6,560,787	
340,926	Canadian REIT	6,900,367	6,937,844	
408,744	Chartwell Seniors Housing REIT	6,325,503	6,233,346	
333,955	H&R REIT	6,664,285	6,919,548	
530,650	InnVest REIT	6,642,576	6,760,481	
920,000	Legacy Hotels REIT	6,630,623	6,587,200	
706,187	Retirement Residences REIT	6,582,265	6,779,395	
323,051	RioCan REIT	6,708,219	6,913,291	
304,970	Summit REIT	6,501,369	6,706,290	
		72,686,245	73,916,969	17.2%
No. of Units	**Resource**			
49,800	Fording Canadian Coal Trust	5,759,651	6,214,044	
133,300	Labrador Iron Ore Royalty Income Fund	3,194,426	3,463,134	
263,400	TimberWest Forest Corp.	3,939,649	4,238,106	
		12,893,726	13,915,284	3.2%
No. of Units	**Utilities and Infrastructure**			
232,300	BFI Canada Income Fund	6,617,527	6,829,620	
210,000	CCS Income Trust	6,581,400	6,720,000	
380,000	Consumers' Waterheater Income Fund	6,375,928	6,631,000	
313,200	Fort Chicago Energy Partners L.P.	4,137,479	4,337,820	
633,675	Inter Pipeline Fund	6,663,990	6,716,955	
458,500	Pembina Pipeline Income Fund	6,681,999	6,423,585	
379,665	TransForce Income Fund	6,307,477	6,530,238	
433,400	Trinidad Energy Services Income Trust	5,888,896	6,197,620	
481,825	UE Waterheater Income Fund	6,685,258	6,437,182	
416,400	Westshore Terminals Income Fund	5,054,818	5,579,760	
		60,994,772	62,403,780	14.5%
	Total	$ 416,270,744	$ 429,603,751	100.0%

Corporate Information

Directors

Aubrey W. Baillie, BA, CA

Peter A. Braaten, BA, MBA

Mark A. Caranci, B.Comm, CA

James W. Davie, B.Comm, MBA

Donald L. Lenz, BSc

P. Michael Nedham, BSc, MBA, CBV

Raymond R. Pether, BA, MBA

Christopher S.L. Hoffmann, BSc, MS, LLB

Arthur R.A. Scace, QC, BA, MA, LLB, LLD

Peter L. Wallace, BA, MBA

Ken S. Woolner, BSc, PEng

Officers

Peter A. Braaten
Chairman

Raymond R. Pether
President and Chief Executive Officer

Christopher S.L. Hoffmann
Executive Vice President

Mark A. Caranci
Chief Financial Officer

Moyra E. MacKay
Vice President and Corporate Secretary

David E. Roode
Senior Vice President

Craig T. Kikuchi
Vice President, Finance

Lorne J. Zeiler
Vice President

Imran Pervaiz
Controller

Jessica Leung
Controller

Continuous Disclosure Manager

Contact: David E. Roode
Phone: 416-642-6008
Email: roode@bromptongroup.com

Trustees

Computershare Trust Company of Canada
Brompton Preferred Management Limited

Custodian

The Royal Trust Company of Canada

Auditors

PricewaterhouseCoopers LLP

Bankers

Bank of Nova Scotia
Canadian Imperial Bank of Commerce
Royal Bank of Canada

Website

www.bromptongroup.com

Mailing Address

Suite 2930, Box 793
Bay Wellington Tower, BCE Place
181 Bay Street
Toronto, Ontario
M5J 2T3

Phone: 416-642-6000
Fax: 416-642-6001
Toll Free: 1-866-642-6001

BROMPTON
FUNDS

BROMPTON
FUNDS


VALUE INTEGRITY PERFORMANCE
THE FOUNDATION FOR EXCELLENCE

First Quarter Report 2005 | Q1

A COMMITMENT TO

EXCELLENCE

Brompton is regarded as one of the finest and most highly respected providers of financial products and services to individual and institutional clients in Canada.

Through a disciplined commitment to excellence, Brompton has grown its assets under management to over $2.4 billion in the past three years, establishing a solid foundation that will continue to deliver strong financial returns to its investors and clients. Brompton's success has been achieved by offering financial products to the public which combine excellent value, integrity and superior performance. Brompton's management and directors are a well respected group of accomplished business leaders who maintain the highest levels of corporate governance. The extensive experience, track record and integrity of its people are Brompton's most valuable assets.

Table of Contents

Message to Unitholders

We are pleased to provide the 2005 First Quarter Report for our Brompton Funds. All of our funds continued to pay distributions at rates equal to or higher than generally expected levels. In fact, prior to quarter-end, we announced a 5.3% and 3.2% increase in the distribution levels for two of our older funds, Brompton MVP Income Fund and Brompton Stable Income Fund, respectively.

During the quarter, Brompton continued its practice of providing well-conceived, high-yielding, tax-efficient investment products. Brompton Advantaged Equal Weight Oil & Gas Income Fund (TSX: AOG.UN), which closed on March 17, 2005, raising $217.5 million, provides investors with tax-efficient exposure to the royalty trust sector by investing an equal dollar amount in all those senior conventional oil and gas trusts listed on the TSX that pay a regular distribution. The Fund is structured with an equity forward agreement, which should result in all distributions being return of capital for the first seven years and a combination of return of capital and capital gains thereafter. Shortly after closing, we were able to fully invest the Fund, which enabled us to declare a substantial partial distribution for the month of March. AOG.UN currently pays a distribution rate of 10.38%, which is higher than its original target.

Despite two interest rate increases by the Federal Reserve in the United States, widening credit spreads and inflationary pressure in Canada due to higher commodity prices, most of our funds produced positive total returns to investors during the quarter, highlighted by Brompton Equity Split Corp., which provided a 5.6% total return to Class A unitholders and Brompton Equal Weight Oil & Gas Income Fund, which contributed a 7.8% total return over the quarter. These returns are calculated by the change in net asset values plus actual distribution rates.

The income trust market began the quarter at a strong pace, partly due to the highly positive announcement from Standard & Poor's on January 26, 2005 that it intends to include income trusts in the S&P/TSX Composite Index, Canada's premier equity index. We expect that this announcement, coupled with limited liability legislation that passed last year in Ontario and Alberta, will over time lead to greater interest and investment in income trusts by mutual, index and pension funds.

Near the end of the quarter, the income trust market began to retreat and this retrenchment has continued into the second quarter. We have seen this type of seasonal decline in the market in each of the past few years, and in each instance, the income trust market has rebounded to finish the year in positive territory. While the net asset value of our closed-end funds will fluctuate with the market in general, cash flows from the underlying securities remain strong and distributions continue to be paid at rates equal to or higher than targeted levels.

Interest rates are likely to increase in the United States in the short-term, which may put similar pressure on the Bank of Canada to begin raising rates later this year. This may result in some continued weakness in the markets for fixed income securities and income-oriented products in general. However, we continue to believe in the long-term fundamentals of the income trust sector and the investment strategies employed by our portfolio managers for our fixed income and equity-oriented funds.

On April 30, 2005, Don Lillie, President of Brompton Capital Advisors Inc., retired from the company. Don was one of the early partners in Brompton and a major builder of the funds' business. We would like to express our sincere appreciation to Don for his contribution to Brompton.

Respectfully submitted on behalf of the Board of Directors of the Managers,

Peter A. Braaten
Chairman

Raymond R. Pether
President and Chief Executive Officer

BROMPTON VIP INCOME TRUST

The Fund

Brompton VIP Income Trust is a closed-end investment trust that is listed on the Toronto Stock Exchange under the symbol VIP.UN. The Fund invests in a broadly diversified portfolio of income generating investments including business funds, real estate investment trusts, oil and gas funds, power and pipeline funds and high-yield debt in order to deliver to investors a high level of monthly distributions. The Fund is actively managed by MFC Global Investment Management, a subsidiary of Manulife Financial Corp. The Fund is RRSP, DPSP, RRIF and RESP eligible and does not constitute foreign property for such plans.

Management's Discussion and Analysis

The following information provides an analysis of the operations and financial position of the Fund, and it should be read in conjunction with the financial statements and accompanying notes.

Distributions

During the three months ended March 31, 2005, the Fund distributed $0.25 per unit. Since inception, the Fund has paid regular monthly distributions at or exceeding its original objective. Based on current levels of distributions received from the underlying portfolio, we expect the Fund will maintain its level of regular monthly distributions.

Approximately 39% of the 2004 distributions were classified as a return of capital for tax purposes. Since inception, the Fund has generated significant capital appreciation from its investments. As the Fund realizes capital gains, the return of capital component of the Fund's distributions will be replaced by capital gains. Based on information available at the time of writing, including capital gains of $3.3 million realized during the first quarter of 2005, it is expected that return of capital for the year will be lower than amounts reported in 2004.

The Fund has a distribution reinvestment plan which allows participating unitholders to automatically reinvest monthly distributions in additional units of the Fund. For the period ended March 31, 2005, 18,640 units were acquired in the market at an average price of $13.19 per unit.

Investment Portfolio

As of March 31, 2005, the Fund's investments included a total of 46 income funds and 54 fixed income investments, which provide diversification by issuer, industry and asset class. The breakdown of the portfolio is shown in the accompanying pie chart, and a detailed listing of the Fund's security holdings is provided in the financial statements.

During the first quarter, the income trust market as a whole experienced volatility but still ended the quarter with a small gain. The S&P/TSX Capped Income Trust Index, excluding distributions from underlying income trusts, rose by 2.4% in the three months ended March 31, 2005. Energy trusts showed strong performance during the quarter (the S&P/TSX Capped Energy Trust Index increased by 6.1%), while business trusts declined on average during the period.

Due to an underweighting in the energy sector relative to the index, the Fund recorded net losses (realized and unrealized) of $1.6 million during the first quarter as detailed in the table below. Notwithstanding these losses, the Fund's portfolio has cumulative unrealized gains of $33.1 million from the inception of the Fund to March 31, 2005.

The Fund's fixed income securities are high-yield debt and are mostly denominated in US dollars. In order to hedge this foreign exchange exposure, an amount approximately equal to these US dollar denominated assets has been borrowed under the Fund's credit facilities in US dollars. As a result, gains or losses on the US dollar foreign exchange hedging are included with the gains or losses on the fixed income securities to show the net gain from this investment activity.


51%
14%
4%
16%
15%

First Quarter 2005 Net Gains (Losses) by Sector (millions)	Realized	Unrealized	Total
Business funds	$ 1.7	$ (3.6)	$ (1.9)
Oil and gas funds	1.2	(0.9)	0.3
Power and pipeline funds	0.5	(0.6)	(0.1)
Real estate investment trusts	0.5	0.1	0.6
Fixed income securities and foreign exchange	(0.7)	0.2	(0.5)
Total	$ 3.2	$ (4.8)	$ (1.6)

Net Asset Value

During the quarter ended March 31, 2005, the net asset value of the Fund decreased by $0.20 per unit or 1.5% to $13.50, broken down as follows:

		Per Unit
Net investment income	$	0.24
Net realized gain on investments		0.40
Net realized loss on loans payable		(0.01)
Net change in unrealized gain on investments		(0.57)
Net change in unrealized gain on loans payable		(0.02)
Results of operations		0.04
Capital transactions		0.01
Less: distributions		(0.25)
Decrease in net asset value	$	(0.20)

Net Asset Value Since Inception


$15.00
$14.00
$13.00
$12.00
$11.00
$10.00
$9.00
Feb 02
Jan 03
Jan 04
Mar 05

Liquidity and Capital Resources

As of March 31, 2005, the Fund had total borrowings of $21.4 million under its credit facility, which represented 16.3% of total assets. These borrowings were comprised of US$13 million at a fixed rate of interest of 3.89% until May 2008, US$1.3 million based on floating rates of interest priced against LIBOR and $4.0 million and $100,000 of floating rate borrowings based on the bankers' acceptance rate and the prime rate, respectively. The portion of the borrowings on a fixed interest rate basis reduces the Fund's exposure to rising interest rates until 2008. The borrowings have been used principally to invest in additional portfolio investments to increase the overall distributions paid by the Fund.

To provide liquidity, units of the Fund are listed on the TSX under the symbol VIP.UN. The Fund's normal course issuer bid allows it to purchase its units on the TSX when they trade below net asset value. As a result, purchases under the issuer bid are accretive to the net asset value of the Fund. A total of 81,500 units were purchased during the quarter at an average price of $13.13 per unit.

Unitholders may also redeem units of the Fund on the last business day of December of each year at the then current net asset value. When determining the net asset value for redemption purposes, the securities in the portfolio that are listed or traded on a stock exchange are valued by taking the weighted average trading price of the securities for the last three days of the month in which the redemption occurs.

Management Expense Ratio

The Fund has a low management fee for an actively managed fund of 0.85% of net asset value per annum. When this fee is combined with the 0.40% service fee that is paid to investment dealers and the general and administrative expenses of the Fund, the management expense ratio for the quarter was 1.49% based on net assets and 1.23% based on total assets.

Outlook

The Fund's two principal objectives are to maintain a high level of monthly distributions and to maintain net asset value per unit. The Fund has exceeded these objectives since inception, particularly with respect to the substantial cumulative gains in net asset value it has achieved. Concerns regarding rising interest rates have contributed to recent weakness in the trading prices of income products, much like what was experienced at this time in 2004. The trading price of the Fund's units has been affected and the net asset value has declined slightly over the quarter – down 1.5%. However, as discussed earlier, the Fund's distributable cash flow remains strong and over the longer term we expect this will support prices and values.

Respectfully submitted on behalf of the Board,

Raymond R. Pether
President and Chief Executive Officer
Brompton VIP Management Limited
May 12, 2005

Mark A. Caranci
Chief Financial Officer
Brompton VIP Management Limited

This quarterly report contains forward-looking information which involves known and unknown risks, uncertainties and other factors which may cause actual results to be materially different than the results expressed or implied by such forward-looking information. In evaluating the forward-looking information contained herein, readers should consider various factors, including those described in the Fund's prospectus and other documents filed with regulatory authorities. The Fund is not obligated to update or revise the forward-looking information contained herein to reflect new events or circumstances.

Portfolio Manager's Report

Canadian Equities – Income Trusts

There were a few changes to the portfolio during the quarter; in particular, Keystone North America Income Participating Securities were added to the portfolio and profits were taken in Advantage Energy and Shiningbank Energy Income Funds. The Fund continues to be well-diversified with approximately 15% of the portfolio in each of the oil and gas, REIT and US high-yield bond sectors and just under 5% in power and pipeline funds. The remainder of the portfolio is invested in the business trust sector. The Fund continues to favour the business trust sector due to its ability to grow distributions through a period of potentially rising interest rates.

High-Yield Review

The Merrill Lynch Master II Index, the broadest and most reliable index for the US high-yield bond market, generated a negative return during Q1 of –1.44%, due primarily to the widening of spreads in March with the significant sell-off in General Motors bonds and investors in general becoming more concerned about corporate credits. Under these conditions, our shorter duration stance added value. The sector allocations of our holdings were relatively unchanged during the quarter, as most of the trading activity included intra-capital structure or intra-sector swaps to pick-up relative value. One new addition to the Fund was the 8.75% 2011 Chemed Corporation bonds. Chemed recently refinanced its capital structure and has significant liquidity and operating momentum. At quarter-end, the yield-to-worst of the bond component was 7.79% on a book value basis or 7.73% on a market value basis. The portfolio market yield widened 112 basis points over the course of the quarter.

MFC Global
Investment Management

Investment Highlights

	March 31, 2005	Dec. 31, 2004	Sept. 30, 2004	June 30, 2004	March 31, 2004
Net asset value per unit	$ 13.50	$ 13.70	$ 12.25	$ 11.71	$ 12.21
Quarterly distributions per unit	$ 0.25	$ 0.35	$ 0.25	$ 0.25	$ 0.25
Market price per unit	$ 12.47	$ 13.30	$ 11.87	$ 11.30	$ 11.58
Total assets (millions)	$ 132	$ 146	$ 133	$ 130	$ 135

Statements of Net Assets (Unaudited)

	March 31, 2005	Dec. 31, 2004
Assets		
Investments, at market value (cost 2005 – $96,253,725; 2004 – $104,509,384)	$ 129,385,581	$ 142,219,285
Cash and short-term investments	362,363	2,194,453
Distributions and interest receivable	1,205,465	1,271,770
Amounts receivable for investments sold	528,077	—
Deferred financing costs (note 7)	51,449	57,622
Total assets	131,532,935	145,743,130
Liabilities		
Accounts payable and accrued liabilities	298,481	325,415
Distributions payable to unitholders (note 4)	674,023	1,497,824
Redemptions payable to unitholders	—	10,881,785
Loans payable (note 7)	21,391,282	21,125,053
Total liabilities	22,363,786	33,830,077
Unitholders' equity		
Unitholders' capital	75,812,410	76,576,294
Retained earnings	33,356,739	35,336,759
Net assets representing unitholders' equity	$ 109,169,149	$ 111,913,053
Units outstanding (note 3)	8,088,597	8,170,097
Net asset value per unit	$ 13.50	$ 13.70

Statements of Operations and Retained Earnings (Unaudited)

For the three months ended March 31	2005	2004
Income		
Distributions from income funds	$ 2,101,183	$ 2,177,453
Interest income	428,278	548,038
	2,529,461	2,725,491
Expenses		
Management fee (note 5)	255,563	246,166
Service fee (note 5)	109,361	104,910
General and administrative	50,565	53,587
Interest and bank charges (note 7)	199,400	217,890
	614,889	622,553
Net investment income	1,914,572	2,102,938
Net realized gain on sale of investments (note 6)	3,265,484	1,164,401
Net realized loss on loans payable (note 7)	(63,380)	(260,614)
Net change in unrealized gain on investments	(4,578,045)	7,050,439
Net change in unrealized gain on loans payable (note 7)	(182,837)	(110,895)
Results of operations	$ 355,794	$ 9,946,269
Retained earnings, beginning of period	$ 35,336,759	$ 18,029,836
Excess of stated value paid on repurchase of units	(306,504)	(112,986)
Distributions to unitholders	(2,029,310)	(2,261,293)
Retained earnings, end of period	$ 33,356,739	$ 25,601,826
Results of operations per unit[1]	$ 0.04	$ 1.10

[1] Based on the weighted average number of units outstanding for the period (note 3).

The accompanying notes are an integral part of these financial statements.

Statements of Cash Flows (Unaudited)

For the three months ended March 31	2005	2004
Cash flows from operating activities:		
Results of operations	$ 355,794	$ 9,946,269
Adjustments to reconcile net cash provided by (used in) operations:		
Net realized gain on sale of investments	(3,265,484)	(1,164,401)
Net realized loss on loans payable	63,380	260,614
Net change in unrealized gain on investments	4,578,045	(7,050,439)
Net change in unrealized gain on loans payable	182,837	110,895
Amortization of deferred financing costs	6,173	10,212
Decrease (increase) in distributions and interest receivable	66,305	(50,150)
Decrease in accounts payable and accrued liabilities	(26,934)	(10,506)
Purchase of investments (note 6)	(4,983,499)	(3,564,229)
Proceeds from sale of investments (note 6)	15,976,565	9,018,486
Cash provided by operating activities	12,953,182	7,506,751
Cash flows from financing activities:		
Increase in loans payable	20,012	1,471,945
Distributions paid to unitholders (note 4)	(2,853,111)	(2,265,935)
Proceeds from distribution reinvestment plan (note 4)	—	66,414
Repurchase of units (note 3)	(1,070,388)	(635,045)
Amounts paid for redemption of units (note 3)	(10,881,785)	(5,435,518)
Cash used in financing activities	(14,785,272)	(6,798,139)
Net increase (decrease) in cash and short-term investments	(1,832,090)	708,612
Cash and short-term investments, beginning of period	2,194,453	556,299
Cash and short-term investments, end of period	$ 362,363	$ 1,264,911
Supplemental information:		
Interest paid	$ 198,437	$ 208,437

Statements of Changes in Net Assets (Unaudited)

For the three months ended March 31	2005	2004
Net assets, beginning of period	$ 111,913,053	$ 103,101,592
Operations:		
Results of operations	355,794	9,946,269
Unitholder transactions:		
Distributions to unitholders (note 4)	(2,029,310)	(2,261,293)
Repurchase of units (note 3)	(1,070,388)	(635,045)
	(3,099,698)	(2,896,338)
Net increase (decrease) in net assets	(2,743,904)	7,049,931
Net assets, end of period	$ 109,169,149	$ 110,151,523
Distributions per unit	$ 0.25	$ 0.25

The accompanying notes are an integral part of these financial statements.

Statement of Investments (Unaudited)

As at March 31, 2005		Cost (USD)	Cost (CDN)	Market Value (USD)	Market Value (CDN)	% of Portfolio
No. of Units	Business Funds					
303,126	Davis + Henderson Income Fund		$ 3,196,662		$ 6,668,772	
326,000	Energy Savings Income Fund		2,010,875		5,362,700	
218,200	BFI Canada Income Fund		2,179,737		5,321,898	
235,000	Gateway Casinos Income Fund		2,609,500		4,833,950	
265,000	Connors Bros. Income Fund		3,139,638		4,809,750	
176,455	Livingston International Income Fund		1,905,410		3,714,378	
110,000	Superior Plus Income Fund		2,142,200		3,285,700	
205,560	Chemtrade Logistics Income Fund		2,860,891		3,177,958	
251,887	Westshore Terminals Income Fund		1,567,372		3,098,210	
196,000	The Keg Royalties Income Fund		1,955,700		2,791,040	
90,500	North West Company Fund		1,715,445		2,782,875	
25,000	Fording Canadian Coal Trust		1,150,248		2,771,750	
186,300	TimberWest Forest Corp.		2,486,772		2,753,514	
130,000	Boston Pizza Royalties Income Fund		1,332,840		2,051,400	
119,000	Cineplex Galaxy Income Fund		1,190,070		1,785,000	
131,700	The Data Group Income Fund		1,320,960		1,382,850	
151,750	Sun Gro Horticulture Income Fund		1,528,302		1,230,693	
134,000	Osprey Media Income Fund		1,345,494		1,139,000	
107,000	Keystone North America Inc.		1,070,000		1,080,700	
82,000	Student Transportation of America Ltd.		868,404		1,004,500	
225,000	Specialty Foods Group Income Fund		2,261,600		956,250	
71,000	Hardwoods Distribution Income Fund		754,500		923,000	
66,712	Armtec Infrastructure Income Fund		695,420		907,283	
78,000	Sir Royalty Income Fund		780,000		764,400	
50,000	Yellow Pages Income Fund		564,000		666,000	
23,000	IBI Income Fund		237,438		254,150	
			42,869,478		65,517,721	50.7%
No. of Units	Oil & Gas Funds					
276,385	ARC Energy Trust		3,610,123		5,016,388	
125,100	Shiningbank Energy Income Fund		1,913,795		2,688,399	
32,417	Canadian Oil Sands Trust		1,393,641		2,666,298	
101,780	Focus Energy Trust		1,226,449		2,117,024	
53,000	Bonavista Energy Trust		1,068,320		1,596,890	
215,000	Viking Energy Royalty Trust		1,551,333		1,513,600	
29,180	Enerplus Resources Fund		766,192		1,280,418	
65,400	Advantage Energy Income Fund		687,104		1,272,030	
			12,216,957		18,151,047	14.0%
No. of Units	Real Estate Investment Trusts					
313,400	RioCan REIT		3,887,260		5,688,210	
182,500	Northern Property REIT		2,017,703		3,230,250	
178,000	O&Y REIT		1,945,541		2,792,820	
147,400	Summit REIT		2,232,334		2,723,952	
97,225	H&R REIT		1,360,921		1,769,495	
125,000	Borealis Retail REIT		1,270,893		1,675,000	
125,000	InnVest REIT		1,243,800		1,418,750	
50,000	Chartwell Seniors Housing REIT		570,255		716,000	
57,700	Canadian Hotel Income Properties REIT		527,701		605,273	
			15,056,408		20,619,750	15.9%
No. of Units	Power and Pipeline Funds					
215,000	Pembina Pipeline Income Fund		2,462,598		2,833,700	
120,000	Northland Power Income Fund		1,352,900		1,599,600	
131,000	Algonquin Power Income Fund		1,266,082		1,232,710	
			5,081,580		5,666,010	4.4%

The accompanying notes are an integral part of these financial statements.

Statement of Investments (Unaudited) Cont'd

As at March 31, 2005		Cost (USD)	Cost (CDN)	Market Value (USD)	Market Value (CDN)	% of Portfolio
Par Value ($)	Fixed Income Investments					
US 650,000	Rogers Wireless Communications Inc. *9.625%, due May 1, 2011*	$ 657,313	$ 1,058,930	$ 741,000	$ 896,497	
US 600,000	Western Financial Bank *9.625%, due May 15, 2012*	597,108	937,937	669,000	809,388	
US 600,000	Charter Communications Holdings, LLC *10.25%, due September 15, 2010*	618,180	777,301	615,000	744,057	
US 535,000	Brand Services Inc. *12%, due October 15, 2012*	616,646	821,760	596,525	721,705	
US 600,000	Calpine Corp. *7.625%, due April 15, 2006*	589,230	726,107	585,000	707,761	
US 500,000	CP Ships Limited *10.375%, due July 15, 2012*	571,235	768,932	575,000	695,663	
CDN 550,000	Avenor Inc. *10.85%, due November 30, 2014*	—	618,647	—	673,750	
CDN 800,000	Calpine Canada Energy Finance ULC *8.75%, due October 15, 2007*	—	635,000	—	656,000	
US 500,000	Allied Waste North America *9.25%, due September 1, 2012*	537,110	674,234	537,500	650,293	
US 500,000	Ball Corporation *7.75%, August 1, 2006*	522,200	644,159	518,125	626,853	
US 500,000	MGM Mirage Inc. *6.75%, due February 1, 2008*	538,205	709,893	513,125	620,803	
US 460,000	Rite Aid Corporation *8.125%, due May 1, 2010*	493,304	603,360	469,200	567,661	
CDN 355,000	BC Telecom Inc. *11.9%, due November 22, 2015*	—	542,617	—	549,353	
US 400,000	Park Place Entertainment Corporation *8.125%, due May 15, 2011*	404,000	644,097	445,000	538,382	
US 400,000	United Surgical Partners Holdings, Inc. *10%, due December 15, 2011*	401,375	640,464	443,000	535,963	
US 500,000	Intelsat Ltd. *7.625%, due April 15, 2012*	457,860	564,773	437,500	529,309	
US 400,000	Nextel Communications Inc. *5.95%, due March 15, 2014*	408,784	499,206	400,000	483,939	
US 375,000	CITGO Petroleum Corporation *7.875%, due May 15, 2006*	379,091	535,351	390,000	471,841	
US 300,000	Western Oil Sands Inc. *8.375%, due May 1, 2012*	300,750	470,102	343,053	415,042	
US 300,000	Ingram Micro Inc. *9.875%, due August 15, 2008*	321,915	469,767	319,500	386,546	
US 300,000	Thornburg Mortgage *8%, due May 15, 2013*	320,310	387,089	313,500	379,287	
US 300,000	Buckeye Technologies Inc. *8%, due October 15, 2010*	286,032	381,880	298,500	361,140	
US 300,000	Iron Mountain Inc. *7.75%, due January 15, 2015*	312,000	454,678	297,750	360,232	
US 300,000	Tembec Industries Inc. *8.5%, due February 1, 2011*	307,500	472,043	285,750	345,714	
US 250,000	Georgia Pacific Corp. *8.125%, due May 15, 2011*	225,238	349,167	276,875	334,977	
US 250,000	Foot Locker Inc. *8.5%, due January 15, 2022*	260,000	360,360	272,500	329,684	
US 250,000	Unisys Corporation *6.875%, due March 15, 2010*	258,200	349,758	250,625	303,218	
US 250,000	Healthsouth Corporation *7.625%, due June 1, 2012*	252,910	314,039	241,250	291,876	
CDN 250,000	Shaw Communications Inc. *7.5%, due November 20, 2013*	—	250,000	—	274,682	
US 215,000	MCI Inc. *6.6885%, due May 1, 2009*	225,045	279,820	224,138	271,172	
US 200,000	Teekay Shipping Corporation *8.875%, due July 15, 2011*	221,242	300,799	224,000	271,006	
US 200,000	Dollar Financial Group *9.75%, due November 15, 2011*	214,326	276,583	214,000	258,908	
CDN 250,000	Dundee Bancorp Inc. *6.7%, due September 24, 2007*	—	249,375	—	256,213	
US 174,000	Columbia/HCA Healthcare Corporation *9%, due December 15, 2014*	204,366	275,568	203,095	245,714	
US 167,000	IPC Acquisition Corp. *11.5%, due December 15, 2009*	167,678	266,117	184,535	223,259	
US 185,000	Mueller Industries *6%, due November 1, 2014*	184,959	226,186	179,913	217,667	
US 175,000	Healthsouth Corporation *8.5%, due February 1, 2008*	177,217	228,894	175,000	211,723	
CDN 200,000	Hudson's Bay Company *7.5%, due June 15, 2007*	—	200,000	—	207,000	
CDN 200,000	Intrawest Corporation *6.875%, due October 15, 2009*	—	200,000	—	202,680	
US 170,000	United Rentals Inc. *7.75%, due November 15, 2013*	169,198	210,414	165,750	200,532	
US 150,000	Refco Group, Ltd. *9%, due August 1, 2012*	162,681	201,073	159,750	193,273	
US 150,000	Iron Mountain Inc. *8.625%, due April 1, 2013*	162,191	244,910	152,250	184,199	
US 125,000	Cogentrix Energy Inc. *8.75%, due October 15, 2008*	126,570	165,090	140,516	170,003	
US 106,000	Columbia/HCA Healthcare Corporation *8.36%, due April 15, 2024*	128,018	169,204	116,643	141,121	
US 100,000	Chemed Corporation *8.75%, due February 24, 2011*	107,385	133,586	109,250	132,176	
US 100,000	Mueller Group *10%, due May 1, 2012*	108,500	133,368	108,500	131,269	
US 100,000	AES Corporation *8.75%, due June 15, 2008*	108,005	137,836	106,250	128,546	
US 100,000	Royal Caribbean Cruises *6.875%, due December 1, 2013*	101,193	133,119	104,750	126,732	
US 100,000	Century Aluminum Co. *7.5%, due August 15, 2014*	100,000	133,450	101,500	122,800	
US 169,000	Finova Group Inc. *7.5%, due November 15, 2009*	2,755	13,712	73,938	89,453	
US 67,000	Resolution Performance Products LLC *8%, due December 15, 2009*	69,371	87,866	70,685	85,518	
US 33,000	Resolution Performance Products LLC *9.5%, due April 15, 2010*	33,184	43,305	35,310	42,720	
US 25,000	AT & T Corp *7.3%, due November 15, 2011*	28,607	34,816	28,531	34,518	
US 17,000	NDCHealth Corp. *10.5%, due December 1, 2012*	18,389	22,560	17,553	21,235	
		13,457,376	21,029,302	13,730,135	19,431,053	15.0%
	Total	$ 13,457,376	$ 96,253,725	$ 13,730,135	$ 129,385,581	100.0%

The accompanying notes are an integral part of these financial statements.

Notes to the Financial Statements (Unaudited)

March 31, 2005

1. OPERATIONS

Brompton VIP Income Trust (the "Fund") is a closed-end investment trust created under the laws of the Province of Ontario on October 25, 2001, pursuant to an amended and restated declaration of trust. Computershare Trust Company of Canada is the Trustee and Brompton VIP Management Limited (the "Manager") is responsible for managing the affairs of the Fund. MFC Global Investment Management, a subsidiary of Manulife Financial Corp., manages the Fund's portfolio. The Fund commenced operations on February 19, 2002.

2. SIGNIFICANT ACCOUNTING POLICIES

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles and should be read in conjunction with the most recent audited financial statements at December 31, 2004. The significant accounting policies used for preparing these unaudited interim financial statements are consistent with those used in preparing the audited annual financial statements.

Certain comparative figures have been reclassified to conform to the current period's presentation of unitholders' capital and retained earnings.

3. UNITS OF THE FUND

The Fund is authorized to issue an unlimited number of transferable, redeemable units of beneficial interest, each of which represents an equal, undivided interest in the net assets of the Fund. Each unit entitles the holder to one vote and to participate equally with respect to any and all distributions made by the Fund. Units may be surrendered for redemption at any time during December of any year, but at least five business days prior to December 31. Redemption of surrendered units will be effected at net asset value on December 31 of each year and will be settled on or before the twentieth business day following such effective date.

The Fund received approval from the Toronto Stock Exchange to undertake a normal course issuer bid program from November 8, 2004 to November 7, 2005. Pursuant to the issuer bid, the Fund may purchase up to 883,000 units for cancellation. The Fund may only repurchase units when the net asset value per unit exceeds its trading price. During the three months ended March 31, 2005, 81,500 units (2004 – 55,700) were purchased for cancellation.

The weighted average number of units outstanding for the three months ended March 31, 2005 was 8,133,517 (2004 – 9,055,759).

4. DISTRIBUTIONS PAYABLE TO UNITHOLDERS

Distributions, as declared by the Manager, are made on a monthly basis to unitholders of record on the last business day of each month. The distributions are payable by the tenth business day of the following month. For the three months ended March 31, 2005, the Fund declared total distributions of $0.25 per unit (2004 – $0.25). Under the Fund's distribution reinvestment plan, unitholders may elect to reinvest monthly distributions in additional units of the Fund, which may be issued from treasury or purchased on the open market. For the three months ended March 31, 2005, no units (2004 – nil) were issued by the Fund.

5. MANAGEMENT AND SERVICE FEES

Pursuant to a management agreement, the Manager provides management and administrative services to the Fund, for which it is paid a management fee equal to 0.85% per annum of the net asset value of the Fund plus applicable taxes. The Manager is responsible for paying fees to MFC Global Investment Management, the portfolio manager for the Fund. The Fund also pays to the Manager a service fee equal to 0.40% per annum of the net asset value of the Fund. The service fee is in turn paid by the Manager to investment dealers based on the proportionate number of units held by clients of each dealer at the end of each calendar quarter.

6. INVESTMENT TRANSACTIONS

Investment transactions for the three months ended March 31 were as follows:

	2005	2004
Proceeds from sale of investments	$ 16,504,642	$ 9,018,486
Less cost of investments sold:		
Investments at cost, beginning of period	104,509,384	109,858,621
Investments purchased during the period	4,983,499	3,641,209
Investments at cost, end of period	(96,253,725)	(105,645,745)
Cost of investments sold during the period	13,239,158	7,854,085
Net realized gain on sale of investments	$ 3,265,484	$ 1,164,401

7. LOANS PAYABLE

Pursuant to an agreement with a Canadian chartered bank, the Fund maintains a 364-day renewable revolving credit facility and a term credit facility. The revolving credit facility provides for maximum borrowings of $7.0 million with borrowings in Canadian currency at either the prime rate of interest or the bankers' acceptance rate plus a fixed percentage or in US currency at the LIBOR rate plus a fixed percentage. At March 31, 2005, the Fund had borrowings on a bankers' acceptance basis in the amount of $4.0 million, a loan of $100,000 at the prime rate of interest, and a US dollar loan in the amount of $1.6 million (US$1.3 million) outstanding under this facility. On May 29, 2003, the Fund borrowed US$13.0 million under the term credit facility at a fixed rate of interest of 3.89% for a five-year period ending May 28, 2008, which represents $15.7 million at March 31, 2005. During the three months ended March 31, 2005, the Fund realized a foreign exchange loss in the amount of $63,380 (2004 – $260,614) on the repayment of borrowings in US dollars under the revolving term credit facility. At March 31, 2005, borrowings in US dollars had an unrealized foreign exchange gain of $2,111,402 (2004 – $989,528). The credit facilities are secured by a first-ranking and exclusive charge on all of the Fund's assets.

Costs incurred to establish the credit facilities and renewal fees are deferred and amortized over the term of the facilities. For the three months ended March 31, 2005, the Fund has recorded amortization of these costs in the amounts of $6,173 (2004 – $10,212).

The credit facilities are used by the Fund for the purchase of additional investments and for general Fund purposes.

The Fund

Brompton MVP Income Fund is a closed-end investment trust that is listed on the Toronto Stock Exchange under the symbol MVP.UN. The Fund utilizes an active asset and sector allocation strategy to invest in a diversified portfolio of income trusts and high-yield debt across a broad range of industries and geographic areas. Its investment focus is on business funds with smaller weightings in real estate investment trusts, oil and gas funds, power and pipeline funds, high-yield debt and special situations. The Fund is actively managed by MFC Global Investment Management, a subsidiary of Manulife Financial Corp. The Fund is RRSP, DPSP, RRIF and RESP eligible and does not constitute foreign property for such plans.

Management's Discussion and Analysis

The following information provides an analysis of the operations and financial position of the Fund and it should be read in conjunction with the financial statements and accompanying notes.

Distributions

During the three months ended March 31, 2005, the Fund distributed $0.23751 per unit. Since inception, the Fund has paid regular monthly distributions at or exceeding its original objectives. The Fund increased its distributions for April 2005 from $0.07917 to $0.08333 per unit which equates to a per annum rate of $1.00 per unit. This increase is due to the Fund achieving better than targeted distributable cash flow from its investment portfolio. Based on current levels of distributions received from the underlying portfolio, we expect the Fund will maintain its monthly distributions at this higher level.

The Fund has a distribution reinvestment plan which allows participating unitholders to automatically reinvest monthly distributions in additional units of the Fund. For the period ended March 31, 2005, 6,955 units were acquired in the market at an average price of $14.42.

Investment Portfolio

As of March 31, 2005, the Fund's investments included a total of 37 income funds, 52 fixed income investments and one equity investment, which provide diversification by issuer, industry, and asset class. The breakdown of the portfolio is shown in the accompanying pie chart, and a detailed listing of the Fund's security holdings is provided in the financial statements.

During the first quarter, the income trust market as a whole experienced volatility but still ended the quarter with a small gain. The S&P/TSX Capped Income Trust Index, excluding distributions from underlying income trusts, rose by 2.4% in the three months ended March 31, 2005. Energy trusts showed strong performance during the quarter (the S&P/TSX Capped Energy Trust Index increased by 6.1%), while business trusts declined on average during the period.

Due to an underweighting in the energy sector relative to the index, the Fund recorded net losses (realized and unrealized) of $0.9 million during the first quarter as detailed in the table below. Notwithstanding these losses, the Fund's portfolio has cumulative unrealized gains of $21.1 million from the inception of the Fund to March 31, 2005.

The Fund's fixed income securities are high-yield debt and are mostly denominated in US dollars. In order to hedge this foreign exchange exposure, an amount approximately equal to these US dollar denominated assets has been borrowed under the Fund's credit facilities in US dollars. As a result, gains or losses on the US dollar foreign exchange hedging are included with the gains or losses on the fixed income securities to show the net gain from this investment activity.


54%
10%
3%
11%
2%
20%

First Quarter 2005 Net Gains (Losses) by Sector (millions)	Realized	Unrealized	Total
Business funds	$ 1.0	$ (2.0)	$ (1.0)
Oil and gas funds	—	0.3	0.3
Power and pipeline funds	—	(0.2)	(0.2)
Real estate investment trusts	—	0.2	0.2
Equities	—	0.1	0.1
Fixed income securities and foreign exchange	(0.2)	(0.1)	(0.3)
Total	$ 0.8	$ (1.7)	$ (0.9)

Net Asset Value

During the quarter ended March 31, 2005, the net asset value of the Fund decreased by $0.17 per unit or 1.2% to $14.57 per unit, broken down as follows:

		Per Unit
Net investment income	$	0.23
Net realized gain on investments		0.17
Net change in unrealized gain on investments		(0.31)
Net change in unrealized gain on loans payable		(0.03)
Results of operations		0.06
Capital transactions		0.01
Less: distributions		(0.24)
Decrease in net asset value	$	(0.17)

Net Asset Value Since Inception



$16.00
$15.00
$14.00
$13.00
$12.00
$11.00
$10.00
$9.00
Jul 02
Jan 03
Jan 04
Mar 05

Liquidity and Capital Resources

As of March 31, 2005, the Fund had total borrowings of $15.5 million under its credit facility, which represented 16.9% of total assets. These borrowings were comprised of US$10.5 million at a fixed rate of interest of 2.78% until May 2005, $0.7 million in floating rate borrowings based on the bankers' acceptance rate and a US dollar loan equivalent to $2.1 million based on LIBOR. The borrowings have been used principally to invest in additional portfolio investments to increase the distributions paid by the Fund.

To provide liquidity, units of the Fund are listed on the TSX under the symbol MVP.UN. The Fund's normal course issuer bid allows it to purchase its units on the TSX when they trade below net asset value. In such situations, purchases under the issuer bid are accretive to the net asset value of the Fund. A total of 27,400 units were purchased during the quarter at an average price of $14.37 per unit.

Unitholders may also redeem units of the Fund on June 30 of each year at the then current net asset value. When determining the net asset value for redemption purposes the securities in the portfolio that are listed or traded on a stock exchange are valued by taking the weighted average trading price of the securities for the last three days of the month in which the redemption occurs.

Management Expense Ratio

The Fund has a low management fee for an actively managed fund of 0.85% of net asset value per annum. When this fee is combined with the 0.40% service fee that is paid to investment dealers and the general and administrative expenses of the Fund, the management expense ratio for the quarter was 1.56% based on net assets and 1.29% based on total assets.

Outlook

The Fund's two principal objectives are to maintain a high level of monthly distributions and to maintain net asset value per unit. The Fund has exceeded these objectives since inception, particularly with respect to the substantial cumulative gains in net asset value it has achieved. Concerns regarding rising interest rates have contributed to recent weakness in the trading prices of income products, much like what was experienced at this time in 2004. The trading price of the Fund's units has been affected and the net asset value has declined slightly over the quarter – down 1.2%. However, as discussed earlier, the Fund's distributable cash flow remains strong and over the longer term we expect this will support prices and values.

Respectfully submitted on behalf of the Board,

Raymond R. Pether
President and Chief Executive Officer
Brompton MVP Management Limited
May 12, 2005

Mark A. Caranci
Chief Financial Officer
Brompton MVP Management Limited

This quarterly report contains forward-looking information which involves known and unknown risks, uncertainties and other factors which may cause actual results to be materially different than the results expressed or implied by such forward-looking information. In evaluating the forward-looking information contained herein, readers should consider various factors, including those described in the Fund's prospectus and other documents filed with regulatory authorities. The Fund is not obligated to update or revise the forward-looking information contained herein to reflect new events or circumstances.

Portfolio Manager's Report

Canadian Equities – Income Trusts

No new additions were made to the Fund during the quarter, but profits were taken in Fording Coal Trust and Sleep Country Canada. The Fund continues to be heavily focused on the business trust category with over half of the Fund's assets allocated to this sector due to its ability to grow distributions through a period of potentially rising interest rates. The Fund has smaller allocations in oil and gas trusts (10%), REITs (11%), US high-yield debt (19%), special situation equities at 2% and a small position in cash.

High-Yield Review

The Merrill Lynch Master II Index, the broadest and most reliable index for the US high-yield bond market, generated a negative return during Q1 of –1.44%, due primarily to the widening of spreads in March with the significant sell-off in General Motors bonds and investors in general becoming more concerned about corporate credits. Under these conditions, our shorter duration stance added value. The sector allocations of our holdings were relatively unchanged during the quarter, as most of the trading activity included intra-capital structure or intra-sector swaps to pick-up relative value. One new addition to the Fund was the 8.75% 2011 Chemed Corporation bonds. Chemed recently refinanced its capital structure and has significant liquidity and operating momentum. At quarter-end, the yield-to-worst of the bond component was 8.60% on a book value basis or 7.07% on a market value basis. The portfolio market yield has widened 37 basis points over the course of the quarter.

MFC Global
Investment Management

Investment Highlights

	March 31, 2005	Dec. 31, 2004	Sept. 30, 2004	June 30, 2004	March 31, 2004
Net asset value per unit	$ 14.57	$ 14.74	$ 13.12	$ 12.33	$ 12.71
Quarterly distributions per unit	$ 0.23751	$ 0.33751	$ 0.23751	$ 0.23751	$ 0.23751
Market price per unit	$ 13.49	$ 14.05	$ 12.45	$ 11.95	$ 12.35
Total assets (millions)	$ 92	$ 92	$ 84	$ 102	$ 106

Statements of Net Assets (Unaudited)

	March 31, 2005	Dec. 31, 2004
Assets		
Investments, at market value (cost 2005 – $66,336,016; 2004 – $64,892,885)	$ 87,405,789	$ 87,553,683
Cash and short-term investments	2,876,543	3,981,119
Distributions and interest receivable	818,151	846,786
Amounts receivable for investments sold	400,609	—
Deferred financing costs (note 7)	5,819	12,993
Total assets	91,506,911	92,394,581
Liabilities		
Accounts payable and accrued liabilities	261,875	258,380
Amounts payable for investments purchased	731,679	—
Distributions payable to unitholders (note 4)	405,679	923,003
Loans payable (note 7)	15,459,795	15,277,977
Total liabilities	16,859,028	16,459,360
Unitholders' equity		
Unitholders' capital	48,216,592	48,474,418
Retained earnings	26,431,291	27,460,803
Net assets representing unitholders' equity	$ 74,647,883	$ 75,935,221
Units outstanding (note 3)	5,124,146	5,151,546
Net asset value per unit	$ 14.57	$ 14.74

Statements of Operations and Retained Earnings (Unaudited)

For the three months ended March 31	2005	2004
Income		
Distributions from income funds	$ 1,241,765	$ 1,494,972
Interest income	368,490	426,513
	1,610,255	1,921,485
Expenses		
Management fee (note 5)	174,002	188,958
Service fee (note 5)	74,779	86,677
General and administrative	43,196	51,207
Interest and bank charges (note 7)	119,414	139,673
	411,391	466,515
Net investment income	1,198,864	1,454,970
Net realized gain on sale of investments (note 6)	850,422	742,090
Net realized loss on loans payable (note 7)	(2,230)	(19,700)
Net change in unrealized gain on investments	(1,591,025)	5,765,199
Net change in unrealized gain on loans payable (note 7)	(129,102)	(248,722)
Results of operations	$ 326,929	$ 7,693,837
Retained earnings, beginning of period	27,460,803	16,458,964
Excess of stated value paid on repurchase of units	(135,835)	(41,467)
Distributions to unitholders	(1,220,606)	(1,616,978)
Retained earnings, end of period	$ 26,431,291	$ 22,494,356
Results of operations per unit[1]	$ 0.06	$ 1.13

[1] Based on the weighted average number of units outstanding for the period (note 3).

The accompanying notes are an integral part of these financial statements.

Statements of Cash Flows (Unaudited)

For the three months ended March 31	2005	2004
Cash flows from operating activities:		
Results of operations	$ 326,929	$ 7,693,837
Adjustments to reconcile net cash provided by (used in) operations:		
Net realized gain on sale of investments	(850,422)	(742,090)
Net realized loss on loans payable	2,230	19,700
Net change in unrealized gain on investments	1,591,025	(5,765,199)
Net change in unrealized gain on loans payable	129,102	248,722
Amortization of deferred financing costs	7,174	7,697
Decrease in distributions and interest receivable	28,635	17,018
Increase in accounts payable and accrued liabilities	3,495	5,710
Purchase of investments (note 6)	(2,989,301)	(6,001,880)
Proceeds from sale of investments (note 6)	2,727,662	6,807,460
Cash provided by operating activities	976,529	2,290,975
Cash flows from financing activities:		
Increase in loans payable	50,486	54,082
Distributions paid to unitholders (note 4)	(1,737,930)	(1,618,585)
Repurchase of units (note 3)	(393,661)	(232,464)
Cash used in financing activities	(2,081,105)	(1,796,967)
Net increase (decrease) in cash and short-term investments	(1,104,576)	494,008
Cash and short-term investments, beginning of period	3,981,119	1,033,014
Cash and short-term investments, end of period	$ 2,876,543	$ 1,527,022
Supplemental information:		
Interest paid	$ 108,921	$ 128,388

Statements of Changes in Net Assets (Unaudited)

For the three months ended March 31	2005	2004
Net assets, beginning of period	$ 75,935,221	$ 80,680,412
Operations:		
Results of operations	326,929	7,693,837
Unitholder transactions:		
Distributions to unitholders (note 4)	(1,220,606)	(1,616,978)
Repurchase of units (note 3)	(393,661)	(232,464)
	(1,614,267)	(1,849,442)
Net increase in net assets	(1,287,338)	5,844,395
Net assets, end of period	$ 74,647,883	$ 86,524,807
Distributions per unit	$ 0.23751	$ 0.23751

The accompanying notes are an integral part of these financial statements.

Statement of Investments (Unaudited)

As at March 31, 2005		Cost (USD)	Cost (CDN)	Market Value (USD)	Market Value (CDN)	% of Portfolio
No. of Units	**Business Funds**					
263,140	Davis + Henderson Income Fund		$ 3,010,238		$ 5,789,080	
200,000	Gateway Casinos Income Fund		2,011,408		4,114,000	
247,000	Energy Savings Income Fund		1,682,739		4,063,150	
159,900	BFI Canada Income Fund		1,771,403		3,899,961	
243,400	Boston Pizza Royalties Income Fund		2,491,145		3,840,852	
200,000	Cineplex Galaxy Income Fund		2,058,000		3,000,000	
182,100	The Keg Royalties Income Fund		1,777,715		2,593,104	
110,400	Connors Bros. Income Fund		1,438,795		2,003,760	
147,542	Yellow Pages Income Fund		1,585,620		1,965,259	
17,100	Fording Canadian Coal Trust		784,782		1,895,877	
53,300	North West Company Fund		1,031,598		1,638,975	
110,000	TimberWest Forest Corp.		1,416,343		1,625,800	
73,500	Livingston International Income Fund		922,525		1,547,175	
98,000	Chemtrade Logistics Income Fund		1,389,549		1,515,080	
47,500	Superior Plus Income Fund		910,611		1,418,825	
80,000	The Brick Group Income Fund		828,000		1,088,000	
94,500	The Data Group Income Fund		950,940		992,250	
116,922	Sun Gro Horticulture Income Fund		1,240,163		948,237	
106,000	Osprey Media Income Fund		1,064,346		901,000	
73,000	Keystone North America Inc.		730,000		737,300	
55,000	Student Transportation of America Ltd.		591,240		673,750	
24,700	Sleep Country Canada Income Fund		247,519		520,182	
34,160	Second Cup Royalty Income Fund		341,600		360,388	
24,000	IBI Income Fund		246,896		265,200	
			30,523,175		47,397,205	54.2%
No. of Units	**Real Estate Investment Trusts**					
185,000	RioCan REIT		2,277,009		3,357,750	
121,500	Northern Property REIT		1,490,530		2,150,550	
81,900	Summit REIT		1,281,394		1,513,512	
79,000	InnVest REIT		778,259		896,650	
50,000	Chartwell Seniors Housing REIT		570,255		716,000	
40,000	Canadian Apartment Properties REIT		544,600		576,800	
32,500	Sunrise Senior Living REIT		325,000		347,750	
			7,267,047		9,559,012	11.0%
No. of Units	**Oil and Gas Funds**					
202,413	ARC Energy Trust		2,641,354		3,673,796	
111,250	Shiningbank Energy Income Fund		1,760,361		2,390,763	
71,560	Focus Energy Trust		942,715		1,488,448	
17,600	Canadian Oil Sands Trust		667,944		1,447,600	
			6,012,374		9,000,607	10.3%
No. of Units	**Power and Pipeline Funds**					
118,000	Pembina Pipeline Income Fund		1,353,356		1,555,240	
85,000	Algonquin Power Income Fund		829,999		799,850	
			2,183,355		2,355,090	2.7%
No. of Shares	**Equity Investments**					
65,000	BCE Inc.		1,861,514		1,966,250	2.2%

The accompanying notes are an integral part of these financial statements.

Statement of Investments (Unaudited) Cont'd

As at March 31, 2005		Cost (USD)	Cost (CDN)	Market Value (USD)	Market Value (CDN)	% of Portfolio
Par Value ($)	**Fixed Income Investments**					
US 695,000	Charter Communications Holdings *10.25%, due September 15, 2010*	$ 713,584	$ 904,942	$ 712,375	$ 861,866	
CDN 470,000	BC Telecom Inc. *11.9%, due November 22, 2015*	—	718,395	—	727,312	
US 535,000	Brand Services Inc. *12%, due October 15, 2012*	618,310	821,760	596,525	721,705	
US 500,000	CP Ships Limited *10.375%, due July 15, 2012*	537,345	822,335	575,000	695,663	
CDN 550,000	Avenor Inc. *10.85%, due November 30, 2014*	—	619,336	—	673,750	
US 500,000	Allied Waste Industries, Inc. *9.25%, due September 1, 2012*	537,110	674,234	537,500	650,293	
US 500,000	Young Broadcasting Inc. *8.5%, due December 15, 2008*	533,250	667,413	526,250	636,683	
US 500,000	Ball Corporation *7.75%, due August 1, 2006*	516,875	628,057	518,125	626,853	
US 445,000	Western Financial Bank *9.625%, due May 15, 2012*	429,323	676,011	496,175	600,296	
US 460,000	Rite Aid Corporation *8.125%, due May 1, 2010*	493,304	603,360	469,200	567,661	
US 400,000	United Surgical Partners Holdings, Inc. *10%, due December 15, 2011*	414,000	656,107	443,000	535,963	
US 350,000	Lyondell Chemical Company *11.125%, due July 15, 2012*	344,796	524,386	404,250	489,081	
US 400,000	Nextel Communications Inc. *5.95 %, due March 15, 2014*	408,784	499,206	400,000	483,939	
US 375,000	CITGO Petroleum Corporation *7.875%, due May 15, 2006*	379,091	535,351	390,000	471,841	
US 350,000	Calpine Corporation *8.25%, due August 15, 2005*	341,250	454,920	351,750	425,564	
US 350,000	Healthsouth Corporation *8.5%, due February 01, 2008*	354,435	457,788	350,000	423,447	
US 300,000	Georgia Pacific Corp. *8.125%, due May 15, 2011*	286,296	447,583	332,250	401,972	
US 300,000	Ingram Micro Inc. *9.875%, due August 15, 2008*	321,054	468,593	319,500	386,546	
US 400,000	Calpine Corporation *8.75%, due July 15, 2013*	371,000	493,727	304,000	367,794	
US 250,000	Western Oil Sands Inc. *8.375%, due May 1, 2012*	251,088	390,593	285,878	345,868	
US 300,000	Tembec Industries Inc. *8.5%, due February 1, 2011*	303,000	476,831	285,750	345,714	
US 250,000	Owens Brockway Glass Container Inc. *8.75%, due November 15, 2012*	262,558	377,707	274,375	331,952	
US 250,000	Thornburg Mortgage *8%, due May 15, 2013*	267,083	322,929	261,250	316,073	
US 250,000	Iron Mountain Inc. *7.75%, due January 15, 2015*	260,000	378,898	248,125	300,194	
US 225,000	Foot Locker Inc. *8.5%, due January 15, 2022*	220,734	327,192	245,250	296,715	
US 202,000	Columbia/HCA Healthcare Corporation *9%, due December 15, 2014*	239,435	322,854	235,776	285,254	
CDN 250,000	Shaw Communications Inc. *7.5%, due November 20, 2013*	—	250,000	—	274,682	
US 200,000	Teekay Shipping Corporation *8.875%, due July 15, 2011*	221,242	300,799	224,000	271,006	
US 200,000	Dollar Financial Group *9.75%, due November 15, 2011*	214,326	276,583	214,000	258,907	
CDN 250,000	Dundee Bancorp Inc. *6.7%, due September 24, 2007*	—	249,375	—	256,213	
US 200,000	General Motors Nova Scotia Finance Co *6.85%, October 15, 2008*	202,292	250,944	192,124	232,440	
CDN 200,000	Hudson's Bay Company *7.5%, due June 15, 2007*	—	200,000	—	207,000	
CDN 200,000	Intrawest Corporation *6.875%, due October 15, 2009*	—	200,000	—	202,680	
US 165,000	Mueller Industries *6%, due November 1, 2014*	164,964	201,734	160,463	194,135	
US 150,000	Refco Group, Ltd. *9%, due August 1, 2012*	162,681	201,073	159,750	193,273	
US 160,000	United Rentals Inc. *7.75%, due November 15, 2013*	159,245	198,037	156,000	188,736	
US 125,000	Cogentrix Energy Inc. *8.75%, due October 15, 2008*	126,573	165,090	140,516	170,003	
US 124,000	Columbia/HCA Healthcare Corporation *8.36%, due April 15, 2024*	137,969	201,062	136,451	165,085	
CDN 200,000	Calpine Canada Energy Finance ULC *8.75%, due October 15, 2007*	—	129,250	—	164,000	
US 125,000	Rogers Wireless Inc. *6.375%, due March 1, 2014*	125,000	164,475	121,875	147,450	
US 107,000	IPC Acquisition Corp. *11.5%, due December 15, 2009*	92,555	147,616	118,235	143,046	
US 100,000	Chemed Corporation *8.75%, due February 24, 2011*	107,385	133,586	109,250	132,176	
US 100,000	Mueller Group *10%, due May 1, 2012*	108,500	133,368	108,500	131,269	
US 100,000	Royal Caribbean Cruises *6.875%, due December 1, 2013*	101,193	133,119	104,750	126,732	
US 100,000	Iron Mountain Inc. *8.625%, due April 1, 2013*	104,757	163,273	101,500	122,800	
US 100,000	Healthsouth Corporation *7.625%, due June 1, 2012*	101,164	125,616	96,500	116,750	
US 90,000	Carmike Cinemas, Inc. *7.5%, due February 15, 2014*	89,217	119,024	88,650	107,253	
US 75,000	Penney (J.C.) Corporation Inc. *8%, due March 1, 2010*	76,379	92,716	82,474	99,781	
US 169,000	Finova Group Inc. *7.5%, due November 15, 2009*	5,335	15,315	73,938	89,453	
US 67,000	Resolution Performance Products LLC *8%, due December 15, 2009*	69,371	87,866	70,685	85,518	
US 33,000	Resolution Performance Products LLC *9.5%, due April 15, 2010*	33,184	43,305	35,310	42,720	
US 25,000	AT & T Corp *7.3%, due November 15, 2011*	28,607	34,817	28,531	34,518	
		11,835,644	18,488,551	12,085,806	17,127,625	19.6%
	Total	$ 11,835,644	$ 66,336,016	$ 12,085,806	$ 87,405,789	100.0%

The accompanying notes are an integral part of these financial statements.

Notes to the Financial Statements (Unaudited)

March 31, 2005

1. OPERATIONS

Brompton MVP Income Fund (the "Fund") is a closed-end investment trust created under the laws of the Province of Ontario on May 22, 2002 pursuant to an amended and restated declaration of trust. Computershare Trust Company of Canada is the Trustee and Brompton MVP Management Limited (the "Manager") is responsible for managing the affairs of the Fund. MFC Global Investment Management, a subsidiary of Manulife Financial Corp., manages the Fund's portfolio. The Fund commenced operations on July 17, 2002.

2. SIGNIFICANT ACCOUNTING POLICIES

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles and should be read in conjunction with the most recent audited financial statements at December 31, 2004. The significant accounting policies used for preparing these unaudited interim financial statements are consistent with those used in preparing the audited annual financial statements.

Certain comparative figures have been reclassified to conform to the current period's presentation of unitholders' capital and retained earnings.

3. UNITS OF THE FUND

The Fund is authorized to issue an unlimited number of transferable, redeemable units of beneficial interest, each of which represents an equal, undivided interest in the net assets of the Fund. Each unit entitles the holder to one vote and to participate equally with respect to any and all distributions made by the Fund. Units may be surrendered for redemption at any time during June of any year, but at least five business days prior to June 30. Redemption of surrendered units will be effected on June 30 of each year and will be settled on or before the tenth business day following such effective date.

The Fund received approval from the Toronto Stock Exchange for a normal course issuer bid program for the period from November 5, 2004 to November 4, 2005. Pursuant to this issuer bid program, the Fund may purchase up to 511,000 of its units for cancellation. The Fund may only repurchase units when the net asset value per unit exceeds its trading price. During the three months ended March 31, 2005, 27,400 units (2004 – 20,300) were purchased for cancellation.

The weighted average number of units outstanding for the three months ended March 31, 2005 was 5,143,927 (2004 – 6,810,497).

4. DISTRIBUTIONS PAYABLE TO UNITHOLDERS

Distributions, as declared by the Manager, are made on a monthly basis to unitholders of record on the last business day of each month. The distributions are payable no later than the tenth business day of the following month. For the three months ended March 31, 2005, the Fund declared total distributions of $0.23751 per unit (2004 – $0.23751). Under the Fund's distribution reinvestment plan, unitholders may elect to reinvest monthly distributions in additional units of the Fund which may be issued from treasury or purchased on the open market. For the three months ended March 31, 2005, no units (2004 – nil) were issued by the Fund.

5. MANAGEMENT AND SERVICE FEES

Pursuant to a management agreement, the Manager provides management and administrative services to the Fund, for which it is paid a management fee equal to 0.85% per annum of the net asset value of the Fund plus applicable taxes. The Manager is responsible for paying fees to MFC Global Investment Management, the portfolio manager for the Fund. The Fund also pays to the Manager a service fee equal to 0.40% per annum of the net asset value of the Fund. The service fee is in turn paid by the Manager to investment dealers based on the proportionate number of units held by clients of each dealer at the end of each calendar quarter.

6. INVESTMENT TRANSACTIONS

Investment transactions for the three months ended March 31 were as follows:

	2005	2004
Proceeds from sale of investments	$ 3,128,271	$ 6,807,460
Less cost of investments sold:		
Investments at cost, beginning of period	64,892,885	81,815,664
Investments purchased during the period	3,720,980	6,078,860
Investments at cost, end of period	(66,336,016)	(81,829,154)
Cost of investments sold during the period	2,277,849	6,065,370
Net realized gain on sale of investments	$ 850,422	$ 742,090

7. LOANS PAYABLE

Pursuant to an agreement with a Canadian chartered bank, the Fund maintains a 364-day renewable revolving credit facility and a term credit facility. The revolving credit facility provides for maximum borrowings of $9.5 million with borrowings in Canadian currency at either the prime rate of interest or the bankers' acceptance rate plus a fixed percentage or in US currency at the LIBOR rate plus a fixed percentage. At March 31, 2005, the Fund had a bankers' acceptance in the amount of $0.7 million and a US dollar loan equivalent to $2.1 million outstanding under this facility. On May 7, 2003, the Fund borrowed US$10.5 million under the term credit facility at a fixed rate of interest of 2.78% for the two-year period ending May 7, 2005, which represents $12.7 million at March 31, 2005. During the three months ended March 31, 2005, the Fund realized a foreign exchange loss in the amount of $2,230 (2004 – ($19,700)) on the repayment of borrowings in US dollars under the revolving credit facility. At March 31, 2005, borrowings in US dollars had an unrealized foreign exchange gain of $1,976,297 (2004 – $894,344). The credit facilities are secured by a first-ranking and exclusive charge on all of the Fund's assets.

Costs incurred to establish the credit facilities and renewal fees are deferred and amortized over the term of the facilities. For the three months ended March 31, 2004, the Fund has recorded amortization of these costs in the amount of $7,174 (2004 – $7,697).

The credit facilities are used by the Fund for the purchase of additional investments and for general Fund purposes.

The Fund

Brompton Stable Income Fund is a closed-end investment trust that is listed on the Toronto Stock Exchange under the symbol BSR.UN. The Fund invests in a diversified portfolio of income funds and investment grade securities, and has been designed to have the lowest volatility and highest sustainability of distributions as compared to other income funds. The Fund has maintained Standard & Poor's highest stability rating of SR-1. MFC Global Investment Management, a subsidiary of Manulife Financial Corp., actively manages the portfolio on behalf of the Fund. The Fund is RRSP, DPSP, RRIF and RESP eligible and does not constitute foreign property for such plans.

Management's Discussion and Analysis

The following information provides an analysis of the operations and financial position of the Fund and it should be read in conjunction with the financial statements and accompanying notes.

Distributions

During the three months ended March 31, 2005, the Fund distributed $0.19374 per unit. Since inception, the Fund has paid regular monthly distributions at or exceeding its original objectives. The Fund increased its distributions for April 2005 from $0.06458 to $0.06667 per unit which equates to a per annum rate of $0.80 per unit. This increase is due to the Fund achieving better than targeted distributable cash flow from its investment portfolio. Based on current levels of distributions received from the underlying portfolio, we expect the Fund will maintain its monthly distributions at this higher level.

Approximately 49% of the 2004 distributions were classified as a return of capital for tax purposes. Since inception, the Fund has generated significant capital appreciation from its investments. As the Fund realizes capital gains the return of capital component of the Fund's distributions will be replaced by capital gains. Based on information available at the time of writing, including capital gains of $5.3 million realized during the first quarter of 2005, it is expected that return of capital for the year will be lower than amounts reported in 2004.

The Fund has a distribution reinvestment plan which allows participating unitholders to automatically reinvest monthly distributions in additional units of the Fund. For the period ended March 31, 2005, 2,739 units were acquired in the market at an average price of $12.96 per unit and 673 units were issued out of treasury at an average price of $13.16 per unit.

Investment Portfolio

As of March 31, 2005, the Fund's investments included a total of 34 income funds, 38 investment grade securities and one equity investment which provide diversification by issuer, industry and asset class. The breakdown of the portfolio is shown in the accompanying pie chart, and a detailed listing of the Fund's security holdings is provided in the financial statements.

During the first quarter, the income trust market as a whole experienced volatility but still ended the quarter with a small gain. The S&P/TSX Capped Income Trust Index, excluding distributions from underlying income trusts, rose by 2.4% in the three months ended March 31, 2005. Energy trusts showed strong performance during the quarter (the S&P/TSX Capped Energy Trust Index increased by 6.1%), while business trusts declined on average during the period.

Due to a rise in interest rates in the first quarter and the interest sensitivity of some of the Fund's holdings, the Fund recorded losses (realized and unrealized) of $2.1 million as detailed in the table below. Notwithstanding these losses, the Fund's portfolio has cumulative unrealized gains of $21.1 million from inception of the Fund to March 31, 2005.


9%
26%
28%
17%
19%
1%

First Quarter 2005 Net Gains (Losses) by Sector (millions)	Realized	Unrealized	Total
Business funds	$ 2.5	$ (3.8)	$ (1.3)
Oil and gas funds	0.5	(0.6)	(0.1)
Power and pipeline funds	0.5	(1.9)	(1.4)
Real estate investment trusts	1.7	(1.1)	0.6
Investment grade securities	0.1	—	0.1
Equity investments	—	—	—
Total	$ 5.3	$ (7.4)	$ (2.1)

Net Asset Value

During the quarter ended March 31, 2005, the net asset value of the Fund decreased by $0.20 per unit or 1.5% to $12.93 per unit, broken down as follows:

	Per Unit
Net investment income	$ 0.20
Net realized gain on investments	0.66
Net change in unrealized gain on investments	(0.93)
Results of operations	(0.07)
Capital transactions	0.06
Less: distributions	(0.19)
Decrease in net asset value	$ (0.20)

Net Asset Value Since Inception



$14.00
$13.00
$12.00
$11.00
$10.00
$9.00
Dec 02
Jan 04
Mar 05

Liquidity and Capital Resources

As of March 31, 2005, the Fund had borrowings of $13.5 million under its credit facility, which represented 11.6% of total assets. These borrowings have been used principally to invest in additional portfolio investments to increase the overall distributions paid by the Fund. These borrowings are on a floating rate basis at the bankers' acceptance rate.

To provide liquidity, units of the Fund are listed on the TSX under the symbol BSR.UN. The Fund's normal course issuer bid allows it to purchase its units on the TSX when they trade below net asset value. As a result, purchases under the issuer bid are accretive to the net asset value of the Fund. A total of 14,700 units were purchased during the quarter at an average price of $12.73 per unit.

Unitholders may also redeem units of the Fund on the last business day of March of each year at the then current net asset value. When determining the net asset value for redemption purposes, the securities in the portfolio that are listed or traded on a stock exchange are valued by taking the weighted average trading price of the securities for the last three days of the month in which the redemption occurs. On March 31, 2005, a total of 1,292,522 units were redeemed for total proceeds of $16.4 million ($12.668 per unit).

Management Expense Ratio

The Fund has a low management fee for an actively managed fund of 0.95% of net asset value per annum. When this fee is combined with the 0.40% service fee that is paid to investment dealers and the general and administrative expenses of the Fund, the management expense ratio for the quarter was 1.66% based on net assets and 1.48% based on total assets.

Outlook

The Fund's two principal objectives are to maintain a high level of monthly distributions and to maintain net asset value per unit. The Fund has exceeded these objectives since inception, particularly with respect to the substantial cumulative gains in net asset value it has achieved. Concerns regarding rising interest rates have contributed to recent weakness in the trading prices of income products, much like what was experienced at this time in 2004. The trading price of the Fund's units has been affected and the net asset value has declined slightly over the quarter – down 1.5%. However, as discussed earlier, the Fund's distributable cash flow remains strong and over the longer term we expect this will support prices and values.

Respectfully submitted on behalf of the Board,

Raymond R. Pether
President and Chief Executive Officer
Brompton SI Fund Management Limited
May 12, 2005.

Mark A. Caranci
Chief Financial Officer
Brompton SI Fund Management Limited

This quarterly report contains forward-looking information which involves known and unknown risks, uncertainties and other factors which may cause actual results to be materially different than the results expressed or implied by such forward-looking information. In evaluating the forward-looking information contained herein, readers should consider various factors, including those described in the Fund's prospectus and other documents filed with regulatory authorities. The Fund is not obligated to update or revise the forward-looking information contained herein to reflect new events or circumstances.

Portfolio Manager's Report

Canadian Equities – Income Trusts

There was no significant activity in the Fund during the quarter. No new additions were made, while profits were taken in Canadian Real Estate Investment Trust and the Fund increased its cash position. The Fund will continue to be managed in a defensive manner in order to maintain the SR-1 rating from S&P. The biggest risk to the Fund continues to be the threat of higher interest rates. This is due to the fact that over 25% of the Fund is invested in the power, pipeline and infrastructure sectors. The remainder of the Fund's portfolio consists of business trusts (26%), Canadian investment grade debt (19%), REITs (17%) and oil and gas trusts (9%).

Investment Grade Securities

The Canadian bond market outperformed the US bond market during the first quarter. Spreads in the corporate market finally began to widen in March. The significant sell-off in General Motors bonds helped push corporate spreads wider as investors in general became more concerned about corporate credit. Spread movements were more dramatic in the US than in Canada. Yields on Canadian bonds are now lower than those on US bonds across the curve, which flattened in both countries.

MFC Global
Investment Management

Investment Highlights

	March 31, 2005	Dec. 31, 2004	Sept. 30, 2004	June 30, 2004	March 31, 2004
Net asset value per unit	$ 12.93	$ 13.13	$ 12.00	$ 11.25	$ 12.23
Quarterly distributions per unit	$ 0.19374	$ 0.29374	$ 0.19374	$ 0.19374	$ 0.19374
Market price per unit	$ 11.75	$ 12.75	$ 11.49	$ 11.10	$ 11.59
Total assets (millions)	$ 116	$ 119	$ 110	$ 104	$ 120

Statements of Net Assets (Unaudited)

	March 31, 2005	Dec. 31, 2004
Assets		
Investments, at market value (cost – $76,811,354; 2004 – $88,612,059)	$ 97,869,045	$ 117,052,926
Cash and short-term investments	8,102,253	1,343,759
Distributions and interest receivable	892,866	828,388
Amounts receivable for investments sold	9,297,092	—
Other receivables	8,857	—
Deferred financing costs (note 7)	—	1,071
Total assets	116,170,113	119,226,144
Liabilities		
Accounts payable and accrued liabilities	264,354	276,106
Distributions payable to unitholders (note 4)	427,759	1,305,162
Redemptions payable	16,373,669	—
Loans payable (note 7)	13,491,907	13,493,115
Total liabilities	30,557,689	15,074,383
Unitholders' equity		
Unitholders' capital	62,770,176	75,149,334
Retained earnings	22,842,248	29,002,427
Net assets representing unitholders' equity	$ 85,612,424	$ 104,151,761
Units outstanding (note 3)	6,623,707	7,930,256
Net asset value per unit	$ 12.93	$ 13.13

Statements of Operations and Retained Earnings (Unaudited)

For the three months ended March 31	2005	2004
Income		
Distributions from income funds	$ 1,802,713	$ 1,875,490
Interest income	319,718	347,380
	2,122,431	2,222,870
Expenses		
Management fee (note 5)	266,488	266,692
Service fee (note 5)	102,175	106,623
General and administrative	57,965	63,553
Interest and bank charges (note 7)	103,646	107,932
	530,274	544,800
Net investment income	1,592,157	1,678,070
Net realized gain on sale of investments (note 6)	5,254,063	411,360
Net change in unrealized gain on investments	(7,383,176)	6,734,664
Results of operations	$ (536,956)	$ 8,824,094
Retained earnings, beginning of period	29,002,427	16,867,688
Excess of stated value paid on redemptions and repurchase of units	(4,172,742)	(1,985,231)
Distributions to unitholders	(1,450,481)	(1,644,907)
Retained earnings, end of period	$ 22,842,248	$ 22,061,644
Results of operations per unit[1]	$ (0.07)	$ 1.01

[1] Based on the weighted average number of units outstanding for the period (note 3).

The accompanying notes are an integral part of these financial statements.

Statements of Cash Flows (Unaudited)

For the three months ended March 31	2005	2004
Cash flows from operating activities:		
Results of operations	$ (536,956)	$ 8,824,094
Adjustments to reconcile net cash provided by (used in) operations:		
Net realized gain on sale of investments	(5,254,063)	(411,360)
Net change in unrealized gain on investments	7,383,176	(6,734,664)
Amortization of deferred financing costs	1,071	4,970
Increase in other receivables	(8,857)	—
Increase in distributions and interest receivable	(64,478)	(114,548)
Decrease in accounts payable and accrued liabilities	(11,752)	(9,232)
Purchase of investments (note 6)	(2,405,495)	(5,217,128)
Proceeds from sale of investments (note 6)	10,163,171	4,059,567
Cash provided by operating activities	9,265,817	401,699
Cash flows from financing activities:		
Increase (decrease) in loans payable	(1,208)	1,536
Deferred financing costs paid	—	(17,000)
Distributions paid to unitholders (note 4)	(2,327,884)	(1,690,635)
Proceeds from distribution reinvestment plan (note 4)	8,857	—
Repurchase of units (note 3)	(187,088)	(312,194)
Cash used in financing activities	(2,507,323)	(2,018,293)
Net increase (decrease) in cash and short-term investments	6,758,494	(1,616,594)
Cash and short-term investments, beginning of period	1,343,759	1,730,999
Cash and short-term investments, end of period	$ 8,102,253	$ 114,405
Supplemental information:		
Interest paid	$ 102,575	$ 102,408

Statements of Changes in Net Assets (Unaudited)

For the three months ended March 31	2005	2004
Net assets, beginning of period	$ 104,151,761	$ 99,559,438
Operations:		
Results of operations	(536,956)	8,824,094
Unitholder transactions:		
Distributions to unitholders (note 4)	(1,450,481)	(1,644,907)
Proceeds from distribution reinvestment plan (note 4)	8,857	—
Repurchase of units (note 3)	(187,088)	(312,194)
Redemption of units (note 3)	(16,373,669)	(8,382,837)
	(18,002,381)	(10,339,938)
Net decrease in net assets	(18,539,337)	(1,515,844)
Net assets, end of period	$ 85,612,424	$ 98,043,594
Distributions per unit	$ 0.19374	$ 0.19374

The accompanying notes are an integral part of these financial statements.

Statement of Investments (Unaudited)

As at March 31, 2005		Cost	Market Value	% of Portfolio
No. of Units	**Power and Pipeline Funds**			
261,900	Pembina Pipeline Income Fund	$ 2,900,788	$ 3,451,842	
375,000	Inter Pipeline Fund	2,363,250	3,326,250	
247,700	Northland Power Income Fund	2,721,633	3,301,841	
253,000	Fort Chicago Energy Partners, L.P.	2,122,555	2,879,140	
200,000	Innergex Power Income Fund	2,047,000	2,650,000	
215,600	Boralex Power Income Fund	2,189,685	2,259,488	
150,000	Enbridge Income Fund	1,500,000	1,906,500	
190,000	TransAlta Power, L.P.	1,787,694	1,824,000	
190,800	Algonquin Power Income Fund	1,745,958	1,795,428	
73,000	Gaz Metro	1,391,768	1,528,620	
102,000	Calpine Power Income Fund	989,458	1,100,580	
31,500	TransCanada Power, L.P.	1,011,344	1,058,400	
		22,771,133	27,082,089	27.7%
No. of Units	**Business Funds**			
225,500	Davis + Henderson Income Fund	2,920,651	4,961,000	
162,000	BFI Canada Income Fund	1,953,934	3,951,180	
224,400	Energy Savings Income Fund	1,682,771	3,691,380	
211,982	Yellow Pages Income Fund	2,392,019	2,823,601	
157,500	UE Waterheater Income Fund	1,575,000	2,126,250	
124,800	Bell Nordiq Income Fund	1,485,739	1,984,320	
90,000	Connors Bros. Income Fund	1,380,000	1,633,500	
50,000	Superior Plus Income Fund	1,045,000	1,493,500	
90,000	Chemtrade Logistics Income Fund	1,247,100	1,391,400	
45,923	Armtec Infrastructure Income Fund	459,230	624,553	
41,000	Hardwoods Distribution Income Fund	410,000	533,000	
		16,551,444	25,213,684	25.8%
No. of Units	**Real Estate Investment Trusts**			
196,000	Summit REIT	2,942,720	3,622,080	
180,000	RioCan REIT	2,355,063	3,267,000	
154,000	Northern Property REIT	1,956,645	2,725,800	
129,300	H&R REIT	1,830,955	2,353,260	
150,000	Borealis Retail REIT	1,500,000	2,010,000	
106,000	InnVest REIT	959,689	1,203,100	
54,520	O&Y REIT	602,084	855,419	
50,000	Chartwell Seniors Housing REIT	570,255	716,000	
		12,717,411	16,752,659	17.1%
No. of Units	**Oil and Gas Funds**			
265,000	ARC Energy Trust	3,362,884	4,809,750	
137,000	Shiningbank Energy Income Fund	2,219,452	2,944,130	
36,300	Advantage Energy Income Fund	471,254	706,035	
		6,053,590	8,459,915	8.6%
No. of Shares	**Equity Investments**			
50,000	BCE Inc.	1,481,595	1,512,500	1.5%

The accompanying notes are an integral part of these financial statements.

Statement of Investments (Unaudited) Cont'd

As at March 31, 2005		Cost	Market Value	% of Portfolio
Par Value ($)	**Investments Grade Securities**			
1,212,000	Sears Canada Inc. 7.45%, *due May 10, 2010*	$ 1,269,576	$ 1,323,766	
660,000	Nova Gas Transmission Ltd. 12.2%, *due February 28, 2016*	1,003,346	1,049,395	
1,013,000	Canadian Pacific Railway Company 4.9%, *due June 15, 2010*	994,455	1,037,766	
900,402	Alliance Pipeline Limited Partnership 7.23%, *due June 30, 2015*	993,143	1,021,952	
881,000	Scotiabank Capital Trust 6.282%, *due June 30, 2049*	922,864	961,200	
812,000	Royal Bank of Canada 5.45%, *due November 4, 2018*	809,618	849,707	
670,000	Westcoast Energy Inc. 8.3%, *due December 30, 2013*	801,293	822,925	
545,000	Newfoundland Light & Power Inc. 10.125%; *due June 15, 2022*	715,223	797,703	
450,000	BC Telecom Inc. 10.65%, *due June 19, 2021*	490,440	680,950	
500,000	Nova Scotia Power Inc. 8.85%, *due May 19, 2025*	590,650	665,210	
575,000	Investors Group Inc. 7%, *due December 31, 2032*	572,873	656,486	
500,000	Manitoba Telecom Services Inc. 6.15%, *due June 10, 2014*	542,500	537,956	
450,000	Westcoast Energy Inc. 7.3%, *due December 18, 2026*	469,440	522,231	
429,000	Greater Toronto Airports Authority 6.98%, *due October 15, 2032*	427,541	484,794	
425,000	Renaissance Energy Ltd. 6.95%, *due July 14, 2009*	438,983	470,235	
325,000	Nova Scotia Power Inc. 9.75%, *due August 2, 2019*	414,570	462,207	
275,000	BC Telecom Inc. 11.9%, *due November 22, 2015*	308,082	425,555	
365,000	Alberta Energy Company Ltd 7.3%, *due September 2, 2014*	397,689	425,220	
300,000	AGT Limited 8.8%, *due September 22, 2025*	279,300	404,577	
300,000	Westcoast Energy Inc. 8.85%, *due July 21, 2025*	350,949	400,756	
300,000	Maritime Telegraph and Telephone Limited 8.3%, *due January 15, 2019*	344,190	384,056	
310,000	Westcoast Energy Inc. 7.15%, *due March 20, 2031*	300,040	356,273	
300,000	Precision Drilling Corporation 7.65%, *due October 27, 2010*	321,480	346,331	
300,000	Sears Canada Inc. 7.05%, *due September 20, 2010*	295,500	322,275	
222,000	BC Gas Utility Ltd. 10.3%, *due September 30, 2016*	304,477	318,004	
225,000	Newfoundland Telephone Company Limited 10.75%, *due June 12, 2014*	298,013	317,012	
300,000	TransCanada Pipelines Limited 6.28%, *due May 26, 2028*	263,190	314,722	
200,000	TransCanada Pipelines Limited 11.9%, *due August 20, 2015*	289,960	309,855	
275,000	EPCOR Utilities Inc. 6.6%, *due November 2, 2011*	274,725	304,777	
250,000	Union Gas Limited 7.9%, *due February 24, 2014*	280,200	301,787	
235,000	Scotiabank Capital Trust 6.626%, *due June 30, 2052*	244,894	261,223	
195,000	Centra Gas Ontario Inc. 8.65%, *due October 19, 2018*	234,643	256,396	
195,000	Interprovincial Pipe Line Inc. 8.2%, *due February 15, 2024*	228,950	252,490	
234,000	Cadbury Beverages Canada, Inc. 4.9%, *due December 1, 2008*	234,680	239,238	
229,000	Canadian Tire Corporation, Limited 6.32%, *due February 24, 2034*	228,879	235,058	
156,442	Alliance Pipeline Limited Partnership 7.181%, *due June 30, 2023*	164,467	182,727	
73,000	Gaz Metropolitain and Company L.P. 9%, *due May 16, 2025*	93,279	102,136	
42,000	Shoppers Drug Mart Corporation 4.97%, *due October 24, 2008*	42,079	43,247	
		17,236,181	18,848,198	19.3%
	Total	$ 76,811,354	$ 97,869,045	100.0%

The accompanying notes are an integral part of these financial statements.

Notes to the Financial Statements (Unaudited)

March 31, 2005

1. OPERATIONS

Brompton Stable Income Fund (the "Fund") is a closed-end investment trust created under the laws of the Province of Ontario on October 1, 2002, pursuant to an amended and restated declaration of trust. Computershare Trust Company of Canada is the Trustee and Brompton SI Fund Management Limited (the "Manager") is responsible for managing the affairs of the Fund. MFC Global Investment Management, a subsidiary of Manulife Financial Corp., manages the Fund's portfolio. The Fund commenced operations on December 9, 2002.

2. SIGNIFICANT ACCOUNTING POLICIES

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles and should be read in conjunction with the most recent audited financial statements at December 31, 2004. The significant accounting policies used for preparing these unaudited interim financial statements are consistent with those used in preparing the audited annual financial statements.

Certain comparative figures have been reclassified to conform to the current period's presentation of unitholders' capital and retained earnings.

3. UNITS OF THE FUND

The Fund is authorized to issue an unlimited number of transferable, redeemable units of beneficial interest, each of which represents an equal, undivided interest in the net assets of the Fund. Each unit entitles the holder to one vote and to participate equally with respect to any and all distributions made by the Fund. Units may be surrendered for redemption at any time during March of any year, but at least five business days prior to March 31. Redemption of surrendered units will be effected at net asset value on March 31 of each year and will be settled on or before the tenth business day following such effective date. On March 31, 2005, 1,292,522 units were redeemed at a price of $12.6680.

The Fund received approval from the Toronto Stock Exchange to undertake a normal course issuer bid program for the period from January 24, 2005 to January 23, 2006. Pursuant to the issuer bid, the Fund may purchase up to 789,000 of its units for cancellation. The Fund may only repurchase units when the net asset value per unit exceeds its trading price. During the three months ended March 31, 2005, 14,700 units (2004 – 26,100) were purchased for cancellation.

The weighted average number of units outstanding for the three months ended March 31, 2005 was 7,904,332 (2004 – 8,716,968).

4. DISTRIBUTIONS PAYABLE TO UNITHOLDERS

Distributions, as declared by the Manager, are made on a monthly basis to unitholders of record on the last business day of each month. The distributions are payable by the tenth business day of the following month. For the three months ended March 31, 2005, the Fund declared total distributions of $0.19374 per unit (2004 – $0.19374). Under the Fund's distribution reinvestment plan, unitholders may elect to reinvest monthly distributions in additional units of the Fund. For the three months ended March 31, 2005, 673 units (2004 – nil) were issued by the Fund.

5. MANAGEMENT AND SERVICE FEES

Pursuant to a management agreement, the Manager provides management and administrative services to the Fund, for which it is paid a management fee equal to 0.95% per annum of the net asset value of the Fund plus applicable taxes. The Manager is responsible for paying fees to MFC Global Investment Management, the portfolio manager for the Fund. The Fund also pays to the Manager a service fee equal to 0.40% per annum of the net asset value of the Fund. The service fee is in turn paid by the Manager to investment dealers based on the proportionate number of units held by clients of each dealer at the end of each calendar quarter.

6. INVESTMENT TRANSACTIONS

Investment transactions for the three months ended March 31 were as follows:

	2005	2004
Proceeds from sale of investments	$ 19,460,263	$ 4,059,567
Less cost of investments sold:		
Investments at cost, beginning of period	88,612,059	93,983,391
Investments purchased during the period	2,405,495	5,217,128
Investments at cost, end of period	(76,811,354)	(95,552,312)
Cost of investments sold during the period	14,206,200	3,648,207
Net realized gain on sale of investments	$ 5,254,063	$ 411,360

7. LOANS PAYABLE

Pursuant to an agreement with a Canadian chartered bank (the "Bank"), the Fund maintains a 364-day renewable revolving credit facility for up to a maximum amount of $17 million, of which bankers' acceptances in the amount of $13.5 million were outstanding as at March 31, 2005. The credit facility is secured by a first-ranking and exclusive charge on all of the Fund's assets and is renewable annually at the option of the Fund with the approval of the Bank. The Fund has the option of borrowing at the prime rate of interest or at the bankers' acceptance rate plus a fixed percentage.

Costs incurred to establish the credit facility and renewal fees are deferred and amortized over the 364-day revolving term of the facility. For the three months ended March 31, 2005, the Fund has recorded amortization of these costs in the amount of $1,071 (2003 – $4,970).

The credit facility is used by the Fund for the purchase of additional investments and for general Fund purposes.

BROMPTON

EQUAL WEIGHT INCOME FUND

EWI

The Fund

Brompton Equal Weight Income Fund is a closed-end investment trust that is listed on the Toronto Stock Exchange under the symbol EWI.UN. The Fund is designed to provide investors with high monthly cash distributions by investing on an equally weighted basis in a diversified portfolio of income trusts. It invests in those income trusts that have a float capitalization over $200 million at the time of investment, pay a regular distribution and are listed on the TSX. The Fund is rebalanced in August of each year. The Fund's passive investment strategy allows for a very low cost method of investing in the attractive income trust asset class. The Fund is RRSP, DPSP, RRIF and RESP eligible and does not constitute foreign property for such plans.

Management's Discussion and Analysis

The following information provides an analysis of the operations and financial position of the Fund and it should be read in conjunction with the financial statements and accompanying notes.

Distributions

During the three month period ended March 31, 2005, the Fund distributed $0.251 per unit, which included $0.085 for January and $0.083 for each of February and March. The January distribution was higher primarily due to special year-end distributions received by the Fund from its investment holdings.

The Fund has a distribution reinvestment plan which allows participating unitholders to automatically reinvest monthly distributions in additional units of the Fund. For the period ended March 31, 2005, 36,262 units were acquired in the market at an average price of $12.15 per unit.

Investment Portfolio

As of March 31, 2005, the Fund's investments included a total of 107 income funds. The breakdown of the portfolio is shown in the accompanying pie chart, and a detailed listing of the Fund's security holdings is provided in the financial statements.

During the first quarter, the income trust market as a whole experienced volatility but still ended the quarter with a small gain. The S&P/TSX Capped Income Trust Index, excluding distributions from underlying income trusts, rose by 2.4% in the three months ended March 31, 2005. Energy trusts showed strong performance during the quarter (the S&P/TSX Capped Energy Trust Index increased by 6.1%), while business trusts declined on average during the period.

During the first quarter, the cumulative unrealized gains in the portfolio increased by $1.2 million from $83.7 million to $84.9 million as detailed in the table below. The increase in the value of the portfolio was driven by the performance of the oil and gas funds which increased by $6.5 million or 5.1%.



4%
19%
27%
11%
15%
6%
18%

First Quarter 2005
Unrealized Gains (Losses) by Sector (millions)

Consumer	$	(2.6)
Oil and gas		6.5
Industrials		(0.3)
Power		(2.1)
Real estate investment trusts		(1.4)
Resource		1.2
Utilities and infrastructure		(0.1)
Total	$	1.2

Net Asset Value

During the quarter ended March 31, 2005, the net asset value of the Fund increased by $0.03 per unit to $12.25 per unit, broken down as follows:

		Per Unit
Net investment income	$	0.25
Net change in unrealized gain on investments		0.03
Results of operations		0.28
Less: distributions		(0.25)
Increase in net asset value	$	0.03

Net Asset Value Since Inception



$13.00
$12.00
$11.00
$10.00
$9.00
Jul 03
Jan 04
Jan 05
Mar 05

Liquidity and Capital Resources

As of March 31, 2005, the Fund had borrowings of $44.1 million under its term credit facility, which represented 8.7% of total assets. The interest rate on the term credit facility is fixed until July 18, 2008 at 5.06% which reduces the Fund's exposure to rising interest rates over its term. The borrowings have been used principally to invest in additional portfolio investments to increase the overall distributions paid by the Fund. The Fund also had $2.25 million outstanding under its revolving credit facility at the bankers' acceptance rate plus a fixed percentage.

To provide liquidity, units of the Fund are listed on the TSX under the symbol EWI.UN. The Fund's normal course issuer bid allows it to purchase its units on the TSX when they trade below net asset value. As a result, purchases under the issuer bid are accretive to the net asset value of the Fund. A total of 54,500 units were purchased during the quarter at an average price of $12.03 per unit.

Unitholders may also redeem units of the Fund on the second last business day of July of each year at the then current net asset value. For the purpose of determining net asset value for redemption, the securities in the portfolio that are listed or traded on a stock exchange are valued by taking the weighted average trading price of the securities for the last three days of the month in which the redemption occurs.

Management Expense Ratio

The Fund has a very low management fee at 0.45% of net asset value per annum. When this fee is combined with the 0.30% service fee that is paid to investment dealers and the general and administrative expenses of the Fund, the management expense ratio for the quarter was 0.89% based on net assets and 0.80% based on total assets.

Outlook

The Fund's principal objectives are to provide investors with high monthly cash distributions by investing on an equally weighted basis, in a diversified portfolio of income trusts and to receive the benefits of low management fees. The Fund has exceeded these objectives since inception, particularly when considering the substantial cumulative gains in net asset value that it has achieved. Concerns regarding rising interest rates have contributed to recent weakness in the trading prices of income products, much like what was experienced at this time in 2004. The trading price of the Fund's units has been affected, however, as discussed earlier, the Fund's distributable cash flow remains strong and over the longer term we expect this will support prices and values.

Respectfully submitted on behalf of the Board,

Raymond R. Pether
President and Chief Executive Officer
Brompton EWI Management Limited
May 12, 2005

Mark A. Caranci
Chief Financial Officer
Brompton EWI Management Limited

This quarterly report contains forward-looking information which involves known and unknown risks, uncertainties and other factors which may cause actual results to be materially different than the results expressed or implied by such forward-looking information. In evaluating the forward-looking information contained herein, readers should consider various factors, including those described in the Fund's prospectus and other documents filed with regulatory authorities. The Fund is not obligated to update or revise the forward-looking information contained herein to reflect new events or circumstances.

Investment Highlights

	March 31, 2005	Dec. 31, 2004	Sept. 30, 2004	June 30, 2004	March 31, 2004
Net asset value per unit	$ 12.25	$ 12.22	$ 11.39	$ 10.61	$ 11.24
Quarterly distributions per unit	$ 0.251	$ 0.455	$ 0.254	$ 0.246	$ 0.246
Market price per unit	$ 11.46	$ 12.50	$ 11.08	$ 10.33	$ 10.86
Total assets (millions)	$ 506	$ 524	$ 472	$ 494	$ 521

Statements of Net Assets (Unaudited)

	March 31, 2005	Dec. 31, 2004
Assets		
Investments, at market value (cost 2005 – $416,620,769; 2004 – $416,603,422)	$ 501,479,155	$ 500,308,143
Cash and short-term investments	318,384	5,588,404
Distributions and interest receivable	3,754,052	3,741,395
Amounts receivable for investments sold	—	13,860,144
Deferred financing costs (note 7)	154,709	166,284
Total assets	505,706,300	523,664,370
Liabilities		
Accounts payable and accrued liabilities	864,230	679,364
Amounts payable for investments purchased	—	13,131,833
Distributions payable to unitholders (note 4)	3,086,012	10,612,080
Loans payable (note 7)	46,347,263	44,100,000
Total liabilities	50,297,505	68,523,277
Unitholders' equity		
Unitholders' capital	351,639,774	352,155,208
Retained earnings	103,769,021	102,985,885
Net assets representing unitholders' equity	$ 455,408,795	$ 455,141,093
Units outstanding (note 3)	37,180,867	37,235,367
Net asset value per unit	$ 12.25	$ 12.22

Statements of Operations and Retained Earnings (Unaudited)

For the three months ended March 31	2005	2004
Income		
Distributions from income funds (net of withholding taxes of $13,669; 2004 – nil)	$ 10,711,617	$ 11,640,378
Interest income	7,252	139
	10,718,869	11,640,517
Expenses		
Management fee (note 5)	564,511	552,705
Service fee (note 5)	341,955	344,455
General and administrative	122,039	109,676
Interest and bank charges (note 7)	579,924	594,780
	1,608,429	1,601,616
Net investment income	9,110,440	10,038,901
Net change in unrealized gain on investments	1,153,665	22,912,783
Results of operations	$ 10,264,105	$ 32,951,684
Retained earnings, beginning of period	102,985,885	52,150,476
Excess of stated value paid on repurchase of units	(139,996)	(21,843)
Distributions to unitholders	(9,340,973)	(10,315,571)
Retained earnings, end of period	103,769,021	74,764,746
Results of operations per unit[1]	$ 0.28	$ 0.79

[1] Based on the weighted average number of units outstanding for the period (note 3).

The accompanying notes are an integral part of these financial statements.

Statements of Cash Flows (Unaudited)

For the three months ended March 31	2005	2004
Cash flows from operating activities:		
Results of operations	$ 10,264,105	$ 32,951,684
Adjustments to reconcile net cash provided by (used in) operations:		
Net change in unrealized gain on investments	(1,153,665)	(22,912,783)
Amortization of deferred financing costs	11,575	23,586
(Increase) decrease in distributions and interest receivable	(12,657)	211,185
Increase in accounts payable and accrued liabilities	184,866	77,972
Purchase of investments	(13,149,180)	—
Proceeds from sale of investments	13,860,144	—
Cash provided by operating activities	10,005,188	10,351,644
Cash flows from financing activities:		
Increase in loans payable	2,247,263	250,000
Distributions paid to unitholders (note 4)	(16,867,041)	(10,443,268)
Repurchase of units (note 3)	(655,430)	(237,449)
Cash used in financing activities	(15,275,208)	(10,430,717)
Net decrease in cash and short-term investments	(5,270,020)	(79,073)
Cash and short-term investments, beginning of period	5,588,404	678,298
Cash and short-term investments, end of period	$ 318,384	$ 599,225
Supplemental information:		
Interest paid	$ 565,395	$ 569,034

Statements of Changes in Net Assets (Unaudited)

For the three months ended March 31	2005	2004
Net assets, beginning of period	$ 455,141,093	$ 448,847,658
Operations:		
Results of operations	10,264,105	32,951,684
Unitholder transactions:		
Distributions to unitholders (note 4)	(9,340,973)	(10,315,571)
Repurchase of units (note 3)	(655,430)	(237,449)
	(9,996,403)	(10,553,020)
Net increase in net assets	267,702	22,398,664
Net assets, end of period	$ 455,408,795	$ 471,246,322
Distributions per unit	$ 0.251	$ 0.246

The accompanying notes are an integral part of these financial statements.

Statement of Investments (Unaudited)

As at March 31, 2005		Cost	Market Value	% of Portfolio
No. of Units	Consumer			
388,636	ACS Media Income Fund	$ 4,090,394	$ 3,769,769	
333,230	Arctic Glacier Income Fund	4,090,398	3,882,129	
308,400	Bell Nordiq Income Fund	3,977,683	4,903,560	
229,604	Centerplate Inc.	3,635,779	3,558,862	
359,912	Cineplex Galaxy Income Fund	4,090,400	5,398,680	
368,234	Clearwater Seafoods Income Fund	4,765,912	2,997,425	
372,701	CML Healthcare Income Fund	4,090,393	5,068,734	
255,479	Connors Bros. Income Fund	3,739,579	4,636,944	
373,382	Custom Direct Income Fund	4,090,400	5,021,988	
238,410	Davis + Henderson Income Fund	3,689,830	5,245,020	
256,075	Energy Savings Income Fund	3,070,100	4,212,434	
226,301	Gateway Casinos Income Fund	4,090,391	4,655,012	
450,867	KCP Income Fund	5,707,057	5,004,624	
348,861	Medical Facilities Corporation	4,177,610	4,692,180	
274,431	Menu Foods Income Fund	4,090,394	3,745,983	
371,011	Movie Distribution Income Fund	5,318,443	4,708,130	
415,479	Osprey Media Income Fund	4,107,738	3,531,572	
1,018,747	Rogers Sugar Income Fund	3,944,096	4,563,987	
255,251	Sleep Country Canada Income Fund	4,090,397	5,375,586	
381,389	The Brick Group Income Fund	4,090,397	5,186,890	
357,084	Yellow Pages Income Fund	4,090,397	4,756,359	
		87,037,788	94,915,868	18.9%
No. of Units	Industrials			
209,586	Newalta Income Fund	2,182,150	4,768,082	
171,057	North West Company Fund	4,130,503	5,260,003	
158,677	Superior Plus Income Fund	3,536,991	4,739,682	
315,252	Tree Island Wire Income Fund	4,090,395	4,681,492	
418,455	Versacold Income Fund	4,090,398	3,535,945	
		18,030,437	22,985,204	4.6%
No. of Units	Oil and Gas			
278,059	Acclaim Energy Trust	3,141,542	4,229,277	
209,140	Advantage Energy Income Fund	3,335,400	4,067,773	
348,338	APF Energy Trust	4,029,543	4,180,056	
251,390	ARC Energy Trust	3,191,687	4,562,728	
316,471	Baytex Energy Trust	4,090,388	4,718,583	
171,325	Bonavista Energy Trust	2,825,023	5,162,022	
157,778	Bonterra Energy Income Trust	4,090,395	3,763,005	
82,111	Canadian Oil Sands Trust	2,882,283	6,753,630	
271,877	Crescent Point Energy Trust	4,090,389	5,437,540	
102,251	Enerplus Resources Fund	3,414,595	4,486,774	
221,282	Enterra Energy Trust	4,090,398	5,357,237	
254,587	Focus Energy Trust	3,317,546	5,295,410	
274,040	Freehold Royalty Trust	3,639,601	4,412,044	
230,770	Harvest Energy Trust	4,090,398	5,700,019	
320,188	NAL Oil & Gas Trust	3,058,458	4,418,594	
381,389	NAV Energy Trust	4,090,397	4,016,026	
295,795	Paramount Energy Trust	2,768,571	5,102,464	
215,238	Pengrowth Energy Trust	3,649,410	3,669,808	
257,821	Petrofund Energy Trust	3,352,257	4,547,962	
118,556	Peyto Energy Trust	2,022,798	6,129,345	
165,478	PrimeWest Energy Trust	4,388,014	4,797,207	
312,841	Progress Energy Trust	4,090,396	4,185,813	
389,231	Provident Energy Trust	4,354,267	4,662,987	
204,443	Shiningbank Energy Income Fund	3,516,001	4,393,480	
217,961	Vermilion Energy Trust	3,021,046	4,954,254	
1,361,026	Viking Energy Royalty Trust	8,695,865	9,581,623	
213,319	Zargon Energy Trust	4,024,263	5,236,981	
		101,260,931	133,822,642	26.7%

The accompanying notes are an integral part of these financial statements.

Statement of Investments (Unaudited) Cont'd

As at March 31, 2005		Cost	Market Value	% of Portfolio
No. of Units	Power			
446,526	Algonquin Power Income Fund	$ 4,308,361	$ 4,201,810	
208,004	AltaGas Income Trust	4,090,399	5,054,497	
396,563	Boralex Power Income Fund	3,893,277	4,155,980	
398,593	Calpine Power Income Fund	4,224,434	4,300,818	
454,429	Clean Power Income Fund	4,539,788	3,094,661	
352,772	Enbridge Income Fund	4,090,391	4,483,732	
255,390	Great Lakes Hydro Income Fund	3,893,070	4,852,410	
357,708	Innergex Power Income Fund	4,090,391	4,739,631	
332,417	Keyera Facilities Income Fund	4,090,391	4,969,634	
405,995	Macquarie Power Income Fund	4,090,400	4,425,345	
362,553	Northland Power Income Fund	4,210,969	4,832,831	
457,008	TransAlta Power, L.P.	4,326,908	4,387,277	
126,912	TransCanada Power, L.P.	4,366,328	4,264,243	
		54,215,107	57,762,869	11.5%
No. of Units	Real Estate Investment Trusts			
331,878	Alexis Nihon REIT	4,090,396	4,175,025	
249,795	Boardwalk REIT	4,090,393	4,621,207	
345,911	Borealis Retail REIT	4,090,398	4,635,207	
265,179	Calloway REIT	4,090,386	4,680,409	
317,640	Canadian Apartment Properties REIT	4,225,056	4,580,369	
400,730	Canadian Hotel Income Properties REIT	3,618,545	4,203,658	
265,373	Canadian REIT	3,862,333	4,710,371	
361,183	Chartwell Seniors Housing REIT	4,090,397	5,172,141	
279,026	Cominar REIT	3,936,385	4,874,584	
168,502	Dundee REIT	4,090,386	4,306,911	
247,038	H&R REIT	3,845,159	4,496,092	
368,006	InnVest REIT	3,446,366	4,176,868	
404,206	IPC US Income Commercial REIT	4,165,446	4,284,584	
574,091	Legacy Hotels REIT	4,090,398	3,972,710	
448,263	Morguard REIT	4,090,400	4,594,696	
318,939	O&Y REIT	4,090,393	5,004,153	
385,562	Retirement Residences REIT	4,273,598	3,682,117	
257,686	RioCan REIT	3,694,550	4,677,001	
239,130	Summit REIT	3,972,468	4,419,122	
429,438	TGS North American REIT	4,090,397	3,010,360	
		79,943,850	88,277,585	17.6%
No. of Units	Resource			
67,835	Fording Canadian Coal Trust	1,759,494	7,520,866	
379,619	Great Lakes Carbon Income Fund	4,090,395	4,346,638	
235,510	Labrador Iron Ore Royalty Income Fund	3,685,176	5,419,085	
370,937	Noranda Income Fund	3,643,677	4,388,185	
441,016	SFK Pulp Fund	3,483,212	2,981,268	
310,123	TimberWest Forest Corp.	3,513,777	4,583,618	
		20,175,731	29,239,660	5.8%
No. of Units	Utilities and Infrastructure			
215,957	BFI Canada Income Fund	2,866,402	5,267,191	
272,938	CCS Income Trust	3,278,042	7,590,406	
229,576	Chemtrade Logistics Income Fund	3,454,786	3,549,245	
299,503	Consumers' Waterheater Income Fund	3,663,376	4,447,620	
333,773	Contrans Income Fund	4,090,388	5,333,693	
421,747	Fort Chicago Energy Partners L.P.	3,882,532	4,799,481	
188,359	Gaz Metro	3,846,653	3,944,237	
386,127	Heating Oil Partners Income Fund	5,074,631	1,930,635	
540,938	Inter Pipeline Fund	3,531,019	4,798,120	
245,989	Livingston International Income Fund	3,622,851	5,178,068	
365,193	Pembina Pipeline Income Fund	4,423,587	4,813,244	
370,187	TransForce Income Fund	3,032,942	6,015,539	
500,967	Trinidad Energy Services Income Trust	4,090,396	5,410,444	
371,011	UE Waterheater Income Fund	4,090,396	5,008,649	
519,411	Westshore Terminals Income Fund	3,008,924	6,388,755	
		55,956,925	74,475,327	14.9%
	Total	$ 416,620,769	$ 501,479,155	100.0%

The accompanying notes are an integral part of these financial statements.

Notes to the Financial Statements (Unaudited)

March 31, 2005

1. OPERATIONS

Brompton Equal Weight Income Fund (the "Fund") is a closed-end investment trust created under the laws of the Province of Ontario on May 26, 2003, pursuant to an amended and restated declaration of trust. Computershare Trust Company of Canada is the Trustee and Brompton EWI Management Limited (the "Manager") is responsible for managing the affairs of the Fund. The Manager has retained Brompton Capital Advisors Inc. to acquire the portfolio and to rebalance it on an annual basis in accordance with the terms of the declaration of trust. The Fund commenced operations on July 16, 2003.

2. SIGNIFICANT ACCOUNTING POLICIES

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles and should be read in conjunction with the most recent audited financial statements at December 31, 2004. The significant accounting policies used in preparing these unaudited interim financial statements are consistent with those used in preparing the audited annual financial statements.

Certain comparative figures have been reclassified to conform to the current period's presentation of unitholders' capital and retained earnings.

3. UNITS OF THE FUND

The Fund is authorized to issue an unlimited number of transferable, redeemable units of beneficial interest, each of which represents an equal, undivided interest in the net assets of the Fund. Each unit entitles the holder to one vote and to participate equally with respect to any and all distributions made by the Fund. Units may be surrendered for redemption at any time during July of any year, but at least seven business days prior to the second last business day of July ("Redemption Date"). Redemption of surrendered units will be effected at net asset value on the Redemption Date of each year and will be settled on or before the tenth business day in August.

The Fund received approval from the Toronto Stock Exchange for a normal course issuer bid for the period from September 2, 2004 through to September 1, 2005. Pursuant to the issuer bid, the Fund may purchase up to 3,720,000 of its units for cancellation. The Fund may only repurchase units when the net asset value per unit exceeds its trading price. During the three months ended March 31, 2005, 54,500 units (2004 – 22,800) were purchased for cancellation at an average price of $12.03 per unit.

The weighted average number of units outstanding for the three months ended March 31, 2005 was 37,227,541 (2004 – 41,936,334).

4. DISTRIBUTIONS PAYABLE TO UNITHOLDERS

Distributions, as declared by the Manager, are made on a monthly basis to unitholders of record on the last business day of each month. The distributions are payable no later than the tenth business day of the following month. For the three months ended March 31, 2005, the Fund declared total distributions of $0.251 (2004 – $0.246) per unit. Under the Fund's distribution reinvestment plan, unitholders may elect to reinvest monthly distributions in additional units of the Fund.

5. MANAGEMENT AND SERVICE FEES

Pursuant to a management agreement, the Manager provides management and administrative services to the Fund, for which it is paid a management fee equal to 0.45% per annum of the net asset value of the Fund plus applicable taxes. The Manager is responsible for paying fees to Brompton Capital Advisors Inc. The Fund also pays to the Manager a service fee equal to 0.30% per annum of the net asset value of the Fund. The service fee is in turn paid by the Manager to investment dealers based on the proportionate number of units held by clients of such dealers at the end of each calendar quarter.

6. INVESTMENT TRANSACTIONS

Investment transactions for the three months ended March 31 were as follows:

	2005	2004
Proceeds from sale of investments	$ —	$ —
Less cost of investments sold:		
Investments at cost, beginning of period	416,603,422	—
Investments purchased during the period	17,347	—
Investments at cost, end of period	(416,620,769)	—
Cost of investments sold during the period	—	—
Net realized gain (loss) on sale of investments	$ —	$ —

7. LOANS PAYABLE

Pursuant to an agreement with a Canadian chartered bank, the Fund has a 364-day renewable revolving credit facility and a term credit facility. The revolving credit facility provides for maximum borrowings of $9.0 million at either the prime rate of interest or the bankers' acceptance rate plus a fixed percentage. At March 31, 2005, the Fund had $2.25 million outstanding under this facility. The Fund has borrowed the maximum amount of $44.1 million under the term credit facility at a fixed rate of 5.06% until July 18, 2008. The credit facilities are secured by a first-priority security interest over all of the Fund's assets.

Costs incurred to establish the credit facilities are deferred and amortized over the term of the facilities. For the three months ended March 31, 2005, the Fund has recorded amortization of these costs in the amount of $11,575 (2004 – $23,586).

The credit facilities are used by the Fund for the purchase of additional investments and for general Fund purposes.

BUSINESS TRUST

EQUAL WEIGHT INCOME FUND

BWI

The Fund

Business Trust Equal Weight Income Fund is a closed-end investment trust that is listed on the Toronto Stock Exchange under the symbol BWI.UN. The Fund is designed to provide investors with high monthly cash distributions by passively investing on an equally weighted basis in a diversified portfolio of business trusts. It invests in those business trusts that have a float capitalization over $150 million at the time of investment, pay a regular distribution and are listed on the TSX. The Fund is rebalanced on a quarterly basis. The Fund's passive investment strategy allows for a very low cost method of investing in the attractive income trust asset class. The Fund is RRSP, DPSP, RRIF and RESP eligible and does not constitute foreign property for such plans.

Management's Discussion and Analysis

The following information provides an analysis of the operations and financial position of the Fund and it should be read in conjunction with the financial statements and accompanying notes.

Distributions

During the three months ended March 31, 2005, the Fund distributed $0.243 per unit, which included $0.085 in January, $0.08 in February and $0.078 in March. The January distribution was higher primarily due to special year-end distributions received by the Fund from its investment holdings.

Approximately 15% of the 2004 distributions were classified as a return of capital for tax purposes. Since inception, the Fund has generated significant capital appreciation from its investments. As the Fund realizes capital gains, the return of capital component of the Fund's distributions will be replaced by capital gains. Based on information available at the time of writing, including capital gains of $2.6 million realized during the first quarter of 2005, it is expected that return of capital may be lower than amounts reported in 2004.

The Fund has a distribution reinvestment plan which allows participating unitholders to automatically reinvest monthly distributions in additional units of the Fund. For the period ended March 31, 2005, 4,589 units were acquired in the market at an average price of $12.11 per unit.

Investment Portfolio

As of March 31, 2005, the Fund's investments included a total of 58 business trusts, which is a net increase of ten issuers from the end of 2004. Nine issuers were added to the portfolio and one was removed during the first quarter rebalancing. The investments that were added were Badger Income Fund, Peak Energy Services Trust, The Data Group Income Fund, Centreplate Inc., Medical Facilities Corporation, Otelco Inc., Gienow Windows & Doors Income Fund, Terravest Income Fund and Student Transportation of America Ltd. Heating Oil Partners Income Fund was removed from the portfolio as it was not currently paying a distribution. In addition, during the quarter, the Fund acquired investments in FMF Capital Group Ltd. and Spinrite Income Fund upon their initial public offerings. At the time of the last rebalancing, each investment represented 1.8% of the market value of the portfolio, providing diversification both by issuer and industry. The breakdown of the portfolio is shown in the accompanying pie chart, and a detailed listing of the Fund's security holdings is provided in the financial statements.

During the first quarter, the income trust market as a whole experienced volatility but still ended the quarter with a small gain. The S&P/TSX Capped Income Trust Index, excluding distributions from underlying income trusts, rose by 2.4% in the three months ended March 31, 2005. Energy trusts showed strong performance during the quarter (the S&P/TSX Capped Energy Trust Index increased by 6.1%), while business trusts declined on average during the period.

Due to the weakness in the business trust sector of the income trust market during the quarter, the Fund recorded net losses (realized and unrealized) of $1.2 million as detailed in the table below. Notwithstanding these losses, the Fund's portfolio has cumulative unrealized gains of $10.5 million from inception of the Fund to March 31, 2005.



24%
3%
16%
37%
5%
10%
5%

First Quarter 2005 Net Gains (Losses) by Sector (millions)	Realized	Unrealized	Total
Commercial	$ 0.7	$ (0.9)	$ (0.2)
Consumer	—	(1.2)	(1.2)
Forest products	0.1	(0.2)	(0.1)
Manufacturing	0.2	(0.4)	(0.2)
Mining	0.6	(0.2)	0.4
Retail	0.2	(0.3)	(0.1)
Transportation and storage	0.8	(0.6)	0.2
Total	$ 2.6	$ (3.8)	$ (1.2)

Net Asset Value

During the quarter ended March 31, 2005, the net asset value of the Fund decreased by $0.25 per unit or 2.0% to $11.99 per unit, broken down as follows:

	Per Unit
Net investment income	$ 0.22
Realized gains on investments	0.50
Decrease in unrealized gains on investments	(0.73)
Results of operations	(0.01)
Less: distributions	(0.24)
Decrease in net asset value	$ (0.25)

Net Asset Value Since Inception



$13.00
$12.00
$11.00
$10.00
$9.00
Oct 03
Jan 04
Jan 05
Mar 05

Liquidity and Capital Resources

As of March 31, 2005, the Fund had borrowings of $7.3 million under its credit facilities, which represented 10.6% of total assets. The interest rate on $5.4 million of the credit facilities has been fixed at 5.34% until October 2008 to reduce the Fund's exposure to rising interest rates over the term. The remaining $1.9 million was borrowed under a 364-day revolving credit facility at the prime rate of interest and was used to acquire investments in Spinrite Income Fund and FMF Capital Group Ltd. on their initial public offerings. The borrowings have been used principally to invest in additional portfolio investments to increase the overall distributions paid by the Fund.

To provide liquidity, units of the Fund are listed on the TSX under the symbol BWI.UN. The Fund's normal course issuer bid allows it to purchase its units on the TSX when they trade below net asset value. In such situations, purchases under the issuer bid are accretive to the net asset value of the Fund. A total of 22,500 units were purchased during the quarter under this bid at an average price of $11.81 per unit.

Unitholders may redeem units of the Fund on the second last business day of October of each year at the then current net asset value. When determining the net asset value for redemption purposes, the securities in the portfolio that are listed or traded on a stock exchange are valued by taking the weighted average trading price of the securities for the last three days of the month in which the redemption occurs.

Management Expense Ratio

The Fund has a very low management fee at 0.45% of net asset value per annum. When this fee is combined with the 0.30% service fee that is paid to investment dealers and the general and administrative expenses of the Fund, the management expense ratio for the quarter was 1.08% based on net assets and 0.97% based on total assets.

Outlook

The Fund's principal objectives are to provide investors with high monthly distributions by investing in an equally weighted, diversified portfolio of business income trusts and to receive the benefits of low management fees and the opportunity for capital appreciation. The Fund has exceeded these objectives since inception, particularly when considering the substantial cumulative gains in net asset value that it has achieved. Concerns regarding rising interest rates have contributed to recent weakness in the trading prices of income products, much like what was experienced at this time in 2004. The trading price of the Fund's units has been affected and the net asset value has declined slightly over the quarter – down 2.0%. However, as discussed earlier, the Fund's distributable cash flow remains strong and over the longer term we expect this will support prices and values.

Respectfully submitted on behalf of the Board,



Raymond R. Pether
President and Chief Executive Officer
Brompton Business Trust Management Limited
May 12, 2005



Mark A. Caranci
Chief Financial Officer
Brompton Business Trust Management Limited

This quarterly report contains forward-looking information which involves known and unknown risks, uncertainties and other factors which may cause actual results to be materially different than the results expressed or implied by such forward-looking information. In evaluating the forward-looking information contained herein, readers should consider various factors, including those described in the Fund's prospectus and other documents filed with regulatory authorities. The Fund is not obligated to update or revise the forward-looking information contained herein to reflect new events or circumstances.

Investment Highlights

	March 31, 2005	Dec. 31, 2004	Sept. 30, 2004	June 30, 2004	March 31, 2004
Net asset value per unit	$ 11.99	$ 12.24	$ 11.12	$ 10.79	$ 10.44
Quarterly distributions per unit	$ 0.243	$ 0.430	$ 0.238	$ 0.231	$ 0.224
Market price per unit	$ 11.40	$ 12.10	$ 11.27	$ 10.90	$ 10.40
Total assets (millions)	$ 69	$ 70	$ 64	$ 62	$ 61

Statements of Net Assets (Unaudited)

	March 31, 2005	Dec. 31, 2004
Assets		
Investments, at market value (cost 2005 – $57,977,078; 2004 – $54,664,080)	$ 68,500,300	$ 68,922,663
Cash and short-term investments	70,445	197,750
Distributions receivable	479,707	536,711
Deferred financing costs (note 7)	24,822	27,122
Total assets	69,075,274	69,684,246
Liabilities		
Accounts payable and accrued liabilities	157,420	143,849
Distributions payable to unitholders (note 4)	398,324	1,409,488
Loans payable (note 7)	7,300,000	5,400,000
Total liabilities	7,855,744	6,953,337
Unitholders' equity		
Unitholders' capital	48,010,232	48,174,173
Retained earnings	13,209,298	14,556,736
Net assets representing unitholders' equity	61,219,530	62,730,909
Units outstanding (note 3)	5,106,719	5,125,412
Net asset value per unit	$ 11.99	$ 12.24

Statements of Operations and Retained Earnings (Unaudited)

For the three months ended March 31	2005	2004
Income		
Distributions from income funds (net of withholding taxes of $6,142; 2004 – nil)	$ 1,360,969	$ 1,316,979
Interest income	82	240
	1,361,051	1,317,219
Expenses		
Management fee (note 5)	76,352	68,023
Service fee (note 5)	45,972	42,395
General and administrative	46,832	53,610
Interest and bank charges (note 7)	85,705	83,456
	254,861	247,484
Net investment income	1,106,190	1,069,735
Net realized gain on sale of investments (note 6)	2,579,963	1,437,283
Net change in unrealized gain on investments	(3,735,361)	3,122,294
Results of operations	$ (49,208)	$ 5,629,312
Retained earnings, beginning of period	14,556,736	5,522,466
Excess of stated value paid on repurchase of units	(54,145)	(10,728)
Distributions to unitholders	(1,244,085)	(1,185,423)
Retained earnings, end of period	13,209,298	9,955,627
Results of operations per unit[1]	$ (0.01)	$ 1.09

[1] Based on the weighted average number of units outstanding for the period (note 3).

The accompanying notes are an integral part of these financial statements.

Statements of Cash Flows (Unaudited)

For the three months ended March 31	2005	2004
Cash flows from operating activities:		
Results of operations	$ (49,208)	$ 5,629,312
Adjustments to reconcile net cash provided by (used in) operations:		
Net realized gain on sale of investments	(2,579,963)	(1,437,283)
Net change in unrealized gain on investments	3,735,361	(3,122,294)
Amortization of deferred financing costs	2,300	7,189
Decrease in distributions receivable	57,004	70,208
Increase (decrease) in accounts payable and accrued liabilities	13,571	(76,116)
Purchase of investments (note 6)	(12,972,316)	(9,383,499)
Proceeds from sale of investments (note 6)	12,239,281	10,583,209
Cash provided by operating activities	$ 446,030	$ 2,270,726
Cash flows from financing activities:		
Proceeds from issuance of units (note 3)	47,589	41,687
Increase (decrease) in loans payable	1,900,000	(950,000)
Deferred financing costs paid	—	(14,909)
Distributions paid to unitholders (note 4)	(2,255,249)	(1,237,197)
Proceeds from distribution reinvestment plan (note 4)	—	491
Repurchase of units (note 3)	(265,675)	(75,391)
Cash used in financing activities	(573,335)	(2,235,319)
Net increase (decrease) in cash	(127,305)	35,407
Cash and short-term investments, beginning of period	197,750	67,392
Cash and short-term investments, end of period	$ 70,445	$ 102,799
Supplemental information:		
Interest paid	$ 80,684	$ 78,657

Statements of Changes in Net Assets (Unaudited)

For the three months ended March 31	2005	2004
Net assets, beginning of period	$ 62,730,909	$ 53,812,777
Operations:		
Results of operations	(49,208)	5,629,312
Unitholder transactions:		
Proceeds from issuance of units (note 3)	47,589	41,687
Distributions to unitholders (note 4)	(1,244,085)	(1,185,423)
Proceeds from distribution reinvestment plan (note 4)	—	491
Repurchase of units (note 3)	(265,675)	(75,391)
	(1,462,171)	(1,218,636)
Net increase (decrease) in net assets	(1,511,379)	4,410,676
Net assets, end of period	$ 61,219,530	$ 58,223,453
Distributions per unit	$ 0.243	$ 0.230

The accompanying notes are an integral part of these financial statements.

Statement of Investments (Unaudited)

As at March 31, 2005		Cost	Market Value	% of Portfolio
No. of Units	**Commercial**			
72,533	Badger Income Fund	$ 1,234,874	$ 1,131,515	
74,595	Bell Nordiq Income Fund	996,638	1,186,060	
47,818	BFI Canada Income Fund	690,658	1,166,281	
53,694	CCS Income Fund	653,486	1,493,230	
65,860	Chemtrade Logistics Income Fund	1,096,564	1,018,196	
89,711	CML Healthcare Income Fund	1,021,330	1,220,070	
93,826	Custom Direct Income Fund	1,024,136	1,261,960	
54,008	Davis + Henderson Income Fund	840,810	1,188,176	
65,000	FMF Capital Group Ltd.	650,000	604,500	
90,883	Home Equity Income Trust	1,296,961	1,246,915	
55,522	Livingston International Income Fund	794,105	1,168,738	
53,583	Newalta Income Fund	712,892	1,219,013	
122,084	Peak Energy Services Trust	1,234,880	1,097,535	
112,517	The Data Group Income Fund	1,234,874	1,181,428	
		13,482,208	16,183,617	23.6%
No. of Units	**Consumer**			
122,000	ACS Media Income Fund	1,214,317	1,183,400	
76,581	Centerplate Inc.	1,234,869	1,187,005	
81,760	Cineplex Galaxy Income Fund	837,254	1,226,400	
146,647	Clearwater Seafoods Income Fund	1,628,233	1,193,707	
63,465	Connors Bros. Income Fund	899,001	1,151,890	
77,633	Consumers' Waterheater Income Fund	986,186	1,152,850	
70,323	Energy Savings Income Fund	868,844	1,156,813	
56,548	Gateway Casinos Income Fund	737,519	1,163,192	
118,296	KCP Income Fund	1,243,468	1,313,086	
91,303	Medical Facilities Corporation	1,234,873	1,228,025	
94,049	Menu Foods Income Fund	1,356,863	1,283,769	
84,347	Movie Distribution Income Fund	846,991	1,070,363	
143,454	Osprey Media Income Fund	1,425,043	1,219,359	
64,066	Otelco Inc.	1,234,872	1,190,987	
86,770	Priszm Canadian Income Fund	926,704	1,253,826	
104,626	ROW Entertainment Income Fund	1,198,799	1,177,043	
39,407	Superior Plus Income Fund	916,249	1,177,087	
88,722	The Brick Group Income Fund	887,220	1,206,619	
112,186	Trinidad Energy Services Income Trust	774,273	1,211,609	
88,731	UE Waterheater Income Fund	956,251	1,197,869	
89,144	Yellow Pages Income Fund	1,045,740	1,187,398	
		22,453,569	25,132,297	36.7%
No. of Units	**Forest Products**			
158,085	SFK Pulp Fund	1,109,322	1,068,655	
76,342	TimberWest Forest Corp.	870,633	1,128,335	
		1,979,955	2,196,990	3.2%
No. of Units	**Manufacturing**			
103,731	Arctic Glacier Income Fund	1,027,109	1,208,466	
109,136	Gienow Windows & Doors Income Fund	1,234,874	1,173,212	
114,765	Great Lakes Carbon Income Fund	1,113,855	1,314,059	
102,813	Hardwoods Distribution Income Fund	1,098,557	1,336,569	
246,458	Rogers Sugar Income Fund	921,294	1,104,132	
102,400	Spinrite Income Fund	1,024,000	1,049,600	
145,057	Sun Gro Horticulture Income Fund	1,089,982	1,176,412	
84,091	Terravest Income Fund	1,234,876	1,035,160	
78,346	Tree Island Wire Income Fund	790,896	1,163,438	
		9,535,443	10,561,048	15.4%
No. of Units	**Mining**			
12,819	Fording Canadian Coal Trust	391,994	1,421,243	
48,082	Labrador Iron Ore Royalty Income Fund	796,127	1,106,367	
96,961	Noranda Income Fund	986,606	1,147,049	
		2,174,727	3,674,659	5.4%
No. of Units	**Retail**			
40,554	North West Company Fund	964,572	1,247,035	
55,773	Parkland Income Fund	996,594	1,198,562	
58,070	Sleep Country Canada Income Fund	712,397	1,222,954	
		2,673,563	3,668,551	5.4%
No. of Units	**Transportation and Storage**			
83,389	Contrans Income Fund	731,616	1,332,556	
67,312	PBB Global Logistics Income Fund	1,280,611	1,120,072	
93,374	Student Transportation of America Ltd.	1,234,871	1,143,832	
67,070	Transforce Income Fund	571,097	1,089,888	
135,121	Versacold Income Fund	1,172,730	1,141,772	
102,034	Westshore Terminals Income Fund	686,688	1,255,018	
		5,677,613	7,083,138	10.3%
	Total	$ 57,977,078	$ 68,500,300	100.0%

The accompanying notes are an integral part of these financial statements.

Notes to the Financial Statements (Unaudited)

March 31, 2005

1. OPERATIONS

Business Trust Equal Weight Income Fund (the "Fund") is a closed-end investment trust created under the laws of the Province of Ontario on September 25, 2003, pursuant to a declaration of trust. Computershare Trust Company of Canada is the Trustee and Brompton Business Trust Management Limited (the "Manager") is responsible for managing the affairs of the Fund. The Manager has retained Brompton Capital Advisors Inc. to acquire the portfolio and to rebalance it on a quarterly basis in accordance with the terms of the declaration of trust. The Fund commenced operations on October 22, 2003.

2. SIGNIFICANT ACCOUNTING POLICIES

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles and should be read in conjunction with the most recent audited financial statements at December 31, 2004. The significant accounting policies used for preparing these unaudited interim financial statements are consistent with those used in preparing the audited annual financial statements.

Certain comparative figures have been reclassified to conform to the current period's presentation of unitholders' capital and retained earnings.

3. UNITS OF THE FUND

The Fund is authorized to issue an unlimited number of transferable, redeemable units of beneficial interest, each of which represents an equal, undivided interest in the net assets of the Fund. Each unit entitles the holder to one vote and to participate equally with respect to any and all distributions made by the Fund. Units may be surrendered for redemption during October of any year, but at least fifteen business days prior to the second last business day of October ("Redemption Date"). Redemption of surrendered units will be effected at net asset value on the Redemption Date of each year and will be settled on or before the tenth business day in November.

The Fund received approval from the Toronto Stock Exchange to undertake a normal course issuer bid program for the period from November 8, 2004 through to November 7, 2005. Pursuant to the issuer bid, the Fund may purchase up to 506,000 of its units for cancellation when the net asset value per unit exceeds its trading price. For the three months ended March 31, 2005, 22,500 units (2004 – 6,900) were purchased for cancellation.

For the three months ended March 31, 2005, the Fund issued 3,807 units (2004 – 3,787) to the Manager in respect of its management fee (see note 5).

The weighted average number of units outstanding for the three months ended March 31, 2005 was 5,124,975 (2004 – 5,155,298).

4. DISTRIBUTIONS PAYABLE TO UNITHOLDERS

Distributions, as declared by the Manager, are made on a monthly basis to unitholders of record on the last business day of each month. The distributions are payable by the tenth business day of the following month. For the three months ended March 31, 2005, the Fund declared total distributions of $0.243 (2004 – $0.230) per unit. Under the Fund's distribution reinvestment plan, unitholders may elect to reinvest monthly distributions in additional units of the Fund which may be issued from treasury or purchased in the open market. For the three months ended March 31, 2005, no units (2004 – 47) were issued from treasury by the Fund.

5. MANAGEMENT AND SERVICE FEES

Pursuant to a management agreement, the Manager provides management and administrative services to the Fund, for which it is paid a management fee equal to 0.45% per annum of the net asset value of the Fund plus applicable taxes. The management fee may be paid in cash or units at the option of the Manager. To the extent that units are issued from treasury for this purpose, they will be issued at the net asset value per unit. During the three months ended March 31, 2005, the entire management fee was paid in units. The Manager is responsible for paying fees to Brompton Capital Advisors Inc. The Fund also pays to the Manager a service fee equal to 0.30% per annum of the net asset value of the Fund. The service fee is in turn paid by the Manager to investment dealers in proportion to the number of units held by clients of each dealer at the end of each calendar quarter.

6. INVESTMENT TRANSACTIONS

Investment transactions for the three months ended March 31 were as follows:

	2005	2004
Proceeds from sale of investments	$ 12,239,281	$ 10,583,209
Less cost of investments sold:		
Investments at cost, beginning of period	54,664,080	54,797,940
Investments purchased during the period	12,972,316	9,383,499
Investments at cost, end of period	(57,977,078)	(55,035,513)
Cost of investments sold during the period	9,659,318	9,145,926
Net realized gain on sale of investments	$ 2,579,963	$ 1,437,283

7. LOANS PAYABLE

Pursuant to an agreement with a Canadian chartered bank, the Fund has a 364-day renewable revolving credit facility and a term credit facility. The revolving credit facility provides for maximum borrowings of $2.8 million at either the prime rate of interest or the bankers' acceptance rate plus a fixed percentage. At March 31, 2005, the Fund had $1.9 million (2004 – $50,000) outstanding under this facility. The Fund has borrowed the maximum amount of $5.4 million under the term credit facility at a fixed rate of 5.34% for a five-year period ending October 23, 2008. The credit facilities are secured by a first-priority security interest over all of the Fund's assets.

Costs incurred to establish the credit facilities are deferred and amortized over the term of the facilities. For the three months ended March 31, 2005, the Fund has recorded amortization of these costs in the amount of $2,300 (2004 – $7,189).

The credit facilities are used by the Fund for the purchase of additional investments and for general Fund purposes.

BROMPTON

EQUITY SPLIT CORP.

The Fund

Brompton Equity Split Corp. is a mutual fund corporation whose Class A and Preferred shares are listed on the Toronto Stock Exchange under the symbols BE and BE.PR.A respectively. The Company invests in a portfolio consisting primarily of Canadian common shares with a market capitalization of at least $500 million at the time of investment. Highstreet Asset Management Inc., the Company's portfolio manager, actively manages the portfolio using its proprietary GVQ+R™ investment strategy to seek out equity investments that offer more attractive growth, value and quality characteristics as compared to the S&P/TSX Capped Composite Index while maintaining market-like risk. Highstreet uses a quantitative investment methodology and rigorous buy and sell discipline to achieve superior long-term returns for its investors. Highstreet also writes covered call options on a portion of the securities held in the portfolio or cash covered put options to generate additional returns when it determines it is in the interest of the Company to do so.

The Company's investment objectives are to provide the Preferred shareholders with fixed cumulative preferential quarterly cash distributions of $0.13125 per Preferred share and to provide the Class A shareholders with regular monthly distributions targeted to be $0.10 per Class A share. At quarter-end, the Company has met both objectives with growth in net asset value in the underlying portfolio. The Preferred and Class A shares are RRSP, DPSP, RRIF or RESP eligible and do not constitute foreign property for such plans.

Management's Discussion and Analysis

The following information provides an analysis of the operations and financial position of the Company and it should be read in conjunction with the financial statements and accompanying notes..

Distributions

During the three month period ended March 31, 2005, the Company distributed $0.30 per Class A share and $0.13125 per Preferred share. Distributions on the Preferred shares for tax purposes are comprised primarily of dividend income with the balance being capital gains, dividends and/or return of capital. Distributions on the Class A shares are comprised of a combination of return of capital and capital gains.

Investment Portfolio

As of March 31, 2005, the Company's investments included a total of 55 Canadian common stocks and 10 US common stocks, which provide diversification by issuer and industry. The breakdown of the portfolio is shown in the accompanying pie chart, and a detailed listing of the Company's security holdings is provided in the financial statements.

Net realized and unrealized gains from the investment portfolio, including options for the quarter, equalled $3.0 million. The table below provides a breakdown of these gains or losses by sector.



22%
18%
9%
32%
9%
3%
7%

First Quarter 2005 Net Gains (Losses) by Sector (millions)	Realized	Unrealized	Total
Financials	$ 0.2	$ —	$ 0.2
Energy and utilities	0.8	2.0	2.8
Materials	(0.2)	0.4	0.2
Consumer	0.4	(0.2)	0.2
Communications & technology	0.1	(0.3)	(0.2)
Industrials	(0.1)	0.1	—
Health care	(1.4)	1.2	(0.2)
Total	$ (0.2)	$ 3.2	$ 3.0

Net Asset Value

During the quarter ended March 31, 2005, the net asset value of the Class A shares increased by $0.48 or 3.4% to $14.53 per unit, broken down as follows:

	Per Unit
Net investment loss	$ (0.14)
Net realized loss on investments and options	(0.05)
Net change in unrealized gain on investments	0.97
Results of operations	0.78
Less: distributions on Class A shares	(0.30)
Increase in net asset value	$ 0.48

Net Asset Value Since Inception



$16.00
$15.00
$14.00
$13.00
$12.00
$11.00
Apr 04
Jan 05
Mar 05

Liquidity

To provide liquidity, shares of the Company are listed on the TSX under the symbols BE for the Class A shares and BE.PR.A for the Preferred shares. In addition, in April of each year, holders of Preferred and Class A shares may request that the Company retract an equal number of Class A shares and Preferred shares at a price equal to the net asset value per share of Class A and Preferred shares. On April 29, 2005, a total of 95,100 units were retracted.

Management Expense Ratio

The Company has a low management fee for an actively managed fund of 1.0% of net asset value per annum. When this fee is combined with the 0.40% service fee that is paid to the investment dealers and the general and administrative expenses of the Company, the management expense ratio for the quarter was 1.64% based on net assets.

Outlook

While we believe in the long-term fundamentals of the equity markets and the investing skills of our portfolio manager, investors are cautioned that net asset values will fluctuate over time. The Company pays out distributions and expenses which in aggregate exceed its dividend revenue, and therefore, relies on future capital appreciation in the portfolio and, to a lesser extent, revenue from writing options, to maintain distributions.

Respectfully submitted on behalf of the Board,

Raymond R. Pether
President and Chief Executive Officer
Brompton Equity Split Corp.
May 12, 2005

Mark A. Caranci
Chief Financial Officer
Brompton Equity Split Corp.

This quarterly report contains forward-looking information which involves known and unknown risks, uncertainties and other factors which may cause actual results to be materially different than the results expressed or implied by such forward-looking information. In evaluating the forward-looking information contained herein, readers should consider various factors, including those described in the Fund's prospectus and other documents filed with regulatory authorities. The Fund is not obligated to update or revise the forward-looking information contained herein to reflect new events or circumstances.

Portfolio Manager's Report

Portfolio Results

Brompton Equity Split Corp. has generated a gross return of 12.1% since inception. This performance, which was generated over a period of just less than one year (April 16, 2004 to March 31, 2005), was 0.4% less than the TSX benchmark return. While the Canadian stocks in the portfolio outperformed the TSX, 8% of the portfolio is invested in US names. The small US portfolio has dampened the positive outperformance that we were able to achieve from the Canadian portfolio. Nonetheless, we remain confident that the addition of US securities to the portfolio will provide diversification and total return benefits to Brompton Equity Split Corp. in the long run.

Canadian Portfolio

Highstreet is committed to our GVQ+R™ quantitative strategy, which ensures that our portfolio always has strong growth, value and quality characteristic at market-like risk. Over the long-term, we are confident that this strategy will provide strong total returns to our investors. Our Canadian Equity Fund, which uses this same strategy, has outperformed the TSX benchmark by 6.2% per annum since inception in October 1998 to March 31, 2005. The four main components of GVQ+R™ are outlined below.

Growth. We believe that earnings growth drives stock prices. Companies that are growing their earnings at a faster rate than the market are likely to be rewarded with a stock price that appreciates faster than the market. Since the inception of Brompton Equity Split Corp., we have continuously maintained an earnings growth rate in excess of the market. While earnings growth rates in the market have declined in recent months, they are still attractive relative to long run historical averages. At the end of March 2005, our portfolio's earnings growth rate was 12.2% while the TSX averaged a 5.5% growth rate.

Value. We do not overpay for earnings growth. We maintain a P/E ratio that is lower than the TSX. Since April 2004, the portfolio has had a lower valuation profile than the market. At the end of March, the price to earnings ratio of the portfolio was 12.9 times versus 15.1 times for the TSX.

Quality. We construct a quality portfolio – a portfolio with sustainable earnings growth. To achieve this goal, we focus on each company's reinvestment rate because it is a strong indicator of future earnings growth. The reinvestment rates of the portfolio and the TSX have been increasing since the inception of the portfolio. At the end of March, the reinvestment rate for the portfolio was 14.6% versus 11.9% for the TSX.

Risk. Our goal is that the risk profile of the portfolio remains within 80% to 120% of the TSX's volatility. Since the portfolio's inception, this has been the case and at the end of March, the portfolio and TSX volatility rates were 10.0% and 9.1%, respectively.

Overall, the Canadian equity portfolio has been managed according to Highstreet's strategy.

Enhancement Strategies

US Equities. We have invested 8% of the total portfolio in the US equity market. The US portfolio has an attractive growth, value and quality profile and complements the Canadian portfolio. As well, it lowers the overall risk level of the Fund.

Options. We have not utilized the covered call option enhancement strategy in the Canadian market. We view the Canadian market as attractive, with solid fundamentals and a low reward for option activity. Although we began the quarter with a covered call overlay position on our US holdings, we did not roll our option positions at the end of the quarter. The strengthening US fundamentals prompted us to hold the securities and earn the reward through expected price appreciation.

HIGHSTREET
ASSET MANAGEMENT INC.

Investment Highlights

	March 31, 2005	Dec. 31, 2004	Sept. 30, 2004	June 30, 2004
Net asset value per Class A share	$ 14.53	$ 14.05	$ 12.82	$ 13.00
Net asset value per Preferred share	$ 10.00	$ 10.00	$ 10.00	$ 10.00
Quarterly distributions per Class A share	$ 0.30	$ 0.30	$ 0.30	$ 0.25
Quarterly distributions per Preferred share	$ 0.13125	$ 0.13125	$ 0.13125	$ 0.06563
Market price per Class A share	$ 13.71	$ 13.35	$ 12.50	$ 13.50
Market price per Preferred share	$ 10.80	$ 10.55	$ 10.38	$ 10.35
Total assets (millions)	$ 84	$ 81	$ 77	$ 78

Statements of Financial Position (Unaudited)

	March 31, 2005	Dec. 31, 2004
Assets		
Investments, at market value (cost 2005 – $71,211,018; 2004 – $72,697,967)	$ 81,356,890	$ 79,607,767
Cash and short-term investments	1,469,715	899,632
Amounts receivable for investments sold	770,813	—
Dividends and interest receivable	141,763	211,939
Total assets	83,739,181	80,719,338
Liabilities		
Accounts payable and accrued liabilities	216,508	148,114
Amounts payable for investments purchased	1,365,888	—
Distributions payable to shareholders (note 5)	475,521	475,521
Preferred shares (note 4)	33,300,000	33,300,000
Total liabilities	35,357,917	33,923,635
Shareholders' equity		
Class J shares (note 3)	100	100
Class A shares (note 3)	45,646,020	45,646,020
Retained earnings	2,735,144	1,149,583
Total shareholders' equity	48,381,264	46,795,703
Liabilities and shareholders' equity	$ 83,739,181	$ 80,719,338
Units outstanding (note 3)	3,330,000	3,330,000
Net asset value per unit	$ 24.53	$ 24.05
Net asset value per Preferred share	$ 10.00	$ 10.00
Net asset value per Class A share	$ 14.53	$ 14.05

The accompanying notes are an integral part of these financial statements.

Statement of Operations and Retained Earnings (Unaudited)

For the three months ended	March 31, 2005
Income	
Dividends (net of withholding taxes of $5,625)	$ 308,368
Interest	1,796
	310,164
Expenses	
Management fee (note 6)	217,499
Service fee (note 6)	50,415
General and administrative	60,471
	328,385
Net investment loss before distributions	(18,221)
Distributions on Preferred shares (note 5)	(437,063)
Net investment loss	(455,284)
Net realized loss on investments and options (note 7)	(191,850)
Net realized loss on foreign currency transactions	(7,790)
Net change in unrealized gain on investments, options and foreign currencies	3,239,485
Results of operations	$ 2,584,561
Retained earnings, beginning of period	1,149,583
Distributions on Class A shares (note 5)	(999,000)
Retained earnings, end of period	$ 2,735,144
Results of operations per Class A share	$ 0.78

Statement of Cash Flows (Unaudited)

For the three months ended	March 31, 2005
Cash flows from operating activities:	
Results of operations	$ 2,584,561
Adjustments to reconcile net cash provided by (used in) operations:	
Net realized loss on investments and options (note 7)	191,850
Net change in unrealized gain on investments and options	(3,236,072)
Decrease in dividends and interest receivable	70,176
Increase in accounts payable and accrued liabilities	68,394
Purchase of investments and options (note 7)	(19,031,996)
Proceeds from sale of investments and options (note 7)	20,922,170
Cash provided by operating activities	1,569,083
Cash flows from financing activities:	
Distributions paid to Class A shareholders (note 5)	(999,000)
Cash used in financing activities	(999,000)
Net increase in cash and short-term investments	570,083
Cash and short-term investments, beginning of period	899,632
Cash and short-term investments, end of period	$ 1,469,715

Statement of Changes in Shareholders' Equity (Unaudited)

For the three months ended	March 31, 2005
Shareholders' equity, beginning of period	$ 46,795,703
Operations:	
Results of operations	2,584,561
Shareholder transactions:	
Distributions to Class A shareholders (note 5)	(999,000)
Net increase in shareholders' equity	1,585,561
Shareholders' equity, end of period	$ 48,381,264

The accompanying notes are an integral part of these financial statements.

Statement of Investments (Unaudited)

As at March 31, 2005		Cost	Market Value	% of Portfolio
No. of Shares	**Financials**			
96,600	Bank of Nova Scotia	$ 3,515,054	$ 3,820,530	
62,750	Manulife Financial Corporation	3,214,341	3,623,812	
44,300	Royal Bank of Canada	2,805,076	3,258,708	
61,300	Toronto Dominion Bank	2,801,214	3,071,130	
54,400	Sun Life Financial Inc.	2,014,310	2,146,080	
30,600	Bank of Montreal	1,659,769	1,719,108	
23,100	Canadian Imperial Bank of Commerce	1,581,364	1,694,616	
25,900	National Bank of Canada	1,221,437	1,356,383	
49,300	Great-West Lifeco Inc.	1,282,232	1,311,380	
38,700	Power Corporation of Canada	1,073,480	1,159,839	
11,200	Wachovia Corporation	690,028	689,846	
20,700	Power Financial Corporation	591,111	663,435	
12,200	Citigroup Inc.	790,506	663,321	
11,200	Industrial Alliance Insurance and Financial Services Inc.	605,248	627,200	
		23,845,170	25,805,388	31.7%
No. of Shares	**Energy and Utilities**			
44,900	Encana Corporation	2,646,488	3,835,807	
35,400	Canadian Natural Resources Limited	1,494,006	2,419,944	
62,000	TransCanada Corporation	1,748,348	1,848,840	
26,500	Enbridge Inc.	1,690,374	1,648,300	
17,300	Precision Drilling Corporation	1,142,492	1,565,650	
23,600	Nexen Inc.	1,322,308	1,562,320	
25,100	Suncor Energy Inc.	928,829	1,223,123	
27,400	Talisman Energy Inc.	863,008	1,134,086	
11,200	ChevronTexaco Corp.	724,706	790,118	
25,800	Ensign Resource Service Group Inc.	605,820	695,310	
7,700	Occidental Petroleum Corporation	605,748	663,008	
36,900	Centurion Energy International Inc.	614,887	568,260	
		14,387,014	17,954,766	22.1%
No. of Shares	**Materials**			
19,600	Potash Corporation of Saskatchewan Inc.	1,161,899	2,079,952	
40,700	Teck Cominco Limited	929,588	1,825,395	
51,900	Methanex Corporation	1,181,213	1,209,789	
23,000	Nova Chemicals Corporation	938,899	1,188,180	
24,100	Inco Limited	1,087,874	1,157,764	
26,611	Falconbridge Limited	870,446	1,154,917	
18,500	Ipsco Inc.	497,384	1,150,145	
24,300	Dofasco Inc.	914,552	866,295	
48,900	Canfor Corporation	737,901	794,136	
34,800	Agrium Inc.	707,432	771,516	
84,500	Aur Resources Inc.	587,520	596,570	
9,500	The Dow Chemical Company	531,630	572,954	
24,500	First Quantum Minerals Limited	606,167	551,495	
16,600	Algoma Steel Inc.	600,754	543,650	
91,100	Sino-Forest Corporation	387,958	325,227	
		11,741,217	14,787,985	18.2%
No. of Shares	**Consumer**			
15,300	Canadian Tire Corporation, Limited	676,052	872,865	
36,600	Rona Inc.	546,987	865,590	
10,500	Magna International Inc.	1,167,109	850,500	
41,800	Telesystem International Wireless Inc.	805,607	772,464	
9,000	Altria Group, Inc.	699,056	712,008	
48,200	CanWest Global Communications Corporation	732,547	708,540	
5,900	George Weston Limited	666,424	644,044	
12,200	Gildan Activewear Inc.	553,758	625,982	
18,400	Quebecor Inc.	589,536	571,320	
31,746	Alimentation Couche-Tard Inc.	479,046	557,142	
9,340	Dorel Industries Inc.	406,664	370,051	
		7,322,786	7,550,506	9.3%
No. of Shares	**Communications and Technology**			
83,600	BCE Inc.	2,336,252	2,528,900	
41,000	TELUS Corporation	1,144,260	1,594,490	
16,100	Research in Motion Limited	1,118,326	1,492,631	
21,000	Cognos Inc.	1,182,487	1,069,110	
6,100	International Business Machines Corporation	756,067	674,391	
		6,537,392	7,359,522	9.0%
No. of Shares	**Industrials**			
37,800	Canadian National Railway Company	2,326,735	2,886,030	
25,500	Canadian Pacific Railway Limited	1,177,358	1,115,625	
18,100	General Electric Company	797,931	789,651	
6,300	3M Company	662,578	653,133	
		4,964,602	5,444,439	6.7%
No. of Shares	**Health Care**			
40,400	Extendicare Inc.	626,542	791,032	
7,900	Johnson & Johnson	651,002	641,902	
33,800	Angiotech Pharmaceuticals Inc.	762,004	630,370	
34,600	Patheon Inc.	373,289	390,980	
		2,412,837	2,454,284	3.0%
	Total	$ 71,211,018	$ 81,356,890	100.0%

The accompanying notes are an integral part of these financial statements.

Notes to the Financial Statements (Unaudited)

March 31, 2005

1. OPERATIONS

Brompton Equity Split Corp. (the "Company") is a mutual fund corporation established under the laws of the Province of Ontario on February 13, 2004. Brompton Equity Split Management Limited (the "Manager") is responsible for managing the affairs of the Company. Highstreet Asset Management Inc. manages the Company's portfolio. The Company commenced operations on April 16, 2004.

2. SIGNIFICANT ACCOUNTING POLICIES

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles and should be read in conjunction with the most recent audited financial statements at December 31, 2004. The significant accounting policies used in preparing these unaudited interim financial statements are consistent with those used in preparing the audited financial statements.

3. SHARE CAPITAL

Class J shares

The Company is authorized to issue an unlimited number of Class J shares.

On February 19, 2004, the Company issued 100 Class J shares to a trust for cash consideration of $100. As of March 31, 2005, 100 Class J shares are outstanding.

Class J shares are not entitled to receive dividends but are entitled to one vote per share. The Class J shares are redeemable and retractable at a price of $1.00 per share. The Class J shares rank subsequent to both the Preferred shares and the Class A shares with respect to distributions on the dissolution, liquidation or winding-up of the Company.

Class A shares

The Company is authorized to issue an unlimited number of Class A shares.

On April 16, 2004, the Company completed its initial public offering of 3,200,000 Class A shares at a price of $15.00 per share for proceeds, net of agents' fees and issuance costs, of $43,837,395.

On April 28, 2004, the Company completed the issuance of an additional 130,000 Class A shares at a price of $15.00 per share for proceeds, net of agents' fees, of $1,808,625. The issuance of these additional shares was pursuant to the exercise of the over-allotment option granted to the agents in connection with the initial public offering.

The weighted average number of Class A shares outstanding for the period ended March 31, 2005 was 3,330,000.

The Company intends to pay monthly, non-cumulative distributions to the holders of Class A shares. No distributions will be paid on Class A shares if (i) the distributions payable on the Preferred shares are in arrears, or (ii) after the payment of the distributions by the Company, the net asset value ("NAV") per unit would be less than $15.00. A unit means a notional unit consisting of one Preferred share and one Class A share. The Class A shares rank subsequent to the Preferred shares but in priority to the Class J shares with respect to the payment of distributions and the repayment of capital on the dissolution, liquidation or winding-up of the Company. Each Class A share is entitled to one vote.

All Class A shares outstanding on May 31, 2011 will be redeemed by the Company on that date. The redemption price payable by the Company for a Class A share on that date will be equal to the greater of (i) the NAV per unit less $10.00 and (ii) nil.

Class A shares may be surrendered at any time for retraction by the Company but at least ten business days prior to the second last business day of a month ("Retraction Date"). Holders of Class A shares whose Class A shares are surrendered for retraction will be entitled to receive a price per Class A share equal to 96% of the difference between (i) the NAV per unit determined as of the second last business day of the month ("Retraction Date") and (ii) the cost to the Company of the purchase of a Preferred share for cancellation. If the NAV per unit is less than $10.00, plus any accrued and unpaid distributions on a Preferred share, the retraction price of a Class A share will be nil.

A holder of Class A shares may concurrently retract an equal number of Class A and Preferred shares on the April Retraction Date of each year, commencing on the April 2005 Retraction Date, at a price per unit equal to the NAV per unit on that date. The Class A shares and the Preferred shares must both be surrendered for retraction at least ten business days prior to the April Retraction Date.

4. PREFERRED SHARES

The Company is authorized to issue an unlimited number of Preferred shares.

On April 16, 2004, the Company completed its initial public offering of 3,200,000 Preferred shares at a price of $10.00 per share for proceeds of $32,000,000.

On April 28, 2004, the Company completed the issuance of an additional 130,000 Preferred shares at a price of $10.00 per share for proceeds of $1,300,000. The issuance of these additional shares was pursuant to the exercise of the over-allotment option.

Holders of Preferred shares are entitled to receive fixed, cumulative preferential quarterly cash distributions of $0.13125 per share. The Preferred shares rank in priority to the Class A shares with respect to the payment of distributions and the repayment of capital on the dissolution, liquidation, or winding-up of the Company. Each Preferred share is entitled to one vote.

All Preferred shares outstanding on May 31, 2011 will be redeemed by the Company on that date. The redemption price payable by the Company for a Preferred share will be equal to the lesser of (i) $10.00 plus any accrued and unpaid distributions thereon and (ii) the NAV of the Company on that date divided by the number of Preferred shares then outstanding.

Preferred shares may be surrendered at any time for retraction by the Company but at least ten business days prior to the second last business day of a month ("Retraction Date"). Shareholders whose Preferred shares are retracted will be entitled to receive a price per share equal to 96% of the lesser of (i) the NAV per unit determined as of the relevant Retraction Date less the cost to the Company of the purchase of a Class A share for cancellation, and (ii) $10.00. The cost of the purchase of a Class A share will include the purchase price of the Class A share, commission and other costs, if any, related to the liquidation of any portion of the portfolio required to fund such purchase.

A holder of Preferred shares may also concurrently retract an equal number of Preferred shares and Class A shares on the April Retraction Date of each year, commencing on the April 2005 Retraction Date, at a price per unit equal to the NAV per unit on that date. The Preferred shares and Class A shares must both be surrendered for retraction at least ten business days prior to the April Retraction Date.

The Preferred shares have been presented as liabilities in the financial statements in accordance with Section 3860 of the CICA Handbook.

5. DISTRIBUTIONS PAYABLE TO SHAREHOLDERS

Distributions, as declared by the Manager, are made on a quarterly basis on the Preferred shares and on a monthly basis on the Class A shares. The distributions are payable no later than the tenth business day of the following month.

For the period ended March 31, 2005, the Company declared distributions of $0.13125 per Preferred share and $0.30 per Class A share.

6. MANAGEMENT AND SERVICE FEES

Pursuant to a management agreement, the Manager provides management and administrative services to the Company, for which it is paid a management fee equal to 1.00% per annum of the net asset value of the Company, plus applicable taxes. The Manager is responsible for paying fees to Highstreet Asset Management Inc., the portfolio manager for the Company. These fees are calculated and payable monthly. The Company also pays to the Manager a service fee equal to 0.40% per annum of the net asset value of the Class A shares. The service fee is in turn paid by the Manager to investment dealers in proportion to the number of shares held by clients of each dealer at the end of each calendar quarter.

7. INVESTMENT TRANSACTIONS

Investment transactions for the three months ended March 31, 2005 were as follows:

Proceeds from sale of investments	$ 21,692,983
Less cost of investments and options sold:	
Investments and options at cost, beginning of period	72,697,967
Investments and options purchased during the period	20,397,884
Investments and options at cost, end of period	(71,211,018)
Cost of investments and options sold during the period	21,884,833
Net realized loss on investments and options	$ (191,850)

8. INCOME TAXES

	March 31, 2005
Future income tax assets:	
Losses carried forward	$ 1,335,783
Share issue expenses	1,435,635
Future income tax assets	2,771,418
Future income tax liability:	
Dividends receivable	$ 61,128
Future income tax liability	61,128
Less: valuation allowance	(2,710,290)
Net future income taxes	$ —

As at March 31, 2005, the Company has non-capital and net capital loss carry-forwards for income tax purposes of $2,080,527 (expiry beginning in 2014) and $1,017,299, respectively.

Flaherty & Crumrine
INVESTMENT GRADE
PREFERRED FUND

The Fund

Flaherty & Crumrine Investment Grade Preferred Fund is a closed-end investment trust that is listed on the Toronto Stock Exchange under the symbol FAC.UN. The Fund invests in a portfolio of hybrid preferred securities and various debt instruments of North American issuers with a focus on hybrid preferred securities. All securities purchased by the Fund are rated investment grade at the time of investment. Substantially all of the US dollar foreign exchange exposure of the Fund's portfolio is hedged to the Canadian dollar at all times. Also, under normal market conditions, 100% of the portfolio will be hedged using the "safety net hedge" strategy, which is intended to mitigate the impact of significant interest rate increases on the net asset value of the portfolio, while permitting it to benefit from declines in interest rate.

The units of the Fund have received a rating of P-2(low)f by Standard & Poor's. The Fund is managed by Brompton Preferred Management Limited and the portfolio is actively managed by Flaherty & Crumrine Incorporated, which is headquartered in Pasadena, California.

The Fund's investment objectives are to provide unitholders with a stable stream of monthly distributions equal to $1.75 per annum, to mitigate the impact of significant interest rate increases on the value of the portfolio through the use of the "safety net hedge" and to preserve the net asset value per unit.

Management's Discussion and Analysis

The following information provides an analysis of the operations and financial position of the Fund and it should be read in conjunction with the financial statements and accompanying notes.

Distributions

During the three months ended March 31, 2005, the Fund distributed $0.43749 per unit, representing the target unit distribution rate of $1.75 per annum.

Approximately 31% of the 2004 distributions were classified as a return of capital for tax purposes. At this time, as a result of the significant realized capital gains on the close out of certain forward contracts, it is not expected that any portion of the distributions of the Fund will qualify as a return of capital in 2005.

The Fund has a distribution reinvestment plan which allows participating unitholders to automatically reinvest monthly distributions in additional units of the Fund. During the quarter, a total of 275 units were issued out of treasury at an average price of $24.67 per unit.

Investment Portfolio

As of March 31, 2005, the Fund's investments included a total of 64 hybrid preferred securities and 20 debt securities which are diversified by issuer and industry. All of the securities of the Fund are rated investment grade by at least one rating agency. 96.3% of the portfolio is invested in the banking, finance, insurance and utilities sectors, industries that are subject to regulatory oversight. The breakdown of the portfolio is shown in the accompanying pie chart, and a detailed listing of the Fund's security holdings is provided in the financial statements.

Portfolio Mix



Banking 37%
Financial services 13%
Insurance 18%
Utilities 24%
Telecommunications 4%
Miscellaneous industries 3%
Options 1%

Net Asset Value

During the quarter ended March 31, 2005, the net asset value per unit of the Fund decreased by $0.83 per unit or 3.4% to $23.69 per unit, broken down as follows:

		Per Unit
Net investment income	$	0.34
Net realized loss on investments, options and foreign currency transactions		(0.10)
Net realized gain on forward contracts		2.29
Net change in unrealized loss on investments, options and foreign currency transactions		(0.28)
Net change in unrealized gain on forward contracts		(2.65)
Results of operations		(0.40)
Capital transactions		0.01
Less: distributions		(0.44)
Decrease in net asset value	$	(0.83)

Net Asset Value Since Inception


$25.00
$24.50
$24.00
$23.50
$23.00
May 04
Jan 05
Mar 05

Hedging

The Fund's portfolio is comprised of securities denominated in US dollars. The Fund hedges its foreign currency exposure in two ways: by borrowing in US dollars and by entering into foreign currency forward contracts. Following the initial public offering, the Fund entered into three forward contracts hedging approximately 75% of the portfolio's US dollar exposure. The remaining 25% of the Fund's portfolio is hedged by its US dollar and borrowings. On a regular basis, the total notional amount of these forwards is adjusted to match the Fund's net US dollar exposure. In the period from May 17, 2004 (commencement of operations) to March 31, 2005 the Canadian dollar has appreciated by 6.3% versus the US dollar. This contributed to the significant gains that were realized on the Fund's forward contracts. In particular, the Fund closed out two of its forward contracts which it had entered into following the initial public offering in May 2004 and realized total gains of $16.6 million. These contracts originally had maturity dates in May 2005 and 2006. These gains offset foreign exchange losses on the Fund's US dollar assets and have been reinvested in the portfolio.

Along with the close out of the May 2005 and 2006 forward contracts, the Fund entered into a new 10-year forward contract to hedge two-thirds of its net US dollar exposure. Hedging foreign exchange using a 10-year forward contract preserves the income generating ability of the Fund's portfolio as the contract is not settled until the end of the term. However, the 10-year contract is also more sensitive than shorter term contracts to changes in the differential between US and Canadian long-term interest rates and this will cause fluctuations in the net asset value of the Fund over the term. Changes in interest rates from the start of the 10-year forward contract reduced the net asset value per unit by approximately $0.15 at the end of the quarter. The remaining net exposure was hedged with a shorter term forward contract.

For the three months ended March 31, 2005, the Fund implemented the safety net hedge using various put options on US Treasury bond futures. Losses of $1.1 million were realized on the sale and expiration of options for the three months ended March 31, 2005. The Fund had unrealized gains of $0.4 million on the put options and unrealized losses in the investment portfolio (excluding options), at March 31, 2005 of $13.3 million, resulting from foreign currency transactions which has been offset by gains on the currency forward contracts noted above.

When long-term interest rates decline, the Fund expects to lose money on the safety net hedge. Since the hedge is constructed primarily by purchasing put options on US Treasury bond futures, the Fund's loss on the hedge is limited to the cost of the puts. When long-term interest rates increase the Fund expects to make money in the safety net hedge. Typically, it takes only a 10 to 15 basis point increase in preferred yields to overcome the cost of hedging.

It is important to remember that the safety net hedge will not perfectly protect the Fund against increases in interest rates. To reduce the ongoing cost of hedging, the hedge is typically structured so that unitholders bear some initial risk to the net asset value as interest rates increase. In addition, the Fund's preferred securities may not track perfectly with the hedge instrument as interest rates change. However, even if the hedge results are less than perfect, any gains realized on the hedge may permit the Fund to increase its distribution rate if interest rates rise significantly because the gains can be invested in additional preferred securities.

Liquidity and Capital Resources

As of March 31, 2005, the Fund had borrowings of $50.5 million (US$41.7 million) under its revolving credit facility, which represented 21.8% of total assets. These borrowings are on a floating rate basis priced against LIBOR. The borrowings have been used to invest in additional portfolio investments to enhance the distributions paid by the Fund.

To provide liquidity, the Fund's units are listed on the TSX under the symbol FAC.UN. The Fund's normal course issuer bid allows it to purchase its units on the TSX when they trade below net asset value. As a result, purchases under the issuer bid are accretive to the net asset value of the Fund. No units were purchased during the period ended March 31, 2005.

Unitholders may redeem units of the Fund on the second last business day of May of each year at the then current net asset value, commencing in 2005.

Management Expense Ratio

The Fund has a low management fee for an actively managed fund of 1.00% of net asset value per annum. When this fee is combined with the 0.30% service fee that is paid to investment dealers and the general and administrative expenses of the Fund, the management expense ratio for the quarter was 1.53% based on net assets and 1.18% based on total assets.

Outlook

While we believe in the long-term fundamentals of the investment strategy and the skill of our portfolio manager, investors are cautioned that net asset values will fluctuate over time, particularly with movements in long-term interest rates.

Respectfully submitted on behalf of the Board,

Raymond R. Pether	Mark A. Caranci
President and Chief Executive Officer	*Chief Financial Officer*
Brompton Preferred Management Limited	*Brompton Preferred Management Limited*
May 12, 2005	

This quarterly report contains forward-looking information which involves known and unknown risks, uncertainties and other factors which may cause actual results to be materially different than the results expressed or implied by such forward-looking information. In evaluating the forward-looking information contained herein, readers should consider various factors, including those described in the Fund's prospectus and other documents filed with regulatory authorities. The Fund is not obligated to update or revise the forward-looking information contained herein to reflect new events or circumstances.

Portfolio Manager's Report

From its inception on May 17, 2004 through March 31, 2005, the Flaherty & Crumrine Investment Grade Preferred Fund ("FAC.UN") has earned a total return on net asset value ("NAV") of +6.8%. This cumulative result includes the first quarter of 2005, when conditions for the Fund were more difficult and its total return on NAV was -1.6%.

The value of the Fund's portfolio of preferred securities and corporate bonds declined slightly during the first quarter. In addition, decline in the value of the Fund's interest rate and currency hedges further hurt returns. In hindsight, since the inception of the Fund, the interest rate hedges have proved an "unnecessary" drag on investment results (although the currency hedges have proven extremely valuable). However, our philosophy continues to be – never try to "time" the hedge against increases in long-term interest rates or changes in the relationship between Canadian and US dollar; keep the hedges in place 100% of the time.

It is important to remember that the Fund's interest rate hedges are designed to mitigate the impact of significant increases in *long-term* interest rates on the Fund's NAV. However, as the chart below indicates, since the Fund's inception, only *short-term* interest rates have increased, while long-term rates have actually declined!

Typically, rising short-term interest rates are accompanied by rising long-term rates as, historically, long-term interest rates have never fallen during the early stages of tightening by the US Federal Reserve. While we do not expect the current conditions to persist for long, they have presented some challenges to our management of the Fund and at some point may adversely affect its distribution rate.

US Treasury Yield Curves



5.5
4.5
3.5
2.5
1.5
0.5
Yield to Maturity %
March 31, 2005
May 17, 2004
0
5
10
15
20
25
30
Years to Maturity

The Fund's interest-rate hedging strategy impacts the Fund in two important ways – helping stabilize NAV and protecting income. Recall that our hedging strategy is analogous to an insurance policy. We make regular "premium" payments to buy protection (in our case, we normally purchase put options on US Treasury bond futures). In order to keep the cost of these premium payments down, we typically structure the hedge with a "deductible," meaning some portion of the loss must be absorbed by the Fund before we can collect on the policy (for those familiar with options, we are primarily purchasing *out-of-the-money* contracts). When long-term interest rates go up significantly, the Fund "collects" on the insurance in the form of gains on the hedge positions. If these rates are stable or falling, the Fund is simply out the cost of the insurance.

When long-term interest rates increase, the first impact of the hedging strategy is on the NAV. The value of the securities portfolio will decline, but the value of the hedge positions should increase. These two effects are designed to offset one another to some degree and help stabilize the NAV.

However, an interest rate hedge does not provide protection against adverse changes in the spread relationship between the US Treasury bonds and the securities in the portfolio, as their price changes are not perfectly correlated. If our investment portfolio underperforms Treasuries, as they modestly did during the first quarter, the NAV may decline. The relationship between preferreds, corporates and Treasuries is mainly driven by perceptions of corporate credit quality. While there was a bit of a "hiccup" last quarter due to problems in the automobile sector, we believe the general trend in preferred and debt credit quality continues to be positive.

The second important impact is on the income available to the Fund's Unitholders. When long-term interest rates rise significantly, a portion of the hedge gains can be invested in additional securities, which in turn increase the Fund's income and help keep the Fund's distributions relatively stable.

If only short-term interest rates increase, however, the Fund may experience some pressure on income available to unitholders as the amount the Fund must pay on its leverage in the form of short-term bank borrowings increases. Without increases in long-term rates, the Fund's hedges do not enable us to reap the gains and purchase more income producing securities to mitigate the rising cost of leverage.

Over the longer term, a "flatter" yield curve (as measured by the difference in short and long-term interest rates) is not a bad thing for the Fund. Obviously, the Fund's leverage expense will go up, but, at the same time, the cost of the Fund's hedging strategy should go down. This effect can be significant since the leverage only comprises approximately 22% of the Fund's total assets, while the entire portfolio is hedged. The impact of the higher leverage occurs almost immediately, while the benefits of lower hedging costs take a bit longer to impact the Fund's income. We don't attempt to hedge short-term interest rates and its impact on the Fund's cost of leverage. Doing so typically is very expensive, and, over the long run, the impact of changes in short-term rates on both the cost of leverage and the cost of hedging tend to offset each other.

As we have discussed with unitholders in the past, we are pleased with the success in getting the Fund fully invested and in achieving the anticipated distribution yield in an environment of declining long-term interest rates. Further information on the specific holdings in the Fund can be found by visiting a website maintained by Flaherty & Crumrine, www.preferredstockguide.com and using the "search" function.

Flaherty & Crumrine Incorporated

Investment Highlights

	March 31, 2005	Dec. 31, 2004	Sept. 30, 2004	June 30, 2004
Net asset value per unit	$ 23.69	$ 24.52	$ 24.40	$ 23.54
Quarterly distributions per unit	$ 0.43749	$ 0.43749	$ 0.43749	$ 0.14583
Market price per unit	$ 24.90	$ 25.55	$ 26.39	$ 25.85
Total assets (millions)	$ 232	$ 233	$ 247	$ 241

Statements of Net Assets (Unaudited)

	March 31, 2005	Dec. 31, 2004
Assets		
Investments, at market value (cost 2005 – $226,434,852; 2004 – $220,989,277)	$ 213,520,708	$ 209,642,781
Cash and short-term investments	14,176,528	2,484,003
Dividends and interest receivable	2,891,315	1,996,895
Amounts receivable for investments sold	1,336,583	—
Unrealized gain (loss) on forward contracts (note 7)	(364,298)	19,308,673
Deferred financing costs (note 8)	10,719	32,155
Total assets	231,571,555	233,464,507
Liabilities		
Accounts payable and accrued liabilities	476,648	544,386
Distributions payable to unitholders (note 4)	1,082,233	1,081,560
Amounts payable for investments purchased	3,771,209	—
Loans payable (note 8)	50,450,668	49,962,857
Total liabilities	55,780,758	51,588,803
Unitholders' equity		
Unitholders' capital	174,801,920	174,688,404
Retained earnings	988,877	7,187,300
Net assets representing unitholders' equity	$ 175,790,797	$ 181,875,704
Units outstanding (note 3)	7,421,194	7,416,581
Net asset value per unit	$ 23.69	$ 24.52

Statement of Operations and Retained Earnings (Unaudited)

For the three months ended	March 31, 2005
Income	
Interest income	$ 2,221,408
Dividends	1,386,967
	3,608,375
Expenses	
Advisor fee (note 5)	296,195
Management fee (note 5)	170,511
Service fee (note 5)	132,070
General and administrative	86,291
Interest and bank charges (note 8)	409,595
	1,094,662
Net investment income	2,513,713
Net realized loss on investments, options, and foreign currency transactions (notes 6 & 8)	(727,624)
Net realized gain on forward contracts (note 7)	16,990,912
Net change in unrealized loss on investments, options, and foreign currency transactions (notes 7 and 8)	(2,056,745)
Net change in unrealized gain on forward contracts (note 7)	(19,672,971)
Results of operations	$ (2,952,715)
Retained earnings, beginning of period	$ 7,187,300
Distributions to unitholders	(3,245,708)
Retained earnings, end of period	$ 988,877
Results of operations per unit[1]	$ (0.40)

[1] Based on the weighted average number of units outstanding for the period (note 3).

The accompanying notes are an integral part of these financial statements.

Statement of Cash Flows (Unaudited)

For the three months ended	March 31, 2005
Cash flows from operating activities:	
Results of operations	$ (2,952,715)
Adjustments to reconcile net cash provided by (used in) operations:	
Net realized loss on sale of investments, options and foreign currency transactions	489,147
Net change in unrealized loss on investments, options and foreign currency transactions	2,144,809
Net change in unrealized loss on foreign currency forward contracts	19,672,971
Amortization of deferred financing costs	21,436
Increase in dividends and interest receivable	(894,420)
Decrease in accounts payable and accrued liabilities	(67,738)
Purchase of investments (note 6)	(17,282,846)
Proceeds from sale of investments (note 6)	13,693,708
Cash provided by operating activities	14,824,352
Cash flows from financing activities:	
Proceeds from issuance of units (note 3)	106,733
Decrease in loans payable	(308)
Distributions paid to unitholders	(3,245,035)
Proceeds from distribution reinvestment plan (note 4)	6,783
Cash used in financing activities	(3,131,827)
Net increase in cash and short-term investments	11,692,525
Cash and short-term investments, beginning of period	2,484,003
Cash and short-term investments, end of period	$ 14,176,528
Supplemental information:	
Interest paid	$ 484,960

Statement of Changes in Net Assets (Unaudited)

For the three months ended	March 31, 2005
Net assets, beginning of period	$ 181,875,704
Operations:	
Results of operations	(2,952,715)
Unitholder transactions:	
Proceeds from issuance of units, net (note 3)	106,733
Distributions to unitholders (note 4)	(3,245,708)
Proceeds from distribution reinvestment plan (note 4)	6,783
	(3,132,192)
Net decrease in net assets	(6,084,907)
Net assets, end of period	$ 175,790,797
Distributions per unit	$ 0.43749

The accompanying notes are an integral part of these financial statements.

Statement of Investments (Unaudited)

As at March 31, 2005

Shares/Par Value $US	Preferred Securities	Cost (USD)	Cost (CDN)	Market Value (USD)	Market Value (CDN)	% of Portfolio
	Banking					
$ 750,000	Astoria Capital Trust I, *9.75% November 1, 2029 Capital Security, Series B*	$ 920,908	$ 1,138,592	$ 930,557	$ 1,125,832	
32,600	BAC Capital Trust I, *7% Pfd.*	821,060	1,118,515	837,820	1,013,635	
22,600	BAC Capital Trust II, *7% Pfd.*	574,424	768,015	583,758	706,259	
65,000	Bank One Capital Trust VI, *7.2% Pfd.*	1,649,168	2,263,650	1,683,500	2,036,779	
$ 1,800,000	BankAmerica Institutional – BAC, *7.7% December 31, 2026*	1,921,086	2,607,974	1,944,524	2,352,579	
$ 137,000	BankAmerica Corp., *8% December 15, 2026 Capital Security*	149,330	184,892	149,307	180,639	
$ 500,000	BankBoston Capital Trust II, *7.75% December 15, 2026*	520,015	724,255	542,001	655,738	
40,000	BankWest Capital I, *9.5% December 1, 2030 QUIPS*	1,085,000	1,485,528	1,044,000	1,263,081	
$ 1,450,000	Barnett Capital Trust I, *8.06% December 1, 2026 Capital Security*	1,568,175	1,901,717	1,572,848	1,902,907	
13,500	BNY Capital IV, *6.875% Pfd., Series E*	339,250	438,377	340,065	411,427	
$ 4,170,000	Chase Capital I, *7.67% Series A December 1, 2026 Capital Security*	4,461,757	5,798,147	4,492,906	5,435,734	
12,473	Citigroup Capital VIII, *6.95% Pfd.*	311,201	428,121	319,309	386,315	
13,500	Citigroup Capital X, *6.10% Pfd.*	301,050	416,442	332,775	402,607	
24,900	Comerica (Imperial) Capital Trust I, *7.60% Pfd.*	634,455	877,503	638,685	772,712	
$ 2,500,000	Dime Capital Trust I, *9.33% Series A May 6, 2027 Capital Security*	2,870,050	3,803,406	2,830,269	3,424,196	
$ 1,500,000	First Midwest Capital Trust I, *6.95% December 1, 2033 Capital Security*	1,606,110	2,041,034	1,641,024	1,985,391	
$ 2,500,000	First Union Institutional Capital I, *8.04% December 1, 2026 Capital Security*	2,690,250	3,721,418	2,730,963	3,304,050	
$ 1,000,000	Great Western Finance Trust II, *8.206% February 1, 2027 Capital Security, Series A*	1,078,800	1,312,361	1,087,512	1,315,725	
$ 490,000	GreenPoint Capital Trust I, *9.10% June 1, 2027 Capital Security*	559,825	735,161	553,166	669,246	
$ 1,442,000	J.P. Morgan Capital Trust I, *7.54% January 15, 2027 Capital Security*	1,507,250	2,052,804	1,555,125	1,881,465	
92,500	J.P. Morgan Capital Trust XI, *5.875% Pfd.*	2,029,925	2,723,675	2,178,375	2,635,503	
90,000	J.P. Morgan Capital Trust XIV, *6.20% Pfd.*	2,247,087	2,867,156	2,235,600	2,704,737	
10,000	J.P. Morgan Chase Capital Trust X, *7% Pfd.*	250,600	344,037	258,000	312,141	
19,900	National Commerce Capital Trust II, *7.70%*	514,067	699,213	517,599	626,216	
$ 5,000,000	NB Capital Trust IV, *8.25% April 15, 2027 Capital Security*	5,559,500	6,575,244	5,530,726	6,691,339	
$ 3,000,000	North Fork Capital Trust I, *8.7% December 15, 2026 Capital Security*	3,317,850	4,420,205	3,316,552	4,012,524	
$ 3,375,000	Republic New York Capital II, *7.53% December 4, 2026 Capital Security*	3,650,335	4,318,201	3,643,442	4,408,011	
10,900	Royal Bank of Scotland Plc, *7.85% Pfd., Series K*	284,490	390,563	281,765	340,893	
$ 2,000,000	Sun Trust Capital II, *7.9% June 15, 2027 Capital Security*	2,230,500	2,801,749	2,203,225	2,665,567	
11,100	Sun Trust Capital IV, *7.125% Pfd.*	282,273	387,898	282,606	341,910	
$ 5,033,000	UNB Capital Capital Trust I, *10.01% March 15, 2027*	5,831,586	7,437,014	5,760,200	6,968,968	
24,700	USB Capital III, *7.75% Pfd.*	632,598	869,120	643,435	778,459	
15,700	USB Capital IV, *7.35% Pfd.*	396,111	544,932	408,985	494,810	
22,100	USB Capital V, *7.25% Pfd.*	562,904	769,587	565,760	684,484	
30,000	VNB Capital Trust I, *7.75% Pfd.*	768,900	1,045,980	776,400	939,326	
$ 1,375,000	Wachovia Capital Trust I, *7.64% January 15, 2027 Capital Security*	1,497,389	1,876,521	1,495,030	1,808,759	
$ 1,180,000	Wachovia Capital Trust V, *7.965% June 1, 2027 Capital Security*	1,312,479	1,600,701	1,301,302	1,574,378	
56,050	Wells Fargo Capital Trust VII, *5.85% Pfd.*	1,241,507	1,685,411	1,355,289	1,639,694	
$ 3,000,000	Zions Institutional Capital Trust A, *8.536%, December 15, 2026*	3,286,710	4,467,156	3,298,840	3,991,096	
		61,465,975	79,642,275	61,863,245	74,845,132	35.0%
	Financial Services					
14,400	Bear Stearns Capital Trust III, *7.8% Pfd.*	378,000	517,539	374,112	452,619	
45,000	Lehman Capital Trust IV, *6.375% Pfd. Series L*	1,001,250	1,385,027	1,107,450	1,339,846	
5,700	Merrill Lynch Capital Trust II, *8%*	152,760	185,099	150,936	182,610	
20,000	Merrill Lynch Capital Trust III, *7%*	507,600	699,097	514,000	621,862	
44,300	Merrill Lynch Capital Trust IV, *7.12%*	1,147,090	1,537,993	1,145,155	1,385,464	
143,100	Merrill Lynch Capital Trust V, *7.28% Series F*	3,697,543	4,881,955	3,756,375	4,544,643	
60,000	Morgan Stanley Capital Trust II, *7.25% Pfd.*	1,527,800	2,082,241	1,548,600	1,873,571	
158,000	Morgan Stanley Capital Trust III, *6.25% Pfd.*	3,579,500	4,871,352	3,885,220	4,700,526	
44,655	Morgan Stanley Capital Trust IV, *6.25% Pfd.*	1,069,630	1,374,563	1,099,853	1,330,655	
		13,061,173	17,534,866	13,581,701	16,431,796	7.7%
	Insurance					
54,500	ACE Ltd., *7.80% Pfd., Series C*	1,425,625	1,780,611	1,417,545	1,715,014	
$ 5,000,000	AON Capital Trust A, *8.205% January 1, 2027 Capital Security*	5,552,330	7,375,476	5,718,788	6,918,865	
153,237	Everest Capital Trust II, *6.2% Pfd., Series B*	3,334,092	4,511,027	3,510,660	4,247,365	
100,000	ING Groep NV, *7.20% Pfd.*	2,555,000	3,378,110	2,584,000	3,126,248	
126,600	Renaissancere Holding, *6.08% Pfd., Series C*	2,752,459	3,736,772	2,987,760	3,614,736	
40,000	Renaissancere Holding, *7.30% Pfd., Series B*	1,008,000	1,370,031	1,032,000	1,248,563	
$ 4,100,000	USF&G Capital I, *8.50% December 15, 2045 Capital Security*	4,709,178	6,514,197	5,203,530	6,295,481	
10,780	XL Capital Ltd., *7.625% Pfd., Series B*	278,663	378,300	280,280	339,096	
		21,615,347	29,044,524	22,734,563	27,505,368	12.9%
	Utilities					
$ 3,372,000	COMED Financing II, *8.50% January 15, 2027 Capital Security, Series B*	3,706,657	5,047,609	3,174,762	4,494,299	
$ 1,600,000	Dominion Resources Cap Trust I, *7.83%, December 1, 2027*	1,729,622	2,249,045	1,751,376	2,118,899	
100,000	DTE Energy Trust II, *7.50% Pfd.*	2,475,000	3,358,710	2,640,000	3,193,999	
48,000	Energy East Capital Trust I, *8.25% TOPRS*	1,264,660	1,673,131	1,257,600	1,521,505	
150,000	Florida Power & Light Group Inc, Capital Trust I, *5.875% Pfd.*	3,262,500	4,488,238	3,624,000	4,384,490	
9,500	FPC Capital I, *7.10% Pfd., Series A*	235,125	320,229	239,210	289,408	
21,700	Georgia Power Capital Trust V, *7.125% Pfd.*	548,375	751,759	559,860	677,346	
110,900	Virginia Power Capital Trust, *7.375% July 30, 2042*	2,795,789	3,834,260	2,900,035	3,508,602	
		16,017,728	21,722,981	16,146,843	20,188,548	9.5%
	Total Preferred Securities	$ 112,160,223	$ 147,944,646	$ 114,326,352	$ 138,970,844	65.1%

The accompanying notes are an integral part of these financial statements.

Shares/Par Value $US	Corporate Debt Securities					
	Banking					
116,400	HSBC Finance Corporation, *6.875% January 30, 2033*	$ 2,892,540	$ 4,028,607	$ 3,040,368	$ 3,678,384	1.7%
	Insurance					
5,800	American Financial Group, *7.125% Pfd.*	139,954	189,925	145,464	175,989	
$ 1,000,000	Assurant Inc., *6.75% February 15, 2034 Senior Notes*	1,084,780	1,335,476	1,084,670	1,312,287	
$ 1,500,000	Liberty Mutual Group Inc., *6.5% March 15, 2035*	1,470,765	1,771,323	1,442,553	1,745,270	
$ 4,495,000	OneAmerica Financial Partners, *7% October 15, 2033*	4,524,458	5,945,993	4,972,823	6,016,360	
$ 1,885,000	Western & Southern Financial, *5.75% July 15, 2033*	1,670,694	2,285,179	1,874,204	2,267,502	
		8,890,651	11,527,896	9,519,714	11,517,408	5.4%
	Financial Services					
$ 3,000,000	General Electric Capital Corporation, *6.75% March 15, 2032, Series A*	3,626,310	4,506,804	3,467,267	4,194,867	
$ 7,490,000	General Motors Acceptance Corporation, *8% November 1, 2031, Senior Bonds*	7,509,059	9,662,135	6,528,721	7,898,761	
		11,135,369	14,168,939	9,995,988	12,093,628	5.6%
	Oil & Gas					
5,000	Nexen, Inc., *7.35% Subordinated Notes*	125,500	172,293	129,800	157,038	0.1%
	Telecommunications					
$ 6,500,000	Verizon Maryland Inc., *7.15% May 1, 2023*	6,987,500	8,574,040	7,020,442	8,493,669	4.0%
	Utilities					
$ 5,500,000	Constellation Energy Group, *7.60% April 1, 2032, Senior Notes*	6,423,945	8,167,710	6,522,724	7,891,506	
$ 5,000,000	Duke Capital Corporation, *6.75% February 15, 2032 Capital Security, Senior Notes*	4,731,000	6,471,071	5,397,922	6,530,666	
41,000	Entergy Louisiana, Inc., *7.60% Pfd.*	1,066,000	1,424,016	1,070,100	1,294,658	
157,300	Georgia Power Company, *5.90% April 15, 2033, Senior Notes*	3,515,655	4,883,116	3,858,569	4,668,283	
235,000	Georgia Power Company, *6% October 15, 2033, Senior Notes*	5,860,500	7,768,631	5,922,000	7,164,721	
16,100	Northern States Power Co., *8% July 1, 2042*	423,913	518,358	430,997	521,441	
$ 2,500,000	TXU Corp., *6.55% November 15, 2034, Senior Notes*	2,494,297	3,068,184	2,361,283	2,856,794	
		24,515,310	32,301,086	25,563,595	30,928,069	14.5%
	Miscellaneous Industries					
$ 2,000,000	Disney Enterprises Inc., *7.55% July 15, 2093, Senior Notes*	2,350,580	2,907,442	2,398,427	2,901,732	
63,900	Maytag Corp, *7.875% Pfd.*	1,626,255	2,237,247	1,600,695	1,936,598	
35,435	Walt Disney Co., *7% QUIBS, Pfd.*	923,082	1,198,667	914,223	1,106,071	
		4,899,917	6,343,356	4,913,345	5,944,401	2.8%
	Total Corporate Debt Securities	$ 59,446,787	$ 77,116,217	$ 60,183,252	$ 72,812,597	34.1%
Contracts	Options					
600	June Put Option on June 2005 CBT futures @ 112	679,868	837,442	1,021,875	1,236,314	
500	June Put Option on June 2005 CBT futures @ 110	434,532	536,547	414,062	500,953	
		1,114,400	1,373,989	1,435,937	1,737,267	0.8%
	Total	$ 172,721,410	$ 226,434,852	$ 175,945,541	$ 213,520,708	100.0%

The accompanying notes are an integral part of these financial statements.

Notes to the Financial Statements (Unaudited)

March 31, 2005

1. OPERATIONS

Flaherty & Crumrine Investment Grade Preferred Fund (the "Fund") is a closed-end investment trust created under the laws of the Province of Ontario on April 28, 2004, pursuant to an amended and restated declaration of trust. Brompton Preferred Management Limited is the Trustee and Manager and is responsible for managing the affairs of the Fund. Flaherty & Crumrine Incorporated manages the Fund's portfolio. The Fund commenced operations on May 17, 2004.

2. SIGNIFICANT ACCOUNTING POLICIES

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles and should be read in conjunction with the most recent audited financial statements at December 31, 2004. The significant accounting policies used for preparing these unaudited interim financial statements are consistent with those used in preparing the audited financial statements.

Certain comparative figures have been reclassified to conform to the current period's presentation of unitholders' capital and retained earnings.

3. UNITS OF THE FUND

The Fund is authorized to issue an unlimited number of transferable, redeemable units of beneficial interest, each of which represents an equal, undivided interest in the net assets of the Fund. Each unit entitles the holder to one vote and to participate equally with respect to any and all distributions made by the Fund.

Units may be redeemed during May of any year, between fifteen and forty-five business days prior to the second last business day in May. Unitholders whose units are redeemed will receive a redemption price equal to the net asset value per unit on the redemption date.

Units may also be redeemed at least ten business days prior to the second last business day of each month, except for the month of May. Unitholders whose units are redeemed will receive a redemption price per unit equal to the lesser of (i) 96% of the weighted average trading price of the units for the ten trading days preceding the redemption date and (ii) 100% of the closing market price of the units.

For the three months ended March 31, 2005, the Fund issued 4,338 units to the Manager in respect of its management fee.

The Fund received approval from the Toronto Stock Exchange for a normal course issuer bid for the period from June 2, 2004 through to June 1, 2005. Pursuant to the issuer bid, the Fund may purchase up to 735,000 units for cancellation. The Fund may only repurchase units when the net asset value per unit exceeds its trading price. During the three months ended March 31, 2005, no units were purchased for cancellation.

The weighted average number of units outstanding for the three months ended March 31, 2005 was 7,418,477.

4. DISTRIBUTIONS TO UNITHOLDERS

Distributions, as declared by the Manager, are made on a monthly basis to unitholders of record on the last business day of each month. The distributions are payable by the tenth business day of the following month. For the three months ended March 31, 2005, the Fund declared total distributions of $0.43749 per unit. Under the Fund's distribution reinvestment plan, unitholders may elect to reinvest monthly distributions in additional units of the Fund which may be issued from treasury or purchased in the open market. For the three months ended March 31, 2005, 275 units were issued by the Fund.

5. MANAGEMENT, ADVISOR AND SERVICE FEES

Pursuant to a management agreement, the Manager provides management and administrative services to the Fund, for which it is paid a management fee equal to 0.35% per annum of the net asset value of the Fund, plus applicable taxes. The management fee may be paid in cash or units at the option of the Manager. To the extent that units are issued from treasury for this purpose, they will be issued at the net asset value per unit. For the three months ended March 31, 2005, the entire management fee was paid in units. Flaherty & Crumrine Incorporated, the portfolio manager for the Fund, and Brompton Capital Advisors Inc. are entitled to receive an aggregate fee equal to 0.65% per annum of the net asset value, plus applicable taxes. Both fees are calculated and payable monthly. The Fund also pays to the Manager a service fee equal to 0.30% per annum of the net asset value of the Fund. The service fee is in turn paid by the Manager to the investment dealers in proportion to the number of units held by clients of each dealer at the end of each calendar quarter.

6. INVESTMENT TRANSACTIONS

Investment transactions for the three months ended March 31, 2005 were as follows:

Proceeds from sale of investments and options	$ 15,030,291
Less cost of investments and options sold:	
Investments at cost, beginning of period	220,989,277
Investments purchased during the period	21,054,055
Investments at cost, end of period	(226,434,852)
Cost of investments and options sold during the period	15,608,480
Net realized loss on sale of investments and options	$ (578,189)

7. FOREIGN CURRENCY FORWARD CONTRACTS

The Fund uses foreign currency forward contracts to hedge foreign exchange risks associated with its US dollar investment portfolio. During the three months ended March 31, 2005, the Fund realized gains in the amount of $16,990,912 on the close out of certain contracts. At March 31, 2005, the Fund had entered into the following foreign currency forward contracts with a Canadian chartered bank:

Canadian Dollars Purchased	US Dollars Sold	Delivery Date	Unrealized Gain (Loss)
$ 61,264,213	$ 50,580,000	April 18, 2005	$ 78,104
1,081,446	780,000	May 18, 2005	138,272
1,081,459	780,000	June 20, 2005	138,813
1,023,360	780,000	July 19, 2005	81,202
1,026,090	780,000	August 19, 2005	84,557
1,019,460	780,000	September 20, 2005	78,557
982,020	780,000	October 18, 2005	41,586
942,864	780,000	November 18, 2005	2,921
117,777,000	99,600,000	March 18, 2015	(1,008,310)
$ 186,197,912	$ 155,640,000		$ (364,298)

8. LOANS PAYABLE

Pursuant to an agreement with a Canadian chartered bank, the Fund maintains a 364-day renewable revolving credit facility. The revolving credit facility provides for maximum borrowings of $65.8 million with borrowings in Canadian currency at either the prime rate of interest or the bankers' acceptance rate plus a fixed percentage or in US currency at the LIBOR rate plus a fixed percentage or at a rate based on either US dollar loans made by the Bank of Canada or federal funds transactions by the Federal Reserve Bank of New York. At March 31, 2005, the Fund had a US dollar loan in the amount of $50.5 million (US$41.7 million) outstanding under this facility. During the three months ended March 31, 2005, the Fund realized a foreign exchange gain in the amount of $89,042 on the repayment of borrowings in US dollars, and at March 31, 2005, borrowings in US dollars had an unrealized foreign exchange loss of $320,836. The credit facility is secured by a first-ranking and exclusive charge on all of the Fund's assets.

Costs incurred to establish the credit facility are deferred and amortized over its term. For the three months ended March 31, 2005, the Fund has recorded amortization of these costs in the amounts of $21,436.

The credit facility is used by the Fund for the purchase of additional investments and for general Fund purposes.

BROMPTON

EQUAL WEIGHT OIL & GAS INCOME FUND

The Fund

Brompton Equal Weight Oil & Gas Income Fund is a closed-end investment trust that trades on the Toronto Stock Exchange under the symbol OGF.UN. The Fund's investment objectives are to provide investors with the benefits of high monthly cash distributions and low management fees together with the opportunity for capital appreciation by investing on a passive basis in an equally weighted portfolio of oil and gas income trusts. At the time of investment the portfolio is comprised of an equal dollar amount of each oil and gas income trust listed on the TSX that pays a regular distribution and has a float capitalization of at least $500 million. The portfolio is rebalanced quarterly to include any newly qualifying oil and gas income trusts and to eliminate any oil and gas income trust whose float capitalization falls below $350 million or which otherwise does not qualify for investment. The Fund is RRSP, DPSP, RRIF and RESP eligible and does not constitute foreign property for such plans.

Management's Discussion and Analysis

The following information provides an analysis of the operations and financial position of the Fund and it should be read in conjunction with the financial statements and accompanying notes.

Distributions

During the three months ended March 31, 2005, the Fund distributed $0.305 per unit, which included $0.101 for January and $0.102 for each of February and March. Since inception, the level of distributions has exceeded the Fund's original objectives.

Approximately 39% of the 2004 distributions were classified as a return of capital for tax purposes. Since inception, the Fund has generated significant capital appreciation from its investments. As the Fund realizes capital gains the return of capital component of the Fund's distributions will be replaced by capital gains. Based on information available at the time of writing, including capital gains of $7.6 million realized during the first quarter of 2005, it is expected that return of capital for the year will be lower than amounts reported in 2004.

The Fund has a distribution reinvestment plan which allows participating unitholders to automatically reinvest monthly distributions in additional units of the Fund. For the three months ended March 31, 2005, 11,764 units were issued from treasury pursuant to this plan at an average price per unit of $9.87.

Investment Portfolio

As of March 31, 2005, the Fund's investments included a total of 24 oil and gas income trusts, an increase of four issuers from the end of 2004 which increases diversification in the portfolio. During the quarter the Fund completed its first rebalancing, realizing $7.6 million in capital gains, while adding Crescent Point Energy Trust, Enterra Energy Trust, Esprit Energy Trust, and Ketch Resources Trust to its portfolio. A detailed listing of the Fund's security holdings is provided in the financial statements.

During the first quarter, the value of oil and gas income trusts experienced volatility largely due to the fluctuations of oil prices and concerns over rising interest rates. The volatility was demonstrated in the S&P/TSX Capped Energy Trust Index which steadily increased by 11.3% from December 31, 2004 to mid-February 2005 and then fell by as much as 7.8% in the last week of March. Over the quarter, the index increased by 6.1%, excluding distributions made from the underlying trusts.

The Fund recorded net realized and unrealized gains of $7.6 million and $11.1 million, respectively, during the quarter. The Fund's portfolio had unrealized gains of $14.2 million as at March 31, 2005.

Net Asset Value

During the three months ended March 31, 2005, the net asset value of the Fund increased by $0.44 per unit or 4.6% to $9.97, broken down as follows:

		Per Unit
Net investment income	$	0.30
Net realized gain on sale of investments		0.17
Net change in unrealized gain on investments		0.27
Results of operations		0.74
Capital transactions		0.01
Less: distributions		(0.31)
Increase in net asset value	$	0.44

Net Asset Value Since Inception



$11.00
$10.00
$9.00
Oct 04
Jan 05
Mar 05

Liquidity and Capital Resources

As of March 31, 2005, the Fund had borrowings of $43.6 million under its term credit facility, which represented 9.4% of total assets. The interest rate on these borrowings has been fixed at 4.513% until August 25, 2009 which reduces the Fund's exposure to rising interest rates over its term. In addition to the term credit facility, the Fund has $22.9 million available under a 364-day revolving credit facility, which can be borrowed at the prime rate of interest or at the bankers' acceptance rate plus a fixed percentage. The revolving credit facility may be used for working capital purposes and to invest in public offerings of oil and gas trusts that qualify for inclusion in the portfolio.

To provide liquidity, units of the Fund are listed on the TSX under the symbol OGF.UN. The Fund's normal course issuer bid allows it to purchase units for cancellation when they trade below the net asset value per unit. In such situations, purchases under the issuer bid are accretive to the net asset value of the Fund. During the quarter, 20,000 units were purchased under this bid at an average price of $10.08. In addition, unitholders may redeem units of the Fund on the second last business day of November of each year beginning in 2005 at the then current net asset value. When determining the net asset value for redemption purposes, the securities in the portfolio that are listed or traded on a stock exchange are valued by taking the weighted average trading price of the securities for the last three days of the month in which the redemption occurs.

Management Expense Ratio

The Fund has a very low management fee at 0.45% of net asset value per annum. When this fee is combined with the 0.30% service fee that is paid to investment dealers and the general and administrative expenses of the Fund, the management expense ratio for the quarter was 0.93% based on net assets and 0.83% based on total assets.

Outlook

The Fund's investment objectives are to provide investors with the benefits of high monthly cash distributions and low management fees together with the opportunity for capital appreciation by investing in an equally weighted portfolio of oil and gas income trusts on a passive basis. The Fund has met these objectives over the three month period of operations in 2005. While we continue to believe in the long-term fundamentals of the oil and gas sectors in which the Fund invests, values of the underlying investments and consequently the net asset value of the Fund may fluctuate over time.

Respectfully submitted on behalf of the Board,

Raymond R. Pether
President and Chief Executive Officer
Brompton Energy Trust Management Limited
May 12, 2005

Mark A. Caranci
Chief Financial Officer
Brompton Energy Trust Management Limited

This quarterly report contains forward-looking information which involves known and unknown risks, uncertainties and other factors which may cause actual results to be materially different than the results expressed or implied by such forward-looking information. In evaluating the forward-looking information contained herein, readers should consider various factors, including those described in the Fund's prospectus and other documents filed with regulatory authorities. The Fund is not obligated to update or revise the forward-looking information contained herein to reflect new events or circumstances.

Investment Highlights

	March 31, 2005	Dec. 31, 2004
Net asset value per unit	$ 9.97	$ 9.53
Quarterly distributions per unit	$ 0.305	$ 0.294
Market price per unit	$ 9.85	$ 10.15
Total assets (millions)	$ 465	$ 446

Statements of Net Assets (Unaudited)

	March 31, 2005	Dec. 31, 2004
Assets		
Investments, at market value (cost 2005 – $445,549,121; 2004 – $437,907,177)	$ 459,767,555	$ 441,012,018
Cash and short-term investments	720,773	748,288
Distributions and interest receivable	4,417,028	4,260,060
Deferred financing costs (note 7)	59,451	68,595
Total assets	464,964,807	446,088,961
Liabilities		
Accounts payable and accrued liabilities	689,141	448,403
Distributions payable to unitholders (note 4)	4,260,507	4,216,457
Loans payable (note 7)	43,600,000	43,600,000
Total liabilities	48,549,648	48,264,860
Unitholders' equity		
Unitholders' capital	394,996,143	394,755,038
Retained earnings	21,419,016	3,069,063
Net assets representing unitholders' equity	$ 416,415,159	$ 397,824,101
Units outstanding (note 3)	41,769,674	41,747,101
Net asset value per unit	$ 9.97	$ 9.53

Statement of Operations and Retained Earnings (Unaudited)

For the three months ended	March 31, 2005
Income	
Distributions from income funds	$ 13,808,279
Interest income	2,321
	13,810,600
Expenses	
Management fee (note 5)	508,235
Service fee (note 5)	326,005
General and administrative	129,442
Interest and bank charges (note 7)	502,121
	1,465,803
Net investment income	12,344,797
Net realized gain on sale of investments (note 6)	7,641,849
Net change in unrealized gain on investments	11,113,593
Results of operations	$ 31,100,239
Retained earnings, beginning of period	3,069,063
Excess of stated value paid on repurchase of units	(12,419)
Distributions to unitholders	(12,737,867)
Retained earnings, end of period	21,419,016
Results of operations per unit(1)	$ 0.74

(1) Based on the weighted average number of units outstanding for the period (note 3).

The accompanying notes are an integral part of these financial statements.

Statement of Cash Flows (Unaudited)

For the three months ended	March 31, 2005
Cash flows from operating activities:	
Results of operations	$ 31,100,239
Adjustments to reconcile net cash provided by (used in) operations:	
Net realized gain on sale of investments	(7,641,849)
Net change in unrealized gain on investments	(11,113,593)
Amortization of deferred financing costs	9,144
Increase in distributions and interest receivable	(156,968)
Increase in accounts payable and accrued liabilities	240,738
Purchase of investments (note 6)	(76,977,960)
Proceeds from sale of investments (note 6)	76,977,865
Cash provided by operating activities	12,437,616
Cash flows from financing activities:	
Proceeds from issuance of units (note 3)	314,105
Distributions paid to unitholders (note 4)	(12,693,817)
Proceeds from distribution reinvestment plan (note 4)	116,131
Repurchase of units (note 3)	(201,550)
Cash used in financing activities	(12,465,131)
Net decrease in cash and short-term investments	(27,515)
Cash and short-term investments, beginning of period	748,288
Cash and short-term investments, end of period	$ 720,773
Supplemental information:	
Interest paid	$ 486,960

Statement of Changes in Net Assets (Unaudited)

For the three months ended	March 31, 2005
Net assets, beginning of period	$ 397,824,101
Operations:	
Results of operations	31,100,239
Unitholder transactions:	
Proceeds from issuance of units (note 3)	314,105
Distributions to unitholders (note 4)	(12,737,867)
Proceeds from distribution reinvestment plan (note 4)	116,131
Repurchase of units (note 3)	(201,550)
	(12,509,181)
Net increase in net assets	18,591,058
Net assets, end of period	$ 416,415,159
Distributions per unit	$ 0.305

The accompanying notes are an integral part of these financial statements.

Statement of Investments (Unaudited)

As at March 31, 2005		Cost	Market Value
No. of Units	Oil and Gas		
1,280,594	Acclaim Energy Trust	$ 18,830,264	$ 19,477,835
880,626	Advantage Energy Income Fund	18,915,023	17,128,176
1,632,360	APF Energy Trust	19,478,666	19,588,320
974,255	ARC Energy Trust	16,454,230	17,682,728
1,460,990	Baytex Energy Trust	19,857,185	21,783,361
667,428	Bonavista Energy Trust	17,080,264	20,109,606
965,846	Crescent Point Energy Trust	19,244,482	19,316,920
407,306	Enerplus Resources Fund	16,724,424	17,872,587
774,894	Enterra Energy Trust	19,244,492	18,760,184
1,477,504	Esprit Energy Trust	19,244,490	18,394,925
892,748	Focus Energy Trust	16,379,476	18,569,158
811,863	Harvest Energy Trust	17,771,590	20,053,016
1,285,967	Ketch Resources Trust	19,244,496	16,974,764
1,380,912	NAL Oil & Gas Trust	20,619,819	19,056,586
1,119,141	Paramount Energy Trust	17,935,680	19,305,182
1,018,429	Pengrowth Energy Trust	19,437,742	17,364,214
1,136,233	Petrofund Energy Trust	18,302,369	20,043,150
413,426	Peyto Energy Trust	16,009,589	21,374,124
685,619	PrimeWest Energy Trust	19,053,762	19,876,095
1,377,990	Progress Energy Trust	20,634,449	18,437,506
1,640,164	Provident Energy Trust	18,515,131	19,649,165
846,001	Shiningbank Energy Income Fund	18,895,681	18,180,561
930,582	Vermilion Energy Trust	18,537,631	21,152,129
2,786,543	Viking Energy Royalty Trust	19,138,186	19,617,263
	Total	$ 445,549,121	$ 459,767,555

The accompanying notes are an integral part of these financial statements.

Notes to the Financial Statements (Unaudited)

March 31, 2005

1. OPERATIONS

Brompton Equal Weight Oil & Gas Income Fund (the "Fund") is a closed-end investment trust created under the laws of the Province of Ontario on September 28, 2004, pursuant to a declaration of trust. Computershare Trust Company of Canada is the Trustee and Brompton Energy Trust Management Limited (the "Manager") is responsible for managing the affairs of the Fund. The Manager has retained Brompton Capital Advisors Inc. to acquire the portfolio and to rebalance it on an quarterly basis in accordance with the terms of the declaration of trust. The Fund commenced operations on October 7, 2004.

2. SIGNIFICANT ACCOUNTING POLICIES

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles and should be read in conjunction with the most recent audited financial statements at December 31, 2004. The significant accounting policies used for preparing these unaudited interim financial statements are consistent with those used in preparing the audited annual financial statements.

Certain comparative figures have been reclassified to conform to the current period's presentation of unitholders' capital and retained earnings.

3. UNITS OF THE FUND

The Fund is authorized to issue an unlimited number of transferable, redeemable units of beneficial interest, each of which represents an equal, undivided interest in the net assets of the Fund. Each unit entitles the holder to one vote and to participate equally with respect to any and all distributions made by the Fund. Units may be surrendered for redemption at any time during November of any year, commencing in 2005, but at least twenty business days prior to the second last business day of November ("Redemption Date"). Redemption of surrendered units will be effected at net asset value on the Redemption Date of each year and will be settled on or before the tenth business day in December.

The Fund received approval from the Toronto Stock Exchange for a normal course issuer bid program for the period from November 4, 2004 through to November 3, 2005. Pursuant to the issuer bid, the Fund may purchase up to 4,160,000 of its units for cancellation. The Fund may repurchase units when the net asset value per unit exceeds its trading price. For the three months ended March 31, 2005, 20,000 units were purchased for cancellation.

For the three months ended March 31, 2005, the Fund issued 30,809 units to the Manager in respect of its management fee (see note 5).

The weighted average number of units outstanding for the three months ended March 31, 2005 was 41,762,410.

4. DISTRIBUTIONS PAYABLE TO UNITHOLDERS

Distributions, as declared by the Manager, are made on a monthly basis to unitholders of record on the last business day of each month. The distributions are payable by the tenth business day of the following month. For the three months ended March 31, 2005, the Fund declared total distributions of $0.305 per unit. Pursuant to the Fund's distribution reinvestment plan, unitholders may elect to reinvest monthly distributions in additional units of the Fund which may be issued from treasury or purchased in the open market. For the three months ended March 31, 2005, 11,764 units were issued from treasury by the Fund pursuant to the distribution reinvestment plan.

5. MANAGEMENT AND SERVICE FEES

Pursuant to a management agreement, the Manager provides management and administrative services to the Fund, for which it is paid a management fee equal to 0.45% per annum of the net asset value of the Fund plus applicable taxes. The management fee may be paid in cash or units at the option of the Manager. To the extent that units are issued from treasury for this purpose, they will be issued at the net asset value per unit. During the three months ended March 31, 2005, the entire management fee was paid in units. The Manager is responsible for paying fees to Brompton Capital Advisors Inc. for its services to the Fund. The Fund also pays to the Manager a service fee equal to 0.30% per annum of the net asset value of the Fund. The service fee is in turn paid by the Manager to investment dealers in proportion to the number of units held by clients of each dealer at the end of each calendar quarter.

6. INVESTMENT TRANSACTIONS

Investment transactions for the three months ended March 31, 2005 were as follows:

Proceeds from sale of investments	$ 76,977,865
Less cost of investments sold:	
Investments at cost, beginning of period	437,907,177
Investments purchased during the period	76,977,960
Investments at cost, end of period	(445,549,121)
Cost of investments sold during the period	69,336,016
Net realized gain on sale of investments	$ 7,641,849

7. LOANS PAYABLE

Pursuant to an agreement with a Canadian chartered bank, the Fund has a 364-day renewable revolving credit facility and a term credit facility. The revolving credit facility provides for maximum borrowings of $22.9 million at either the prime rate of interest or the bankers' acceptance rate plus a fixed percentage. There were no drawings under this facility at March 31, 2005. The Fund has borrowed the maximum amount of $43.6 million under the term credit facility at a fixed rate of 4.513% for a five-year period ending August 25, 2009. The credit facilities are secured by a first-priority security interest over all of the Fund's assets.

Costs incurred to establish the credit facilities are deferred and amortized over the term of the facilities. For the three months ended March 31, 2005, the Fund has recorded amortization of these costs in the amount of $9,144.

The credit facilities are used by the Fund for the purchase of additional investments and for general Fund purposes.

Flaherty & Crumrine

INVESTMENT GRADE FIXED INCOME FUND

The Fund

Flaherty & Crumrine Investment Grade Fixed Income Fund is a closed-end investment trust that is listed on the Toronto Stock Exchange under the symbol FFI.UN. The Fund invests in a portfolio of fixed income securities consisting primarily of US dollar denominated corporate debt and hybrid preferred securities of North American issuers. At the time of investment, all of the fixed income securities held in the portfolio are rated investment grade. Initially, the majority of the portfolio consists of debt securities. The portfolio will be actively managed to allocate assets between preferred securities and debt securities in order to enhance the total return by taking advantage of pricing anomalies and market inefficiencies. Substantially all of the US dollar foreign exchange exposure of the Fund's portfolio is hedged to the Canadian dollar at all times. Also, under normal market conditions 100% of the portfolio will be hedged using the "safety net hedge" strategy, which is intended to mitigate the impact of significant interest rate increases on the net asset value of the portfolio, while permitting it to benefit from declines in interest rates.

The units of the Fund have received a rating of P-2f by Standard & Poor's. The Fund is managed by Brompton FFI Management Limited and the portfolio is managed by Flaherty & Crumrine Incorporated, which is headquartered in Pasadena, California.

The Fund's investment objectives are to provide unitholders with a stable stream of monthly distributions equal to $1.625 per annum, to mitigate the impact of significant interest rate increases on the value of the portfolio through the use of the "safety net hedge" and to preserve the net asset value per unit.

Management's Discussion and Analysis

The following information provides an analysis of the operations and financial position of the Fund and it should be read in conjunction with the financial statements and accompanying notes.

Distributions

During the three months ended March 31, 2005, the Fund distributed $0.4062 per unit, representing the target unit distribution rate of $1.625 per annum.

The Fund has a distribution reinvestment plan, which allows participating unitholders to automatically reinvest monthly distributions in additional units of the Fund. During the quarter, a total of 521 units were issued out of treasury at an average price of $24.03.

Investment Portfolio

As of March 31, 2005, the Fund's investments included a total of 32 hybrid preferred securities and 30 debt securities which are diversified by issuer and industry. All of the securities of the Fund are rated investment grade by at least one rating agency. 75.3% of the portfolio is invested in the banking, finance, insurance and utilities sectors, industries that are subject to regulatory oversight. The breakdown of the portfolio is shown in the accompanying pie chart, and a detailed listing of the Fund's security holdings is provided in the financial statements.

Portfolio Mix



Bonds	16%
Banking	19%
Financial services	11%
Insurance	17%
Utilities	18%
Miscellaneous industries	7%
Agency	11%
Options	1%

Net Asset Value

During the period ended March 31, 2005, the net asset value per unit of the Fund increased by $0.30 or 1.3% to $23.53 per unit, broken down as follows:

	Per Unit
Net investment income	$ 0.33
Net realized gain on investments, options, foreign currency transactions *and forward contracts*	0.21
Net change in unrealized gain on investments, options and foreign currency transactions	0.06
Net change in unrealized gain on forward contracts	0.11
Results of operations	0.71
Less: distributions	(0.41)
Increase in net asset value	$ 0.30

Net Asset Value Since Inception



$24.50
$24.00
$23.50
$23.00
Dec 04
Jan 05
Mar 05

Hedging

The Fund's portfolio is comprised of securities denominated in US dollars. As a result, the Fund hedges its foreign currency exposure in two ways: by borrowing in US dollars; and by entering into foreign currency forward contracts. The Fund has entered into a 10-year and a short-term forward contract hedging approximately 66% of the portfolio's US dollar exposure. The remaining 34% of the Fund's portfolio is hedged by its US dollar borrowings. On a regular basis the total notional amount of these forwards is adjusted to match the Fund's net US dollar exposure. During the period from December 15, 2004 (commencement of operations) to March 31, 2005 the Canadian dollar appreciated by 1.1% versus the US dollar, resulting in significant unrealized and realized gains on the Fund's forward contracts. Hedging foreign exchange using a 10-year forward contract preserves the income generating ability of the Fund's portfolio as the contract is not settled until the end of the term. However, the 10-year contract is also more sensitive than shorter term contracts to changes in the differential between US and Canadian long-term interest rates and this will cause fluctuations in the net asset value of the Fund over the term. Changes in interest rates from the start of the 10-year forward contract increased the net asset value per unit by approximately $0.20 at the end of the quarter. These gains offset foreign exchange losses on the Fund's US dollar assets.

For the three months ended March 31, 2005, the Fund implemented the safety net hedge using various put options on US Treasury bond futures. The Fund had unrealized gains of $2.3 million on the put options.

When long-term interest rates decline, the Fund expects to lose money on the safety net hedge. Since the hedge is constructed primarily by purchasing put options on US Treasury bond futures, the Fund's loss on the hedge is limited to the cost of the puts. When long-term interest rates increase the Fund expects to make money on the safety net hedge. Typically, it takes only a 10 to 15 basis point increase in preferred yields to overcome the cost of hedging.

It is important to remember that the safety net hedge will not perfectly protect the Fund against increases in interest rates. To reduce the ongoing cost of hedging, the hedge is typically structured so that unitholders bear some initial risk to the net asset value as interest rates increase. In addition, the Fund's preferred securities may not track perfectly with the hedge instrument as interest rates change. However, even if the hedge results are less than perfect, any gains realized on the hedge may permit the Fund to increase its distribution rate if interest rates rise significantly because the gains can be invested in additional fixed income securities.

Liquidity and Capital Resources

As of March 31, 2005, the Fund had borrowings of $184.2 million (US$152.3 million) under its revolving credit facility, which represented 33.8% of total assets. These borrowings are on a floating rate basis priced against LIBOR. The borrowings have been used to invest in additional portfolio investments to enhance the distributions paid by the Fund.

To provide liquidity, the Fund's units are listed on the TSX under the symbol FFI.UN. The Fund's normal course issuer bid allows it to purchase its units on the TSX when they trade below the net asset value. As a result, purchases under the issuer bid are accretive to the net asset value of the Fund. No units were purchased during the period.

Unitholders may redeem units of the Fund on the second last business day of November of each year at the then current net asset value, commencing in 2005.

Management Expense Ratio

The Fund has a low management fee for an actively managed fund of 1.05% of net asset value per annum. When this fee is combined with the 0.30% service fee that is paid to investment dealers and the general and administrative expenses of the Fund, the management expense ratio for the quarter was 1.55% based on net assets and 0.98% based on total assets.

Outlook

While we believe in the long-term fundamentals of the investment strategy and the skill of our portfolio manager, investors are cautioned that net asset values will fluctuate over time, particularly with movements in long-term interest rates.

Respectfully submitted on behalf of the Board,

Raymond R. Pether
President and Chief Executive Officer
Brompton FFI Management Limited
May 12, 2005

Mark A. Caranci
Chief Financial Officer
Brompton FFI Management Limited

This quarterly report contains forward-looking information which involves known and unknown risks, uncertainties and other factors which may cause actual results to be materially different than the results expressed or implied by such forward-looking information. In evaluating the forward-looking information contained herein, readers should consider various factors, including those described in the Fund's prospectus and other documents filed with regulatory authorities. The Fund is not obligated to update or revise the forward-looking information contained herein to reflect new events or circumstances.

Portfolio Manager's Report

From its recent inception on December 15, 2004 through March 31, 2005, the Flaherty & Crumrine Investment Grade Fixed Income Fund ("FFI.UN") has earned a total return on net asset value ("NAV") of +1.3%. This cumulative result combines a relatively strong First Quarter 2005 equalling +3.0% with a weaker period in late December, when the portfolio was primarily invested in long-term US Treasury securities to help "lock-in" the anticipated yield of 6.50% prior to the purchase of more permanent investments.

The value of the Fund's portfolio of corporate bonds and preferreds increased slightly during the first quarter. In addition, the Fund's interest rate and currency hedges also augmented returns. Recall that our philosophy on hedging continues to be – never try to "time" the hedge against increases in long-term interest rates or changes in the relationship between Canadian and US dollars; keep the hedges in place 100% of the time.

We have continued to make progress in the accumulation of a portfolio of more permanent investments, as the temporary Treasury position declined from 73% to 16% of the total portfolio during the first quarter (and as of April 27, 2005 was only 7%).

It is important to remember that the Fund's interest rate hedges are designed to mitigate the impact of significant increases in *long-term* interest rates on the Fund's NAV. However, as the chart below indicates, since the Fund's inception, only *short-term* interest rates have increased, while long-term rates have remained virtually unchanged.

US Treasury Yield Curves



March 31, 2005
December 15, 2004
Yield to Maturity %
5.5
4.5
3.5
2.5
1.5
0.5
0
5
10
15
20
25
30
Years to Maturity

Typically, rising short-term interest rates are accompanied by rising long-term rates as, historically, long-term interest rates have never fallen during the early stages of tightening by the US Federal Reserve. While we do not expect the current conditions to persist for long, they present some challenges to our management of the Fund and at some point may adversely affect its distribution rate.

The Fund's interest-rate hedging strategy impacts the Fund in two important ways – helping stabilize NAV and protecting income. Recall that our hedging strategy is analogous to an insurance policy. We make regular "premium" payments to buy protection (in our case, we normally purchase put options on US Treasury bond futures). In order to keep the cost of these premium payments down, we typically structure the hedge with a "deductible," meaning some portion of the loss must be absorbed by the Fund before we can collect on the policy (for those familiar with options, we are primarily purchasing *out-of-the-money* contracts). When long-term interest rates go up significantly, the Fund "collects" on the insurance in the form of gains on the hedge positions. If these rates are stable or falling, the Fund is simply out the cost of the insurance.

When long-term interest rates increase, the first impact of the hedging strategy is on the NAV. The value of the securities portfolio will decline, but the value of the hedge positions should increase. These two effects are designed to offset one another to some degree and help stabilize the NAV.

However, an interest rate hedge does not provide protection against adverse changes in the spread relationship between the US Treasury bonds and the securities in the portfolio, as their price changes are not perfectly correlated. If our investment portfolio underperforms Treasuries, the NAV may decline. The relationship between preferreds, corporates and Treasuries is mainly driven by perceptions of corporate credit quality, and we believe the general trend in debt and preferred credit quality continues to be positive.

The second important impact is on the income available to the Fund's Unitholders. When long-term interest rates rise significantly, a portion of the hedge gains can be invested in additional securities, which in turn increase the Fund's income and help keep the Fund's distributions relatively stable.

If only short-term interest rates increase, however, the Fund may experience some pressure on income available to unitholders as the amount the Fund must pay on its leverage in the form of short-term bank borrowings increases. Without increases in long-term rates, the Fund's hedges do not enable us to reap the gains and purchase more income producing securities to mitigate the rising cost of leverage.

Over the longer term, a "flatter" yield curve (as measured by the difference in short and long-term interest rates) is not a bad thing for the Fund. Obviously, the Fund's leverage expense will go up, but, at the same time, the cost of the Fund's hedging strategy should go down. This effect can be significant since the leverage comprises approximately 34% of the Fund's total assets, while the entire portfolio is hedged. The impact of the higher leverage occurs almost immediately, while the benefits of lower hedging costs take a bit longer to impact the Fund's income. We don't attempt to hedge short-term interest rates and its impact on the Fund's cost of leverage. Doing so typically is very expensive, and, over the long run, the impact of changes in short-term rates on both the cost of leverage and the cost of hedging tend to offset each other.

We continue to be pleased with the progress in getting the Fund fully invested and in achieving the anticipated distribution yield. Further information on the specific holdings in the Fund can be found by visiting a website maintained by Flaherty & Crumrine, www.preferredstockguide.com and using the "search" function.

Flaherty & Crumrine Incorporated

Investment Highlights

	March 31, 2005	Dec. 31, 2004
Net asset value per unit	$ 23.53	$ 23.23
Quarterly distributions per unit	$ 0.4062	$ —
Market price per unit	$ 24.60	$ 24.95
Total assets (millions)	$ 545	$ 529

Statements of Net Assets (Unaudited)

	March 31, 2005	Dec. 31, 2004
Assets		
Investments, at market value (cost 2005 – $532,538,044; 2004 – $528,622,454)	$ 521,828,031	$ 511,614,710
Cash and short-term investments	2,587,887	25,957
Dividends and interest receivable	6,914,259	9,524,609
Amounts receivable for investments sold	3,750,391	—
Unrealized gain on forward contracts (note 7)	9,833,184	8,192,087
Deferred financing costs (note 8)	24,712	33,365
Total assets	544,938,464	529,390,728
Liabilities		
Accounts payable and accrued liabilities	1,149,701	1,222,277
Distributions payable to unitholders (note 4)	2,016,733	—
Amounts payable for investments purchased	7,025,477	—
Loans payable (note 8)	184,223,580	182,442,309
Total liabilities	194,415,491	183,664,586
Unitholders' equity		
Unitholders' capital	351,867,245	351,573,451
Deficit	(1,344,272)	(5,847,309)
Net assets representing unitholders' equity	$ 350,522,973	$ 345,726,142
Units outstanding (note 3)	14,894,629	14,882,310
Net asset value per unit	$ 23.53	$ 23.23

Statement of Operations and Deficit (Unaudited)

For the three months ended	March 31, 2005
Income	
Interest income	$ 7,297,103
Dividend income	403,077
	7,700,180
Expenses	
Advisor fee (note 5)	628,991
Management fee (note 5)	332,344
Service fee (note 5)	263,828
General and administrative	126,967
Interest and bank charges (note 8)	1,367,542
	2,719,672
Net investment income	4,980,508
Net realized loss on investments, options, and foreign currency transactions (notes 6 & 8)	(496,318)
Net realized gain on forward contracts (note 7)	3,570,470
Net change in unrealized loss on investments, options, and foreign currency transactions (notes 7 and 8)	855,096
Net change in unrealized gain on forward contracts (note 7)	1,641,097
Results of operations	10,550,853
Deficit, beginning of period	(5,847,309)
Distributions to unitholders	(6,047,816)
Deficit, end of period	$ (1,344,272)
Results of operations per unit[1]	$ 0.71

[1] Based on the weighted average number of units outstanding for the period (note 3).

The accompanying notes are an integral part of these financial statements.

Statement of Cash Flows (Unaudited)

For the three months ended	March 31, 2005
Cash flows from operating activities:	
Results of operations	$ 10,550,853
Adjustments to reconcile net cash provided by (used in) operations:	
Net realized loss on sale of investments, options and foreign currency transactions	140,652
Net change in unrealized gain on investments, options and foreign currency transactions	(882,328)
Net change in unrealized loss on foreign currency forward contracts	(1,641,097)
Amortization of deferred financing costs	8,653
Decrease in dividends and interest receivable	2,610,350
Decrease in accounts payable and accrued liabilities	(72,576)
Purchase of investments (note 6)	(322,186,133)
Proceeds from sale of investments (note 6)	317,770,845
Cash provided by operating activities	6,299,219
Cash flows from financing activities:	
Proceeds from issuance of units (note 3)	281,276
Distrubutions paid to unitholders	(4,031,083)
Proceeds from distribution reinvestment plan (note 4)	12,518
Cash used in financing activities	(3,737,289)
Net increase in cash and short-term investments	2,561,930
Cash and short-term investments, beginning of period	25,957
Cash and short-term investments, end of period	$ 2,587,887
Supplemental information:	
Interest paid	$ 1,340,720

Statement of Changes in Net Assets (Unaudited)

For the three months ended	March 31, 2005
Net assets, beginning of period	$ 345,726,142
Operations:	
Results of operations	10,550,853
Unitholder transactions:	
Proceeds from issuance of units (note 3)	281,276
Distributions to unitholders (note 4)	(6,047,816)
Proceeds from distribution reinvestment plan (note 4)	12,518
Net increase in net assets	4,796,831
Net assets, end of period	$ 350,522,973
Distributions per unit	$ 0.4062

The accompanying notes are an integral part of these financial statements.

Statement of Investments (Unaudited)

As at March 31, 2005			Cost (USD)		Cost (CDN)		Market Value (USD)		Market Value (CDN)	% of Portfolio
Par Value $US	Bonds									
$ 28,125,000	US Treasury Bond, 6.25% *August 15, 2023*	$	33,416,016	$	40,988,170	$	32,748,802	$	39,621,077	
$ 30,200,000	US Treasury Bond, 6.625% *February 15, 2027*		37,696,433		46,139,555		37,217,794		45,027,880	
		$	71,112,449	$	87,127,725	$	69,966,596	$	84,648,957	16.2%
Shares/Par Value $US	Preferred Securities									
	Banking									
20,400	BAC Capital Trust I, *7% Pfd.*	$	523,056	$	628,084	$	524,280	$	634,299	
7,700	Bank One Capital Trust VI, *7.2% Pfd.*		199,430		239,746		199,430		241,280	
$ 3,589,000	Barnett Capital Trust I, *8.06% December 1, 2026 Capital Security*		3,881,504		4,707,078		3,893,070		4,710,024	
9,000	Citigroup Capital VIII, *6.95% Pfd.*		229,275		276,642		230,400		278,749	
$ 850,000	First Midwest Capital Trust I, *6.95% December 1, 2033 Capital Security*		932,161		1,152,994		929,914		1,125,055	
$ 6,840,000	Fleet Capital Trust II, *7.92% December 11, 2026*		7,452,043		9,195,853		7,462,353		9,028,314	
$ 1,500,000	Great Western Finance Trust II, *8.206% February 1, 2027 Capital Security, Series A*		1,618,200		1,968,541		1,631,269		1,973,587	
$ 5,000,000	GreenPoint Capital Trust I, *9.10% June 1, 2027 Capital Security*		5,712,500		7,032,673		5,644,547		6,829,045	
$ 2,000,000	Haven Capital Trust I, *10.46% February 1, 2027 Capital Security*		2,300,000		2,845,232		2,272,062		2,748,849	
$ 5,600,000	HBOS Capital Funding, *6.85% Pfd.*		5,803,000		7,101,685		5,734,570		6,937,959	
20,000	Household Capital Trust VII, *7.5% Pfd.*		536,400		661,544		520,000		629,121	
$ 1,000,000	J.P. Morgan Capital Trust I, *7.54% January 15, 2027 Capital Security*		1,074,870		1,316,291		1,078,450		1,304,761	
$ 725,000	Mellon Capital II, *7.995% January 15, 2027 Capital Security*		795,687		977,695		792,797		959,163	
10,900	Regions Financial Trust I, *8%, Pfd.*		280,457		336,772		280,239		339,047	
$ 6,225,000	US Bancorp Capital I, *8.27% December 15, 2026 Capital Security*		6,878,044		8,490,027		6,825,470		8,257,783	
$ 6,000,000	Webster Capital Trust I, *9.36% January 1, 2027 Capital Security*		6,696,000		8,351,210		6,673,715		8,074,182	
			44,912,627		55,282,067		44,692,566		54,071,218	10.4%
	Financial Services									
82,450	Corporate Backed Trust Certificates, *6.3% Series GS*		2,081,862		2,553,618		1,995,702		2,414,497	
300,000	Lehman Capital Trust VI, *6.24% Pfd.*		7,493,000		9,227,462		7,455,000		9,019,418	
			9,574,862		11,781,080		9,450,702		11,433,915	2.2%
	Insurance									
$ 8,000,000	ACE Capital Trust II, *9.70% April 1, 2030*		10,628,860		13,078,244		10,903,863		13,192,019	
160,000	ACE Ltd., *7.80% Pfd., Series C*		4,203,200		5,048,464		4,161,600		5,034,904	
$ 2,000,000	AON Capital Trust A, *8.205% January 1, 2027 Capital Security*		2,124,560		2,605,991		2,287,515		2,767,546	
46,400	Everest Capital Trust II, *6.2% Pfd., Series B*		1,096,020		1,353,398		1,063,024		1,286,098	
$ 875,000	MMI Capital Trust I, *7.625% December 15, 2027 Capital Security, Series B*		964,915		1,196,586		986,410		1,193,406	
125,000	PartnerRe Ltd., *6.75% Series C*		3,202,500		3,994,138		3,125,000		3,780,775	
70,000	PartnerRe Ltd., *6.5% Series D*		1,718,500		2,064,091		1,729,000		2,091,827	
$ 2,500,000	USF&G Capital III, *8.312% July 1, 2046 Capital Security*		3,006,750		3,613,231		3,108,269		3,760,534	
32,800	XL Capital Ltd., *7.625% Pfd., Series B*		885,528		1,086,965		852,800		1,031,759	
			27,830,833		34,041,108		28,217,481		34,138,868	6.5%
	Utilities									
$ 868,000	Dominion Resources Cap Trust I, *7.83%, December 1, 2027*		946,415		1,151,735		950,121		1,149,503	
80,000	DTE Energy Trust II, *7.50% Pfd.*		2,096,000		2,595,151		2,112,000		2,555,199	
$ 10,140,000	PECO Energy Capital Trust IV, *5.75% June 15, 2033 Capital Security*		9,910,532		12,116,601		9,715,779		11,754,617	
13,580	Virginia Power Capital Trust, *7.375% July 30, 2042*		362,586		445,525		355,117		429,638	
			13,315,533		16,309,012		13,133,017		15,888,957	3.0%
	Miscellaneous Industries									
52,100	Cabco - Goldman, *6% Series GS*		1,276,450		1,565,697		1,206,115		1,459,216	0.3%
	Total Preferred Securities	$	96,910,305	$	118,978,964	$	96,699,881	$	116,992,174	22.4%

The accompanying notes are an integral part of these financial statements.

As at March 31, 2005		Cost (USD)	Cost (CDN)	Market Value (USD)	Market Value (CDN)	% of Portfolio
Par Value $US	Corporate Debt Securities					
	Agency					
$ 16,000,000	Fannie Mae, 6.625% *November 15, 2030*	$ 19,349,600	$ 23,734,269	$ 19,152,829	$ 23,172,016	
$ 10,440,000	Fannie Mae, 5.7% *February 18, 2020*	10,428,581	12,961,200	10,514,043	12,720,396	
$ 17,000,000	Freddie Mac, 6.25% *July 15, 2032*	19,823,360	24,315,384	19,603,407	23,717,146	
		49,601,541	61,010,853	49,270,279	59,609,558	11.4%
	Banking					
$ 4,300,000	Bank One Corporation, 7.75% *July 15, 2025*	5,428,363	6,670,062	5,323,846	6,441,046	
$ 18,000,000	Citigroup Inc., 5.85% *December 11, 2034*	18,506,400	22,836,976	18,446,122	22,317,007	
$ 15,000,000	Wells Fargo & Co., 5.375% *February 7, 2035*	15,235,950	19,114,227	14,364,058	17,378,329	
		39,170,713	48,621,265	38,134,026	46,136,382	8.8%
	Financial Services					
2,300	CorTS Trust For General Electric Capital Corporation Notes, 6% *March 15, 2032*	59,110	72,741	57,086	69,065	
$ 6,510,000	General Motors Acceptance Corporation, *8% November 1, 2031, Senior Bonds*	6,276,341	7,556,914	5,674,496	6,865,279	
$ 10,000,000	Goldman Sachs Group Inc., 6.125% *February 15, 2033*	10,332,800	12,632,866	10,304,055	12,466,342	
$ 19,000,000	General Electric Capital Corporation, *6.75% March 15, 2032, Series A*	22,828,890	28,313,405	21,959,358	26,567,488	
7,600	PreferredPLUS Trust Series GEC-1, 6.05% *March 15, 2032*	195,700	240,829	190,000	229,871	
		39,692,841	48,816,755	38,184,995	46,198,045	8.9%
	Insurance					
$ 9,000,000	Assurant Inc., 6.75% *February 15, 2034 Senior Notes*	9,763,020	12,019,279	9,762,035	11,810,580	
$ 4,000,000	Liberty Mutual Group Inc., 6.5% *March 15, 2035*	3,922,040	4,723,528	3,846,808	4,654,053	
$ 2,600,000	OneAmerica Financial Partners, 7% *October 15, 2033*	2,830,672	3,472,110	2,876,382	3,479,986	
$ 10,000,000	Pacific LifeCorp, 6.6% *September 15, 2033, Senior Notes*	11,163,200	13,578,883	11,076,625	13,401,034	
$ 10,455,000	Prudential Holdings LLC, 8.695% *December 18, 2023*	13,432,151	16,343,106	13,223,609	15,998,559	
$ 1,335,000	XL Capital Ltd., 6.375% *November 15, 2024*	1,397,892	1,689,152	1,384,216	1,674,691	
		42,508,975	51,826,058	42,169,675	51,018,903	9.8%
	Utilities					
$ 8,500,000	Constellation Energy Group, 7.60% *April 1, 2032, Senior Notes*	10,270,625	12,476,656	10,080,574	12,195,963	
$ 5,000,000	Duke Energy Corporation, 6.45% *October 15, 2032, Senior Notes*	5,437,550	6,669,713	5,318,292	6,434,326	
420,000	Georgia Power Company, 5.7% *Series X*	10,475,700	12,680,380	10,269,000	12,423,931	
$ 5,000,000	Pacific Gas & Electric Co., 6.05% *March 1, 2034*	5,303,500	6,612,431	5,127,233	6,203,173	
$ 5,500,000	Progress Energy Inc., 7% *October 30, 2031, Senior Notes*	6,120,480	7,526,628	6,034,298	7,300,585	
$ 10,000,000	TXU Corp., 6.55% *November 15, 2034, Senior Notes*	9,976,700	12,274,752	9,445,132	11,427,175	
$ 5,000,000	UGI Utilities Inc., 6.133% *October 15, 2034*	5,318,000	6,544,345	5,087,403	6,154,985	
$ 10,000,000	Westar Energy Inc., 5.95% *January 1, 2035*	9,907,900	11,851,839	9,860,770	11,930,034	
$ 549,000	Wisconsin Electric Power Company, *6.875% December 1, 2095*	643,527	798,460	628,557	760,458	
		63,453,982	77,435,204	61,851,259	74,830,630	14.3%
	Miscellaneous Industries					
$ 8,000,000	Disney Enterprises Inc., 7.55% *July 15, 2093, Senior Notes*	9,402,320	11,629,770	9,593,708	11,606,930	
$ 9,000,000	EOP Operating L.P., *7.5% April 19, 2029, Senior Unsecured Notes*	10,553,925	12,955,007	10,395,019	12,576,395	
$ 4,000,000	EOP Operating L.P., *7.875% July 15, 2031, Senior Unsecured Notes*	4,886,400	6,029,838	4,805,409	5,813,816	
$ 5,000,000	Realty Income Corp., *5.875% March 15, 2035, Senior Unsecured Notes*	4,843,200	5,832,651	4,752,362	5,749,637	
		29,685,845	36,447,266	29,546,498	35,746,778	6.9%
	Total Corporate Debt Securities	$ 264,113,897	$ 324,157,401	$ 259,156,732	$ 313,540,296	60.1%
Contracts	Options					
650	June Put Option on June 2005 CBT Futures @110	497,922	614,220	538,281	651,239	
3,350	June Put Option on June 2005 CBT futures @ 112	3,796,254	4,669,834	5,705,469	6,902,751	
2,000	Call Option On June 2005 CBT Futures @118	1,165,760	1,432,419	62,500	75,616	
(2,000)	Call Option On June 2005 CBT Futures @114	(3,615,500)	(4,442,519)	(812,500)	(983,002)	
	Total Options	$ 1,844,436	$ 2,273,954	$ 5,493,750	$ 6,646,604	1.3%
	Total	$ 433,981,087	$ 532,538,044	$ 431,316,959	$ 521,828,031	100.0%

The accompanying notes are an integral part of these financial statements.

Notes to the Financial Statements (Unaudited)

March 31, 2005

1. OPERATIONS

Flaherty & Crumrine Investment Grade Fixed Income Fund (the "Fund") is a closed-end investment trust created under the laws of the Province of Alberta on November 25, 2004, pursuant to an amended and restated declaration of trust. Computershare Trust Company of Canada is the Trustee and Brompton FFI Management Limited is the Manager and is responsible for managing the affairs of the Fund. Flaherty & Crumrine Incorporated manages the Fund's portfolio. The Fund commenced operations on December 15, 2004.

2. SIGNIFICANT ACCOUNTING POLICIES

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles and should be read in conjunction with the most recent audited financial statements at December 31, 2004. The significant accounting policies used for preparing these unaudited interim financial statements are consistent with those used in preparing the audited financial statements.

Certain comparative figures have been reclassified to conform to the current period's presentation of unitholders' capital and deficit.

3. UNITS OF THE FUND

The Fund is authorized to issue an unlimited number of transferable, redeemable units of beneficial interest, each of which represents an equal, undivided interest in the net assets of the Fund. Each unit entitles the holder to one vote and to participate equally with respect to any and all distributions made by the Fund.

Units may be redeemed during November of any year, between twenty and forty-five business days prior to the second last business day in November. Unitholders whose units are redeemed will receive a redemption price equal to the net asset value per unit on the redemption date.

Units may also be redeemed at least ten business days prior to the second last business day of each month, except for the month of November. Unitholders whose units are redeemed will receive a redemption price per unit equal to the lesser of (i) 96% of the weighted average trading price of the units for the ten trading days preceding the redemption date and (ii) 100% of the closing market price of the units.

For the three months ended March 31, 2005, the Fund issued 11,798 units in respect of its management and advisor fees.

The Fund received approval from the Toronto Stock Exchange for a normal course issuer bid for the period from December 22, 2004 through to December 21, 2005. Pursuant to the issuer bid, the Fund may purchase up to 1,436,000 units for cancellation. The Fund may only repurchase units when the net asset value per unit exceeds its trading price. For the three months ended March 31, 2005, no units were purchased.

The weighted average number of units outstanding for the three months ended March 31, 2005 was 14,887,572.

4. DISTRIBUTIONS TO UNITHOLDERS

Distributions, as declared by the Manager, are made on a monthly basis to unitholders of record on the last business day of each month. The distributions are payable by the tenth business day of the following month. For the three months ended March 31, 2005, the Fund declared total distributions of $0.4062 per unit. Under the Fund's distribution reinvestment plan, unitholders may elect to reinvest monthly distributions in additional units of the Fund which may be issued from treasury or purchased on the open market. For the three months ended March 31, 2005, 521 units were issued by the Fund pursuant to the reinvestment plan.

5. MANAGEMENT, ADVISOR AND SERVICE FEES

Pursuant to a management agreement, the Manager provides management and administrative services to the Fund, for which it is paid a management fee equal to 0.35% per annum of the net asset value of the Fund, plus applicable taxes. The management fee may be paid in cash or units at the option of the Manager. To the extent that units are issued from treasury for this purpose, they will be issued at the net asset value per unit. For the three months ended March 31, 2005, the entire management fee was paid in units. Flaherty & Crumrine Incorporated, the portfolio manager for the Fund, and Brompton Capital Advisors Inc. are entitled to receive an aggregate fee equal to 0.70% per annum of the net asset value, plus applicable taxes. Both fees are calculated and payable monthly. The Fund also pays to the Manager a service fee equal to 0.30% per annum of the net asset value of the Fund. The service fee is in turn paid by the Manager to the investment dealers in proportion to the number of units held by clients of each dealer at the end of each calendar quarter.

6. INVESTMENT TRANSACTIONS

Investment transactions for the three months ended March 31, 2005 were as follows:

Proceeds from sale of investments and options	$ 321,521,236
Less cost of investments and options sold:	
Investments at cost, beginning of period	528,622,454
Investments purchased during the period	329,211,610
Investments at cost, end of period	(532,538,044)
Cost of investments and options sold during the period	325,296,020
Net realized loss on sale of investments and options	$ (3,774,784)

7. FOREIGN CURRENCY FORWARD CONTRACTS

The Fund uses foreign currency forward contracts to hedge foreign exchange risks associated with its US dollar investment portfolio. During the three months ended March 31, 2005, the Fund realized gains in the amount of $3,570,470 on the close out of certain contracts. At March 31, 2005, the Fund had entered into the following foreign currency forward contracts with a Canadian chartered bank:

Canadian Dollars Purchased	US Dollars Sold	Delivery Date	Unrealized Gain (Loss)
$ 116,188,416	$ 96,686,000	April 18, 2005	$ (771,767)
237,115,554	190,075,000	January 15, 2015	10,604,951
$ 353,303,970	$ 286,761,000		$ 9,833,184

8. LOANS PAYABLE

Pursuant to an agreement with a Canadian chartered bank, the Fund maintains a 364-day renewable revolving credit facility. The revolving credit facility provides for maximum borrowings of $13.9 million for working capital purposes under one tranche and US$153.8 million under the second tranche for investment purposes. Both tranches can be availed at either the prime rate of interest, the bankers' acceptance rate plus a fixed percentage, the LIBOR rate plus a fixed percentage or by US base rate borrowings. At March 31, 2005, the Fund had a US dollar loan equivalent to $184.2 million (US$152.3 million) outstanding under this facility. During the three months ended March 31, 2005, the Fund realized a foreign exchange gain in the amount of $3,634,132 on the repayment of borrowings in US dollars, and at March 31, 2005, borrowings in US dollars had an unrealized foreign exchange loss of $1,171,551. The credit facility is secured by a first-ranking and exclusive charge on all of the Fund's assets.

Costs incurred to establish the credit facility are deferred and amortized over its term. For the three months ended March 31, 2005, the Fund has recorded amortization of these costs in the amount of $8,653.

The credit facility is used by the Fund for the purchase of additional investments and for general Fund purposes.

BROMPTON *Advantaged*
EQUAL WEIGHT OIL & GAS INCOME FUND

The Fund
Brompton Advantaged Equal Weight Oil & Gas Income Fund is a closed-end investment trust that trades on the Toronto Stock Exchange under the symbol AOG.UN. The Fund commenced operations on March 17, 2005, when it issued 21 million units at $10 per unit through an initial public offering. An additional 0.75 million units were issued on March 31, 2005 through the exercise of the over-allotment option, bringing gross proceeds from the offering to $217.5 million. The Fund is managed by Brompton AOG Management Limited. The Fund's investment objectives are to provide investors with the benefits of high monthly tax-advantaged cash distributions and low management fees together with the opportunity for capital appreciation by investing on a passive basis in an equally weighted diversified portfolio of oil and gas income trusts. At the time of investment, the portfolio is comprised of an equal dollar amount of securities of each oil and gas income trust listed on the TSX that pays a regular distribution and has a market capitalization of at least $500 million. The portfolio is rebalanced quarterly to include any newly qualifying oil and gas income trusts and to eliminate any oil and gas income trust whose market capitalization falls below $350 million or which otherwise does not qualify for investment.

Management's Discussion and Analysis

The following information provides an analysis of the consolidated operations and financial position of the Fund for the period from March 17, 2005 (commencement of operations) to March 31, 2005 and it should be read in conjunction with the financial statements and accompanying notes. The consolidated results and the financial position which are presented include the accounts of the Fund and O&G Trust. The activities of O&G Trust are discussed further under Forward Agreement. The financial statements of the Fund and O&G Trust have been consolidated pursuant to Accounting Guideline 15 – Consolidation of Variable Interest Entities, as the Fund is exposed to a majority of the economic benefits and risks of O&G Trust by virtue of the Forward Agreement.

Forward Agreement
Using the proceeds from the initial public offering ("IPO"), the Fund acquired a portfolio of Canadian common stocks. At the same time, in order for the Fund to gain exposure to a portfolio of oil and gas income trusts, the Fund entered into a forward purchase and sale agreement ("Forward Agreement") with the Bank of Nova Scotia (the "Counterparty"). Under the terms of the Forward Agreement, the Counterparty has agreed to pay to the Fund, on or about March 31, 2015, an amount equal to the net asset value of O&G Trust as the purchase price of the common share portfolio. In conjunction with the IPO of the Fund, the Counterparty subscribed for units of O&G Trust in an amount equal to the net proceeds from the IPO. The net proceeds were used by O&G Trust to acquire the portfolio of oil and gas income trusts. The return to investors of the Fund is dependent upon the return on the oil and gas income trust portfolio by virtue of the Forward Agreement.

In order to pay monthly distributions, redemptions and ongoing expenses, the terms of the Forward Agreement permit the Fund to partially settle the forward prior to March 31, 2015. There were no partial settlements in the period ended March 31, 2005.

Distributions
Despite only two weeks of operations, the Fund was pleased to announce a first distribution of $0.06 per unit that was paid on April 14, 2005 to unitholders of record on March 31, 2005. On April 20, 2005, the Fund announced its second distribution of $0.0865 to unitholders of record at the end of April. This distribution is at a level that meets the targeted yield of 10.35% on a $10 unit as set out in the Fund's final prospectus.

It is estimated that 100% of 2005 distributions will be a return of capital for tax purposes. The distribution amounts will not be included in income but will reduce the adjusted cost base of an investor's units.

Investment Portfolio
As of March 31, 2005, O&G Trust was fully invested and the oil and gas income trust portfolio included 25 issuers. At the time of investment, each holding represented 4% of the portfolio. A detailed listing of the oil and gas income trust portfolio of O&G Trust and the common stock portfolio of the Fund is provided in the financial statements.

In the period from the commencement of operations on March 17, 2005 to March 31, 2005 the value of the oil and gas trust portfolio experienced significant volatility largely due to the fluctuations of oil prices and concerns over rising interest rates. The volatility was demonstrated in the S&P/TSX Capped Energy Trust Index which fell by as much as 7.5% during the two-week period and ended down 4.3% at March 31. As of March 31, 2005, the portfolio had an unrealized loss of $9.2 million.

Net Asset Value

During the period ended March 31, 2005, the net asset value of the Fund decreased by $0.41 per unit or 4.3% to $9.05, broken down as follows:

		Per Unit
Net investment income	$	0.07
Net change in unrealized loss on investments		(0.43)
Results of operations		(0.36)
Capital transactions		0.01
Less: distributions		(0.06)
Decrease in net asset value	$	(0.41)

Liquidity and Capital Resources

As of March 31, 2005, O&G Trust had borrowings of $18.8 million under its term credit facility. In April 2005, the interest rate on a total of $22.2 million of borrowings was fixed at 4.55% until January 22, 2010 which reduces exposure to rising interest rates over its term. In addition to the term credit facility, $12 million is available under a 364-day revolving credit facility, which can be borrowed at the prime rate of interest or at the bankers' acceptance rate plus a fixed percentage. The revolving credit facility may be used for working capital purposes and to invest in public offerings of oil and gas trusts that qualify for inclusion in the portfolio.

To provide liquidity, units of the Fund are listed on the TSX under the symbol AOG.UN. The Fund's normal course issuer bid, which was implemented in April 2005, allows it to purchase units for cancellation when they trade below the net asset value per unit. In such situations, purchases under the issuer bid are accretive to the net asset value of the Fund. In addition, unitholders may redeem units of the Fund on the second last business day of December of each year beginning in 2005 at the then current net asset value. When determining the net asset value for redemption purposes, the securities in the portfolio that are listed or traded on a stock exchange are valued by taking the weighted average trading price of the securities for the last three days of the month in which the redemption occurs.

Management Expense Ratio

The Fund has a very low management fee at 0.45% of net asset value per annum. When this fee is combined with the 0.55% cost of the forward agreement and stock borrowing fees, the 0.30% service fee that is paid to investment dealers and the general and administrative expenses of the Fund, the management expense ratio for the period ended March 31, 2005 was 1.54% based on net assets and 1.52% based on total assets.

Outlook

The Fund's investment objectives are to provide investors with the benefits of high tax-advantaged monthly cash distributions and low management fees together with the opportunity for capital appreciation by investing in an equally weighted portfolio of oil and gas income trusts on a passive basis. While we continue to believe in the long-term fundamentals of the oil and gas sectors in which the Fund invests, values of the underlying investments and, consequently, the net asset value of the Fund may fluctuate over time.

Respectfully submitted on behalf of the Board,

Raymond R. Pether
President and Chief Executive Officer
Brompton AOG Management Limited
May 12, 2005

Mark A. Caranci
Chief Financial Officer
Brompton AOG Management Limited

This quarterly report contains forward-looking information which involves known and unknown risks, uncertainties and other factors which may cause actual results to be materially different than the results expressed or implied by such forward-looking information. In evaluating the forward-looking information contained herein, readers should consider various factors, including those described in the Fund's prospectus and other documents filed with regulatory authorities. The Fund is not obligated to update or revise the forward-looking information contained herein to reflect new events or circumstances.

Investment Highlights

		March 31, 2005
Net asset value per unit	$	9.05
Quarterly distributions per unit	$	0.06
Market price per unit	$	9.65
Total assets (millions)	$	235

Consolidated Statement of Net Assets (Unaudited)

	March 31, 2005
Assets	
Investments, at market value (cost 2005 – $227,975,961)	$ 218,797,724
Cash and short-term investments	14,954,884
Distributions and interest receivable	1,629,005
Total assets	235,381,613
Liabilities	
Accounts payable and accrued liabilities	770,304
Distributions payable to unitholders (note 5)	1,305,000
Amounts payable for investments purchased	17,664,547
Loans payable (note 8)	18,800,000
Total liabilities	38,539,851
Unitholders' equity	
Unitholders' capital	205,775,000
Contributed surplus	20
Deficit	(8,933,258)
Net assets representing unitholders' equity	**$ 196,841,762**
Units outstanding (note 3)	**21,750,000**
Net asset value per unit	**$ 9.05**

Consolidated Statement of Operations and Deficit (Unaudited)

For the period from March 17 (commencement of operations) to March 31		2005
Income		
Distributions from income funds	$	1,627,997
Interest income		69,767
		1,697,764
Expenses		
Management fee (note 6)		37,986
Service fee (note 6)		24,565
Forward agreement fee and borrowing cost (note 4)		62,197
General and administrative		16,773
Interest and bank charges (note 8)		6,264
		147,785
Net investment income		1,549,979
Net change in unrealized loss on investments		(9,178,237)
Results of operations	$	(7,628,258)
Deficit, beginning of period		—
Distributions to unitholders		(1,305,000)
Deficit, end of period		(8,933,258)
Results of operations per unit[1]	$	(0.36)

[1] Based on the weighted average number of units outstanding for the period (note 3).

The accompanying notes are an integral part of these financial statements.

Consolidated Statement of Cash Flows (Unaudited)

For the period from March 17 (commencement of operations) to March 31	2005
Cash flows from operating activities:	
Results of operations	$ (7,628,258)
Adjustments to reconcile net cash provided by (used in) operations:	
Net change in unrealized loss on investments	9,178,237
Increase in distributions receivable	(1,629,005)
Increase in accounts payable and accrued liabilities	770,304
Purchase of investments (note 7)	(416,165,859)
Other	(555)
Cash used in operating activities	(415,475,136)
Cash flows from financing activities:	
Proceeds from settlement of Funds (note 3)	20
Proceeds from initial public offering of units, net (note 3)	205,855,000
Proceeds from issuance of O&G Trust units, net	205,775,000
Increase in loans payable	18,800,000
Cash provided by financing activities	430,430,020
Net increase in cash and short-term investments	14,954,884
Cash and short-term investments, beginning of period	—
Cash and short-term investments, end of period	$ 14,954,884
Supplemental information:	
Interest paid	$ —

Consolidated Statement of Changes in Net Assets (Unaudited)

For the period from March 17 (commencement of operations) to March 31	2005
Net assets, beginning of period	$ —
Operations:	
Results of operations	(7,628,258)
Unitholder transactions:	
Proceeds from settlement of Funds (note 3)	20
Proceeds from issuance of units, net (note 3)	205,775,000
Distributions to unitholders (note 5)	(1,305,000)
	204,470,020
Net increase in net assets	196,841,762
Net assets, end of period	$ 196,841,762
Distributions per unit	$ 0.06

The accompanying notes are an integral part of these financial statements.

Consolidated Statement of Investments (Unaudited)

As at March 31, 2005		Cost	Market Value
No. of Units	Oil and Gas Income Trusts		
572,607	Acclaim Energy Trust	$ 9,118,991	$ 8,709,353
455,836	Advantage Energy Income Fund	9,118,993	8,866,010
753,129	APF Energy Trust Units	9,118,993	9,037,548
487,695	ARC Energy Trust	9,119,000	8,851,664
607,119	Baytex Energy Trust	9,118,993	9,052,144
287,378	Bonavista Energy Trust	9,118,974	8,658,699
454,599	Crescent Point Energy Trust	9,118,989	9,091,980
200,431	Enerplus Resources Fund	9,118,997	8,794,912
376,663	Enterra Energy Corp.	9,120,146	9,119,011
696,094	Espirit Energy Trust	9,118,993	8,666,370
418,266	Focus Energy Trust	9,118,991	8,699,933
535,111	Freehold Royalty Trust	9,118,999	8,615,287
355,738	Harvest Energy Trust	9,118,985	8,786,729
619,206	Ketch Resources Trust	9,118,995	8,173,519
625,521	NAL Oil & Gas Trust	9,118,995	8,632,190
518,847	Paramount Energy Trust	9,118,995	8,950,111
497,727	Pengrowth Energy Trust	9,118,989	8,486,245
486,788	Petrofund Energy Trust	9,118,997	8,586,940
171,133	Peyto Energy Trust	9,118,995	8,847,576
286,511	Primewest Energy Trust	9,118,998	8,305,954
653,696	Progress Energy Trust	9,118,998	8,746,453
735,097	Provident Energy Trust	9,118,993	8,806,462
408,575	Shiningbank Energy Income Fund	9,118,989	8,780,277
389,498	Vermillion Energy Trust	9,118,979	8,853,290
1,232,822	Viking Energy Royalty Trust	9,118,994	8,679,067
	Total	$ 227,975,961	$ 218,797,724

Canadian common stocks (pledged to the Counterparty under the Forward Agreement)

No. of Shares	Canadian Common Stocks	Cost	Market Value
478,708	Alimentation Couche-Tard Inc.	$ 8,950,199	$ 8,401,325
482,581	Angiotech Pharmaceuticals, Inc.	8,950,199	9,000,136
432,269	ATI Technologies Inc.	8,950,183	9,025,777
434,027	Biovail Corporation	8,950,188	7,899,291
587,944	Canwest Global Communications Corp.	8,950,193	8,642,777
545,336	Celestica Inc.	8,950,210	8,867,163
1,145,355	CGI Group Inc.	8,950,205	8,761,966
683,272	Compton Petroleum Corporation	8,950,200	8,301,755
961,052	Coolbrands International Inc.	8,950,211	8,601,415
308,290	Cott Corporation	8,950,179	9,060,643
218,430	Dorel Industries Inc.	8,950,185	8,654,197
870,971	GEAC Computer Corporation Limited	8,950,208	9,389,067
176,857	Gildan Activewear Inc.	8,950,167	9,074,533
311,401	Hummingbird Ltd.	8,950,171	8,884,270
2,596,124	Nortel Networks Corporation	8,950,212	8,541,248
96,611	Precision Drilling Corporation	8,950,104	8,743,295
572,857	QLT Inc.	8,950,193	8,873,555
284,670	Quebecor Inc.	8,950,206	8,839,003
487,100	Telesystem International Wireless Inc.	8,950,204	9,001,608
1,305,099	Tembec Inc.	8,950,206	7,569,574
653,683	The Forzani Group Ltd.	8,950,209	8,014,154
295,519	Vincor International Inc.	8,950,196	9,060,613
4,335,468	Zarlink Semiconductor Inc.	8,950,217	8,454,163
		205,854,445	199,661,528
	Payable to Counterparty under the Forward Agreement	(205,854,445)	(199,661,528)
	Total	$ 227,975,961	$ 218,797,724

The accompanying notes are an integral part of these financial statements.

Notes to the Consolidated Financial Statements (Unaudited)

March 31, 2005

1. OPERATIONS

Brompton Advantaged Equal Weight Oil & Gas Income Fund (the "Fund") is a closed-end investment trust created under the laws of the Province of Ontario on February 24, 2005, pursuant to an amended and restated declaration of trust. These consolidated financial statements include the accounts of O&G Trust which was created under the laws of the Province of Ontario on February 24, 2005 pursuant to a declaration of trust. Computershare Trust Company of Canada is the Trustee of the Fund and Brompton AOG Management Limited (the "Manager") is responsible for managing the affairs of the Fund and O&G Trust. The Manager has retained Brompton Capital Advisors Inc. to acquire the common share and oil and gas income trust portfolios and to rebalance the oil and gas income trust portfolio on a quarterly basis in accordance with the terms of the O&G Trust declaration of trust. The Fund and O&G Trust commenced operations on March 17, 2005.

2. SIGNIFICANT ACCOUNTING POLICIES

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles and they include estimates and assumptions made by management that affect the reported amounts of assets and liabilities at the date of these financial statements and the reported amounts of income and expenses during the period. Actual results could differ from these estimates.

a) **Principles of Consolidation**
These consolidated financial statements include the accounts of the Fund and O&G Trust. The financial statements of the Fund and O&G Trust have been consolidated pursuant to Accounting Guideline 15 – Consolidation of Variable Interest Entities, as the Fund is exposed to a majority of the economic risks of O&G Trust by virtue of the Forward Agreement.

b) **Valuation of Investments**
The Fund's investments are presented at market value. Investments that are publicly traded are valued at their closing price. If a closing price is not available, then these investments are valued using an average of the latest bid and ask prices. Short-term investments are valued at cost which, when taken together with accrued interest income thereon, is an approximation of their market value.

c) **Investment Transactions and Income Recognition**
Investment transactions are recorded on trade date and any realized gains or losses are recognized using the average cost of the investments. Interest income is recognized on an accrual basis. Distributions from income funds are recognized on the ex-distribution date. Net realized gains (losses) on the sale of investments include net realized gains or losses from foreign currency changes.

d) **Forward Contracts**
Forward contracts entered into by the Fund are valued at an amount that is equal to the gain or loss that would be realized if the position were to be closed out, which is equivalent to the difference between the value of the deliverable asset and the value of the asset to be received.

e) **Income Taxes**
The Fund qualifies as a mutual fund trust under the Income Tax Act (Canada). Provided the Fund makes distributions in each year of its net income and net realized capital gains, the Fund will not generally be liable for income tax. It is the intention of the Fund to distribute all of its net income and net realized capital gains on an annual basis. Accordingly, no income tax provision has been recorded.

f) **Foreign Exchange**
The market value of investments and other assets and liabilities that are denominated in foreign currencies are translated into Canadian dollars at the noon rate of exchange on each valuation date. Purchases and sales of investments and income derived from investments are translated at the rate of exchange prevailing on the respective dates of such transactions.

g) **Fair Value of Financial Instruments**
The fair value of the Fund's financial instruments, which are composed of cash and short-term investments, distributions and interest receivable, accounts payable and accrued liabilities and loans payable approximates their carrying value.

3. UNITS OF THE FUND

Authorized

The Fund is authorized to issue an unlimited number of transferable, redeemable units of beneficial interest, each of which represents an equal, undivided interest in the net assets of the Fund. Each unit entitles the holder to one vote and to participate equally with respect to any and all distributions made by the Fund. Units may be surrendered for redemption in December of any year but must be surrendered at least twenty business days prior to the second last business day of December ("Redemption Date"). Redemption of surrendered units will be effected at net asset value on the Redemption Date of each year and will be settled on or before the tenth business day in January.

Units may also be redeemed at least 20 business days prior to the second last business day of each month, except for the month of December. Unitholders whose units are redeemed will receive a redemption price per unit equal to the lesser of (i) 95% of the weighted average trading price of the units for the ten trading days immediately preceding the Redemption Date and (ii) 100% of the closing market price of the units.

Issued

	Number of Units	Amount
Units, beginning of period	—	$ —
Settlement of the Fund	—	10
Initial public offering, net	21,000,000	198,730,000
Exercise of over-allotment option, net	750,000	7,125,000
Units, end of period	21,750,000	$ 205,855,010

On March 17, 2005, the Fund completed its initial public offering of 21,000,000 units at a price of $10 for proceeds, net of agents' fees and issuance costs of $198,730,000.

On March 31, 2005, the Fund completed the issuance of an additional 750,000 units at a price of $10 for proceeds net of agents' fees of $7,125,000. The issuance of these additional units was pursuant to the exercise of the over-allotment option granted to the agents in connection with the initial public offering.

The Fund received approval from the Toronto Stock Exchange to undertake a normal course issuer bid program for the period from April 11, 2005 through to April 10, 2006. Pursuant to the issuer bid, the Fund may purchase up to 2,165,000 of its units for cancellation when the net asset value per unit exceeds its trading price.

The weighted average number of units outstanding for the period ended March 31, 2005 was 21,050,000.

4. FORWARD AGREEMENT AND COMMON SHARE PORTFOLIO

On March 17, 2005, the Fund entered into a forward purchase and sale agreement ("Forward Agreement") with a Canadian chartered bank ("Counterparty"). The obligations of the Counterparty to the Fund under the Forward Agreement are determined by reference to the performance of the O&G Trust.

Under the terms of the Forward Agreement, the Counterparty has agreed to pay to the Fund, on or about March 31, 2015 or earlier, in whole or in part at the request of the Fund, an amount equal to the redemption proceeds of the number of units of O&G Trust specified in the Forward Agreement, in exchange for the Fund's common share portfolio.

In order to permit the Fund to pay: (i) monthly distributions on its units, (ii) redemptions and repurchases of units and (iii) operating expenses and other liabilities of the Fund, the terms of the Forward Agreement provide that the Forward Agreement may be settled in whole or in part prior to March 31, 2015, by the Fund at its discretion.

The Fund will pay to the Counterparty a fee under the Forward Agreement of 0.40% of the net asset value of the O&G Trust plus a fee related to the stock borrowing costs incurred by the Counterparty of 0.15% of the market value of the Fund's common share portfolio, calculated and payable monthly in arrears.

5. DISTRIBUTIONS PAYABLE TO UNITHOLDERS

Distributions of the Fund as declared by the Manager, are made on a monthly basis to unitholders of record on the last business day of each month. The distributions are payable by the tenth business day of the following month. For the period ended March 31, 2005, the Fund declared total distributions of $0.06 per unit.

6. MANAGEMENT AND SERVICE FEES

Pursuant to management agreements, the Manager provides management and administrative services to the Fund and O&G Trust, for which it is paid management fees, which when taken together, equals 0.45% per annum of the net asset value of the Fund plus applicable taxes. The Fund's management fee may be paid in cash or units at the option of the Manager. To the extent that units are issued from treasury for this purpose, they will be issued at the net asset value per unit. The Manager is responsible for paying fees to Brompton Capital Advisors Inc., the portfolio manager of the Fund and O&G Trust. The Fund also pays to the Manager a service fee equal to 0.30% per annum of the net asset value of the Fund. The service fee is in turn paid by the Manager to investment dealers in proportion to the number of units held by clients of each dealer at the end of each calendar quarter.

7. INVESTMENT TRANSACTIONS

Investment transactions of the Fund and O&G Trust for the period from March 17, 2005 (commencement of operations) to March 31, 2005 were as follows:

Proceeds from sale of investments	$ —
Less cost of investments sold:	
Investments at cost – beginning of period	—
Oil and gas income trusts	—
Common share portfolio	—
	—
Investments purchased during the period	
Oil and gas income trusts	227,975,961
Common share portfolio	205,854,445
	433,830,406
Investments at cost – end of period	
Oil and gas income trusts	227,975,961
Common share portfolio	205,854,445
	433,830,406
Cost of investments sold during the period	—
Net realized gain (loss) on sale of investments	$ —

The common share portfolio has been pledged to the Counterparty under the terms of the Forward Agreement.

8. LOANS PAYABLE

Pursuant to an agreement with a Canadian chartered bank, O&G Trust has a 364-day renewable revolving credit facility and a term credit facility. The revolving credit facility provides for maximum borrowings of $12.0 million at either the prime rate of interest or the bankers' acceptance rate plus a fixed percentage. There were no drawings under this facility at March 31, 2005. At March 31, 2005, O&G Trust had borrowed $18.8 million under the term credit facility. On April 6, 2005, O&G Trust fixed the rate of interest at 4.55% to January 22, 2010 on borrowings of $22.2 million under the term credit facility. The credit facilities are secured by a first-priority security interest over all of O&G Trust's assets.

The credit facilities are used by O&G Trust for the purchase of additional investments and for general purposes.

Corporate Information

Directors

Aubrey W. Baillie, BA, CA

Peter A. Braaten, BA, MBA

Mark A. Caranci, B.Comm, CA

James W. Davie, B.Comm, MBA

Donald L. Lenz, BSc

P. Michael Nedham, BSc, MBA, CBV

Raymond R. Pether, BA, MBA

Christopher S.L. Hoffmann, BSc, MS, LLB

Arthur R.A. Scace, QC, BA, MA, LLB, LLD

Peter L. Wallace, BA, MBA

Ken S. Woolner, BSc, PEng

Officers

Peter A. Braaten
Chairman

Raymond R. Pether
President and Chief Executive Officer

Christopher S.L. Hoffmann
Executive Vice President

Mark A. Caranci
Chief Financial Officer

Moyra E. MacKay
Vice President and Corporate Secretary

David E. Roode
Senior Vice President

Craig T. Kikuchi
Vice President, Finance

Imran Pervaiz
Controller

Jessica Leung
Controller

Lorne J. Zeiler
Vice President

Continuous Disclosure Manager

Contact: David E. Roode
Phone: 416-642-6008
Email: roode@bromptongroup.com

Trustees

Computershare Trust Company of Canada
Brompton Preferred Management Limited

Custodian

The Royal Trust Company of Canada

Auditors

PricewaterhouseCoopers LLP

Bankers

Bank of Nova Scotia
Canadian Imperial Bank of Commerce
Royal Bank of Canada

Website

www.bromptongroup.com

Mailing Address

Suite 2930, Box 793
Bay Wellington Tower, BCE Place
181 Bay Street
Toronto, Ontario
M5J 2T3

Phone: 416-642-6000
Fax: 416-642-6001
Toll Free: 1-866-642-6001

BROMPTON
FUNDS